9/28

05012741

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Countrywide plc

*CURRENT ADDRESS Countrywide House
Perry Way
Witham Essex
CM8 3SX
UK

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 23 2005
THOMSON
FINANCIAL

FILE NO. 82- 34987 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: BBS

DAT : 11/21/05

The Directors, whose names appear on page 5 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Application has been made to the UK Listing Authority for the Countrywide Shares to be admitted to the Official List and to the London Stock Exchange for such Countrywide Shares to be admitted to trading on the London Stock Exchange, which together, under the Listing Rules of the UK Listing Authority, will constitute admission to official listing on a stock exchange. It is expected that Admission of the Countrywide Shares will become effective, and that dealings for normal settlement will commence, at 8.00 a.m. on 25 May 2004. A copy of this document, which comprises listing particulars relating to Countrywide plc which have been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act.

No Countrywide Shares have been marketed to, nor are any available for purchase in whole or in part by, the public in the United Kingdom or elsewhere in connection with the admission to the Official List. This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities in Countrywide plc.

Countrywide plc

(Incorporated and registered in England and Wales under the Companies Act, registered number 4947152)

Introduction to the Official List

Sponsored by

Hawkpoint Partners Limited

Hawkpoint Partners Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide Assured Group plc and as sponsor to Countrywide plc and Chesnara plc, and for no one else in connection with the listing of the Countrywide Shares and will not be responsible to anyone other than Countrywide Assured Group plc or Countrywide plc for providing the protections afforded to its customers or for providing advice in connection with the listing of the Countrywide Shares or the contents of this document.

HSBC Bank plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide plc and no one else in connection with the listing of the Countrywide Shares, and will not be responsible to anyone other than Countrywide plc for providing the protections afforded to its customers or for providing advice in connection with the listing of the Countrywide Shares or the contents of this document.

The date of this document is 18 March 2004.

The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The Countrywide Shares to be issued in connection with the Scheme have not been, and are not required to be registered with the Securities Exchange Commission under the Securities Act or the securities laws of any state in the US. Neither the Securities Exchange Commission, nor the securities commission of any state in the US, has approved or disapproved of these securities or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence.

SHARE CAPITAL UPON ADMISSION

Expected maximum number of issued and fully paid or credited as fully paid Countrywide Shares
171,984,262

The number of Countrywide Shares is based on the number of Countrywide Assured Group Shares in issue as at 17 March 2004 and on the assumptions that (i) the Countrywide Share Consolidation has been effected and (ii) any options under the Countrywide Assured Group Share Plans which are capable of exercise are exercised prior to Admission (based on the most up-to-date option information available as at 17 March 2004, being the latest practicable date prior to publication of this document). Countrywide Shares to be issued in connection with the Scheme will rank in full for all dividends and other distributions declared, made or paid on such Countrywide Shares after the date on which they are admitted to the Official List. Details of the basis of determination of the nominal amount of the Countrywide Shares are set out in Part 4 of this document.

There will also be one redeemable preference share of £50,000 in issue. This has been issued by Countrywide so that it meets minimum share capital requirements of the Companies Act pending the issue of the Countrywide Shares on the Scheme becoming effective. As described in Part 5, Countrywide intends to redeem the redeemable preference share shortly after Admission.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Countrywide Shares will be issued to Countrywide Assured Group Shareholders in connection with the Proposals. Completion of the Proposals is subject to a number of conditions, including approval of the Proposals by Countrywide Assured Group Shareholders at the Court Meeting and the Extraordinary General Meeting which are scheduled to take place on 28 April 2004. The following is the expected timetable of the principal events connected with the Proposals.

	2004
Court Meeting and EGM of Countrywide Assured Group	28 April
Court hearing of the petition to sanction the Scheme	18 May
Court hearing of the petition to confirm the reduction of capital of Countrywide Assured Group provided for under the Scheme	20 May
Last day of dealings in Countrywide Assured Group Shares (i)	21 May
Scheme Record Time (i)	4.30 p.m. on 21 May
Effective Date of the Scheme (i)	21 May
Court hearing of petition to confirm Reduction of Capital (ii)	24 May
Reduction of Capital occurs and Demerger is completed (iii)	25 May
Dealings in Countrywide Shares commence on the London Stock Exchange (iii)	8.00 a.m. on 25 May
Crediting of Countrywide Shares to CREST accounts (iii)	25 May
Despatch of share certificates for Countrywide Shares (iii)	by 1 June
Despatch of cheques and proceeds credited to CREST accounts in respect of the Return of Capital and 2003 Final Dividend (iii)	by 11 June

Notes

(i) These times and dates are indicative only and will depend, amongst other things, on the date on which the Court sanctions the Scheme.

(ii) This date is indicative only and will depend, amongst other things, on the date on which the Scheme becomes effective.

(iii) These times and dates are indicative only and will depend, amongst other things, on the date on which the Scheme becomes effective and the date on which the Court confirms the Reduction of Capital.

All references to time in this document are to London time.

The dates given are based on Countrywide's current expectations and may be subject to change. In particular, certain Court dates are subject to confirmation by the Court.

This document contains certain statements that are or may be forward-looking. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and therefore undue reliance should not be placed on such forward-looking statements. Forward-looking statements speak only as of the date they are made and save as required by law or the Listing Rules, Countrywide undertakes no obligation to update publicly any of them in light of new information or future events. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.

DIRECTORS, COMPANY SECRETARY AND ADVISERS

DIRECTORS	Christopher Sporborg	Non-executive Chairman
	Harry Hill	Group Managing Director
	Michael Nower	Group Finance Director
	Michael Gordon	Senior non-executive Director
	Andrew Brown	Non-executive Director
	Peter Mason	Non-executive Director
COMPANY SECRETARY	Gareth Williams	
REGISTERED AND HEAD OFFICE	Countrywide House Perry Way Witham Essex CM8 3SX	
SPONSOR AND FINANCIAL ADVISER	Hawkpoint Partners Limited 4 Great St. Helens London EC3A 6HA	
LEGAL ADVISER TO ISSUER	Pinsents 1 Park Row Leeds LS1 5AB	
LEGAL ADVISER TO SPONSOR	Ashurst Broadwalk House 5 Appold Street London EC2A 2HA	
AUDITORS AND REPORTING ACCOUNTANTS	KPMG Audit plc 8 Salisbury Square London EC4Y 8BB	
REGISTRARS	Capita Registrars The Registry 34 Beckenham Road Beckenham Kent BR3 4TU	
BROKERS	HSBC Bank plc 8 Canada Square London E14 5HQ	
BANKERS	Lloyds TSB Bank plc Black Horse House Castle Park Cambridge CB3 0AR	
	HSBC Bank plc Parkers House 46 Regent Street Cambridge CB2 1DP	
	The Royal Bank of Scotland plc 280 Bishopsgate London EC2M 4RB	
	Fortis Bank SA/NV Camomile Court 23 Camomile Street London EC3A 7PP	

PART 1

Information on Countrywide plc

1. Introduction

During the past year, Countrywide Assured Group has been considering ways in which to improve the efficiency of the capital structure of its group (and in particular the balance between equity funding and debt funding) and to rationalise its group corporate structure around its core estate agency and professional property services businesses and its Life Business.

On 18 December 2003, Countrywide Assured Group confirmed the proposed Demerger of Chesnara plc, which will (following implementation of the Proposals) be the holding company for the group's Life Business. Countrywide Assured Group has subsequently received approval for the Demerger, subject to listing clearance, from the Financial Services Authority. The proposed Demerger is being effected primarily because:

- the Life Business is substantially closed to new business and its activities are fundamentally different in nature to the rest of the Group;
- there are no operating synergies between the businesses or compelling reasons for the two businesses to remain as part of the same group;
- the capital requirements and investment propositions of the two businesses are entirely different; and
- it gives Shareholders a pure play investment in both the UK's leading residential estate agency and professional property services business and in a well capitalised life assurance business with a significant potential dividend stream.

In addition, Countrywide Assured Group confirmed that consideration was being given to a number of possibilities in relation to the capital structure of the continuing Countrywide Group including, among other things, a one-off return of capital. The Demerger and the Return of Capital were confirmed in Countrywide Assured Group's preliminary results announcement on 10 March 2004; the Demerger and the Return of Capital will be implemented by way of a Court approved scheme of arrangement under section 425 of the Companies Act.

Under the Proposals, Countrywide Assured Group Shareholders at the Scheme Record Time will receive, in exchange for their Countrywide Assured Group Shares, Countrywide Shares, Chesnara Shares and cash on the following basis:

For every 4 Countrywide Assured Group Shares	**2 Countrywide Shares and 1 Chesnara Share and approximately 103.2 pence in cash by way of the Return of Capital (in addition to the 2003 Final Dividend of 19 pence)**

The amount of cash paid to Countrywide Assured Group Shareholders per Countrywide Assured Group Share in respect of the Return of Capital, set out above, is based on the number of Countrywide Assured Group Shares currently in issue; the exact Return of Capital per Countrywide Assured Group Share will be based on the number of Countrywide Assured Group Shares in issue as at the Scheme Record Time.

Further information relating to the Proposals are set out in paragraph 4 below and Part 4 of this document.

2. History, background and activities

The Group came into existence in 1986 when the first two estate agency groups in the country to be listed on the London Stock Exchange, Bairstow Eves and Mann & Co., were acquired by Hambros plc and merged to form Hambro Countrywide. Other acquisitions and new ventures have followed, including, in 1988, the establishment of Hambro Assured.

The Group's largest acquisition took place in October 1994, when Hambro Countrywide acquired 301 estate agency branches and Nationwide Surveyors from the Nationwide Building Society. The Nationwide Surveyors business was combined with Countrywide Surveyors to create the largest residential surveying and valuation business in the UK. Many of the estate agency branches acquired provided residential letting and

management services. In 1995, the lettings operations acquired were merged with the existing Group's letting and property management business under the banner of Countrywide Residential Lettings.

Early in 1995, a further estate agency business, trading as Spencers, based in and around Leicester, was acquired from the National & Provincial Building Society, increasing the Group's residential estate agency offices to 762.

During 1997 and 1998, the Group acquired three major London businesses: Faron Sutaria (estate agency and lettings), John D Wood & Co. (estate agency and lettings) and PKL (a leading residential lettings business) to complement the extensive network of estate agency and residential lettings offices owned by the Group outside central London. In 1997 the Group set up Hambro Countrywide Conveyancing which was to form the basis of the Group's residential conveyancing business.

In mid 1998, the Group acquired over 100 surveyors from Royal & Sun Alliance Property Services to further consolidate Countrywide Surveyors' leading position in the UK's residential surveying and valuation market. In this same year, the Group was demerged from its controlling shareholder, Hambros plc, and the Group's shares passed into a wide range of institutional investors' hands. Thereafter, the name of the Group was changed to Countrywide Assured Group plc, with the life assurance subsidiary renamed Countrywide Assured plc.

In 2002, the Group entered into a long term distribution agreement with Friends Provident for the distribution of mortgage related insurance protection products, equivalent to those being generated by the Group's Life Business, to be sold by its financial services sales force. This agreement led to the Group's Life Business being substantially closed to new business.

As part of the Scheme, Countrywide will become the holding company of Countrywide Assured Group. The continuing activities of the Countrywide Group will consist of the residential estate agency business (Countrywide Estate Agents) and the surveying, conveyancing and financial services businesses, which comprise Countrywide Surveyors, Countrywide Property Lawyers, Countrywide Assured Financial Services, Countrywide Assured Mortgage Services, Countrywide Assured Insurance Services and Countrywide Lending Solutions.

With over 875 offices, including 76 franchised offices in the UK, the Group's residential estate agency business is the largest network of estate agents in the UK. Its well known brands include John D Wood & Co., Faron Sutaria, Bairstow Eves, Mann & Co., Palmer Snell and Taylors.

The financial services sales force, based in the estate agency offices, arranges mortgages, income protection policies, general insurance policies and mortgage and personal protection policies on behalf of housebuyers and vendors. The Group is one of the largest arrangers of mortgage products and other financial services products associated with housing transactions in the UK. In the year ending 31 December 2003, the Group arranged over £4.6 billion of mortgages on behalf of its panel of leading mortgage providers. The current level of the Group's mortgage activities is equivalent to arranging a mortgage for approximately 60 per cent. of those customers who buy a property through the Group. A significant majority of those customers taking a mortgage product also purchase one or more general insurance and/or mortgage protection products.

In addition, the Group has the UK's largest residential surveying and valuation practice, with approximately 645 qualified surveyors, providing residential surveys and valuations, principally on behalf of lenders. It also has one of the largest residential conveyancing businesses in the UK and has a nascent remortgage conveyancing business, which is due to commence operations in the second half of 2004, in order to take advantage of this rapidly expanding market.

The Group aims to maximise the powerful cross-selling opportunities that exist between its businesses. The Group's estate agency branches are the key entry point to the services and products that the Group can provide to customers, as the following example illustrates.

A person wishing to sell his or her property will typically instruct and agree a fee with the estate agency branch. The estate agency branch will then commence the marketing of the property and the seller will be offered the services of the Group's residential conveyancing division to undertake the necessary legal work. A buyer will then normally identify the property as one that he or she wishes to purchase. When the terms of the purchase have been agreed, the estate agent will normally give the purchaser the opportunity of an appointment with the financial services representative, of which there is one in most estate agency branches. In order to fund the purchase, the purchaser will be offered a mortgage provided by the Group's leading panel of mortgage lenders and will also be given the opportunity to purchase life insurance products (e.g.

death benefit and critical illness cover) and general insurance products (e.g. household and contents and redundancy insurance).

Over 60 per cent. of purchasers take a mortgage from the Group's panel of mortgage providers and of those purchasers who take out such a mortgage, a significant majority take out some form of life insurance and take out some form of general insurance.

In addition to the estate agency fee earned by the Group on the sale of the property (and potentially conveyancing fees earned from the seller and the purchaser), securing the mortgage for the purchaser generates a fee from the mortgage panel plus a potential further fee for the surveying division if (as is normally the case) the lender requires confirmation that the property provides adequate security. The sale of life insurance and general insurance products generates a fee directly from the providers of those products.

3. Strategy

The strategy of the Countrywide Group going forward will be to:

- develop its nascent re-mortgage conveyancing business and also increase the market share of its existing residential conveyancing business by exploiting the additional capacity provided by the recent investment in IT systems;
- reap the full benefits from the consolidation of the estate agencies that it acquired from Friends Provident and make further acquisitions when opportunities arise;
- further develop its estate agency franchising operations;
- expand its Spanish estate agency business and explore other possible geographies for expansion;
- increase further the penetration of its financial services products;
- continue to expand the Countrywide Group's surveying business by increasing the number of surveyors and the implementation of more efficient IT systems and continue to consider acquisitions when opportunities arise; and
- maximise the opportunities available to the Countrywide Group from the probable introduction of Home Information Packs.

4. Outline of the Proposals and formation of Countrywide plc

There are several key elements to the implementation of the Proposals:

- the creation, pursuant to the Scheme, of a new listed company, Countrywide plc, which will become the new holding company of the residential estate agency and professional property services businesses;
- the creation of a new listed company, Chesnara plc, which will become the new holding company of the Life Business;
- a return of capital to Countrywide Shareholders (again pursuant to the Scheme) which will result in a cash payment to Shareholders of, in aggregate, £85 million (equating to approximately 25.8 pence per existing Countrywide Assured Group Share in issue) and which, when added to the payment of the 2003 Final Dividend, will result in a cash payment to Shareholders of, in aggregate, approximately £100 million (equating to approximately 30.6 pence per existing Countrywide Assured Group Share in issue). The Return of Capital will be assisted by a new £100 million revolving bank facility; and
- the separation of the existing Group, pursuant to the Demerger, into two new separately listed companies:

    (a) Countrywide plc, which will own the residential estate agency and professional property services businesses; and

    (b) Chesnara plc, which will own the Life Business.

The Proposals are conditional upon, *inter alia*, Court and Shareholder approval and the Return of Capital is conditional upon the bank facilities (further details of which are set out in paragraph 13.3 of Part 5 of this document) becoming unconditionally available to the Company.

5. Summary financial information

The table below, the contents of which have been extracted without material adjustment from the Accountants' Report set out in Part 2 of this document, summarises the trading record of the Group, for the three years ended 31 December 2003.

Shareholders should read the whole of this document and not just rely on the summary financial information in this Part 1.

	Year ended 31 December 2001 audited £m	Year ended 31 December 2002 audited £m	Year ended 31 December 2003 audited £m
Turnover	355.4	423.0	455.0
Operating profit	44.8	76.5	81.5
Profit on ordinary activities before taxation	41.7	72.8	76.5
Adjusted earnings per share	7.76p	13.94p	15.67p
Adjusted earnings per share following the Proposals[1]	15.52p	27.88p	31.34p
Net assets	29.5	14.2	49.0

[1] *Adjusted to reflect the effect of the cancellation of shares and the Proposals*

6. Current trading and prospects

The Non-life Business started 2004 with a strong pipeline of sales arranged awaiting exchange, and in January and February business has been stronger than the comparable period in 2003; the fee value of net new sales arranged in February was the second best ever achieved in a single month in the Group's corporate history. Both volumes and house prices have continued to rise since the beginning of the year, and thus the fee value of house sales arranged has increased by £11.2 million over the same period last year.

Although sales in the financial services business started the year slowly, momentum has since increased, while both Countrywide Surveyors and Countrywide Property Lawyers have had encouraging starts to 2004.

With a pipeline of commission 31 per cent. up on the comparable period last year, and strong activity levels across all divisions, the current outlook for the Non-life Business appears to be excellent.

7. Dividend policy

The Board of Countrywide intends to pursue a progressive dividend policy and, barring unforeseen circumstances, it intends to target a level of dividend cover of 2.5 to 3.0 times for the year ending 31 December 2004, based on pre-exceptional earnings.

8. Capital structure

The Board considers that, following the implementation of the Proposals, the Group will have a more appropriate capital structure, taking into account both the cash generative nature of its business and the markets in which it operates. The new £100 million revolving bank facility represents a multiple of 1.1 times earnings before interest, tax, depreciation and amortisation for the year ended 31 December 2003. The interest charge relating to the new revolving bank facility would have been covered 14.7 times by earnings before interest, tax and amortisation for the year ended 31 December 2003, on the basis that the facility had been fully drawn for a 12 month period.

9. The Board and corporate governance

All of the Directors were previously directors of Countrywide Assured Group. Details of the Directors and the Company Secretary of Countrywide are set out in paragraph 5 in Part 5 of this document.

Corporate Governance

The Board of Countrywide is committed to achieving high standards of corporate governance and the composition of the Board has been designed to comply with the recent changes to the Combined Code, and in particular the recommendations of the Higgs Report. The Board of Countrywide intends to ensure that Countrywide complies fully with the revised Combined Code in advance of any requirement to do so.

The Board will be headed by Christopher Sporborg as Non-executive Chairman, with Harry Hill in day-to-day control as Group Managing Director. The Board will meet at least six times each year and will have

access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with.

Countrywide will create an Executive Board which, in addition to Harry Hill and Michael Nower, will consist of the following senior executives:

Gerald Fitzjohn	National Sales Director, Estate Agency & Financial Services
Terry Marris	Managing Director, Countrywide Property Lawyers
Christopher Shaw	Managing Director, Countrywide Surveyors
Anthony Ekins	Divisional Director, London, Estate Agency & Financial Services
Anthony Crew	Managing Director, Countrywide Spain
John Williams	Managing Director, Countrywide Financial Services

The Executive Board will be responsible for managing the day-to-day activities of the Countrywide Group and will report to the Board of Countrywide on a regular basis.

The Board has established an audit committee, a remuneration committee and a nominations committee.

The audit committee will be chaired by Andrew Brown and its other members will be Peter Mason and Michael Gordon. This committee will ensure that management has effective processes in place for assessing the effectiveness of risk management and internal controls, including financial, operational and compliance policies and practices. It will also consider the form and content of financial reports and statements, especially as regards accounting standards, accounting policies and the degree of judgement applied. The audit committee will also review general matters which may be brought to the attention of Countrywide by its auditors and will review the scope and results of the external audit and its cost effectiveness, as well as the performance of the auditors and provision of non-audit services to Countrywide. The audit committee will meet at least four times each year.

The remuneration committee will be chaired by Christopher Sporborg and its other members will be Peter Mason, Andrew Brown and Michael Gordon. It will have responsibility for determining Countrywide policy on executive remuneration and the remuneration of the executive directors and will monitor the remuneration of other senior employees in Countrywide. The remuneration committee will meet at least three times each year. The remuneration committee recommends to the Board the reward framework for senior management. It will also review the salaries of the executive directors and other senior management annually after consideration of Countrywide's performance, market conditions, the level of increases awarded to employees throughout the business and the need to reward individual performance.

The nominations committee will be chaired by Christopher Sporborg and its members will be Peter Mason, Andrew Brown, Michael Gordon and Harry Hill. It will have responsibility for the nomination and selection of directors. The committee will meet at least three times a year.

10. Employees

The Countrywide Group operates in a competitive industry and it is an important part of its strategy to attract, motivate and retain high calibre individuals who are able to deliver the Group's business objectives. The level of remuneration and benefits offered is key to supporting this area of the Group's strategy.

The Countrywide Group sets out to provide competitive salaries and benefits for all its employees, consistent with business strategy and performance. Total remuneration comprises fixed pay, bonuses, commissions and benefits.

The Countrywide Group aims to align the interests of all employees as closely as possible with the interests of Shareholders. It therefore regards employee share ownership as an important incentive and a distinguishing factor from its competitors.

The Countrywide Group intends to administer the Countrywide Share Plans with the object of giving employees at all levels the opportunity to acquire and hold shares in Countrywide. Employees of Countrywide Assured Group have maintained their strong commitment to share ownership in recent years.

The average number of employees in the Group in each of the last three financial years was as follows:

	2001	2002	2003
Administration	61	67	66
Operations	7,357	8,409	8,431
TOTAL	7,418	8,476	8,497

Details of the proposed Countrywide Share Plans are set out in paragraph 8 of Part 5 of this document.

PART 2

Financial information

1. Accountants' Report on Countrywide plc

KPMG

KPMG Audit Plc

1 Puddle Dock
London EC4V 3PD
United Kingdom

Tel +44 (0) 20 7311 1000
Fax +44 (0) 20 7311 3311
DX 38050 Blackfriars

The Directors
Countrywide plc
Countrywide House
Perry Way
Witham
Essex CM8 3SX

The Directors
Hawkpoint Partners Limited
4 Great St. Helens
London
EC3A 6HA

18 March 2004

Dear Sirs

Countrywide plc

We report on the financial information set out below. This financial information has been prepared for inclusion in the listing particulars dated 18 March 2004 relating to the admission of Countrywide plc ("**the Company**") to the Official List.

Basis of preparation

The Company was incorporated on 29 October 2003 and will prepare its first statutory financial statements for the fourteen month period ending 31 December 2004.

The financial information set out in paragraphs 1 to 2.4 is based on the financial statements of the Company from incorporation to 31 December 2003, prepared on the basis described in note 2.1, to which no adjustments were considered necessary.

Responsibility

Such financial statements are the responsibility of the Directors of the Company who approved their issue.

The Directors of the Company are responsible for the contents of the listing particulars dated 18 March 2004 in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board of the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion the financial information gives, for the purposes of the listing particulars, a true and fair view of the state of affairs of Countrywide plc as at the date stated.

1. Net assets of Countrywide plc at 31 December 2003

	Note	As at 31 December 2003 £
Current assets		
Debtors — due within one year		2
Net assets		2
Capital and reserves		
Called up share capital		2
Equity shareholders' funds		2

2. Notes to the net assets of Countrywide plc

2.1 Accounting policies

(a) Basis of preparation

The accounts of the Company have been prepared under the historical cost convention and in accordance with applicable UK accounting standards. The Company was incorporated on 29 October 2003 as Pinco 2041 plc. On 22 December 2003, it changed its name to Countrywide plc. No audited financial statements have been made up and no dividends have been declared or paid up since incorporation. The Company had not commenced business on 31 December 2003 and accordingly no profit or loss is presented.

2.2 Called up share capital

	Number	£
Authorised share capital on incorporation and at 31 December 2003		
Ordinary shares of £1 each	50,000	50,000
Allotted and fully paid ordinary shares of £1 each on incorporation and at 31 December 2003	2	2

2.3 Subsequent events

On 9 March 2004, the following transactions occurred:

- the existing share capital was sub-divided into 1p shares;
- the authorised share capital was increased to £600,050,000 divided into one £50,000 redeemable preference share and 60 billion 1p ordinary shares; and
- one redeemable preference share of £50,000 was issued, paid up to one quarter.

Yours faithfully

KPMG Audit Plc

2. Accountants' Report on Countrywide Group

KPMG

KPMG Audit Plc
1 Puddle Dock
London EC4V 3PD
United Kingdom

Tel +44 (0) 20 7311 1000
Fax +44 (0) 20 7311 3311
DX 38050 Blackfriars

The Directors
Countrywide plc
Countrywide House
Perry Way
Witham
Essex CM8 3SX

The Directors
Hawkpoint Partners Limited
4 Great St Helens
London
EC3A 6HA

18 March 2004

Dear Sirs

The Countrywide Group

We report on the financial information set out below. This financial information has been prepared for inclusion in the listing particulars dated 18 March 2004 of Countrywide plc ("**the Company**").

Basis of preparation

The financial information set out in paragraphs 1 to 5.33 is based on the audited consolidated financial statements of Countrywide Assured Group plc and of its subsidiary undertakings (collectively referred to as "**the Group**") for the three years ended 31 December 2001, 2002 and 2003, prepared on the basis described in paragraph 5.0 after making such adjustments as we consider necessary.

Responsibility

Such financial statements are the responsibility of the directors of the Group who approved their issue.

The Directors of Countrywide plc are responsible for the contents of the listing particulars dated 18 March 2004 in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board of the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion the financial information gives, for the purposes of the listing particulars, a true and fair view of the state of affairs of the Group as at the dates stated and of its profits and cash flows for the periods then ended.

1. **Combined profit and loss accounts of the Countrywide Group for the three years ended 31 December 2003**

	Note	2001 £m	2002 £m	2003 £m
Turnover	*5.1*	355.4	423.0	455.0
Staff costs	*5.3*	(196.8)	(223.9)	(240.3)
Other operating costs	*5.5*	(120.8)	(132.2)	(142.0)
Other operating income	*5.6*	7.0	9.6	8.8
Operating profit		44.8	76.5	81.5
Share of operating profit/(loss) in — joint venture	*5.11(b)*	(1.8)	(0.3)	0.2
— associates	*5.11(c)*	(1.3)	(4.4)	(2.7)
Amounts written off investment property	*5.14*	—	—	(2.7)
Net interest receivable and similar charges	*5.7*	—	1.0	0.2
Profit on ordinary activities before taxation		41.7	72.8	76.5
Taxation	*5.8*	(13.8)	(23.5)	(25.6)
Profit on ordinary activities after taxation		27.9	49.3	50.9
Dividends	*5.9*	(18.9)	(20.4)	(22.5)
Retained profit for the period		9.0	28.9	28.4

There is no material difference between the profit for the year and the results on a historical basis.

Earnings and dividends per share based on Countrywide Assured Group plc shares in issue.

Earnings per share	*5.10*	7.76p	13.72p	14.93p
Adjusted earnings per share	*5.10*	7.76p	13.94p	15.67p
Diluted earnings per share	*5.10*	7.71p	13.55p	14.87p
Dividend per share	*5.9*	5.25p	6.15p	6.90p

Earnings per share based on anticipated Countrywide plc shares in issue following the demerger.

Earnings per share	*5.10*	15.52p	27.44p	29.86p
Adjusted earnings per share	*5.10*	15.52p	27.88p	31.34p
Diluted earnings per share	*5.10*	15.42p	27.10p	29.74p

2. Combined net assets of the Countrywide Group at 31 December 2001, 2002 and 2003

	Note	2001 £m	2002 £m	2003 £m
Fixed assets				
Intangible assets: goodwill	*5.12*	7.1	18.8	16.7
Tangible assets	*5.13*	17.2	30.4	35.7
Other investments	*5.14*	18.8	25.2	27.7
Investments in joint ventures				
— share of gross assets	*5.11(b)*	0.9	1.4	1.4
— share of gross liabilities		(0.1)	(0.4)	(0.2)
		0.8	1.0	1.2
Investments in associates				
— goodwill	*5.12*	6.9	4.2	1.8
— share of net assets	*5.11(c)*	2.4	0.7	0.9
		9.3	4.9	2.7
Total fixed assets		53.2	80.3	84.0
Current assets				
Debtors — due within one year	*5.15*	39.4	49.7	53.2
Cash at bank		24.5	26.3	61.2
		63.9	76.0	114.4
Current liabilities				
Creditors due within one year	*5.16*	(70.1)	(110.4)	(119.9)
Net current liabilities		(6.2)	(34.4)	(5.5)
Total assets less current liabilities		47.0	45.9	78.5
Creditors due after more than one year	*5.17*	(12.3)	(25.4)	(20.8)
Provisions for liabilities and charges	*5.18*	(5.2)	(6.3)	(8.7)
Net assets		29.5	14.2	49.0
Capital and reserves				
Called up share capital	*5.19*	18.1	18.1	16.5
Share premium and other reserves	*5.20*	11.4	(3.9)	32.5
Equity shareholders' funds		29.5	14.2	49.0

3. Combined cash flows of the Countrywide Group for the three years ended 31 December 2003

	Note	2001 £m	2002 £m	2003 £m
Net cash flow from operating activities	*5.25*	52.6	85.0	92.8
Net interest received		—	1.0	0.1
		52.6	86.0	92.9
Taxation paid		(4.1)	(15.4)	(25.0)
Capital expenditure and financial investment				
Purchase of tangible assets		(5.3)	(12.8)	(13.4)
Sale of tangible assets		2.3	1.5	1.3
Purchase of investments		(14.9)	(7.6)	(4.0)
Net cashflow for capital expenditure and financial investment		(17.9)	(18.9)	(16.1)
Acquisitions	*5.28*	(9.1)	(16.0)	(0.6)
Initial payment from Friends Provident		—	24.3	—
Equity dividends paid		(17.0)	(19.7)	(20.2)
Cash inflow before financing		4.5	40.3	31.0
Financing				
Issue of shares		0.2	1.4	2.0
Purchase of own shares		—	(51.7)	—
Advance of term loans	*5.26*	8.6	5.9	1.1
Cash transferred into Insurance Cell		—	—	(1.2)
Dividend from Life Business		7.0	6.0	—
Net cash inflow/(outflow) from financing		15.8	(38.4)	1.9
Increase in cash		20.3	1.9	32.9

4. Combined statement of total recognised gains and losses

	2001 £m	2002 £m	2003 £m
Profit for the year	27.9	49.3	50.4
Total recognised gains and losses since last Annual Report	27.9	49.3	50.4

5. Notes to the combined financial statements for Countrywide Group

5.0 Accounting policies

(a) Basis of preparation and combination

The combined Financial Information for the Countrywide Group is based on the consolidated accounts of Countrywide Assured Group ("the Group").

The Group's accounts have been prepared under the historical cost convention, modified by the revaluation of certain freehold properties and in accordance with applicable accounting standards. The accounting Financial Reporting Standards adopted by the Group in the year ended 31 December 2003 have been used for each of the three years ended 31 December 2001, 2002 and 2003. The Group financial statements are prepared in accordance with Schedule 4 to the Companies Act 1985.

The combined Financial Information for the Countrywide Group is a consolidation of the financial statements of the Company and its subsidiary undertakings made up to the accounting reference date except for Countrywide Assured Life Holdings Limited and its subsidiaries which are to be demerged to a new holding company, Chesnara (the "Life Business") under the proposed transaction. The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

The investment held in the Life Business and all Life Business related balances, save those inter-company amounts owed between the Countrywide Group and the Life Business, have not been included in the financial information. As the investment of £40 million in the Life Business has not been included in net assets, a corresponding adjustment has been reflected in other reserves to remove the £40 million from

shareholders' funds brought forward at 1 January 2001. Any management charges or dividends received by Countrywide Group from Chesnara have been taken to the reserves.

An associate is an undertaking in which the Group has a long term interest, usually from 20 per cent. to 50 per cent. of the equity voting rights, and over which it exercises significant influence. The Group's share of the profits less losses of associates is included in the consolidated profit and loss account and its interest in their net assets, other than goodwill, is included in investments in the consolidated balance sheet.

A joint venture is an undertaking in which the Group has a long-term interest and over which it exercises joint control. The Group's share of the profits less losses of joint ventures is included in the consolidated profit and loss account and its interest in their net assets, other than goodwill, is included in investments in the consolidated balance sheet.

The Financial Information includes all of the Group's overhead costs, and no allocation of such overhead costs has been made to the Life Business.

The tax charge attributable to the Countrywide Group reflects the charge applicable to the results of the Countrywide Group, and excludes those relating to the subsidiaries and businesses attributable to the Life Business.

As described in note 5.1(j), the Group received a £25 million payment under the distribution agreement with Friends Provident Life and Pensions Limited ("FPLAP") in the year ended 31 December 2002. Costs incurred by the Group, including the Life Business, were offset in 2002 and 2003 against the £25 million payment prior to the remaining balance being deferred over a 15 year agreement. The Financial Information for the Countrywide Group has excluded those costs incurred by the Life Business, as they do not apply to the Countrywide Group, and as a result the offset of costs against the £25 million payment has been reduced.

(b) Turnover

Turnover, which arises wholly in the United Kingdom, comprises commission and fees receivable.

Commission earned on sales of residential and commercial property is accounted for on the exchange of contracts for such sales. Survey & Valuation and Conveyancing fees are accounted for on completion of the service being provided. Commission earned on sales of insurance policies and related products is accounted for when the policies go on risk.

(c) Fixed assets

Fixed assets are stated at cost or valuation less accumulated depreciation.

(i) Tangible assets

Tangible assets are depreciated, on a straight line basis, to their estimated residual value as follows:

Freehold buildings — 50 years;
Leasehold properties and improvements — over the period of the lease;
Office furniture and equipment — three to five years;
Motor vehicles — four to five years.

(ii) Finance leases and hire purchase contracts

Where assets are financed by leasing or hire purchase arrangements that give rights approximating to ownership ("finance leases") the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as a lease obligation. Such assets are depreciated on the same basis and over the same estimated lives as other comparable assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged against profit as incurred.

(iii) Vacant leasehold properties

Provision is made for the best estimate of the present value of unavoidable lease payments on vacant leasehold properties.

(d) Pensions

The expected cost of pensions in respect of the Group's defined benefit pension schemes is charged to the profit and loss account so as to spread the cost of pensions over the service lives of employees in the schemes.

In accordance with Statement of Standard Accounting Practice No. 24 (Accounting for pension costs) variations from the regular cost are spread over the expected remaining service lives of current employees in the schemes. The pension cost is assessed in accordance with the advice of qualified actuaries. In respect of defined contribution schemes, contributions are charged to the profit and loss account in the year in which they became payable.

(e) Investments

Investment properties are valued on an open market basis with changes in market value taken to the revaluation reserve unless a deficit (or its reversal) occurs on an individual property, whereby it is charged (or credited) to the profit and loss account. Valuations are undertaken by professional valuers at intervals of not more than three years. In the intervening years values are reviewed by the Directors and adjustments made to the financial statements as appropriate. This treatment may be a departure from the requirements of the Companies Act 1985 concerning the depreciation of fixed assets. However, the Directors consider this accounting policy is necessary for the financial statements to show a true and fair view. Shares in the Company held by Countrywide Assured Group Employee Benefit Trust are shown at cost. The cost of acquiring the shares is charged to the profit and loss account over the five year period in which the shares are held by the Trust.

(f) Operating leases

Leasing payments in respect of operating leases are charged against profit as incurred, other than relating to vacant leasehold properties as described in paragraph (c) (iii) above.

(g) Goodwill

Prior to 1 January 1998, when FRS 10: Goodwill and Intangible Assets was adopted, purchased goodwill arising on the consolidation of acquisitions (representing the excess of the fair value of the consideration and associated costs given over the fair value of the separable net assets acquired) was written off to reserves in the year of acquisition. When a subsequent disposal occurs any related goodwill previously written off to reserves is written back through the profit and loss account as part of the profit or loss on disposal.

Purchased goodwill arising on consolidation in respect of acquisitions since 1 January 1998 is capitalised. Positive goodwill is amortised to nil by equal annual instalments over its estimated useful life of no more than 20 years. Any impairment charge is included within operating profits.

Negative goodwill arising in respect of acquisitions since 1 January 1998 is included within fixed assets and released to the profit and loss account in the periods in which the fair values of the non-monetary assets purchased on the same acquisition are recovered, whether through depreciation or sale.

On the subsequent disposal or termination of business acquired since 1 January 1998, the profit and loss on disposal or termination is calculated after charging (crediting) the unamortised amount of any related goodwill (negative goodwill).

(h) Tax

The charge for tax is based on the profit and loss account for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax assets and liabilities are recognised in accordance with FRS 19: Deferred Taxation. The Group has chosen not to discount the deferred tax asset or liability, to reflect the time value of money, as permitted by FRS 19. Deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date, except where FRS 19 requires a different treatment. Deferred tax assets arising from unrelieved tax losses are only recognised to the extent that they will be relieved in the foreseeable future.

(i) Capitalisation of internal software development costs

Internal costs that are incurred during the development of significant and separately identifiable computer software for use in the business are capitalised where the software is integral to the generation of future economic benefits. Internal costs that are capitalised are limited to incremental costs specific to the project. The software is depreciated once it is ready for use in the business.

(j) *Distribution agreement with Friends Provident Life and Pensions Limited ("FPLAP")*

During the year to 31 December 2002, the Countrywide Group received an initial payment of £25 million received under the distribution agreement with FPLAP. This has been deferred and will be recognised over the 15 year life of the agreement, except to the extent that costs have been incurred in reaching that agreement, or as a direct result of entering into that agreement. Income has been recognised immediately to offset the impact of such costs.

5.1 Segmental analysis for the Countrywide Group

	Turnover			Operating profit		
	2001	2002	2003	2001	2002	2003
	£m	£m	£m	£m	£m	£m
Business Segments						
Estate Agency	197.0	242.7	253.6	19.0	40.2	33.6
Financial Services	50.2	59.8	72.9	4.1	11.3	23.1
Surveying &Valuation	93.0	101.8	108.0	24.6	28.7	31.9
Conveyancing	15.2	18.7	20.2	1.3	1.8	(1.5)
Central	—	—	0.3	(4.2)	(5.5)	(5.6)
Total group	355.4	423.0	455.0	44.8	76.5	81.5

Net assets/(liabilities) (excluding intra-group funding)

	2001	2002	2003
	£m	£m	£m
Business Segments			
Estate Agency	2.3	34.3	33.6
Financial Services	(6.6)	(25.9)	(32.1)
Surveying & Valuation	4.8	4.9	(1.8)
Conveyancing	0.6	3.2	7.9
Central	28.4	(2.3)	41.4
Total group	29.5	14.2	49.0

In April 2003 Countrywide Properties Overseas Spain SL opened an office in Spain (2003 turnover £1.7 million, 2002 and 2001: £nil). All other activities took place within the UK.

5.2 Staff costs

	2001	2002	2003
	£m	£m	£m
Salaries	174.4	199.6	213.2
Social security	17.6	20.1	22.6
Pension costs	4.8	4.2	4.5
	196.8	223.9	240.3

5.3 Employees

The average number of persons employed by the Countrywide Group during the year was:

	2001	2002	2003
	Number	Number	Number
Estate Agency	4,640	5,568	5,408
Financial Services	1,128	1,219	1,288
Surveying & Valuation	1,183	1,184	1,233
Conveyancing	406	438	502
Head Office	61	67	66
	7,418	8,476	8,497

5.4 Director's remuneration

During the three years to 31 December 2003 the directors' remuneration was as follows:

To 31 December 2003	Salary and fees £000	Related bonuses £000	Incentive payments £000	Benefits £000	2003 Total £000
Executive Directors:					
H D Hill	276	352	—	22	650
M C Nower	154	197	1	23	375
G R Fitzjohn	144	176	3	23	346
T Marris	138	150	2	19	309
A H Ekins	121	155	—	28	304
A B Crew	110	137	2	20	269
C P Shaw	104	112	—	7	223
	1,047	1,279	8	142	2,476
Independent non-executive Directors:					
C H Sporborg	73	—	—	—	73
J M G Andrews	10	—	—	—	10
A J Brown	19	—	—	—	19
P W Mason	23	—	—	—	23
M J Gordon	23	—	—	—	23
	1,195	1,279	8	142	2,624
Pension contributions					174
					2,798

To 31 December 2002	Salary and fees £000	Related bonuses £000	Incentive payments £000	Benefits £000	2002 Total £000
Executive Directors:					
H D Hill	267	267	1	19	554
M C Nower	149	149	2	22	322
G R Fitzjohn	133	133	4	21	291
T Marris	133	133	3	20	289
A H Ekins	117	117	—	26	260
A B Crew	107	107	2	16	232
C P Shaw	100	100	—	6	206
	1,006	1,006	12	130	2,154
Independent non-Executive Directors:					
C H Sporborg	74	—	—	—	74
J M G Andrews	23	—	—	—	23
P J Ford	17	—	—	—	17
P W Mason	23	—	—	—	23
M J Gordon	15	—	—	—	15
	1,158	1,006	12	130	2,306
Pension contributions					170
					2,476

To 31 December 2001	Salary and fees £000	Related bonuses £000	Incentive payments £000	Benefits £000	2001 Total £000
Executive Directors:					
H D Hill	258	214	18	16	506
M C Nower	144	120	1	16	281
G R Fitzjohn	129	107	2	18	256
T Marris	129	107	2	16	254
A H Ekins	113	94	5	22	234
A B Crew	103	86	1	14	204
	876	728	29	102	1,735
Non-executive directors:					
C H Sporborg	74	—	—	—	74
J M G Andrews	23	—	—	—	23
P J Ford	23	—	—	—	23
P W Mason	20	—	—	—	20
	1,016	728	29	102	1,875
Pension contributions					172
					2,047

Benefits receivable consist of fully expensed car, healthcare insurance and death in service life insurance benefits. M C Nower, G R Fitzjohn, T Marris and A H Ekins also have unapproved death in service life insurance cover benefits.

C P Shaw was appointed as Director on 1 January 2002.

P J Ford resigned as Director on 30 September 2002.

M J Gordon was appointed as Director on 1 May 2002.

A J Brown was appointed as Director on 31 March 2003.

J M G Andrews retired as Director on 31 March 2003.

Details of each Director's pension benefits are as follows:

	Transfer value of accrued pension (note 3)			Increase in accrued pension including inflation			Transfer value of increase (note 2)		
	2003 £000	2002 £000	2001 £000	2003 £000	2002 £000	2001 £000	2003 £000	2002 £000	2001 £000
H D Hill	539	451	378	4	4	4	71	57	25
G R Fitzjohn	266	207	180	4	2	2	48	17	9
M C Nower	—	—	—	—	—	—	—	—	—
T Marris	553	439	369	6	6	—	114	71	—
A H Ekins	377	300	258	4	2	2	65	32	15
A B Crew	449	371	314	4	5	4	60	41	20
C P Shaw	396	304	270	6	3	—	74	13	—

	Total accrued pension at year end (note 1)			Company contribution to money purchase schemes		
	2003 £000	2002 £000	2001 £000	2003 £000	2002 £000	2001 £000
H D Hill	46	43	38	—	—	—
G R Fitzjohn	25	22	20	—	—	—
M C Nower	—	—	—	28	29	29
T Marris (note 5)	53	47	—	5	18	25
A H Ekins	26	23	21	—	—	—
A B Crew	45	41	36	—	—	—
C P Shaw (appointed 1 January 2003)	42	36	0	—	—	—

Notes to pension benefits:

1. The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year.
2. The change in the transfer value includes the effect of fluctuations in the transfer value due to factors beyond the control of the Group and Directors, such as stock market movement. It is calculated after deducting the Directors' contributions. In the case of Terry Marris, it is calculated without deducting the Director's contributions.
3. The transfer values have been calculated on the basis of actuarial advice in accordance with version 8.1 of Actuarial Guidance Note GN11.
4. Members of the scheme have the options to pay Additional Voluntary Contributions, neither the contributions nor the resulting benefits are included in the above table.
5. The figures for Terry Marris include the funded element, to which £4,866 (2002: £18,233) was contributed, the value changing from £171,891 at the start of 2003 to £226,545 at the end of 2003 (£209,198 at the start of 2002 to £171,891 at the end of 2002).

Until 31 December 2003, H D Hill, C P Shaw, G R Fitzjohn, A H Ekins and A B Crew were agreed to cease entitlement to membership of the defined benefit section of the Countrywide Assured Group Pension Scheme and instead became entitled to membership of the defined contributions section of the Group pension scheme. M C Nower and T Marris both have personal pension plans to which the Group contributes. Included within the contributions to Mr Nower's pension scheme is the movement in the accrued contributions payable to his scheme on retirement: 2003: £5,392 (2002: £4,000; 2001: £22,000). T Marris' pension scheme is designed to mirror the benefits under the Group defined benefit pension scheme and uses broadly the same assumption as the Group scheme. The latest actuarial valuation at 31 December 2003, indicated a deficit of £204,000. No pension contributions are made by the Group on behalf of the independent Non-Executive Directors.

The beneficial interests of the Directors, their families and connected persons in the ordinary shares of Countrywide Assured Group plc and rights under share incentive schemes were made as follows:

Interests in ordinary shares of Countrywide Assured Group plc

	2001	2002	2003
J M G Andrews (retired 31 March 2003)	490,004	490,004	—
G R Fitzjohn	417,086	417,086	417,086
P J Ford (resigned on 30 September 2002)	100,000	—	—
H D Hill	350,720[(a)]	384,400[(a)]	400,000[(b)]
M C Nower	143,615	263,195	263,510
C H Sporborg	267,410	267,410	267,410
T Marris	87,628	87,628	110,150
A H Ekins	27,726	27,726	34,148
P W Mason	10,000	10,000	10,000
A B Crew	20,100	58,300	58,300
C P Shaw	3,983	3,483	6,877
M J Gordon (appointed 1 May 2002)	—	—	—
A J Brown (appointed 31 March 2003)	—	—	20,000

(a) Including non-beneficial holding of 42,500.

(b) Including non-beneficial holding of 142,500.

Details of each Director's entitlement to share options for the year ended 31 December 2001 are as follows:

Director	At 1 January 2001 or at appointment	Granted	Exercised	Waived	At 31 December 2001	Exercise price	Market price at exercise	From	to	Scheme
G R Fitzjohn	5,781		(5,781)		0	74.0	109.0	Dec 2001	June 2002	(4)
	25,000				25,000	56.0		Mar 1999	Mar 2004	(5)
	133,333				133,333	140.0		Apr 2001	Apr 2005	(2)
	275,000				275,000	131.0		Mar 2002	Mar 2006	(2)
	3,250				3,250*	0.0		May 2004	May 2006	(6)
	36,165				36,165	140.0		Apr 2000	Apr 2005	(1)
	26,529				26,529	145.0		Apr 2001	Apr 2006	(1)
	6,985				6,985	74.4		Nov 2004	Apr 2005	(4)
		80,000			80,000	106.5		Apr 2004	Apr 2011	(2)
H D Hill	8,858		(8,858)		0	74.0	109.0	Dec 2001	June 2003	(4)
	133,333				133,333	140.0		Apr 2001	Apr 2005	(2)
	5,046				5,046	75.2		Nov 2003	May 2004	(4)
	750,000				750,000	131.0		Mar 2002	Mar 2006	(2)
	7,500				7,500*	0.0		May 2004	May 2006	(6)
	84,971			(84,971)	0	145.0	114.0	Apr 2001	Apr 2006	(1)
	32,680				32,680	153.5		Mar 2002	Mar 2007	(1)
	3,901				3,901	74.4		Nov 2004	Apr 2005	(4)
T Marris	30,000				30,000	0.0		Mar 2001	Mar 2003	(5)
	5,781		(5,781)		0	74.0	109.0	Dec 2001	June 2002	(4)
	133,333				133,333	140.0		Apr 2001	Apr 2005	(2)
	4,587				4,587	75.2		Nov 2003	May 2004	(4)
	250,000				250,000	131.0		Mar 2002	Mar 2006	(2)
	2,500				2,500*	0.0		May 2004	Mar 2006	(6)
	44,740				44,740	140.0		Apr 2000	Apr 2005	(1)
	35,167			(35,167)	0	145.0	95.5	Apr 2001	Apr 2006	(1)
	5,171				5,171	74.4		Nov 2004	Apr 2005	(4)
		80,000			80,000	106.5		Apr 2004	Apr 2011	(2)
M C Nower	1,305		(1,305)		0	74.0	109.0	Dec 2001	June 2002	(4)
	60,000				60,000	53.5		Apr 1998	Apr 2003	(5)
	30,000				30,000	56.0		Mar 1999	Mar 2004	(5)
	45,000				45,000	26.0		Mar 2000	Mar 2005	(5)
	5,230				5,230	75.2		Nov 2003	May 2004	(4)
	133,333				133,333	140.0		Apr 2001	Apr 2005	(2)
	245,000				245,000	131.0		Mar 2002	Mar 2006	(2)
	5,050				5,050*	0.0		May 2004	May 2006	(6)
	37,867			(37,867)	0	145.0	95.5	Apr 2001	Apr 2006	(1)
	32,680				32,680	153.5		Mar 2002	Mar 2007	(1)
	6,622				6,622	74.4		Nov 2004	Apr 2005	(4)
		80,000			80,000	106.5		Apr 2004	Apr 2011	(2)
A H Ekins	6,422				6,422	75.2		Nov 2003	May 2004	(4)
	133,333				133,333	140.0		Apr 2001	Apr 2005	(2)
	250,000				250,000	131.0		Mar 2002	Mar 2006	(2)
	2,500				2,500*	0.0		May 2004	Mar 2006	(6)
	36,165			(36,165)	0	140.0	114.0	Apr 2000	Apr 2005	(1)
	26,529			(26,529)	0	145.0	114.0	Apr 2001	Apr 2006	(1)
	6,804				6,804	74.4		Nov 2004	Apr 2005	(4)
	0	80,000			80,000	106.5		Apr 2004	Apr 2001	(2)
A B Crew	25,000				25,000	56.0		Mar 1999	Mar 2004	(5)
	25,000				25,000	26.0		Mar 2000	Mar 2005	(5)
	133,333				133,333	140.0		Apr 2001	Apr 2005	(2)
	250,000				250,000	131.0		Mar 2002	Mar 2006	(2)
	2,500				2,500*	0.0		May 2004	May 2006	(6)
	36,165				36,165	140.0		Apr 2000	Apr 2005	(1)
	26,529			(26,529)	0	145.0	95.5	Apr 2001	Apr 2006	(1)
	9,344				9,344	74.4		Nov 2004	Apr 2005	(4)
	3,621,322	320,000	(21,725)	(247,228)	3,672,369					

Schemes:

(1) Executive Share Bonus

(2) Executive (1996)

(3) SAYE

(4) SAYE (1996)

(5) Deferred Incentive

(6) Deferred Incentive (1996)

* In addition, further rights will be added to each individual's entitlement at such a time as each individual exercises options granted to him on 13 March 1999 under the Countrywide Assured Group plc Executive Share Option Scheme (1996). These additional rights will be calculated by reference to the improvement in the market value of the Company's 5p ordinary shares at the date of exercise.

Options by exercise price (pence):

	At 1 January 2001	Granted	Exercised	Waived	At 31 December 2001
	53,300	0	0	0	53,300
26.0	70,000	0	0	0	70,000
53.5	60,000	0	0	0	60,000
56.0	80,000	0	0	0	80,000
74.0	21,725	0	(21,725)	0	0
74.4	38,827	0	0	0	38,827
75.2	21,285	0	0	0	21,285
106.5	0	320,000	0	0	320,000
131.0	2,020,000	0	0	0	2,020,000
140.0	953,233	0	0	(36,165)	917,068
145.0	237,592	0	0	(211,063)	26,529
153.5	65,360	0	0	0	65,360
	3,621,322	320,000	(21,725)	(247,228)	3,672,369

Details of each Director's entitlement to share options for the year ended 31 December 2002 are as follows:

Director	At 1 January 2002 or at appointment	Granted	Exercised	At 31 December 2002	Exercise price	Market price at exercise	From	to	Scheme
G R Fitzjohn	25,000			25,000	56.0		Mar 1999	Mar 2004	(5)
	133,333			133,333	140.0		Apr 2001	Apr 2005	(2)
	275,000			275,000	131.0		Mar 2002	Mar 2006	(2)
	3,250			3,250*	0.0		May 2004	May 2006	(6)
	36,165			36,165	140.0		Apr 2000	Apr 2005	(1)
	26,529			26,529	145.0		Apr 2001	Apr 2006	(1)
	6,985			6,985	74.4		Nov 2005	May 2006	(4)
	80,000			80,000	106.5		Apr 2004	Apr 2011	(2)
	0	175,000		175,000	151.0		Apr 2007	Apr 2009	(6)
	0	175,000		175,000	151.0		Apr 2005	Apr 2012	(2)
	0	6,441		6,441	122.4		Nov 2007	May 2008	(4)
H D Hill	133,333			133,333	140.0		Apr 2001	Apr 2005	(2)
	5,046			5,046	75.2		Nov 2003	May 2004	(4)
	750,000			750,000	131.0		Mar 2002	Mar 2006	(2)
	7,500			7,500*	0.0		May 2004	May 2006	(6)
	32,680		(32,680)	0	153.5	151.5	Mar 2002	Mar 2007	(1)
	3,901			3,901	74.4		Nov 2005	May 2006	(4)
	0	175,000		175,000	151.0		Apr 2007	Apr 2009	(6)
	0	175,000		175,000	151.0		Apr 2005	Apr 2012	(2)
T Marris	30,000			30,000	0.0		Mar 2001	Mar 2003	(5)
	133,333			133,333	140.0		Apr 2001	Apr 2005	(2)
	4,587			4,587	75.2		Nov 2003	May 2004	(4)
	250,000			250,000	131.0		Mar 2002	Mar 2006	(2)
	2,500			2,500*	0.0		May 2004	May 2006	(6)
	44,740			44,740	140.0		Apr 2000	Apr 2005	(1)
	5,171			5,171	74.4		Nov 2005	May 2006	(4)
	80,000			80,000	106.5		Apr 2004	Apr 2011	(2)
	0	100,000		100,000	151.0		Apr 2007	Apr 2009	(6)
	0	100,000		100,000	151.0		Apr 2005	Apr 2012	(2)
	0	6,172		6,172	122.4		Nov 2007	May 2008	(4)
M C Nower	60,000		(60,000)	0	53.5	163.0	Apr 1998	Apr 2003	(5)
	30,000		(30,000)	0	56.0	163.0	Mar 1999	Mar 2004	(5)
	45,000		(45,000)	0	26.0	163.0	Mar 2000	Mar 2005	(5)
	5,230			5,230	75.2		Nov 2003	May 2004	(4)
	133,333			133,333	140.0		Apr 2001	Apr 2005	(2)
	245,000			245,000	131.0		Mar 2002	Mar 2006	(2)
	5,050			5,050*	0.0		May 2004	May 2006	(6)
	32,680			32,680	153.5		Mar 2002	Mar 2007	(1)
	6,622			6,622	74.4		Nov 2005	May 2006	(4)
	80,000			80,000	106.5		Apr 2004	Apr 2011	(2)
	0	175,000		175,000	151.0		Apr 2007	Apr 2009	(6)
	0	175,000		175,000	151.0		Apr 2005	Apr 2012	(2)
	0	5,099		5,099	122.4		Nov 2007	May 2008	(4)
A H Ekins	6,422			6,422	75.2		Nov 2003	May 2004	(4)
	133,333			133,333	140.0		Apr 2001	Apr 2005	(2)
	250,000			250,000	131.0		Mar 2002	Mar 2006	(2)
	2,500			2,500*	0.0		May 2004	Mar 2006	(6)
	6,804			6,804	74.4		Nov 2005	May 2006	(4)
	80,000			80,000	106.5		Apr 2004	Apr 2011	(2)
	0	100,000		100,000	151.0		Apr 2007	Apr 2009	(6)
	0	100,000		100,000	151.0		Apr 2005	Apr 2012	(2)

Director	At 1 January 2002 or at appointment	Granted	Exercised	At 31 December 2002	Exercise price	Market price at exercise	From	to	Scheme
A B Crew	25,000		(25,000)	0	56.0	144.0	Mar 1999	Mar 2004	(5)
	25,000		(25,000)	0	26.0	144.0	Mar 2000	Mar 2005	(5)
	133,333			133,000	140.0		Apr 2001	Apr 2005	(2)
	250,000			250,000	131.0		Mar 2002	Mar 2006	(2)
	2,500			2,500*	0.0		May 2004	May 2006	(6)
	36.165			36,165	140.0		Apr 2000	Apr 2005	(1)
	9,344			9,344	74.4		Nov 2005	May 2006	(4)
	0	100,000		100,000	151.0		Apr 2007	Apr 2009	(6)
	0	100,000		100,000	151.0		Apr 2005	Apr 2012	(2)
	0	6,172		6,172	122.4		Nov 2007	May 2008	(4)
C P Shaw	133,333			133,333	140.0		Apr 2001	Apr 2005	(2)
	3,394			3,394	75.2		Nov 2003	May 2004	(4)
	125,000			125,000	152.0		May 2002	May 2006	(2)
	0	100,000		100,000	151.0		Apr 2007	Apr 2009	(6)
	0	100,000		100,000	151.0		Apr 2005	Apr 2012	(2)
	0	8,588		8,588	122.4		Nov 2007	May 2008	(4)
	3,934,096	1,882,472	(217,680)	5,598,888					

Schemes:

(1) Executive Share Bonus

(2) Executive (1996)

(3) SAYE

(4) SAYE (1996)

(5) Deferred Incentive

(6) Deferred Incentive (1996)

* In addition, further rights will be added to each individual's entitlement at such a time as each individual exercises options granted to him on 13 March 1999 under the Countrywide Assured Group plc Executive Share Option Scheme (1996). These additional rights will be calculated by reference to the improvement in the market value of the Company's 5p ordinary shares at the date of exercise.

Options by exercise price (pence):

	At 1 January 2002	Granted	Exercised	At 31 December 2002
—	53,300	0	0	53,300
26.0	70,000	0	(70,000)	0
53.5	60,000	0	(60,000)	0
56.0	80,000	0	(55,000)	25,000
74.4	38,827	0	0	38,827
75.2	24,679	0	0	24,679
106.5	320,000	0	0	320,000
122.4	0	32,472	0	32,472
131.0	2,020,000	0	0	2,020,000
140.0	1,050,401	0	0	1,050,401
145.0	26,529	0	0	26,529
151.0	0	1,850,000	0	1,850,000
152.0	125,000	0	0	125,000
153.5	65,360	0	(32,680)	32,680
	3,934,096	1,882,472	(217,680)	5,598,888

Details of each Director's entitlement to share options for the year ended 31 December 2003 are as follows:

Director	At 1 January 2003 or at appointment	Granted	Exercised	At 31 December 2003	Exercise price	Market price at exercise	From	to	Scheme
G R Fitzjohn	25,000			25,000	56.0		Mar 1999	Mar 2004	(5)
	133,333			133,333	140.0		Apr 2001	Apr 2005	(2)
	275,000			275,000	131.0		Mar 2002	Mar 2006	(2)
	3,250			3,250*	0.0		May 2004	May 2006	(6)
	36,165			36,165	140.0		Apr 2000	Apr 2005	(1)
	26,529			26,529	145.0		Apr 2001	Apr 2006	(1)
	6,985			6,985	74.4		Nov 2005	May 2006	(4)
	80,000			80,000	106.5		Apr 2004	Apr 2011	(2)
	175,000			175,000	151.0		Apr 2007	Apr 2009	(6)
	175,000			175,000	151.0		Apr 2005	Apr 2012	(2)
	6,441			6,441	122.4		Nov 2007	Nov 2008	(4)
H D Hill	133,333			133,333	140.0		Apr 2001	Apr 2005	(2)
	5,046		(5,046)	—	75.2	135.5	Nov 2003	May 2004	(4)
	750,000			750,000	131.0		Mar 2002	Mar 2006	(2)
	7,500			7,500*	0.0		May 2004	May 2006	(6)
	3,901			3,901	74.4		Nov 2005	May 2006	(4)
	175,000			175,000	151.0		Apr 2007	Apr 2009	(6)
	175,000			175,000	151.0		Apr 2005	Apr 2012	(2)
T Marris	30,000		(30,000)	—	0.0	91.0	Mar 2001	Mar 2003	(6)
	133,333			133,333	140.0		Apr 2001	Apr 2005	(2)
	4,587		(4,587)	—	75.2	135.5	Nov 2003	May 2004	(4)
	250,000			250,000	131.0		Mar 2002	Mar 2006	(2)
	2,500			2,500*	0.0		May 2004	Mar 2006	(6)
	44,740			44,740	140.0		Apr 2000	Apr 2005	(1)
	5,171			5,171	74.4		Nov 2005	May 2006	(4)
	80,000			80,000	106.5		Apr 2004	Apr 2011	(2)
	100,000			100,000	151.0		Apr 2007	Apr 2009	(6)
	100,000			100,000	151.0		Apr 2005	Apr 2012	(2)
	6,172			6,172	122.4		Nov 2007	May 2008	(4)
M C Nower	5,230			5,230	75.2		Nov 2003	May 2004	(4)
	133,333			133,333	140.0		Apr 2001	Apr 2005	(2)
	245,000			245,000	131.0		Mar 2002	Mar 2006	(2)
	5,050			5,050*	0.0		May 2004	May 2006	(6)
	32,680			32,680	153.5		Mar 2002	Mar 2007	(1)
	6,622			6,622	74.4		Nov 2005	May 2006	(4)
	80,000			80,000	106.5		Apr 2004	Apr 2011	(2)
	175,000			175,000	151.0		Apr 2007	Apr 2009	(6)
	175,000			175,000	151.0		Apr 2005	Apr 2012	(2)
	5,099			5,099	122.4		Nov 2007	May 2008	(4)
A H Ekins	6,422		(6,422)	—	75.2	135.5	Nov 2003	May 2004	(4)
	133,333			133,333	140.0		Apr 2001	Apr 2005	(2)
	250,000			250,000	131.0		Mar 2002	Mar 2006	(2)
	2,500			2,500*	0.0		May 2004	Mar 2006	(6)
	6,804			6,804	74.4		Nov 2005	May 2006	(4)
	80,000			80,000	106.5		Apr 2004	Apr 2011	(2)
	100,000			100,000	151.0		Apr 2007	Apr 2009	(6)
	100,000			100,000	151.0		Apr 2005	Apr 2012	(2)
A B Crew	133,333			133,333	140.0		Apr 2001	Apr 2005	(2)
	250,000			250,000	131.0		Mar 2002	Mar 2006	(2)
	2,500			2,500*	0.0		May 2004	May 2006	(6)
	36,165			36,165	140.0		Apr 2000	Apr 2005	(1)
	9,344			9,344	74.4		Nov 2005	May 2006	(4)
	100,000			100,000	151.0		Apr 2007	Apr 2009	(6)
	100,000			100,000	151.0		Apr 2005	Apr 2012	(2)
	6,172			6,172	122.4		Nov 2007	May 2008	(4)
C P Shaw	133,333			133,333	140.0		Apr 2001	Apr 2005	(2)
	3,394		(3,394)	—	75.2	135.5	Nov 2003	May 2004	(4)
	125,000			125,000	152.0		May 2002	May 2006	(2)
	100,000			100,000	151.0		Apr 2007	Apr 2009	(6)
	100,000			100,000	151.0		Apr 2005	Apr 2012	(2)
	8,588			8,588	122.4		Nov 2007	May 2008	(4)
Total	5,598,888	0	(49,449)	5,549,439					

Scheme:

(1) Executive Share Bonus

(2) Executive (1996)

(3) SAYE

(4) SAYE (1996)

(5) Deferred Incentive

(6) Deferred Incentive (1996)

* In addition, further rights will be added to each individual's entitlement at such a time as each individual exercises options granted to him on 13 March 1999 under the Countrywide Assured Group plc Executive Share Option Scheme (1996). These additional rights will be calculated by reference to the improvement in the market value of the Company's 5p ordinary shares at the date of exercise.

Options by exercise price (pence):

	At 1 January 2003	Granted	Exercised	At 31 December 2003
0	53,300	0	(30,000)	23,300
56.0	25,000	0	0	25,000
74.4	38,827	0	0	38,827
75.2	24,679	0	(19,449)	5,230
106.5	320,000	0	0	320,000
122.4	32,472	0	0	32,472
131.0	2,020,000	0	0	2,020,000
140.0	1,050,401	0	0	1,050,401
145.0	26,529	0	0	26,529
151.0	1,850,000	0	0	1,850,000
152.0	125,000	0	0	125,000
153.5	32,680	0	0	32,680
	5,598,888	0	(49,449)	5,549,439

The middle market price of the shares of Countrywide Assured Group plc at 31 December 2003 was 141.75p, 31 December 2002 was 113.0p and 31 December 2001 was 111.0p. The range during 2003 was 86.5p to 159.0p. In 2002 the range was 110.5p to 173.5p and in 2001, 87.0p to 125.5p.

The aggregate of gains made on exercise of options in 2003 was £36,981 (2002: £210,296; 2001: £7,604).

On 9 January 2004, Mr G R Fitzjohn exercised 25,000 options at 56.0p per share under the deferred incentive scheme. On the same day, Mr M C Nower exercised 5,230 options at 75.2p per share under the Savings Related Share Option Scheme.

5.5 Other operating costs

	2001 £m	2002 £m	2003 £m
Other operating costs include the following:			
Depreciation of tangible assets	4.1	5.5	7.9
Amortisation and impairment of goodwill in subsidiary companies	0.5	0.8	2.1
Auditors' remuneration	0.3	0.3	0.3
Non-audit fees paid to auditor and its associates	—	0.2	—
Operating lease rentals — Land & building	16.1	17.5	19.5
— Other	14.6	14.8	15.0

5.6 Other operating income

	2001 £m	2002 £m	2003 £m
Rent receivable	2.4	2.0	2.0
Other income	4.6	7.6	6.8
	7.0	9.6	8.8

5.7 Net interest receivable and similar income

	2001 £m	2002 £m	2003 £m
Net interest on bank and other borrowings	—	1.0	0.2
	—	1.0	0.2

5.8 Taxation

(a) Taxation on profit on ordinary activities

	Notes:	2001 £m	2002 £m	2003 £m
Corporation tax at 30% (2002 and 2001: 30%)				
—Current tax for the year	*5.8(b)*	7.8	22.5	25.1
—Adjustment in respect of prior years		—	0.1	0.1
—Share of prior year associated company consortium relief		(0.1)	(0.4)	—
—Deferred tax	*5.8(c)*	6.1	1.3	0.4
		13.8	23.5	25.6

(b) Reconciliation of actual tax charge to UK corporate tax rate

	2001 £m	2002 £m	2003 £m
Tax at UK rate of 30% on profit on ordinary activities	12.5	21.8	22.9
Effects of:			
Tax relief on contributions to QUEST	(0.2)	—	(0.4)
Share of tax losses not surrendered by consortium relief	0.8	0.8	—
Capital allowances in excess of depreciation	(0.7)	(0.7)	(0.2)
Permanent depreciation and amortisation of goodwill	0.1	1.0	0.9
Cash contribution to employee benefit trust	0.1	(0.4)	—
Other permanent differences	0.7	0.3	1.7
Utilisation of trading losses	(5.5)	(0.1)	—
Utilisation of unprovided capital losses	—	(0.2)	(0.6)
Overseas trading losses not relieved	—	—	0.8
Reported current tax charge	7.8	22.5	25.1

(c) Deferred taxation

The components of the net deferred tax liability are as follows: The balances have not been discounted.

	2001 £m	2002 £m	2003 £m
Liability provided/(Asset recognised)			
Capital allowances	(2.2)	(1.8)	(1.4)
Trading losses	—	—	—
Short term timing differences	—	0.4	0.4
	(2.2)	(1.4)	(1.0)

A potential tax asset of £31.2 million (2002: £38.5 million) relating to realised losses has not yet been recognised (in line with FRS 19's recognition of deferred tax assets only to the extent that they will be relieved in the foreseeable future). These losses relate primarily to capital losses.

(d) Reconciliation in movements in deferred tax

	2001 £m	2002 £m	2003 £m
Deferred tax (asset) at beginning of year	(8.3)	(2.2)	(1.4)
Arising on acquisition	—	(0.5)	—
Deferred tax charged in profit and loss account for the year	6.1	1.3	0.4
Deferred tax (asset) at end of year	(2.2)	(1.4)	(1.0)

(e) Factors that may affect future tax charges

The Countrywide Group anticipates that the effective tax rate will not alter materially in future years.

5.9 Dividends

	2001 £m	2002 £m	2003 £m
Interim dividend paid	6.3	7.1	7.0
Final dividend proposed	12.6	13.3	15.5
Total dividend	18.9	20.4	22.5

	2001	2002	2003
Pence per share — interim	1.75p	2.05p	2.15p
Pence per share — final	3.50p	4.10p	4.75p
Pence per share — total	5.25p	6.15p	6.90p

5.10 Earnings per share

	2001	2002	2003
Profit for the period	£27.9m	£49.3m	£50.9m
Weighted average number of shares (of 5p each)	358,580,050	359,895,298	340,605,028
Adjusted weighted average number of shares	358,580,050	354,088,099	324,544,667
Diluted numbers of shares	360,829,509	364,235,408	342,030,740

The earnings per share is based upon the profit for the period after tax and is calculated using the weighted average number of ordinary shares of 5p each in issue during the year. Shares held by the Employee Benefit Trust are excluded from the calculation.

At the end of 2002 the Company bought back 35,744,096 shares which were not cancelled until 11 June 2003. These shares were not freely available on the market and the entitlement to dividend had been waived. The adjusted earnings per share is calculated excluding these shares, which has reduced the weighted average number of shares in issue by 16,030,361 in 2003 (2002: 5,807,829, 2001: nil). The diluted number of shares represents the weighted average number of shares increased by the equivalent number of shares that would be issued for no consideration if all outstanding dilutive share options were exercised.

The earnings per share based on anticipated Countrywide plc shares in issue following the demerger uses the weighted average, adjusted weighted average and diluted shares for Countrywide Assured Group plc shown above divided by 2, to reflect that following the demerger there will be half the number of Countrywide plc shares in issue compared to the number of Countrywide Assured Group plc shares currently in issue.

5.11 Investment in group undertakings

The Company owns directly or indirectly the whole of the issued and fully paid ordinary share capital of its subsidiary undertakings, all of which are incorporated in Great Britain and whose operations are conducted in the United Kingdom, except as noted below.

(a) Principal subsidiary undertakings as at 31 December 2003

Estate Agency

Countrywide Estate Agents (Incorporated with Unlimited Liability) trading as: Abbotts, Austin & Wyatt, Bairstow Eves, Beresford Adams, Bridgfords, Carson and Company, Constables, Countrywide North, Daniel Henry, Dixons, Faron Sutaria, Fulfords, Hetheringtons, John D Wood & Co, King & Chasemore, Mann & Co., Miller, Palmer Snell, Chappell and Mathews, PKL, R A Bennett, Spencers, Taylors, Watson Bull & Porter, Countrywide Residential Lettings, Countrywide Residential Management, Countrywide Property Auctions
Countrywide Assured Franchising Limited
Countrywide Assured Group Overseas Investments Limited
Countrywide Properties Overseas Spain SL

Financial Services

Countrywide Assured Financial Services Limited
Countrywide Assured Mortgage Services plc
Countrywide Assured Insurance Services Limited

Countrywide Lending Solutions Limited
Countrywide Assured Leasing Limited

Surveying and Valuation

Countrywide Surveyors Limited
Countrywide Surveyors (1994) Limited

Conveyancing

Countrywide Property Lawyers Limited

(b) Joint Venture

rightmove.co.uk Limited (29% holding)

The 29 per cent. stake in rightmove.co.uk Limited is being treated as a joint venture because decisions on financial and operating policy essential to the activities and financial position of the venture require each joint venturer's consent.

For the three years to 31 December 2003, the following share of rightmove.co.uk limited results and assets have been incorporated within the Financial Information for the Countrywide Group.

	2001 £m	2002 £m	2003 £m
Turnover	—	0.9	1.4
(Loss)/Profit before tax	(1.8)	(0.3)	0.2
Net assets	0.8	1.0	1.2

(c) Associated companies

Netsquared Limited (30% holding)

For the three years to 31 December 2003, the following share of Netsquared Limited's results and assets have been incorporated within the Financial Information for the Countrywide Group.

	2001 £m	2002 £m	2003 £m
Turnover	0.2	0.2	0.2
Goodwill amortisation	(0.1)	(0.1)	—
Loss before tax	—	—	(0.1)
Net assets	0.2	0.2	0.1

TM Property Service Limited (46.77% holding)

For the three years to 31 December 2003, the following share of T M Property Service Limited's results and assets have been incorporated within the financial information for the Countrywide Group.

	2001 £m	2002 £m	2003 £m
Turnover	—	2.1	6.2
Goodwill amortisation and impairment	(0.4)	(2.7)	(2.4)
Loss before tax	(1.3)	(4.4)	(2.6)
Net assets	2.2	0.5	0.8

5.12 Goodwill

	Goodwill in Subsidiaries £m	Goodwill in Associates £m	Total Goodwill £m
Cost			
At 1 January 2001	9.1	0.7	9.8
Addition	0.1	6.7	6.8
At 1 January 2002	9.2	7.4	16.6
Additions	12.5	—	12.5
At 1 January 2003	21.7	7.4	29.1
Additions	—	—	—
At 31 December 2003	21.7	7.4	29.1
Provisions for amortisation and impairment			
At 1 January 2001	1.6	—	1.6
Amortisation	0.5	0.5	1.0
Impairment	—	—	—
At 1 January 2002	2.1	0.5	2.6
Amortisation	0.8	0.7	1.5
Impairment	—	2.0	2.0
At 1 January 2003	2.9	3.2	6.1
Amortisation	1.1	0.5	1.6
Impairment	1.0	1.9	2.9
At 31 December 2003	5.0	5.6	10.6
Net book value			
At 31 December 2003	16.7	1.8	18.5
At 31 December 2002	18.8	4.2	23.0
At 31 December 2001	7.1	6.9	14.0

Goodwill arising in respect of acquisitions is being amortised over 10 to 20 years. An impairment review is undertaken in the first full year after acquisition as required by FRS 11, which may result in a subsequent write-off of goodwill and a charge in the period of amortisation in respect of some acquired businesses. Following this review, if circumstances indicate that the carrying value of goodwill may not be recoverable, an impairment review is performed. These reviews may result in further write-offs of goodwill.

The impairment review is conducted by reference to the forecast cash flows of the business for the first five years post-acquisition. Cash flows are generally discounted at 15 per cent. although higher risk investments may be discounted at higher rates. Cumulative goodwill written off to reserves prior to the adoption of FRS 10: Goodwill, since the merger of Bairstow Eves. plc and Mann & Co. plc is £43.3 million (31 December 2002: £43.3 million; 31 December 2001: £43.3 million).

5.13 Tangible fixed assets

	Land & Buildings Freehold £m	Land & Buildings Short Leasehold £m	Motor Vehicles £m	Furniture and Equipment £m	Total £m
Cost or valuation					
At 1 January 2001	6.4	11.6	1.4	27.9	47.3
Additions	0.5	0.5	—	4.3	5.3
Disposals	(1.2)	(1.2)	(0.3)	(4.3)	(7.0)
At 1 January 2002	5.7	10.9	1.1	27.9	45.6
Acquisition of business	2.6	1.5	4.4	3.5	12.0
Additions	1.1	1.0	0.4	10.3	12.8
Disposals	(0.2)	(0.8)	(0.6)	(2.2)	(3.8)
At 1 January 2003	9.2	12.6	5.3	39.5	66.6
Additions	—	1.0	—	12.4	13.4
Disposals	(0.1)	(0.6)	(1.7)	(3.4)	(5.8)
Transfer of leasing assets from Life company	—	—	—	0.4	0.4
At 31 December 2003	9.1	13.0	3.6	48.9	74.6
Depreciation					
At 1 January 2001	0.6	7.3	1.1	20.5	29.5
Charge for year	0.1	0.8	0.1	3.1	4.1
Disposals	(0.1)	(0.7)	(0.3)	(4.1)	(5.2)
At 1 January 2002	0.6	7.4	0.9	19.5	28.4
Acquisition of business	0.2	0.8	2.2	2.4	5.6
Charge for the year	0.2	0.8	0.5	4.0	5.5
Disposals	(0.1)	(0.7)	(0.5)	(2.0)	(3.3)
At 1 January 2003	0.9	8.3	3.1	23.9	36.2
Charge for the year	0.1	1.1	0.9	5.8	7.9
Disposals	—	(0.5)	(1.5)	(3.2)	(5.2)
At 31 December 2003	1.0	8.9	2.5	26.5	38.9
Net book value					
At 31 December 2003	8.1	4.1	1.1	22.4	35.7
At 31 December 2002	8.3	4.3	2.2	15.6	30.4
At 31 December 2001	5.1	3.5	0.2	8.4	17.2

5.14 Fixed asset investments

	Property & Other Investment £m	Shares in the Company £m	Total £m
At 1 January 2001	1.5	3.0	4.5
Additions	15.7	1.4	17.1
Disposals	(0.6)	(2.2)	(2.8)
At 1 January 2002	16.6	2.2	18.8
Additions	6.8	0.8	7.6
Disposals	(0.8)	(0.4)	(1.2)
At 1 January 2003	22.6	2.6	25.2
Additions	5.2	—	5.2
Amount written off investment property	(2.7)	—	(2.7)
At 31 December 2003	25.1	2.6	27.7

The shares in the Company are held by the Countrywide Assured Group Employee Benefit Trust. At 31 December 2003, the Trust held 2,383,909 ordinary shares of 5p each in the Company (31 December 2002: 2,471,648; 31 December 2001: 2,509,682). The cost of acquiring the shares for the Executive Deferred Incentive Schemes is charged to the profit and loss accounts of the Group companies which employ the participants over the five year period in which the shares are held by the Trust. The market value at 31 December 2003 of the shares held in the Trust was £3,388,771 (31 December 2002: £2,792,962; 2001: £2,785,747).

5.15 Debtors

	2001 £m	2002 £m	2003 £m
Trade debtors	23.9	32.0	35.6
Other debtors	7.9	7.9	6.7
Prepayments	7.6	9.8	10.9
	39.4	49.7	53.2

5.16 Creditors: amounts falling due within one year

	2001 £m	2002 £m	2003 £m
Bank overdrafts (unsecured)	0.8	0.7	2.7
Term loan secured	—	14.5	15.6
Trade creditors	7.3	9.6	10.8
Amounts owed to Life Business	3.1	4.0	7.5
Taxation and social security	14.0	16.3	19.5
Accruals and other creditors	27.6	36.8	32.8
Corporation tax	4.7	13.6	13.9
Dividends payable	12.6	13.3	15.5
Deferred income	—	1.6	1.6
	70.1	110.4	119.9

The term loan represents amounts drawn down against a £15.6 million LIBOR facility which is secured on the investment property and was repayable in December 2004. On 8 March 2004 this facility was extended to run to December 2005.

5.17 Creditors: amounts falling due after more than one year

	2001 £m	2002 £m	2003 £m
Term loan secured	8.6	—	—
Amounts owed to Life Business	2.8	2.7	—
Other creditors	0.9	0.6	—
Deferred income	—	22.1	20.8
	12.3	25.4	20.8

5.18 Provisions for liabilities and charges

	Deferred tax £m	Property rents £m	Property repairs £m	Clawback £m	Other £m	Total £m
At 1 January 2001	(8.3)	2.7	2.9	2.8	0.5	0.6
Utilised	—	(0.5)	(0.3)	(0.8)	(0.6)	(2.2)
Profit and loss account	6.1	(0.1)	0.2	—	0.4	6.6
Discounting	—	0.2	—	—	—	0.2
At 1 January 2002	(2.2)	2.3	2.8	2.0	0.3	5.2
Acquired on acquisition	(0.5)	0.1	—	0.2	—	(0.2)
Utilised	—	(0.8)	(0.2)	—	(0.2)	(1.2)
Profit and loss account	1.3	0.3	0.3	0.1	0.4	2.4
Discounting	—	0.1	—	—	—	0.1
At 1 January 2003	(1.4)	2.0	2.9	2.3	0.5	6.3
Utilised	0.4	(0.8)	(0.4)	(6.8)	(0.5)	(8.1)
Profit and loss account	—	0.5	0.3	8.8	0.8	10.4
Discounting	—	0.1	—	—	—	0.1
As at 31 December 2003	(1.0)	1.8	2.8	4.3	0.8	8.7

The provision for property rents represents the estimated unavoidable costs of leasehold properties which have become surplus to the Countrywide Group's requirements following the closure or relocation of operations. The provision is based on the present value of rentals and other unavoidable costs payable during the remaining lease period after taking into account rents receivable or expected to be receivable from sub-lessees.

The provision for property repairs represents estimates of the cost to repair to existing dilapidations under leasehold covenants, in accordance with FRS 12: Provisions, contingent liabilities and contingent assets. Provisions are released when properties are assigned or sub-let.

Clawback represents the provision required to meet the estimated cost of repaying commission income on policies that may lapse.

5.19 Called up share capital

	Number	£m
Authorised share capital		
Ordinary shares of 5p each as 1 January 2001, 2002 and 2003	430,000,000	21.5
Purchase of own shares	(35,744,096)	(1.7)
As at 31 December 2003	394,255,904	19.8
Allotted and fully paid ordinary shares of 5p each		
At 1 January 2000	360,265,468	18.0
Exercise of share options	3,317,648	0.2
Purchase of own shares	(1,929,787)	(0.1)
1 January 2001	361,653,329	18.1
Exercise of share options	300,881	—
Purchase of own shares	—	—
1 January 2002	361,954,210	18.1
Exercise of share options	1,191,658	0.1
Purchase of own shares	(945,000)	(0.1)
At 1 January 2003	362,200,868	18.1
Exercise of share options	2,638,504	0.1
Cancellation of shares	(35,744,096)	(1.7)
As at 31 December 2003	329,095,276	16.5

5.20 Reconciliation of movements in shareholders' funds

	Share Capital £m	Share Premium £m	Capital Redemption Reserve £m	Other Reserves £m	Profit & Loss Account £m	Total £m
At 1 January 2001	18.1	23.1	1.4	(39.4)	10.2	13.4
Profit for the year	—	—	—	—	27.9	27.9
Dividends paid and proposed	—	—	—	—	(18.9)	(18.9)
Exercise of share options	—	0.2	—	—	—	0.2
Contribution to QUEST	—	—	—	—	(0.4)	(0.4)
Management fee received from Life Business	—	—	—	—	0.3	0.3
Dividend from Life Business	—	—	—	—	7.0	7.0
At 1 January 2002	18.1	23.3	1.4	(39.4)	26.1	29.5
Profit for the year	—	—	—	—	49.3	49.3
Dividends paid and proposed	—	—	—	—	(20.4)	(20.4)
Exercise of share options	0.1	1.3	—	—	—	1.4
Contribution to QUEST	—	—	—	—	(0.1)	(0.1)
Purchase of own shares	—	—	—	—	(1.5)	(1.5)
Cancellation of shares	(0.1)	—	0.1	—	(50.3)	(50.3)
Management fee received from Life Business	—	—	—	—	0.3	0.3
Dividend from Life Business	—	—	—	—	6.0	6.0
At 1 January 2003	18.1	24.6	1.5	(39.4)	9.4	14.2
Profit for the period	—	—	—	—	50.9	50.9
Dividends paid and proposed	—	—	—	—	(22.5)	(22.5)
Exercise of share options	0.1	1.9	—	—	—	2.0
Purchase of own shares	(1.7)	—	1.7	—	—	—
Management fee received from Life Business	—	—	—	—	0.2	0.2
Waiver of loan balance due to Life Business	—	—	—	—	4.2	4.2
At 31 December 2003	16.5	26.5	3.2	(39.4)	42.2	49.0

5.21 Share option schemes

(i) Executive Share Option scheme

Options to subscribe for ordinary shares of 5p each outstanding at 31 December 2003 under the Company's Executive Share Option Scheme were:

No. of Shares	Subscription Price	Exercisable up to
42,500	65.5p	April 2004

(ii) Executive Share Option Scheme (1995)

Options to subscribe for ordinary shares of 5p each outstanding at 31 December 2003 under the Company's Share Option Scheme (1995) were:

No. of Shares	Subscription Price	Exercisable up to
22,500	71.0p	June 2006
476,500	124.5p	April 2007
198,750	112.5p	September 2007
902,500	152.0p	May 2009
10,000	151.0p	May 2012

(iii) Executive Share Option Scheme (1996)

Options to subscribe for ordinary shares of 5p each outstanding at 31 December 2003 under the Company's Executive Share Option Scheme (1996) were:

No. of Shares	Subscription Price	Exercisable up to
52,000	124.5p	April 2004
1,599,996	140.0p	April 2005
100,000	92.0p	September 2005
2,020,000	131.0p	March 2006
1,238,750	152.0p	May 2009
2,520,000	106.5p	April 2011
2,025,000	151.0p	April 2012

At the Annual General Meeting held on 5 May 1999 the option period of the Executive Share Option Scheme (1996) was extended from seven to ten years.

Options issued under the Executive Share Option Schemes (1995) and (1996) may be exercised between three and ten years after the date of grant only if performance criteria are satisfied. In summary, this requires that the average earnings per share of the Group for the three years prior to the date on which exercise takes place (the "Performance Period") has improved compared to the three year period ending one year earlier than the Performance Period. For these purposes, a three year Performance Period will run to the Group's reporting date of 31 December or 30 June, whichever is closest to the exercise date.

If the Group is loss making at the time of exercise, exercise will still be permitted, but only if the average loss per share in the Performance Period is less than the average loss per share in the previous three year period.

(iv) SAYE Scheme (1996)

Options to subscribe for ordinary shares of 5p each outstanding at 31 December 2003 under the Company's SAYE Scheme (1996) were:

No. of Shares	Option Price	Exercisable up to
196,586	75.2p	May 2004
2,708,372	74.4p	May 2006
4,802,982	122.4p	May 2008

(v) Executive Deferred Incentive Scheme

Options to purchase ordinary shares of 5p each held by the Trustee of the Employee Benefit Trust outstanding at 31 December 2003 under the Company's Executive Share Option Scheme were:

No. of Shares	Option Price	Exercisable up to
25,000	56.0p	March 2004

(vi) Executive Deferred Incentive Scheme (1996)

Rights to purchase ordinary shares of 5p each held by the Trustee of the Employee Benefit Trust outstanding at 31 December 2003 under the Company's Executive Deferred Incentive Scheme (1996) were:

No. of Shares	Option Price	Exercisable up to
23,300	0p	May 2006
1,275,000	151.0p	April 2009

Further rights will be added to each individual's entitlement as such time as each individual exercises options granted to him on 18 March 1999 under the Company's Executive Share Options Scheme (1996). These additional rights will be calculated by reference to the improvement in the market value of the Company's ordinary shares of 5p each at the date of exercise. These rights are exercisable from 12 May 2004 to 12 May 2010.

(vii) Executive Share Bonus Scheme

Rights to purchase ordinary shares of 5p each held by the Trustee of the Employee Benefit Trust outstanding at 31 December 2003 under the Company's Executive Share Bonus Scheme were:

No. of Shares	Option Price	Exercisable up to
36,728	0p	May 2004
213,806	140.0p	April 2005
67,535	145.0p	April 2006
46,670	153.3p	March 2007

The SAYE schemes have been in place for a number of years and the Company has therefore taken advantage of the exemption offered by UTIF 19 (revised) Employee Share Schemes.

5.22 Capital expenditure commitments

	2001 £m	2002 £m	2003 £m
Capital expenditure commitments not provided for in the accounts			
Authorised and contracted	3.1	6.4	5.1
Authorised but not contracted	19.8	2.8	1.1

5.23 Operating lease commitments

The Countrywide Group had the following annual commitments under non-cancellable operating leases:

	2001 £m	2002 £m	2003 £m
Land and buildings with commitments expiring:			
Within one year	2.0	2.6	2.6
between two and five years inclusive	5.7	6.0	6.0
after five years	8.2	9.8	9.5
Other operating leases with commitments expiring:			
Within one year	3.8	3.3	4.1
between two and five years inclusive	7.5	10.7	10.9
	27.2	32.4	33.1

5.24 Client monies

	2001	2002	2003
	£m	£m	£m
Client monies	39.0	32.7	55.4

Client monies held by subsidiaries in approved bank and building society accounts and the matching liability to the clients concerned are not included in the Countrywide Group's balance sheet.

5.25 Reconciliation of operating profit to net cash flow from operating activities

	2001	2002	2003
	£m	£m	£m
Operating profit	44.8	76.5	81.5
Depreciation and amortisation	4.7	6.2	10.0
Loss on sale of tangible fixed assets	—	(0.2)	(0.7)
(Increase)/decrease in debtors	(4.6)	(6.0)	0.9
Increase/(decrease) in creditors	9.6	8.4	(0.9)
(Decrease)/increase in provisions	(1.4)	(0.2)	2.0
Other non-cash	(0.5)	0.3	—
Net cash inflow from operating activities	52.6	85.0	92.8

5.26 Analysis of net funds

	1 January 2001	Cash flow	31 December 2001	Cash flow	31 December 2002	Cash flow	31 December 2003
	£m	£m	£m	£m	£m	£m	£m
Cash at bank	7.0	17.5	24.5	1.8	26.3	34.9	61.2
Overdrafts	(3.6)	2.8	(0.8)	0.1	(0.7)	(2.0)	(2.7)
	3.4	20.3	23.7	1.9	25.6	32.9	58.5
Insurance fund	—	—	—	—	—	1.2	1.2
Term loans	—	(8.6)	(8.6)	(5.9)	(14.5)	(1.1)	(15.6)
Net funds	3.4	11.7	15.1	(4.0)	11.1	33.0	44.1

5.27 Reconciliation of net cash flow to movement in net funds

	2001	2002	2003
	£m	£m	£m
Increase in cash for the year	20.3	1.9	32.9
Cash (inflow) from increase in term loans	(8.6)	(5.9)	(1.1)
Cash outflow from increase in insurance fund	—	—	1.2
Change in net debt resulting from cash flows	11.7	(4.0)	33.0
Net funds brought forward	3.4	15.1	11.1
Net funds at carried forward	15.1	11.1	44.1

5.28 Acquisition and disposal of subsidiaries, associated undertakings and joint ventures

	2001 Acquisitions £m	2002 Acquisitions £m	2003 Acquisitions £m
Fixed assets	—	6.3	—
Interest in — associated undertakings	3.1	—	0.6
Debtors	1.3	4.8	—
Cash at bank and in hand	—	6.0	—
Creditors due within one year	—	(7.6)	—
Net assets	4.4	9.5	—
Goodwill	6.8	12.5	—
Total consideration	11.2	22.0	—
Deferred consideration	(2.1)	—	—
Cash consideration	9.1	22.0	0.6
Effects on cash flow:			
Cash consideration	9.1	22.0	0.6
Cash balances on acquisition	—	(6.0)	—
Net cash outflow	9.1	16.0	0.6

The acquisition in 2003 relates to capital amounts injected into TM Property Services Ltd, the associated company disclosed in 5.11(c).

The acquisition in 2002 made the following contribution to the 2002 profit and loss account.

	Turnover £m	Operating Profit £m
Estate Agency	11.4	1.4
Financial Services	1.1	0.2
	12.5	1.6

The acquisition in 2001 made the following contribution to the 2001 profit and loss account.

	Turnover £m	Operating Profit £m
Joint Venture	—	(1.8)

5.29 Acquisitions

On 22 August 2002, the Countrywide Group, acquired the entire issued ordinary share capital of Friends Provident Estate Agencies.

	Book value £m	Fair value adjustment £m	Total £m
Intangible assets	0.3	(0.3)	—
Tangible fixed assets	6.3	—	6.3
Investments	0.1	(0.1)	—
Current assets	5.0	(0.2)	4.8
Cash at bank and in hand	6.0	—	6.0
Current liabilities	(7.6)	—	(7.6)
	10.1	(0.6)	9.5
Consideration paid			22.0
Goodwill arising			12.5

On 2 March 2001, Countrywide Assured Group plc acquired 46.77 per cent. of the issued ordinary share capital of TM Property Services Ltd (formerly Teramedia Limited), a company providing online access to land registry and local authority services, for £9,802,000. During the year ended 31 December 2001 Countrywide Assured Group plc paid £7,695,000 towards the purchase price, the remainder was drawn down in 2002.

A 9.3 per cent. interest was acquired from K Ventures BV, which held a 32.5 per cent. interest in TM Property Service Limited prior to a capital restructuring which occurred immediately prior to the above sale K Ventures BV currently holds a 9.99 per cent. interest in TM Property Service Limited.

KPMG Audit Plc, the Group's auditor, is wholly owned by KPMG, the partners of which have a significant interest in K Ventures BV.

	£m
Associated company	
Share of tangible fixed assets	0.1
Share of current assets	3.2
Share of current liabilities	(0.2)
	3.1
Consideration — paid	7.7
— deferred	2.1
Goodwill arising	6.7

During 2001, three small businesses were acquired and incorporated into the Estate Agency Division. The consideration paid was £1.4 million with goodwill of £0.1 million arising.

5.30 Financial instruments

(a) Liquidity

The maturity of all financial liabilities is shown in the following tables:

	Debt £m	Other financial liabilities £m	2003 Total £m
Financial liabilities maturing:			
in one year or less on demand	18.3	1.6	19.9
in more than one year but not more than two years	—	1.6	1.6
in more than two years but not more than five years	—	4.8	4.8
after five years	—	14.4	14.4
	18.3	22.4	40.7

	Debt £m	Other financial liabilities £m	2002 Total £m
Financial liabilities maturing:			
in one year or less on demand	15.2	1.6	16.8
in more than one year but not more than two years	—	4.8	4.8
in more than two years but not more than five years	—	4.8	4.8
after five years	—	15.8	15.8
	15.2	27.0	42.2

	Debt £m	Other financial liabilities £m	2001 Total £m
Financial liabilities maturing:			
in one year or less on demand	0.8	—	0.8
in more than one year but not more than two years	8.6	3.3	11.9
in more than two years but not more than five years	—	0.4	0.4
after five years	—	—	—
	9.4	3.7	13.1

(b) Undrawn committed borrowing facilities

Undrawn borrowing facilities are available to the Countrywide Group with the maturities as set out in the following table. The conditions precedent to the availability of these facilities are all satisfied at the balance sheet date.

	2001 £m	2002 £m	2003 £m
Expiring in one year or less	25.0	15.5	14.4
Expiring between two and five years	11.4	—	—
	36.4	15.5	14.4

(c) Interest rate risk profile of financial liabilities

The following analysis sets out the interest rate risk of the Countrywide Group's financial liabilities. There are no financial liabilities in currencies other than sterling, and no hedges are used.

	2001 £m	2002 £m	2003 £m
Floating rate	9.4	15.2	18.3
Non interest bearing	3.7	27.0	22.4
	13.1	42.2	40.7

The floating rate financial liabilities comprise bank loans and overdrafts bearing interest at rates based on individual bank rate or LIBOR depending upon which facility is used.

(d) Interest rate risk profile of financial assets

The following analysis sets out the interest rate risk of the Countrywide Group's financial assets. No derivative instruments are held as hedges to manage the currency of such financial assets:

	2001 £m	2002 £m	2003 £m
Floating rate	24.5	26.3	61.2
Non-interest bearing	—	—	1.2

The floating rate financial assets comprise bank deposits earning interest at rates based on individual bank rates or LIBOR depending upon which type of deposit facility is used.

(e) Currency risk

The Countrywide Group does not have any significant operations with a functional currency other than sterling.

(f) Fair values

The following table sets out the book values and estimated fair values of the Countrywide Group's instruments:

	2001		2002		2003	
	Book value £m	Fair value £m	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments:						
Cash at bank and in hand	24.5	24.5	26.3	26.3	61.2	61.2
Insurance fund	—	—	—	—	1.2	1.2
Term loan secured	(8.6)	(8.6)	(14.5)	(14.5)	(15.6)	(15.6)
Debt	(0.8)	(0.8)	(0.7)	(0.7)	(2.7)	(2.7)
Other creditors due after more than one year	(3.7)	(3.7)	(25.4)	(25.4)	(23.1)	(23.1)

The following criteria have been used to assess the fair values of the Countrywide Group's instruments:

(i) debtors, creditors, debt and provisions due after more than one year are based upon discounted cash flows at prevailing interest rates;

(ii) cash at bank and in hand are short-term investments approximate to their book values due to their short maturity period; and

(iii) long-term investments are stated at market value.

Short-term debtors and creditors as defined in FRS 13, have been omitted from all of the financial instruments disclosures, save from those relating to currency risk.

5.31 Pension arrangements

The Countrywide Group offers membership of the Countrywide Assured Group Pension Scheme to eligible employees. The Scheme has two sections of membership, defined contribution and defined benefit, which is closed to new entrants and future accrual.

The pension cost charge for the Countrywide Group's defined contribution pension arrangements represents contributions payable by the Countrywide Group and amounted to £3.4 million for the years to 31 December 2003 (2002: £3.8 million; 2001: £2.8 million). There were no outstanding or prepaid contributions at the year end.

Whilst the Countrywide Group continues to account for pension costs in accordance with Statement of Standard Accounting Practice 24 'Accounting for Pension Costs', under FRS 17 'Retirement Benefits' the certain additional disclosures are required:

The pension cost of the defined benefit section of the Scheme was £1.2 million for the year ended 31 December 2003 (2002: £1.2 million; 2001: £0.9 million). The pension cost relating to this section is assessed in accordance with the advice of an independent qualified actuary using the projected unit method. A full actuarial assessment of the section was carried out at 5 April 2003 which showed a deficit in the defined benefit scheme of £21.1 million. This has been updated by a qualified, independent actuary, taking into account actual investment returns achieved, contributions and benefits paid over the period to 31 December 2003, and the closure of the schemes to future accrual giving an estimated deficit at 31 December 2003 of £13.7 million. The group plans to develop a funding programme to recover the deficit over the next ten years.

The additional disclosures under FRS 17 are as follows:

Age	31-40	6%
	41-50	40%
	51-60	48%
	61-65	6%

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions, which due to the timescale covered, may not necessarily be borne out in practice.

	Year to 31 December 2001 £m	Year to 31 December 2002 £m	Year to 31 December 2003 £m
The major assumptions were:			
Rate of increase in salaries	4.4%	4.4%	n/a
Rate of increase in pensions payments:			
On benefits earned prior to 1 December 1999	4.0%	4.0%	4.0%
On benefits earned after 1 December 1999	2.4%	2.4%	2.8%
Discount rate	5.8%	5.5%	5.4%
Inflation assumption	2.4%	2.4%	2.8%

(a) Scheme assets

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

	Long-term rate of expected return at 31 December 2001 %	Value at 31 December 2001 £m	Long-term rate of expected return at 31 December 2002 %	Value at 31 December 2002 £m	Long-term rate of expected return at 30 December 2003 %	Value at 31 December 2003 £m
Equities	7.8	19.2	7.5	17.3	6.3	19.8
Bonds	5.3	5.8	5.0	5.5	3.8	7.0
Cash	—	—	—	—	2.8	0.2
Property	6.3	—	6.0	—	4.8	—
Total market value of assets		25.0		22.8		27.0
Present value of scheme liabilities		(35.3)		(40.3)		(45.9)
Deficit in the scheme		(10.3)		(17.5)		(18.9)
Related deferred tax asset		3.1		5.3		5.7
Net pension liability		(7.2)		(12.2)		(13.2)

(b) Analysis of the amount that would be charged to operating profit

	2002 £m	2003 £m
Service cost	0.4	0.7
Past service cost	—	—
Total operating charge that would be charged to operating profit	0.4	0.7

(c) Analysis of net return on pension scheme

	2002 £m	2003 £m
Expected return on pension scheme assets	1.8	1.6
Interest on pension liabilities	(2.0)	(2.2)
Net return	(0.2)	(0.6)

(d) Analysis of the amount that would be recognised in statement of total recognised gains and losses

	2002 £m	2003 £m
Actual return less expected return on assets	(4.8)	1.8
Experience gains and losses on liabilities	(0.9)	4.0
Changes in assumptions	(2.1)	(7.0)
Actuarial loss that would be recognised in statement of total recognised gains and losses	(7.8)	(1.2)
Adjustment due to surplus cap	—	—
Net loss that would be recognised in statement of total recognised gains and losses	(7.8)	(1.2)

(e) Movement in surplus during the year

	2002 £m	2003 £m
Deficit in scheme at beginning of year	(10.2)	(17.5)
Movement in year:		
Current service cost	(0.4)	(0.8)
Contributions	1.1	1.2
Past service cost	—	—
Net interest costs	(0.2)	(0.6)
Actuarial loss	(7.8)	(1.2)
Deficit in scheme at end of year	(17.5)	(18.9)

(f) History of experience gains and losses

	2002	2003
Difference between expected and actual return on scheme assets:		
Amount (£m)	(4.1)	1.8
Percentage of scheme assets	21%	7%
Experience gains and losses on scheme liabilities:		
Amount (£m)	(0.9)	4.0
Percentage of scheme liabilities	(2%)	9%
Total amount recognised in statement of total recognised gains and losses:		
Amount (£m)	(7.8)	(1.2)
Percentage of scheme liabilities	(19%)	(3%)

5.32 Related Party Transactions

There were no material related transactions during the period.

5.33 International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, the consolidated accounts of the group must comply with International Financial Reporting Standards (IFRS).

This Financial Information has been prepared in accordance with UK accounting standards. The consolidated financial performance and financial position as disclosed in this Financial Information may be significantly different if determined in accordance with IFRS. Major differences between UK accounting standards and IFRS identified to date as potentially having a significant effect on the consolidated financial statements may include: fair value accounting for all financial instruments, including derivatives; the requirement to provide for deferred taxation on potential capital gains calculated on the book value of revalued properties, recognition in the financial statements of actuarial gains and losses arising from defined benefit pension schemes; and accounting for the intrinsic fair value of the cost of share options granted to employees in the profit and loss account. The Countrywide Group has not quantified these differences.

This summary should not be taken as an exhaustive list of all the differences between UK accounting standards and IFRS that potentially have a significant impact on the consolidated financial statements. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

In addition, the bodies that establish UK accounting standards and IFRS have significant ongoing projects that could affect the potential differences and the impact of these differences on the future consolidated financial statements. The actual impacts on the consolidated financial information of the adoption of IFRS will depend on the standards applicable and the particular circumstances prevailing on adoption of IFRS on 1 January 2005.

The Countrywide Group is developing a framework as part of the IFRS conversion project being undertaken during 2004.

Yours faithfully

KPMG Audit Plc

3. Pro forma financial information relating to Countrywide Group

Set out below is unaudited pro forma financial information relating to Countrywide. Following the Proposals becoming effective, it is intended that Countrywide plc adopts the accounting policies of Countrywide Assured Group plc. The unaudited pro forma profit and loss account for the year ended 31 December 2003 has been prepared as if the Proposals had occurred on the first day of that period. The unaudited pro forma net assets statement as at 31 December 2003 has been prepared as if the Proposals had occurred on that date.

The unaudited pro forma financial information has been included for illustrative purposes only and, because of its nature, it may not give a true picture of the issuer's financial position or results:

		Unaudited pro forma profit and loss account for the year ended 31 December 2003		
	Countrywide Accountants' Report[1]	Adjustments[2]		Countrywide Group pro forma
		(i)	(ii)	
	£m	£m	£m	£m
Turnover	455.0	—	—	455.0
Staff costs	(240.3)	—	—	(240.3)
Other operating costs	(142.0)	(8.5)	—	(153.7)
Other operating income	8.8	—	—	8.8
Operating profit	81.5	(8.5)	—	73.0
Share of operating loss in:				
– joint venture	0.2	—	—	0.2
– associates	(2.7)	—	—	(2.7)
Amounts written off investment properties	(2.7)	—	—	(2.7)
Net interest receivable/(payable) and similar charges	0.2	—	(6.0)	(5.8)
Profit on ordinary activities before taxation	76.5	(8.5)	(6.0)	62.0
Taxation	(25.6)	—	1.8	(23.8)
Profit on ordinary activities after taxation	50.9	(8.5)	(4.2)	38.2
Pro forma earnings per share:				
Basic earnings per share				23.2p
Earnings per share before exceptional items (see note 2(i))				28.4p
Number of Countrywide shares in issue (million)[4]				164.6

Notes:

1. The financial information on the Countrywide Group has been extracted without adjustment from the Accountants' Report in Part 2 of this document.
2. The adjustments in the pro forma profit and loss account reflect events which have taken place since 31 December 2003 as if these events had occurred on the first day of the accounting period then ended:
   (i) one-off costs of the Proposals amounting to approximately £10 million, of which £1.5 million relating to the facility fee is to be expensed over the life of the facility; and
   (ii) interest costs on the revolving bank facility of £100 million comprising £5.5 million interest and £0.5 million amortisation of debt issue costs; it is assumed that the £100 million facility is fully drawn for the whole period and the applicable interest cost under the loan facility agreement is 5.5 per cent. per annum. The increased interest expense is assumed to give rise to a tax benefit of £1.8 million (calculated at 30 per cent. of the increased interest expense).
3. No other adjustments have been made to take account of trading or other changes in the financial position of the Countrywide Group since 31 December 2003.
4. The number of Countrywide shares in issue assumed in computing earnings per share is based on the number of Countrywide Assured Group shares in issue at 17 March 2004 (being the latest practicable date prior to the publication of this document) divided by 2.

	Countrywide Accountants' Report[1]	Adjustments[2]				Countrywide Group[3] pro forma
		(i)	(ii)	(iii)	(iv)	
	£m	£m	£m	£m	£m	£m
Fixed assets						
Goodwill	16.7	—	—	—	—	16.7
Tangible fixed assets	35.7	—	—	—	—	35.7
Other investments	27.7	—	—	—	—	27.7
Investments in joint ventures	1.2	—	—	—	—	1.2
Investments in associates	2.7	—	—	—	—	2.7
Total fixed assets	84.0	—	—	—	—	84.0
Debtors	53.2	—	—	—	—	53.2
Cash at bank	61.2	—	100.0	(10.0)	(85.0)	66.2
Creditors: amounts falling due within one year	(119.9)	(85.0)	—	—	85.0	(119.9)
Net current assets/ (liabilities)	(5.5)	(85.0)	100.0	(10.0)	(0.0)	(0.5)
Total assets less current liabilities	78.5	(85.0)	100.0	(10.0)	(0.0)	83.5
Creditors: amounts falling due after more than one year	(20.8)	—	(100.0)	1.5		(119.3)
Provisions for liabilities and charges	(8.7)	—	—	—	—	(8.7)
Net assets	49.0	(85.0)	0.0	(8.5)	(0.0)	(44.5)

Unaudited pro forma net asset statement as at 31 December 2003

Notes:

1. The financial information on the Countrywide Group has been extracted from the Accountants' Report set out in Part 2 of this document.
2. The adjustments in the pro forma statement of net assets reflect events which have taken place since 31 December 2003:
   (i) the liability for the Return of Capital to Shareholders of £85 million arising through the Court approved scheme of arrangement;
   (ii) the drawdown on the new bank facility of £100 million;
   (iii) costs of the Proposals amounting to approximately £10 million, of which £1.5 million relating to the facility fee is to be expensed over the life of the facility; and
   (iv) the Return of Capital to Shareholders of £85 million.
3. The Combination of the Countrywide Group with Countrywide plc has been accounted for using merger accounting in accordance with the provisions of FRS6 applicable to group reorganisations.
4. No other adjustments have been made to take account of trading or other changes in the financial position of the Countrywide Group since 31 December 2003.

The following is the text of a report from KPMG Audit plc, the Reporting Accountants in respect of the pro forma financial information.

KPMG Audit Plc
1 Puddle Dock
London EC4V 3PD
United Kingdom

Tel +44 (0) 20 7311 1000
Fax +44 (0) 20 7311 3311
DX 38050 Blackfriars

The Directors
Countrywide plc
Countrywide House
Perry Way
Witham
Essex CM8 3SX

The Directors
Hawkpoint Partners Limited
4 Great St. Helens
London
EC3A 6HA

18 March 2004

Dear Sirs

The Countrywide Group

We report on the pro forma financial information set out below, which has been prepared, for illustrative purposes only, to provide information about how the new debt, return on capital and costs of the demerger and refinancing might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the Directors of Countrywide plc (the "Company") to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma net asset statement and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board of the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unaudited financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of the Company.

Opinion

In our opinion:

- the pro forma financial information has been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of Countrywide plc; and
- the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

PART 3

Taxation

Countrywide Shareholders should seek their own professional advice in respect of the tax consequences of acquiring, holding or disposing of Countrywide Shares.

1. UK taxation

The following sections summarise material aspects of the UK tax treatment of holding Countrywide Shares. They are based on current UK law and Inland Revenue practice, both of which are subject to change, possibly with retroactive effect. They apply only to Shareholders who are resident or ordinarily resident for tax purposes in (and only in) the UK (except insofar as express reference is made to the treatment of non-UK residents) who hold their Countrywide Shares as an investment and are the absolute beneficial owners of them. They may not apply to certain categories of Shareholders such as dealers, insurance companies and collective investment schemes.

The statements are intended only as a general guide, and should be treated with appropriate caution. If you are in any doubt as to your taxation position, or if you are resident for tax purposes or otherwise subject to tax in any jurisdiction other than the UK, you should consult an appropriate professional adviser immediately.

1.1 *Tax on chargeable gains*

A disposal of Countrywide Shares by a Shareholder who is (at any time in the relevant UK tax year) resident or, in the case of an individual, resident or ordinarily resident for tax purposes in the UK, or who is not UK-resident but carries on a trade, profession or vocation in the UK through a branch or agency to which the Countrywide Shares are attributable, may, depending on the Shareholder's circumstances and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss for the purposes of the taxation of chargeable gains. A Shareholder who is an individual and who is temporarily non-UK resident may, in certain circumstances, be subject to tax in respect of gains realised whilst he or she is not resident or ordinarily resident in the UK.

1.2 *Taxation of dividends*

1.2.1 Withholding tax

Countrywide will not be required to withhold tax at source when paying a dividend in respect of the Countrywide Shares (a "Dividend Payment").

1.2.2 UK residents

An individual Shareholder who is UK resident and who is liable to income tax at the basic or starting rate will pay no further tax on a Dividend Payment. An individual Shareholder must, to the extent that their taxable income, including the Dividend Payment and any tax credit associated with it, exceeds the threshold for higher rate income tax, pay additional income tax of 25 per cent. of the Dividend Payment.

UK taxpayers who are not liable to income tax, including pension funds and charities, will not be entitled to claim repayment of tax credits attached to a Dividend Payment.

Corporate Shareholders resident in the UK will generally not be subject to corporation tax on Dividend Payments. Corporate shareholders will not, however, be able to claim repayments of tax credits attaching to the Dividend Payments.

1.2.3 Non-UK residents

In general, the right of non-UK resident shareholders to reclaim tax credits attaching to Dividend Payments will depend upon the existence and the terms of an applicable double tax treaty. In most cases, the amount that can be paid to non-UK resident shareholders will be reduced to nil as a result of the terms of the relevant treaty. Non-UK resident shareholders should consult their own tax advisers in respect of their tax liabilities on Dividend Payments.

1.3 *UK Stamp Duty and Stamp Duty Reserve Tax (SDRT)*

The transfer of Countrywide Shares will generally be liable to stamp duty at the rate of 0.5 per cent. of the amount or value of the consideration given (rounded up to the nearest £5). An unconditional

agreement to transfer Countrywide Shares will generally be subject to SDRT at 0.5 per cent. of the agreed consideration. However, if within the period of six years of the date of such agreement becoming unconditional an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on that instrument, any liability to SDRT will usually be repaid or cancelled. The liability to pay stamp duty or SDRT is generally satisfied by the purchaser or transferee.

No stamp duty or SDRT will generally arise on a transfer of Countrywide Shares into CREST, unless such transfer is made for a consideration of money or money's worth, in which case a liability to SDRT will arise, usually at the rate of 0.5 per cent. of the value of the consideration.

A transfer of Countrywide Shares effected on a paperless basis within CREST will generally be subject to SDRT at the rate of 0.5 per cent. of the value of the consideration.

Special rules apply to the transfer or issue of Countrywide Shares to, or to a nominee or, in some cases agent of, a person whose business is or includes issuing depository receipts or the provision of clearance services. Any such shareholders are advised to consult their own advisers about the stamp duty and SDRT implications of holding Countrywide Shares.

1.4 *Inheritance and gift taxes*

The Countrywide Shares will be assets situated in the UK for the purposes of UK inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets might (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax even if the holder is neither domiciled in the UK nor deemed to be domiciled there under certain rules relating to long residence or previous domicile. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift.

1.5 *PEPs and ISAs*

Countrywide Shares will qualify for inclusion in PEPs and the stocks and shares component of ISAs.

1.6 *Countrywide Assured Group Share Plans*

The tax treatment for those who hold or acquire their Countrywide Assured Group Shares through one of the Countrywide Assured Group Share Plans may be different from that which applies to other Shareholders. Countrywide Assured Group will write to these individuals in due course to explain the effect of the Proposals on their participation in the Countrywide Assured Group Share Plans and to summarise the likely tax treatment.

2. US taxation

Countrywide Assured Group Shareholders who are resident in the US or who may otherwise be subject to US tax in respect of their Countrywide Shares should consult their own tax advisers regarding the application of US federal income tax law to their particular circumstances, as well as any state, local, foreign and other consequences relevant to such US shareholder's particular circumstances.

PART 4

Further information relating to the Proposals

1. Summary of the Proposals

The Proposals will result in two new listed companies, Countrywide and Chesnara. Chesnara will own the Life Business and Countrywide will own the Non-life Business. As a result of the Proposals, each Countrywide Assured Group Shareholder will, in place of every 4 Countrywide Assured Group Shares owned by them, receive 2 Countrywide Shares, 1 Chesnara Share and a cash payment which will, when aggregated with the payment of the 2003 Final Dividend, equal approximately 122.2 pence (being approximately 30.6 pence per existing Countrywide Assured Group Share). The Return of Capital, comprising the proposed payment of approximately 25.8 pence per existing Countrywide Assured Group Share is conditional upon the bank facilities (further details of which are set out in paragraph 13.3 of Part 5 of this document) becoming unconditionally available to the Company.

The amount of cash paid to Shareholders per Countrywide Assured Group Share in respect of the Return of Capital, set out above, is based on the number of Countrywide Assured Group Shares currently in issue; the exact Return of Capital per Countrywide Assured Group Share will be based upon the number of Countrywide Assured Group Shares in issue as at the Scheme Record Time.

The Proposals will be implemented in the following steps:

1.1 a new holding company, Countrywide, will be placed above Countrywide Assured Group. Countrywide Assured Group Shareholders will receive (following the Countrywide Share Consolidation referred to below) 2 Countrywide Shares and (when aggregated with the payment of the 2003 Final Dividend) approximately 122.2 pence in cash in respect of every 4 Countrywide Assured Group Shares held by them at the Scheme Record Time;

1.2 this will be followed by a consolidation of Countrywide Shares, i.e. a reduction in the number of Countrywide Shares in issue, on a 1 for 2 basis (the "**Countrywide Share Consolidation**");

1.3 Countrywide Assured Group will then transfer the Life Business to Countrywide (the "**Life Transfer Agreement**"). The result of this is that the Life Business will become owned by Countrywide directly rather than by Countrywide Assured Group. The terms of this transfer are contained in the Life Business Transfer Agreement described in Part 5 of this document;

1.4 the Demerger will take place by way of a reduction in the capital of Countrywide (the "**Reduction of Capital**"), which is a Court approved process. The Reduction of Capital will take place as follows:

1.4.1 the share capital of Countrywide will be reduced by reducing the nominal value of each Countrywide Share by an amount which, in aggregate, is expected to exceed the market value of the Life Business (the amount of such excess being credited to the reserves of Countrywide and being expected to be distributable);

1.4.2 Countrywide will transfer the Life Business to Chesnara (by way of a transfer of the shares of Countrywide Assured Life Holdings Limited) so that Chesnara becomes the holding company of the Life Business; and

1.4.3 Countrywide Shareholders (other than the Countrywide Subscribers to whom special provisions may need to apply) at the Demerger Record Time will be allotted and issued 1 Chesnara Share, credited as fully paid, for every 1 Countrywide Share held (following the Countrywide Share Consolidation); and

1.5 finally there will be a consolidation of Chesnara Shares on a 1 for 2 basis (the "**Chesnara Share Consolidation**").

The end result will be that former Countrywide Assured Group Shareholders will receive 2 Countrywide Shares and 1 Chesnara Share for every 4 Countrywide Assured Group Shares held prior to the implementation of the Proposals and will have received (when added to the 2003 Final Dividend) approximately 30.6 pence in cash for every Countrywide Assured Group Share held. It is only after all the steps have been completed that Countrywide Assured Group Shareholders will receive their new share certificates and cash (or their CREST accounts will be credited if they hold their Countrywide Assured Group Shares through CREST).

The Countrywide Share Consolidation could result in Countrywide Assured Group Shareholders being entitled to fractions of Countrywide Shares. The terms of the Countrywide Share Consolidation will provide that no Countrywide Assured Group Shareholder will be entitled to hold a fraction of a Countrywide Share. Instead, all fractions of such shares will be aggregated and consolidated into whole Countrywide Shares which will be transferred to a nominee. These shares will be sold (together with the Chesnara Shares issued to that nominee in respect of those Countrywide Shares pursuant to the terms of the Demerger) as soon as reasonable practicable following the implementation of the Proposals and the net proceeds of such sale will be retained by Countrywide. None of Countrywide Assured Group, Countrywide, Chesnara or the nominee will have any liability for any losses or damages arising as a result of the timing or terms of this sale, barring bad faith or wilful default.

The terms of the Chesnara Share Consolidation could result in Countrywide Shareholders being entitled to fractions of Chesnara Shares. The terms of the Chesnara Share Consolidation will provide that no Countrywide Shareholder will be entitled to hold a fraction of a Chesnara Share. Instead, all fractions of such shares will be aggregated and consolidated into whole Chesnara Shares which will be transferred to a nominee. These shares will be sold as soon as reasonable practicable following the implementation of the Proposals and the net proceeds of such sale will be retained by Chesnara. None of Countrywide Assured Group, Countrywide, Chesnara or the nominee will have any liability for any losses or damages arising as a result of the timing or terms of this sale, barring bad faith or wilful default.

In connection with the Proposals, holders of options to subscribe for Countrywide Assured Group Shares will be offered the opportunity to exercise those options. If all those options were exercised, the number of shares issued would increase the issued share capital by approximately 4.4 per cent.

2. Listing, settlement and dealings

It is expected that Admission will occur on 25 May 2004 and that dealings on the London Stock Exchange will commence in Countrywide Shares at 8.00 a.m. on that date.

It is expected that definitive share certificates for Countrywide Shares will be despatched to Shareholders (other than those who hold their Countrywide Assured Group Shares in uncertificated form through CREST), at the holder's own risk, by 1 June 2004. These share certificates will reflect the shareholdings as at the Demerger Date, i.e. after the Countrywide Share Consolidation, the Chesnara Share Consolidation and the Reduction of Capital. Pending the despatch of certificates, transfers of Countrywide Shares will be certified against the register of Countrywide Shares. No temporary documents of title will be issued. Countrywide Assured Group Shareholders who hold their Countrywide Assured Group Shares in uncertificated form through CREST at the Scheme Record Time are expected to have uncertificated Countrywide Shares credited to the same CREST accounts on 25 May 2004.

The Countrywide Shares are expected to be eligible to be traded through the CREST system with effect from Admission. Existing dividend mandates applicable to Countrywide Assured Group Shares will also apply to the Countrywide Shares, unless and until countermanded or amended by notice to the Registrars.

3. Overseas Shareholders

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Proposals in their particular circumstances.

The implications of the Proposals for Overseas Shareholders may be affected by the laws of relevant jurisdictions. Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Overseas Shareholder to satisfy himself or herself as to the full observance of the laws of any relevant jurisdiction in connection with the Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

It is proposed that changes are made to the articles of association of Countrywide Assured Group and a provision is included in the Scheme so that if, in respect of any overseas shareholder, Countrywide Assured Group or Countrywide is advised that the allotment and issue of Countrywide Shares pursuant to the Scheme or the issue of Chesnara Shares pursuant to the Demerger would or might infringe the laws of any jurisdiction outside the United Kingdom, or would or might require Countrywide Assured Group, Countrywide or Chesnara to observe any governmental or other consent or any registration, filing or other formality with which any of them cannot comply or compliance with which any of them consider unduly onerous, Countrywide Assured Group or Countrywide (as appropriate) shall (unless such shareholder

satisfies Countrywide Assured Group or Countrywide (as appropriate) that no such infringement or requirement would apply) be entitled to appoint a person to execute as transferor an instrument of transfer of the Countrywide Assured Group Shares or Countrywide Shares (as appropriate) held by such holder transferring such shares to a nominee to hold such shares on trust for that holder on terms that the nominee shall, in compliance with all applicable laws, sell such shares or the Countrywide Shares and/or Chesnara Shares, if any, it receives pursuant to the Scheme and/or the Demerger (as appropriate) in respect of such shares as soon as reasonably practicable thereafter at the best price which can reasonably be obtained at the time of sale, with the net proceeds of sale being remitted (together, where applicable, with the Return of Capital) to the Overseas Shareholder. In the absence of bad faith or wilful default, none of Countrywide Assured Group, Countrywide, Chesnara or any person appointed to sell such shares shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

US Shareholders

Neither the US Securities and Exchange Commission nor any state securities commission has approved or disapproved the Countrywide Shares or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Except for the circumstances described below, the Countrywide Shares issued to Countrywide Assured Group Shareholders pursuant to the Proposals (i) should not be treated as "restricted securities" within the meaning of Rule 144(a)(3) of the US Securities Act and (ii) may be resold by such Countrywide Assured Group Shareholders (other than restricted affiliates described below) without regards to Rules 144 or 145 under the US Securities Act.

Under US Securities laws, a Countrywide Assured Group Shareholder (whether or not a US person) who is deemed to be an affiliate of Countrywide Assured Group prior to, or of Countrywide plc after, 25 May 2004 (restricted affiliates) may not resell Countrywide Shares or Chesnara Shares (as the case may be) received pursuant to the Proposals without registration under the US Securities Act, except pursuant to the applicable resale provisions of Rule 145(d) promulgated under the US Securities Act or another applicable exemption from the registration requirements of that Act, or in a transaction not subject to such requirements (including a transaction that satisfies the applicable requirements of Regulation S under the US Securities Act relating to offers and sales outside the United States). "Affiliates" of a company are generally defined as persons who directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, that company. Whether a person is an affiliate of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers, directors and significant shareholders.

Australian Shareholders

This document is not a disclosure document for the purposes of the Corporations Act 2001 (Cth), and accordingly your Countrywide Shares will be issued to you without disclosure for the purposes of the Corporations Act.

You may not offer to sell Countrywide Shares issued to you pursuant to the Scheme within Australia within 12 months after the issue of those shares, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required.

Disclosure to investors would not generally be required under Chapter 6D where:

- the shares are offered for sale on the Official List;
- the shares are offered for sale to categories of "professional investors" described in section 708(11) of the Corporations Act; or
- the shares are offered for sale to persons who are "sophisticated investors" and meet the criteria set out in section 708(8) or 708(10) of the Corporations Act.

However, Chapter 6D is complex and you should consult your professional advisors if in any doubt regarding your position.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY, NOR SHALL THERE BE ANY SALE, ISSUANCE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS DOCUMENT IN ANY JURISDICTION IN CONTRAVENTION OF ANY APPLICABLE LAW.

PART 5

Additional information

1. Responsibility

The Directors, whose names are set out on page 5 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation and activity

The Company was incorporated and registered as Pinco 2041 plc in England and Wales on 29 October 2003 as a public limited company under the Companies Act, with registered number 4947152. The Company changed its name to Countrywide plc on 22 December 2003. The registered office and head office of Countrywide is Countrywide House, Perry Way, Witham, Essex CM8 3SX. Countrywide has undertaken certain activities and entered into certain agreements in connection with the Proposals, but as at 17 March 2004 (being the latest practicable date before the publication of this document) had not traded. Countrywide obtained a trading certificate on 10 March 2004.

3. Share capital

3.1 On incorporation, the authorised share capital of Countrywide was £50,000 divided into 50,000 ordinary shares of £1 each of which two were issued fully paid to the subscribers to the Memorandum of Association.

3.2 On 1 March 2004, the two issued ordinary shares of £1 each were transferred to the Countrywide Subscribers.

3.3 On 9 March 2004, Countrywide adopted a new set of articles of association and its share capital was reorganised as follows:

3.3.1 the 49,998 authorised but unissued ordinary shares of £1 each were sub-divided into 4,999,800 ordinary shares of 1p each;

3.3.2 the authorised share capital was increased by the creation of a further 59,995,000,000 ordinary shares of 1p each and a new redeemable preference share of £50,000 (the "redeemable preference share"); and

3.3.3 each of the two issued ordinary shares of £1 each was sub-divided into 100 ordinary shares of 1p each, with the effect that the Countrywide Subscribers held 200 ordinary shares of 1p each.

3.4 On 9 March 2004, in order to satisfy the requirements of section 117 of the Companies Act as to the minimum paid up share capital for a public company, the redeemable preference share was issued to one of the Countrywide Subscribers and was paid up as to at least one quarter of its nominal value. It is intended that the redeemable preference share will be redeemed shortly after Admission and that the ordinary shares then held by the Countrywide Subscribers will be given to Countrywide for no consideration and then cancelled.

3.5 Prior to the Scheme Effective Time, it is proposed that resolutions will be passed and the Articles adopted so that:

3.5.1 the nominal value of the Countrywide Shares is altered. The nominal value will be determined by the Directors having taken into account the constraints of English company law, the proposed transfer of the Life Business, the Return of Capital, the Countrywide Share Consolidation and the Reduction of Capital;

3.5.2 the Countrywide Share Consolidation is effected conditional upon the Scheme becoming effective on the date specified in the resolution (which is expected to be 21 May 2004);

3.5.3 the Reduction of Capital (conditional upon the Scheme and the Countrywide Share Consolidation having been effected and final approval by the Directors of Countrywide) is effected by reducing the nominal value of each of the Countrywide Shares. The amount by which the share capital of Countrywide will be reduced will exceed the amount determined by the Directors to be the market value of the Life Business and a further amount which will be credited to reserves;

3.5.4 the Directors will be authorised, in accordance with section 80 of the Companies Act, so as (i) to enable them to issue the Countrywide Shares to be issued on the Scheme becoming effective and (ii) to enable them to allot a number of relevant securities (as defined in that section) up to the section 80 amount;

3.5.5 the Directors will be authorised, pursuant to section 95 of the Companies Act, to allot the Countrywide Shares to be issued on the Scheme becoming effective as if section 89(1) of the Companies Act did not apply to the allotment;

3.5.6 the Directors will further be authorised, pursuant to section 95 of the Companies Act, to allot equity securities (as defined in section 94 of the Companies Act) for cash as if section 89(1) of the Companies Act did not apply to the allotment but such power will be limited to (i) the allotment of equity securities pursuant to a rights issue or (ii) the allotment (otherwise than pursuant to (i) above) of a number of equity securities not exceeding 5 per cent. of the number of Countrywide Shares expected to be in issue at Admission;

3.5.7 subject to certain conditions, the Directors will further be authorised, pursuant to section 166 of the Companies Act, to make market purchases (as defined in section 163 of that Act) of Countrywide Shares provided that the maximum number of shares which may be purchased will not exceed 14.99 per cent. of the Countrywide Shares expected to be in issue as at Admission; and

3.5.8 KPMG Audit Plc will be reappointed as the Countrywide Group's auditors.

3.6 For technical reasons, in order to ensure that each of the two Countrywide Subscribers holds the desired number of Countrywide Shares following the alteration of the nominal value of the Countrywide Shares as described in section 3.5.1 above, Countrywide may issue further Countrywide Shares to such Countrywide Subscribers prior to the Scheme Effective Time.

3.7 Pursuant to the Scheme, Countrywide will allot and issue Countrywide Shares, credited as fully paid, to Countrywide Assured Group Shareholders on the register of members at the Scheme Record Date.

3.8 As described in Part 4 of this document, the Demerger is to be effected by the Reduction of Capital. The Reduction of Capital will take place as set out in section 1.4 of Part 4 of this document:

3.9 The nominal value of the Countrywide Shares to be issued pursuant to the Scheme will be determined by resolution of the Countrywide Subscribers shortly before the Scheme Effective Time. As the nominal value of the Countrywide Shares will only be known shortly before Admission, an advertisement stating the nominal value of the Countrywide Shares on Admission will be placed in The Times on the day after Admission (26 May 2004 based on the current timetable).

3.10 Upon the Demerger becoming effective, the expected maximum number of issued Countrywide Shares will (on the assumption that any options under the Countrywide Assured Group Share Plans which are capable of exercise are exercised) be 171,984,262.

3.11 The Company does not currently hold any shares as treasury shares.

4. Summary of the Memorandum and Articles of Association

4.1 *Memorandum of Association*

Countrywide's principal objects are to carry on business as a general commercial company and to carry on any trade or business whatsoever. The objects of the Company are set out in full in clause 4 of its Memorandum of Association, which is available for inspection at the address specified in paragraph 20 of this Part 5.

4.2 *Articles of Association*

The Articles of Countrywide contain (amongst others) provisions to the following effect:

4.2.1 Rights attaching to Countrywide Shares

Under English law, dividends are payable on Countrywide Shares only out of profits available for distributions, as determined in accordance with accounting principles generally accepted in the United Kingdom and by the Companies Act. Holders of Countrywide Shares are entitled to receive such dividends as may be declared by the Shareholders in general meeting, rateably according to the amounts paid up on such shares, provided that the dividend cannot exceed the amount recommended by the directors.

The Board of Directors may pay Shareholders such fixed dividends on any class of shares carrying a fixed dividend to be payable on fixed dates or interim dividends as appear to them to be justified by the Company's profits. If recommended by the directors and directed by an ordinary resolution of the Shareholders, the Board must also direct payment of a dividend in whole or in part of the distribution of specific assets (and in particular of paid up shares or debentures of any other company).

The redeemable preference share does not carry any right to receive dividends nor to participate in the profits of Countrywide. Upon a return of assets in a winding up the redeemable preference share entitles its holder to repayment in full of the amount paid up on such share prior to the distribution of assets available for distribution among members to any Shareholders.

The holder of the redeemable preference share is not entitled to receive notice or attend and vote at any general meeting of Countrywide unless a resolution is proposed to wind up Countrywide or to vary, modify, alter or abrogate the rights of such share.

4.2.2 Voting rights

Subject to disenfranchisement as provided in 4.2.4 below and subject to any special terms as to voting on which any shares may be issued (no such shares currently being in issue), on a show of hands every member present in person (or, being a corporation, present by a duly authorised representative) shall have one vote and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

4.2.3 Transfer of Countrywide Shares

The Countrywide Shares are in registered form and are capable of being held in uncertificated form.

A member may transfer all or any of his uncertificated shares by means of a relevant system, as defined in the Uncertificated Securities Regulations, which includes CREST. The Directors may refuse to register any transfer of an uncertificated share where permitted by the Uncertificated Securities Regulations. If the Directors refuse to register a transfer of an uncertificated share they shall, within two months of the date on which the transfer instruction relating to such a transfer was received by the Company, send to the transferee notice of the refusal.

All transfers of certificated shares must be effected by a transfer in writing in any usual form or any other form approved by the Directors. The instrument of transfer shall be executed by or on behalf of the transferor and, in the case of a partly paid share, by or on behalf of the transferee. The Directors may refuse to register any transfer of a partly paid share held in certificated form and may also refuse to register any transfer of a fully paid certificated share unless the instrument of transfer is:

(a) duly stamped (if so required), is lodged with the Company's registrars or at such other place as the Directors may appoint and is accompanied by the certificate for the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(b) in respect of only one class of shares; and

(c) in favour of not more than four transferees.

4.2.4 Dividends

The Company in general meeting may declare dividends in accordance with the respective rights of the members, provided that no dividend shall be payable in excess of the amount recommended by the Directors. The Directors may pay such interim dividends as appear to them to be justified. No dividend or other moneys payable in respect of a share shall bear interest as against the Company.

There are no fixed dates on which entitlement to dividends arises.

All dividends unclaimed for a period of twelve years after becoming due for payment shall be forfeited and shall revert to the Company.

4.2.5 Disclosure of interests in shares

If any member or other person appearing to be interested in shares of the Company is in default in supplying within 14 days after the date of service of a notice requiring such member or other person to supply to the Company in writing all or any such information as is referred to in

section 212 of the Companies Act, the Directors may, for such period as the default shall continue, impose sanctions upon the relevant shares.

The sanctions available are the suspension of voting or other rights conferred by membership in relation to meetings of the Company in respect of the relevant shares and, additionally, in the case of a shareholding representing at least 0.25 per cent. by nominal value of any class of shares of the Company then in issue (excluding any shares of that class held as treasury shares), the withholding of payment of any dividends on, and the restriction of transfers of, the relevant shares.

4.2.6 Distribution of assets on liquidation

On a winding-up any surplus assets will be divided amongst the holders of the Countrywide Shares according to the respective numbers of shares held by them and in accordance with the provisions of the Companies Act, subject to the rights of any shares which may be issued with special rights or privileges (no such shares presently being in issue). The Articles provide that the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Companies Act, divide amongst the members *in specie* the whole or any part of the assets of the Company in such manner as he may determine.

4.2.7 Changes in share capital

(a) Without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine, or in the absence of such determination as the Directors may determine. Subject to the Companies Act, the Company may issue shares which are, or at the option of the Company or the holder are liable, to be redeemed.

(b) The Company may by ordinary resolution increase its share capital, consolidate and divide all or any of its share capital into shares of larger amount, subdivide its shares or any of them into shares of smaller amount or cancel or reduce the nominal value of any shares which have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amounts so cancelled or the amount of the reduction.

(c) Subject to the Companies Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account, and may also, subject to the Companies Act, purchase its own shares.

4.2.8 Variation of rights

Whenever the capital of the Company is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of issue of that class) be varied or abrogated either with the consent in writing of the holders of three-fourths of the issued shares (excluding any shares of that class held as treasury shares) of the class or with the sanction of an extraordinary resolution passed at a separate meeting of such holders.

4.2.9 Directors' interests

(a) A Director who is in any way, directly or indirectly, interested in a transaction or arrangement with the Company shall, at a meeting of the Directors, declare in accordance with the Companies Act the nature of his interest.

(b) Provided that he has declared his interest in accordance with paragraph (a), a Director may be a party to or otherwise interested in any transaction or arrangement with the Company or in which the Company is otherwise interested and may be a director or other officer or otherwise interested in any body corporate promoted by the Company or in which the Company is otherwise interested. No Director so interested shall be accountable to the Company, by reason of his being a Director, for any benefit which he derives from such office or interest or any such transaction or arrangement.

(c) Any Director may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(d) A Director shall not vote at a meeting of the Directors in respect of a matter in which he has any material interest otherwise than by virtue of his interest in shares, debentures or other

securities of, or otherwise in or through, the Company unless his interest arises only because the case falls within one or more of the following paragraphs:

(i) the giving to him of any guarantee, security or indemnity in respect of money lent or an obligation incurred by him at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(ii) the giving to a third party of any guarantee, security or indemnity in respect of any obligation of the Company or any of its subsidiary undertakings for which he has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) the subscription by him for shares, debentures or other securities of the Company or any of its subsidiary undertakings or by virtue of his participation in the underwriting or sub-underwriting of an offer of such shares, debentures or other securities for subscription, purchase or exchange;

(iv) any proposal concerning any other company in which he is interested, directly or indirectly, whether as an officer or shareholder or otherwise, provided that the shares in which he is interested do not represent one per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of the relevant company;

(v) any proposal relating to an arrangement in whole or in part for the benefit of the employees of the Group which does not award to him as such any privilege or advantage not awarded to the employees to whom such arrangement relates; and

(vi) any proposal concerning the purchase or maintenance of insurance against any liability which would otherwise attach to all or any of the Directors.

(e) Where proposals are under consideration concerning the appointment of two or more Directors to offices or employments with the Company or any company in which the Company is interested the proposals may be divided and considered in relation to each Director separately and (if not otherwise precluded from voting) each of the Directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

(f) The Company may by ordinary resolution suspend or relax these provisions to any extent or ratify any transaction not duly authorised by reason of a contravention of these provisions.

4.2.10 Remuneration of Directors

(a) The ordinary remuneration of the Directors (other than an executive director) shall be such amount as the Directors shall from time to time determine (provided that unless otherwise approved by the Company in general meeting the aggregate of the ordinary remuneration of such Directors shall not exceed £250,000 per year) to be divided among them in such proportion and manner as the Directors may determine. The Directors shall also be paid by the Company all travelling, hotel and other expenses as they may incur in attending meetings of the Directors or general meetings or otherwise in connection with the discharge of their duties.

(b) Any Director who, by request of the Directors, performs special services or goes or resides abroad for any purposes of the Company may be paid such extra remuneration as the Directors may determine.

(c) The emoluments and benefits of any executive director for his services as such shall be determined by the Directors and may be of any description, including membership of any pension or life assurance scheme for employees or their dependants, or apart from membership of any such scheme, the payment of a pension or other benefits to him or his dependants on or after retirement or death.

4.2.11 Retirement of Directors

(a) In accordance with the Combined Code, all directors must retire by rotation at least every three years. Furthermore, the Articles provide that at least one third of directors must retire at each annual general meeting.

(b) A Director shall be capable of being appointed or reappointed a Director despite having attained the age of 70 or any other age and shall not be required to retire by reason of his having attained any particular age and section 293 of the Act (relating to the appointment and retirement as Directors of persons who are aged 70 or over) shall not apply.

4.2.12 Borrowing powers

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital.

The Directors shall restrict the borrowings of the Company and by the exercise of the Company's voting and other rights or powers of control over its subsidiary undertakings secure that they restrict their borrowings so that the aggregate amount at any time outstanding in respect of money borrowed by the Group (excluding intra-Group borrowings) shall not without the previous sanction of an ordinary resolution of the Company exceed a sum equal to three times the aggregate of the amount paid up or credited as paid up on the allotted or issued share capital of the Company and the amount standing to the credit of the consolidated capital and revenue reserves of the Company as shown by the latest audited consolidated balance sheet of the Group adjusted as specified in the Articles.

For the purpose of this restriction, any amounts borrowed by the Company pursuant to Facility Agreement shall be disregarded.

5. Directors and Company Secretary of Countrywide

5.1 The full names of the Directors and their respective functions are as follows:

Christopher Henry Sporborg	*Non-executive Chairman, Chairman of the Remuneration and the Nominations Committee*
Harry Douglas Hill	*Group Managing Director*
Michael Charles Nower	*Group Finance Director*
Michael John Gordon	*Senior Non-executive Director*
Andrew Jonathan Brown	*Non-executive Director, Chairman of the Audit Committee*
Peter William Mason	*Non-executive Director*

The Company Secretary of the Company is Gareth Rhys Williams.

The business address of each of the Directors is Countrywide House, Perry Way, Witham, Essex CM8 3SX.

5.2 Brief histories of the Directors and Company Secretary are as follows:

Christopher Henry Sporborg (CBE) — *Non-executive Chairman, Age 64*

Mr Sporborg is the Non-executive Chairman of the Company. He is Chairman of the Remuneration Committee and the Nominations Committee. He was formerly Deputy Chairman of Hambros plc, Deputy Chairman of Hambros Bank Limited and Chairman of Hambro Insurance Services Group plc. He is also Chairman of Atlas Copco UK Holdings Limited, and a Director of Getty Images Inc., Lindsey Morden Group Inc., and The Horserace Totalisator Board. He joined the board of Countrywide Assured Group on 13 June 1986. Following the Demerger he will also become Non-executive Chairman of Chesnara.

Harry Douglas Hill — *Group Managing Director, Age 55*

Mr Hill is the Group Managing Director and a Director of Countrywide Property Lawyers Limited. He qualified as a Chartered Surveyor in 1967 and was formerly Managing Director of Abbotts (East Anglia) Limited. During 2001, he was appointed a Non-executive Director of Jupiter Financial Income Trust PLC. He joined the board of Countrywide Assured Group on 10 February 1986.

Michael Charles Nower — *Group Finance Director, Age 54*

Mr Nower is the Finance Director and was formerly Company Secretary of Countrywide Assured Group. He qualified as a Certified Accountant in 1975 and was formally Group Finance Director of Lancaster PLC. He joined the board of Countrywide Assured Group on 9 October 1989.

Michael John Gordon — *Senior Non-executive Director, Age 56*

Mr Gordon is the Senior independent Non-executive Director of the Company and serves on the Audit Committee, the Remuneration Committee and the Nominations Committee. He was formerly Group

Sales Director of Skandia Life Assurance Holdings Limited. He is also a Non-executive Director of Skandia Life, Bankhall Investment Management Limited and Bankhall Investment Finance Limited, both Skandia owned subsidiaries. He joined the board of Countrywide Assured Group on 1 May 2002. Following the Demerger he will also become a Non-executive Director of Chesnara.

Andrew Jonathan Brown — *Non-executive Director, Age 59*

Mr Brown is an independent Non-executive Director of the Company. He is Chairman of the Audit Committee and serves on the Remuneration Committee and Nominations Committee. He has wide ranging experience of the financial services sector, including executive positions with Sterling Guarantee Trust and Sedgwick Group. He was Finance Director and subsequently Joint Chief Executive of Gartmore Investment Management plc and was Finance Director of Hawkpoint Partners Limited. He is a Chartered Accountant and is a director of The Children's Trust Limited. He joined the board of Countrywide Assured Group on 31 March 2003.

Peter William Mason — *Non-executive Director, Age 53*

Mr Mason is a Non-executive Director of the Company and serves on the Audit Committee, the Remuneration Committee and the Nominations Committee. He is Investment Director and Actuary of Neville James Group, an investment management company. He was admitted as a Fellow of the Institute of Actuaries in 1979. He joined the Board of Countrywide Assured Group as Non-executive Director on 27 May 1992. Following the Demerger he will also become a Non-executive Director of Chesnara.

Gareth Rhys Williams — *Company Secretary, Age 40*

Mr Williams is Company Secretary. He qualified as a solicitor in 1990 and worked in private practice for Berg & Co (Manchester) and Reynolds Porter Chamberlain (London) before joining Thorn EMI plc in 1996 where he subsequently became Head of Legal and Company Secretary for the demerged Thorn UK Group. He joined Countrywide Assured Group in November 2000 as Head of Group Legal and was appointed Company Secretary on 24 January 2001 and an alternate Director on 31 July 2001.

6. Directors' and other interests

6.1 *Directors' interests in Countrywide*

As at 17 March 2004 (being the latest practicable date prior to the publication of this document), no Director of the Company has any interest in the share capital of the Company or any of its subsidiaries.

Immediately prior to Admission, by reference to their holdings of Countrywide Assured Group Shares as at 17 March 2004 (being the latest practicable date prior to the publication of this document) and on the basis that they receive one Countrywide Share for every two Countrywide Assured Group Shares held and on the assumption that the Directors do not exercise any options under the Countrywide Assured Group Share Plans in the intervening period, the Directors and their immediate families are expected to have the beneficial interests in Countrywide Shares shown in the table below, such interests being those: (a) which are required to be notified by each Director to the Company pursuant to section 324 or 328 of the Companies Act; or (b) which are required pursuant to section 325 of the Companies Act to be entered in the register of Directors' interests maintained under section 325 of the Companies Act; or (c) which are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under (a) or (b) above, and the existence of which is known to or could, with reasonable diligence, be ascertained by that Director:

Beneficial interests	Number of Countrywide Shares
Christopher Sporborg	133,705
Harry Hill	200,000
Michael Nower	134,370
Andrew Brown	10,000
Peter Mason	5,000

These holdings are expected to represent in aggregate less than 0.3 per cent. of the maximum issued share capital of Countrywide on Admission.

In addition, each of the Executive Directors will be interested, as a potential beneficiary in any Countrywide Shares held by the Countrywide Assured Group's employee trust. Based on the 2,383,909 Countrywide Assured Group Shares held by the employee trust on 15 March 2004 (for this purpose

being the latest practicable date prior to the posting of this document) and assuming that no options are exercised under the Countrywide Assured Group Share Plans, the employee trust would hold 1,191,955 Countrywide Shares on Admission.

Save as disclosed above, immediately prior to Admission, no Director nor any person connected with a Director (within the meaning of section 346 of the Companies Act) has as at 17 March 2004 (for this purpose being the latest practicable date before the publication of this document), or is expected to have, any interest in the share capital of Countrywide.

6.2 *Directors' interests in Countrywide Shares deriving from rights under the Countrywide Assured Group Share Plans*

The following Directors had rights or options over Countrywide Assured Group Shares as at 17 March 2004 (the latest practicable date prior to the publication of this document) as summarised in the table below.

The Directors may choose to exercise their options or rights under the Countrywide Assured Group Share Plans or release them in consideration of the grant of right of options over shares in Countrywide as summarised in paragraph 6.4 below:

Share options

Director	**Dates of grant**		**Number of Countrywide Assured Group Shares**	**Option price (p)**		**Exercise dates**	
	From	**To**		**From**	**To**	**From**	**To**
Harry Hill	22.04.98	15.04.02	1,237,234	74.4	151.0	22.04.05	15.04.12
Michael Nower	22.04.98	15.04.02	852,734	74.4	153.5	22.04.05	15.04.12

Awards under EDIS 96 with additional rights

Director	Date of grant	Number of Countrywide Assured Group Shares	Normal expiry date	Maximum number of Countrywide Shares deriving from exercise
Harry Hill	12.05.99	7,500	12.05.06	100,558
Michael Nower	12.05.99	5,050	12.05.06	67,709

In addition, participants in the grant of options on 18 March 1999 under ESOS 1996 who exercise those options will receive additional rights calculated by reference to the increase in the market value of the Countrywide Assured Group Shares since the date of grant. The maximum number of Countrywide Shares which each director is expected to hold upon Admission pursuant to these additional rights if the relevant options are exercised based upon the market value of a Countrywide Assured Group Share (determined with reference to the "Last closing price" published by the London Stock Exchange) on 16 March 2004 (for this purpose the latest practicable date prior to the publication of this document) is included in the table above.

6.3 Save as explained in paragraphs 6.1 to 6.2 above, for this purpose no Director will have any interest in the share capital of the Company or any of its subsidiaries.

6.4 *Treatment of existing share plans*

Participants, including Directors, in the Countrywide Assured Group Share Plans will be offered the following choices:

6.4.1 to exercise any outstanding options or awards immediately following the Court sanctioning the Scheme. Participants who choose to do this will be entitled to participate as shareholders in the Scheme provided that their holdings have been registered on the register of members of Countrywide Assured Group and they are the owners of the Countrywide Assured Group Shares at the Scheme Record Time;

6.4.2 to roll over their outstanding options or awards immediately after the Scheme Effective Time. Participants who choose to do this will release their existing options or awards in consideration of the grant of new options or awards over shares in Countrywide. The option exercise price and number of options will be adjusted to take account of the Proposals. Where the performance targets for the existing awards and options have already been met, performance targets will not

apply following the rollover. The exercise periods for the new options or awards will be the same as applied to the existing options or awards. In particular, participants who leave the Group will have a specified period in which to exercise following leaving the Group, after which their new options or awards will lapse.

Countrywide Assured Group will be writing to participants to inform them of the detail of the choices available to them.

Any participants who do not choose either to exercise as set out at 6.4.1 above or to roll over as set out at 6.4.2 above will have a short period to exercise their options or awards. It is proposed that the Countrywide Assured Group articles will be amended so that if on exercising options any participants are issued with Countrywide Assured Group Shares following the Scheme Effective Time, they will then automatically receive shares in Countrywide but will not receive either the Return of Capital or Chesnara Shares.

6.5 *Significant shareholding*

Based on interests in Countrywide Assured Group Shares as disclosed to Countrywide Assured Group pursuant to section 198 of the Companies Act and registered pursuant to section 211 of the Companies Act, as at 17 March 2004 (being the latest practicable date prior to the publication of this document) and on the assumption that any options under the Countrywide Assured Group Share Plans which are capable of exercise are exercised and that no other shares are issued between the date of this document and the Demerger and assuming that (as part of the Proposals) Shareholders receive one Countrywide Share for every two Countrywide Assured Group Shares, either pursuant to the exercise of options under the Countrywide Assured Group Share Plans or otherwise, the following persons (other than directors), would be interested, directly or indirectly, in three per cent. or more of the issued share capital of Countrywide immediately after Admission on the basis that they receive one Countrywide Share for every 2 Countrywide Assured Group Shares held.

Name of Shareholder	**Number of Countrywide Shares**	**Percentage of maximum issued share capital of Countrywide**
Fidelity International Limited	16,246,677	9.45%
AXA SA	14,858,578	8.64%
Legal & General Group plc	8,363,101	4.86%
Aviva plc	6,629,503	3.85%
Prudential plc	6,659,449	3.87%

The Directors are not aware of any person who, immediately following Admission, directly or indirectly, jointly or severally, exercises or could exercise control over Countrywide.

6.6 *Loans*

There are no outstanding loans granted by any member of the Group to any of the Directors nor has any guarantee been provided by any member of the Group for their benefit.

6.7 *Unusual transactions*

No Director has or has had any interest in any transactions which are or were unusual in their nature or conditions or significant to the business of the Company or the Group and which were effected by any member of the Group in the current or immediately preceding financial year or which were effected during any earlier financial year and which remains in any respect outstanding or unperformed.

6.8 *Directors' other directorships*

The following table shows in respect of each of the Directors, the names of all companies and partnerships outside the Countrywide Group of which he has, at any time in the five years prior to the date of this document, been a director or partner, as appropriate (excluding subsidiaries of any company of which he is also a director). Each directorship or partnership is currently held unless otherwise stated:

Director	Company/Partnership
Christopher Sporborg	Chesnara plc
	Atlas Copco UK Holdings Limited
	BFSS Investments Limited
	Countryside Alliance Limited
	Milton (Peterborough) Estates Company
	The National Hospital for Neurology and Neurosurgery Development Foundation
	+Racecourse Television Services Limited
	+Super 12 Racing Limited
	The University College London Hospitals Charitable Foundation
	Atlas Copco International Holdings Limited (in liquidation)
	*Old Berkinshol Limited
	*Sporborg Enterprises Limited
	+Network Holdings Limited
	+J Frankau Holdings Limited
	+*Conservation Corporation (UK) Limited
	+Getty Communications Limited
	+Fitzwilliam (Peterborough) Properties
	+Jockey Club Estates Limited
	+Racecourse Holdings Trust Limited
	+Racecourse Investments Limited
	+Hunters & Frankau Group Limited
	Getty Image Inc. (Delaware USA)
	Lindsey Morden Group Inc. (Canada)
	Lindsey Morden Limited
	+The Conservation Corporation South Africa Limited (S. Africa)
	+The Conservation Corporation International Limited (Isle of Man)
Harry Hill	Jupiter Financial Trust plc
	JFIT Securities Limited
	TM Property Services Limited
Andrew Brown	56 Denbigh Street Management Limited
	Misys Eagleye Limited
	The Children's Trust Limited
	+Hawkpoint Partners Limited
	+Hydra Associates Limited
	+Hydra Associates Financial Services Limited
	+Gartmore Investment Management plc
	+Gartmore Investment Limited
	+Gartmore Fund Managers Limited
	+Gartmore Capital Management Limited
	+Gartmore Fund Managers (Far East) Limited
	+Gartmore US Limited
	+Gartmore Money Management Limited
	+Asset Management Holdings plc
	+Axis (Global) Limited
	+Premium Central Limited
	+Capita Insurance Services Limited
	+Eastgate Connections Limited
	+Eastgate Policy Processing Limited
	+Eastgate Insurance Market Solutions Limited
	+Capita Insurance Services Group Limited
	+Scottish Amicable Investment Managers Limited
	+Scottish Amicable ISA Managers Limited
	+Scottish Amicable Unit Trust Managers Limited
	+Edinburgh Fund Managers Group plc

Director	Company/Partnership
Peter Mason	Chesnara plc Neville James Group Limited +*British American Securities Limited +State Assurance Company Limited (The) +Magnet House Properties Limited +Guardian Insurance Limited +Axa Services Limited +Guardian Insurance Services (UK) Limited +Axa General Insurance Limited +Guardian Health Limited +Guardian Eastern Insurance Company Limited +Axa Direct Insurance Limited +Guardian Assurance plc +British Equitable Assurance Company Limited +The Atlas Assurance Company Limited +Orion Personal Insurances Limited +*Caledonian Insurance Company +The Insurance Charities +Challenger Group Services (UK) Limited +Challenger Life (UK) Limited +Fair Forsikring A/S +E-L Financial Services Limited +Empire Life Insurance Company Limited
Michael Gordon	Chesnara plc Skandia Life Bankhall Investment Management Limited Bankhall Investment Finance Limited +Skandia Life Assurance (Holdings) Limited +Professional Life Assurance Company Limited +IFA Promotion Limited

* relates to directorships of companies that have been dissolved within the last five years

\+ Relates to directorships that have been resigned in the last five years.

No Director has been a director of a company which has been placed into receivership.

6.9 As at the date of this document, no Director is the subject of (a) any unspent convictions in relation to indictable offences; or (b) any public criticism by any statutory or regulatory authority (including designated professional bodies) and has never been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

6.10 As at the date of this document, no Director has ever been (a) the subject of any bankruptcy or individual voluntary arrangement; (b) save as disclosed in paragraph 6.8, a director with an executive function of a company at the time of or within the 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration or company voluntary arrangement of such company or any composition or arrangement with its creditors generally or any class of its creditors; (c) a partner in a partnership at the time of or within the 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership; (d) a partner in a partnership at the time of or within 12 months preceding any receivership of an asset of such partnership; or (e) an owner of any asset subject to receivership.

7. Directors' service agreements and remuneration

7.1 *Compensation*

The aggregate remuneration paid and benefits in kind granted to the Directors by any member of the Countrywide Assured Group during the last completed financial year, under any description whatsoever was £2,798,000 including pensions contributions of £174,000. The aggregate amount payable to the Directors by any member of the Countrywide Group under the arrangements in force at the date of this document is estimated to amount to £735,000 (excluding bonuses and incentive payments) for the year ending 31 December 2004 and, assuming that the same level of bonuses and incentive payments are paid as were paid in the year ended 31 December 2003 (being £550,000), would amount to £1,285,000.

7.2 *Service agreements and remuneration*

7.2.1 Executive Directors

The main terms on which each of the Executive Directors will be employed by Countrywide with effect from Admission are set out below (such terms having been transferred, conditional upon Admission, from Countrywide Assured Group to Countrywide by novation agreements dated 18 March 2004):

Director	Date of contract	Salary (£ per annum)	Notice period
Harry Hill	31 October 1997	£285,490	6 months
Mike Nower	31 October 1997	£159,374	6 months

The Executive Directors' benefits will include use of a fully expensed motor car for business and private purposes; medical insurance cover for themselves and their spouses and dependent children under the age of 21; membership of a permanent health insurance scheme; and cover under a directors and officers' liability-insurance policy. In addition, both Executive Directors may at the discretion of the Board receive an annual bonus (subject to achievement of certain targets to be notified to the Executive Director at the commencement of each financial year, such amount and the manner of calculation is determined by the Board). Mr Hill will be entitled to membership of the defined contribution section of a Group pension scheme and death in service benefits. Mr Nower will be entitled to certain contributions into a personal pension scheme nominated by him and death in service benefits.

The Executive Directors' service agreements with Countrywide provide for their notice periods to be modified and for the restrictive covenants contained in their service agreements not to apply in certain circumstances. The service agreements state that if, as a result of a general offer made to members of Countrywide or Countrywide Assured Group, a third party obtains control of Countrywide or Countrywide Assured Group then (a) the Executive Directors are entitled to terminate their employment on three months' notice, provided that such notice is served within one month of the third party obtaining control, and the restrictive covenants contained in the service agreements will not apply following any such termination and (b) the period of notice required to be given by Countrywide to the Executive Director to terminate their employment will, for a period of 12 months from the date of the third party obtaining control, be extended to 12 months and the restrictive covenants contained in the service agreements will not apply following any such termination.

The emoluments of the Directors of Countrywide will not be varied as a consequence of the Demerger.

7.2.2 Non-executive Directors

With effect from Admission, Christopher Sporborg, Andrew Brown, Peter Mason and Michael Gordon shall serve Countrywide as Non-executive Directors on the terms summarised below (such terms having been transferred, conditional upon Admission, from Countrywide Assured Group to Countrywide by novation agreements dated 18 March 2004 in the cases of Messrs. Brown, Mason and Gordon and a letter of appointment dated 18 March 2004 in the case of Mr. Sporborg):

Non-executive Director	Date of appointment	Annual fee
Christopher Sporborg	1 October 1998	£80,000
Michael Gordon	1 May 2002	£30,000
Peter Mason	1 November 1999	£27,500
Andrew Brown	31 March 2003	£30,000

The above appointments of Messrs. Brown, Mason and Gordon are for a term of three years and, thereafter, for a further period not exceeding three years. Christopher Sporborg's appointment is terminable on 12 months notice.

7.3 Save as disclosed in paragraphs 7.2.1 and 7.2.2, there are no existing or proposed service agreements between any Director and any member of the Countrywide Group and the Directors' existing service arrangements with members of the Countrywide Assured Group will be novated to Countrywide with effect from Admission by the agreements described in paragraphs 7.2.1 and 7.2.2.

7.4 Copies of the service agreements, novation agreements and letters of appointment referred to in paragraphs 7.2.1 and 7.2.2 will be available for inspection at the address detailed in paragraph 20 of this Part 5.

8. Proposed employee share option plans

Subject to the approval of the Countrywide Assured Group Shareholders, the Board of Countrywide by resolution will establish employee share option plans, the principal terms of which are set out below. Countrywide Shares will also be used in respect of options granted in exchange for options under the Countrywide Assured Group Share Plans. Key decisions regarding the Countrywide Share Plans will be made by the Remuneration Committee. All decisions relating to any participation of executive directors will be made by the Remuneration Committee.

8.1 *The Countrywide sharesave plan ("the Sharesave Plan")*

8.1.1 Outline

The Sharesave Plan will allow savings related share options to acquire Countrywide Shares to be granted to eligible employees. The Sharesave Plan will be approved by the Inland Revenue. The Sharesave Plan will not be pensionable.

8.1.2 Eligibility

All executive directors and employees of Countrywide and its participating subsidiaries are eligible to participate in the Sharesave Plan once they have completed a qualifying period of employment. Other employees may be invited to participate on a discretionary basis. When the Sharesave Plan is operated, all eligible employees must be invited to participate.

8.1.3 Invitations for grant of options

Invitations will generally be made within 42 days of the announcement of Countrywide's results for any period or may be made within 42 days following Admission.

8.1.4 Option price

The option price must not be less than 80 per cent. of the market value of a Countrywide Share on the Business Day before the date of invitation.

8.1.5 Savings contract

Participants are granted options over Countrywide Shares and must enter into a savings contract to save between the statutory minimum and maximum monthly savings contribution (currently £5 and £250), by deduction from salary. The number of Countrywide Shares over which the option is granted is determined by reference to the savings amount.

8.1.6 Plan limit

The number of Countrywide Shares which may be issued pursuant to rights granted in any ten year period under the Sharesave Plan and any other employee share plans established by Countrywide must not exceed 10 per cent. of the Countrywide Ordinary Share Capital from time to time. Rights to Countrywide Shares which may be issued in respect of options granted in exchange for options under the Countrywide Assured Group Share Plans will count towards this limit.

8.1.7 Exercise of options

Options can only be exercised using the proceeds of the savings contract.

Options can normally only be exercised during the six months after the maturity of the savings contract, which may run for 3, 5 or 7 years. Options may however, be exercised early if a participant dies, or his employment ends by reason of redundancy, retirement, injury, disability or as a result of the sale of the business or subsidiary in which the participant is employed or in the event of a change of control of Countrywide. If a participant's employment ends for any other reason within three years of grant, options will normally lapse.

8.1.8 Change of Control

An optionholder may exercise an option early in the event of a change of control of Countrywide.

8.1.9 Variation of share capital

Options may be adjusted if there is a bonus issue, rights issue, subdivision, consolidation or other variation of Countrywide share capital.

8.1.10 Amendments

The rules of the Sharesave Plan may be amended by the Directors. However the basic structure of the Sharesave Plan, including the eligibility provisions, the limit on the number of shares which may be issued under it, the individual limits, the basis for determining optionholder's entitlement to shares and the provisions for adjustment of options in the event of a variation in Countrywide's share capital, cannot be altered to the advantage of participants without prior shareholder approval. Such approval is not required for minor amendments to benefit the administration of the Sharesave Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Sharesave Plan or any member of the Countrywide Group. Certain amendments involving key features of the Sharesave Plan are subject to the prior approval of the Inland Revenue while the Sharesave Plan retains its approved status.

8.2 *The Countrywide discretionary share option plans (the "Option Plans")*

8.2.1 Outline

The Option Plans will allow options to acquire Countrywide Shares to be granted to eligible employees. It is intended that Countrywide will operate an Inland Revenue approved company share option plan (the "Approved Option Plan") and an unapproved discretionary share option plan (the "Unapproved Option Plan"). Options under the Option Plans will not be pensionable.

8.2.2 Eligibility

Options may be granted to any person who is an executive director or employee of a company within the Countrywide Group. Participants may be selected on a discretionary basis.

8.2.3 Grant of options

Options may be granted within 42 days of the announcement of Countrywide's results for any period or within 42 days following Admission. Also options may be granted within a period of 28 days from an employee joining the Countrywide Group, or at other times if in the opinion of the Remuneration Committee, the circumstances are exceptional.

8.2.4 Option price

The option price must not be less than the market value of a Countrywide Share on the Business Day before the date of grant.

8.2.5 Individual limits

The maximum value of the Countrywide Shares over which options may be granted to an employee in any year is equivalent to twice the participant's annual salary, other than in exceptional circumstances.

No eligible employee may hold options under the Approved Option Plan with an aggregate option price in excess of £30,000 (or any other applicable statutory limit) granted under the Approved Option Plan or under any other Inland Revenue approved company share option plans established by Countrywide or any associated company.

8.2.6 Plan limits

The number of Countrywide Shares which may be issued pursuant to rights granted in any ten year period under the Option Plans and any other employee share plans established by Countrywide must not exceed 10 per cent. of the Countrywide Ordinary Share Capital from time to time. Rights to Countrywide Shares which may be issued in respect of options granted in

exchange for options under the Countrywide Assured Group Share Plans will count towards this limit.

8.2.7 Exercise of options

Options generally become exercisable on the third anniversary of the date of grant subject to the satisfaction of performance conditions, and may remain exercisable until ten years after the date of the grant.

However, early exercise is permitted if an option holder dies or his employment ends by reason of injury or disability, redundancy, retirement or as a result of the sale of the business or subsidiary by which the optionholder is employed. The number of Countrywide Shares in respect of which an option may be exercised may be adjusted to reflect the proportion of the performance period that has elapsed and the likelihood of the performance target being met, judged by the Remuneration Committee.

8.2.8 Change of control, corporate events

An option holder may exercise an option early in the event of a change of control of Countrywide. Early exercise may be permitted in advance of a demerger or reorganisation if optionholders would otherwise be substantially prejudiced. The number of Countrywide Shares in respect of which an option may be exercised may be adjusted to reflect the proportion of the performance period that has elapsed and the likelihood of the performance target being met, judged by the Remuneration Committee.

8.2.9 Variation of share capital

Options may be adjusted if there is a bonus issue, rights issue, sub-division consolidation or other variation of Countrywide's share capital.

8.2.10 Amendments

The Directors may amend the rules of the Option Plans. However, the basic structure of the Option Plans, including the eligibility provisions, the limits on the number of Countrywide Shares which may be issued under them, the individual limits, the basis for determining optionholders' entitlements to shares and the provisions for adjustment of options in the event of a variation in Countrywide's Ordinary Share Capital, cannot be altered to the advantage of participants without prior shareholder approval. Such approval is not required for minor amendments to benefit to administration of the Option Plans, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Option Plans or any member of the Countrywide Group.

Certain amendments involving key features of the Approved Option Plan are subject to the prior approval of the Inland Revenue while the Approved Option Plan retains its approved status.

8.2.11 Performance targets

The exercise of options under the Option Plans will be conditional on meeting a performance target set by the Remuneration Committee.

9. **Subsidiaries and associated undertakings**

9.1 Following the Demerger, Countrywide will be the holding company of the Countrywide Group, the principal activities of which relate to residential estate agency and professional property services and related financial services. Except as noted otherwise below Countrywide will have the following operating subsidiary undertakings all of which are private limited companies, incorporated in England and Wales. Except as otherwise noted below all such subsidiaries will be wholly owned by Countrywide immediately following the Demerger and will operate in their country of incorporation:

Name of subsidiary and registered office	*Date of incorporation*	*Principal activity*	*Issued capital (fully paid)*
Countrywide Assured Group[1] Countrywide House Perry Way Witham Essex CM8 3SX	01.08.84	Holding company of estate agency and professional property services	329,442,065 ordinary shares of 5 pence each
Countrywide Estate Agents (unlimited company) Countrywide House Perry Way Witham Essex CM8 3SX	27.01.1964	Residential estate agency	60,000,000 ordinary shares of £1 each
Countrywide Assured Financial Services Limited Sovereign House Hockliffe Street Leighton Buzzard Bedfordshire LU7 1GT	28.11.1972	Selling mortgage related life assurance, brokerage of mortgages and general insurance products	10,000 ordinary shares of £1 each
Countrywide Assured Insurance Services Limited Sovereign House Hockliffe Street Leighton Buzzard Bedfordshire LU7 1GT	17.03.1983	General insurance services	10,000 ordinary shares of £1 each
Countrywide Assured Mortgage Services plc Sovereign House Hockliffe Street Leighton Buzzard Bedfordshire LU7 1GT	02.07.1986	Arrangement of mortgage finance	50,000 ordinary shares of £1 each
Countrywide Surveyors Limited Market House Market Square Stony Stratford Milton Keynes MK11 1BE	04.11.1985	Survey and valuations, planning and development	500,000 ordinary shares of £1 each
Countrywide Surveyors (1994) (unlimited company) Market House Market Square Stony Stratford Milton Keynes MK11 1BE	10.02.1992	Survey and valuations, planning and development	£1,000,007 comprising 1,000,003 ordinary shares of £1 each, 2 ordinary B shares of £1 each and 2 ordinary C shares of £1 each

Name of subsidiary and registered office	*Date of incorporation*	*Principal activity*	*Issued capital (fully paid)*
Countrywide Property Lawyers Limited Fifth Floor Crown House Crown Square Woking Surrey GU21 1XW	23.10.1986	Residential conveyancing services	£5,650,000 comprising 50,000 ordinary shares of £1 each and 5,600,000 preference shares of £1 each
Countrywide Lending Solutions Limited Sovereign House Hockliffe Street Leighton Buzzard Bedfordshire	26.04.2001	Mortgage broking for Buy-to-Let, Self Certification and Adverse (Credit Impaired) clients	2 ordinary shares of £1 each
Countrywide Assured Franchising Limited Century House Rosemount Avenue West Byfleet Surrey KT14 6LB	26.06.1999	Estate agency and related services franchises under the Countrywide and Bairstow Eves brands	2 ordinary shares of £1 each
CAG Overseas Investments Limited[2] Countrywide House Perry Way Witham Essex CM8 3SX	10.09.2002	Holding Company	2 ordinary shares of £1 each and 2,256,750 Preference shares of 1 Euro each
Countrywide Property Overseas Spain SL 10-14 Centro Commercial Atenea. Ctra. de Câdiz Km. 168. 29680 Estepona-Málaga España[2]	22.01.03	Spanish estate agency under the H_20 Homes Overseas Countrywide brand	€3,006 divided into 3,006 shares of €1 each

1 To be re-registered as a private company following the Scheme Effective Time.
2 Operates in Spain

9.2 Under the terms of the Separation and Transitional Services Agreement referred to in paragraph 13.4 below, Countrywide Group will cease to use the word "Assured" in the name of any member of the Countrywide Group within 12 months of the Demerger.

9.3 No person had options over shares in subsidiaries of the Company, as at 17 March 2004 (being the latest practicable date prior to the publication of this document).

10. Significant changes

There has been no significant change in the financial or trading position of the Group since 31 December 2003, the date to which the Group prepared its last audited accounts, as set out in Part 2 of this document.

Since its incorporation on 29 October 2003, Countrywide has not traded, nor has there been any significant change in its financial or trading position.

11. Principal establishments

There are no establishments owned or occupied by the Countrywide Group that individually account for more than 10 per cent. of the net turnover or production of the Countrywide Group.

The Company's properties generally consist of estate agency branches and registered offices throughout the UK, the majority of which are held on short or medium term leases.

12. Litigation

Neither the Company nor any member of the Group is or has been involved in any legal or arbitration proceedings, which may have, or have had within the previous 12 months, a significant effect on the Countrywide Group's financial position nor, so far as any member of the Group are aware, are any such proceedings pending or threatened by or against Countrywide or any member of the Group.

13. Material contracts

The following contracts (not being contracts entered into in the ordinary course of business) which are or may be material to the Group have been entered into by members of the Group either (a) within the two years immediately preceding the date of this document or (b) are contracts that contain provisions under which any member of the Group has any entitlement or obligation that is material to the Group, as at the date of this document. To the extent that these agreements include representations, warranties and indemnities, such provisions are considered standard in an agreement of that nature, save to the extent identified below:

13.1 Life Business Transfer Agreement

Under the Life Business Transfer Agreement, which will be entered into between Countrywide Assured Group and Countrywide after the Scheme Effective Date, when Countrywide has become the holding company of Countrywide Assured Group, Countrywide Assured Group will transfer at market value the Life Business to Countrywide. The consideration payable will be left outstanding on inter-company loan account between Countrywide Assured Group and Countrywide.

Under the Life Business Transfer Agreement, Countrywide Assured Group will give no warranties other than as to ownership of the Life Business and the shares in the companies being demerged.

13.2 Demerger Agreement

The Demerger Agreement will be entered into between Chesnara and Countrywide after the Life Business Transfer. Countrywide will, subject to the satisfaction of certain conditions, agree to transfer on the Demerger Date the Life Business to Chesnara in consideration for which Chesnara will allot and issue, credited as fully paid, Chesnara Shares to Countrywide Shareholders. Each Shareholder on the register of members of Countrywide at the Demerger Record Time (other than the Countrywide Subscribers, to whom special provisions may need to apply), will receive 1 Chesnara Share for every 1 Countrywide Share it holds at that time. Shareholders will not be required to make any payment for the Chesnara Shares.

Under the Demerger Agreement, Countrywide will give no warranties other than as to ownership of the Life Business.

13.3 Facility agreement/banking documentation

On 9 March 2004, Countrywide entered into the Facility Agreement. The facility provided under the Facility Agreement has been made available to Countrywide for a period of up to three years for the purpose of the Return of Capital, payment of the 2003 Final Dividend and general corporate purposes. Interest is payable at the applicable London interbank offered rate for sterling for the relevant interest period plus a margin of between 0.75 per cent. and 1.35 per cent. linked to the ratio that consolidated net debt bears to the consolidated earnings before interest, taxation, depreciation and amortisation of the Countrywide Group plus mandatory additional costs.

Under the terms and conditions of the Facility Agreement, subsidiaries of Countrywide which, in aggregate, account from time to time for at least 90 per cent. of each of profits before interest and tax, turnover and gross assets of the Group, are to act as joint and several guarantors of the performance of all of Countrywide's payment obligations under the Facility Agreement. In order to fulfil this condition, Countrywide Assured Group, Countrywide Estate Agents, Countrywide Assured Financial Services Limited, Countrywide Assured Insurance Services Limited, Countrywide Surveyors Limited and Countrywide Property Lawyers Limited will accede as guarantors under the Facility Agreement upon or after the Scheme Effective Time.

The Facility Agreement contains financial covenants, including a ratio of consolidated earnings before interest, taxation and amortisation to consolidated finance costs, a ratio of consolidated net debt to consolidated earnings before interest, taxation, depreciation and amortisation and a ratio of consolidated earnings before interest, taxation and amortisation (before rental and operational lease

charges) to the aggregate of consolidated finance costs and rental and operational lease charges in each case of Countrywide Group, all as more particularly set out in the Facility Agreement.

The Facility Agreement also contains representations and warranties, undertakings given by Countrywide and the acceding guarantors, events of default, mandatory prepayment provisions upon a change of control which are customary for credit arrangements of this type, all as more particularly set out in the Facility Agreement.

The availability of the facility provided under the Facility Agreement is conditional upon the satisfaction of conditions precedent, the principal outstanding conditions being the accession of the guarantors referred to above (following the satisfaction of the requirements of the Companies Act in relation to financial assistance, the delisting of Countrywide Assured Group and the conversion to a private limited company of Countrywide Assured Group, together with adoption of appropriate amendments to its articles of association and those of certain other of the acceding guarantors). Conditions precedent also include provisions which relate to the Demerger becoming effective, satisfaction with the order made following the Court Hearing and no event of default or potential event of default having occurred under the Facility Agreement.

13.4 **Separation and transitional services agreement**

Chesnara and Countrywide will enter into a separation and transitional services agreement to take effect from the Demerger Date. This agreement deals with a number of administrative arrangements between the Chesnara Group and the Countrywide Group following the Demerger in relation to property, tax, information technology, intellectual property (including trade names), access to information for audit and other purposes, share schemes, pensions and various other matters.

This agreement contains an indemnity from Chesnara in favour of Countrywide in respect of guarantees entered into by the Countrywide Assured Group relating to Harbour House, Portway, Preston occupied by the Chesnara Group companies and reciprocal tax indemnities in respect of certain past and future tax liabilities of the Countrywide Group and the Chesnara Group which may arise following the Demerger in respect of which the liabilities of each party are unlimited.

As soon as reasonably practicable after Demerger, the Countrywide Group will cease to use the word "Assured" in the name of any Countrywide Group company or any trading name of a Countrywide Group company. In addition, Countrywide will be allowed a period of up to 12 months in which to revise literature and other items which contain the word "Assured".

This agreement will provide that neither party shall, for a period of three years following the Demerger date, engage in any campaign systematically induce, solicit or entice any customer to surrender, terminate, rescind or suspend payment to any product where it was arranged or introduced by the other party.

The material terms of the agreement have been agreed between the parties. However, non material terms of this agreement will continue to be negotiated between the parties up to the time of the Demerger.

Once finalised, a copy of this agreement will be available for inspection at the address in paragraph 20 of this Part 5 during normal business hours on any weekday, public holidays excepted, prior to the Scheme Effective Time.

13.5 **Distribution agreement with Friends Provident**

A distribution agreement was entered into between Countrywide Assured Financial Services Limited ("Countrywide FS"), Friends Provident Life and Pensions Limited ("Friends Provident LP") and Countrywide Assured Group on 21 August 2002 (the "Distribution Agreement"). Under the terms of the Distribution Agreement, Countrywide FS was appointed by Friends Provident LP (an authorised person permitted to provide contracts of long-term insurance under the Financial Services and Markets Act 2000 and associated subordinated legislation) to distribute certain contracts of long-term insurance which constitute "pure protection contracts" (as defined in the Financial Services Authority's Handbook of Rules and Guidance) for an initial term of 15 years. Provision was also made in the Distribution Agreement for the addition of further investment and savings products underwritten, issued or managed by a Friends Provident group company to the list of products distributed by Countrywide FS.

The consideration paid by Friends Provident LP to Countrywide FS was £25 million on completion of the Distribution Agreement, together with commission payable on the sale of each Life Product (as defined in the Distribution Agreement) and further commission to be calculated on a performance-related basis.

Countrywide Assured Group guarantees the due and punctual performance of the repayment obligations of Countrywide FS under the commission clawback provisions of the Distribution Agreement.

13.7 **Acquisition of estate agents from Friends Provident**

An agreement dated 21 August 2002 was entered into between (1) Friends Provident Investments Holdings Limited ("Friends Provident IH"), (2) Countrywide Assured Group, (3) Friends Provident Life and Pensions Limited and (4) Friends Provident plc (the "Friends Provident Sale Agreement"). Friends Provident IH agreed the sale of the entire issued share capital of Friends Provident Estate Agencies Limited ("Friends Provident EA") to Countrywide Assured Group for the sum of £21,250,000 plus a balancing payment to be ascertained on calculation of the net asset value of Friends Provident EA, to be determined in accordance with completion accounts.

In addition to the usual warranties provided by Friends Provident IH, warranties were also given by Countrywide Assured Group as to its capacity to enter into and perform its obligations under the agreement. Countrywide Assured Group also gave undertakings to Friends Provident IH, in particular to obtain the release of Friends Provident IH from any undertakings and guarantees entered into for the benefit of Friends Provident EA and, until such release is obtained, to indemnify Friends Provident IH against any costs, claims and liabilities arising under any such guarantees or indemnities following completion of the acquisition of Friends Provident EA.

The Friends Provident Sale Agreement contains indemnities in favour of Countrywide Assured Group (subject to usual restrictions) in respect of any losses suffered by Countrywide Assured Group or the companies acquired under the Friends Provident Sale Agreement arising in connection with the sale of insurance and financial products and services or in the conduct of businesses as (i) insurance brokers, agents or mortgage and financial advisers and (ii) as estate agents, surveyors, valuers, auctioneers, letting agents and related services. There are also indemnities in respect of return, repayment or clawback of commission paid or accrued due to Friends Provident EA or Friends Provident Estate Agency Financial Services Limited prior to 21 August 2002 of any insurance or financial products save where expressly provided and in respect of leasehold premises at 22/24 Park Street, Camberley, Surrey. The Friends Provident Sale Agreement also includes an undertaking by Friends Provident EA to pay to Countrywide Assured Group all contribution costs and liabilities, in respect of the Fulfords Staff Pension Scheme which was retained by the Friends Provident Group.

The obligations of Friends Provident IH under the Friends Provident Sale Agreement are guaranteed by Friends Provident Life and Pensions Limited.

13.8 **Deed relating to the Countrywide Assured Group pension scheme**

A deed relating to the Countrywide Assured Group pension scheme dated 18 March 2004 between Countrywide Assured Group, Countrywide Assured Services Limited, Chesnara and Colin Finch, Michael Charles Nower, Derek George Smith, Stephen Geoffrey Collins and Conrad Foley (the "Trustees") pursuant to which the parties have agreed that Chesnara and Countrywide Assured Services Limited shall have no liability to the Trustees and the pension scheme under section 75 of the Pensions Act 1995 by virtue of their participation in the Scheme subject, in the case of Countrywide Services Limited, to payment of £398,000 to the Trustees. Countrywide Assured Group and the Trustees also give permission in the deed for Chesnara to participate in the Countrywide Assured Group Pension Scheme for a period of 12 months following Demerger.

13.9 Save as described in paragraphs 13.1 to 13.8 above, no other contract (not being a contract entered into in the ordinary course of business) has been entered into by members of the Countrywide Group within two years immediately preceding the date of this document or contains any provision under which any member of the Countrywide Group has any obligation or entitlement which is material to the Countrywide Group at the date of this document.

14. Principal investments

There are no principal investments being or anticipated to be made by any member of the Countrywide Group.

15. Pensions

15.1 Countrywide Assured Group operates an exempt approved occupational pension scheme with two sections; one providing benefits on a defined benefit basis; one providing benefits on a defined contribution basis.

15.2 The pension cost charge for the Group's defined contribution pension arrangements represents contributions payable by the Group and amounted to £3,398,718 (2002: £3,756,000). There were no outstanding or prepaid contributions at the year end.

15.3 The pension cost of the defined benefit section of the Scheme was £1,218,000 (2002: £1,170,000). The pension cost relating to this section is assessed in accordance with the advice of an independent qualified actuary using the projected unit method. A full actuarial assessment of the section was carried out at 5 April 2003 which showed a deficit in the defined benefit section of £21,162,000. This has been updated by a qualified independent actuary, taking into account actual investment returns achieved, contributions and benefits paid over the period, and the closure of the scheme to future accrual, giving an estimated deficit at 31 December 2003 of £13,715,000.

15.3 The defined benefit section was closed to new members on 31 December 2003 and ceased to accrue benefits with effect from 31 December 2003.

15.4 In addition, Countrywide Assured Group operates a stakeholder scheme for employees who are not members of the occupational scheme. The Company will not contribute to the stakeholder scheme.

15.5 Countrywide Assured Group has entered into the deed referred to at paragraph 13.8 above relating to the participation of the Chesnara Group employees in the Countrywide Assured Group pension scheme, conditional on the demerger for a period of 12 months following the Demerger.

16. Information on the CREST settlement system

16.1 CREST, the computerised paperless system for settlement of securities transactions in the London and Irish securities markets, commenced operations in July 1996 and almost all listed companies have now joined CREST.

16.2 The Uncertified Securities Regulations 2001 (or CREST Regulations) provide for the transfer of shares in the UK without stock transfer forms and the evidencing of title to shares without share certificates through a computer-based system and procedures, defined in the CREST Regulations as a "relevant system". CREST is the first relevant system and is operated by CRESTCo Limited.

16.3 Shareholders will be able to hold eligible shares in uncertificated form in an account on the CREST system or to continue to hold them in the physical form of certificates. Each Shareholder will be able to chose whether or not to convert his eligible shares into uncertificated form and the Registrars will continue to register written instruments of transfer and issue share certificates in respect of Countrywide Shares held in certificated form.

16.4 The Countrywide Shares will be eligible to join CREST with effect from Admission.

17. Working capital

Countrywide is of the opinion that, assuming the Proposals become effective, the Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

18. Consents

18.1 KPMG Audit Plc has given and not withdrawn its written consent to the inclusion in this document of its reports and its letter and references thereto and to its name in the form and context in which they appear and has authorised the contents of its reports and letter for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

18.2 Hawkpoint has given and not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

18.3 HSBC Bank plc has given and not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

19. Miscellaneous

19.1 The total costs and expenses of, or incidental to, the Proposals are estimated at £10 million (exclusive of recoverable VAT), of which approximately £3.7 million (exclusive of recoverable VAT) are accounted for by financial intermediaries. All the costs relating to the Proposals will be borne by the Countrywide Group.

19.2 The financial information relating to the Countrywide Group set out in this document does not comprise statutory accounts as referred to in section 240 of the Companies Act. Countrywide was incorporated on 29 October 2003 and has not been required to prepare statutory accounts since its incorporation; its first set of statutory accounts will be for the period ending 31 December 2004.

19.3 The auditors of Countrywide plc are KPMG Audit plc, whose address is 8 Salisbury Square, London EC4Y 8BB. KPMG Audit Plc have audited the financial statements of Countrywide Assured Group and its subsidiary undertakings for the three years ending 31 December 2003 and will audit the consolidated financial statements of Countrywide for the year ending 31 December 2004 onwards.

19.4 Statutory accounts for Countrywide Assured Group and its subsidiary undertakings for each of the two years ended 31 December 2001 and 2002 have been delivered to the Registrar of Companies in England and Wales. The auditors of Countrywide Assured Group and its subsidiary undertakings have made reports under section 235 of the Companies Act in respect of these statutory accounts and each such report was an unqualified report and did not contain a statement under section 237(2) of the Companies Act.

20. Documents available for inspection

Copies of the following documents will be available for inspection at the registered office of Countrywide and at the offices of Pinsents, Dashwood House, 69 Old Broad Street, London EC2M 1NR during normal business hours on any weekday, public holidays excepted, for 14 days from the date of this document or until the close of business on the date on which the Scheme is sanctioned by the Court, whichever is the later:

(a) the Memorandum and Articles of Association of Countrywide;

(b) the audited consolidated accounts of Countrywide Assured Group for the three financial years ended 31 December 2003;

(c) the Accountants' Reports, statement of adjustments and the letters from KPMG Audit Plc set out in Part 2;

(d) the Directors' service contracts, letters of appointment and novation agreements referred to in paragraphs 7.2.1 and 7.2.2 of this Part 5;

(e) the rules of the Countrywide Share Plans referred to in paragraph 8 of this Part 5;

(f) the material contracts referred to in paragraph 13 of this Part 5 and the agreed form of Demerger Agreement referred to in paragraph 13.2 of this Part 5;

(g) the letters of consent referred to in paragraph 18 of this Part 5;

(h) the Chesnara listing particulars;

(i) the Circular; and

(j) this document.

Dated 18 March 2004

Definitions

The following definitions shall apply to other words and phrases used in this document except where the context requires otherwise.

"Accountants' Report"	the report prepared by KPMG Audit plc relating to Countrywide Assured Group plc;
"Act" or "Companies Act"	the Companies Act 1985 as amended;
"Admission and Disclosure Standards" "Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards and dated April 2002 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities;
"Admission", "Introduction" or "Listing"	Admission of the Countrywide Shares to (i) the Official List and (ii) trading on the London Stock Exchange's markets for listed securities becoming effective in accordance with. respectively, the Listing Rules and the Admission and Disclosure Standards;
"Articles"	the Articles of Association of the Company which are to be adopted prior to the Scheme becoming effective;
"Board" or "Directors"	the directors of Countrywide whose names are set out on page 5 of this document;
"Business Day"	a day (excluding Saturday or Sunday or public holidays in England and Wales) on which banks generally are open for business in the City of London for the transaction of normal banking business;
"Chesnara"	Chesnara plc, incorporated and registered in England and Wales under the Companies Act with registered number 4947166, the parent company of the Life Business following the Demerger becoming effective;
"Chesnara Group"	Chesnara and those entities (including the Life Business) which, following completion of the Demerger, become its subsidiaries and subsidiary undertakings;
"Chesnara Management Incentive Plan"	the cash-based performance incentive plan for Chesnara directors and senior management as described in the Chesnara Listing Particulars;
"Chesnara Shareholders"	holders of Chesnara Shares;
"Chesnara Shares"	the ordinary shares in Chesnara having, prior to the Chesnara Share Consolidation, a nominal value of 2.5 pence and, following the Chesnara Share Consolidation, a nominal value of 5 pence each in the share capital of Chesnara;
"Chesnara Share Consolidation"	the proposed consolidation of Chesnara Shares on a 1 for 2 basis, to be approved by an extraordinary general meeting of Chesnara to be held prior to the Demerger Effective Time and to be effected after the Demerger Effective Time but prior to the Admission of the Chesnara Shares;
"Chesnara Share Plans"	the Chesnara Sharesave Plan, the Chesnara Discretionary Option Plans and the Chesnara Management Incentive Plan;
"Circular"	the circular sent to Countrywide Assured Group Shareholders dated 18 March 2004 which contains details of the Proposals;
"Combined Code"	the principles of good governance and code of best practice derived by the Committee on Corporate Governance from the Committee's Final Report and from the Cadbury and Greenbury Reports;

"Companies Act"	the Companies Act 1985, as amended;
"Countrywide" or "the Company"	Countrywide plc a company incorporated and registered in England and Wales under the Companies Act with registered number 4947152 and the parent company of the Countrywide Group following the Scheme becoming effective;
"Countrywide Assured Group"	Countrywide Assured Group plc a company incorporated and registered in England and Wales under the Companies Act with registered number 1837522;
"Countrywide Assured Group Shareholders"	holders of Countrywide Assured Group Shares;
"Countrywide Assured Group Share Plans"	each of the EDIS, the EDIS 1996, the ESBS, the ESOS, the ESOS 1995, the ESOS 1996 and the SAYE Scheme;
"Countrywide Assured Group Shares"	the ordinary shares with a nominal value of 5p each in the capital of Countrywide Assured Group;
"Countrywide Group"	Countrywide and its subsidiary undertakings (following the Scheme becoming effective);
"Countrywide Ordinary Share Capital"	the aggregate of the issued Countrywide Shares;
"Countrywide Share Consolidation"	the proposed consolidation of Countrywide Shares on a 1 for 2 basis, to be approved by an extraordinary general meeting of Countrywide to be held prior to the Scheme Effective Time and to be effected after the Scheme Effective Time but prior to the hearing by the Court of the Reduction of Capital petition;
"Countrywide Share Plans"	the Sharesave Plan and the Option Plans details of which are set out in paragraph 8 of Part 5;
"Countrywide Shares"	the ordinary shares in the capital of Countrywide with, initially, a nominal value of 1 pence each and subsequently, a nominal value which will be determined in accordance with paragraph 3 of Part 5;
"Countrywide Shareholders" or "Shareholders"	holders of Countrywide Shares;
"Countrywide Subscribers"	two partners of Pinsents, Solicitors to Countrywide;
"Court"	the High Court of Justice in England and Wales;
"Court Hearing"	the hearing of the petition to sanction the Scheme;
"CREST"	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Uncertificated Securities Regulations;
"CRESTCo"	CRESTCo Limited, the operator of CREST;
"CREST Shareholders"	Shareholders holding in uncertificated form in CREST;
"Daily Official List"	the Stock Exchange Daily Official List published by the London Stock Exchange;
"Demerger"	the proposed transfer of the Life Business from the Company to Chesnara, to be effected by the Reduction of Capital, as described in Part 4 of this document;
"Demerger Agreement"	the demerger agreement between Countrywide and Chesnara in the agreed form proposed to be entered into on the Demerger Date;
"Demerger Date"	the date on which the Demerger becomes effective, expected to be 25 May 2004;

"Demerger Effective Time"	the time at which the Demerger becomes effective, expected to be immediately before 8.00 a.m. on 25 May 2004;
"Demerger Record Time"	6.00 a.m. (London time) on the day as which the Reduction of Capital becomes effective, currently expected to be 25 May 2004;
"EDIS"	the Countrywide Assured Group Executive Deferred Incentive Scheme;
"EDIS 1996"	the Countrywide Assured Group Executive Deferred Incentive Scheme (1996);
"EGM" or "Extraordinary General Meeting"	an extraordinary general meeting of Countrywide Assured Group, notice of which is set out in the Circular and any adjournment of that meeting;
"ESBS"	the Countrywide Assured Group Executive Share Bonus Scheme;
"ESOS"	the Countrywide Assured Group Executive Share Option Scheme;
"ESOS 1995"	the Countrywide Assured Group Executive Share Option Scheme (1995);
"ESOS 1996"	the Countrywide Assured Group Executive Share Option Scheme (1996);
"Executive Directors"	the executive directors of the Board. Upon Admission, the Executive Directors, will be those directors referred to as such in paragraph 5 of Part 5 of this document;
"Facility Agreement"	a facility agreement for a revolving credit facility in an amount up to £100,000,000 with HSBC Bank plc, Lloyds TSB Bank plc (acting through its division, Lloyds TSB Capital Markets) and The Royal Bank of Scotland plc as mandated joint lead arrangers, Lloyds TSB Bank plc (acting through its division, Lloyds TSB Capital Markets) as agent and HSBC Bank plc, Lloyds TSB Bank plc and The Royal Bank of Scotland plc as lenders;
"Group"	Countrywide Assured Group (or following the Scheme becoming effective, Countrywide) and its subsidiary undertakings and excluding Countrywide Assured Life Holdings Limited and its subsidiary undertakings;
"Hawkpoint"	Hawkpoint Partners Limited;
"Holder"	a registered holder and includes any person(s) entitled by transmission;
"Home Information Packs"	property vendor information packs originally proposed by The Homes Bill 2000 and expected to be introduced into the UK by 2007;
"Life Business"	the Life assurance activities of the Group undertaken by Countrywide Assured Life Holdings Limited;
"Life Business Transfer Agreement"	the transfer agreement relating to the transfer of the Life Business to the Company, as described in paragraph 13.1 of Part 5 of this document;
"Listing Rules"	the rules and regulations made by the UK Listing Authority pursuant to section 74 of the Financial Services and Markets Act 2000;
"London Stock Exchange"	the London Stock Exchange plc or any registered investment exchange for the purposes of the Financial Services and Markets Act 2000 which may take over the function of the London Stock Exchange plc;
"Memorandum"	the memorandum of association of Countrywide to be adopted prior to the Scheme becoming effective;
"Non-life Business"	all the activities of the Group excluding the Life Business;

"Official List"	the Official List of the UK Listing Authority;
"Optionholders"	holders of options to acquire ordinary shares under the Countrywide Assured Group Share Plans;
"Overseas Shareholders"	Countrywide Assured Group Shareholders resident in, or citizens of, jurisdictions outside of the UK;
"Proposals"	the Scheme, the Return of Capital, the Share Consolidation, the Demerger, the Chesnara Management Performance Incentive Plan, the Countrywide Share Plans, the Chesnara Share Plans and, where the context so requires, the 2003 Final Dividend;
"Reduction of Capital"	the proposed reduction of capital of Countrywide under section 135 of the Companies Act 1985, a summary of which is set out in Part 4 of this document;
"Registrar of Companies"	the registrar of companies in England and Wales;
"Remuneration Committee"	the remuneration committee of the Board;
"Return of Capital"	the proposed return of capital of 25.8 pence per Countrywide Assured Group Share by Countrywide Assured Group to Countrywide Assured Group Shareholders pursuant to the Scheme;
"SAYE Scheme"	the Countrywide Assured Group Savings Related Share Option Scheme (1996);
"Scheme Effective Time"	the time of which the Scheme becomes effective in accordance with its terms, expected to be shortly after 4.30 pm on 21 May 2004;
"Scheme" or "Scheme of Arrangement"	the scheme of arrangement under section 425 of the Companies Act, as set out in the Circular, in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;
"Scheme Record Time"	4.30 p.m. on the day on which the Scheme is expected to become effective (expected to be 21 May 2004);
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the Financial Services and Markets Act 2000;
"uncertificated" or "in uncertificated form"	when used in relation to shares, recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Uncertified Securities Regulations. may be transferred by means of CREST;
"Uncertificated Securities Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) as amended from time to time;
"US"	the United States of America;
"US Securities Act"	the United States Securities Act of 1933, as amended; and
"2003 Final Dividend"	the dividend of 4.75 pence per Countrywide Assured Group Share proposed to be paid by Countrywide Assured Group, in respect of the financial year ended 31 December 2003, to Countrywide Assured Group Shareholders who appear on the register of members of Countrywide Assured Group at 4.30 p.m. on 21 May 2004.

Printed by greenaways, a member of the ormolu group. T146627

1.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PART 2 OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985. If you are in any doubt as to the action you should take, you should seek your own personal financial advice immediately from your stockbroker, bank, solicitor, accountant, fund manager or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Existing Ordinary Shares, please send this document and the other enclosed documents at once to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

This document should be read as a whole, in conjunction with the accompanying documents including the Listing Particulars and the Forms of Proxy. Copies of the Listing Particulars have been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of the Financial Services and Markets Act 2000 and are available free of charge at the address of the registered office of Countrywide Assured Group plc as set out in paragraph 17 of Part 2 of this document or from the offices of Pinsents at Dashwood House, 69 Old Broad Street, London EC2M 1NR.

Countrywide Assured Group plc

(Incorporated and registered in England and Wales under the Companies Act 1985, registered number 1837522)

Recommended proposals (including a scheme of arrangement under section 425 of the Companies Act 1985) for the demerger of the life assurance business and for a return of capital to Shareholders

Meetings of Shareholders to consider the Proposals will be held at the offices of Pinsents at 1 Gresham Street, London EC2V 7BU on 28 April 2004. The Court Meeting will start at 10.20 a.m. on that date (or as soon thereafter as the Annual General Meeting concludes or is adjourned) and the Extraordinary General Meeting will start at 10.30 a.m. (or as soon thereafter as the Court Meeting concludes or is adjourned). Your Board is unanimously recommending you to vote in favour of the Proposals. You should complete, sign and return your Forms of Proxy for each of the Court Meeting and the EGM to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible but in any event to arrive not later than the times specified on page 3 of this document.

Application has been made to the UK Listing Authority for the New Ordinary Shares and the Chesnara Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that dealings in the Existing Ordinary Shares will continue until the close of business on 21 May 2004 and that Admission of the New Ordinary Shares and the Chesnara Shares will become effective and that unconditional dealings in them will commence on 25 May 2004. No application is currently intended to be made for the New Ordinary Shares or the Chesnara Shares to be admitted to listing or dealing on any other exchange.

Hawkpoint Partners Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Countrywide Assured Group plc and as sponsor to Countrywide plc and Chesnara plc, and for no-one else in connection with the Proposals and will not be responsible to any other person for providing the protections afforded to its customers or for providing advice in relation to the Proposals or the contents of this document.

This document does not constitute an offer to sell or the solicitation of an offer to buy any security. None of the securities referred to in this document shall be sold, issued or transferred in any jurisdiction in contravention of any applicable law.

Securities may not be offered or sold in the United States unless they are registered under the US Securities Act or are exempt from such registration requirements. Any securities issued pursuant to the Scheme have not been and will not be registered under the US Securities Act but will be issued in reliance on the exemption provided by section 3(a)(10) thereof.

Shareholders of Countrywide Assured Group plc who are or will be "affiliates" of Countrywide Assured Group plc prior to, or of Countrywide plc or Chesnara plc after, 25 May 2004 will be subject to certain US transfer restrictions relating to the New Ordinary Shares and the Chesnara Shares received pursuant to the Proposals.

The New Ordinary Shares and the Chesnara Shares have neither been approved nor disapproved by the US Securities and Exchange Commission nor has such Commission or any US state securities commission passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2004
Latest time for receipt of BLUE Form of Proxy for the Court Meeting (i)	10.20 a.m. on 26 April
Latest time for receipt of GREEN Form of Proxy for the EGM	10.30 a.m. on 26 April
Voting record time for the Court Meeting (ii)	6.00 p.m. on 26 April
Voting record time for the EGM (ii)	6.00 p.m. on 26 April
Annual General Meeting	10.00 a.m. on 28 April
Court Meeting (iii)	10.20 a.m. on 28 April
EGM (iv)	10.30 a.m. on 28 April
Court hearing of the petition to sanction the Scheme	18 May
Court hearing of the petition to confirm the reduction of capital of Countrywide Assured Group provided for under the Scheme (v)	20 May
Last day of dealings in Existing Ordinary Shares (v)	21 May
Scheme Record Time and record date for 2003 Final Dividend (v)	4.30 p.m. on 21 May
Effective Date of the Scheme (v)	21 May
Court hearing of the petition to confirm the Reduction of Capital (vi)	24 May
Reduction of Capital occurs and Demerger is completed (vii)	25 May
Dealings in New Ordinary Shares and Chesnara Shares commence on the London Stock Exchange (vii)	8.00 a.m. on 25 May
Crediting of New Ordinary Shares and Chesnara Shares to CREST accounts (vii)	25 May
Despatch of share certificates for New Ordinary Shares and Chesnara Shares (vii)	by 1 June
Despatch of cheques and proceeds credited to CREST accounts in respect of the Return of Capital and 2003 Final Dividend (vii)	by 11 June

Notes

(i) If the Form of Proxy for the Court Meeting is not returned by this time, it may be handed to the Chairman of the Court Meeting at the meeting.

(ii) If either the Court Meeting or the EGM is adjourned, the voting record time for the adjourned meeting will be 6.00 p.m. on the day two days prior to the date of the adjourned meeting.

(iii) To begin at the time fixed or, if later, immediately following the end, or adjournment, of the Annual General Meeting.

(iv) To begin at the time fixed or, if later, immediately following the end, or adjournment, of the Court Meeting.

(v) These dates are indicative only and will depend, amongst other things, on the date on which the Court sanctions the Scheme.

(vi) This date is indicative only and will depend, amongst other things, on the date on which the Scheme becomes effective.

(vii) These dates are indicative only and will depend, amongst other things, on the date on which the Scheme becomes effective and the date on which the Court confirms the Reduction of Capital.

All references to time in this document are to London time.

The dates given are based on Countrywide Assured Group's current expectations and may be subject to change. In particular, certain Court dates are subject to confirmation by the Court.

This document contains certain statements that are or may be forward-looking. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and therefore undue reliance should not be placed on such forward-looking statements. Forward-looking statements speak only as of the date they are made and save as required by law or by the Listing Rules, Countrywide Assured Group undertakes no obligation to update publicly any of them in light of new information or future events. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.

PART 1

Letter from the Chairman of Countrywide Assured Group plc

Countrywide Assured Group plc

Directors:
Christopher Sporborg, *Non-executive Chairman*
Harry Hill, *Group Managing Director*
Michael Nower, *Group Finance Director*
Gerald Fitzjohn, *Executive Director*
Terry Marris, *Executive Director*
Anthony Ekins, *Executive Director*
Anthony Crew, *Executive Director*
Christopher Shaw, *Executive Director*
Peter Mason, *Non-executive Director*
Michael Gordon, *Non-executive Director*
Andrew Brown, *Non-executive Director*

Registered Office:
Countrywide House
Perry Way
Witham
Essex
CM8 3SX

18 March 2004

To Countrywide Assured Group Shareholders and, for information only, to holders of options under the Countrywide Assured Group Share Plans

Dear Shareholder

Recommended proposals for the demerger of the Life Business and for a payment of cash to Shareholders of approximately £100 million in aggregate

1. Introduction

I am writing to you today to ask for your support for the Demerger of our Life Business from our estate agency and professional property services businesses and for the Return of Capital. On 5 December 2003 the Board of Countrywide Assured Group announced that it intended to sell or demerge the Life Business and, on 18 December 2003 the Board of Countrywide Assured Group confirmed: (i) its intention to demerge the Life Business from the rest of the Countrywide Assured Group and (ii) that it was continuing to consider the appropriate capital structure for the Countrywide Group and that its favoured option was a one-off return of capital. The Demerger and the Return of Capital were confirmed in our preliminary results announcement on 10 March 2004 and approval for the Demerger, subject to Admission, was received from the Financial Services Authority in February 2004.

The Proposals will result in two separately listed companies offering discrete investment propositions in the UK's leading residential estate agency and property services business and in a well capitalised life assurance business with a significant potential dividend stream, which will each be better placed to pursue their individual strategies following the Demerger. In the Board's unanimous view, this will enhance the ability of both companies to generate value for Shareholders in the future. The Return of Capital, which also forms part of the Proposals, will result in a return of cash to Shareholders of £85 million (equating to approximately 25.8 pence per Existing Ordinary Share in issue) and, when added to the payment of the 2003 Final Dividend, will result in a cash payment to Shareholders of, in aggregate, approximately £100 million (equating to approximately 30.6 pence per Existing Ordinary Share in issue).

The purpose of this document is:

- to provide you with full details of the Proposals, which will be put to Shareholders at the Court Meeting and the EGM, both of which are to be held on 28 April 2004;
- to explain why the Directors believe that the Proposals are in the best interests of Countrywide Assured Group and its Shareholders; and

- to ask you to vote in favour of the Proposals.

In order for the Proposals to be completed, it is important that there is sufficient Shareholder support. I therefore urge you to vote at both the Court Meeting and the EGM. Details on how to do this are set out in paragraph 16 of this letter and in paragraph 16 of Part 2 of this document.

Your Board unanimously recommends you to vote in favour of the Proposals and requests you to complete, sign and return the Forms of Proxy enclosed with this document as soon as possible, but in any event no later than 48 hours before the time appointed for the relevant meeting, being 10.20 a.m. on 26 April 2004 for the BLUE Form of Proxy for the Court Meeting and 10.30 a.m. on 26 April 2004 for the GREEN Form of Proxy for the EGM. The Form of Proxy in respect of the Court Meeting may alternatively be handed to the Chairman of the Court Meeting at that meeting.

2. Background to and reasons for the Proposals

Your Board has for some time been considering ways in which to improve the efficiency of the capital structure of the Group, in particular the balance between equity funding and debt funding, and to rationalise the Group's corporate structure around its core estate agency and professional property services businesses and the Life Business.

The Demerger

The Board has taken the decision to demerge the Life Business from the rest of the Countrywide Group for the following reasons:

- the Life Business is substantially closed to new business and its activities are fundamentally different in nature to the rest of the Countrywide Group;
- there are no operating synergies between the two businesses or any other compelling reasons for them to remain as part of the same group;
- the capital requirements and investment propositions of the two businesses are entirely different; and
- it gives Shareholders a pure play investment in both the UK's leading residential estate agency and professional property services business and in a well capitalised life assurance business with a significant potential dividend stream.

The Demerger will:

- create two separate UK listed companies, offering discrete investment propositions with clear market valuations;
- create greater flexibility for the continuing Countrywide business and for the Life Business to manage their own resources and pursue strategies appropriate to their respective markets, including the adoption of more appropriate capital structures; and
- leave the remaining Countrywide business as a highly cash generative, market leading residential estate agency and professional property services business.

Following the Demerger the Life Business will:

- target the payment of a dividend of approximately £10 million in respect of the year ending 31 December 2004, equating to approximately 3.0 pence per Existing Ordinary Share;
- be capable of producing an attractive ongoing dividend yield for shareholders, arising both from future earnings and the potential release of surplus capital;
- be well capitalised with solvency margins significantly in excess of regulatory requirements;
- have a strong board and senior management team with an average of over 15 years' experience managing life assurance businesses; and
- be able to pursue an independent strategy, which is likely to include the outsourcing of certain of its operations and the minimisation of operating costs and may also include acquiring or managing other closed books of insurance business.

Return of Capital

Your Board has considered the appropriate capital structure for the continuing Countrywide Group following the Demerger of the Life Business, taking into account both the cash generative nature of the

Non-life Business and the markets in which it operates. As a result, the Board is proposing a significant return of capital to Shareholders by means of the Return of Capital, which, when added to the 2003 Final Dividend, will give Shareholders a substantial cash payment of, in aggregate, approximately £100 million (equating to approximately 30.6 pence per Existing Ordinary Share). The Return of Capital will leave the Countrywide Group with a more efficient capital structure going forward, with a more appropriate balance between equity and debt and consequently a lower overall cost of capital. The Return of Capital will be assisted by a new £100 million revolving bank facility; further details of this facility are set out in paragraph 13.3 of Part 5 of the Countrywide Listing Particulars.

The Return of Capital will only be completed if the Demerger becomes effective and if the bank facilities described above become unconditionally available to Countrywide.

3. Outline of the Proposals

There are a number of key elements to the implementation of the Proposals:

(a) the creation of a new listed company, Countrywide plc, which will, pursuant to the Scheme, become the new holding company of the residential estate agency and professional property services businesses;

(b) the creation of a new listed company, Chesnara plc, which will become the new holding company of the Life Business;

(c) the Return of Capital to Shareholders, pursuant to the Scheme, which will result in a cash payment to Shareholders of, in aggregate, £85 million (equating to approximately 25.8 pence per Existing Ordinary Share in issue) and which, when added to the payment of the 2003 Final Dividend, will result in a cash payment to Shareholders of, in aggregate, approximately £100 million (equating to approximately 30.6 pence per Existing Ordinary Share in issue); and

(d) the separation of the Group, pursuant to the Demerger, into two new separate listed companies:

- Countrywide plc, which will own the residential estate agency and professional property services businesses; and
- Chesnara plc, which will own the Life Business.

Shareholders should note that the Return of Capital referred to at (c) above will only be completed if the Demerger becomes effective and if the bank facilities described in paragraph 2 above become unconditionally available to Countrywide.

4. Effect of the Proposals

As a result of the Proposals you will receive, in exchange for the Existing Ordinary Shares you hold at 4.30 p.m. on 21 May 2004, New Ordinary Shares, Chesnara Shares and a cash payment on the following basis:

For every 4 Existing Ordinary Shares	**2 New Ordinary Shares and 1 Chesnara Share and approximately 122.2 pence in cash (comprising approximately 103.2 pence by way of the Return of Capital and 19 pence by way of the 2003 Final Dividend)**

The amount of cash paid to Shareholders per Existing Ordinary Share in respect of the Return of Capital set out above is based on the number of Existing Ordinary Shares currently in issue; the exact Return of Capital per Existing Ordinary Share will be based on the number of Existing Ordinary Shares in issue as at the Scheme Record Time. As part of the Proposals, your Existing Ordinary Shares will be cancelled. The consolidation ratios set out above arising from the Countrywide Share Consolidation and the Chesnara Share Consolidation are intended to ensure that the Countrywide plc and Chesnara plc shares trade at an appropriate level on Admission.

Application has been made for the New Ordinary Shares and the Chesnara Shares to be admitted to the Official List and for such shares to be admitted to trading on the London Stock Exchange, in the same way as your Existing Ordinary Shares. Immediately after the completion of the Proposals, and subject to the effect

of any exercise of options under the Countrywide Assured Group Share Plans (and to any other share issues prior to the Scheme Effective Time and ignoring the effect of the Subscriber Shares), you will own the same proportion of both Countrywide and Chesnara, in the form of your New Ordinary Shares and your Chesnara Shares respectively, as you currently own of Countrywide Assured Group, in the form of your Existing Ordinary Shares.

Further details of the Proposals, including the conditions to which the Proposals are subject, are set out in the Explanatory Statement from Hawkpoint in Part 2 of this document. The Scheme is set out in Part 6 of this document.

Management incentivisation

Countrywide's Executive Directors and senior management will be eligible to participate in the Countrywide Share Plans. More details of the Countrywide Share Plans can be found in the Countrywide Listing Particulars.

Chesnara proposes to adopt a cash-based long-term incentive plan for its Executive Directors and senior management, who will also be eligible to participate in the Chesnara Share Plans. More details of the Chesnara Management Performance Incentive Plan and the Chesnara Share Plans can be found in the Chesnara Listing Particulars.

5. Countrywide

Countrywide plc will become the holding company of Countrywide Assured Group. The continuing activities of the Countrywide Group will consist of the estate agency business (Countrywide Estate Agents) and the surveying, conveyancing and financial services businesses, which comprise Countrywide Surveyors, Countrywide Property Lawyers, Countrywide Assured Financial Services, Countrywide Assured Mortgage Services, Countrywide Assured Insurance Services and Countrywide Lending Solutions.

With over 875 offices, including 76 franchised offices in the UK, the Group's residential estate agency business is the largest network of estate agents in the UK. Its well known brands include John D. Wood & Co., Faron Sutaria, Bairstow Eves, Mann & Co, Palmer Snell and Taylors.

The surveying, conveyancing and financial services businesses provide surveys on behalf of lenders, residential conveyancing services and mortgage and insurance broking services. Products offered include mortgages, income protection policies, general insurance policies and mortgage and personal protection policies.

The Countrywide Group is one of the UK's largest arrangers of mortgage products and other financial services products associated with housing transactions. In the year ended 31 December 2003, the Countrywide Group arranged over £4.6 billion of mortgages on behalf of its panel of leading mortgage providers. The current level of the Countrywide Group's mortgage arranging activities is equivalent to placing a mortgage with approximately 60 per cent. of those customers who buy a property through the Countrywide Group. A significant majority of those customers taking a mortgage product also purchase one or more general insurance and/or mortgage protection products.

In addition, the Countrywide Group has the UK's largest residential surveying and valuation practice, with approximately 645 qualified surveyors providing residential surveys and valuations, principally on behalf of lenders and/or purchasers. It also has one of the largest residential conveyancing businesses in the UK and has a nascent remortgage conveyancing business, which is due to commence operations in the second half of 2004, in order to take advantage of this rapidly expanding market.

The Non-life Business generated operating profits of £81.5 million on revenues of £455 million in the year ended 31 December 2003.

Strategy

The strategy of the Countrywide Group going forward will be to:

- develop its nascent remortgage conveyancing business and also increase the market share of its existing residential conveyancing business by exploiting the additional capacity provided by the recent investment in IT systems;
- reap the full benefits from the consolidation of the estate agencies that it acquired from Friends Provident and make further acquisitions when opportunities arise;
- develop further its estate agency franchising operations;

- expand its Spanish estate agency business and explore other possible geographies for expansion;
- increase further the penetration of its financial services products;
- continue to expand the Countrywide Group's surveying business by increasing the number of surveyors and the implementation of more efficient IT systems and continue to consider acquisitions when opportunities arise; and
- maximise the opportunities available to the Countrywide Group from the probable introduction of Home Information Packs.

Further information on the Countrywide Group is set out in the accompanying Countrywide Listing Particulars.

6. Chesnara

The Life Business is based in Preston and operates predominantly in the UK with a small presence in Guernsey. Around 200 staff manage the existing life book and administer approximately a quarter of a million policies, most of which are either non-linked term assurance or linked endowment policies.

As at 31 December 2003, the embedded value of the Life Business was £152.7 million, which comprised of £54.2 million of net assets and retained surplus and £98.5 million of value-in-force, net of cost of capital of £4.4 million. The Life Business' solvency cover at this date was approximately 177 per cent. of the required minimum under FSA rules. The solvency cover was reduced to 160 per cent. as a result of new solvency rules which became effective on 1 January 2004. Details of the impact due to the change of solvency rates are set out in section 8 of Part 3 of the Chesnara Listing Particulars.

In August 2002, the financial services division of Countrywide Assured Group entered into a distribution agreement and the Life Business entered into reinsurance arrangements with Friends Provident. The Life Business ceased to write new business under the reinsurance arrangement with effect from 8 August 2003, thereby substantially closing the Life Business to new business. It continues to service existing clients and market a small number of Guaranteed Income Bonds and Guaranteed Growth Bonds and protection products, as market conditions allow.

As a substantially closed book, it is expected that the embedded value will decline over time as the surplus emerging is distributed by way of dividends and the number of policies in-force is reduced. As the book runs off, the regulatory capital supporting the Life Business may also be reduced and distributed.

In common with the rest of the industry, in response to its current programme of mailing re-projections to mortgage endowment policyholders, the Life Business is currently experiencing a higher level of complaints than normal. This experience has been reflected in the current endowment mis-selling claims provision of £12.25 million.

The Life Business' funds under management are approximately £857 million (as at 31 December 2003) and are principally managed by Henderson and Schroders. Those assets backing Guaranteed Income Bonds and Guaranteed Growth Bonds (approximately £170 million), which are generally AA rated or above and of suitable term, are managed directly by the Life Business.

In the United Kingdom the profits of a life insurance company are required to be presented under the modified statutory solvency basis ("MSSB") method and may also be presented as supplementary information under the achieved profit basis ("Achieved Profit Basis"). The Achieved Profit Basis is supplementary financial information, which is published regularly by life insurance companies listed on the London Stock Exchange.

The MSSB loss after tax for the year ended 31 December 2003 was £10.8 million. On an Achieved Profit Basis, the loss after tax for the year ended 31 December 2003 was £46.4 million.

Detailed financial information in respect of the Life Business is contained in Part 3 of the Chesnara Listing Particulars.

Strategy

The Chesnara Group's principal objective is to maximise cash flows and shareholder returns from its life books, which are substantially closed to new business, and to continue to service its existing policyholders.

Chesnara aims to maximise shareholder returns through the release of capital and dividends to shareholders. In order to achieve this:

- the Chesnara Group will focus on operating efficiency by reducing costs and managing them to reflect appropriately the run-off profile of its life book. The Board of Chesnara will consider outsourcing or joint ventures as a means of achieving operating efficiency;
- the Chesnara Group will continue to provide accurate and timely services to its existing policyholders with a focus on policyholder retention through the ongoing development of its customer facing teams. This will include maintaining investment performance through effective management of the Chesnara Group's external and internal fund management operations;
- the Chesnara Group will continue to sell a small number of protection policies to existing customers and Guaranteed Income Bonds and Guaranteed Growth Bonds. In addition, the Board of Chesnara may choose to sell other low risk products in order to enhance future cash flows; and
- the Chesnara Group will focus on the development and retention of key personnel, many of whom have significant experience of the life assurance industry. The successful operation of the Chesnara Group is largely dependent on having high quality people.

In the medium term, the Board of Chesnara may also consider acquiring other life assurance books similar to its own. Chesnara would act as a consolidation platform for such books and take advantage of potential economies of scale. The Board of Chesnara will be seeking to ensure that such acquisitions do not disturb the cash flows emerging from the existing book.

7. Management and board changes

Following the Demerger, Countrywide and Chesnara will be separate listed companies. The boards of the two companies upon Admission will be as follows:

	Countrywide plc	**Chesnara plc**
Non-executive Chairman	Christopher Sporborg	Christopher Sporborg
Group Managing Director/Chief Executive	Harry Hill	Graham Kettleborough
Group Finance Director/Finance Director	Michael Nower	Ken Romney
Executive Director		Frank Hughes
Non-executive Directors	Michael Gordon	Michael Gordon
	Andrew Brown	Peter Mason
	Peter Mason	Terry Marris

In addition, Countrywide will create an Executive Board which, in addition to Harry Hill and Michael Nower, will consist of the following senior executives:

Gerald Fitzjohn	National Sales Director, Estate Agency & Financial Services
Terry Marris	Managing Director, Countrywide Property Lawyers
Christopher Shaw	Managing Director, Countrywide Surveyors
Anthony Ekins	Divisional Director, London, Estate Agency & Financial Services
Anthony Crew	Managing Director, Countrywide Spain
John Williams	Managing Director, Countrywide Financial Services

8. Proposed name changes

In order to emphasise the different nature of the Non-life Business and the Life Business operations, upon the Demerger the names of all Countrywide Group operations will be amended to remove "Assured" from their titles.

9. Approval of the Proposals

Shareholder approval of the Proposals is required at both the Extraordinary General Meeting and the Court Meeting.

At the Extraordinary General Meeting, Shareholders will be asked to approve the insertion of Countrywide as the new holding company of Countrywide Assured Group, certain consequential changes to the share capital and articles of association of Countrywide Assured Group, the Countrywide Share Consolidation, the Demerger, the Reduction of Capital and the Chesnara Share Consolidation.

Shareholders will also be asked to approve the adoption of the Countrywide Share Plans, the Chesnara Share Plans and the Chesnara Management Performance Incentive Plan.

The Scheme and the Reduction of Capital also require the sanction of the Court.

Notices of the Court Meeting and the Extraordinary General Meeting are set out in Parts 7 and 8 respectively of this document.

10. Taxation

A general description of the UK tax consequences of the Proposals is contained in Part 3 of this document.

If you are in any doubt as to your tax position in relation to any aspect of the Proposals, you should consult an appropriate professional adviser without delay. The absence of any reference to the tax consequences of the Proposals for Shareholders who are subject to tax in any particular jurisdiction should not be taken to imply that the implementation of the Proposals might not have adverse tax consequences for such Shareholders.

11. Employee share schemes

The effect of the Proposals on the existing entitlements under the Countrywide Assured Group Share Plans is summarised in paragraph 11 of Part 2 of this document.

Each of Countrywide and Chesnara intends to adopt an all-employee savings related share option plan and discretionary approved and unapproved share option plans. More details of these plans and the applicable limits can be found in the accompanying Listing Particulars.

In accordance with best corporate governance practice, Shareholders will be asked at the EGM to approve the Countrywide Share Plans, the Chesnara Share Plans and the Chesnara Management Performance Incentive Plan.

12. Current trading and prospects

Countrywide

The Non-life Business started 2004 with a strong pipeline of sales arranged awaiting exchange, and in January and February business has been stronger than the comparable period in 2003; the fee value of net new sales arranged in February was the second best ever achieved in a single month in the Group's corporate history. Both volumes and house prices have continued to rise since the beginning of the year, and thus the fee value of house sales arranged has increased by £11.2 million over the same period last year.

Although sales in the financial services business started the year slowly, momentum has since increased, while both Countrywide Surveyors and Countrywide Property Lawyers have had encouraging starts to 2004.

With a pipeline of commission 31 per cent. up on the comparable period last year, and strong activity levels across all divisions, the current outlook for the Non-life Business appears to be excellent.

Chesnara

The Board of Chesnara believes that, following the substantial closure to new business, the Life Business is well positioned to manage the existing book of business efficiently and deliver management's objective of maximising cash flows and shareholder returns.

An update on the key factors that are likely to affect the Chesnara Group's financial performance and trading during 2004 are set out below. Shareholders should note that 2004 year-to-date experience consists of only two months and therefore there can be no certainty that the trading experience of these two months will turn out to apply to the year as a whole.

- *Mortgage endowment complaints:* complaints received in the first two months of 2004 have been significantly higher than expected. However, this has been offset to some extent by a decrease in the uphold rate. The provision at the end of 2003 makes allowance for this experience.
- *Persistency:* experience during the first two months of 2004 has generated a small positive variance to the underlying assumptions. The temporary lapse rate assumptions reflect additional adverse persistency for protection policies during 2004 and endowment policies during 2004 and 2005, after which point increased longer-term persistency rates are assumed to apply.
- *Operating expenses:* the Life Business has operated in line with its expense budgets and to related deductions from premiums for the first two months of 2004.
- *Investment performance:* movements in those investment markets to which the Life Business is exposed have had no significant impact in the first two months of 2004.

The Board of Chesnara believes that the financial strength of the Life Business, the substantial closure to new business and the recent strengthening of the endowment complaints reserve and the lapse rate assumptions, provide a strong platform for Chesnara's future as an independent entity. The Board of Chesnara is confident of its prospects for the remainder of the financial year and believes that surpluses from the life book should now begin to emerge, together with the release of capital in the longer-term as the book runs off.

13. Dividend policy

Countrywide

The Board of Countrywide has given careful consideration to the appropriate dividend policy for the Group following the Demerger, taking into account both the cash generative nature of Countrywide's business and the markets in which it operates. The Board of Countrywide intends to pursue a progressive dividend policy and, in the absence of unforeseen circumstances, it intends to target a level of dividend cover of 2.5 to 3.0 times for the year ending 31 December 2004, based on pre-exceptional earnings.

Chesnara

The Board of Chesnara intends to provide an attractive dividend flow for its shareholders. In setting the dividend policy for Chesnara, the Board of Chesnara will have regard to both the cashflows generated by the Life Business, the outlook for the business going forward and the level of capital in the Life Business which is surplus to that required to maintain prudent solvency margins. The board of the Life Business has historically targeted a 150 per cent. or greater solvency margin, a policy the Board of Chesnara intends to continue to pursue.

Barring unforeseen circumstances and subject to the capital adequacy requirements referred to above, the Board of Chesnara is targeting the payment of an aggregate dividend of approximately £10 million, after prudently satisfying the minimum solvency requirement, in respect of the year ending 31 December 2004 (equating to approximately 3.0 pence per Countrywide Assured Group Share currently in issue). In particular, Shareholders should note that any adverse movements in the endowment complaints provision would affect the amount of surplus emerging from the life book and consequently Chesnara's dividend capacity.

As surplus profit emerges in future years, the Board of Chesnara believes that there should be scope to pay out any further excess cash as dividends in subsequent years, subject to the need to retain funds within the Life Business to maintain prudent reserves and to pursue its future strategy. In pursuing new strategies, as discussed in section 4 of Part 1 of the Chesnara Listing Particulars, the Board of Chesnara will focus on providing a steady dividend flow to shareholders and seek to ensure that such strategies do not disturb the cash flows emerging from the existing book.

The Board of Chesnara intends that the first dividend to be paid following Admission will be in respect of the period from Admission to 30 June 2004, which is expected to be paid in November 2004. Subsequently, it is intended that interim dividends will be paid in November and final dividends will be paid in May each year. Initially, the interim dividend is expected to represent approximately 40 per cent. of the expected total annual dividend.

14. Further information

Notices convening the Court Meeting and the EGM are set out in Parts 7 and 8 of this document. The remainder of this document contains important information to help you to decide how to vote. Please do not just rely on the summary information contained in this letter.

Additional information on Countrywide Assured Group is contained in Part 5 of this document. If you wish, you can also obtain additional copies of the Listing Particulars free of charge from Countrywide Assured Group's registered office or from the offices of Pinsents at Dashwood House, 69 Old Broad Street, London EC2M 1NR.

15. Overseas Shareholders

Further information for Overseas Shareholders is contained in paragraph 13 of Part 2 of this document.

16. Action to be taken

You are being asked to approve the Proposals which involve the creation of a new holding company for Countrywide Assured Group, the Return of Capital of £85 million to Shareholders and the Demerger of the Life Business. Further information relating to the specific resolutions being proposed is set out in paragraph

15 of Part 2 of this document. It is very important that you use your vote in order that the Court can be satisfied that the votes cast constitute a fair representation of the views of Shareholders.

With this document you will find two Forms of Proxy, a BLUE one for the Court Meeting and a GREEN one for the EGM, which are the meetings at which your Board will ask you to approve the Proposals. Please ensure you complete, sign and return both Forms of Proxy to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible but, in any event, so as to be received no later than 10.20 a.m. and 10.30 a.m. on 26 April 2004 for the Court Meeting and the EGM respectively. In the case of the Court Meeting, the BLUE form can alternatively be handed to the Chairman at the meeting.

The Court Meeting will be held on 28 April 2004 at 10.20 a.m. (or as soon thereafter as the Annual General Meeting concludes or is adjourned) and the EGM will be held on 28 April 2004 at 10.30 a.m. (or as soon thereafter as the Court Meeting concludes or is adjourned). The meetings (including the Annual General Meeting) will be held at the offices of Pinsents at 1 Gresham Street, London EC2V 7BU.

17. Recommendation

Your Board, which has been so advised by Hawkpoint in its capacity as financial adviser to Countrywide Assured Group, considers the terms of the Proposals to be fair and reasonable and the Proposals to be in the best interests of Shareholders as a whole. In providing advice to Countrywide Assured Group, Hawkpoint has relied on the Board's commercial assessments.

Accordingly, the Directors of Countrywide Assured Group unanimously recommend that Shareholders vote in favour of the Scheme and in favour of the resolutions to be proposed at the EGM, as they intend to do in respect of their own beneficial holdings of 1,617,711 Existing Ordinary Shares which represent approximately 0.5 per cent. of Countrywide Assured Group's existing issued share capital.

Yours faithfully

Christopher Sporborg
Chairman

PART 2

Explanatory statement from Hawkpoint Partners Limited

HAWKPOINT

18 March 2004

To Countrywide Assured Group Shareholders and, for information only, to holders of options under the Countrywide Assured Group Share Plans

Dear Shareholder

Recommended proposals for the demerger of the Life Business and for a payment of cash to Shareholders of approximately £100 million in aggregate

1. Introduction

Your attention is drawn to the letter from your Chairman in Part 1 of this document, which outlines the reasons for the Proposals and contains the recommendation of your Board. The Chairman's letter forms part of this Explanatory Statement.

2. Summary of the Proposals

The Proposals will result in two separately listed companies, comprising the UK's leading residential estate agency and professional property services business and a well capitalised life assurance business with a significant potential dividend stream. In the Board's unanimous view, this will enhance the ability of both companies to generate value for Shareholders in the future. The Return of Capital, which also forms part of the Proposals, will result in a return of cash to Shareholders of, in aggregate, £85 million (equating to approximately 25.8 pence per Existing Ordinary Share in issue) and, when added to the payment of the 2003 Final Dividend, will result in a payment to Shareholders of, in aggregate, approximately £100 million (equating to approximately 30.6 pence per Existing Ordinary Share in issue).

Following implementation of the Proposals, Countrywide will become the ultimate holding company (through Countrywide Assured Group) for the estate agency and professional property services businesses, and Chesnara will become the ultimate holding company for the Life Business. Shareholders will hold New Ordinary Shares and Chesnara Shares instead of their Existing Ordinary Shares and will also receive £85 million in cash (equating to approximately 25.8 pence per Existing Ordinary Share in issue) by way of the Return of Capital, in addition to the payment of the 2003 Final Dividend of 4.75 pence per Existing Ordinary Share, on the basis set out below.

Under the currently expected timetable, if you are on the shareholder register of Countrywide Assured Group at 4.30 p.m. on 21 May 2004, you will receive the following:

For every 4 Existing Ordinary Shares	**2 New Ordinary Shares and 1 Chesnara Share and approximately 122.2 pence in cash (comprising 103.2 pence by way of the Return of Capital and 19 pence by way of the 2003 Final Dividend)**

The amount of cash paid to Shareholders per Existing Ordinary Share in respect of the Return of Capital, set out above, is based on the number of Existing Ordinary Shares currently in issue; the exact Return of Capital per Existing Ordinary Share will be based on the number of Existing Ordinary Shares in issue as at the Scheme Record Time.

Hawkpoint Partners Limited Registered Office 4 Great St Helen's London EC3A 6HA
Telephone 020 7665 4500 Facsimile 020 7665 4600 www.hawkpoint.com
Registered in England number 3875835 Authorised and regulated by the Financial Services Authority

Under the Proposals:

(a) the Existing Ordinary Shares will be cancelled pursuant to the Scheme and Shareholders at the Scheme Record Time will:

  (i) have allotted and issued to them New Ordinary Shares, credited as fully paid; and

  (ii) also receive, in aggregate, £85 million in cash (equating to approximately 25.8 pence per Existing Ordinary Share then held) by way of the Return of Capital, in addition to the 2003 Final Dividend of 4.75 pence per Existing Ordinary Share;

(b) following the cancellation of the Existing Ordinary Shares, the issued share capital of Countrywide Assured Group will be restored to its former amount by the application of the credit arising in the books of Countrywide Assured Group in issuing shares of an equivalent nominal amount to Countrywide;

(c) the New Ordinary Shares will be consolidated on a 1 for 2 basis;

(d) the Life Business will be transferred from Countrywide Assured Group to Countrywide and Countrywide will then, by way of the Reduction of Capital (which also requires Court approval) transfer the Life Business to Chesnara;

(e) in consideration of the transfer described at paragraph (d) above, Chesnara will issue 1 Chesnara Share, credited as fully paid, to Countrywide Shareholders for every 1 New Ordinary Share they then hold;

(f) the Chesnara Shares will be consolidated on a 1 for 2 basis; and

(g) Countrywide will become the new holding company of Countrywide Assured Group and the issued share capital of Countrywide and Chesnara will be owned by the former Countrywide Assured Group Shareholders.

The rights attaching to the New Ordinary Shares and to the Chesnara Shares will be equivalent to the rights attaching to the Existing Ordinary Shares in all material respects. Holders of Existing Ordinary Shares whose holdings are registered in CREST will automatically have their New Ordinary Shares and Chesnara Shares credited to their CREST accounts.

3. Detailed terms and description of the Proposals

The Scheme

The Board has determined that, in order to effect the Proposals in full, it is necessary to insert a new holding company, Countrywide, above Countrywide Assured Group. This will be effected pursuant to the Scheme, which is a Court approved process under section 425 of the Companies Act. Under the Scheme, Shareholders will receive New Ordinary Shares and (when aggregated with the payment of the 2003 Final Dividend) a cash payment of approximately 30.6 pence per Existing Ordinary Share, in place of their Existing Ordinary Shares.

Although the Scheme provides for Shareholders to receive a New Ordinary Share for each Existing Ordinary Share held at the Scheme Record Time, the Countrywide Share Consolidation (which will take place after the Scheme has come into effect but before the Demerger is implemented) will consolidate New Ordinary Shares on a 1 for 2 basis. As this consolidation will be implemented before Admission of the New Ordinary Shares, shareholdings in Countrywide will have been adjusted to reflect the Countrywide Share Consolidation by the time that holders of New Ordinary Shares are able to commence trading these shares on the London Stock Exchange. Any fractions arising from the Countrywide Share Consolidation will be aggregated and sold with the net proceeds being retained by the Company.

Under the Scheme:

(a) all Existing Ordinary Shares in issue will be cancelled and the holders of Existing Ordinary Shares at the Scheme Record Time will be allotted one New Ordinary Share, credited as fully paid, and, subject to the conditions set out below (and when aggregated with the payment of the 2003 Final Dividend), will also be paid approximately 30.6 pence in cash for every Existing Ordinary Share then held; and

(b) because the Existing Ordinary Shares will have been cancelled, a credit will arise in the books of account of Countrywide Assured Group, and this credit will be used to pay up in full at par new ordinary shares in Countrywide Assured Group equal in number to the Existing Ordinary Shares cancelled. These will be issued to Countrywide or its nominee in return for the issue of the New

Ordinary Shares and the payment of cash to Countrywide Assured Group Shareholders which, when added to the payment of the 2003 Final Dividend, will result in a payment to Shareholders of approximately 30.6 pence per Existing Ordinary Share.

The Return of Capital will be approved as part of the Scheme. The payment of the 2003 Final Dividend is not dependent on the approval or sanction of the Scheme.

Pursuant to the Scheme, Countrywide will become the holding company of Countrywide Assured Group and all of the New Ordinary Shares will be owned by former Countrywide Assured Group Shareholders (other than those New Ordinary Shares owned by the Countrywide Subscribers). At present, Countrywide is wholly owned by the Countrywide Subscribers.

At the Extraordinary General Meeting, Shareholders will be asked to authorise the issue and allotment to Countrywide of one new deferred share in Countrywide Assured Group. This deferred share is required to be issued and allotted to Countrywide prior to the Scheme Effective Time in order to avoid the risk of a legal technicality.

Immediately prior to the Scheme Effective Time, the Countrywide Subscribers will each hold a single ordinary share in Countrywide. The Countrywide Subscribers may acquire a limited number of further ordinary shares prior to the Countrywide Share Consolidation so as to ensure that there will be a whole number of New Ordinary Shares and Chesnara Shares in issue after the Countrywide Share Consolidation and the Chesnara Share Consolidation have been effected and to maintain the proportions of subscriber shareholdings between Countrywide and Chesnara. One of the two Countrywide Subscribers will also hold a redeemable preference share of £50,000 in Countrywide. Immediately following the Scheme Effective Time, all of the remaining share capital of Countrywide will be held by former Countrywide Assured Group Shareholders. Countrywide intends to redeem the redeemable preference share as soon as is reasonably practicable following the Demerger Effective Time.

The nominal value of the New Ordinary Shares to be issued pursuant to the Scheme will be determined by resolution of the Countrywide Subscribers shortly before the Scheme Effective Time. It is expected that, following the Scheme becoming effective, and following the Countrywide Share Consolidation and Reduction of Capital, the nominal value of the New Ordinary Shares will be 5 pence per share.

As part of the applications to the Court in connection with the Scheme and the Reduction of Capital occurring as part of the Scheme, Countrywide Assured Group will seek an order from the Court under section 139 of the Companies Act authorising the re-registration of Countrywide Assured Group as a private company.

The Scheme is not conditional upon the Demerger proceeding, but the Demerger will not proceed unless the Scheme has become effective. If for any reason the Demerger does not proceed, the Scheme may still become effective and Shareholders will receive New Ordinary Shares only but will not receive Chesnara Shares and will not receive the Return of Capital.

Transfer of the Life Business

Following the Scheme becoming effective, the Life Business will be transferred by Countrywide Assured Group to Countrywide (by way of a transfer of the shares of Countrywide Assured Life Holdings Limited) at market value, with the consideration being left outstanding on inter-company loan account. The result of this is that the Life Business will no longer be owned by Countrywide Assured Group but will be owned directly by Countrywide.

The Court will be asked to sanction the terms of this transfer of the Life Business as part of the Scheme. Without this sanction, the transfer of the Life Business on these terms may involve unlawful financial assistance under technical provisions of English company law.

Countrywide Share Consolidation

It is proposed that the Countrywide Share Consolidation (under which New Ordinary Shares will be consolidated on a 1 for 2 basis) will be approved, conditional on the Scheme becoming effective, by the Countrywide Subscribers prior to the Scheme Effective Time. The Countrywide Share Consolidation will be implemented after the Scheme Effective Time but before the Demerger Effective Time.

The Countrywide Share Consolidation could result in Countrywide Shareholders being entitled to fractions of New Ordinary Shares. However, the terms of the Countrywide Share Consolidation will provide that no Countrywide Shareholder will be entitled to hold a fraction of a New Ordinary Share. Instead, all fractions

of shares will be aggregated and consolidated into whole New Ordinary Shares which will be transferred to a nominee. These whole New Ordinary Shares will be sold (together with the Chesnara Shares issued to that nominee pursuant to the terms of the Demerger in respect of these New Ordinary Shares) as soon as reasonably practicable following the implementation of the Proposals and the net proceeds of such sales will be retained by Countrywide. None of Countrywide Assured Group, Countrywide, Chesnara or the nominee (nor any of their respective agents) will have any liability for any losses or damages arising as a result of the timing or terms of this sale, barring bad faith or wilful default.

In order to ensure that the number of New Ordinary Shares and Chesnara Shares in issue following the Countrywide Share Consolidation and the Chesnara Share Consolidation is a number which will result in a whole number of New Ordinary Shares and Chesnara Shares, Countrywide Assured Group may purchase or issue new Existing Ordinary Shares under the terms of existing authorisations before the Scheme Record Time. In addition, Countrywide will have been authorised to issue New Ordinary Shares and may take advantage of this authorisation and issue New Ordinary Shares following the implementation of the Scheme (and prior to the Countrywide Share Consolidation Record Time) for the same purpose. Countrywide and Chesnara may also take advantage of relevant authorities (and/or the subscriber shareholders may gift back shares) in order to maintain or achieve the desired proportionality of subscriber shareholdings between Countrywide and Chesnara.

The Reduction of Capital and the Demerger

The Demerger will not proceed unless the Scheme, the transfer of the Life Business and the Countrywide Share Consolidation have occurred. Assuming these steps have taken place and the other conditions to the Demerger explained below have been satisfied, Chesnara will then issue Chesnara Shares to Countrywide Shareholders on the following basis:

For every 1 New Ordinary Share held in Countrywide (after the Countrywide Share Consolidation)	**1 Chesnara Share (before the Chesnara Share Consolidation)**

The Demerger will be effected by the Reduction of Capital, which will involve a reduction in the nominal value of the New Ordinary Shares and which, like the Scheme, is a Court approved process. The Demerger will be effected as follows:

(a) the share capital of Countrywide will be reduced by reducing the nominal value of each New Ordinary Share by an amount which, in aggregate, is expected to exceed the market value of the Life Business (the amount of such excess being credited to the reserves of Countrywide and being expected to be distributable);

(b) Countrywide will transfer the Life Business to Chesnara (by way of a transfer of the shares of Countrywide Assured Life Holdings Limited) with the result that Chesnara becomes the holding company of the Life Business; and

(c) Countrywide Shareholders (other than the Chesnara Subscribers) at the Demerger Record Time will be allotted and issued 1 Chesnara Share, credited as fully paid, for every 1 New Ordinary Share then held.

Chesnara Share Consolidation

The Chesnara Share Consolidation under which Chesnara Shares will be consolidated on a 1 for 2 basis will be approved, conditional upon the Demerger becoming effective, by the Chesnara Subscribers prior to the Demerger Effective Time. The Chesnara Share Consolidation will be implemented immediately after the Demerger Effective Time and immediately before the Admission of the Chesnara Shares.

The terms of the Chesnara Share Consolidation could result in Countrywide Shareholders being entitled to fractions of Chesnara Shares. The terms of the Chesnara Share Consolidation will provide that no Countrywide Shareholder will be entitled to hold a fraction of a Chesnara Share. Instead, all fractions of such shares will be aggregated and consolidated into whole Chesnara Shares which will be transferred to a nominee. These shares will be sold as soon as reasonably practicable following the implementation of the Proposals and the net proceeds of such sale will be retained by Chesnara. None of Countrywide Assured Group, Countrywide, Chesnara or the nominee will have any liability for any losses or damages arising as a result of the timing or terms of this sale, barring bad faith or wilful default.

The end result will be that former Countrywide Assured Group Shareholders will hold 2 New Ordinary Shares and 1 Chesnara Share in place of every 4 Existing Ordinary Shares held at the Scheme Record Time and will also have received (when aggregated with the payment of the 2003 Final Dividend) approximately 30.6 pence in cash for each Existing Ordinary Share held.

Numis has been appointed as stockbroker to Chesnara. Pursuant to the terms of its appointment, Numis will receive, on the Admission of Chesnara, options to subscribe for such number of Chesnara Shares as equals 2 per cent. of the issued share capital of Chesnara at the date of Admission. The exercise price for the shares subject to this option will be calculated on the basis of a market capitalisation of £76.67 million. Numis will be entitled to exercise this option in the period commencing 6 months after Admission and terminating 36 months after Admission. Subject to the aforementioned restriction, and to any limitations imposed by law, Numis may exercise this option at such times and in such instalments as it determines in its absolute discretion.

Definitive share certificates in respect of the New Ordinary Shares and Chesnara Shares will be despatched to Shareholders who hold their shares in certificated form by 1 June 2004.

Cheques in respect of the Return of Capital and the 2003 Final Dividend are expected to be despatched by 11 June 2004.

Application has been made for the New Ordinary Shares and the Chesnara Shares to be admitted to the Official List and to be admitted to trading on the London Stock Exchange's market for listed securities, with dealings expected to commence on 25 May 2004. Application has been made for the New Ordinary Shares and Chesnara Shares to be admitted to CREST with effect from Admission.

4. Conditions of the Proposals

The implementation of the Proposals in full is conditional upon the following:

(a) the approval of the Scheme by a majority in number representing 75 per cent. by nominal value of the holders of the Existing Ordinary Shares present and voting either in person or by proxy at the Court Meeting;

(b) the passing of the necessary resolutions to give effect to the Proposals at the EGM;

(c) the sanction of the Scheme, and the confirmation of the reduction of capital of Countrywide Assured Group which comprises part of the Scheme, by the Court;

(d) the registration by the Registrar of Companies of an office copy of the Court Order sanctioning the Scheme and confirming the reduction of capital of Countrywide Assured Group;

(e) the grant by the UK Listing Authority of permission for the whole of the Countrywide ordinary share capital and the Chesnara ordinary share capital to be admitted to the Official List subject only to allotment, and such permission not being withdrawn prior to the Demerger Effective Time;

(f) the agreement of the London Stock Exchange for the whole of Countrywide's ordinary share capital and Chesnara's ordinary share capital to be admitted to trading on its market for listed securities, subject only to allotment, and such agreement not being withdrawn prior to the Demerger Effective Time;

(g) the transfer of the Life Business and the Countrywide Share Consolidation being completed;

(h) the Board of Countrywide resolving (following the Scheme and the transfer of the Life Business to Countrywide becoming effective and the Countrywide Share Consolidation being completed) that the Demerger is in the best interests of Countrywide and its shareholders and approving the amount of the Reduction of Capital;

(i) the confirmation of the Reduction of Capital by the Court and the registration by the Registrar of Companies of an office copy of the Court Order confirming the Reduction of Capital;

(j) the Chesnara Share Consolidation being completed; and

(k) the conditions precedent to the availability of the bank facilities under the Facility Agreement being satisfied in full. A summary of the Facility Agreement (including a summary of the aforementioned conditions precedent) is included at paragraph 13.3 of Part 5 of the Countrywide Listing Particulars.

5. Management incentivisation

Countrywide

Countrywide's Executive Directors and senior management will be eligible to participate in the Countrywide Share Plans.

Further details of the Countrywide Share Plans can be found in the Countrywide Listing Particulars.

Chesnara

Chesnara proposes to adopt a cash-based long-term incentive plan for its Executive Directors.

The Chesnara Management Performance Incentive Plan will enable the Executive Directors of Chesnara to earn a cash bonus of up to two times their annual basic salary, dependent on performance over a 3 year period. One half of the payment will be deferred until the end of the fourth year and will be subject to continuing employment conditions. Participants in the Chesnara Management Performance Incentive Plan will also be eligible to participate in the Chesnara Share Plans.

Further details of the Chesnara Management Performance Incentive Plan and the Chesnara Share Plans can be found in the Chesnara Listing Particulars.

6. Timetable

The Court hearing to sanction the Scheme is expected to be held on 18 May 2004 and the Court hearing to confirm the reduction of capital of Countrywide Assured Group under the Scheme is expected to be held on 20 May 2004. This split hearing is necessary to enable holders of Inland Revenue approved share options to exercise their options on an approved basis and to participate in the Scheme. Shareholders will have the right to attend these hearings to support or oppose the Scheme and to appear in person or be represented by Counsel. The Scheme will only become effective when an office copy of the Court Order sanctioning it is registered by the Registrar of Companies.

The Court hearing to confirm the Reduction of Capital is expected to be held on 24 May 2004. Countrywide Shareholders will have the right to attend the Court hearing to support or oppose the Reduction of Capital and to appear in person or be represented by Counsel. The Reduction of Capital, which implements the Demerger and is necessary to enable the Return of Capital to proceed, will only become effective when an office copy of the Court Order confirming it is registered by the Registrar of Companies.

The Scheme is expected to become effective on 21 May 2004 and the Demerger on 25 May 2004. If the Scheme has not become effective by 30 September 2004 (or such later date as Countrywide Assured Group and Countrywide may agree and the Court may allow), it will lapse and none of the Proposals will proceed. If the Demerger has not occurred by that date, it will not proceed.

In the event that, after the Scheme becomes effective, the remaining conditions to the Demerger are not satisfied prior to the expected date for Admission or shortly thereafter, the Demerger would not proceed but the Board of Countrywide would nevertheless seek the Admission of the New Ordinary Shares. This would require a new application for Admission and the production of new listing particulars for Countrywide as holding company of the Group (including the Life Business).

It is expected that Existing Ordinary Shares will cease to be listed on the Official List, and will cease to be traded on the London Stock Exchange, at the close of business on Friday 21 May 2004. It is anticipated that New Ordinary Shares and Chesnara Shares will be admitted to the Official List and commence trading on the London Stock Exchange at 8.00 a.m. on Tuesday 25 May 2004.

7. Modifications to the Scheme

The Scheme contains a provision for Countrywide Assured Group and Countrywide jointly to consent, on behalf of all concerned, to any modification of, or addition or condition to, the Scheme which the Court may think fit to approve or impose. The Court would be unlikely to approve or impose any modification of, or addition or condition to, the Scheme which might be material to the interests of Shareholders unless Shareholders were informed of any such modification, addition or condition. It would be a matter for the Court to decide, in its discretion, whether or not a further meeting of Shareholders should be held. Similarly, if a modification, addition or condition is put forward which, in the opinion of the Directors, is of such a nature or importance to require the consent of Shareholders at a further meeting, the Directors will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

8. Taxation

A general description of the UK tax consequences of the Proposals is contained in Part 3 of this document.

If you are in any doubt as to your tax position in relation to any aspect of the Proposals you should consult an appropriate professional adviser without delay. The absence of any reference to the tax consequences of the Proposals for Shareholders who are subject to tax in any particular jurisdiction should not be taken to imply that the implementation of the Proposals might not have adverse tax consequences for such Shareholders.

9. Business, directors and employees

Upon Admission, the composition of the respective Boards of Countrywide and Chesnara will be as set out in paragraph 7 of Part 1 of this document.

Save as set out or referred to herein, no changes are contemplated in the respective operations of Countrywide or Chesnara in terms of their respective businesses, management or staff as a consequence of the Proposals or any element thereof and the rights of the management and employees of Countrywide Assured Group, including existing conditions of service and pension rights, will be fully safeguarded.

10. Directors' interests

The interests of the Directors in the share capital of Countrywide Assured Group are set out in paragraph 2 of section A of Part 5 of this document. Directors who are participants in the Countrywide Assured Group Share Plans will be treated in the same manner as other participants in those plans.

Following the implementation of the Proposals, the Executive Directors of Countrywide will be eligible to participate in the Countrywide Share Plans and the Executive Directors of Chesnara will be eligible to participate in the Chesnara Share Plans and the Chesnara Management Performance Incentive Plan, as described in paragraph 5 of this Explanatory Statement.

Details of Directors' service agreements and terms of their appointment are set out in paragraph 2 of section A of Part 5 of this document. Certain Directors' service agreements or letters of appointment will be novated to Countrywide upon completion of the Proposals. In addition to their service contracts, the Executive Directors of Chesnara are expected to participate in the Chesnara Management Performance Incentive Plan, which involves an additional cash payment if targets are met.

Save as described above and in section A of Part 5, the effect of the Scheme on the interests of the Directors does not differ from its effect on the like interests of other persons.

11. Employee share schemes

Countrywide Assured Group will write to participants in the Countrywide Assured Group Share Plans separately in due course to give them more information about the effect of the Proposals on their participation.

In brief, participants, including Executive Directors, in the Countrywide Assured Group Share Plans will be offered the following choices:

- to exercise any outstanding options or awards immediately following the Court sanctioning the Scheme. Participants who choose to do this will be entitled to participate as Shareholders in the Scheme provided that their holdings have been registered on the register of members of Countrywide Assured Group by, and they are the owners of the Existing Ordinary Shares at, the Scheme Record Time; or
- to roll over their outstanding options or awards immediately after the Scheme Effective Time. Participants who choose to do this will release their existing options or awards in consideration of the grant of new options or awards over shares in Countrywide. The option exercise price and the number of option shares will be adjusted to take account of the Proposals. Where the performance targets for the existing awards and options have already been met, performance targets will not apply following the roll over. The exercise periods for the new options or awards will be the same as applied to the existing options or awards. In particular, participants (including those to be employed within the Chesnara Group) who leave the Countrywide Group will have a specified period in which to exercise following leaving, after which their new options or awards will lapse.

Any participants who do not choose either to exercise or to roll over will have a short period to exercise their options or awards. It is proposed that the Countrywide Assured Group Articles will be amended so that if on exercising options any participants are issued with Existing Ordinary Shares following the Scheme Effective Time they will then automatically receive shares in Countrywide but will not receive either the Return of Capital or Chesnara Shares.

(a) Countrywide Assured Group Share Plans other than the SAYE Scheme

On the date of the Court hearing of the petition to sanction the Scheme, it is anticipated that options and awards will be exercisable under the Countrywide Assured Group Executive Share Option Scheme 1995 ("ESOS 1995"), the Countrywide Assured Group Executive Share Option Scheme 1996 ("ESOS 1996"), the

Countrywide Assured Group Executive Deferred Incentive Scheme (1996) ("EDIS 1996") and the Countrywide Assured Group Executive Share Bonus Scheme.

Optionholders in these plans may exercise their options within one month of the Court sanctioning the Scheme. The performance targets (where relevant) will not apply to exercise in these circumstances.

As noted above, Optionholders will also be given the opportunity to exchange their options for new options over New Ordinary Shares. Participants who choose to do this will release their existing options or awards in consideration of the grant of new options or awards over Countrywide Shares.

It is proposed that the Countrywide Assured Group Articles will be amended so that any Existing Ordinary Shares to be issued after the Scheme Effective Time on exercise of options will be automatically exchanged for New Ordinary Shares.

(b) SAYE Scheme

Options under the SAYE scheme will become exercisable for a period of 6 months after the date on which the Court sanctions the Scheme, although they will only be exercisable to the extent of savings made under the savings contract up to the date of exercise.

As noted above, Optionholders will also be given the opportunity to exchange their options for new options over New Ordinary Shares. Participants who choose to do this will release their existing options or awards in consideration of the grant of new options or awards over Countrywide Shares.

It is proposed that the Countrywide Assured Group Articles will be amended so that any Existing Ordinary Shares to be issued after the Scheme Effective Time on exercise of options will be automatically exchanged for New Ordinary Shares.

(c) Employee trust

The trustees of the Countrywide Assured Group Employee Trust will be entitled to vote on the Scheme. To the extent that the trustees hold Existing Ordinary Shares at the time the Proposals are implemented, they will be entitled to receive New Ordinary Shares, Chesnara Shares and the Return of Capital in the same way as other Shareholders.

(d) New employee share plans

As mentioned in paragraph 5 of this Part 2, both Countrywide and Chesnara intend to operate new employee share plans to assist in motivating, recruiting and retaining employees following Admission. The respective Listing Particulars contain further details of these plans.

12. Articles of association

The New Articles are substantially the same as the current Countrywide Assured Group Articles. The rights attaching to the New Ordinary Shares and Chesnara Shares will be set out in those New Articles. The New Articles will include a number of minor changes or additions to the Countrywide Assured Group Articles, in order to reflect current practice. Further details of the New Articles and the principal differences between these and the Countrywide Assured Group Articles are set out in Part 4 of this document.

13. Overseas Shareholders

The implications of the Proposals for Overseas Shareholders may be affected by the laws of relevant jurisdictions. Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Overseas Shareholder to satisfy himself or herself as to the full observance of the laws of any relevant jurisdiction in connection with the Proposals, including the obtaining of any governmental, exchange control or other consents which may be required and/or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

It is proposed that changes are made to the Articles of Association of Countrywide Assured Group and a provision is included in the Scheme so that if, in respect of any Overseas Shareholder, Countrywide Assured Group or Countrywide is advised that the allotment and issue of Countrywide Shares pursuant to the Scheme or the issue of Chesnara Shares pursuant to the Demerger would or might infringe the laws of any jurisdiction outside the United Kingdom, or would or might require Countrywide Assured Group, Countrywide or Chesnara to observe any governmental or other consent or any registration, filing or other formality with which any of them cannot comply or compliance with which any of them consider unduly

onerous, Countrywide Assured Group or Countrywide (as appropriate) shall (unless such shareholder satisfies Countrywide Assured Group or Countrywide (as appropriate) that no such infringement or requirement would apply) be entitled to appoint a person to execute as transferor an instrument of transfer of the Existing Ordinary Shares or Countrywide Shares (as appropriate) held by such holder transferring such shares to a nominee to hold such shares on trust for that holder on terms that the nominee shall sell such shares or the Countrywide Shares and/or Chesnara Shares, if any, it receives pursuant to the Scheme and/or the Demerger (as appropriate) in respect of such shares as soon as reasonably practicable thereafter at the best price which can reasonably be obtained at the time of sale, with the net proceeds of sale being remitted (together, where applicable, with the Return of Capital) to the Overseas Shareholder. In the absence of bad faith or wilful default, none of Countrywide Assured Group, Countrywide, Chesnara or any person appointed to sell such shares shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

This document has been prepared for the purposes of complying with English law and the rules of the UK Listing Authority and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

US Securities Laws

New Ordinary Shares or Chesnara Shares issued to Shareholders are expected to be exempt from the registration requirements of the US Securities Act pursuant to an exemption from such requirement provided by section 3(a)(10) thereof and, as a consequence, the New Ordinary Shares and Chesnara Shares to be issued to Shareholders have not been registered under the US Securities Act. For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof, Countrywide Assured Group will advise the Court that its sanctioning of the Scheme will be relied upon by Countrywide and Chesnara as an approval of the Scheme following a Court hearing on its fairness to Shareholders. At the Court hearing, all such holders are entitled to attend in person or through Counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such holders.

Neither the US Securities and Exchange Commission nor any state securities commission has approved or disapproved the New Ordinary Shares or the Chesnara Shares or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Except for the circumstances described below, the New Ordinary Shares and the Chesnara Shares issued to Shareholders pursuant to the Proposals (i) should not be treated as "restricted securities" within the meaning of Rule 144(a)(3) of the US Securities Act and (ii) may be resold by such Shareholders (other than restricted affiliates described below) without regards to Rules 144 or 145 under the US Securities Act.

Under Securities laws, a Shareholder (whether or not a US person) who is deemed to be an affiliate of Countrywide Assured Group prior to, or of Countrywide or Chesnara on or after, 25 May 2004 ("affiliates") may not resell New Ordinary Shares or Chesnara Shares (as the case may be) received pursuant to the Proposals without registration under the US Securities Act, except pursuant to the applicable resale provisions of Rules 145(d) promulgated under the US Securities Act or another applicable exemption from the registration requirements of that Act, or in a transaction not subject to such requirements (including a transaction that satisfies the applicable requirements of Regulation S under the US Securities Act relating to offers and sales outside the United States). "Affiliates" of a company are generally defined as persons who directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, that company. Whether a person is an affiliate of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain officers, directors and significant shareholders.

Australian Shareholders

This document is not a disclosure document for the purposes of the Australian Corporations Act 2001 (Cth), and accordingly New Ordinary Shares and Chesnara Shares will be issued without disclosure for the purposes of the Corporations Act.

New Ordinary Shares and Chesnara Shares issued pursuant to the Scheme and the Demerger may not be offered for sale within Australia within 12 months after the issue of those shares, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required.

Disclosure to investors would not generally be required under Chapter 6D where:

- the shares are offered for sale on the Official List;
- the shares are offered for sale to categories of "professional investors" described in section 708(11) of the Corporations Act; or
- the shares are offered for sale to persons who are "sophisticated investors" and meet the criteria set out in section 708(8) or 708(10) of the Corporations Act.

However, Chapter 6D is complex and you should consult your professional advisers if in any doubt regarding your position.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. NONE OF THE SECURITIES REFERRED TO IN THIS DOCUMENT SHALL BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF ANY APPLICABLE LAW.

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Proposals in their particular circumstances.

14. Listing, settlement and dealings

Application has been made to the UK Listing Authority for the New Ordinary Shares and the Chesnara Shares to be admitted to the Official List and application has been made to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange. The last day of dealings in Existing Ordinary Shares is expected to be 21 May 2004. The last time for registration of transfers of Existing Ordinary Shares is expected to be at 4.30 p.m. on 21 May 2004. It is expected that dealings in New Ordinary Shares and Chesnara Shares will commence at 8.00 a.m. on 25 May 2004, the business day following the hearing of the Petition for the Reduction of Capital. If the Scheme is implemented, it is intended that the listing of the Existing Ordinary Shares on the London Stock Exchange will be cancelled on 21 May 2004.

No application is currently intended to be made for the New Ordinary Shares or Chesnara Shares to be admitted to listing or dealing on any other exchange.

New Ordinary Shares and Chesnara Shares in certificated form

Shareholders who hold their Existing Ordinary Shares in certificated form at the Scheme Record Time will receive the New Ordinary Shares and Chesnara Shares in certificated form.

Certificates for such New Ordinary Shares and Chesnara Shares will be despatched by 1 June 2004 (or within 14 days of any alternative Scheme Effective Time) to holders of Existing Ordinary Shares who are on the register of Countrywide Assured Group at the Scheme Record Time. In the case of joint holders, certificates will be despatched to the person whose name appears first in the register. Pending receipt of certificates, transfers will be certified against the register.

As from the Scheme Effective Time, existing certificates representing holdings of Existing Ordinary Shares will cease to be valid for any purpose and should be destroyed.

New Ordinary Shares and Chesnara Shares in uncertificated form

Shareholders who hold their Existing Ordinary Shares in uncertificated form at the Scheme Record Time will receive New Ordinary Shares and Chesnara Shares in uncertificated form. It is expected that New Ordinary Shares and Chesnara Shares will be credited to the CREST account of each Shareholder concerned on 25 May 2004.

Each of Countrywide and Chesnara reserve the right to issue New Ordinary Shares and Chesnara Shares to all Shareholders in certificated form if, for any reason, either of them wishes to do so.

Existing Ordinary Shares held in uncertificated form will be disabled in CREST after the Scheme Record Time.

General

Cash due to Shareholders under the Proposals will be paid by cheque which will be sent by no later than 11 June 2004 to their respective addresses as appearing on the Countrywide Assured Group register of members. The cheques will be made payable to the person whose name appears first on the register. Where Shareholders hold their shares though CREST, such payment will be credited to the relevant CREST account not later than 11 June 2004.

All certificates and cheques will be sent by pre-paid first class post at the risk of the person entitled thereto.

All mandates relating to payment of dividends on Existing Ordinary Shares and all instructions given to Countrywide Assured Group in relation to notices and other communications in force immediately prior to the Scheme Effective Time will be, unless and until revoked or varied, deemed as from the Scheme Effective Time, or the Demerger Effective Time, as the case may be, to be valid and effective mandates or instructions to Countrywide or Chesnara in relation to the corresponding holdings of New Ordinary Shares or Chesnara Shares.

15. Shareholder meetings

The Proposals require the approval of Shareholders at the Court Meeting and at the EGM. The Proposals also require the sanction of the Court.

Notices of both the Court Meeting and the EGM are set out in Parts 7 and 8 respectively of this document.

Court Meeting

The Court Meeting, which is held at the direction of the Court, has been convened for 10.20 a.m. on 28 April 2004 (or as soon thereafter as the Annual General Meeting has concluded or been adjourned) to enable Shareholders to consider the Scheme.

At the Court Meeting, voting will be by a poll and each Shareholder entitled to attend and who is present in person or by proxy will be entitled to one vote for each Existing Ordinary Share held. The Scheme must be approved at the Court Meeting by a majority in number representing 75 per cent. in nominal value of the Existing Ordinary Shares held by those present and voting, in person or by proxy.

In order that the Court can be satisfied that the votes cast consist of a fair representation of the views of Shareholders, it is important that as many votes as possible are cast at the Court Meeting.

EGM

The EGM is being convened for 10.30 a.m. on 28 April 2004 (or as soon thereafter as the Court Meeting concludes or is adjourned) to ask Shareholders to consider and, if thought fit, pass the resolutions set out in the notice convening the meeting.

When voting on the resolutions to be proposed at this meeting, each Shareholder who is present in person will have, on a show of hands, one vote and, on a poll, each Shareholder who is present in person or by proxy will have one vote for each Existing Ordinary Share held.

The purpose of the resolutions can be summarised as follows:

Resolution 1: to approve the insertion of Countrywide as the new holding company of Countrywide Assured Group and to assist this by making certain changes to the share capital of Countrywide Assured Group and authorising the allotment of shares pursuant to the Scheme, making amendments to the Countrywide Assured Group articles of association to ensure that shares allotted after the passing of this resolution and prior to 6.00 p.m. on the day prior to the date on which the Court confirms the reduction of capital in connection with the Scheme are caught by the Scheme; to ensure that, subject to the Scheme becoming effective, any shares issued by Countrywide Assured Group after that time can be compulsorily acquired by Countrywide; and to authorise Countrywide Assured Group to procure the transfer of Existing Ordinary Shares held by Overseas Shareholders to a nominee in certain circumstances and authorising the issue of the deferred share referred to in paragraph 3 of this explanatory statement;

Resolution 2: to approve the Countrywide Share Consolidation and the Chesnara Share Consolidation and to enable the Demerger to proceed by approving the Reduction of Capital;

Resolution 3: to approve the Countrywide Share Plans as described at paragraphs 5 and 11(d) of this Part 2 and in more detail in the Countrywide Listing Particulars;

Resolution 4: to approve the Chesnara Share Plans as described at paragraphs 5 and 11(d) of this Part 2 and in more detail in the Chesnara Listing Particulars; and

Resolution 5: to approve the Chesnara Management Performance Incentive Plan as described at paragraph 5 of this Part 2 and in more detail in the Chesnara Listing Particulars.

The resolutions referred to at numbers 1 and 2 above will be proposed as special resolutions. The remaining resolutions are ordinary resolutions. The majority required for the passing of the special resolutions is not less than three-fourths in value of the votes cast. A simple majority is required for the passing of the ordinary resolutions.

If the special resolution approving the amendments to the Countrywide Assured Group Articles is passed, any Existing Ordinary Shares issued to any person other than Countrywide after the Scheme Effective Time will be automatically exchanged for New Ordinary Shares in Countrywide on the basis described in that resolution. This will avoid any person other than Countrywide being left with Existing Ordinary Shares after dealings in such shares have ceased on the London Stock Exchange (which will occur at the close of business on the Scheme Effective Date).

16. Action to be taken

The Proposals are subject to the approval of Shareholders and it is important that you use your votes at each of the Court Meeting and the EGM.

Apart from completing and returning the Forms of Proxy, Shareholders need take no further action in relation to the Proposals.

Returning the Forms of Proxy will not prevent you from attending either the Court Meeting or the EGM and voting in person should you decide to do so.

17. Further information

Your attention is drawn to the recommendation of the Directors set out in Part 1 of this document.

The Scheme is set out in full in Part 6 of this document and additional information is set out in Part 5. Countrywide and Chesnara have prepared Listing Particulars in relation to the New Ordinary Shares and Chesnara Shares respectively. A copy of each of the Listing Particulars has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of the Financial Services and Markets Act 2000. The Listing Particulars accompany this document and are available, free of charge, from the registered office of Countrywide Assured Group at Countrywide House, Perry Way, Witham, Essex CM8 3SX and from the offices of Pinsents at Dashwood House, 69 Old Broad Street, London EC2M 1NR and will be available for inspection during normal business hours only at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Yours faithfully

for and on behalf of Hawkpoint

David Renton
Managing Director

Hugh Elwes
Director

PART 3

Taxation

1. UK taxation

A general summary of the UK tax consequences of the Proposals is set out below.

All Shareholders are advised to consult their own professional adviser about the tax consequences for them of the Proposals.

The comments below are based on existing UK law and what is understood to be current Inland Revenue practice, both of which are subject to change at any time, possibly with retroactive effect. They are intended only as a general guide and apply only to Shareholders who are resident or ordinarily resident for tax purposes in (and only in) the UK (except insofar as express reference is made to the treatment of non-UK residents), who hold their Existing Ordinary Shares as an investment and who are the absolute beneficial owners of such shares. The taxation position of certain shareholders who are subject to special rules, such as dealers in securities, broker-dealers, insurance companies and collective investment schemes, is not considered.

Persons who are in any doubt about their tax position, or who are resident for tax purposes or otherwise subject to taxation in a jurisdiction outside the UK, should consult their own professional advisers.

1.1. Capital gains tax

The Scheme

For the purposes of UK taxation of chargeable gains ("CGT") the Scheme should constitute a scheme of reconstruction. Clearance has been obtained from the Inland Revenue in respect of the Scheme under section 138 of the Taxation of Chargeable Gains Act 1992 ("TCGA").

Return of Capital

Subject to the following paragraph, the Return of Capital will result in Shareholders being treated as making a part disposal of their holding of Existing Ordinary Shares. The base cost of that part of their holding treated as disposed of will be determined for the purposes of calculating any chargeable gain or allowable loss on the part disposal by applying the formula A/(A+B) to the base cost in their Existing Ordinary Shares where A is the amount of the cash received by the Shareholder and B is the sum of the market value of the New Ordinary Shares and Chesnara Shares received by the Shareholders, using the values of those shares on the first day of dealing after the implementation of the Proposals. This could result in a chargeable gain or allowable loss arising.

Receipt of New Ordinary Shares

Shareholders should not, other than in respect of the Return of Capital as discussed above, be treated as making a disposal for CGT purposes of their Existing Ordinary Shares as a result of receiving New Ordinary Shares under the Scheme, and so no chargeable gain or allowable loss should arise on the cancellation of the Existing Ordinary Shares and the issue of New Ordinary Shares to them. Such New Ordinary Shares should be treated as the same asset as the Existing Ordinary Shares, acquired on the same date and for the same consideration as such Existing Ordinary Shares, less the amount of such acquisition cost applied to the Return of Capital in the manner described above.

Countrywide Share Consolidation

For CGT purposes, the Countrywide Share Consolidation should constitute a reorganisation of the Countrywide share capital. Accordingly, holders of New Ordinary Shares should not be treated as making a disposal of their New Ordinary Shares as a result of the Countrywide Share Consolidation.

After the Countrywide Share Consolidation, the New Ordinary Shares held should be treated as the same asset as the New Ordinary Shares held prior to the Countrywide Share Consolidation, and as acquired on the same date as, and for consideration equal to that at which, the New Ordinary Shares were deemed to be acquired under the Scheme.

The Demerger

For CGT purposes, the Demerger should constitute a scheme of reconstruction.

Clearance has been obtained from the Inland Revenue under sections 138 and 139 TCGA in respect of the Demerger. Accordingly, holders of New Ordinary Shares should not be treated as making a disposal for CGT purposes when they receive Chesnara Shares pursuant to the Demerger. Instead, the New Ordinary Shares and the Chesnara Shares shall be treated as the same asset acquired at the same time and for the same consideration as the Existing Ordinary Shares. The effect of this is discussed further below under the heading "Combined effect of the Proposals".

Chesnara Share Consolidation

For CGT purposes, the Chesnara Share Consolidation should constitute a reorganisation of the Chesnara share capital. Accordingly, holders of Chesnara Shares should not be treated as making a disposal of their Chesnara Shares as a result of the Chesnara Share Consolidation.

After the Chesnara Share Consolidation, the Chesnara Shares held should be treated as the same asset as the Chesnara Shares held prior to the Chesnara Share Consolidation, and as acquired on the same date as, and for consideration equal to that on which, the Chesnara Shares were deemed to be acquired under the Demerger.

Transactions in securities

In certain circumstances, section 703 of the Income and Corporation Taxes Act 1988 ("ICTA") may apply where a person obtains a tax advantage in consequence of a "transaction in securities". If section 703 ICTA were to apply to the Return of Capital, the receipt of the New Ordinary Shares or the Demerger, the general effect would be to tax such proceeds as an income distribution. However, in the opinion of Countrywide Assured Group and its tax advisers, section 703 ICTA should not apply to Shareholders in respect of the Return of Capital, the receipt of the New Ordinary Shares or the Demerger. The Inland Revenue has confirmed that no action under section 703 ICTA will be taken in respect of the receipt of the New Ordinary Shares or the Demerger.

Combined effect of the Proposals

In summary, the New Ordinary Shares and Chesnara Shares that will be held by a Shareholder following the Demerger should be treated as the same asset as the Shareholder's Existing Ordinary Shares and as being acquired on the same date as those Existing Ordinary Shares. The New Ordinary Shares and Chesnara Shares, taken together, should be treated as having been acquired for the same consideration as such Existing Ordinary Shares, less the amount of such acquisition cost attributable to the Return of Capital.

Accordingly, following the Scheme and the Demerger, a Shareholder's original base cost in their Existing Ordinary Shares, less the amount of such base costs attributed to the Return of Capital, should be apportioned between their New Ordinary Shares and their Chesnara Shares by reference to the market quotations of the New Ordinary Shares and the Chesnara Shares on the first day of dealings in such shares as derived from the Official List.

Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

No stamp duty or SDRT should be payable by Shareholders as a result of the cancellation of the Existing Ordinary Shares and the issue of the New Ordinary Shares under the Scheme or as a result of the issue of Chesnara Shares under the Demerger or the Countrywide Share Consolidation or the Chesnara Share Consolidation.

Special rules apply to the transfer or issue of shares to, or to a nominee or, in some cases, agent of, a person whose business is or includes issuing depository receipts or the provision of clearance services. Any such Shareholders are advised to consult their own advisers about the stamp duty and SDRT implications of the proposals.

1.2. Countrywide Assured Group Share Plans

The tax treatment for those who hold or acquire their Existing Ordinary Shares through one of the Countrywide Assured Group Share Plans may be different from that which applies to other Shareholders. Countrywide Assured Group will write to these individuals in due course to explain the effect of the Proposals on their participation in the Countrywide Assured Group Share Plans and to summarise the likely tax treatment.

1.3. Position of trustees

In relation to Shareholders who are trustees of trusts governed by English law, although regard must be had to the terms of each particular trust, the New Ordinary Shares and Return of Capital received under the Scheme and the Chesnara Shares received pursuant to the Demerger should, under current law and Inland Revenue practice, each generally be regarded as a capital receipt. In such a case, the general tax position of such trustees should be the same as that of Shareholders who are individuals (subject to specific rules applicable to trustees). If for any reason the cash or New Ordinary Shares received under the Scheme and/or the Chesnara Shares received pursuant to the Demerger are regarded in relation to any particular trust as an income receipt, the trust and tax implications (both for the trustees and the beneficiaries) may be different, and independent professional advice should be taken.

2. US taxation

Countrywide Assured Group Shareholders who are resident in the US or who may otherwise be subject to US tax in respect of their New Ordinary Shares or Chesnara Shares or in respect of the Return of Capital should consult their own tax advisers regarding the application of US federal income tax law to their particular circumstances, as well as any state, local, foreign and other consequences relevant to such US shareholder's particular circumstances.

PART 4

Summary of the material differences between the articles of association of Countrywide Assured Group plc and the articles of association of each of Countrywide plc and Chesnara plc

The material differences between the existing Countrywide Assured Group Articles and the New Articles are explained below. A copy of the New Articles and the Countrywide Assured Group Articles will be available for inspection as set out in section B of Part 5 of this document. In addition, detailed summaries of the New Articles are contained in the Listing Particulars.

The current Countrywide Assured Group Articles were last amended in 1998.

The material differences are:

- the New Articles reflect the authorised share capitals of Countrywide and Chesnara;
- the New Articles include provisions relating to the holding and transfer of uncertificated securities which are consistent with the Regulations;
- the New Articles make provision for electronic communications and in particular allow for electronic proxy appointments in accordance with current applicable best practice;
- when no response is received to a disclosure notice under section 212 of the Companies Act, the New Articles provide that Countrywide or Chesnara can issue a restriction notice within 14 days rather than 28 days as permitted by the Countrywide Assured Group Articles;
- the definition of ordinary business in the New Articles has been extended to cover resolutions authorising the disapplication of pre-emption rights, the purchase of own shares, and the making of scrip dividend offers, thereby bringing the definition into line with that contained in the Listing Rules;
- the New Articles make provision for the directors to make security arrangements at general meetings and for general meetings to be held at more than one location;
- the New Articles specify situations in which amendments to resolutions are and are not allowed;
- the New Articles provide that a demand for a poll must be made by three members, rather than by two members as is provided in the Countrywide Assured Group Articles;
- the New Articles require Countrywide or Chesnara to have between 2 and 20 directors, all of whom must retire by rotation at least every three years;
- the New Articles provide that there is no requirement for a director to retire at the age of 70 or any other age and section 293 of the Companies Act is disapplied;
- the aggregate ordinary remuneration of directors of Countrywide and Chesnara (excluding the salaries of executive directors, or special remuneration for the discharge of extra duties) is subject to a maximum of £250,000 unless otherwise established by ordinary resolution;
- the New Articles allow a director to be removed from office by the unanimous vote of all the other directors, whereas the Countrywide Assured Group Articles require 75 per cent. of the other directors to vote in favour of such removal;
- the New Articles provide that the Countrywide Group or the Chesnara Group, as the case may be, may not borrow more than three times the aggregate of share capital and consolidated reserves without prior shareholder approval. This is broadly similar to the limit imposed by the Countrywide Assured Group Articles although the method of expressing the limit is different. The New Articles for Countrywide also provide that the amounts borrowed by the Countrywide Group under the Facility Agreement shall be ignored for the purposes of the borrowing limit imposed by those New Articles; and
- the New Articles provide that the directors of Countrywide or Chesnara may vote upon resolutions relating to the purchase or maintenance of directors' liability insurance policies, even though they may be interested in such insurance. Furthermore, the entitlement of every director, the company secretary and other officers to be indemnified against losses incurred in the exercise of their duties does not extend to auditors.

PART 5

Additional information

Section A: Additional information relating to Countrywide Assured Group plc

1. Responsibility

The Directors of Countrywide Assured Group, whose names appear on page 4 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of those Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors' and other interests

(a) As at 17 March 2004 (being the latest practicable date prior to the publication of this document), the Directors and their immediate families had the beneficial interests in Existing Ordinary Shares shown in the table below, such interests being those: (a) which are required to be notified by each Director to the Company pursuant to section 324 or 328 of the Companies Act; (b) which are required pursuant to section 325 of the Companies Act to be entered in the register referred to therein; or (c) which are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under (a) or (b) above, and the existence of which is known to or could, with reasonable diligence, be ascertained by that Director:

Director	Number of Existing Ordinary Shares
Gerald Fitzjohn	442,086
Harry Hill	400,000
Michael Nower	268,740
Christopher Sporborg	267,410
Terry Marris	110,150
Anthony Crew	58,300
Anthony Ekins	34,148
Andrew Brown	20,000
Peter Mason	10,000
Christopher Shaw	6,877
Michael Gordon	—

In each case, this represents less than 0.15 per cent. of the issued share capital of Countrywide Assured Group.

In addition, each of the Executive Directors was interested as a potential beneficiary in the 2,383,909 Existing Ordinary Shares held by the Company's employee trust on 16 March 2004 (for this purpose being the latest practicable date prior to the publication of this document).

(b) As at 17 March 2004 (being the latest practicable date prior to the publication of this document) the following Directors had rights or options over Existing Ordinary Shares as summarised in the table below:

Share Options

	Date of grant		Number of Existing Ordinary	Option price (p)		Exercise dates	
Director	From	To	Shares	From	To	From	To
Harry Hill	22.04.98	15.04.02	1,244,734	74.4	151.0	22.04.05	15.04.12
Gerald Fitzjohn	14.04.98	15.04.02	917,703	56.0	151.0	22.04.04	15.04.12
Michael Nower	22.04.98	15.04.02	857,784	74.4	153.5	22.04.05	15.04.12
Terry Marris	14.04.98	15.04.02	721,916	74.4	151.0	22.04.04	15.04.12
Anthony Ekins	22.04.98	15.04.02	672,637	74.4	151.0	22.04.04	15.04.12
Anthony Crew	14.04.98	15.04.02	637,514	74.4	151.0	22.04.04	15.04.12
Christopher Shaw	22.04.98	11.10.02	466,921	75.2	152.0	22.04.05	15.04.12

Awards under EDIS 96

Director	**Date of grant**	**Number of Existing Ordinary Shares**	**Normal exercise date**
Harry Hill	12.05.99	201,117	12.05.06
Michael Nower	12.05.99	135,419	12.05.06
Gerald Fitzjohn	12.05.99	87,150	12.05.06
Terry Marris	12.05.99	67,039	12.03.06
Anthony Ekins	12.05.99	67,039	12.03.06
Anthony Crew	12.05.99	67,039	12.05.06

In addition, participants in the grant of options on 18 March 1999 under the Countrywide Executive Share Option Scheme 1996 who exercise those options will receive additional rights under EDIS 96, calculated by reference to the increase in the market value of the Existing Ordinary Shares since the date of grant. The number of Existing Ordinary Shares which each Executive Director would hold pursuant to these additional rights if the relevant options are exercised before the Scheme Effective Date based upon the market value of an Existing Ordinary Share on 16 March 2004 (for this purpose being the latest practicable date prior to the publication of this document) is included in the table above.

(c) No Director has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the Group and which were effected by any member of the Group in the current or immediately preceding financial year or which were effected during an earlier financial year and which remain in any respect outstanding or unperformed.

(d) The main terms on which each of the Executive Directors are employed by Countrywide Assured Group are set out below:

Director	**Date of contract**	**Salary**	**Notice period**
Harry Hill	31 October 1997	£285,490	6 months
Michael Nower	31 October 1997	£159,374	6 months
Gerald Fitzjohn	31 October 1997	£149,615	6 months
Terry Marris	31 October 1997	£142,758	6 months
Christopher Shaw	28 March 2002	£130,000	6 months
Anthony Ekins	31 October 1997	£125,616	6 months
Anthony Crew	31 October 1997	£114,964	6 months

All but two of the Executive Directors are employed by Countrywide Assured Group. The two exceptions are Mr Marris and Mr Shaw. Mr Marris is presently employed by Countrywide Assured Life Holdings Limited and Mr Shaw is presently employed by Countrywide Surveyors Limited. Both have agreed to transfer on their existing terms to become employed by Countrywide Assured Group with effect from Admission.

Upon Admission, the employment of Mr Hill and Mr Nower will transfer to Countrywide on their existing terms.

Mr Fitzjohn, Mr Ekins and Mr Crew will remain as employees of Countrywide Assured Group.

Mr Marris will also become a Non-executive Director of Chesnara upon Admission on the terms described in the Chesnara Listing Particulars.

The Executive Directors' benefits include use of a fully expensed motor car for business and private purposes; medical insurance cover for themselves and their spouses and dependent children under the age of 21; membership of a permanent health insurance scheme; and cover under a directors and officers' liability insurance policy.

In addition, the Executive Directors may at the discretion of the Board receive an annual bonus subject to achievement of certain targets.

Mr Hill, Mr Fitzjohn, Mr Shaw and Mr Crew recently agreed to cease entitlement to membership of the defined benefit section of a Group pension scheme and instead became entitled to membership of the defined contribution section of a Group pension scheme, and associated life insurance cover, death in service benefit and a widow's pension in the event of their death in service or retirement.

Mr Ekins recently agreed to cease entitlement to membership of the defined benefit section of a Group pension scheme and instead the Company has agreed to make contributions to a SIPP (self invested personal pension) and associated life assurance cover, death in service benefit and a widow's pension in the event of Mr Ekins' death in service or retirement.

Mr Marris is entitled to a defined benefit pension, life assurance cover, death in service benefit and a widow's pension in the event of Mr Marris' death in service or in retirement.

Mr Nower is entitled to certain contributions into a personal pension scheme nominated by him and associated life assurance cover, death in service benefit and a widow's pension in the event of Mr Nower's death in service.

The Executive Directors are also eligible to participate in the Countrywide Assured Group Share Plans.

Further details of the remuneration of Mr Hill and Mr Nower are set out in paragraph 7 of Part 5 of the Countrywide Listing Particulars.

The Executive Directors' service agreements with Countrywide Assured Group provide for their notice periods to be modified and for the restrictive covenants contained in their service agreements not to apply in certain circumstances. The service agreements state that if, as a result of a general offer made to members of Countrywide Assured Group or otherwise, a third party obtains control of Countrywide Assured Group then (a) the Executive Directors are entitled to terminate their employment on three months' notice, provided that such notice is served within one month of the third party obtaining control, and the restrictive covenants contained in the service agreements will not apply following any such termination and (b) the period of notice required to be given by Countrywide Assured Group to the Executive Director to terminate their employment will, for a period of 12 months from the date of the third party obtaining control, be extended to 12 months and the restrictive covenants contained in the service agreements will not apply following any such termination.

(e) Christopher Sporborg, Andrew Brown, Peter Mason and Michael Gordon serve Countrywide Assured Group as Non-executive Directors on the terms summarised below:

Non-executive Director	Date of appointment	Annual fee
Christopher Sporborg	1 October 1998	£74,000
Andrew Brown	31 March 2003	£30,000
Peter Mason	1 November 1999	£23,000
Michael Gordon	1 May 2002	£23,000

Each of the above appointments is for a term of three years and, thereafter, for a further period not exceeding three years.

Upon Admission, the letters of appointment of Michael Gordon, Andrew Brown and Peter Mason will be novated to Countrywide and their annual fees will be increased as set out in the Countrywide Listing Particulars.

Also upon Admission, Christopher Sporborg will enter into new letters of appointment as Non-executive Chairman of both Countrywide and Chesnara, on the terms described in the Countrywide Listing Particulars and the Chesnara Listing Particulars.

Mr Mason and Mr Gordon will also become Non-executive Directors of Chesnara upon Admission on the terms described in the Chesnara Listing Particulars.

Save as disclosed in paragraphs (d) and (e) above, there are no existing or proposed service agreements between any Director and any member of the Group.

(f) Save as disclosed below, as at 17 March 2004 (being the latest practicable date prior to the publication of this document), Countrywide Assured Group was not aware of any person who, directly or indirectly, is interested in 3 per cent. or more of the issued share capital of Countrywide Assured Group:

Holder of interest	Number of Existing Ordinary Shares	Percentage of issued share capital of Countrywide Assured Group
Fidelity International Limited	32,493,353	9.86%
AXA SA	29,717,155	9.02%
Legal & General Group plc	16,726,202	5.08%
Prudential plc	13,318,898	4.04%
Aviva plc	13,259,005	4.02%

3. Effect of the Proposals on Countrywide Assured Group Share Plans

The effect of the Proposals on Countrywide Assured Group Share Plans is summarised in paragraph 11 of part 2 of this document.

4. Material contracts

4.1 Countrywide Group

Summaries of the principal contents of contracts that have been entered into by members of the Countrywide Group otherwise than in the ordinary course of business (i) in the two years immediately prior to the date of this document and which are or may be material or (ii) otherwise than in the two years immediately prior to the date of this document which contain any provision under which any member of the Countrywide Group has any obligation or entitlement which is material to the Countrywide Group as at the date of this document are contained or referred to in paragraph 13 of Part 5 of the accompanying Listing Particulars for Countrywide.

4.2 Chesnara Group

Summaries of the principal contents of contracts that have been entered into by members of the Chesnara Group otherwise than in the ordinary course of business (i) in the two years immediately prior to the date of this document and which are or may be material or (ii) otherwise than in the two years immediately prior to the date of this document which contain any provision under which any member of the Chesnara Group has any obligation or entitlement which is material to the Chesnara Group as at the date of this document are contained or referred to in paragraph 14 of Part 7 of the accompanying Listing Particulars for Chesnara.

5. Litigation

5.1 Countrywide Group

Paragraph 12 of Part 5 of the Countrywide Listing Particulars sets out details of any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of the Countrywide Group and sets out details of any such proceedings pending or threatened by or against the Countrywide Group.

5.2 Chesnara Group

Paragraph 13 of Part 7 of the Chesnara Listing Particulars sets out details of any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of the Chesnara Group and sets out details of any such proceedings pending or threatened by or against the Chesnara Group.

6. Significant change

6.1 Countrywide Group

There has been no significant change in the financial or trading position of the Countrywide Group since 31 December 2003, the date to which Countrywide Assured Group prepared its last audited accounts.

6.2 Chesnara Group

There has been no significant change in the financial or trading position of the Chesnara Group since 31 December 2003, the date to which Countrywide Assured Group prepared its last audited accounts.

7. Working capital

Countrywide Assured Group is of the opinion that, assuming the Proposals become effective, the Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

Section B: Further additional information

1. Information on the CREST Settlement System

CREST, the computerised paperless system for settlement of securities transactions in the London and Irish Securities Markets, commenced operations in July 1996 and almost all listed companies have now joined CREST.

The Regulations provide for the transfer of shares in the UK without stock transfer forms, and the evidencing of title to shares without share certificates, through a computer based system and procedures, defined in the CREST Regulations as a "relevant system". CREST is the first "relevant system" and is operated by CRESTCo.

The New Articles contain specific provisions to enable shares to be dematerialised into a relevant system, including CREST. Copies of the New Articles are available for inspection at the address and times described in paragraph 4 of section B of this Part 5 below.

The boards of Countrywide and Chesnara have resolved to enable any or all of the New Ordinary Shares and any or all of the Chesnara Shares to join CREST and, accordingly, Countrywide Shareholders and Chesnara Shareholders will be able either to hold eligible shares in uncertified form in an account on the CREST system or to continue to hold them in the physical form of certificates. Shareholders will be able to choose whether or not to convert eligible shares into uncertificated form and the Registrars will continue to register written instructions of transfer and issue share certificates in respect of New Ordinary Shares or Chesnara Shares, as the case may be, held in certificated form.

It is anticipated that the New Ordinary Shares and the Chesnara Shares will be eligible to join CREST with effect from Admission.

2. Consents

Hawkpoint has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they are included.

3. Costs of Proposals

The total costs and expenses of, or incidental to, the Proposals are estimated to be approximately £10 million (exclusive of recoverable VAT).

4. Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (public holidays excepted) at Countrywide Assured Group's registered office at Countrywide House, Perry Way, Witham, Essex CM8 3SX and at the offices of Pinsents, Dashwood House, 69 Old Broad Street, London EC2M 1NR, until the Scheme is completed or lapses, and will also be available for inspection during, and for at least 15 minutes prior to, the Court Meeting and the EGM:

(a) the Memorandum and Articles of Association of Countrywide Assured Group (as currently in force, and as they will be following the proposed amendments to be approved at the EGM);

(b) the Memorandum of Association and New Articles of Countrywide and Chesnara respectively;

(c) the audited consolidated accounts of Countrywide Assured Group for the financial periods ended 31 December 2001, 31 December 2002 and 31 December 2003;

(d) the Countrywide Listing Particulars and the Chesnara Listing Particulars;

(e) the rules of the Countrywide Assured Group Share Plans, the Countrywide Share Plans, the Chesnara Share Plans and the Chesnara Management Performance Incentive Plan;

(f) the written consent of Hawkpoint referred to in paragraph 2 of section B of this Part 5;

(g) the Directors' service contracts and letters of appointment referred to in paragraph 2(d) and 2(e) of section A of this Part 5;

(h) the material contracts referred to in paragraph 4 of section A of this Part 5;

(i) the Scheme; and

(j) this document.

Dated 18 March 2004

PART 6

Scheme of Arrangement

No 1550 of 2004

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF COUNTRYWIDE ASSURED GROUP PLC
AND IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT
(under section 425 of the Companies Act 1985)
BETWEEN:
COUNTRYWIDE ASSURED GROUP PLC
and
THE HOLDERS OF ITS SCHEME SHARES
(as hereinafter defined)

PRELIMINARY

(A) In this Scheme, unless inconsistent with the subject or context, the following expressions shall mean:

"Articles of Association"	the articles of association of the Company as proposed to be amended by the Special Resolution
"business day"	a day (excluding Saturday or Sunday) on which banks generally are open in the City of London for the transaction of normal banking business
"certificated form"	recorded on the relevant register as being held in certificated form and title to which may be transferred by means of a stock transfer form
"Chesnara"	Chesnara plc, a public company incorporated in England and Wales with registered number 4947166
"Chesnara Shares"	ordinary shares of 2.5 pence each in the capital of Chesnara
"Countrywide"	Countrywide plc, a public company incorporated in England and Wales with registered number 4947152
"Countrywide Assured Group Shareholder"	a holder of Countrywide Assured Group Shares
"Countrywide Assured Group Shares"	ordinary shares of 5 pence each in the capital of the Company
"Countrywide Assured Group Share Plans"	the Countrywide Assured Group Executive Deferred Incentive Scheme, the Countrywide Assured Group Executive Deferred Incentive Scheme (1996), the Countrywide Assured Group Executive Share Bonus Scheme, the Countrywide Assured Group Executive Share Option Scheme, the Countrywide Assured Group Executive Share Option Scheme (1995) and the Countrywide Assured Group Savings Related Share Option Scheme (1996)
"Countrywide Assured Group" or "Company"	Countrywide Assured Group plc, a public company incorporated in England and Wales with registered number 1837522
"Countrywide Assured Life Holdings"	Countrywide Assured Life Holdings Limited, a private limited company which is incorporated in England and Wales with registered number 2662097 and which is the holding company within the Group for the Life Business
"Countrywide Reduction of Capital"	the proposed reduction of the capital of Countrywide under section 135 of the Companies Act 1985, as described in the Explanatory Statement

"Countrywide Share Consolidation"	the proposed consolidation of New Ordinary Shares on a 1 for 2 basis, to be effected by an extraordinary general meeting of Countrywide to be held prior to the Scheme Effective Time and to be given effect following the Scheme Effective Time and prior to the Demerger Record Time, as described in the Explanatory Statement
"Countrywide Shareholder"	a holder of New Ordinary Shares
"Court"	the High Court of Justice in England and Wales
"Court Meeting"	the meeting of the holders of Countrywide Assured Group Shares convened by Order of the Court pursuant to section 425 of the Companies Act 1985 to consider and, if thought fit, approve this Scheme, including any adjournment thereof
"CREST"	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo Limited in accordance with the Uncertificated Securities Regulations 2001 (SI 2001 No 3755)
"Deferred Share"	the deferred share of 5 pence in the capital of the Company described in Preliminary (B) below
"Demerger Effective Time"	the time at which the Demerger becomes effective
"Demerger Record Time"	6.00 a.m. (London time) on the day on which the Countrywide Reduction of Capital becomes effective
"Demerger"	means the proposed transfer of the Life Business from Countrywide to Chesnara to be effected by the Countrywide Reduction of Capital as described in the Explanatory Statement
"Explanatory Statement"	the explanatory statement sent to shareholders of the Company with this Scheme pursuant to section 426 of the Companies Act 1985
"Facility Agreement"	a facility agreement for a revolving credit facility in an amount up to £100,000,000 with HSBC Bank plc, Lloyds TSB Bank plc (acting through its division, Lloyds TSB Capital Markets) and The Royal Bank of Scotland plc as mandated joint lead arrangers, Lloyds TSB Bank plc (acting through its division, Lloyds TSB Capital Markets) as agent and HSBC Bank plc, Lloyds TSB Bank plc and The Royal Bank of Scotland plc as lenders
"Group"	the Company and its subsidiaries
"holder"	includes any person(s) entitled by transmission
"Intra Group Loan Agreement"	the intra group loan agreement, proposed to be entered into on or about 24 May 2004 between Countrywide and certain of its subsidiaries, pursuant to which it is intended that the Company will from time to time lend monies to Countrywide for working capital purposes and/or to satisfy obligations under the Facility Agreement and/or to facilitate the Return of Capital
"Life Business"	the life assurance business of the Group
"Life Business Transfer"	the proposed transfer by the Company of Countrywide Assured Life Holdings to Countrywide following the Scheme Effective Time and prior to the Demerger Record Time, as described in the Explanatory Statement
"New Ordinary Shares"	ordinary shares in the capital of Countrywide, the nominal value of which is to be adjusted at an extraordinary general meeting of Countrywide to be held prior to the Scheme Effective Time
"Non-Life Business"	the activities of Countrywide Assured Group which do not relate to the Life Business

"Return of Capital Amount"	the sum of £85 million divided by the total number of Scheme Shares
"Scheme"	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court
"Scheme Effective Date"	the date on which this Scheme becomes effective in accordance with its terms, expected to be 21 May 2004
"Scheme Effective Time"	the time at which this Scheme becomes effective in accordance with Clause 6 of this Scheme, expected to be shortly after 4.30 p.m. on 21 May 2004
"Scheme Record Time"	4.30 p.m. on the day on which this Scheme becomes effective (expected to be 21 May 2004)
"Scheme Shares"	(i) the Countrywide Assured Group Shares in issue at the date of this Scheme; (ii) any Countrywide Assured Group Shares issued after the date of this Scheme and prior to 6.00 p.m. (London time) on the day two days before the day of the Court Meeting or any adjournment thereof; and (iii) any Countrywide Assured Group Shares issued at or after the passing of the Special Resolution and prior to 6.00 p.m. (London time) on the day prior to the confirmation by the Court of the reduction of capital pursuant to Clause 1 of this Scheme in respect of which the original or any subsequent holders thereof shall be bound or shall have agreed in writing by such time to be bound by this Scheme
"Special Resolution"	the first resolution set out in the notice convening the Extraordinary General Meeting of the Company set out in Part 8 of the document dated 18 March 2004 addressed to Countrywide Assured Group Shareholders
"uncertificated" or "in uncertificated form"	recorded on the relevant register as being held in uncertificated form in CREST and title to which may be transferred by means of CREST

(B) The authorised share capital of the Company is £19,712,795.20 divided into 394,255,904 Ordinary Shares of 5 pence each, of which 329,442,065 Ordinary Shares have been issued, and are credited as fully paid, as at 17 March 2004 and the remainder are unissued. Prior to the Scheme Effective Time, it is proposed that one of the Ordinary Shares in the Company be reclassified as a Deferred Share and allotted and issued to Countrywide and credited as fully paid.

(C) Countrywide was incorporated as a public limited company on 29 October 2003. The authorised share capital of Countrywide at the date of this Scheme is £600,050,000 divided into 60,000,000,000 New Ordinary Shares of 1 penny each, two hundred of which have been allotted and issued and one redeemable preference share of £50,000, which has been allotted and issued. Countrywide obtained a trading certificate under section 117 of the Companies Act 1985 on 10 March 2004.

(D) It is proposed that prior to the Scheme Effective Time, the issued and unissued New Ordinary Shares will be consolidated into shares of a nominal value per share to be determined just prior to such consolidation. Further New Ordinary Shares of 1 penny each may be allotted and issued prior to such consolidation in order to ensure that the New Ordinary Shares in issue can be consolidated into whole New Ordinary Shares and so as to ensure that each Countrywide Shareholder will hold one New Ordinary Share at the Scheme Record Time as a result of such consolidation.

(E) The Directors of Countrywide Assured Group propose that, subject to the passing of the Special Resolution and prior to the sanctioning of this Scheme by the Court, Countrywide Assured Group will issue to Countrywide one deferred share of 5 pence.

(F) The purpose of this Scheme is to provide for the cancellation of the Scheme Shares and the issue to Countrywide of Countrywide Assured Group Shares in consideration of such cancellation and the allotment by Countrywide of New Ordinary Shares to the holders of the Scheme Shares and, subject to

the Facility Agreement becoming unconditional in all respects, the payment by Countrywide of approximately 25.8 pence per Countrywide Assured Group Share to such holders of the Scheme Shares.

(G) Subject to the passing of the Special Resolution, if, in respect of any holder of the Scheme Shares with a registered address outside the United Kingdom or who the Company reasonably believes is a citizen, resident or national of a jurisdiction outside the United Kingdom, the Company is advised that the allotment and issue of the New Ordinary Shares pursuant to Clause 2 of this Scheme would or might infringe the laws of any jurisdiction outside the United Kingdom or would or might require the Company or Countrywide to observe any governmental or other consent or any registration, filing or other formality with which the Company or Countrywide cannot comply or compliance with which the Company or Countrywide considers unduly onerous, the Company will (unless such shareholder satisfies the Company that no such infringement or requirement would apply) be authorised by the Articles of Association to appoint any person to execute as transferor an instrument of transfer transferring, prior to the Scheme Record Time, the Scheme Shares held by such holder to a nominee to hold such Scheme Shares on trust for that holder, on terms that the nominee shall:

(i) sell the Scheme Shares prior to the Scheme Effective Time; or

(ii) if it does not sell the Scheme Shares prior to the Scheme Effective Time, and subject to delay until after the admission of the New Ordinary Shares and the Chesnara Shares to the Official List of the Financial Services Authority acting in its capacity as United Kingdom Listing Authority and to trading on the London Stock Exchange plc's market for listed securities, sell:

(a) the New Ordinary Shares, if any, that it receives pursuant to the Scheme in respect of such Scheme Shares as soon as practicable following the Scheme Effective Time; and

(b) the Chesnara Shares, if any, that it receives pursuant to the Demerger in respect of the New Ordinary Shares referred to in (a) as soon as practicable following the Demerger Effective Time,

in each case at the best price which can reasonably be obtained at the time of sale and that (subject to instructions from Countrywide in relation to Countrywide's obligations pursuant to Clause 3.1 of this Scheme) the proceeds of such sale (net of the expenses of sale including commissions and value added tax), together, in the case of any sale pursuant to paragraph (ii) above, with the amount of any payments made by the Company or Countrywide to the nominee in respect of the Scheme Shares in question (provided such payment is made by reference to a record date falling on or before the Scheme Effective Date), shall be paid to such shareholder by delivering a cheque to, or crediting the CREST account of, such shareholder in accordance with the provisions of Clauses 3.1 and 3.2 of this Scheme.

(H) Subject to certain conditions being fulfilled, including this Scheme becoming effective (with or without any modification, alteration or condition which the Court may approve or impose), it is proposed that, following the transfer of Countrywide Assured Life Holdings to Countrywide, the Life Business be demerged from the Non-Life Business by transferring the shares of Countrywide Assured Life Holdings to Chesnara pursuant to a reduction of capital of Countrywide under which Countrywide will reduce the nominal value of each New Ordinary Share (pursuant to a special resolution of Countrywide Shareholders passed prior to the Scheme Effective Date) by an amount which, in aggregate, will exceed the market value of the Life Business (the amount of any such excess being taken to the reserves of Countrywide).

(I) Countrywide has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme and to consent thereto and to undertake to the Court to be bound thereby and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

The Scheme

1. Cancellation of Scheme Shares

1.1 The capital of the Company shall be reduced by cancelling the Scheme Shares.

1.2 Subject to and immediately upon the said reduction of capital taking effect:

1.2.1 the authorised share capital of the Company shall be increased to its former amount by the creation of such number of Countrywide Assured Group Shares as is equal to the number of Scheme Shares; and

1.2.2 the reserve arising in the books of account of the Company as a result of the said reduction of capital shall be capitalised and applied in paying up in full at par the Countrywide Assured Group Shares created pursuant to Clause 1.2.1 of this Scheme, which shall be allotted and issued credited as fully paid to Countrywide as holder of the Deferred Share or its nominee.

2. Consideration for the cancellation of the Scheme Shares

2.1 In consideration of the cancellation of the Scheme Shares and the allotment and issue of Countrywide Assured Group Shares as provided in Clause 1.2 of this Scheme, Countrywide shall (subject to the remaining provisions of this Clause):

2.1.1 allot and issue to the holders of the Scheme Shares (as appearing in the register of members of the Company at the Scheme Record Time) New Ordinary Shares, credited as fully paid, on the following basis:

For every Scheme Share then held 1 New Ordinary Share

and

2.1.2 provided that the Facility Agreement becomes unconditional in all respects, pay the Return of Capital Amount per Scheme Share to such holders in accordance with the provisions of Clauses 3.1 and 3.2 of this Scheme (and so that the aggregate entitlement of each such holder shall be rounded down to the nearest penny).

2.2 The New Ordinary Shares to be issued pursuant to this Clause 2 shall rank *pari passu* in all respects with all other fully paid New Ordinary Shares in issue at the Scheme Effective Time.

2.3 The provisions of this Clause 2 shall be subject to any prohibition or condition imposed by law.

3. Allotments and payment

3.1 Not later than 10 days after the Scheme Effective Time, Countrywide shall:

3.1.1 allot and issue all New Ordinary Shares which it is required to allot and issue to give effect to this Scheme and:

(a) in the case of any such shares issued in respect of Scheme Shares which were in certificated form at the Scheme Record Time, issue such New Ordinary Shares in certificated form and, after (a) the Countrywide Share Consolidation and (b) the Countrywide Reduction of Capital (provided that the Countrywide Reduction of Capital is effective within 7 days of the Scheme Effective Time), despatch or procure the despatch of certificates to reflect the holdings of New Ordinary Shares after the Countrywide Share Consolidation and if applicable, the Countrywide Reduction of Capital to the persons entitled thereto, or as they may direct, in accordance with the provisions of Clause 3.2 of this Scheme; and

(b) in the case of any such shares issued in respect of the Scheme Shares which were in uncertificated form at the Scheme Record Time, issue such New Ordinary Shares in uncertificated form and, after (a) the Countrywide Share Consolidation and (b) the Countrywide Reduction of Capital (provided that the Countrywide Reduction of Capital is effective within 7 days of the Scheme Effective Time), procure that CRESTCo Limited is instructed to credit the appropriate stock account in CREST of the holder concerned to reflect the holdings of New Ordinary Shares after the Countrywide Share Consolidation and, if applicable, the Countrywide Reduction of Capital; provided that Countrywide may settle all or part of the share consideration to which all or any holders of Scheme Shares are entitled in the manner referred to in Clause 3.1.1(a) of this Scheme if, for any reason, it considers it appropriate to do so;

3.1.2 subject to the Facility Agreement becoming unconditional in all respects as referred to in Clause 2.1.2, in the case of Scheme Shares which at the Scheme Record Time are in certificated form, despatch or procure the despatch of to the persons entitled thereto, or as they may direct, in accordance with the provisions of Clause 3.2 of this Scheme, cheques for the sums payable to them respectively in accordance with Clause 2.1 of this Scheme and, subject to the passing of the Special Resolution, Article 135 of the Articles of Association or, in the case of Scheme Shares which at the Scheme Record Time are in uncertificated form, ensure that an assured payment obligation in respect of the sums payable to the persons entitled thereto is created in accordance with the CREST assured payment arrangements, provided that Countrywide reserves the right to make payment of the said sums by cheque as aforesaid if, for any reason, it wishes to do so.

3.2 All despatches of certificates or cheques required to be made pursuant to this Scheme shall be effected by sending the same through the post in pre-paid envelopes addressed to the persons entitled thereto at their respective registered addresses as appearing in the register of members of the Company at the Scheme Record Time (or, in the case of joint holders, at the registered address as appearing in the said register at such time of one of the joint holders whose name then stands first in the said register in respect of such joint holding) or in accordance with any special instructions regarding communications, and neither the Company, Countrywide nor, subject to the passing of the Special Resolution, any nominee appointed by the Company pursuant to Article 135 (H) of the Articles of Association shall be responsible for any loss or delay in the transmission of any certificates or cheques sent in accordance with this sub-clause, which shall be sent at the risk of the persons entitled thereto.

3.3 All cheques shall be made payable to the holder or, in the case of joint holders, to the first named holder of the Scheme Shares concerned and the encashment of any such cheque shall be a complete discharge to the Company, Countrywide and, subject to the passing of the Special Resolution, any nominee appointed by the Company pursuant to Article 135 (H) of the Articles of Association for the monies represented thereby.

3.4 The provisions of this Clause shall take effect subject to any condition or prohibition imposed by law.

4. Certificates for Scheme Shares

With effect from the Scheme Effective Time:

4.1 all certificates representing holdings of Scheme Shares shall cease to have effect for any purpose and every holder thereof shall be bound at the request of the Company to deliver up such certificate(s) to the Company or as it may direct; and

4.2 CRESTCo Limited shall be instructed to cancel the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form.

5. Dividend mandates

5.1 All mandates and other instructions to the Company relating to Scheme Shares in force at the Scheme Record Time shall, unless and until revoked or amended, be deemed as from the Scheme Effective Time to be valid and effective mandates and instructions to Countrywide in relation to the corresponding New Ordinary Shares allotted and issued pursuant to this Scheme.

5.2 All mandates and other instructions to Countrywide applicable to New Ordinary Shares due to the operation of Clause 5.1 of this Scheme above shall, unless and until revoked or amended, be deemed, as from the Demerger Effective Time, also to be valid and effective mandates and instructions to Chesnara in relation to the corresponding Chesnara Shares allotted and issued pursuant to the Demerger.

6. The Scheme Effective Time

6.1 This Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning this Scheme under section 425 of the Companies Act 1985 and confirming under section 137 of the said Act the reduction of capital provided for by this Scheme shall have been delivered to the Registrar of Companies for registration and, in the case of the confirmation of the reduction of capital, registered by him.

6.2 Unless this Scheme shall have become effective on or before 30 September 2004, or such later date, if any, as the Company and Countrywide may agree and the Court may allow, the same shall never become effective.

7. Modification

The Company and Countrywide may jointly consent on behalf of all concerned to any modification of or addition to this Scheme or any condition which the Court may approve or impose.

8. Financial assistance

The Company shall be authorised and permitted following this Scheme becoming effective to:

8.1 dispose of the whole of the issued share capital of Countrywide Assured Life Holdings to Countrywide at or about market value on terms that the price payable by Countrywide is left outstanding and otherwise on such terms as the Directors of Countrywide Assured Group and Countrywide may agree;

8.2 enter into such guarantees, indemnities, set-off rights and other obligations as are required to be entered into by it in accordance with the terms of the Facility Agreement;

8.3 enter into the Intra Group Loan Agreement; and

8.4 pay certain fees, costs and expenses in connection with the Facility Agreement not exceeding £1.75 million (exclusive of recoverable VAT) in aggregate.

9. Demerger

The resolution of Countrywide to approve the Countrywide Reduction of Capital required to implement the Demerger (the "Resolution") may provide that if, in respect of any former holder of Scheme Shares who has a registered address in a jurisdiction outside the United Kingdom, or whom Countrywide reasonably believes to be a citizen, resident or national of a jurisdiction outside the United Kingdom, Countrywide is advised that the allotment and issue of Chesnara Shares pursuant to the Demerger would or might infringe the laws of any jurisdiction outside the United Kingdom or would or might require Countrywide or Chesnara to observe any governmental or other consent or any registration, filing or other formality with which Countrywide or Chesnara cannot comply or compliance with which Countrywide or Chesnara considers unduly onerous, Countrywide shall (unless such shareholder satisfies Countrywide that no such infringement or requirement would apply) be entitled to appoint any person to execute as transferor an instrument of transfer of the relevant New Ordinary Shares, transferring such New Ordinary Shares to a nominee appointed by Countrywide as trustee for such holder, prior to the Demerger Record Time on terms that the nominee shall, as soon as practicable following the Demerger Effective Time, sell the New Ordinary Shares and the Chesnara Shares, if any, that it receives in respect of such New Ordinary Shares under the Demerger at the best price which can reasonably be obtained at the time of sale and that the proceeds of such sale (net of the expenses of sale including commissions and value added tax) shall be paid to such shareholder by delivering a cheque to, or crediting the CREST account of, such shareholder in accordance with the Resolution. The instrument of transfer executed by such appointee of Countrywide shall be as effective as if it had been executed by the registered holder of or a person entitled by transmission to such New Ordinary Shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The Resolution may provide that, in the absence of bad faith or wilful default, none of Countrywide or Chesnara or any nominee so appointed shall be responsible for any loss or damage to any person arising from any transaction pursuant to the Resolution or any alleged insufficiencies of the terms or the timing of such sale and that any sale pursuant to the Resolution will be delayed until after the admission of the Chesnara Shares to the Official List of the Financial Services Authority acting in its capacity as United Kingdom Listing Authority and to trading on the London Stock Exchange plc's market for listed securities. In the case of New Ordinary Shares held in uncertificated form through CREST, the aforementioned provisions of the Resolution shall be subject to any restrictions applicable under the Uncertificated Securities Regulations 2001.

Dated 18 March 2004

PART 7

Notice of Court Meeting of holders of Existing Ordinary Shares

NOTICE OF COURT MEETING

No. 1550 of 2004

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

Mr Registrar Simmonds

IN THE MATTER OF COUNTRYWIDE ASSURED GROUP PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that by an Order dated 12 March 2004 made in the above matters the Court has directed a meeting to be convened of the holders of the Ordinary Shares of 5 pence each in the capital of Countrywide Assured Group plc (the "Company") for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between the Company and the holders of the Scheme Shares (as defined in the said Scheme of Arrangement) and that such meeting will be held at the offices of Pinsents at 1 Gresham Street, London EC2V 7BU on 28 April 2004 at 10.20 a.m. (or so soon thereafter as the annual general meeting of the Company convened for that date is concluded or adjourned) at which place and time all holders of the said shares are requested to attend.

A copy of the said Scheme of Arrangement and a copy of the statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.

Shareholders may vote in person at the said meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. A BLUE form of proxy for use at the said meeting is enclosed with this notice.

It is requested that forms of proxy be lodged with the Registrars of the Company, Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU by no later than 10.20 a.m. on 26 April 2004 but, if forms are not so lodged, they may be handed to the chairman at the meeting.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

Entitlement to vote at the meeting and the number of votes which may be cast thereat, will be determined by reference to the register of members of the Company at 6.00 p.m. on the day two days before the day of such meeting. If the meeting is adjourned, entitlement to attend and vote will be determined by reference to the register of members of the Company at 6.00 p.m. on the day two days before the day of such adjourned meeting.

By the said order, the Court has appointed Christopher Henry Sporborg or, failing him, Harry Douglas Hill or failing him, Michael Charles Nower, to act as chairman of the said meeting and has directed the chairman to report the result thereof to the Court.

The said Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated 18 March 2004

Pinsents
1 Park Row
Leeds LS1 5AB
Solicitors for the Company

PART 8

Notice of Extraordinary General Meeting

COUNTRYWIDE ASSURED GROUP PLC

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the offices of Pinsents at 1 Gresham Street, London EC2V 7BU on 28 April 2004 at 10.30 a.m. (or as soon thereafter as the meeting of the holders of the Ordinary Shares of the Company convened for 10.20 a.m. on the same day and at the same place by an order of the High Court of Justice shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions, of which Resolutions 1 and 2 will be proposed as special resolutions and Resolutions 3 to 5 will be proposed as ordinary resolutions:

SPECIAL RESOLUTIONS

1. New holding company

THAT, subject to the passing of the resolution numbered 2 set out in the notice convening this meeting, the introduction of Countrywide plc as the ultimate holding company of the Company and its subsidiaries as described in the Circular to shareholders in the Company dated 18 March 2004 be and is hereby approved and, in connection therewith:

1.1 for the purpose of giving effect to the Scheme of Arrangement dated 18 March 2004 between the Company and the holders of its Scheme Shares (as defined in the said Scheme), a print of which has been produced to this meeting and for the purpose of identification signed by the chairman thereof, in its original form or with any modification, addition or condition approved or imposed by the Court (the "**Scheme**"):

1.1.1 the capital of the Company be reduced by cancelling the said Scheme Shares; and

1.1.2 subject to and forthwith upon the said reduction of capital taking effect:

(a) the authorised capital of the Company be increased to its former amount by the creation of such number of Ordinary Shares of 5 pence each as is equal to the number of the said Scheme Shares;

(b) the reserve arising in the books of account of the Company as a result of the said reduction of capital be capitalised and applied in paying up in full at par the Ordinary Shares referred to in paragraph (a) above, such Ordinary Shares to be allotted and issued credited as fully paid to Countrywide plc or its nominee; and

(c) the directors of the Company be generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the "**Act**") to allot the Ordinary Shares referred to in paragraph (b) above, provided that (1) the maximum nominal amount of shares which may be allotted hereunder is £50 million, (2) this authority shall expire on 31 December 2008 and (3) this authority shall be in addition and without prejudice to any other authority under the said section 80 previously granted and in force on the date on which this resolution is passed;

1.2 with effect from the passing of this Resolution, the Articles of Association of the Company be altered by the inclusion of the following new article 135:

(A) "In this Article, the "**Scheme**" means the Scheme of Arrangement dated 18 March 2004 between the Company and the holder of its Scheme Shares (as defined in the said Scheme), a print of which was signed for the purpose of identification by the chairman of the Extraordinary General Meeting of the Company convened for 28 April 2004, in its original form or with any modification, addition or condition approved or imposed by the Court. Expressions defined in the Scheme shall, save as herein otherwise provided, have the same meaning in this Article. For the purposes of this Article, "**Circular**" means the circular of the Company dated 18 March 2004 and sent to shareholders of the Company in connection with the Scheme, "**Countrywide**" means Countrywide plc and "**Chesnara**" means Chesnara plc.

(B) Notwithstanding any other provision of these Articles, if the Company issues any Ordinary Shares of 5 pence each (other than to Countrywide or its nominees) on or after the adoption of this Article and prior to 6.00 p.m. (London time) on the day before the date on which the Court confirms the reduction of capital of the Company pursuant to Clause 1.1 of the Scheme, such shares shall be allotted and issued subject to the terms of the Scheme and the holders of such shares shall be bound by the Scheme accordingly.

(C) Subject to the Scheme becoming effective, if any shares in the Company are allotted or issued to any person (other than to Countrywide or any subsidiary undertaking of Countrywide or anyone acting on behalf of Countrywide or any subsidiary undertaking of Countrywide) (the **"Vendor"**) on or after 6.00 p.m. (London time) on the day before the date on which the Court confirms the reduction of capital of the Company pursuant to Clause 1.1 of the Scheme, such shares (the **"Disposal Shares"**) shall be immediately transferred to Countrywide in consideration for the allotment and issue to the Vendor of an equal number of shares in Countrywide (the **"Countrywide Shares"**).

(D) Countrywide Shares issued to the Vendor pursuant to paragraph (C) of this Article shall be credited as fully paid and rank *pari passu* in all respects with all other Countrywide Shares in issue at the time (other than as regards any dividend or other distribution payable by reference to a record time preceding the date of the acquisition by the Vendor of the Disposal Shares, or the Scheme Effective Time, whichever is later) and be subject to the Memorandum and Articles of Association of Countrywide.

(E) If any reorganisation of or material alteration to the share capital of the Company or of Countrywide occurs after the Scheme Effective Time (other than a reduction in the capital of Countrywide in connection with the separation of the Life Business from Countrywide following the transfer of the companies carrying on the Life Business to Countrywide, but including the consolidation of Countrywide Shares, each as described in the Circular), the number of Countrywide Shares to be issued to any Vendor under paragraph (C) of this Article after the time of such reorganisation or alteration shall be the number required by these provisions multiplied by such factor as the Countrywide Directors determine to be appropriate to reflect the terms of the reorganisation or alteration.

(F) No fraction of a Countrywide Share shall be allotted to a Vendor pursuant to this Article, but the entitlement of each Vendor who would otherwise have been entitled to a fraction of a Countrywide Share shall be rounded down to the nearest whole number.

(G) To give effect to any transfer of the Disposal Shares, the Company may appoint any person to execute and deliver as transferor a form or instruction of transfer on behalf of the Vendor in favour of Countrywide. Pending the registration of Countrywide as the holder of any Disposal Shares, Countrywide shall be empowered to appoint a person to act as attorney on behalf of the Vendor in accordance with such directions as Countrywide may give in relation to any dealings with or disposal of such shares (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and, if a person is so appointed to act as attorney, the Vendor shall not be entitled to exercise any rights attaching thereto except:

(a) to the extent that the person appointed to act as attorney fails to act in accordance with the directions of Countrywide; and

(b) in accordance with the directions of Countrywide.

(H) In connection with the Scheme, if, in respect of any holder of Scheme Shares with a registered address outside the United Kingdom or who the Company reasonably believes is a citizen, resident or national of a jurisdiction outside the United Kingdom, the Company is advised that the allotment and issue of the Countrywide Shares pursuant to Clause 2 of the Scheme would or might infringe the laws of any jurisdiction outside the United Kingdom or would or might require the Company or Countrywide to observe any governmental or other consent or any registration, filing or other formality with which the Company or Countrywide cannot comply or compliance with which the Company or Countrywide considers unduly onerous, the Company shall (unless such shareholder satisfies the Company that no such infringement or requirement would apply) be entitled to appoint any person to execute as transferor an instrument of transfer transferring, prior to the Scheme Record Time, the Scheme Shares held by such holder to a nominee to hold such Scheme Shares on trust for that holder, on terms that the nominee shall:

(a) sell the Scheme Shares prior to the Scheme Effective Time; or

(b) if it does not sell the Scheme Shares, and subject to delay until the admission of the Countrywide Shares and the Chesnara Shares to the Official List of the Financial Services Authority acting in its capacity as United Kingdom Listing Authority and to trading on the London Stock Exchange plc's market for listed securities, sell:

(i) the Countrywide Shares, if any, that it receives pursuant to the Scheme in respect of such shares as soon as practicable following the Scheme Effective Time; and

(ii) the Chesnara Shares, if any, that it receives in respect of the Countrywide Shares referred to in (i) as soon as practicable following the Demerger Effective Time;

in each case at the best price which can reasonably be obtained at the time of sale and that (subject to instructions from Countrywide in relation to Countrywide's obligations pursuant to Clause 3.1 of the Scheme) the proceeds of such sale (net of the expenses of sale including commissions and value added tax), together, in the case of any sale pursuant to paragraph (b) above, with the amount of any payments made by the Company or Countrywide to the nominee in respect of the Scheme Shares in question (provided such payment is made by reference to a record date falling on or before the Scheme Effective Date), shall be paid to such shareholder by delivering a cheque to, or crediting the CREST account of, such shareholder in accordance with the provisions of Clauses 3.1 and 3.2 of the Scheme.

(I) The instrument of transfer executed by an appointee of the Company pursuant to Article 135(H) above shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to the Scheme Shares to which such instrument relates and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto.

(J) In the absence of bad faith or wilful default, neither the Company, Countrywide, Chesnara nor any nominee appointed by the Company pursuant to Article 135(H) above shall be responsible for any loss or damage to any person arising from any transaction pursuant to this Article 135 or for any alleged insufficiencies of the terms or the timing of such sale.

(K) In the case of Scheme Shares held in uncertificated form through CREST, the provisions of Article 135(H) above are subject to any restrictions applicable under the Uncertificated Securities Regulations 2001";

1.3 with effect from the passing of this Resolution:

1.3.1 one authorised but unissued ordinary share of the Company be reclassified as a Deferred Share of 5 pence, such Deferred Share to have all the rights of an Ordinary Share as set out in the Articles of Association of the Company, save that:

(a) the holder of the Deferred Share shall not be entitled, otherwise than pursuant to the Scheme, to receive a dividend nor to have any other right of participation in the profits of the Company;

(b) the holder of the Deferred Share shall have no right to attend or vote at any general meeting of the Company;

(c) on a return of capital on the winding-up of the Company or otherwise, the holder of the Deferred Share shall be entitled, subject to the payment to the holders of all other classes of shares of the amount paid up on such shares, to a repayment of the capital paid up on the Deferred Share, but shall have no further rights of participation in the assets of the Company;

1.3.2 the Directors be generally and unconditionally authorised for the purposes of section 80 of the Act to allot the said Deferred Share provided that (1) this authority shall expire on 31 December 2008 and (2) this authority shall be in addition and without prejudice to any authority under the said section 80 previously granted and in force on the date on which this resolution is passed;

1.3.3 pursuant to and during the period of the said authority the Directors be empowered to allot the said Deferred Share wholly for cash as if section 89(1) of the Act did not apply to any such allotment;

1.3.4 words and expressions defined in or for the purposes of Part IV of the Act shall bear the same meanings in this resolution.

2. Demerger of the Life Business, Countrywide Share Consolidation and Chesnara Share Consolidation

THAT, subject to the passing of the resolution numbered 1 set out in the notice convening this meeting:

2.1 the transfer of the shares of Countrywide Assured Life Holdings Limited to Countrywide plc and the subsequent demerger of the Life Business from Countrywide plc, each as described in the Circular to shareholders in the Company dated 18 March 2004 (the "**Circular**") be approved, together with the proposed reduction in the capital of Countrywide plc described in the Countrywide plc Listing Particulars dated 18 March 2004;

2.2 the proposed consolidation of Ordinary Shares in the capital of Countrywide plc (as described in the Circular, a print of which has been produced to this meeting and for the purpose of identification signed by the chairman thereof) be and is hereby approved; and

2.3 the proposed consolidation of Ordinary Shares in the capital of Chesnara plc (as described in the Circular, a print of which has been produced to this meeting and for the purpose of identification signed by the chairman thereof) be and is hereby approved.

ORDINARY RESOLUTIONS

3. Countrywide Share Plans

THAT, subject to the passing of the resolution numbered 1 set out in the notice convening the meeting, the Countrywide Share Plans (as defined in the Circular to shareholders in the Company dated 18 March 2004) be approved and the directors of Countrywide plc be authorised to do all acts and things necessary to adopt and operate the Countrywide Share Plans including making such modifications as those directors may consider appropriate with a view to obtaining the approval of the Inland Revenue (where required), to meet the requirements of the UK Listing Authority and to comply with best corporate governance practice and to establish further share plans as and when required but with modifications to take account of local tax, exchange control or securities law in territories outside the UK.

4. Chesnara Share Plans

THAT, subject to the passing of the resolution numbered 1 set out in the notice convening the meeting, the Chesnara Share Plans (as defined in the Circular to shareholders in the Company dated 18 March 2004) be approved and the directors of Chesnara plc be authorised to do all acts and things necessary to adopt and operate the Chesnara Share Plans including making such modifications as those directors may consider appropriate with a view to obtaining the approval of the Inland Revenue (where required), to meet the requirements of the UK Listing Authority and to comply with best corporate governance practice.

5. Chesnara Management Performance Incentive Plan

THAT, subject to the passing of the resolution numbered 1 set out in the notice convening the meeting, the Chesnara Management Performance Incentive Plan (as defined in the Circular to shareholders in the Company dated 18 March 2004) be approved and the directors of Chesnara plc be authorised to do all acts and things necessary to adopt and operate the Chesnara Management Performance Incentive Plan including making such modifications as those directors may consider appropriate to meet the requirements of the UK Listing Authority or to comply with best corporate governance practice.

Registered office:
Countrywide House
Perry Way
Witham
Essex CM8 3SX

By order of the Board
G R Williams
Company Secretary

18 March 2004

Notes:

1. Members of the Company entitled to attend and vote at the meeting are entitled to appoint a proxy or proxies to attend and on a poll to vote in their place. A proxy need not be a member of the Company.
2. To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a duly certified copy thereof, must be lodged with the Company's registrars, Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not less than 48 hours before the time set for the meeting or adjourned meeting (as the case may be).
3. Entitlement to vote at the meeting or any adjournment thereof and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on the day two days before the day of the meeting or adjourned meeting (as the case may be).
4. For the purposes of section 95(5) of the Companies Act 1985, the Board recommends resolution 1.3.3 in order to facilitate the issue of ordinary shares in the capital of Countrywide Assured Group plc to Countrywide plc, pursuant to the Scheme. The amount to be paid to Countrywide Assured Group plc in respect of the allotment of the Deferred Share will be its nominal value, which the Board believes is the appropriate amount to be paid in respect of such allotment, given the nature and extent of the rights attaching to the Deferred Share.

Definitions

The following definitions shall apply to words and phrases used in this document except where the context requires otherwise, and except in Parts 6, 7 and 8 of this document which contain separate definitions.

"Admission", "Introduction" or "Listing"	admission of the New Ordinary Shares or the Chesnara Shares, as the case may be, to (i) the Official List and (ii) trading on the London Stock Exchange's markets for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards;
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated April 2002 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities;
"Annual General Meeting"	the annual general meeting of Countrywide Assured Group plc convened for 28 April 2004 and any adjournment thereof;
"Board" or "Directors"	the directors of Countrywide Assured Group whose names are set out on page 4 of this document or, following the Scheme becoming effective, of Countrywide or Chesnara as the context may require, whose names are set out on page 9 of this document;
"Business Day"	a day (excluding Saturday or Sunday or public holidays in England and Wales) on which banks generally are open for business in the City of London for the transaction of normal banking business;
"certificated form"	recorded on the relevant register as being held in certificated form and title to which may be transferred by means of a stock transfer form;
"Chesnara"	Chesnara plc, incorporated and registered in England and Wales under the Companies Act, with registered number 4947166, which will, following the Demerger Effective Time, be the ultimate holding company for the Life Business;
"Chesnara Group"	Chesnara and those entities (including Countrywide Assured Life Holdings Limited) which, upon the completion of the Demerger, will have become its subsidiaries and subsidiary undertakings;
"Chesnara Listing Particulars"	the listing particulars dated 18 March 2004 relating to Chesnara, which accompany this document;
"Chesnara Management Performance Incentive Plan"	the cash-based performance incentive plan for Chesnara directors and senior management, as described in paragraph 5 of Part 2 of this document and in the Chesnara Listing Particulars;
"Chesnara Share Plans"	the Chesnara Sharesave Plan, the Chesnara Approved Share Option Plan and the Chesnara Unapproved Share Option Plan as described in the Chesnara Listing Particulars;
"Chesnara Share Consolidation"	the proposed consolidation of Chesnara Shares on a 1 for 2 basis, to be approved at an extraordinary general meeting of Chesnara to be held prior to the Demerger Effective Time and to be effected after the Demerger Effective Time but prior to the Admission of the Chesnara Shares;
"Chesnara Share Consolidation Record Time"	8.00 a.m. on the day of the implementation of the Chesnara Share Consolidation (or, if later, immediately after the registration by the Registrar of Companies of the court order and minute (in the form approved by the court) in respect of the Reduction of Capital and the issue of the Chesnara Shares pursuant to the Demerger);
"Chesnara Shares"	the ordinary shares in the capital of Chesnara to be issued pursuant to the Demerger;

"Chesnara Subscribers"	two partners of Pinsents, solicitors for Countrywide Assured Group;
"Companies Act"	the Companies Act 1985, as amended;
"Countrywide"	Countrywide plc, incorporated and registered in England and Wales under the Companies Act with registered number 4947152 and the parent company of the Group following the Scheme becoming effective;
"Countrywide Assured Group Articles"	the current articles of association of the Company;
"Countrywide Assured Group" or the "Company"	Countrywide Assured Group plc, incorporated and registered in England and Wales under the Companies Act with registered number 1837522;
"Countrywide Assured Group Share Plans"	the EDIS, the EDIS 1996, the ESBS, the ESOS, the ESOS 1995, the ESOS 1996 and the SAYE Scheme;
"Countrywide Assured Life Holdings Limited"	Countrywide Assured Life Holdings Limited, a private limited company which is incorporated in England and Wales with registered number 2662097 and which is the holding company within the Group for the Life Business;
"Countrywide Group" or "Group"	Countrywide Assured Group plc (or following the Scheme becoming effective, Countrywide) and its subsidiary undertakings;
"Countrywide Listing Particulars"	the listing particulars dated 18 March 2004 relating to Countrywide, which accompany this document;
"Countrywide Shareholders"	holders of New Ordinary Shares;
"Countrywide Share Consolidation"	the proposed consolidation of New Ordinary Shares on a 1 for 2 basis, to be approved by an extraordinary general meeting of Countrywide to be held prior to the Scheme Effective Time and to be effected after the Scheme Effective Time but prior to the hearing by the Court of the Reduction of Capital petition;
"Countrywide Share Consolidation Record Time"	12.01 a.m. on the day of the implementation of the Countrywide Share Consolidation;
"Countrywide Share Plans"	the Countrywide Sharesave Plan, the Countrywide Approved Share Option Plan and the Countrywide Unapproved Share Option Plan as described in the Countrywide Listing Particulars;
"Countrywide Subscribers"	two partners of Pinsents, solicitors for Countrywide Assured Group;
"Court"	the High Court of Justice in England and Wales;
"Court Meeting"	the meeting of Countrywide Assured Group Shareholders convened by order of the Court for 28 April 2004, notice of which is set out in Part 7 of this document and any adjournment thereof;
"CREST"	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations;
"CREST Shareholders"	Shareholders holding in uncertificated form in CREST;
"CRESTCo"	CRESTCo Limited, the operator of CREST;
"Daily Official List"	the Stock Exchange Daily Official List published by the London Stock Exchange;
"Demerger"	the proposed transfer of the Life Business from Countrywide to Chesnara, to be effected by the Reduction of Capital, as described in this document;
"Demerger Effective Time"	the time at which the Demerger becomes effective, expected to be immediately before 8.00 a.m. on 25 May 2004;

"Demerger Record Time"	6.00 a.m. on the day on which the Reduction of Capital becomes effective;
"EDIS"	the Countrywide Assured Group Executive Deferred Incentive Scheme;
"EDIS 1996"	the Countrywide Assured Group Executive Deferred Incentive Scheme (1996);
"EGM" or "Extraordinary General Meeting"	the extraordinary general meeting of the Company, notice of which is set out in Part 8 of this document and any adjournment thereof;
"ESBS"	the Countrywide Assured Group Executive Share Bonus Scheme;
"ESOS"	the Countrywide Assured Group Executive Share Option Scheme;
"ESOS 1995"	the Countrywide Assured Group Executive Share Option Scheme (1995);
"ESOS 1996"	the Countrywide Assured Group Executive Share Option Scheme (1996);
"Executive Directors"	the executive directors of Countrywide Assured Group, Countrywide or Chesnara, as the context may require;
"Existing Ordinary Shares" or "Countrywide Assured Group Shares"	ordinary shares with a nominal value of 5 pence each in the capital of Countrywide Assured Group;
"Explanatory Statement"	the statement contained in Part 2 of this document in compliance with section 426 of the Companies Act;
"Facility Agreement"	a facility agreement for a revolving credit facility in an amount up to £100,000,000 with HSBC Bank plc, Lloyds TSB Bank plc (acting through its division, Lloyds TSB Capital Markets) and The Royal Bank of Scotland plc as mandated joint lead arrangers, Lloyds TSB Bank plc (acting through its division, Lloyds TSB Capital Markets) as agent and HSBC Bank plc, Lloyds TSB Bank plc and The Royal Bank of Scotland plc as lenders;
"Form of Proxy"	the BLUE form of proxy for use at the Court Meeting or the GREEN form of proxy for use at the EGM as the context may require, and the notes thereon, and "Forms of Proxy" shall mean both of them;
"Guaranteed Growth Bonds"	corporate bonds where the capital invested is protected but the income received depends on the performance of a particular index;
"Guaranteed Income Bonds"	corporate bonds paying a fixed rate of income during their lifetime where the value of capital depends on a particular index or a collection of stocks;
"Hawkpoint"	Hawkpoint Partners Limited;
"holder"	includes any person(s) entitled by transmission;
"Home Information Packs"	property vendor information packs originally proposed by The Homes Bill 2000 and expected to be introduced into the UK by 2007;
"Life Business"	the life assurance activities of the Countrywide Group;
"Listing Particulars"	the Countrywide Listing Particulars and the Chesnara Listing Particulars;
"Listing Rules"	the rules and regulations made by the UK Listing Authority pursuant to section 74 of the Financial Services and Markets Act 2000 as amended from time to time;
"London Stock Exchange"	the London Stock Exchange plc or any registered investment exchange for the purposes of the Financial Services and Markets Act 2000 which may take over the function of the London Stock Exchange plc;

"New Articles"	the new Articles of Association proposed to be adopted by Countrywide and/or the new Articles of Association proposed to be adopted by Chesnara, as the context may require;
"New Ordinary Shares"	the ordinary shares in the capital of Countrywide to be issued pursuant to the Scheme;
"Non-life Business"	the activities of the Countrywide Group which do not relate to the Life Business;
"Numis"	Numis Securities Limited;
"Official List"	the Official List of the UK Listing Authority;
"Optionholders"	holders of options to acquire Countrywide Assured Group Shares under the Countrywide Assured Group Share Plans;
"Overseas Shareholders"	shareholders resident in, or citizens of, jurisdictions outside of the UK;
"Petition"	the petition to the Court to sanction the Scheme or the petition to the Court to sanction the Reduction of Capital, as the context may require;
"Proposals"	the Scheme, the Return of Capital, the Countrywide Share Consolidation, the Chesnara Share Consolidation, the Demerger, the adoption of the Chesnara Management Performance Incentive Plan, the Countrywide Share Plans and the Chesnara Share Plans and, where the context so requires, the 2003 Final Dividend;
"Reduction of Capital"	the proposed reduction of capital of Countrywide under section 135 of the Companies Act, described in this document;
"Registrar of Companies"	the registrar of companies in England and Wales;
"Regulations"	the Uncertificated Securities Regulations 2001;
"Return of Capital"	the proposed payment of £85 million in aggregate to Shareholders pursuant to the Scheme;
"SAYE Scheme"	the Countrywide Assured Group Savings Related Share Option Scheme (1996);
"Scheme" or "Scheme of Arrangement"	the scheme of arrangement under section 425 of the Companies Act set out in Part 6 of this document, in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;
"Scheme Effective Date"	the date on which the Scheme becomes effective in accordance with its terms, expected to be 21 May 2004;
"Scheme Effective Time"	the time at which the Scheme becomes effective in accordance with its terms, expected to be shortly after 4.30 p.m. on 21 May 2004;
"Scheme Record Time"	4.30 p.m. on the day on which the Scheme is expected to become effective (expected to be 21 May 2004);
"Scheme Shares"	(i) the Countrywide Assured Group Shares in issue at the date of the Scheme; (ii) any Countrywide Assured Group Shares issued after the date of the Scheme and prior to 6.00 p.m. (London time) on the day two days before the day of the Court Meeting or any adjournment thereof; and (iii) any Countrywide Assured Group Shares issued at or after the passing of the Special Resolution and prior to 6.00 p.m. (London time) on the day prior to the confirmation by the Court of the reduction of capital pursuant to Clause 1 of the Scheme in respect of which the original or any subsequent holders thereof shall be

	bound or shall have agreed in writing by such time to be bound by the Scheme;
"SEC"	the United States Securities and Exchange Commission;
"Shareholders" or "Countrywide Assured Group Shareholders"	holders of Existing Ordinary Shares;
"Special Resolution"	the first resolution set out in the notice convening the Extraordinary General Meeting;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 and in the exercise of its functioning in respect of the admission to the Official List otherwise than in accordance with Part VI of the Financial Services and Markets Act 2000;
"uncertificated" or "uncertificated form"	recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST;
"US" or "United States"	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia;
"US Securities Act"	the United States Securities Act of 1933, as amended;
"US Shareholder"	Countrywide Assured Group Shareholders with US registered addresses; and
"2003 Final Dividend"	the dividend of 4.75 pence per Existing Ordinary Share proposed to be paid by the Company, in respect of the financial year ended 31 December 2003, to Shareholders who appear on the register of members of the Company at 4.30 p.m. on 21 May 2004.

Printed by greenaways, a member of the ormolu group. T146624

1.3

Regulatory Announcement

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Company	Countrywide Plc
TIDM	CWD
Headline	Transaction in Own Shares
Released	14:18 19-Sep-05
Number	PRNUK-1909

19 September 2005

.Purchase of Own Shares

Pursuant to Resolution 13, passed at the AGM held on 27 April 2005, the Company was authorised to buyback up to 17,028,751 ordinary shares. The Board of Directors announces that on 16 September 2005 the Company purchased, through Panmure Gordon & Co., 25,039 ordinary shares of 5p each at 364.5p per share. This was subsequent to the Company's announcement in its Interim Report of 11 August 2005, in which the Directors stated that the Company would buyback shares up to the value of £6.3 million before the end of the year.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 275,039 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 178,543,913.

Director/Company Secretary

Countrywide plc

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Transaction in Own Shares
Released	17:31 19-Aug-05
Number	PRNUK-1908

19 August 2005

Countrywide plc (the 'Company')

Transaction in Own Shares

Countrywide plc announces that, pursuant to Resolution 13 which was passed at the AGM held on 27 April 2005 thereby authorising the Company to buyback up to 17,028,751 ordinary shares and subsequent to its announcement in its Interim Report of 11 August 2005, in which the directors stated that the Company would buyback shares up to the value of £6.5 million in lieu of paying a dividend, the Company has today purchased, through Panmure Gordon & Co, 250,000 ordinary shares of 5p each at between 349 pence per share and 351 pence per share.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc holds 250,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is now 178,511,847.

Director

Countrywide plc

For further information please contact:

Harry Hill, Group, Managing Director Tel: 01376 533 700

END

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1.4

Regulatory Announcement

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Company	Countrywide Plc
TIDM	CWD
Headline	Director/PDMR Shareholding
Released	14:28 07-Sep-05
Number	PRNUK-0709

7 September 2005

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following purchase of Ordinary 5p Shares in the Company in respect of Mr H D Hill, Managing Director of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares Purchased	Price Per Share
07/09/05	07/09/05	H D Hill	30,000	344p

Following the above transaction, Mr Hill's shareholding in the Company has increased from 435,000 to 465,000 shares, representing 0.26% of the issued share capital of the Company.

Director/Company Secretary

Countrywide Assured Group plc

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Notification of Directors Shareholding
Released	17:10 12-Aug-05
Number	PRNUK-1208

12 August 2005

The Board of Directors of Countrywide plc announces that the Board has today received the following:-

Notification of Directors Shareholding

The Trustees of the Employee Benefit Trust have received notification from an option holder exercising 50,000 option rights over ordinary Shares of 5p each in the Company held by the Trustees of the Employee Benefit Trust, details below:

Date of Notification	Date of Exercise	No. of option rights exercised	Granted on	Price per Share	Scheme
12.08.05	11.08.05	50,000	15.04.02	198p	Executive Deferred Incentive Scheme (1996)

The option holder was originally granted 100,000 option rights at 151p per share on 15 April 2002 under EDIS to subscribe to Ordinary Shares of 5p each in Countrywide Assured Group plc, now Balanus Limited held by the Trustees of the Employee Benefit Trust. On 21 May 2004 (the date the Scheme of Arrangement became effective) these rights were exchanged and following adjustment, were converted to 50,000 rights at 198p per share.

This is an announceable occurrence because the following Directors of Countrywide plc are included within the class of beneficiaries of the Trust although they have not themselves exercised any rights:

Harry D Hill

Michael C Nower

The purchase, allocation, sale and transfer of shares are at the discretion of the Trustees. The Directors named were deemed to have an interest in these shares. Their total shareholdings now amount to 1,382,327, shares, including their interest in the shares held by the Trustees, representing 0.77% of the issued share capital of the Company.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Director Shareholding
Released	15:05 10-Jun-05
Number	PRNUK-1006

10 June 2005

Director's Share Dealing

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following purchase of Ordinary 5p Shares in the Company in respect of Mr M J Gordon, Non-Executive Director of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares Purchased	Price Per Share
10.06.05	10.06.05	Mr M J Gordon	25,000	273p

Following the above transaction, Mr Gordon's shareholding in the Company is 25,000 shares representing 0.014% of the issued share capital of the Company.

Company Secretary/Director

Countrywide plc

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Director Shareholding
Released	11:00 09-Jun-05
Number	PRNUK-0906

9 June 2005

Director's Share Dealing

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following purchases of Ordinary 5p Shares in the Company in respect of Mr H D Hill, Managing Director of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares Purchased	Price Per Share
09/06/05	09/06/05	H D Hill	15,000	274.0p
09/06/05	09/06/05	H D Hill	1,254	273.7p

Following the above transactions, Mr Hill's shareholding in the Company has increased from 418,746 to 435,000 representing 0.243% of the issued share capital of the Company.

Company Secretary/Director

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Director Shareholding
Released	13:07 23-May-05
Number	PRNUK-2305

23 May 2005

Director's Share Dealing

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following purchases of Ordinary 5p Shares in the Company in respect of Mr A J Brown, Non-Executive Director of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares Purchased	Price Per Share
19/05/05	23/05/05	Mr A J Brown	i) 619	270.65p
			ii) 1,036	271.20p
19/05/05	23/05/05	Mrs S B Brown	i) 3,395	270.65p
			ii) 950	271.05p

Following the above transaction, Mr Brown's shareholding in the Company has increased to 20,000 representing 0.011% of the issued share capital of the Company.

Company Secretary/Director

Countrywide plc

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Regulatory Announcement

Company	Countrywide Plc
TIDM	CWD
Headline	Director Shareholding
Released	11:39 12-May-05
Number	PRNUK-1205

12 May 2005

Director's Share Dealing

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following purchase of Ordinary 5p Shares in the Company in respect of Mr H D Hill, Managing Director of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares Purchased	Price Per Share
12/05/05	12/05/05	H D Hill	3,500	264.45p

Following the above transaction, Mr Hill's shareholding in the Company has increased from 415,246 to 418,746 representing 0.234% of the issued share capital of the Company.

Company Secretary/Director

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Director Shareholding
Released	10:04 10-May-05
Number	PRNUK-1005

10 May 2005

Director's Share Dealing

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following purchase of Ordinary 5p Shares in the Company in respect of Mr H D Hill, Managing Director of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares Purchased	Price Per Share
10/05/05	10/05/05	H D Hill	7,000	270.9p

Following the above transaction, Mr Hill's shareholding in the Company has increased to 415,246 representing 0.232% of the issued share capital of the Company.

Company Secretary/Director

Countrywide plc

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Director Shareholding
Released	16:11 23-Dec-04
Number	PRNUK-2312

23 December 2004

The Board of Directors of Countrywide plc announces that the Board has today received the following:-

Notification of Directors Shareholding

The Trustees of the Employee Benefit Trust have received notification from an option holder exercising 17,583 option rights over ordinary Shares of 5p each in the Company held by the Trustees of the Employee Benefit Trust, details below:

Date of Notification	Date of Exercise	No. of option rights exercised	Granted on	Price per Share	Scheme
23.12.04	20.12.04	17,583	01.04.99	186p	Executive Share Bonus Scheme (ESBS)

The option holder was originally granted 35,167 option rights at 145p per share on 1st April 1999 under ESBS to subscribe to Ordinary Shares of 5p each in Countrywide Assured Group plc, now Balanus Limited held by the Trustees of the Employee Benefit Trust. On 21 May 2004 (the date the Scheme of Arrangement became effective) these rights were exchanged and following adjustment, were converted to 17,583 rights at 186p per share.

The following Directors of Countrywide plc are included within the class of beneficiaries of the Trust:

Harry D Hill

Michael C Nower

The purchase, allocation, sale and transfer of shares are at the discretion of the Trustees. The Directors named were deemed to have an interest in these shares. Their total shareholdings now amount to 1,405,574, shares, including their interest in the shares held by the Trustees, representing 0.83% of the issued share capital of the Company.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Director Shareholding
Released	09:27 21-Dec-04
Number	PRNUK-2112

20 December 2004

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following sale of shares in the Company in respect of Mr H D Hill, Managing Director of the Company.

Sale of Shares

Date of Transaction	Date of Notification	No. of Shares Sold	Price Per Share	Total Shareholding After Event	Percentage of issued share capital
20/12/04	20/12/04	50,000	313p	408,246	0.239%

Following the above transaction, Mr Hill's shareholding in Countrywide plc reduced by 50,000 from 458,246 to 408,246 which is equivalent to 0.239% of the issued share capital.

G R Williams

Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Director's Shareholding and Holdings in Company
Released	17:37 10-Dec-04
Number	PRNUK-1012

10 December 2004

The Board of Directors of Countrywide plc announces that the Board has today received the following:-

1. Notification of Directors Shareholding

The Trustees of the Employee Benefit Trust have received notification from an option holder exercising 10,046 option rights over ordinary Shares of 5p each in the Company held by the Trustees of the Employee Benefit Trust, details below:

Date of Notification	Date of Exercise	No. of option rights exercised	Granted on	Price per Share	Scheme
09.12.04	07.12.04	10,046	14.04.98	176p	Executive Share Bonus Scheme (ESBS)

The option holder was originally granted 20,092 option rights at 140p per share on 14 April 1998 under ESBS to subscribe to Ordinary Shares of 5p each in Countrywide Assured Group plc, now Balanus Limited held by the Trustees of the Employee Benefit Trust. On 21 May 2004 (the date the Scheme of Arrangement became effective) these rights were exchanged and following adjustment, were converted to 10,046 rights at n176p per share.

The following Directors of Countrywide plc are included within the class of beneficiaries of the Trust:

Harry D Hill

Michael C Nower

The purchase, allocation, sale and transfer of shares are at the discretion of the Trustees. The Directors named were deemed to have an interest in these shares. Their total shareholdings now amount to 1,473,157, shares, including their interest in the shares held by the Trustees, representing 0.87% of the issued share capital of the Company.

2. Notification of Share Interest

Pursuant to sections 198-203 of the Companies Act 1985

A notice dated 3 December 2004 from an official of Barclays plc, the extract of which is as follows.

'I hereby inform you that as at 2 December 2004, Barclays PLC through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.11%

Details of this interest, together with a breakdown of registered holders (as required by Section 202 (3) of the Act), are enclosed'.

They previously notified us on 20 2004 February that they no longer had a notifiable interest in the Company, but the current shareholding of 5,293,126 represents 3.11% of the issued share capital.

Director/Company Secretary

Countrywide plc

REGISTERED HOLDERS REPORT

COUNTRYWIDE SEDOL: B00FQ06

As at 02 December 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 5,293,126 ORD GBP0.05

Registered Holder	Account Designation	Holding
BARCLAYS CAPITAL NOMINEES LTD		48,473
CHASE NOMINEES LTD	16376	100,396
CHASE NOMINEES LTD	20947	1,935,133
CHASE NOMINEES LTD	21359	77,622
CIBC MELLON GLOBAL SECURITIES		4,604
INVESTORS BANK AND TRUST CO.		14,176
INVESTORS BANK AND TRUST CO.		134,322
INVESTORS BANK AND TRUST CO.		396,234
INVESTORS BANK AND TRUST CO.		3,965
INVESTORS BANK AND TRUST CO.		39,119
INVESTORS BANK AND TRUST CO.		3,969
JP MORGAN (BGI CUSTODY)	16331	60,089
JP MORGAN (BGI CUSTODY)	16341	101,242
JP MORGAN (BGI CUSTODY)	16341	26,825
JP MORGAN (BGI CUSTODY)	16344	11,680
JP MORGAN (BGI CUSTODY)	16345	25,811
JP MORGAN (BGI CUSTODY)	16400	1,974,598
JP MORGAN (BGI CUSTODY)	18409	87,084
JPMORGAN CHASE BANK		31,580
JPMorgan Chase Bank		25,582
JPMorgan Chase Bank		18,687
JPMorgan Chase Bank		28,579

JPMorgan Chase Bank		28,652
Mellon Trust - Boston & SF		20,931
MELLON TRUST OF NEW ENGLAND		26,651
NORTHERN TRUST BANK - BGI SEPA		6,256
NORTHERN TRUST BANK - BGI SEPA		34,312
NORTHERN TRUST BANK - BGI SEPA		23,586
R C Greig Nominees Limited a/c	BL1	797
R C Greig Nominees Limited GP1	GP1	750
ZEBAN NOMINEES LIMITED		1,421
Total		5,293,126

LEGAL ENTITY REPORT

COUNTRYWIDE SEDOL : B00FQ06

As at 2 December 2004 Barclays PLC, through the legal entities listed below, had a notifiable interest in 5,293,126 ORD GBP0.05

Legal Entity	Holding	Percentage Held
Barclays Life Assurance Co Ltd	225,647	0.13
Barclays Global Investors, N.A.	708,125	0.42
Barclays Global Investors Japan Ltd	101,500	0.06
Barclays Global Investors Ltd	4,174,833	2.45
Gerrard Ltd	1,547	0.00
Barclays Private Bank Ltd	1,421	0.00
Barclays Global Investors Australia Ltd	31,580	0.02
Barclays Capital Securities Ltd	48,473	0.03
Group Holding	5,293,126	3.11

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Director's Shareholding and Holdings in Company
Released	17:14 06-Dec-04
Number	PRNUK-0612

6 December 2004

The Board of Directors of Countrywide plc announces that the Board has today received the following:-

1. Notification of Directors Shareholding

The Trustees of the Employee Benefit Trust have received notification from an option holder exercising 60,659 option rights over ordinary Shares of 5p each in the Company held by the Trustees of the Employee Benefit Trust, details below:

Date of Notification	Date of Exercise	No. of option rights exercised	Granted on	Price per Share	Scheme
06.12.04	03.12.04	60,659	12.05.04	Nilp	Executive Deferred Incentive Scheme (1996)

The option holder was originally granted 89,100 option rights at nilp per share on 12 May 2004 under EDIS to subscribe to Ordinary Shares of 5p each in Countrywide Assured Group plc, now Balanus Limited held by the Trustees of the Employee Benefit Trust. On 21 May 2004 (the date the Scheme of Arrangement became effective) these rights were exchanged and following adjustment, were converted to 60,659 rights at nilp per share.

The following Directors of Countrywide plc are included within the class of beneficiaries of the Trust:

Harry D Hill

Michael C Nower

The purchase, allocation, sale and transfer of shares are at the discretion of the Trustees. The Directors named were deemed to have an interest in these shares. Their total shareholdings now amount to 1,483,208, shares, including their interest in the shares held by the Trustees, representing 0.87% of the issued share capital of the Company.

2. Notification of Share Interest

Pursuant to sections 198-203 of the Companies Act 1985

We have received a notice dated 3 December 2004 from an official of Fidelity International Limited (FIL) that it has an aggregate notifiable interest in 23,652,581 Ordinary Shares of 5p each in Countrywide plc. On the basis of an issued share capital of 170,284,972 this represents 13.89 % of the Company's shares in issue.

FIL holds them for various direct and indirect subsidiaries, including Fidelity Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutions and for investment purposes. (See Schedule A for listing of registered shareholders and their holdings).

The notifiable interest also comprises the notifiable interest of Mr Edward C Johnson 3rd, a principal shareholder of FIL.

The notifiable interests include interest held on behalf of authorised unit trust schemes in the UK., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 204 of the Act respectively.

They have decreased their holding from 24,957,987 shares reported on 4 August 2004 to 23,652,581 shares, which equates to 13.89% of the issued share capital.

3. Notification of Share Interest

Pursuant to sections 198-203 of the Companies Act 1985

E have received a notice dated 3 December 2004 from an official of SAB Capital Advisors, L.L.C. and SAB Overseas Capital Management, L.P., the extract of which is as follows:

'Further to our earlier letter to you of 24 November 2004, in which we notified you of certain acquisitions of the ordinary share capital of Countrywide plc, we hereby notify you that, as a result of sales made on 1 December 2004, certain investment funds managed by SAB Capital Advisors, L.L.C. and SAB Overseas Capital Management, L.P. currently hold an interest, in the ordinary share capital of Countrywide plc, which we believe is 2.90% in the aggregate. Pursuant to section 198 of the Companies Act 1985 (as amended), we hereby provide you with notice of the interest held by the registered holders listed below in the ordinary shares of Countrywide plc.

The following table lists the registered holders. The percentage held by each registered holder was calculated using an issued share capital of 170,284,972 ordinary shares of Countrywide plc:

Registered Holder	Number of Shares	Percentage
SAB Capital Partners, L.P.	2,181,732	1.28%
SAB Capital Partners II, L.P.	43,560	0.03%
SAB Overseas Fund, Ltd	2,715,754	1.59%
	4,941,046	2.90%

They have decreased their shareholding from 5,108,408 shares reported on 25 November 2004, to 4,941,046 shares which equates to 2.90%.

Director/Company Secretary

Countrywide plc

Schedule A

Security: Countrywide plc

Ordinary Shares Held	Management Company	Nominee Registered Name
155,668	FIL	Bank of New York Europe LDN Total
972,824	FIL	JP Morgan, Bournemouth Total
78,826	FIL	Brown Bros Harrimn Ltd Lux Total
73,955	FIL	JP Morgan, Bournemouth Total
19,831,854	FISL	JP Morgan, Bournemouth Total
304,053	FPM	Bank of New York Brussels Total
88,275	FPM	Bank of New Europe Ldn Total
143,350	FPM	Citibank London Total
337,142	FPM	JP Morgan, Bournemouth Total
1,376,016	FPM	Northern Trust London Total
290,618	FPM	State Str Bk and TR Co Lndn (S Total)

Total Ordinary Shares: 23,652,581

Key:

FISL = Fidelity Investment Limited

FPM = Fidelity Pension Management Investment Managers for various non-US

investment companies and institution al clients

FIL = Fidelity International Limited

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Director Shareholding
Released	18:16 29-Nov-04
Number	PRNUK-2911

29 November 2004

Increase in Director's Shareholding

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following increase in the shareholding of Ordinary 5p Shares in the Company, resulting from exercise of options and sale of shares in respect of Mr M C Nower, Group Finance Director of the Company.

Exercise of Options

Date of Exercise	Date of Notification	Options Exercised	Price Per Share	Date Acquired	No. of Ord. 5p Shares Acquired
26/11/04	29/11/04	66,666	176p	26/11/04	66,666

Mr Nower was originally granted 133,333 options at 140p per share on 22 April 1998 by Countrywide Assured Group plc, now Balanus Limited, under the Executive Share Option Scheme (1996). On 21 May 2004 (the date the Scheme of Arrangement became effective), options were exchanged and, following adjustment, Mr Nower held options over 66,666 Ordinary Shares of 5p each in Countrywide plc at 176p per share. The exercise period was from 22 April 2001 to 22 April 2005.

Sale of Shares

Date of Transaction	Date of Notification	No. of Shares Sold	Price Per Share	Total Shareholding after Event	Percentage of issued share capital
26/11/04	29/11/04	50,768	295p	152,488	0.089%

Following the exercise of 66,666 options at 176p per share under the Executive Share Option Scheme (1996), detailed above, Mr Nower retains 15,898 shares, having sold 50,768 shares at 295p per share to pay the subscription price, income tax liability on the gain from the exercise of these options and stockbrokers commission.

Following the above transaction, Mr Nower's shareholding in Countrywide plc was increased by 15,898 shares from 136,590 shares to 152,488 shares (including Mrs Nower's holding of 5,275 shares).

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Directors Shareholding & Holding in Company
Released	11:56 03-Nov-04
Number	PRNUK-0311

3 November 2004

The Board of Directors of Countrywide plc announces that the Board has today received the following:-

1. The Trustees of the Employee Benefit Trust have received notification from an option holder exercising 71,847 option rights over ordinary Shares of 5p each in the Company held by the Trustees of the Employee Benefit Trust, details below:

Date of Notification	Date of Exercise	No. of option rights exercised	Granted on	Price per Share	Scheme
03.11.04	29.10.04	1,702	12.05.99	Nilp	Executive Deferred Incentive Scheme (1996)
03.11.04	29.10.04	52,063	25.10.04	Nilp	As above
03.11.04	29.10.04	18,082	14.04.98	176p	Executive Share Bonus Scheme
		71,847			

On 25 October 2004, the option holder exercised replacement options granted to him on 18 March 1999 at 158p per share under the Executive Share Option Scheme (1996). As a result of the exercise of these options, his rights, granted on 12 May 1999 at nilp per share to subscribe to Ordinary Shares of 5p each in the Company held by the Trustees of the Employee Benefit Trust, under the Executive Deferred Incentive Scheme (1996) ('EDIS'), were increased by additional rights of 52,063 shares.

The option holder was originally granted 2,500 option rights at nilp per share on 12 May 1999 under EDIS and 36,165 options at 140p on 14 May 1998 under the Executive Share Bonus Scheme to subscribe to Ordinary Shares of 5p each in Countrywide Assured Group plc, now Balanus Limited held by the Trustees of the Employee Benefit Trust. On 21 May 2004 (the date the Scheme of Arrangement became effective) these rights were exchanged and following adjustment, were converted to 1,702 rights at nilp per share and 18,082 rights at 176p per share respectively.

The following Directors of Countrywide plc are included within the class of beneficiaries of the Trust:

Harry D Hill

Michael C Nower

The purchase, allocation, sale and transfer of shares are at the discretion of the Trustees. The Directors named were deemed to have an interest in these shares. Their total shareholdings now amount to 1,527,964, shares, including their interest in the shares held by the Trustees, representing 0.897% of the issued share capital of the Company.

2. Disclosure of Interests in Shares

We have also received a notice from an official of Deutsche Bank AG, the extract of which is as follows:

'In accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 170,212,201 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 5,194,378 ordinary shares Countrywide Plc, amounting to 3.05%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch'.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Director Shareholding
Released	15:38 22-Oct-04
Number	PRNUK-2210

22 October 2004

The Board of Directors of Countrywide plc announces that the Board has today received the following:-

The Trustees of the Employee Benefit Trust have received notification from an option holder exercising 51,603 option rights over ordinary Shares of 5p each in the Company held by the Trustees of the Employee Benefit Trust, details below:

Date of Notification	Date of Exercise	No. of option rights exercised	Granted on	Price per Share	Scheme
22.10.04	19.10.04	1,702	12.05.99	Nilp	Executive Deferred Incentive Scheme
22.10.04	19.10.04	49,901	12.05.04	Nilp	As above
		51,603			

The option holder was originally granted 2,500 option rights at nilp on 12 May 1999 and 73,298 option rights at nilp on 12 May 2004 to subscribe to Ordinary Shares of 5p each in Countrywide Assured Group plc, now Balanus Limited held by the Trustees of the Employee Benefit Trust under the Executive Deferred Incentive Scheme (1996). On 21 May 2004 (the date the Scheme of Arrangement became effective) these rights were exchanged and following adjustment, were converted to 1,702 rights at nilp and 49,901 rights at nilp respectively.

The following Directors of Countrywide plc are included within the class of beneficiaries of the Trust:

Harry D Hill

Michael C Nower

The purchase, allocation, sale and transfer of shares are at the discretion of the Trustees. The Directors named were deemed to have an interest in these shares. Their total shareholdings now amount to 1,599,811, shares, including their interest in the shares held by the Trustees, representing 0.94% of the issued share capital of the Company.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Director Shareholding
Released	16:24 14-Sep-04
Number	PRNUK-1409

14 September 2004

1. Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following sale of shares and exercise of options over Ordinary 5p Shares in the Company in respect of Mr H D Hill, Managing Director of the Company.

a) Exercise of Options

Date of Exercise	Date of Notification	Options Exercised	Price Per Share	Date Acquired
09/09/04	13/09/04	375,000	158p	09/09/04

No. of Ord. 5p	Total Shareholding	Percentage of
375,000	458,246	0.269%

Mr Hill was originally granted 750,000 options at 131p per share by Countrywide Assured Group plc, now Balanus Limited, on 18 March 1999. On 21 May 2004 (the date the Scheme of Arrangement became effective), options were exchanged and, following adjustment, Mr Hill held options over 375,000 Ordinary Shares of 5p each in Countrywide plc at 158p per share. The exercise period was from 18 March 2002 to 18 March 2006.

b) Sale of Shares

Date of Transaction	Date of Notification	Name	No. of Shares Sold	Price Per Share
09/09/04	13/09/04	H D Hill	275,000	300p

The sale proceeds will be used to pay the subscription price and income tax liability on the exercise of 375,000 options at 158p per share under the Executive Share Option Scheme (1996), details above.

2. EDIS Rights

Mr Hill was originally granted rights to acquire, for nil cost, 7,500 Ordinary shares in Countrywide Assured Group plc under the Company's Executive Deferred Incentive Scheme 1999 ('EDIS rights'). He would also be entitled to additional rights, calculated by reference to growth in share price, at such time as he exercised the market value options granted to him on 18 March 1999 under the Countrywide Assured Group plc Executive Share Option Scheme 1996. ('additional rights'). As disclosed above, these options were exercised on 9 September 2004.

The rights originally granted were 'rolled over' (as part of the demerger and return of capital to Countrywide Assured Group plc shareholders earlier this year). Following adjustment, Mr Hill held EDIS rights over 5,106 Ordinary shares in Countrywide plc. The additional rights to which he became entitled

following exercise of his market value options, were rights to acquire 173,539 Ordinary shares of Countrywide plc for nil cost, exercisable between 9 September 2004 and 12 May 2006.

On 14 September 2004, Mr Hill agreed with the Company and the Trustees of the Employee Benefit Trust to release the rights granted to him by the Trustees on 12 May 1999 under the Countrywide Assured Group plc Executive Deferred Incentive Scheme ('EDIS').

In total, Mr Hill has released rights over 178,645 ordinary shares in Countrywide plc.

In consideration of Mr Hill's agreement to release these rights under the EDIS, the Trustee will pay Mr Hill £539,062.50 (representing £3.0175 per share, calculated by reference to the closing price of a Countrywide plc share on 9 September 2004).

3. Following the above transactions, Mr Hill's shareholding in Countrywide plc increased by 100,000 from 358,246 to 458,246.

G R Williams

Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Director Shareholding
Released	15:31 19-Aug-04
Number	PRNUK-1908

19 August 2004

Director's Dealing

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following sale of Ordinary 5p Shares in the Company in respect of Mr H D Hill, Managing Director of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares Sold	Price Per Share
19/08/04	19/08/04	H D Hill	10,000	270p

The sale proceeds will be used to pay income tax liability incurred on the recent exercise of 66,666 options at 176p per share under the Executive Share Option Scheme (1996).

Following this sale, Mr Hill's shareholding in the Company stands at 358,246 representing 0.211% of the issued share capital of the Company.

G R Williams

Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Director Shareholding and Holdings in Company
Released	12:44 18-Aug-04
Number	PRNUK-1808

18 August 2004

1. Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following exercise of options over Ordinary 5p Shares in the Company in respect of Mr H D Hill, Managing Director of the Company.

Date of Exercise	Date of Notification	Options Exercised	Price Per Share	Date Acquired
18/08/04	18/08/04	66,666	176p	18/08/04

No. of Ord. 5p Shares Acquired	Total Shareholding After Event	Percentage of Issued Share Capital
66,666	368,246	0.217%

Mr Hill was originally granted 133,333 options at 140p per share by Countrywide Assured Group plc, now Balanus Limited, on 22 April 1998. On 21 May 2004 (the date the Scheme of Arrangement became effective), these options were exchanged for 66,666 Ordinary Shares of 5p each in Countrywide plc at 176p per share. This was in accordance with a Scheme of Arrangement under section 425 of the Companies Act 1985 made between Countrywide Assured Group plc and the holders of the Scheme shares (as defined in the said Scheme). These options are exercisable from 22 April 2001 to 22 April 2005.

2. We have received a notice dated 17 August 2004 from an official of Blavin & Company, Inc., the extract of which is as follows:-

'Notification of Interest in Shares

Set out below is a notification of material interests which are notifiable under Part VI, Companies Act 1985 (Act). This notification details interests of more than one person, but constitutes separate notifications of interest for each such person and is combined for convenience only. Such combination is not intended to indicate that any of these persons acts as a group or in concert with respect to the relevant interests.

1. The interests are in Countrywide plc (Company).

2. Each of the following persons has, as at close of business on 17 August 2004 (Effective Date), an interest in an aggregate of 7,000,000 ordinary shares of 5p each (Ordinary Shares):

(a) Blavin & Company, Inc. (Fund Manager) has a non-beneficial, notifiable interest in such Ordinary Shares as fund manager on behalf of various funds.

(b) Paul Blavin and Michael Spalter each has a notifiable interest in such Ordinary Shares as principal shareholders in the Fund Manager.

3. The registered holder of all such Ordinary Shares is Goldman Sachs & Co.

4. We have assumed that at the Effective Date the total number of Ordinary Shares in issue was 169,227,880 and that accordingly, at that date, such Ordinary Shares represented 4.136% of the Company's issued Ordinary Share capital'.

G R Williams

Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Correction : Director Shareholding
Released	11:53 17-Aug-04
Number	PRNUK-1708

Correction to 'Price per Share'

17 August 2004

Director's Dealing

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following sale of Ordinary 5p Shares in the Company in respect of Mr H D Hill, Managing Director of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares Sold	Price Per Share
12/08/04	16/08/04	H D Hill	38,477	286p

Following this sale, Mr Hill's shareholding in the Company stands at 301,580, representing 0.178% of the issued share capital of the Company.

G R Williams

Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Correction : Director Shareholding
Released	11:19 14-Jun-04
Number	PRNUK-1106

Following this purchase, Mr Brown's shareholding in the Company stands at 14,000, representing 0.01% of the issued share capital of the Company.

14 June 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

Director's Dealing

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following purchase of Ordinary 5p Shares in the Company in respect of Mr A J Brown, Non-Executive Director of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares Purchased	Price Per Share
11/06/04	11/06/04	A J Brown	4,001	282.88p

This is an open market purchase of shares.

Following this purchase, Mr Brown's shareholding in the Company stands at 14,000, representing 0.01% of the issued share capital of the Company.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Correction: Director Shareholding
Released	17:40 28-May-04
Number	PRNUK-2805

This announcement released at 15:34 today is being resent to route it to the amend company profile, Countrywide Plc

* *

28 May 2004

The Board of Directors of Countrywide plc announces that the Board has today received the following:-

1. We have received a faxed notice, dated 26 May 2004 from an official of Prudential plc, the extract of which is as follows:-

'In accordance with Part VI of the Companies Act 1985 (as amended) (the 'Act'), we write to inform you that Prudential plc, and certain of its subsidiary companies, have a notifiable interest in the issued share capital of your company as detailed in the attached schedule:-

For the purposes of the Act, the address for those companies identified in the attached schedule is Laurence Pountney Hill, London EC4R OHH'.

2. The Trustees of the Countrywide Assured Group plc ('CAG') Employee Benefit Trust notified that, following the Scheme of Arrangement under Section 425 of the Companies Act 1985, which became effective on 18 May 2004, the Directors of Countrywide plc are deeded to have an interest in 944,005 shares of the Company held by the Trustee.

Accordingly, The following Directors of Countrywide plc are included within the class of beneficiaries of the Trust:

Harry D Hill

Michael C Nower

The purchase, allocation, sale and transfer of shares are at the discretion of the Trustees. The Directors named were deemed to have an interest in these shares. Their total shareholdings now amount to 1,417,125, shares, including their interest in the shares held by the Trustees, representing 0.8378% of the issued share capital of the Company.

3. Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following shareholding of Ordinary 5p Shares in the Company in respect of Directors of the Company named below.

Name of Director	Date of Notification	No. of beneficial Shares Held	Percentage of the issued share capital
C H Sporborg	27/05/04	150,000	0.0886%
H D Hill	27/05/04	338,750 **	0.2002%
A J Brown	27/05/04	10,000	0.0059%

P W Mason	27/05/04	5,000	0.00295%
M C Nower	27/05/04	134,370 ***	0.0794%

** Including 1,307 shares. *** Including 2,220 shares. Their shares were acquired through the exercise of options under the Countrywide Assured Group Savings Related Share Option Scheme (1996) when the Scheme of Arrangement became effective on 18 May 2004 and such shares were converted to Countrywide plc shares on 25 May 2004.

This is the first notification of their shareholding, following the completion of the demerger of the life business from the rest of the Countrywide Assured Group plc and the creation of two separate UK listed companies, Countrywide plc and Chesnara plc, on 25 May 2004.

Director/Company Secretary

Countrywide plc

Percentage holdings are calculated using an issued share capital of 169,128,334 ORD GBP0.05 shares

Registered Holder	Holding	Percentage
Prudential plc Total notifiable interest	7,230,467	4.27
M&G (LOMBARD ST) NOMS FPE	12,176	
MAGIM HSBC GIS NOM (UK) SALI	38,405	
PRUCLT HSBC GIS NOM (UK) PAC AC	5,930,664	
PRUCLT HSBC GIS NOM (UK) PPL AC	1,058,367	
PRUCLT HSBC GIS NOM (UK) SAL AC	4,368	
ROY NOMINEES 578079	37,516	
ROY NOMINEES LTD 578052	20,669	
ROY NOMINEES LTD 578141	41,489	
ROY NOMINEES LTD 578192	86,813	
The Prudential Assurance Company Limited	7,031,804	4.15
MAGIM HSBC GIS NOM (UK) SALI	38,405	
PRUCLT HSBC GIS NOM (UK) PAC AC	5,930,664	
PRUCLT HSBC GIS NOM (UK) PPL AC	1,058,367	
PRUCLT HSBC GIS NOM (UK) SAL AC	4,368	

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Company	Countrywide Assured
TIDM	CWA
Headline	Director Shareholding
Released	15:34 28-May-04
Number	PRNUK-2805

28 May 2004

The Board of Directors of Countrywide plc announces that the Board has today received the following:-

1. We have received a faxed notice, dated 26 May 2004 from an official of Prudential plc, the extract of which is as follows:-

'In accordance with Part VI of the Companies Act 1985 (as amended) (the 'Act'), we write to inform you that Prudential plc, and certain of its subsidiary companies, have a notifiable interest in the issued share capital of your company as detailed in the attached schedule:-

For the purposes of the Act, the address for those companies identified in the attached schedule is Laurence Pountney Hill, London EC4R OHH'.

2. The Trustees of the Countrywide Assured Group plc ('CAG') Employee Benefit Trust notified that, following the Scheme of Arrangement under Section 425 of the Companies Act 1985, which became effective on 18 May 2004, the Directors of Countrywide plc are deeded to have an interest in 944,005 shares of the Company held by the Trustee.

Accordingly, The following Directors of Countrywide plc are included within the class of beneficiaries of the Trust:

Harry D Hill

Michael C Nower

The purchase, allocation, sale and transfer of shares are at the discretion of the Trustees. The Directors named were deemed to have an interest in these shares. Their total shareholdings now amount to 1,417,125, shares, including their interest in the shares held by the Trustees, representing 0.8378% of the issued share capital of the Company.

3. Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following shareholding of Ordinary 5p Shares in the Company in respect of Directors of the Company named below.

Name of Director	Date of Notification	No. of beneficial Shares Held	Percentage of the issued share capital
C H Sporborg	27/05/04	150,000	0.0886%
H D Hill	27/05/04	338,750 **	0.2002%
A J Brown	27/05/04	10,000	0.0059%
P W Mason	27/05/04	5,000	0.00295%
M C Nower	27/05/04	134,370 ***	0.0794%

** Including 1,307 shares. *** Including 2,220 shares. Their shares were acquired through the exercise of options under the Countrywide Assured Group Savings Related Share Option Scheme (1996) when the Scheme of Arrangement became effective on 18 May 2004 and such shares were converted to Countrywide plc shares on 25 May 2004.

This is the first notification of their shareholding, following the completion of the demerger of the life business from the rest of the Countrywide Assured Group plc and the creation of two separate UK listed companies, Countrywide plc and Chesnara plc, on 25 May 2004.

Director/Company Secretary

Countrywide plc

Percentage holdings are calculated using an issued share capital of 169,128,334 ORD GBP0.05 shares

Registered Holder	Holding	Percentage
Prudential plc Total notifiable interest	7,230,467	4.27
M&G (LOMBARD ST) NOMS FPE	12,176	
MAGIM HSBC GIS NOM (UK) SALI	38,405	
PRUCLT HSBC GIS NOM (UK) PAC AC	5,930,664	
PRUCLT HSBC GIS NOM (UK) PPL AC	1,058,367	
PRUCLT HSBC GIS NOM (UK) SAL AC	4,368	
ROY NOMINEES 578079	37,516	
ROY NOMINEES LTD 578052	20,669	
ROY NOMINEES LTD 578141	41,489	
ROY NOMINEES LTD 578192	86,813	
The Prudential Assurance Company Limited	7,031,804	4.15
MAGIM HSBC GIS NOM (UK) SALI	38,405	
PRUCLT HSBC GIS NOM (UK) PAC AC	5,930,664	
PRUCLT HSBC GIS NOM (UK) PPL AC	1,058,367	
PRUCLT HSBC GIS NOM (UK) SAL AC	4,368	

END

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Regulatory Announcement

Company	Countrywide Assured
TIDM	CWA
Headline	Director Shareholding
Released	18:10 19-May-04
Number	PRNUK-1905

19 May 2004

The Board of Directors of Countrywide Assured Group plc announces that the Board has today received the following:-

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following purchase of Ordinary 5p Shares in the Company in respect of Mr H D Hill, Managing Director of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares Purchased	Price Per Share
19/05/04	19/05/04	H D Hill	20,000	193.25p

This is an open market purchase

Following this purchase, Mr Hill's shareholding in the Company stands at 820,000, including 142,500 non-beneficial shares, representing 0.2424% of the issued share capital of the Company.

Director/Company Secretary

Countrywide Assured Group plc

END

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Company	Countrywide Assured
TIDM	CWA
Headline	Director Shareholding
Released	14:37 17-May-04
Number	PRNUK-1705

17 May 2004

The Board of Directors of Countrywide Assured Group plc announces that the Board has today received the following:-

1. Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following purchase of Ordinary 5p Shares in the Company in respect of Mr H D Hill, Managing Director of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares Purchased	Price Per Share
14/05/04	17/05/04	H D Hill	50,000	194.651p

This is an open market purchase

Following this purchase, Mr Hill's shareholding in the Company stands at 800,000, including 142,500 non-beneficial shares, representing 0.2395% of the issued share capital of the Company.

2. The Trustees of the Company's Employee Benefit Trust received notification from the following three Directors of the Company that they have recently exercised options granted to them on 18 March 1999 at 131p per share under the Executive Share Option Scheme (1996).

As a result of their exercising these options, their rights granted on 12 May 1999 at nilp to subscribe to Ordinary Shares of 5p each in the Company held by the Trustee of the Countrywide Assured Group plc Employee Benefit Trust, under the Executive Deferred Incentive Scheme (1996) have been increased and the additional rights granted to them are detailed below:

Directors	Date of Grant	No. of Rights Granted	Exercise Price Per Share
T Marris	12/05/04	71,425	Nilp
G R Fitzjohn	12/05/04	89,100	Nilp
A H Ekins	12/05/04	73,298	Nilp

These rights are exercisable from 12 May 2004 to 12 May 2006.

The following Directors of Countrywide Assured Group plc are included within the class of beneficiaries of the Trust:

Harry D Hill

Gerald R Fitzjohn

Michael C Nower

Terry Marris

Anthony Ekins

Anthony B Crew

Christopher P Shaw

We received the notification today.

Director/Company Secretary

Countrywide Assured Group plc

END

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Company	Countrywide Assured
TIDM	CWA
Headline	Director Shareholding
Released	14:32 12-May-04
Number	PRNUK-1205

12 May 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

Director's Dealing

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following purchase of Ordinary 5p Shares in the Company in respect of Mr H D Hill, Managing Director of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares Purchased	Price Per Share
11/05/04	12/05/04	H D Hill	50,000	189.51p

This is an open market purchase of shares.

Following this purchase, Mr Hill's shareholding in the Company stands at 750,000, including 142,500 non-beneficial shares, representing 0.2245% of the issued share capital of the Company.

Director/Company Secretary

Countrywide Assured Group plc

END

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Company	Countrywide Assured
TIDM	CWA
Headline	Director Shareholding
Released	12:32 11-May-04
Number	PRNUK-1105

11 May 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

Director's Dealing

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following purchase of Ordinary 5p Shares in the Company in respect of Mr C H Sporborg, Chairman of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares Purchased	Price Per Share
11/05/04	11/05/04	C H Sporborg	32,590	190p

This is an open market purchase of shares.

Following this purchase, Mr Sporborg's shareholding in the Company stands at 300,000, representing 0.0898% of the issued share capital of the Company.

Director/Company Secretary

Countrywide Assured Group plc

END

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Company	Countrywide Assured
TIDM	CWA
Headline	Director Shareholding
Released	16:42 07-May-04
Number	PRNUK-0705

7 May 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

Director's Dealing

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following purchases of Ordinary 5p Shares in the Company in respect of Mr H D Hill, Managing Director of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares Purchased	Price Per Share
07/05/04	07/05/04	H D Hill	150,000	194.75p
07/05/04	07/05/04	H D Hill	28,335	192.75p

This is an open market purchase of shares.

Following these purchases, Mr Hill's shareholding in the Company stands at 700,000, including 142,500 non-beneficial shares, representing 0.2096% of the issued share capital of the Company.

Director/Company Secretary

Countrywide Assured Group plc

END

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Company	Countrywide Assured
TIDM	CWA
Headline	Director Shareholding
Released	16:33 06-May-04
Number	PRNUK-0605

6 May 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

Director's Dealing

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following purchase of Ordinary 5p Shares in the Company in respect of Mr H D Hill, Managing Director of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares Purchased	Price Per Share
05/05/04	06/05/04	H D Hill	11,000	186.729p
06/05/04	06/05/04	H D Hill	3,100	188.25p

This is an open market purchase of shares.

Following this purchase, Mr Hill's shareholding in the Company stands at 521,665, including 142,500 non-beneficial shares, representing 0.156% of the issued share capital of the Company.

G R Williams

Company Secretary

Countrywide Assured Group plc

END

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Company	Countrywide Assured
TIDM	CWA
Headline	Director Shareholding
Released	17:54 05-May-04
Number	PRNUK-0505

5 May 2004

The Board of Directors of Countrywide Assured Group plc announces that the Board has today received the following:-

1. Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following purchase of Ordinary 5p Shares in the Company in respect of Mr H D Hill, Managing Director of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares Purchased	Price Per Share
05/05/04	05/05/04	H D Hill	70,686	186.687p

Following this purchase, Mr Hill's shareholding in the Company stands at 507,565, including 142,500 non-beneficial shares, representing 0.151% of the issued share capital of the Company.

2. The Trustees of the Company's Employee Benefit Trust received notification from seven employees of the Company exercising 36,622 options over Ordinary Shares of 5p each in the Company held by the Trustee of the Countrywide Assured Group plc Employee Benefit Trust, details as follows:

Date of Notification	Date of Exercise	No. of Options Exercised	Options Granted On	Price Per Share	Scheme
05.05.04	28.04.04	22,319	07.05.97	0p	Executive Share Bonus Scheme
05.05.04	28.04.04	10,117	14.04.98	140p	Executive Share Bonus Scheme
05.05.04	28.04.04	4,186	21.03.00	153.5p	Executive Share Bonus Scheme

The following Directors of Countrywide Assured Group plc are included within the class of beneficiaries of the Trust:

Harry D Hill

Gerald R Fitzjohn

Michael C Nower

Terry Marris

Anthony Ekins

Anthony B Crew

Christopher P Shaw

The purchase, allocation, sale and transfer of shares are at the discretion of the Trustees. The Directors named were previously deemed to have an interest in these shares. Their total shareholdings now amount to 3,338,199, shares, including their interest in the shares held by the Trustees, representing 0.999% of the issued share capital of the Company.

Director/Company Secretary

Countrywide Assured Group plc

END

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Company	Countrywide Assured
TIDM	CWA
Headline	Director Shareholding
Released	09:55 05-May-04
Number	PRNUK-0505

5 May 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

Director's Dealing

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following purchase of Ordinary 5p Shares in the Company in respect of Mr H D Hill, Managing Director of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares Purchased	Price Per Share
04/05/04	05/05/04	H D Hill	36,879	183.618p

Following this purchase, Mr Hill's shareholding in the Company stands at 436,879, including 142,500 non-beneficial shares, representing 0.13% of the issued share capital of the Company.

G R Williams

Company Secretary

Countrywide Assured Group plc

END

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Company	Countrywide Assured
TIDM	CWA
Headline	Director Shareholding
Released	16:18 29-Apr-04
Number	PRNUK-2904

29 April 2004

The Board of Directors of Countrywide Assured Group plc announces that the Board has today received the following:-

The Trustees of the Company's Employee Benefit Trust received notification from an employee of the Company exercising 6,994 options over Ordinary Shares of 5p each in the Company held by the Trustee of the Countrywide Assured Group plc Employee Benefit Trust, details as follows:

Date of Notification	Date of Exercise	No. of Options Exercised	Options Granted On	Price Per Share	Scheme
29.04.04	21.04.04	6,994	14.04.98	0p	Executive Share Bonus Scheme

The following Directors of Countrywide Assured Group plc are included within the class of beneficiaries of the Trust:

Harry D Hill

Gerald R Fitzjohn

Michael C Nower

Terry Marris

Anthony Ekins

Anthony B Crew

Christopher P Shaw

The purchase, allocation, sale and transfer of shares are at the discretion of the Trustees. The Directors named were previously deemed to have an interest in these shares. Their total shareholdings now amount to 3,230,634, shares, including their interest in the shares held by the Trustees, representing 1.968% of the issued share capital of the Company.

Director/Company Secretary

Countrywide Assured Group plc

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Company	Countrywide Assured
TIDM	CWA
Headline	Director Shareholding
Released	11:28 23-Apr-04
Number	PRNUK-2304

23 April 2004

The Board of Directors of Countrywide Assured Group plc announces that the Board has today received the following:-

a) On 21 April 2004, Mr G R Fitzjohn, Director of the Company sold 200,000 Ordinary Shares of 5p each in the Company at 192.25p per share.

Following this sale, Mr Fitzjohn's shareholding in the Company stands at 242,086, representing 0.073% of the issued share capital of the Company as at 22 April 2004.

b) Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise the following exercise of options and sale of Ordinary 5p Shares in the Company in respect of Mr G R Fitzjohn, Director of the Company

Date of Exercise	Date of Notification	No. of Options Exercised	Option Price per Share	Options Granted On	Scheme
23/4/04	23/4/04	133,333	140p	22/4/98	Executive Share
23/4/04	23/4/04	275,000	131p	18/3/99	Option Scheme 1996

Date of Sale	Date of Notification	No. of Shares sold	Selling Price per Share
23/4/04	23/4/04	408,333	190p

Following this exercise of options and sale, Mr Fitzjohn's shareholding in the Company stands at 242,086 representing 0.073% of the issued share capital of the Company as at 22 April 2004.

Director/Company Secretary

Countrywide Assured Group plc

END

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Regulatory Announcement

Company	Countrywide Assured
TIDM	CWA
Headline	Director Shareholding
Released	11:25 23-Apr-04
Number	PRNUK-2304

23 April 2004

The Board of Directors of Countrywide Assured Group plc announces that the Board has today received the following:-

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise the following exercise of options and sale of Ordinary 5p Shares in the Company in respect of Mr T Marris, Director of the Company

Date of Exercise	Date of Notification	No. of Options Exercised	Option Price per Share	Options Granted On	Scheme
22/4/04	23/4/04	80,000	106.5p	19/4/01	Executive Share Option Scheme 1996

Date of Sale	Date of Notification	No. of Shares sold	Selling Price per Share
22/4/04	23/4/04	80,000	190.75p

Following this exercise of options and sale, Mr Marris' shareholding in the Company stands at 110,150 representing 0.033% of the issued share capital of the Company as at 22 April 2004.

Director/Company Secretary

Countrywide Assured Group plc

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Company	Countrywide Assured
TIDM	CWA
Headline	Director Shareholding
Released	16:58 01-Apr-04
Number	PRNUK-0104

1 April 2004

The Board of Directors of Countrywide Assured Group plc announces that the Board has today received the following:-

a) The Trustees of the Company's Employee Benefit Trust received notification from Mr T Marris, Director of the Company exercising 44,740 options over Ordinary Shares of 5p each in the Company held by the Trustee of the Countrywide Assured Group plc Employee Benefit Trust, details as follows:

Date of Exercise	Date of Notification	No. of Options Exercised	Option Price per Share	Options Granted On	Scheme
26/03/04	01/04/04	44,740	145p	04/04/98	Executive Share Bonus Scheme

On 26 March 2004 all shares were sold at 181.5p per share.

The following Directors of Countrywide Assured Group plc are included within the class of beneficiaries of the Trust:

Harry D Hill

Gerald R Fitzjohn

Michael C Nower

Terry Marris

Anthony Ekins

Anthony B Crew

Christopher P Shaw

The purchase, allocation, sale and transfer of shares are at the discretion of the Trustees. The Directors named were previously deemed to have an interest in these shares. Their total shareholdings now amount to 3,574,250, shares, including their interest in the shares held by the Trustees, representing 1.069% of the issued share capital of the Company.

b) Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise the following exercise of options and sale of Ordinary 5p Shares in the Company in respect of Mr T Marris, Director of the company

Date of Exercise	Date of Notification	No. of Options	Option Price per	Options Granted	Scheme

		Exercised	Share	On	
31/3/04	1/4/04	133,333	140p	22/4/98	Executive
31/3/04	1/4/04	250,000	131p	18/3/99	Share Option Scheme (1996)

Date of Sale	Date of Notification	No. of Shares sold	Selling Price per Share
31/3/04	1/4/04	383,333	185p

Following this exercise of options and sale, Mr Marris' shareholding in the Company stands at 110,150 representing 0.03% of the issued share capital of the Company.

Director/Company Secretary

Countrywide Assured Group plc

END

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Company	Countrywide Assured
TIDM	CWA
Headline	Director Shareholding
Released	15:42 26-Mar-04
Number	PRNUK-2603

26 March 2004

The Board of Directors of Countrywide Assured Group plc announces that the Board has today received the following:-

The Trustees of the Company's Employee Benefit Trust received notification from an ex-employee of the Company exercising 42,320 options over Ordinary Shares of 5p each in the Company held by the Trustee of the Countrywide Assured Group plc Employee Benefit Trust, details as follows:

Date of Notification	Date of Exercise	No. of Options Exercised	Options Granted On	Price Per Share	Scheme
26.03.04	23.03.04	38,278	01.04.99	140p	Executive Share
26.03.04	23.03.04	4,042	14.04.98	145p	Bonus Scheme
					Executive Share
					Bonus Scheme

The following Directors of Countrywide Assured Group plc are included within the class of beneficiaries of the Trust:

Harry D Hill

Gerald R Fitzjohn

Michael C Nower

Terry Marris

Anthony Ekins

Anthony B Crew

Christopher P Shaw

The purchase, allocation, sale and transfer of shares are at the discretion of the Trustees. The Directors named were previously deemed to have an interest in these shares. Their total shareholdings now amount to 3,618,990, shares, including their interest in the shares held by the Trustees, representing 1.096% of the issued share capital of the Company.

Director/Company Secretary

Countrywide Assured Group plc

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Company	Countrywide Assured
TIDM	CWA
Headline	Director Shareholding
Released	16:06 22-Mar-04
Number	PRNUK-2203

22 March 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London

EC2N 1HP

Director's Dealing

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following exercise of options and sale of Ordinary 5p Shares in the Company in respect of Mr A H Ekins, Director of the Company.

Date of Exercise	Date of Notification	Name	No of Options Exercised	Option Price per Share	Granted On	Scheme
19/3/04	22/3/04	A H Ekins	133,333	140p	22/4/98	Executive Share Option
19/3/04	22/3/04	A H Ekins	250,000	131p	18/3/99	Scheme (1996)

Date of Sale	Date of Notification	Name	No of Shares Sold	Selling Price per Share
19/3/04	22/3/04	A H Ekins	383,333	185p

Following this exercise of options and sale, Mr Ekin's shareholdings in the Company stands at 34,148, representing 0.01% of the issued share capital of the Company.

G R Williams

Company Secretary

Countrywide Assured Group plc

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Company	Countrywide Assured
TIDM	CWA
Headline	Director Shareholding
Released	17:04 13-Jan-04
Number	PRNUK-1301

13 January 2004

The Board of Directors of Countrywide Assured Group plc announces that the Board has today received the following:-

1. The Trustees of the Company's Employee Benefit Trust received notification from two employees of the Company exercising 32,415 options over Ordinary Shares of 5p each in the Company held by the Trustee of the Countrywide Assured Group plc Employee Benefit Trust, details as follows:

Date of Notification	Date of Exercise	No. of Options Exercised	Options Granted On	Price Per Share	Scheme
13.01.04	09.01.04	25,000	31.03.94	56p	Executive Deferred
13.01.04	09.01.04	7,415	07.04.97	Nilp	Incentive Scheme
					Executive Share
					Bonus Scheme

The following Directors of Countrywide Assured Group plc are included within the class of beneficiaries of the Trust:

Harry D Hill

Gerald R Fitzjohn

Michael C Nower

Terry Marris

Anthony Ekins

Anthony B Crew

Christopher P Shaw

The purchase, allocation, sale and transfer of shares are at the discretion of the Trustees. The Directors named were previously deemed to have an interest in these shares. Their total shareholdings now amount to 3,710,220, shares, including their interest in the shares held by the Trustees, representing 1.13% of the issued share capital of the Company.

2. Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following exercise of options over Ordinary 5p shares in the Company in respect of two Directors of the Company, Mr G R Fitzjohn and Mr M C Nower.

   a. Mr G R Fitzjohn, Director of the Company, is the person who

exercised the above 25,000 options, on 9 January 2004 at 56p per share under the Company's Executive Deferred Incentive Scheme.

Following this exercise, Mr Fitzjohn's shareholding in the Company now stands at 442,086 representing 0.13% of the issued share capital of the Company.

b. On 9 January 2004, Mr M C Nower, Director of the Company, exercised 5,230 options granted to him on 2 October 1998 at 75.2p per share under the Company's Savings Related Share Option Scheme (1996). The savings contract was for five years with options exercisable from 1 November 2003 to 30 April 2004.

Following this exercise, Mr Nower's shareholding in the Company now stands at 268,740 representing 0.08% of the issued share capital of the Company.

Director/Company Secretary

Countrywide Assured Group plc

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Director/PDMR Shareholding
Released	11:15 21-Sep-05
Number	PRNUK-2109

21 September 2005

Notification of Transaction by Member of the Executive Committee

Pursuant to Sections 96A and 96B of the Financial Services and Market Act 2000, we write to advise you of the following purchase of Ordinary 5p Shares in the Company in respect of Mr R A Scarff, member of the Executive Committee of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares	Price Per Share
19/09/05	21/09/05	R A Scarff	2,286	389.66p

Following the above transaction, Mr Scarff's shareholding in the Company stands at 2,286 shares representing 0.001% of the issued share capital of the Company.

G R Williams

Company Secretary

Countrywide plc

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Director/PDMR Shareholding
Released	12:09 09-Sep-05
Number	PRNUK-0909

9 September 2005

Senior Executive's Sharedealing

Pursuant to Sections 96A and 96B of the Financial Services and Market Act 2000, we write to advise you of the following purchase of Ordinary 5p Shares in the Company in respect of Mr D B Fletcher, Senior Executive of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares	Price Per Share
09/09/05	09/09/05	D B Fletcher	3,000	346.5p

Following the above transaction, Mr Fletcher's shareholding in the Company stands at 3,000 shares representing 0.002% of the issued share capital of the Company.

G R Williams

Company Secretary

Countrywide plc

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Director/PDMR Shareholding
Released	16:30 08-Sep-05
Number	PRNUK-0809

8 September 2005

Senior Executive's Sharedealing

Pursuant to Sections 96A and 96B of the Financial Services and Market Act 2000, we write to advise you of the following purchase of Ordinary 5p Shares in the Company in respect of Mr G R Fitzjohn, Senior Executive of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares	Price Per Share
08/09/05	08/09/05	G R Fitzjohn	30,000	343p

Following the above transaction, Mr Fitzjohn's shareholding in the Company has increased from 142,390 to 172,390 shares representing 0.097% of the issued share capital of the Company.

G R Williams

Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Director/PDMR Shareholding
Released	12:12 16-Aug-05
Number	PRNUK-1608

16 August 2005

Senior Executive's Sharedealing

Pursuant to Sections 96A and 96B of the Financial Services and Market Act 2000, we write to advise you of the following purchase of Ordinary 5p Shares in the Company in respect of Mr John Williams, Senior Executive of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares	Price Per Share
16/08/05	16/08/05	J Williams	1,000	340.91p

Following this purchase, his shareholding in the Company stands at 1,000 representing 0.0006% of the issued share capital of the Company.

G R Williams

Company Secretary

Countrywide plc

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	11:12 23-Sep-05
Number	PRNUK-2309

23 September 2005

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 22 September 2005 from an official of Deutsche Bank AG, the extract of which is as follows:

'In accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 178,543,983 ordinary shares, Deutsche Bank AG, and its subsidiary companies no longer have a notifiable interest in the ordinary shares of Countrywide plc.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch'.

They previously held 7,194,713 shares reported on 15 September 2005.

Director/Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	16:46 19-Sep-05
Number	PRNUK-1909

19 September 2005

Notification of Share Interest

Pursuant to Sections 198-203 of the Companies Act 1985

We have received a notice dated 16 September 2005 from an official of Fidelity International Limited (FIL) that it has an aggregate notifiable interest in 17,695,728 Ordinary Shares of 5p each in Countrywide plc. On the basis of an issued share capital of 178,543,983 this represents 9.91% of the Company's shares in issue.

FIL holds them for various direct and indirect subsidiaries, including Fidelity Investment Services Limited (FISL); Fidelity Gestion (FIGEST); Fidelity Investments Advisory (Korea) Limited (FIA[K]JL); Fidelity Investments Management (Hong Kong) Limited (FIMHK); Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies, institutional clients. (See Schedule A for listing of registered shareholders and their holdings.

The notifiable interest also comprises the notifiable interest of Mr Edward C Johnson 3d, a principal shareholder of FIL.

The notifiable interest includes interest held on behalf of authorised unit trust schemes in the UK notwithstanding the exemption from reporting pursuant to section 209(1) (h) of the Act.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 204 of the Act respectively.

They have decreased their holding from 18,232,473 shares reported on 13 September 2005 to 17,695,728 shares, which equates to 9.91% of the issued share capital.

Company Secretary/Director

Countrywide plc

Schedule A

Security: Countrywide plc

Ordinary Shares Held	Management Company	Nominee/Registered Name

78,875	EPM	Bank of New York Europe LDN
650,744	FIL	J P Morgan, Bournemouth
636,326	FIL	Brown Bros Harriman Ltd LUX
14,588,980	FISL	J P Morgan, Bournemouth
414,303	FPM	Bank of New York Brussels
74,700	FPM	Citibank London
35,200	FPM	Clydesdale Bank plc
75,100	FPM	Mellon Bank
878,900	FPM	Northern Trust London
262,600	FPM	State Str Bank and TR Co Ldn

Total Ordinary Shares: 17,695,728

Key:

FISL = Fidelity Investment Services Limited

FPM = Fidelity Pension Management Investment Managers and various non-US investment companies and institutional clients

FIL = Fidelity International Limited

FII = Fidelity Investments International

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	14:19 19-Sep-05
Number	PRNUK-1909

19 September 2005

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

We have received a notice dated 16 September 2005 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

'We hereby notify you that as at close of business on 13 September 2005, The Goldman Sachs Group Inc ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 9,031,835 shares.

Of these 9,031,835 shares:

* The interest in 6,593,086 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

* The interest in 2,438,749 shares arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP'.

They have increased their shareholding from 7,190,714 shares in Countrywide plc reported on 3 August 2005 to 9,031,835 shares. This equates to 5.06% of the total issued share capital of 178,543,913 shares.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	14:49 15-Sep-05
Number	PRNUK-1509

15 September 2005

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 14 September 2005 from an official of Deutsche Bank AG, the extract of which is as follows:

'In accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 178,569,022 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 7,194,713 ordinary shares of Countrywide plc, amounting to 4.029%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch'.

They have increased their holding from 6,894,540 shares previously notified on 5 August 2005 to 7,194,713 shares which equates to 4.029% of the issued share capital

Director/Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	16:38 13-Sep-05
Number	PRNUK-1309

13 September 2005

Notification of Share Interest

Pursuant to Sections 198-203 of the Companies Act 1985

We have received a notice dated 12 September 2005 from an official of Fidelity International Limited (FIL) that it has an aggregate notifiable interest in 18,232,473 Ordinary Shares of 5p each in Countrywide plc. On the basis of an issued share capital of 178,569,022 this represents 10.21% of the Company's shares in issue.

FIL holds them for various direct and indirect subsidiaries, including Fidelity Investment Services Limited (FISL); Fidelity Gestion (FIGEST); Fidelity Investments Advisory (Korea) Limited (FIA[K]JL); Fidelity Investments Management (Hong Kong) Limited (FIMHK); Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies, institutional clients. (See Schedule A for listing of registered shareholders and their holdings.

The notifiable interest also comprises the notifiable interest of Mr Edward C Johnson 3d, a principal shareholder of FIL.

The notifiable interest includes interest held on behalf of authorised unit trust schemes in the UK notwithstanding the exemption from reporting pursuant to section 209(1) (h) of the Act.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 204 of the Act respectively.

They have decreased their holding from 24,944,650 shares reported on 28 April 2005 to 18,232,473 shares, which equates to 10.21% of the issued share capital.

Company Secretary/Director

Countrywide plc

Schedule A

Security: Countrywide plc

Ordinary Shares Held	Management Company	Nominee/Registered Name

78,875	EPM	Bank of New York Europe LDN
650,744	FIL	J P Morgan, Bournemouth
636,326	FIL	Brown Bros Harriman Ltd
14,869,209	FISL	J P Morgan, Bournemouth
414,303	FPM	Bank of New York Brussels
74,700	FPM	Citibank London
35,200	FPM	Clydesdale Bank plc
75,100	FPM	Mellon Bank
1,135,416	FPM	Northern Trust London
262,600	FPM	State Str Bank and TR Co Ldn

Total Ordinary Shares: 18,232,473

Key:

FISL = Fidelity Investment Services Limited

FPM = Fidelity Pension Management Investment Managers and various non-US investment companies and institutional clients

FIL = Fidelity International Limited

FII = Fidelity Investments International

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	17:25 05-Sep-05
Number	PRNUK-0509

5 September 2005

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 2 September 2005 from an official of Barclays plc, the extract of which is as follows.

'I hereby inform you that as at 31 August 2005, Barclays PLC through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 12.71%

Details of this interest, together with a breakdown of registered holders (as required by Section 202 (3) of the Act), are enclosed'.

They have increased their holding from 20,600,253 shares notified on 10 March 2005 to 22,694,381 shares which equates to 12.71% of the issued share capital.

Director/Secretary

Countrywide plc

REGISTERED HOLDERS REPORT

COUNTRYWIDE SEDOL: B00FQ06

As at 31 August 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 22,694,381 ORD GBP0.05

Registered Holder	Account Designation	Holding
BANK OF IRELAND	258180	65,188
BANK OF IRELAND	258227	95,186
BANK OF IRELAND	4239749	251,449
BANK OF NEW YORK	210405	84,765
BANK OF NEW YORK	214074	5,720
BANK OF NEW YORK	214075	705,059
BANK OF NEW YORK	221428	129,390
BANK OF NEW YORK	367748	728,632
BANK OF NEW YORK	392067	844,235
BANK OF NEW YORK	392177	95,773
BANK OF NEW YORK	768198	40,752

BARCLAYS CAPITAL NOMINEES LIMI		491,785
BNP PARIBAS		7,572
BNY (OCS) NOMINEES LTD	221476	81,593
BNY (OCS) NOMINEES LTD	387173	91,009
BOISS NOMINEES LTD	4224361	78,141
BT GLOBENET NOMINEES LTD	501577191	39,395
CHASE NOMINEES LTD	16376	101,431
CHASE NOMINEES LTD	16669	24,697
CHASE NOMINEES LTD	18243	22,082
CHASE NOMINEES LTD	19518	59,308
CHASE NOMINEES LTD	19519	296,318
CHASE NOMINEES LTD	19520	253,117
CHASE NOMINEES LTD	20947	8,347,109
CHASE NOMINEES LTD	21359	185,009
CHASE NOMINEES LTD	25772	111,135
CHASE NOMINEES LTD	27793	11,903
CHASE NOMINEES LTD	27795	16,786
CHASE NOMINEES LTD	27797	33,982
CHASE NOMINEES LTD	27799	60,843
CHASE NOMINEES LTD	27800	190,423
CHASE NOMINEES LTD	28270	162,278
CHASE NOMINEES LTD	28270	64,945
CHASE NOMINEES LTD	31961	267,284
CHASE NOMINEES LTD	35950	19,298
CIBC MELLON GLOBAL SECURITIES		4,490
CITIBANK	6010640794	43,961
CITIBANK	6010782807	65,280
DEUTSCHE BANK LONDON	8003168	347,599
dummy	DUMMY	50,349
dummy	DUMMY	593,110
dummy	DUMMY	67,437
dummy	DUMMY	202,740

dummy	DUMMY	10,399
dummy	DUMMY	16,230
dummy	DUMMY	51,817
Greig Middleton Nominees Limit	GM1	1,232
HSBC	813168	215,725
HSBC	845315	3,371
INVESTORS BANK AND TRUST CO.		219,511
INVESTORS BANK AND TRUST CO.		86,269
INVESTORS BANK AND TRUST CO.		9,466
INVESTORS BANK AND TRUST CO.		5,745
INVESTORS BANK AND TRUST CO.		13,775
JP MORGAN (BGI CUSTODY)	16331	58,721
JP MORGAN (BGI CUSTODY)	16341	89,681
JP MORGAN (BGI CUSTODY)	16341	222,259
JP MORGAN (BGI CUSTODY)	16344	79,778
JP MORGAN (BGI CUSTODY)	16345	155,805
JP MORGAN (BGI CUSTODY)	16400	1,670,444
JP MORGAN (BGI CUSTODY)	16612	83,478
JP MORGAN (BGI CUSTODY)	16621	51,986
JP MORGAN (BGI CUSTODY)	16644	155,415
JP MORGAN (BGI CUSTODY)	16901	29,219
JP MORGAN (BGI CUSTODY)	18409	129,042
JP MORGAN (BGI CUSTODY)	19514	31,500
JP MORGAN (BGI CUSTODY)	27795	94,206
JP MORGAN (BGI CUSTODY)	27799	170,278
JP MORGAN (BGI CUSTODY)	28166	529,365
JP MORGAN (BGI CUSTODY)	29514	117,199
JPMORGAN CHASE BANK		41,536
JPMorgan Chase Bank		51,108
JPMorgan Chase Bank		105,492
JPMorgan Chase Bank		86,233
JPMorgan Chase Bank		68,550

KAS ASSOCIATES	3507261	11,391
MELLON BANK	ABGFZ872482	562,587
MELLON BANK	TGGF0003002	18,249
Mellon Trust - US CUSTODIAN /		11,055
MELLON TRUST OF NEW ENGLAND		13,147
MIDLAND BANK (HSBC BANK PLC)	772823	432,040
NORTHERN TRUST	BCP04	11,952
NORTHERN TRUST	CVS21	234,816
NORTHERN TRUST	SCO06	56,289
NORTHERN TRUST	TNF01	64,811
NORTHERN TRUST	TRG01	17,453
NORTHERN TRUST	USF06	36,779
NORTHERN TRUST	USF12	451,509
NORTHERN TRUST BANK - BGI SEPA		14,523
NORTHERN TRUST BANK - BGI SEPA		3,774
NORTHERN TRUST BANK - BGI SEPA		16,788
R C Greig Nominees Limited	RC1	5,423
R C Greig Nominees Limited	RC1	18,737
R C Greig Nominees Limited a/c	AK1	2,153
R C Greig Nominees Limited a/c	AK1	3,001
R C Greig Nominees Limited a/c	BL1	300
R C Greig Nominees Limited a/c	BL1	130
R C Greig Nominees Limited GP1	GP1	3,509
STATE STREET	2RJ2	18,492
STATE STREET	JD12	81,085
STATE STREET	JFBL	50,538
STATE STREET	VE4J	116,037
STATE STREET TRUST OF CANADA -		5,135
UBS	dum	339,285
TOTAL		22,694,381

LEGAL ENTITY
REPORT

COUNTRYWIDE

SEDOL : B00FQ06

As at 31 August 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 22,694,381 ORD GBP0.05

Legal Entity	Holding	Percentage Held
Barclays Global Investors Australia Ltd	41,536	0.0233
Barclays Capital Securities Ltd	491,785	0.2755
Gerrard Ltd	8,724	0.0049
Barclays Global Investors Japan Ltd	311,383	0.1744
Woolwich Unit Trust Managers Ltd	1,351,022	0.7568
Gerrard Ltd	25,761	0.0144
Barclays Global Investors Ltd	10,511,176	5.8882
Barclays Global Investors, N.A.	411,250	0.2304
Barclays Global Investors Ltd	8,708,277	4.8783
Barclays Life Assurance Co Ltd	833,467	0.4669
Group Holding	22,694,381	12.7131

END

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RECEIVED
2005 SEP 29 P 2:1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	15:11 05-Aug-05
Number	PRNUK-0508

5 August 2005

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 4 August 2005 from an official of Deutsche Bank AG, the extract of which is as follows:

'In accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 178,757,547 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 6,894,540 ordinary shares of Countrywide Plc, amounting to 3.86%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch'.

They previously notified on 8 March 2005 that they had no notifiable interest in the ordinary shares of the Company.

Director/Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	11:54 08-Jul-05
Number	PRNUK-0807

8 July 2005

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

We have received a notice dated 7 July 2005 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

'We hereby notify you that as at close of business on 5 July 2005, The Goldman Sachs Group Inc ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 5,636,941 shares.

Of these 5,636,941 shares:

* The interest in 5,093,407 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

* The interest in 543,534 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP'.

They previously notified that they no longer had a disposable interest in Countrywide plc shares reported on 10 February 2005. Their current shareholding of 5,636,941 shares equates to 3.15% of the total issued share capital of 178,755,635 shares.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	14:36 05-May-05
Number	PRNUK-0505

5 May 2005

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have received a notice dated 4 May 2005 from an official of Southeastern Asset Management, Inc., the extract of which is as follows:

'We hereby notify you that, as a result of purchases made on May 4 2005, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, have total aggregate ownership in the ordinary shares of Countrywide plc equalling 19.99% as of the date of this letter. Pursuant to Section 198 of the Companies Act 1985 (as amended), Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 178,754,455 ordinary shares.

Registered Holder		Holding	Percentage
Nortrust Nominees Ltd		9,753,000	5.46
Mellon Nominees (UK) Ltd		8,351,601	4.67
Harewood Nominees		3,368,000	1.88
The Bank of New York (Nominees) Ltd		3,819,001	2.14
Chase Nominees Ltd		4,341,000	2.43
JP Morgan Chase		624,000	0.35
State Street Nominees Ltd		5,105,000	2.86
Euroclear Nominees Ltd		372,000	0.20
	Totals	35,733,602	19.99% '

Company Secretary/Director

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	15:31 29-Apr-05
Number	PRNUK-2904

29 April 2005

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have today received a notice dated 28 April 2005 from an official of Artisan Partners Limited Partnership, the extract of which is as follows:

'We hereby notify you in fulfilment of the obligation of disclosure imposed by the provisions of Sections 198 to 203 of the Companies Act (1985) (the 'Act'), that:

(a) As at April 27, 2005 Artisan Partners Limited Partnership was interested for the purposes of the Act in 5,939,167 ordinary shares of five pence (5p) each comprised in the relevant share capital, as defined in section 198(2) of the Act, of Countrywide plc (the 'Relevant Shares');

(b) The registered holders of the Relevant Shares are:

Nominee	Shares
State Street Nominees Limited	5,046,712
Boston Safe	372,041
Brown Brothers Harriman	349,852
Chase Nominees Ltd	170,562

(c) Artisan Partners Limited Partnership is interested in the Relevant Shares by virtue of Section 208(4)(b) of the Act; and

(d) This notification is given on behalf of Artisan Partners Limited Partnership and its registered address is at 875 East Wisconsin Avenue, Suite 800, Milwaukee W1 53202'.

This is the first notification of their holding. On the basis of issued share capital of 178,754,455, the holding of 5,939,167 shares represents 3.32% of the Company's shares in issue.

Director/Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	16:00 28-Apr-05
Number	PRNUK-2804

28th April 2005

Notification of Share Interest

Pursuant to Sections 198-203 of the Companies Act 1985

We have received a notice dated 27th April 2005 from an official of Fidelity International Limited (FIL) that it has an aggregate notifiable interest in 24,944,650 Ordinary Shares of 5p each in Countrywide plc. On the basis of an issued share capital of 178,754,455 this represents 13.95% % of the Company's shares in issue.

FIL holds them for various direct and indirect subsidiaries, including Fidelity Investment Services Limited (FISL); Fidelity Gestion (FIGEST); Fidelity Investments Advisory (Korea) Limited (FIA[K]JL); Fidelity Investments Management (Hong Kong) Limited (FIMHK); Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies, institutional clients. (See Schedule A for listing of registered shareholders and their holdings).

The notifiable interest also comprises the notifiable interest of Mr. Edward C Johnson 3d, a principal shareholder of FIL.

The notifiable interest includes interest held on behalf of authorised unit trust schemes in the UK notwithstanding the exemption from reporting pursuant to section 209(1) (h) of the Act.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 204 of the Act respectively.

They have decreased their holding from 25,142,326 shares reported on 20th April 2005 to 24,944,650 shares, which equates to 13.95% of the issued share capital.

Company Secretary/Director

Countrywide plc

Schedule A

Security: Countrywide plc

Ordinary Shares Held	Management Company	Nominee/Registered Name

155,668	FII	Bank of New York Europe LDN Total
972,824	FII	JP Morgan, Bournemouth Total
700,526	FIL	Brown Bros Harriman Ltd. Lux Total
73,955	FIL	JP Morgan, Bournemouth Total
20,536,583	FISL	JP Morgan, Bournemouth Total
458,203	FPM	Bank of New York Brussels Total
88,275	FPM	Bank of New York Europe Ldn Total
143,350	FPM	Citibank London Total
48,300	FPM	Clydesdale Bank plc Total
67,600	FPM	Mellon Bank Total
1,400,216	FPM	Northern Trust London Total
299,150	FPM	State Str Bank and TR Co Ldn (S Total)

Total Ordinary Shares: 24,944,650

Key:

FISL = Fidelity Investment Services Limited

FPM = Fidelity Pension Management Investment Managers for various non-US investment companies and institutional clients

FIL = Fidelity International Limited

FII = Fidelity Investments International

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	14:38 20-Apr-05
Number	PRNUK-2004

20th April 2005

Notification of Share Interest

Pursuant to Sections 198-203 of the Companies Act 1985

We have received a notice dated 19th April 2005 from an official of Fidelity International Limited (FIL) that it has an aggregate notifiable interest in 25,142,326 Ordinary Shares of 5p each in Countrywide plc. On the basis of an issued share capital of 178,754,455 this represents 14.07% % of the Company's shares in issue.

FIL holds them for various direct and indirect subsidiaries, including Fidelity Investment Services Limited (FISL); Fidelity Gestion (FIGEST); Fidelity Investments Advisory (Korea) Limited (FIA[K]JL); Fidelity Investments Management (Hong Kong) Limited (FIMHK); Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies, institutions and clients. (See Schedule A for listing of registered shareholders and their holdings).

The notifiable interest also comprises the notifiable interest of Mr. Edward C Johnson 3d, a principal shareholder of FIL.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 204 of the Act respectively.

They have increased their holding from 23,652,581 shares reported on 6th December 2004 to 25,142,326 shares, which equates to 14.07% of the issued share capital.

Company Secretary/Director

Countrywide plc

Schedule A

Security: Countrywide plc

Ordinary Shares Held	Management Company	Nominee/Registered Name
155,668	FII	Bank of New York Europe LDN Total

972,824	FII	JP Morgan, Bournemouth Total
587,826	FIL	Brown Bros Harriman Ltd. Lux Total
73,955	FIL	JP Morgan, Bournemouth Total
14,943,447	FISL	JP Morgan, Bournemouth Total
5,799,612	FISL	JP Morgan, Bournemouth Total
439,003	FPM	Bank of New York Brussels Total
88,275	FPM	Bank of New York Europe Ldn Total
143,350	FPM	Citibank London Total
85,200	FPM	Clydesdale Bank plc Total
123,400	FPM	Mellon Bank Total
1,430,616	FPM	Northern Trust London Total
299,150	FPM	State Str Bank and TR Co Ldn (S Total)

Total Ordinary Shares: 25,142,326

Key:

FISL = Fidelity Investment Services Limited

FPM = Fidelity Pension Management Investment Managers for various non-US investment companies and institutional clients

FIL = Fidelity International Limited

FII = Fidelity Investments International

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	14:28 18-Apr-05
Number	PRNUK-1804

18 April 2005

Notification of Share Interest

Sections 198 - 203 of the Companies Act 1985

We have received a notice, dated 15 April 2005 from an official of Bingham McCutchen LLP, on behalf of Abrams Capital International Ltd., Abrams Capital Partners I, LP, Abrams Capital Partners II, LP, and Whitecrest Partners LP, the extract of which is as follows:-

'This notice of disclosure of interests in the ordinary shares of the Company (the 'Ordinary Shares') is made pursuant to Section 198 et seq., Part VI of the Companies Act 1985, as amended (the 'Act') on behalf of Abrams Capital International Ltd., Abrams Capital Partners I, LP, Abrams Capital Partners II, LP and Whitecrest Partners LP as well as on behalf of Pamet Capital Management, LLC, Abrams Capital LLC and David Abrams, as related parties.

Abrams Capital International Ltd., Abrams Capital Partners I, LP, Abrams Capital Partners II, LP and Whitecrest Partners, LP have acquired an interest in the Ordinary Shares of the Company that resulted in a total holding of 5,401,906 Ordinary Shares in the Company. Following the acquisition, the entities hold the following interests in the Company:

Name and Address	Interests being Disclosed
* Abrams Capital International Ltd.	331,800 Ordinary Shares (and interests pursuant to s.204 of the Act in Ordinary Shares held by
c/o Abrams Capital LLC	Abrams Capital Partners I, LP, Abrams Capital Partners II, LP and
222 Berkeley Street	Whitecrest Partners, LP)
22nd Floor	376,600 Ordinary Shares (and interests pursuant to s.204 of the
Boston	Act in Ordinary Shares held by Abrams Capital International Ltd.,
MA 02116	Abrams Capital Partners II, LP and Whitecrest Partners, LP)
* Abrams Capital Partners I, LP	
c/o Abrams Capital LLC	3,884,706 Ordinary Shares (and interests pursuant to s.204 of the
222 Berkeley Street	Act in Ordinary Shares held by Abrams Capital International, Ltd.,
22nd Floor	Abrams Capital Partners I, LP and Whitecrest Partners, LP)
Boston	808,800 Ordinary Shares (and interests pursuant to s.204 of the
MA 02116	Act in Ordinary Shares held by Abrams Capital International Ltd.,
* Abrams Capital Partners II, LP	Abrams Capital Partners I, LP and Abrams Capital Partners II, LP)

c/o Abrams Capital LLC

222 Berkeley Street

22nd Floor

Boston

MA 02116

331,800 Ordinary Shares (by virtue of s.203 of the Act)

5,070,106 Ordinary Shares (by virtue of s.203 of the Act)

5,401,906 Ordinary Shares (by virtue of s.203 of the Act)

* Whitecrest Partners, LP

c/o Abrams Capital LLC

222 Berkeley Street

22nd Floor

Boston

MA 02116

* Pamet Capital Management, LLC

c/o Abrams Capital LLC

222 Berkeley Street

22nd Floor

Boston

MA 02116

* Abrams Capital, LLC

c/o Abrams Capital LLC

222 Berkeley Street

22nd Floor

Boston

MA 02116

* David Abrams

c/o Abrams Capital LLC

222 Berkeley Street

22nd Floor

Boston

MA 02116

The registered holder of all of the 5,401,906 Ordinary Shares, which are the subject of this notice, is Morgan Stanley who holds such shares as custodian for Abrams Capital International Ltd., Abrams Capital Partners I, LP, Abrams Capital Partners II, LP and Whitecrest Partners, LP.

Each of Abrams Capital International Ltd., Abrams Capital Partners I, LP,

Abrams Capital Partners II, LP and Whitecrest Partners, LP should be regarded as being party to an agreement within the meaning of Section 204 Companies Act 1985. Each of Abrams Capital International Ltd., Abrams Capital Partners I, LP, Abrams Capital Partners, II, LP and Whitecrest Partners, LP are, pursuant to Section 205 Companies Act 1985, interested in the shareholding of the other company.

For the purposes of Section 203 of Companies Act 1985, we notify you that:

Pamet Capital Management, LLC's interest in the Ordinary Shares arises from its capacity as investment manager of Abrams Capital International Ltd.

Abrams Capital LLC's interest in the Ordinary Shares arises from its capacity as general partner of each of Abrams Capital Partners I, LP, Abrams Capital Partners II, LP and Whitecrest Partners, LP.

David Abrams' interest in the Ordinary Shares arises from him being the managing member of each of Pamet Capital Management, LLC and Abrams Capital, LLC.'

On the basis of an issued share capital of 178,754,455 the holding of 5,401,906 shares represents 3.02% of the Company's share in issue.

Director/Company Secretary

Countrywide plc

END

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Regulatory Announcement

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	17:26 18-Mar-05
Number	PRNUK-1803

18 March 2005

Notification of Share Interest

Sections 198 - 203 of the Companies Act 1985

We have received a faxed notice, dated 18 March 2005 from an official of Prudential plc, the extract of which is as follows:-

In reply to your request and in accordance with Part VI of the Companies Act 1985 (as amended) (the 'Act'), we write to inform you that Prudential plc, and certain of its subsidiary companies, have a notifiable interest in the issued share capital of your company as detailed in the attached schedule.

For the purposes of s210 of the Act, the address for those companies identified in the attached schedule is Laurence Pountney Hill, London EC4R OHH'.

Director/Company Secretary

Countrywide plc

Percentage holdings are calculated using an issued share capital of 178,754,455 ORD GBP0.05 shares

Registered Holder	Holding	Percentage
		%
Prudential plc Total notifiable interest	5,419,842	3.03
PRUCLT HSBC GIS NOM (UK) PAC AC +	5,365,842	
PRUCLT HSBC GIS NOM (UK) PPL AC +	54,000	
The Prudential Assurance Company Limited	5,419,984	3.03
PRUCLT HSBC GIS NOM (UK) PAC AC	5,365,842	
PRUCLT HSBC GIS NOM (UK) PPL AC	54,000	

+ repeated in the columns below

END

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Regulatory Announcement

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	14:59 17-Mar-05
Number	PRNUK-1703

17 March 2005

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have received a notice dated 16 March 2005 from an official of Southeastern Asset Management, Inc., the extract of which is as follows:

'We hereby notify you that, as a result of Countrywide plc's share placement of 8,456,416 shares and the resulting increase to the total issued shared capital, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, have total aggregate ownership in the ordinary shares of Countrywide plc equalling 18.91% as of the date of this letter. Pursuant to Section 198 of the Companies Act 1985 (as amended), Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 175,754,455 ordinary shares.

Registered Holder		Holding	Percentage
Nortrust Nominees Ltd		9,166,000	5.13
Mellon Nominees (UK) Ltd		7,851,601	4.39
Harewood Nominees		3,368,000	1.88
The Bank of New York (Nominees) Ltd		3,819.001	2.14
Chase Nominees Ltd		4,341,000	2.43
JP Morgan Chase		624,000	0.35
State Street Nominees Ltd		4,225,000	2.36
Euroclear Nominees Ltd		413,000	0.23
	Totals	33,807,602	18.91 '

Company Secretary/Director

Countrywide plc

END

Regulatory Announcement

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	14:49 10-Mar-05
Number	PRNUK-1003

10 March 2005

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have today received a notice dated 7 March 2005 from an official of Barclays PLC, the extract of which is as follows:

'I hereby inform you that as at 4 March 2005, Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 12.10%

Details of this interest, together with a breakdown between registered holders (as required by Section 202 (3) of the Act), are enclosed'.

They have increased their holding from 18,953,815 shares notified on 17 February 2005 to 20,600,253 shares which equates to 12.10% of the issued share capital.

Director/Secretary

Countrywide plc

REGISTERED HOLDERS REPORT

COUNTRYWIDE SEDOL: B00FQ06

As at 04 March 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 20,600,253 ORD GBP0.05

Registered Holder	Account Designation	Holding
BANK OF IRELAND	4239749	202,699
BANK OF NEW YORK	214074	5,720
BANK OF NEW YORK	214075	634,654
BANK OF NEW YORK	221428	123,816
BANK OF NEW YORK	367748	685,076
BANK OF NEW YORK	392067	795,483
BANK OF NEW YORK	392177	85,911
BANK OF NEW YORK	768198	33,920
Barclays Trust Co & Others		2,128
BNP PARIBAS		20,782

BNY (OCS) NOMINEES LTD	221476	101,162
BNY (OCS) NOMINEES LTD	387173	88,769
BOISS NOMINEES LTD	4224361	73,181
BT GLOBENET NOMINEES LTD	501577191	72,179
CHASE NOMINEES LTD	16376	92,785
CHASE NOMINEES LTD	16669	27,842
CHASE NOMINEES LTD	18243	22,082
CHASE NOMINEES LTD	19518	61,979
CHASE NOMINEES LTD	19519	254,884
CHASE NOMINEES LTD	19520	265,411
CHASE NOMINEES LTD	20947	7,674,315
CHASE NOMINEES LTD	21359	241,025
CHASE NOMINEES LTD	25772	104,488
CHASE NOMINEES LTD	27793	11,903
CHASE NOMINEES LTD	27795	16,786
CHASE NOMINEES LTD	27797	33,982
CHASE NOMINEES LTD	27799	60,843
CHASE NOMINEES LTD	27800	254,777
CHASE NOMINEES LTD	28270	64,378
CHASE NOMINEES LTD	28270	153,761
CHASE NOMINEES LTD	31961	241,085
CHASE NOMINEES LTD	35950	15,098
CIBC MELLON GLOBAL SECURITIES		12,522
CITIBANK	6010613363	134,797
CITIBANK	6010640794	43,961
CITIBANK	6010782807	55,348
DEUTSCHE BANK LONDON	8003168	347,599
HSBC	813168	197,939
HSBC	814537	13,446
HSBC	845315	3,371
INVESTORS BANK AND TRUST CO.		18,459
INVESTORS BANK AND TRUST CO.		591,971

INVESTORS BANK AND TRUST CO.		203,608
INVESTORS BANK AND TRUST CO.		16,230
INVESTORS BANK AND TRUST CO.		5,920
INVESTORS BANK AND TRUST CO.		67,437
INVESTORS BANK AND TRUST CO.		5,776
JP MORGAN (BGI CUSTODY)	16331	60,089
JP MORGAN (BGI CUSTODY)	16341	197,804
JP MORGAN (BGI CUSTODY)	16341	101,242
JP MORGAN (BGI CUSTODY)	16344	73,602
JP MORGAN (BGI CUSTODY)	16345	137,559
JP MORGAN (BGI CUSTODY)	16400	1,832,448
JP MORGAN (BGI CUSTODY)	16612	121,023
JP MORGAN (BGI CUSTODY)	16621	49,447
JP MORGAN (BGI CUSTODY)	16644	149,936
JP MORGAN (BGI CUSTODY)	16901	29,219
JP MORGAN (BGI CUSTODY)	18409	84,007
JP MORGAN (BGI CUSTODY)	19514	35,269
JP MORGAN (BGI CUSTODY)	27795	105,276
JP MORGAN (BGI CUSTODY)	27799	151,863
JP MORGAN (BGI CUSTODY)	28166	529,365
JP MORGAN (BGI CUSTODY)	29514	107,245
JPM FRANKFURT	27717	88,016
JPMORGAN CHASE BANK		52,474
JPMorgan Chase Bank		51,108
JPMorgan Chase Bank		73,066
JPMorgan Chase Bank		86,233
JPMorgan Chase Bank		68,550
KAS ASSOCIATES	3507261	11,391
MELLON BANK	ABGFZ872482	552,186
MELLON BANK	TGGF0003002	18,249
Mellon Trust - Boston & SF		31,367
MELLON TRUST OF NEW ENGLAND		39,210

MIDLAND BANK (HSBC BANK PLC)	772823	387,260
NORTHERN TRUST	BCP04	11,952
NORTHERN TRUST	CVS21	224,428
NORTHERN TRUST	SCO06	53,330
NORTHERN TRUST	TNF01	58,033
NORTHERN TRUST	TRG01	33,590
NORTHERN TRUST	USF06	36,779
NORTHERN TRUST	USF12	426,068
NORTHERN TRUST BANK - BGI SEPA		10,399
NORTHERN TRUST BANK - BGI SEPA		50,349
NORTHERN TRUST BANK - BGI SEPA		42,501
R C Greig Nominees Limited a/c	BL1	300
R C Greig Nominees Limited GP1	GP1	750
STATE STREET	2RJ2	25,261
STATE STREET	JD12	80,425
STATE STREET	N3B6	67,432
STATE STREET	N3YZ	11,443
ZEBAN NOMINEES LIMITED		1,421
	Group Holding	20,600,253

LEGAL ENTITY REPORT - ALL HOLDINGS

COUNTRYWIDE SEDOL: B00FQ06

As at 04 March 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 20,600,253 ORD GBP0.05

Legal Entity	Holding	Percentage Held
Barclays Global Investors Ltd	7,430,168	4.3633
Gerrard Ltd	1,050	0.0006
Barclays Bank Trust Company Ltd	2,128	0.0012
Barclays Global Investors Australia Ltd	52,474	0.0308
Woolwich Unit Trust Managers Ltd	1,222,648	0.718
Barclays Global Investors, N.A.	1,116,531	0.6557
Barclays Life Assurance Co Ltd	570,296	0.3349
Barclays Global Investors Japan	278,957	0.1638

Ltd

Barclays Private Bank Ltd		1,421	0.0008
Barclays Global Investors Ltd		9,924,580	5.8281
	Group Holding	20,600,253	12.0972

1

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Regulatory Announcement

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	16:16 08-Mar-05
Number	PRNUK-0803

8 March 2005

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 4 March 2005 from an official of Deutsche Bank AG, the extract of which is as follows:

'Further to our letter of 17 February 2005 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 170,293,789 ordinary shares, Deutsche Bank AG, and its subsidiary companies no longer have a notifiable interest in the ordinary shares of Countrywide Plc.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch'.

They previously notified on 18 February 2005 that they held 5,188,915 shares representing 3.05% in the Company.

Director/Secretary

Countrywide plc

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Regulatory Announcement

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	11:09 25-Feb-05
Number	PRNUK-2502

25th February 2005

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have today received a notice dated 24th February 2005 from an official of Morgan Stanley Securities Limited, the extract of which is as follows:

'This notification relates to the ordinary shares of the company (the 'shares') and is given in fulfilment of the obligation imposed under Section 198 of the Companies Act 1985 (The 'Act').

We hereby notify you that on 22 February 2005 Morgan Stanley Securities Limited ('MSSL') disposed of an interest in the shares with the result that MSSL, and the group companies which are direct or indirect holding companies of MSSL, no longer hold a notifiable interest in the shares in accordance with Section 198 of the Companies Act 1985.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested'.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	13:35 18-Feb-05
Number	PRNUK-1802

18 February 2005

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 17 February 2005 from an official of Deutsche Bank AG, the extract of which is as follows:

'In accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 170,293,789 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 5,188,915 ordinary shares of Countrywide Plc, amounting to 3.05%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch'.

They previously notified on 14 December 2004 that they no longer had a notifiable interest in the Company.

Director/Secretary

Countrywide plc

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Regulatory Announcement

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	14:55 17-Feb-05
Number	PRNUK-1702

17 February 2005

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have today received a notice dated 14 February 2005 from an official of Barclays PLC, the extract of which is as follows:

'I hereby inform you that as at 11 February 2005, Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 11.13%

Details of this interest, together with a breakdown between registered holders (as required by Section 202 (3) of the Act), are enclosed'.

They have increased their holding from 17,213,026 shares notified on 10 February 2005 to 18,953,815 shares which equates to 11.13% of the issued share capital.

Director/Secretary

Countrywide plc

REGISTERED HOLDERS REPORT

COUNTRYWIDE

SEDOL: B00FQ06

As at 11 February 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 18,953,815 ORD GBP0.05

Registered Holder	Account Designation	Holding
BANK OF IRELAND	4239749	175,258
BANK OF NEW YORK	214074	5,720
BANK OF NEW YORK	214075	623,407
BANK OF NEW YORK	221428	120,424
BANK OF NEW YORK	367748	658,548
BANK OF NEW YORK	392067	766,122
BANK OF NEW YORK	392177	83,545
BANK OF NEW YORK	768198	33,920
BARCLAYS CAPITAL NOMINEES LIMI		82,817

Barclays Trust Co & Others		2,128
BNY (OCS) NOMINEES LTD	221476	95,774
BNY (OCS) NOMINEES LTD	387173	82,733
BOISS NOMINEES LTD	4224361	71,792
BT GLOBENET NOMINEES LTD	501577191	11,617
CHASE NOMINEES LTD	16376	92,785
CHASE NOMINEES LTD	16669	27,842
CHASE NOMINEES LTD	18243	22,082
CHASE NOMINEES LTD	19518	61,979
CHASE NOMINEES LTD	19519	254,884
CHASE NOMINEES LTD	19520	269,755
CHASE NOMINEES LTD	20947	7,210,521
CHASE NOMINEES LTD	21359	234,883
CHASE NOMINEES LTD	25772	100,818
CHASE NOMINEES LTD	27793	11,903
CHASE NOMINEES LTD	27795	18,911
CHASE NOMINEES LTD	27797	33,982
CHASE NOMINEES LTD	27799	60,843
CHASE NOMINEES LTD	27800	254,777
CHASE NOMINEES LTD	28270	148,788
CHASE NOMINEES LTD	28270	64,378
CHASE NOMINEES LTD	31961	230,191
CHASE NOMINEES LTD	35950	15,098
CIBC MELLON GLOBAL SECURITIES		6,463
CITIBANK	6010613363	117,714
CITIBANK	6010640794	43,961
CITIBANK	6010782807	55,348
DEUTSCHE BANK LONDON	8003168	108,043
HSBC	813168	177,223
HSBC	814537	13,446
HSBC	845315	3,371
INVESTORS BANK AND TRUST CO.		3,965

INVESTORS BANK AND TRUST CO.		3,969
INVESTORS BANK AND TRUST CO.		137,232
INVESTORS BANK AND TRUST CO.		39,119
INVESTORS BANK AND TRUST CO.		14,176
INVESTORS BANK AND TRUST CO.		398,704
JP MORGAN (BGI CUSTODY)	16331	60,089
JP MORGAN (BGI CUSTODY)	16341	188,005
JP MORGAN (BGI CUSTODY)	16341	101,242
JP MORGAN (BGI CUSTODY)	16344	66,694
JP MORGAN (BGI CUSTODY)	16345	131,869
JP MORGAN (BGI CUSTODY)	16400	1,832,448
JP MORGAN (BGI CUSTODY)	16612	108,366
JP MORGAN (BGI CUSTODY)	16621	46,733
JP MORGAN (BGI CUSTODY)	16644	149,936
JP MORGAN (BGI CUSTODY)	16901	29,219
JP MORGAN (BGI CUSTODY)	18409	84,007
JP MORGAN (BGI CUSTODY)	19514	35,269
JP MORGAN (BGI CUSTODY)	27795	105,276
JP MORGAN (BGI CUSTODY)	27799	146,463
JP MORGAN (BGI CUSTODY)	28166	529,365
JP MORGAN (BGI CUSTODY)	29514	99,644
JPM FRANKFURT	27717	41,442
JPMORGAN CHASE BANK		25,536
JPMorgan Chase Bank		38,725
JPMorgan Chase Bank		31,351
JPMorgan Chase Bank		28,652
JPMorgan Chase Bank		31,580
KAS ASSOCIATES	3507261	11,391
MELLON BANK	ABGFZ872482	507,581
MELLON BANK	TGGF0003002	18,249
Mellon Trust - Boston & SF		20,931
MELLON TRUST OF NEW ENGLAND		26,651

MIDLAND BANK (HSBC BANK PLC)	772823	345,963
NORTHERN TRUST	BCP04	11,952
NORTHERN TRUST	CVS21	218,421
NORTHERN TRUST	SCO06	53,330
NORTHERN TRUST	TNF01	55,400
NORTHERN TRUST	TRG01	33,590
NORTHERN TRUST	USF06	36,779
NORTHERN TRUST	USF12	415,465
NORTHERN TRUST BANK - BGI SEPA		29,337
NORTHERN TRUST BANK - BGI SEPA		7,065
NORTHERN TRUST BANK - BGI SEPA		34,312
R C Greig Nominees Limited a/c	BL1	300
R C Greig Nominees Limited GP1	GP1	750
STATE STREET	2RJ2	25,261
STATE STREET	JD12	80,425
STATE STREET	N3B6	44,928
STATE STREET	N3YZ	11,443
ZEBAN NOMINEES LIMITED		1,421
	Group Holding	18,953,815

LEGAL ENTITY REPORT - ALL

COUNTRYWIDE

SEDOL : B00FQ06

As at 11 February 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 18,953,815 ORD GBP0.05

Legal Entity

Holding

Percentage Held

Barclays Global Investors Ltd

9,454,644

5.5522

Barclays Global Investors Japan Ltd

124,264

.0730

Barclays Global Investors Australia Ltd

31,580

.0185

Gerrard Ltd

1,050

.0006

Barclays Life Assurance Co Ltd

547,899

.3217

Barclays Bank Trust Company Ltd

2,128

.0012

Woolwich Unit Trust Managers Ltd

1,215,745

.7139

Barclays Global Investors, N. A.

721,924

.4239

Barclays Global Investors Ltd

6,770,343

3.9758

Barclays Private Bank Ltd

1,421

.0008

Barclays Capital Securities Ltd

82,817

.0486

Group Holding

18,953,815

11.1302

Regulatory Announcement

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RECEIVED
2005 SEP 28 P 2:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	12:07 11-Feb-05
Number	PRNUK-1102

11 February 2005

NOTIFICATION OF HOLDINGS

PURSUANT TO S.198 OF THE COMPANIES ACT 1985

We have received a notice from an official of Eminence Capital LLC the extract of which is as follows.

'We hereby notify you that as a result of a sale transaction made on February 9 2005, the clients of Eminence Capital LLC ('Eminence Capital') no longer retain an aggregate ownership position in the ordinary shares of Countrywide plc equivalent to an amount that exceeds 3%. Pursuant to Section 198 of the Companies Act 1985 (as amended), Eminence Capital hereby provides you notice of the change in interest held by its clients in the ordinary shares of Countrywide plc'.

They previously held 5,800,000 shares reported on 12 November 2004.

Company Secretary/Director

Countrywide plc

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Regulatory Announcement

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	10:23 10-Feb-05
Number	PRNUK-1002

10 February 2005

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

We have received a notice dated 8 February 2005 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

'We hereby notify you that as at close of business on 4 February 2005, The Goldman Sachs Group Inc ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, no longer had a disclosable interest in shares'.

They previously held 6,403,582 shares reported on 30 December 2004.

Director/Company Secretary

Countrywide plc

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Regulatory Announcement

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	10:22 10-Feb-05
Number	PRNUK-1002

10 February 2005

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have today received a notice dated 7 February 2005 from an official of Barclays PLC, the extract of which is as follows:

'I hereby inform you that as at 4 February 2005, Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 10.11%

Details of this interest, together with a breakdown between registered holders (as required by Section 202 (3) of the Act), are enclosed'.

They have increased their holding from 10,276,173 shares notified on 7 February 2005 to 17,213,026 shares which equates to 10.11% of the issued share capital.

Director/Secretary

Countrywide plc

REGISTERED HOLDERS REPORT

COUNTRYWIDE

SEDOL: B00FQ06

As at 04 February 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 17,213,026 ORD GBP0.05

Registered Holder	Account Designation	Holding
BANK OF IRELAND	4239749	175,258
BANK OF NEW YORK	214074	5,720
BANK OF NEW YORK	214075	412,365
BANK OF NEW YORK	221428	90,186
BANK OF NEW YORK	367748	515,293
BANK OF NEW YORK	392067	603,365
BANK OF NEW YORK	392177	83,545
BANK OF NEW YORK	768198	33,920
Barclays Trust Co & Others		2,128

BNY (OCS) NOMINEES LTD	221476	95,774
BNY (OCS) NOMINEES LTD	387173	45,723
BOISS NOMINEES LTD	4224361	70,297
BT GLOBENET NOMINEES LTD	501577191	11,617
CHASE NOMINEES LTD	16376	92,785
CHASE NOMINEES LTD	16669	27,842
CHASE NOMINEES LTD	18243	22,082
CHASE NOMINEES LTD	19518	61,979
CHASE NOMINEES LTD	19519	163,356
CHASE NOMINEES LTD	19520	269,755
CHASE NOMINEES LTD	20947	7,185,521
CHASE NOMINEES LTD	21359	189,640
CHASE NOMINEES LTD	25772	72,508
CHASE NOMINEES LTD	27793	11,903
CHASE NOMINEES LTD	27795	18,911
CHASE NOMINEES LTD	27797	33,982
CHASE NOMINEES LTD	27799	60,843
CHASE NOMINEES LTD	27800	254,777
CHASE NOMINEES LTD	28270	110,341
CHASE NOMINEES LTD	28270	64,378
CHASE NOMINEES LTD	31961	153,450
CHASE NOMINEES LTD	35950	15,098
CIBC MELLON GLOBAL SECURITIES		6,463
CITIBANK	6010613363	81,735
CITIBANK	6010640794	43,961
CITIBANK	6010782807	55,348
DEUTSCHE BANK LONDON	8003168	108,043
HSBC	813168	132,679
HSBC	814537	13,446
HSBC	845315	3,371
INVESTORS BANK AND TRUST CO.		3,965
INVESTORS BANK AND TRUST CO.		3,969

INVESTORS BANK AND TRUST CO.		39,119
INVESTORS BANK AND TRUST CO.		14,176
INVESTORS BANK AND TRUST CO.		137,232
INVESTORS BANK AND TRUST CO.		398,704
JP MORGAN (BGI CUSTODY)	16331	60,089
JP MORGAN (BGI CUSTODY)	16341	115,502
JP MORGAN (BGI CUSTODY)	16341	101,242
JP MORGAN (BGI CUSTODY)	16344	43,899
JP MORGAN (BGI CUSTODY)	16345	90,583
JP MORGAN (BGI CUSTODY)	16400	1,832,448
JP MORGAN (BGI CUSTODY)	16612	108,366
JP MORGAN (BGI CUSTODY)	16621	46,733
JP MORGAN (BGI CUSTODY)	16644	149,936
JP MORGAN (BGI CUSTODY)	16901	29,219
JP MORGAN (BGI CUSTODY)	18409	84,007
JP MORGAN (BGI CUSTODY)	19514	35,269
JP MORGAN (BGI CUSTODY)	27795	105,276
JP MORGAN (BGI CUSTODY)	27799	112,142
JP MORGAN (BGI CUSTODY)	28166	529,365
JP MORGAN (BGI CUSTODY)	29514	51,111
JPM FRANKFURT	27717	41,442
JPMORGAN CHASE BANK		31,580
JPMorgan Chase Bank		38,725
JPMorgan Chase Bank		28,652
JPMorgan Chase Bank		25,536
JPMorgan Chase Bank		31,351
KAS ASSOCIATES	3507261	11,391
MELLON BANK	ABGFZ872482	295,573
MELLON BANK	TGGF0003002	18,249
Mellon Trust - Boston & SF		20,931
MELLON TRUST OF NEW ENGLAND		26,651
MIDLAND BANK (HSBC BANK PLC)	772823	239,559

NORTHERN TRUST	BCP04	11,952
NORTHERN TRUST	CVS21	179,394
NORTHERN TRUST	SCO06	53,330
NORTHERN TRUST	TNF01	55,400
NORTHERN TRUST	TRG01	33,590
NORTHERN TRUST	USF06	36,779
NORTHERN TRUST	USF12	305,959
NORTHERN TRUST BANK - BGI SEPA		29,337
NORTHERN TRUST BANK - BGI SEPA		7,065
NORTHERN TRUST BANK - BGI SEPA		34,312
R C Greig Nominees Limited a/c	BL1	300
R C Greig Nominees Limited GP1	GP1	750
STATE STREET	2RJ2	25,261
STATE STREET	JD12	80,425
STATE STREET	N3B6	44,928
STATE STREET	N3YZ	11,443
ZEBAN NOMINEES LIMITED		1,421
	Group Holding	17,213,026

LEGAL ENTITY REPORT - ALL

COUNTRYWIDE

SEDOL : B00FQ06

As at 04 February 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 17,213,026 ORD GBP0.05

Legal Entity

Holding

Percentage Held

Barclays Global Investors Australia Ltd

31,580

0.0185

Barclays Private Bank Ltd

1,421

0.0008

Barclays Global Investors Ltd

9,384,401

5.5109

Barclays Global Investors, N.A.

721,924

0.4239

Gerrard Ltd

1,050

0.0006

Barclays Life Assurance Co Ltd

411,315

0.2415

Barclays Bank Trust Company Ltd

2,128

0.0012

Woolwich Unit Trust Managers Ltd

913,175

0.5363

Barclays Global Investors Ltd

5,621,768

3.3013

Barclays Global Investors Japan Ltd

124,264

0.073

Group Holding

17,213,026

10.1080

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	17:22 07-Feb-05
Number	PRNUK-0702

7 February 2005

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have today received a notice dated 2 February 2005 from an official of Barclays PLC, the extract of which is as follows:

'I hereby inform you that as at 2 February 2005, Barclays PLC through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 6.03%

Details of this interest, together with a breakdown of registered holders (as required by Section 202 (3) of the Act), are enclosed'.

They have increased their holding from 8,598,581 shares notified on 17 January 2005 to 10,276,173 shares which equates to 6.03% of the issued share capital.

Director/Secretary

Countrywide plc

REGISTERED HOLDERS REPORT

COUNTRYWIDE

SEDOL: B00FQ06

As at 02 February 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 10,276,173 ORD GBP0.05

Registered Holder

Account Designation

Holding

Barclays Trust Co & Others

2,128

CHASE NOMINEES LTD

16376

92,785

CHASE NOMINEES LTD

20947

6,814,299

CHASE NOMINEES LTD

21359

180,915

CIBC MELLON GLOBAL SECURITIES

6,463

INVESTORS BANK AND TRUST CO.

3,965

INVESTORS BANK AND TRUST CO.

3,969

INVESTORS BANK AND TRUST CO.

39,119

INVESTORS BANK AND TRUST CO.

14,176

INVESTORS BANK AND TRUST CO.

137,232

INVESTORS BANK AND TRUST CO.

398,704

JP MORGAN (BGI CUSTODY)

16331

60,089

JP MORGAN (BGI CUSTODY)

16341

101,242

JP MORGAN (BGI CUSTODY)

16341

101,085

JP MORGAN (BGI CUSTODY)

16344

43,899

JP MORGAN (BGI CUSTODY)

16345

83,037

JP MORGAN (BGI CUSTODY)

16400

1,832,448

JP MORGAN (BGI CUSTODY)

18409

84,007

JPMORGAN CHASE BANK

31,580

JPMorgan Chase Bank

38,725

JPMorgan Chase Bank

28,652

JPMorgan Chase Bank

25,536

JPMorgan Chase Bank

31,351

Mellon Trust - Boston & SF

20,931

MELLON TRUST OF NEW ENGLAND

26,651

NORTHERN TRUST BANK - BGI SEPA

29,337

NORTHERN TRUST BANK - BGI SEPA

7,065

NORTHERN TRUST BANK - BGI SEPA

34,312

R C Greig Nominees Limited a/c

BL1

300

R C Greig Nominees Limited GP1

GP1

750

ZEBAN NOMINEES LIMITED

1,421

Total

10,276,173

COUNTRYWIDE

SEDOL : B00FQ06

As at 2 February 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 10,276,173 ORD GBP0.05

Legal Entity

Holding

Percentage Held

Barclays Bank Trust Company Ltd

2,128

0.0012

Barclays Life Assurance Co Ltd

389,352

0.2286

Barclays Private Bank Ltd

1,421

0.0008

Barclays Global Investors Ltd

9,004,454

5.2878

Gerrard Ltd

1,050

0.0006

Barclays Global Investors Japan Ltd

124,264

0.073

Barclays Global Investors Australia Ltd

31,580

0.0185

Barclays Global Investors, N.A.

721,924

0.4239

Group Holding

10,276,173

6.0344

END

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RECEIVED
2005 SEP 29 P 2:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	14:59 18-Jan-05
Number	PRNUK-1801

18 January 2005

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have today received a notice dated 17 January 2005 from an official of Morgan Stanley Securities Limited, the extract of which is as follows:

'This notification relates to the ordinary shares of the company (the 'shares') and is given in fulfilment of the obligation imposed under Section 198 of the Companies Act 1985 (The 'Act').

We hereby notify you that on 13 January 2005 Morgan Stanley Securities Limited ('MSSL') disposed of an interest in the shares that resulted in a total holding of 6,379,722 shares being approximately 3.75% of the issued share capital of the company.

We have transferred from time to time 6,379,722 shares to third parties on terms which gave us the right to require the return of an equivalent number of shares. Accordingly, our interest in 6,379,722 shares is pursuant to Section 208 (5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested'.

They have decreased their holding from 9,359,897 shares notified on 22 December 2004 to 6,379,722 shares which equates to 3.75% of the issued share capital.

Director/Company Secretary

Countrywide plc

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	16:07 17-Jan-05
Number	PRNUK-1701

17 January 2005

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have today received a notice dated 14 January 2005 from an official of Barclays plc, the extract of which is as follows:

'I hereby inform you that as at 10 January 2005, Barclays PLC through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 5.05%

Details of this interest, together with a breakdown of registered holders (as required by Section 202 (3) of the Act), are enclosed'.

They have increased their holding from 6,845,074 shares notified on 22 December 2004 to 8,598,581 shares which equates to 5.05% of the issued share capital.

Director/Secretary

Countrywide plc

REGISTERED HOLDERS REPORT

COUNTRYWIDE SEDOL: B00FQ06

As at 10 January 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 8,598,581 ORD GBP0.05

Registered Holder	Account Designation	Holding
BARCLAYS CAPITAL NOMINEES LIMI		60,374
CHASE NOMINEES LTD	16376	100,396
CHASE NOMINEES LTD	20947	5,222,047
CHASE NOMINEES LTD	21359	146,398
CIBC MELLON GLOBAL SECURITIES		4,604
INVESTORS BANK AND TRUST CO.		39,119
INVESTORS BANK AND TRUST CO.		3,965
INVESTORS BANK AND TRUST CO.		397,384
INVESTORS BANK AND TRUST CO.		134,322
INVESTORS BANK AND TRUST CO.		14,176

INVESTORS BANK AND TRUST CO.		3,969
JP MORGAN (BGI CUSTODY)	16331	60,089
JP MORGAN (BGI CUSTODY)	16341	101,242
JP MORGAN (BGI CUSTODY)	16341	70,653
JP MORGAN (BGI CUSTODY)	16344	26,865
JP MORGAN (BGI CUSTODY)	16345	44,349
JP MORGAN (BGI CUSTODY)	16400	1,832,448
JP MORGAN (BGI CUSTODY)	18409	87,084
JPMORGAN CHASE BANK		31,580
JPMorgan Chase Bank		18,687
JPMorgan Chase Bank		28,652
JPMorgan Chase Bank		25,582
JPMorgan Chase Bank		28,579
Mellon Trust - Boston & SF		20,931
MELLON TRUST OF NEW ENGLAND		26,651
NORTHERN TRUST BANK - BGI SEPA		24,587
NORTHERN TRUST BANK - BGI SEPA		7,065
NORTHERN TRUST BANK - BGI SEPA		34,312
R C Greig Nominees Limited a/c	BL1	300
R C Greig Nominees Limited GP1	GP1	750
ZEBAN NOMINEES LIMITED		1,421
Total		8,598,581

COUNTRYWIDE

SEDOL : B00FQ06

As at 10 January 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 8,598,581 ORD GBP0.05

Legal Entity

Holding

Percentage Held

Gerrard Ltd

1,050

0.0006

Barclays Life Assurance Co Ltd

303,198

0.1781

Barclays Capital Securities Ltd

60,374

0.0355

Barclays Private Bank Ltd

1,421

0.0008

Barclays Global Investors, N.A.

711,085

0.4178

Barclays Global Investors Ltd

7,388,373

4.3407

Barclays Global Investors Japan Ltd

101,500

0.0596

Barclays Global Investors Australia Ltd

31,580

0.0186

Group Holding

8,598,581

5.0517

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	15:18 30-Dec-04
Number	PRNUK-3012

30 December 2004

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

We have received a notice dated 29 December 2004 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

'We hereby notify you that as at close of business on 23 December 2004, The Goldman Sachs Group Inc ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 6,403,582 shares.

Of these 6,403,582 shares:

* The interest in 4,177,682 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

* The interest in 2,225,900 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP'.

They have decreased their shareholding from 8,217,113 shares reported on 9 December 2004 to 6,403,582 shares, which equates to 3.76% of the total issued share capital of 170,287,515 shares.

Director/Company Secretary

Countrywide plc

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	15:48 22-Dec-04
Number	PRNUK-2212

22 December 2004

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have today received the following notices.

1. A notice dated 17 December 2004 from an official of Morgan Stanley Securities Limited, the extract of which is as follows:

'This notification relates to the ordinary shares of the company (the 'shares') and is given in fulfilment of the obligation imposed under S.198 of the Companies Act 1985 (The 'Act').

We hereby notify you that on 16 December 2004 Morgan Stanley Securities Limited ('MSSL') disposed of an interest in the shares that resulted in a total holding of 9,359,897 shares being approximately 5.50% of the issued share capital of the company.

We have transferred from time to time 8,547,131 shares to third parties on terms which gave us the right to require the return of an equivalent number of shares. Accordingly, our interest in 8,547,131 shares is pursuant to Section 208 (5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested'.

They have decreased their holding from 10,518,408 shares notified on 20 December 2004 to 9,359,897 shares which equates to 5.50% of the issued share capital.

2. A notice dated 17 December 2004 from an official of Barclays plc, the extract of which is as follows.

'I hereby inform you that as at 15 December 2004, Barclays PLC through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 4.02%

Details of this interest, together with a breakdown of registered holders (as required by Section 202 (3) of the Act), are enclosed'.

They have increased their holding from 5,293,126 shares notified on 10 December 2004 to 6,845,074 shares which equates to 4.02% of the issued share capital.

Director/Secretary

Countrywide plc

REGISTERED HOLDERS REPORT

COUNTRYWIDE SEDOL: B00FQ06

As at 15 December 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 6,845,074 ORD GBP0.05

Registered Holder	Account Designation	Holding
BARCLAYS CAPITAL NOMINEES LIMI		44,521
CHASE NOMINEES LTD	16376	100,396
CHASE NOMINEES LTD	20947	3,579,182
CHASE NOMINEES LTD	21359	108,643
CIBC MELLON GLOBAL SECURITIES		4,604
INVESTORS BANK AND TRUST CO.		14,176
INVESTORS BANK AND TRUST CO.		134,322
INVESTORS BANK AND TRUST CO.		397,384
INVESTORS BANK AND TRUST CO.		3,965
INVESTORS BANK AND TRUST CO.		39,119
INVESTORS BANK AND TRUST CO.		3,969
JP MORGAN (BGI CUSTODY)	16331	60,089
JP MORGAN (BGI CUSTODY)	16341	44,327
JP MORGAN (BGI CUSTODY)	16341	101,242
JP MORGAN (BGI CUSTODY)	16344	11,680
JP MORGAN (BGI CUSTODY)	16345	30,139
JP MORGAN (BGI CUSTODY)	16400	1,832,448
JP MORGAN (BGI CUSTODY)	18409	87,084
JPMORGAN CHASE BANK		31,580
JPMorgan Chase Bank		25,582
JPMorgan Chase Bank		18,687
JPMorgan Chase Bank		28,579
JPMorgan Chase Bank		28,652
Mellon Trust - Boston & SF		20,931
MELLON TRUST OF NEW ENGLAND		26,651
NORTHERN TRUST BANK - BGI SEPA		6,256
NORTHERN TRUST BANK - BGI SEPA		34,312
NORTHERN TRUST BANK - BGI SEPA		23,586
R C Greig Nominees Limited a/c	BL1	797

R C Greig Nominees Limited GP1	GP1	750
ZEBAN NOMINEES LIMITED		1,421
Total		6,845,074

LEGAL ENTITY REPORT

COUNTRYWIDE

SEDOL : B00FQ06

As at 15 December 2004 Barclays PLC, through the legal entities listed below, had a notifiable interest in 6,845,074 ORD GBP0.05

Legal Entity	Holding	Percentage Held
Barclays Global Investors Japan Ltd	101,500	0.0596
Barclays Private Bank Ltd	1,421	0.0008
Barclays Capital Securities Ltd	44,521	0.0262
Barclays Global Investors, N.A.	709,275	0.4167
Barclays Global Investors Australia Ltd	31,580	0.0186
Barclays Life Assurance Co Ltd	247,477	0.1454
Gerrard Ltd	1,547	0.0009
Barclays Global Investors Ltd	5,707,753	3.3533
Group Holding	6,845,074	4.0215

END

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RECEIVED
2005 SEP 28 P 2:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	11:48 20-Dec-04
Number	PRNUK-2012

20 December 2004

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have today received a notice dated 17 December 2004 from an official of Morgan Stanley Securities Limited, the extract of which is as follows:

'This notification relates to the ordinary shares of Countrywide plc (the 'shares') and is given in fulfilment of the obligation imposed under S.198 of the Companies Act 1985 (The 'Act').

We hereby notify you that on 15 December 2004 Morgan Stanley Securities Limited ('MSSL') acquired an interest in the shares that resulted in a total holding of 10,518,408 shares, being approximately 6.18% of the issued share capital of the Company.

We have transferred from time to time 8,442,775 shares to third parties on terms which gave us the right to require the return of an equivalent number of shares. Accordingly, our interest in 8,442,775 shares is pursuant to Section 208 (5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested'.

They have increased their holding from 7,331,020 shares notified on 9 December 2004 to 10,518,408 shares which equates to 6.18% of the issued share capital.

Director/Company Secretary

Countrywide plc

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	15:10 14-Dec-04
Number	PRNUK-1412

14 December 2004

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have today received the following notice from an official of Deutsche Bank AG, the extract of which is as follows:

'Further to our letter of 2 December 2004 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 170,285,472 ordinary shares, Deutsche Bank AG, and its subsidiary companies no longer have a notifiable interest in the ordinary shares of Countrywide Plc.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch'.

They previously notified on 3 December 2004 that they held 6,453,502 shares in the Company.

Director/Secretary

Countrywide plc

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	16:15 09-Dec-04
Number	PRNUK-0912

9 December 2004

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

1. We have today received the following notices.

A notice dated 8 December 2004 from an official of Morgan Stanley Securities Limited, the extract of which is as follows:

'This notification relates to the ordinary shares of Countrywide plc (the 'shares') and is given in fulfilment of the obligation imposed under S.198 of the Companies Act 1985 (The 'Act').

We hereby notify you that on 7 December 2004 Morgan Stanley Securities Limited ('MSSL') acquired an interest in the shares that resulted in a total holding of 7,331,020 shares, being approximately 4.31% of the issued share capital of the Company.

We have transferred from time to time 5,373,465 shares to third parties on terms which gave us the right to require the return of an equivalent number of shares. Accordingly, our interest in 5,373,465 shares is pursuant to Section 208 (5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested'.

They have increased their holding from 5,893,264 shares notified on 25 November 2004 to 7,331,020 shares which equates to 4.31% of the issued share capital.

2. Notification of Share Interest

Sections 198-203 of the Companies Act 1985

A notice dated 9 December 2004 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

'We hereby notify you that as at close of business on 7 December 2004, The Goldman Sachs Group Inc ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 8,217,113 shares.

Of these 8,217,113 shares:

* The interest in 4,957,526 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

* The interest in 3,259,587 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

These shares are, or will be, registered at CREST in account CREPTEMP'.

They have decreased their holding from 8,838,171 shares reported on 16 November 2004 to 8,217,113 shares, which equates to 4.83% of the total issued share capital.

Director/Secretary

Countrywide plc

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	15:13 03-Dec-04
Number	PRNUK-0312

3 December 2004

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have today received the following notice from an official of Deutsche Bank AG, the extract of which is as follows:

'Further to our letter of 23 November 2004 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 170,279,474 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 6,453,502 ordinary shares of Countrywide Plc, amounting to 3.79%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch'.

They have decreased their shareholding from 6,829,559 shares reported on 24 November 2004 to 6,453,502 shares, which equates to 3.79% of the issued share capital.

Director/Secretary

Countrywide plc

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	10:08 24-Nov-04
Number	PRNUK-2411

24 November 2004

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have today received the following notices.

1. A notice dated 23 November 2004 from an official of Morgan Stanley Securities Limited, the extract of which is as follows:

'This notification relates to the ordinary shares of Countrywide plc (the 'shares') and is given in fulfilment of the obligation imposed under S.198 of the Companies Act 1985 (The 'Act').

We hereby notify you that on 22 November 2004 Morgan Stanley Securities Limited ('MSSL') disposed of an interest in the shares with the result that MSSL, and the group companies which are direct or indirect holding companies of MSSL, no longer hold a notifiable interest in the shares in accordance with Section 198 of the Companies Act 1985.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested'.

The previous interest notified on 16 November 2004 was 6,703,217 shares.

2. A notice from an official of Deutsche Bank Bank AG, the extract of which is as follows:

'Further to our letter of 02 November 2004 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 170,212,634 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 6,829,559 ordinary shares Countrywide Plc, amounting to 4.012%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch'.

They have increased their shareholding from 5,194,378 shares reported on 3 November 2004 to 6,829,559 shares, which equates to 4.012 % of the issued share capital.

Director/Secretary

Countrywide plc

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	11:00 17-Nov-04
Number	PRNUK-1711

16 November 2004

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have received a notice from an official of Morgan Stanley Securities Limited, the extract of which is as follows:

'We hereby notify you that on 12 November 2004 Morgan Stanley Securities Limited ('MSSL') disposed of an interest in the shares that resulted in a total holding of 6,703,217 shares, being approximately 3.94% of the issued share capital of the Company.

We have transferred from time to time 5,978,583 shares to third parties on terms which gave us the right to require the return of an equivalent number of shares. Accordingly, our interest in 5,978,583 shares is pursuant to Section 208 (5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested'

They have decreased their shareholding from 6,815,176 shares reported on 15 November 2004 to 6,703,217 shares, which equates to 3.94% of the issued share capital of 170,212,634 shares.

Director/Company Secretary

Countrywide plc

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	14:49 16-Nov-04
Number	PRNUK-1611

16 November 2004

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

We have received a notice dated 15 November 2004 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

'We hereby notify you that as at close of business on 11 November 2004, The Goldman Sachs Group Inc ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 8,838,171 shares.

Of these 8,838,171 shares:

* The interest in 4,767,795 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

* The interest in 4,070,376 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP'.

They have increased their shareholding from 7,967,920 shares reported on 7 October 2004 to 8,838,171 shares, which equates to 5.192% of the total issued share capital of 170,212,634 shares.

Director/Company Secretary

Countrywide plc

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	16:13 15-Nov-04
Number	PRNUK-1511

15 November 2004

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have received a notice from an official of Morgan Stanley Securities Limited, the extract of which is as follows:

'We hereby notify you that on 11 November 2004 Morgan Stanley Securities Limited ('MSSL') acquired an interest in the shares that resulted in a total holding of 6,815,176 shares, being approximately 4.00% of the issued share capital of the Company.

We have transferred from time to time 5,981,150 shares to third parties on terms which gave us the right to require the return of an equivalent number of shares. Accordingly, our interest in 5,981,150 shares is pursuant to Section 208 (5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested'

They have increased their shareholding from 5,268,032 shares reported on 11 November 2004 to 6,815,176 shares, which equates to 4.00% of the issued share capital of 170,212,634 shares.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	16:13 12-Nov-04
Number	PRNUK-1211

12 November 2004

NOTIFICATION OF HOLDINGS

PURSUANT TO S.198 OF THE COMPANIES ACT 1985

We have received a notice from an official of Eminence Capital LLC the extract of which is as follows.

'We hereby notify you that as a result of purchases made on November 10 2004, the clients of Eminence Capital LLC ('Eminence Capital') had acquired an aggregate ownership in the ordinary shares of Countrywide plc equivalent to an amount that exceeds 3%. Additionally, as a result of further purchases since November 10th, Eminence Capital's clients currently own 5,800,000 common shares of countrywide plc, representing a total ownership interest of approximately 3.41%. Pursuant to Section 198 of the Companies Act 1985 (as amended), Eminence Capital hereby provides you notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following table lists the registered holders. The percentage held by each was calculated using an issued and outstanding share count of 170,212,634 ordinary shares:

Registered Holder	No. of Shares	% of outstanding shares
Eminence Partners, L.P.	2,998,150	1.76%
Eminence Partners II, L.P.	217,900	0.13%
Eminence Fund, Ltd	2,583,950	1.52%
Total	5,800,000	3.41%

Their total shareholding equates to 3.41% of the total issued share capital of the Company

Company Secretary/Director

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	14:22 11-Nov-04
Number	PRNUK-1111

11 November 2004

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have received a notice from an official of Morgan Stanley Securities Limited, the extract of which is as follows:

'We hereby notify you that on 9 November 2004 Morgan Stanley Securities Limited ('MSSL') acquired an interest in the shares that resulted in a total holding of 5,268,032 shares, being approximately 3.06% of the issued share capital of the Company.

We have transferred from time to time 5,210,365 shares to third parties on terms which gave us the right to require the return of an equivalent number of shares. Accordingly, our interest in 5,210,365 shares is pursuant to Section 208 (5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested'

This equates to 3.06% of the total issued share capital of 170,212,634 shares.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	10:49 10-Nov-04
Number	PRNUK-1011

10 November 2004

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have received a notice dated 9 November 2004 from an official of Morgan Stanley Securities Limited, that they ceased to have a notifiable interest in the Ordinary Shares of 5p each in Countrywide plc.

The extract of their letter is as follows:-

'We hereby notify you that on 5 November 2004 Morgan Stanley Securities Limited ('MSSL') disposed of an interest in the shares with the result that MSSL, and the group companies which are direct or indirect holding companies of MSSL, no longer hold a notifiable interest in the shares in accordance with Section 198 of the Companies Act 1985.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested'.

G R Williams

Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	16:31 26-Oct-04
Number	PRNUK-2610

26 October 2004

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have received a notice from an official of Southeastern Asset Management, Inc., the extract of which is as follows:

'We hereby notify you that as a result of purchases made on October 25, 2004, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, had total aggregate ownership in the ordinary shares of Countrywide plc equalling 18.89%. Pursuant to Section 198 of the Companies Act 1985 (as amended), Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 170,210,963 ordinary shares.

Registered Holder		Holding	Percentage
Nortrust Nominees Ltd		9,166,000	5.39
Mellon Nominees (UK) Ltd		6,819,336	4.00
Harewood Nominees		3,368,000	1.98
The Bank of New York (Nominees) Ltd		3,819.001	2.24
Chase Nominees Ltd		4,341,000	2.55
JP Morgan Chase		624,000	0.37
State Street Nominees Ltd		3,978,000	2.34
Euroclear Nominees Ltd		41,000	0.02
	Totals	32,156,337	18.89 '

They have increased their holding from 31,052,974 shares reported on 19 October 2004 to 32,156,337 shares.

Company Secretary/Director

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	16:46 19-Oct-04
Number	PRNUK-1910

19 October 2004

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have received a notice from an official of Southeastern Asset Management, Inc., the extract of which is as follows:

'We hereby notify you that as a result of purchases made on October 18, 2004, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, had total aggregate ownership in the ordinary shares of Countrywide plc equalling 18.26%. Pursuant to Section 198 of the Companies Act 1985 (as amended), Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 170,019,297 ordinary shares.

Registered Holder	Holding	Percentage
Nortrust Nominees Ltd	8,688,000	5.11
Mellon Nominees (UK) Ltd	6,456,773	3.80
Harewood Nominees	3,368,000	1.98
The Bank of New York (Nominees) Ltd	3,879.001	2.28
Chase Nominees Ltd	4,341,000	2.55
JP Morgan Chase	624,000	0.37
State Street Nominees Ltd	3,655,200	2.15
Euroclear Nominees Ltd	41,000	0.02
Totals	31,052,974	18.26 '

They have increased their holding from 29,054,974 shares reported on 14 October 2004 to 31,052,974 shares.

G R Williams

Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Correction : Correction : Holding(s) in Company
Released	13:55 14-Oct-04
Number	PRNUK-1410

Further correction:-
Southeastern Asset Management, Inc. increased their holding from 25,743,974 shares reported on 5 October 2004 to 28,143,974 shares

14 October 2004

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have received successive notices from an official of Southeastern Asset Management, Inc., the extract of which is as follows:-

1. 'We hereby notify you that as a result of purchases made on October 12, 2004, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, had total aggregate ownership in the ordinary shares of Countrywide plc equalling 16.55%. Pursuant to Section 198 of the Companies Act 1985 (as amended). Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 170,019,297 ordinary shares.

Registered Holder	Holding	Percentage
Nortrust Nominees Ltd	7,988,200	4.70
Mellon Nominees (UK) Ltd	5,536,773	3.26
Harewood Nominees	3,368,000	1.98
The Bank of New York (Nominees) Ltd	3,191,001	1.87
Chase Nominees Ltd	4,341,000	2.55
JP Morgan Chase	624,000	0.37
State Street Nominees Ltd	3,072,000	1.81
Euroclear Nominees Ltd	23,000	0.01
Totals	28,143,974	16.55 '

They have increased their holding from 25,743,974 shares reported on 5 October 2004 to 28,143,974 shares.

2. 'We hereby notify you that as a result of purchases made on October 13, 2004, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, had total aggregate ownership in the ordinary shares of

Countrywide plc equalling 17.09% Pursuant to Section 198 of the Companies Act 1985 (as amended). Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 170,019,297 ordinary shares.

Registered Holder		Holding	Percentage
Nortrust Nominees Ltd		8,379,000	4.93
Mellon Nominees (UK) Ltd		5,536,773	3.26
Harewood Nominees		3,368,000	1.98
The Bank of New York (Nominees) Ltd		3,693,201	2.17
Chase Nominees Ltd		4,341,000	2.55
JP Morgan Chase		624,000	0.37
State Street Nominees Ltd		3,072,000	1.81
Euroclear Nominees Ltd		41,000	0.02
	Totals	29,054,974	17.09

They have increased their holding from 28,143,974 shares to 29,054,974 shares.

G R Williams

Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Correction : Holding(s) in Company
Released	12:24 14-Oct-04
Number	PRNUK-1410

As a result of purchases made on October 12, 2004, Southeastern Asset Management Inc., increased their holding from 15,247,537 shares reported on 1 October 2004 to 28,143,974 shares.

14 October 2004

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have received successive notices from an official of Southeastern Asset Management, Inc., the extract of which is as follows:-

1. 'We hereby notify you that as a result of purchases made on October 12, 2004, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, had total aggregate ownership in the ordinary shares of Countrywide plc equalling 16.55%. Pursuant to Section 198 of the Companies Act 1985 (as amended). Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 170,019,297 ordinary shares.

Registered Holder		Holding	Percentage
Nortrust Nominees Ltd		7,988,200	4.70
Mellon Nominees (UK) Ltd		5,536,773	3.26
Harewood Nominees		3,368,000	1.98
The Bank of New York (Nominees) Ltd		3,191,001	1.87
Chase Nominees Ltd		4,341,000	2.55
JP Morgan Chase		624,000	0.37
State Street Nominees Ltd		3,072,000	1.81
Euroclear Nominees Ltd		23,000	0.01
	Totals	28,143,974	16.55 '

They have increased their holding from 15,247,537 shares reported on 1 October 2004 to 28,143,974 shares.

2. 'We hereby notify you that as a result of purchases made on October 13, 2004, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, had total aggregate ownership in the ordinary shares of Countrywide plc equalling 17.09% Pursuant to Section 198 of the Companies Act

1985 (as amended). Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 170,019,297 ordinary shares.

Registered Holder		Holding	Percentage
Nortrust Nominees Ltd		8,379,000	4.93
Mellon Nominees (UK) Ltd		5,536,773	3.26
Harewood Nominees		3,368,000	1.98
The Bank of New York (Nominees) Ltd		3,693,201	2.17
Chase Nominees Ltd		4,341,000	2.55
JP Morgan Chase		624,000	0.37
State Street Nominees Ltd		3,072,000	1.81
Euroclear Nominees Ltd		41,000	0.02
	Totals	29,054,974	17.09

They have increased their holding from 28,143,974 shares to 29,054,974 shares.

G R Williams

Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	11:58 14-Oct-04
Number	PRNUK-1410

14 October 2004

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have received successive notices from an official of Southeastern Asset Management, Inc., the extract of which is as follows:-

1. 'We hereby notify you that as a result of purchases made on October 12, 2004, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, had total aggregate ownership in the ordinary shares of Countrywide plc equalling 16.55%. Pursuant to Section 198 of the Companies Act 1985 (as amended). Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 170,019,297 ordinary shares.

Registered Holder		Holding	Percentage
Nortrust Nominees Ltd		7,988,200	4.70
Mellon Nominees (UK) Ltd		5,536,773	3.26
Harewood Nominees		3,368,000	1.98
The Bank of New York (Nominees) Ltd		3,191,001	1.87
Chase Nominees Ltd		4,341,000	2.55
JP Morgan Chase		624,000	0.37
State Street Nominees Ltd		3,072,000	1.81
Euroclear Nominees Ltd		23,000	0.01
	Totals	28,143,974	16.55 '

They have increased their holding from 9,297,537 shares reported on 28 September 2004 to 28,143,974 shares.

2. 'We hereby notify you that as a result of purchases made on October 13, 2004, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, had total aggregate ownership in the ordinary shares of Countrywide plc equalling 17.09% Pursuant to Section 198 of the Companies Act 1985 (as amended). Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 170,019,297 ordinary shares.

Registered Holder		Holding	Percentage
Nortrust Nominees Ltd		8,379,000	4.93
Mellon Nominees (UK) Ltd		5,536,773	3.26
Harewood Nominees		3,368,000	1.98
The Bank of New York (Nominees) Ltd		3,693,201	2.17
Chase Nominees Ltd		4,341,000	2.55
JP Morgan Chase		624,000	0.37
State Street Nominees Ltd		3,072,000	1.81
Euroclear Nominees Ltd		41,000	0.02
	Totals	29,054,974	17.09

They have increased their holding from 28,143,974 shares to 29,054,974 shares.

G R Williams

Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	15:25 12-Oct-04
Number	PRNUK-1210

12 October 2004

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

We have received a notice dated 6 October 2004 from an official of Witmer Asset Management LLC.

They advise that on 6 October 2004, Witmer Asset Management LLC and Mr. Charles H Witmer and Ms. Meryl B Witmer have become interested in the following Ordinary Shares of 5p each in Countrywide plc, details below.

No. of Shares Held	Registered Name
4,578,250	Witmer Asset Management LLC
	237 Park Avenue
	Suite 800
	New York NY 10017
	USA
180,000	Mr Charles H Witmer and Ms Meryl B. Witmer
4,758,250	

They are the registered holders of the above shares which equates to 2.8% of the total issued share capital of 170,019,297 shares. They have decreased their holding from 5,803,250 reported on 8 October 2004 to 4,758,250.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	17:37 08-Oct-04
Number	PRNUK-0810

8 October 2004

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

The Board of Directors of Countrywide plc announces that the Board has today received the following notices.

a) A notice dated 8 October 2004 from an official of Lone Pine Capital LLC, the extract of which is as follows:-

'Lone Pine Capital LLC hereby gives you notice as follows:-

1. We have become interested in the following shares of the Company:-

Number of Shares	Class of Shares
5,657,072	Ordinary

2. The registered holders of the above shares are as follows:-

Registered Holder	Number of Shares	Class of Share
Lone Cypress Ltd	3,534,974	Ordinary
Lone Kauri Ltd	1,340,861	Ordinary
Lone Balsam L.P.	340,982	Ordinary
Lone Sequoia L.P.	284,870	Ordinary
Lone Spruce L.P.	155,385	Ordinary '

This equates to 3.327% of the issued share capital of 170,019,297 shares.

b. A notice dated 8 October 2004 from an official of Morgan Stanley Securities Limited, the extract of which is as follows:-

'We hereby notify you that on 5 October 2004 Morgan Stanley Securities Limited ('MSSL') acquired an interest in the shares that resulted in a total holding of 6,165,529 shares, being approximately 3.626% of the issued share capital of Countrywide plc.

We have transferred from time to time 3,941,206 shares to third parties on terms which gave us the right to require the return of an equivalent number of shares. Accordingly, our interest in 3,941,206 shares is pursuant to Section 208 (5) of the Act.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested'

This equates to 3.626% of the total issued share capital of 170,019,297 shares.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	15:01 08-Oct-04
Number	PRNUK-0810

8 October 2004

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

We have received a notice dated 29 September 2004 from an official of Witmer Asset Management LLC.

They advise that on 29 September 2004, Witmer Asset Management LLC and Mr. Charles H Witmer and Ms. Meryl B Witmer have become interested in the following Ordinary Shares of 5p each in Countrywide plc, details below.

No. of Shares Held	Registered Name
5,623,250	Witmer Asset Management LLC 237 Park Avenue Suite 800 New York NY 10017 USA
180,000	Mr Charles H Witmer and Ms Meryl B. Witmer
5,803,250	

They are the registered holders of the above shares which equates to 3.413% of the total issued share capital of 170,019,297 shares. They have decreased their holding from 8,193,250 reported on 1 October 2004 to 5,803,250.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	14:33 07-Oct-04
Number	PRNUK-0710

7 October 2004

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

The Board of Directors of Countrywide plc announces that the Board has today received a notice dated 7 October 2004 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

'We hereby notify you that as at close of business on 5 October 2004, The Goldman Sachs Group Inc ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 7,967,920 shares.

Of these 7,967,920 shares:

* The interest in 5,293,145 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

* The interest in 2,674,775 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP'.

This equates to 4.686% of the total issued share capital of the company

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	11:59 06-Oct-04
Number	PRNUK-0610

6 October 2004

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

We have received the following notices from an official of Southeastern Asset Management, Inc., the extracts of which are as follows:-

a) Notice dated 1 October 2004

'We hereby notify you that as a result of a purchase made on 30 September 2004, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, had a total aggregate ownership in the ordinary shares of Countrywide plc equalling 13.66%. Pursuant to Section 198 of the Companies Act 1985 (as amended), Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 170,019,297 ordinary shares.

Registered Holder	Holding	Percentage
Nortrust Nominees Ltd	5,744,000	3.38
Mellon Nominees (UK) Ltd	5,130,773	3.02
Harewood Nominees	3,368,000	1.98
The Bank of New York (Nominees) Ltd	3,191,001	1.88
Chase Nominees Ltd	3,091,000	1.81
J P Morgan Chase	624,000	0.37
State Street Nominees Ltd	2,057,700	1.21
Euro Ular Nominees Ltd	23,000	0.01
Totals	23,229,474	13.66 '

They have increased their holding from 15,247,537 shares reported on 1 October 2004 to 23,229,474 shares.

b) Notice dated 4 October 2004

'We hereby notify you that as a result of a purchase made on 4 October 2004, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, had a total aggregate ownership in the ordinary shares of Countrywide plc equalling 13.98%. Pursuant to Section 198 of the Companies Act 1985 (as amended), Southeastern hereby gives notice of the interest held by its

[illegible]nts in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 170,019,297 ordinary shares.

Registered Holder		Holding	Percentage
Nortrust Nominees Ltd		5,744,000	3.38
Mellon Nominees (UK) Ltd		5,160,473	3.03
Harewood Nominees		3,368,000	1.98
The Bank of New York (Nominees) Ltd		3,191,001	1.88
Chase Nominees Ltd		3,091,000	1.81
J P Morgan Chase		624,000	0.37
State Street Nominees Ltd		2,580,500	1.52
Euro Ular Nominees Ltd		23,000	0.01
	Totals	23,781,974	13.98 '

They have increased their holding from 23,229,474 shares to 23,781,974 shares

c) Notice dated 5 October 2004

'We hereby notify you that as a result of a purchase made on 5 October 2004, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, had a total aggregate ownership in the ordinary shares of Countrywide plc equalling 15.14%. Pursuant to Section 198 of the Companies Act 1985 (as amended), Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 170,019,297 ordinary shares.

Registered Holder		Holding	Percentage
Nortrust Nominees Ltd		6,521,000	3.84
Mellon Nominees (UK) Ltd		5,265,773	3.09
Harewood Nominees		3,368,000	1.98
The Bank of New York (Nominees) Ltd		3,191,001	1.88
Chase Nominees Ltd		3,679,200	2.16
J P Morgan Chase		624,000	0.37
State Street Nominees Ltd		3,072,000	1.81
Euro Ular Nominees Ltd		23,000	0.01
	Totals	25,743,974	15.14 '

They have increased their holding from 23,781,974 shares to 25,743,974 shares

The delay of these notifications was caused by a major power failure on 4 and 5 October affecting the whole of Witham, where our head office is based, and the surrounding area.

Director/Company Secretary

Countrywide plc

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Company	Countrywide PLC
TIDM	CWD
Headline	Holding in Company-Replace
Released	17:45 01-Oct-04
Number	6291D

This announcement was released under the incorrect headline of Director Shareholding on 1 October 2004 at 17:04 under RNS Number 6253D.

This announcement should have been released under the headline of Holding(s) in Company.

The Board of Directors of Countrywide plc announces that the Board has today received the following notices.

We have received a notice dated 23 September 2004 from an official of Witmer Asset Management LLC,

They advise that on 23 September 2004, Witmer Asset Management LLC and Mr Charles H Witmer and Ms Meryl B Witmer have become interested in the following Ordinary Shares of 5p each in Countrywide plc, details below.

No. of shares held	Registered Name
8,013,250	Witmer Asset Management LLC 237 Park Avenue Suite 800 New York NY 10017 USA
180,000	Mr Charles H Witmer and Ms Meryl B Witmer

8,193,250	

They are the registered holders of the above shares which equates to 4.82% of the total issued share capital of 170,019,297 shares. They have increased their holding from 7,824,846 reported on 9 June 2004 to 8,193,250.

We have also received a notice dated 30 September 2004 from an official of Southeastern Asset Management, Inc., the extract of which is as follows:-

" We hereby notify you that as a result of a purchase made on 29 September 2004, the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, had a total aggregate ownership in the ordinary shares of Countrywide plc equalling 8.97%. Pursuant to Section 198 of the Companies Act 1985 (as amended), Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 170,019,297 ordinary shares.

Registered Holder		Holding	Percentage
Nortrust Nominees Ltd		4,322,000	2.54
Mellon Nominees (UK) Ltd		1,823,000	1.07
Harewood Nominees		3,368,000	1.98
The Bank of New York (Nominees) Ltd		2,166,537	1.27
Chase Nominees Ltd		2,356,000	1.39
J P Morgan Chase		572,000	0.34
State Street Nominees Ltd		640,000	0.38
	Totals	15,247,537	8.97

They have increased their holding from 9,297,537 shares reported on 28 September 2004 to 15,247,537 shares.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	15:08 28-Sep-04
Number	PRNUK-2809

28 September 2004

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

We have received a notice from an official of Southeastern Asset Management, Inc., the extract of which is as follows:-

'We hereby notify you that as of September 24, 2004 the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, had a total aggregate ownership in the ordinary shares of Countrywide plc equalling 5.47%. Pursuant to Section 198 of the Companies Act 1985 (as amended), Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 170,019,297 ordinary shares.

Registered Holder		Holding	Percentage
Nortrust Nominees Ltd		1,765,000	1.04
Mellon Nominees (UK) Ltd		1,687,000	0.99
Harewood Nominees		3,368,000	1.98
The Bank of New York (Nominees) Ltd		1,577,537	0.93
Chase Nominees Ltd		900,000	0.53
	Totals	9,297,537	5.47 '

They have increased their holding from 7,067,537 shares reported on 23 September 2004 to 9,297,537 shares.

G R Williams

Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	14:34 27-Sep-04
Number	PRNUK-2709

27 September 2004

Notification of Share Interest

Sections 198-203 of the Companies Act 1985

The Board of Directors of Countrywide plc announces the following:-

1. We have received a notice from an official of Southeastern Asset Management, Inc., the extract of which is as follows:-

'On September 23, 2004 the clients of Southeastern Asset Management, Inc., a U.S. registered investment advisor, exceeded 3% aggregate ownership of the ordinary shares of 5p each of Countrywide plc. At the end of the day on September 23, total aggregate ownership of Southeastern's clients equalled 4.16%. Pursuant to Section 198 of the Companies Act 1985 (as amended), Southeastern hereby gives notice of the interest held by its clients in the ordinary shares of Countrywide plc.

The following schedule details the registered holders of the ordinary shares. Percentage holdings were calculated using an issued share capital of 170,019,297 ordinary shares.

Registered Holder	Holding	Percentage
Nortrust Nominees Ltd	1,406,000	0.83
Mellon Nominees (UK) Ltd	1,347,000	0.79
Harewood Nominees	3,368,000	1.98
The Bank of New York (Nominees) Ltd	946,537	0.56
Totals	7,067,537	4.16 '

2. We have also received a notice dated 24 September 2004 from an official of Lakeway Capital that they ceased to have a notifiable interest in the Ordinary Shares of 5p each in Countrywide plc.

G R Williams

Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	10:49 24-Sep-04
Number	PRNUK-2409

24 September 2004

We have received a notice dated 23 September 2004 from an official of Blavin & Company, Inc., the extract of which is as follows:-

Notification of Interest in Shares

Set out below is a notification under Part VI, Companies Act 1985 (Act). This notification constitutes separate notifications for each person named below and is combined for convenience only.

1. At close of business on 23 September 2004 (Effective Date), Blavin & Company, Inc., Paul Blavin and Michael Spalter ceased to have notifiable interests in ordinary shares of 5p each of Countrywide plc (Ordinary Shares).

2. We have assumed that at the Effective Date the total number of Ordinary Shares in issue was 170,019,297.

3. This notification changes and updates the particulars previously notified by or on behalf of the persons in paragraph 1 above'.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	12:18 20-Sep-04
Number	PRNUK-2009

20 September 2004

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

The Board of Directors of Countrywide plc announces that the Board has today received a notice dated 20 September 2004 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

'We hereby notify you that as at close of business on 16 September 2004, The Goldman Sachs Group Inc ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 10,123,883 shares.

Of these 10,123,883 shares:

* The interest in 6,998,108 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

* The interest in 3,125,775 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP'.

This equates to 5.956% of the total issued share capital of the company

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	16:44 17-Sep-04
Number	PRNUK-1709

17 September 2004

The Board of Directors of Countrywide plc announces that the Board has today received a faxed notice, dated 17 September 2004 from an official of Prudential plc, the extract of which is as follows:-

'Companies Act 1985 (as amended): Disclosure of Interest in Shares.

In accordance with Part VI of the Companies Act 1985 (as amended) (the 'Act'), we write to inform you that Prudential plc, and certain of its subsidiary companies, have a notifiable interest in the issued share capital of your company as detailed in the attached schedule.

For the purposes of s210 of the Act, the address for those companies identified in the attached schedule is Laurence Pountney Hill, London EC4R OHH'.

Director/Company Secretary

Countrywide plc

Percentage holdings are calculated using an issued share capital of 169,972,011 ORD GBP0.05 shares

Registered Holder	Holding	Percentage
		%
Prudential plc Total notifiable interest	6,543,020	3.849
M&G (LOMBARD ST) NOMS FPE	10,902	
MAGIM HSBC GIS NOM (UK) SALI +	34,756	
PRUCLT HSBC GIS NOM (UK) PAC AC +	5,600,664	
PRUCLT HSBC GIS NOM (UK) PPL AC +	726,039	
PRUCLT HSBC GIS NOM (UK) SAL AC +	3,900	
ROY NOMINEES 578079	33,414	
ROY NOMINEES LTD 578052	18,629	
ROY NOMINEES LTD 578141	36,833	
ROY NOMINEES LTD 578192	77,883	
The Prudential Assurance Company Limited	6,365,359	3.744
MAGIM HSBC GIS NOM (UK) SALI	34,756	
PRUCLT HSBC GIS NOM (UK) PAC AC	5,600,664	

PRUCLT HSBC GIS NOM (UK) PPL AC	726,039
PRUCLT HSBC GIS NOM (UK) SAL AC	3,900

+ repeated in the columns below

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	14:47 15-Sep-04
Number	PRNUK-1509

15 September 2004

We have received a notice dated 14 September 2004 from an official of Blavin & Company, Inc., the extract of which is as follows:-

'Notification of Interest in Shares

Set out below is a notification of material interests which are notifiable under Part VI, Companies Act 1985 (Act). This notification details interests of more than one person, but constitutes separate notifications of interest for each such person and is combined for convenience only. Such combination is not intended to indicate that any of these persons acts as a group or in concert with respect to the relevant interests.

1. The interests are in Countrywide plc (Company).

2. Each of the following persons has, as at close of business on 14 September 2004 (Effective Date), an interest in an aggregate of 6,057,008 ordinary shares of 5p each (Ordinary Shares):

(a) Blavin & Company, Inc. (Fund Manager) has a non-beneficial, notifiable interest in such Ordinary Shares as fund manager on behalf of various funds.

(b) Paul Blavin and Michael Spalter each has a notifiable interest in such Ordinary Shares as principal shareholders in the Fund Manager.

3. The registered holder of all such Ordinary Shares is Goldman Sachs & Co.

4. We have assumed that at the Effective Date the total number of Ordinary Shares in issue was 169,971,920 and that accordingly, at that date, such Ordinary Shares represented 3.563% of the Company's issued Ordinary Share capital'.

G R Williams

Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	13:14 24-Aug-04
Number	PRNUK-2408

24 August 2004

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

The Board of Directors of Countrywide plc announces that the Board has today received a notice dated 23 August 2004 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

'We hereby notify you that as at close of business on 20 August 2004, The Goldman Sachs Group Inc ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 10,651,535 shares.

Of these 10,651,535 shares:

* The interest in 7,406,012 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

* The interest in 3,245,523 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP'.

This equates to 6.29% of the total issued share capital of the company

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	12:27 20-Aug-04
Number	PRNUK-2008

20 August 2004

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

The Board of Directors of Countrywide plc announces that the Board has today received a notice dated 19 August 2004 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

'We hereby notify you that as at close of business on 18 August 2004, The Goldman Sachs Group Inc ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 8,916,985 shares.

Of these 8,916,985 shares:

* The interest in 6,426,462 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

* The interest in 2,490,523 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP'.

This equates to 5.266% of the total issued share capital of the company

Director/Company Secretary

Countrywide plc

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RECEIVED
2005 SEP 20 P 2:2?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	11:11 17-Aug-04
Number	PRNUK-1708

17 August 2004

Director's Dealing

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following sale of Ordinary 5p Shares in the Company in respect of Mr H D Hill, Managing Director of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares Sold	Price Per Share
12/08/04	16/08/04	H D Hill	38,477	2.86p

Following this sale, Mr Hill's shareholding in the Company stands at 301,580, representing 0.178% of the issued share capital of the Company.

G R Williams

Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	13:30 16-Aug-04
Number	PRNUK-1608

16 August 2004

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

The Board of Directors of Countrywide plc announces that the Board has today received the following notices.

a) A notice dated 13 August 2004 from an official of Cantor Fitzgerald, the extract of which is as follows:-

'As part of our obligation under section 198 of the Companies Act, I hereby notify you that Cantor Fitzgerald Europe has an interest in and is the registered holder of 4,649,000 ordinary shares in Countrywide plc as at August 12 2004'.

This equates to 2.748% of the issued share capital of 169,149,714 as at today's date.

b) A notice dated 16 August 2004 from an official of The Goldman Sachs Group Inc., the contents of which are as follows:-

'We hereby notify you that as at close of business on 12 August 2004, The Goldman Sachs Group Inc ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 6,935,485 shares.

Of these 6,935,485 shares:

* The interest in 5,416,962 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

* The interest in 1,518,523 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP'.

This equates to 4.10% of the total issued share capital of 169,149,714 as at today's date.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	09:06 16-Aug-04
Number	PRNUK-1608

13 August 2004

The Board of Directors of Countrywide plc announces that the Board has today received a faxed notice, dated 12 August 2004 from an official of Blavin & Company, Inc., the extract of which is as follows:-

'Set out below is a notification of material interests which are notifiable under Part VI, Companies Act 1985 (Act). This notification details interests of more than one person, but constitutes separate notifications of interest for each such person and is combined for convenience only. Such combination is not intended to indicate that any of these persons acts as a group or in concert with respect to the relevant interests.

1. The interests are in Countrywide plc (Company).

2. Each of the following persons has, as at close of business on 12 August 2004 (Effective Date), an interest in an aggregate of 6,000,000 ordinary shares of 5p each (Ordinary Shares):

(a) Blavin & Company, Inc. (Fund Manager) has a non-beneficial, notifiable interest in such Ordinary Shares as fund manager on behalf of various funds.

(b) Paul Blavin and Michael Spalter each has a notifiable interest in such Ordinary Shares as principal shareholders in the Fund Manager.

3. The registered holder of all such Ordinary Shares is Goldman Sachs & Co.

4. We have assumed that at the Effective Date the total number of Ordinary Shares in issue was 169,129,714 and that accordingly, at that date, such Ordinary Shares represented 3.5% of the Company's issued Ordinary Share capital'.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	11:46 12-Aug-04
Number	PRNUK-1208

12 August 2004

The Board of Directors of Countrywide plc announces that the Board has today received a faxed notice, dated 11 August 2004 from an official of Prudential plc, the extract of which is as follows:-

'Companies Act 1985 (as amended): Disclosure of Interest in Shares.

In accordance with Part VI of the Companies Act 1985 (as amended) (the 'Act'), we write to inform you that Prudential plc, and certain of its subsidiary companies, have a notifiable interest in the issued share capital of your company as detailed in the attached schedule.

For the purposes of s210 of the Act, the address for those companies identified in the attached schedule is Laurence Pountney Hill, London EC4R OHH'.

Director/Company Secretary

Countrywide plc

Percentage holdings are calculated using an issued share capital of 169,129,714 ORD GBP0.05 shares

Registered Holder	Holding	Percentage
		%
Prudential plc Total notifiable interest	6,873,020	4.06
M&G (LOMBARD ST) NOMS FPE	10,902	
MAGIM HSBC GIS NOM (UK) SALI +	34,756	
PRUCLT HSBC GIS NOM (UK) PAC AC +	5,930,664	
PRUCLT HSBC GIS NOM (UK) PPL AC +	726,039	
PRUCLT HSBC GIS NOM (UK) SAL AC +	3,900	
ROY NOMINEES 578079	33,414	
ROY NOMINEES LTD 578052	18,629	
ROY NOMINEES LTD 578141	36,833	
ROY NOMINEES LTD 578192	77,883	
The Prudential Assurance Company Limited	6,695,359	3.95
MAGIM HSBC GIS NOM (UK) SALI	34,756	
PRUCLT HSBC GIS NOM (UK) PAC AC	5,930,664	

PRUCLT HSBC GIS NOM (UK) PPL AC	726,039
PRUCLT HSBC GIS NOM (UK) SAL AC	3,900

+ repeated in the columns below

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	14:09 04-Aug-04
Number	PRNUK-0408

4 August 2004

Regulatory Information Service

London Stock Exchange

10 Paternoster Square

London EC4M 7LS

NOTIFICATION OF HOLDINGS

PURSUANT TO S.198 OF THE COMPANIES ACT 1985

We have received a notice dated 3 August 2004 from an official of Fidelity International Limited (FIL) that it has an aggregate notifiable interest in 24,957,987 Ordinary Shares of 5p each in Countrywide plc. On the basis of an issued share capital of 169,129,481 this represents 14.757 % of the Company's shares in issue.

FIL holds them for various direct and indirect subsidiaries, including Fidelity Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutions and for investment purposes. (See Schedule A for listing of registered shareholders and their holdings).

The notifiable interest also comprises the notifiable interest of Mr Edward C Johnson 3rd, a principal shareholder of FIL.

Company Secretary/Director

Countrywide plc

Schedule A

Security: Countrywide plc

Ordinary Shares Held	Management Company	Nominee/Registered Name
13,358,920	FISL	Clydesdale Bank (Head Office) Nominees Ltd
73,955	FISL	Chase Nominees Ltd
350,034	FISL	Chase Manhattan Bank London
139,753	FPM	RBS Trust Bank
46,050	FPM	BT Globenet Nominees Ltd
96,500	FPM	Citibank

245,600	FPM	Bank of New York Europe
1,111,814	FPM	Chase Nominees Ltd
310,614	FPM	Northern Trust
646,350	FIL	RBS Trust Bank
565,170	FIL	Clydesdale Bank (Head Office) Nominees Ltd
91,406	FIL	Bankers Trust
69,350	FIL	Citibank
77,800	FIL	Bank of New York Europe
1,287,319	FIL	Northern Trust
108,775	FIL	Bank of New York Europe
210,011	FIL	Chase Manhattan Bank London
245,617	FIL	Deutsche Bank
1,604,942	FIL	Chase Nominees Ltd
93,200	FIL	Nortrust Nominees Ltd
877,251	FIL	Bank of New York London
130,712	FIL	Bank of New York Brussels
3,139,675	FIL	HSBC Client Holdings Nominees (UK) Ltd
45,216	FIL	State Street Bank & Trust
31,953	FIL	Mellon Bank

Total Ordinary Shares: 24,957,987

Key:

FISL = Fidelity Investment Services Limited

FPM = Fidelity Pension Management Investment Managers for various non-US investment companies and institutional clients

FIL = Fidelity International Limited

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	15:17 30-Jul-04
Number	PRNUK-3007

30 July 2004

Regulatory Information Service

London Stock Exchange

10 Paternoster Square

London EC4M 7LS

Notification of Share Interest

Sections 198 and 203 - Companies Act 1985

We have received a notice dated 29 July 2004 from an official of The Goldman Sachs Group Inc., the contents of which are as follows:-

'We hereby notify you that as at close of business on 27 July 2004, The Goldman Sachs Group Inc ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 5,402,628 shares.

Of these 5,402,628 shares:

* The interest in 4,872,105 shares arose from the interest held by Goldman, Sachs & Co., a direct subsidiary of GS Inc., acting as custodian. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

* The interest in 530,523 shares arose from a beneficial interest held by Goldman Sachs International, a direct subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP'.

This equates to 3.194% of the total issued share capital of the Company.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	13:32 29-Jul-04
Number	PRNUK-2907

29 July 2004

Regulatory Information Service

London Stock Exchange

10 Paternoster Square

London EC4M 7LS

NOTIFICATION OF HOLDINGS

PURSUANT TO S.198 OF THE COMPANIES ACT 1985

We have received a notice dated 28 July 2004 from an official of Fidelity International Limited (FIL) that it has an aggregate notifiable interest in 25,369,251 Ordinary Shares of 5p each in Countrywide plc. On the basis of an issued share capital of 169,129,475 this represents 15 % of the Company's shares in issue.

FIL holds them for various direct and indirect subsidiaries, including Fidelity Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutions and for investment purposes. (See Schedule A for listing of registered shareholders and their holdings).

The notifiable interest also comprises the notifiable interest of Mr Edward C Johnson 3rd, a principal shareholder of FIL.

Company Secretary/Director

Countrywide plc

c.c. Gary White, CEAFSSchedule A

Security: Countrywide plc

Ordinary Shares Held	Management Company	Nominee/Registered Name
13,358,920	FISL	Clydesdale Bank (Head Office) Nominees Ltd
73,955	FISL	Chase Nominees Ltd
350,034	FISL	Chase Manhattan Bank London
139,753	FPM	RBS Trust Bank
46,050	FPM	BT Globenet Nominees Ltd
96,500	FPM	Citibank

245,600	FPM	Bank of New York Europe
1,111,814	FPM	Chase Nominees Ltd
310,614	FPM	Northern Trust
646,350	FIL	RBS Trust Bank
565,170	FIL	Clydesdale Bank (Head Office) Nominees Ltd
91,406	FIL	Bankers Trust
69,350	FIL	Citibank
77,800	FIL	Bank of New York Europe
1,287,319	FIL	Northern Trust
108,775	FIL	Bank of New York Europe
210,011	FIL	Chase Manhattan Bank London
245,617	FIL	Deutsche Bank
1,604,942	FIL	Chase Nominees Ltd
504,464	FIL	Nortrust Nominees Ltd
877,251	FIL	Bank of New York London
130,712	FIL	Bank of New York Brussels
3,139,675	FIL	HSBC Client Holdings Nominees (UK) Ltd
45,216	FIL	State Street Bank & Trust
31,953	FIL	Mellon Bank

Total Ordinary Shares: 25,369,251

Key:

FISL = Fidelity Investment Services Limited

FPM = Fidelity Pension Management Investment Managers for various non-US investment companies and institutional clients

FIL = Fidelity International Limited

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	15:42 16-Jul-04
Number	PRNUK-1607

16 July 2004

Regulatory Information Service

London Stock Exchange

10 Paternoster Square

LONDON

EC4M 7LS

NOTIFICATION OF HOLDINGS

PURSUANT TO S.198 OF THE COMPANIES ACT 1985

We have received a notice dated 15 July 2004 from an official of Fidelity International Limited (FIL) that it has an aggregate notifiable interest in 25,327,251 Ordinary Shares of 5p each in Countrywide plc. On the basis of an issued share capital of 169,129,030 this represents 14.98% of the Company's shares in issue.

FIL holds them for various direct and indirect subsidiaries, including Fidelity Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutions. (See Schedule A for listing of registered shareholders and their holdings).

The notifiable interest also comprises the notifiable interest of Mr Edward C Johnson 3rd, a principal shareholder of FIL.

Company Secretary/Director

Countrywide plc

c.c Gary White, CEAFSSchedule A

Security: Countrywide plc

Ordinary Shares Held	Management Company	Nominee/Registered Name
13,333,037	FISL	Clydesdale Bank (Head Office) Nominees Ltd
107,355	FISL	Chase Nominees Ltd
508,034	FISL	Chase Manhattan Bank London
139,753	FPM	RBS Trust Bank
46,050	FPM	BT Globenet Nominees Ltd
96,500	FPM	Citibank

245,600	FPM	Bank of New York Europe
1,111,814	FPM	Chase Nominees Ltd
310,614	FPM	Northern Trust
646,350	FIL	RBS Trust Bank
565,170	FIL	Clydesdale Bank (Head Office) Nominees Ltd
91,406	FIL	Bankers Trust
69,350	FIL	Citibank
77,800	FIL	Bank of New York Europe
1,020,919	FIL	Northern Trust
108,775	FIL	Bank of New York Europe
209,766	FIL	Chase Manhattan Bank London
245,617	FIL	Deutsche Bank
1,604,942	FIL	Chase Nominees Ltd
504,464	FIL	Nortrust Nominees Ltd
941,151	FIL	Bank of New York London
130,712	FIL	Bank of New York Brussels
3,134,903	FIL	HSBC Client Holdings Nominees (UK) Ltd
45,216	FIL	State Street Bank & Trust
31,953	FIL	Mellon Bank

Total Ordinary Shares: 25,327,251

Key:

FISL = Fidelity Investment Services Limited

FPM = Fidelity Pension Management Investment Managers for various non-US investment companies and institutional clients

FIL = Fidelity International Limited

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	17:14 08-Jul-04
Number	PRNUK-0807

8 July 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

We have received a notice dated 7 July 2004 from an official of Cantor Fitzgerald Europe.

They confirm that as at 2 July 2004 they acquired an interest in 5,963,000 Ordinary Shares of 5p each in Countrywide plc.

This equates to 3.53% of the total issued share capital of 169,128,334 shares as at 2 July 2004.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	17:01 21-Jun-04
Number	PRNUK-2106

21 June 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

We have received a notice dated 21 June 2004 from an official of Citibank N.A. on behalf of Standard Life Investments Limited.

They confirm that on 18 June 2004, Standard Life Investments Limited sold 300,714 shares on behalf of Standard Life Group. Their total holding held as a material interest in Ordinary Shares of 5p each in Countrywide plc is as below.

No. of Shares Held	Registered Name
6,594,674	Vidacos Nominees Limited
	25 Molesworth Street
	Lewisham
	London SE13 7EX

This equates to 3.899% of the total issued share capital of 169,128,334 shares as at 18 June 2004.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	11:27 16-Jun-04
Number	PRNUK-1606

16 June 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

The Board of Directors of Countrywide plc today announces the following:-

1. We have received a notice on 11th June 2004 from an official of Witmer Asset Management LLC.

They advise that on 11th June 2004, Witmer Asset Management LLC, Mr. C.H. Witmer and Ms. M.B. Witmer have become interested in the following Ordinary Shares of 5p each in Countrywide plc, details below.

No. of Shares Held	Registered Name
8,347,346	Witmer Asset Management LLC 237 Park Avenue Suite 800 New York NY 10017 USA
180,000	Mr Charles H Witmer and Ms Meryl B. Witmer
8,527,346	

This equates to 5.042% of the total issued share capital of 169,128,334 shares as at 16th June 2004.

2. We have also received a notice dated 15 June 2004 from an official of Fidelity International Limited (FIL) that it has an aggregate notifiable interest in 25,369,251 Ordinary Shares of 5p each in Countrywide plc. On the basis of an issued share capital of 169,128,334, this represents 15.00% the Company's shares in issue.

FIL holds them for various direct and indirect subsidiaries, including Fidelity

Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutions. (See Schedule A for listing of registered shareholders and their holdings).

The notifiable interest also comprises the notifiable interest of Mr Edward C Johnson 3rd, a principal shareholder of FIL.

Director/Company Secretary

Countrywide plc

c.c. Gary White, CEAFS

Schedule A

Security: Countrywide plc

Ordinary Shares Held	Management Company	Nominee/Registered Name
13,333,037	FISL	Clydesdale Bank (Head Office) Nominees Ltd
107,355	FISL	Chase Nominees Ltd
508,034	FISL	Chase Manhattan Bank London
139,753	FPM	RBS Trust Bank
46,050	FPM	BT Globenet Nominees Ltd
96,500	FPM	Citibank
245,600	FPM	Bank of New York Europe
1,111,814	FPM	Chase Nominees Ltd
310,614	FPM	Northern Trust
646,350	FIL	RBS Trust Bank
565,170	FIL	Clydesdale Bank (Head Office) Nominees Ltd
91,406	FIL	Bankers Trust
69,350	FIL	Citibank
77,800	FIL	Bank of New York Europe
1,020,919	FIL	Northern Trust
108,775	FIL	Bank of New York Europe
209,766	FIL	Chase Manhattan Bank London
245,617	FIL	Deutsche Bank
1,604,942	FIL	Chase Nominees Ltd
504,464	FIL	Nortrust Nominees Ltd
983,151	FIL	Bank of New York London
130,712	FIL	Bank of New York Brussels

3,134,903	FIL	HSBC Client Holdings Nominees (UK) Ltd
45,216	FIL	State Street Bank & Trust
31,953	FIL	Mellon Bank

Total Ordinary Shares: 25,369,251

Key:

FISL = Fidelity Investment Services Limited

FPM = Fidelity Pension Management Investment Managers for various non-US investment companies and institutional clients

FIL = Fidelity International Limited

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	16:55 15-Jun-04
Number	PRNUK-1506

15 June 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

The Board of Directors of Countrywide plc today announces the following:-

1. We have received a notice dated 14 June 2004 from an official of Legal & General Investment Management Limited.

They confirm that Legal & General Group plc and/or its subsidiaries currently have a notifiable interest of the following number of Ordinary Shares of 5p each in Countrywide plc. This equates to 3.135%% of the total issued share capital of 169,128,334 shares.

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	60,809
HSBC Global Custody Nominee (UK) Ltd A/C 775245	674,185
HSBC Global Custody Nominee (UK) Ltd A/C 357206	4,098,389
HSBC Global Custody Nominee (UK) Ltd A/C 866203	233,450
HSBC Global Custody Nominee (UK) Ltd A/C 916681	8,550
HSBC Global Custody Nominee (UK) Ltd A/C 360509	226,333
	5,301,716

2. We have also received a notice dated 10 June 2004 from an official of Fidelity International Limited (FIL) that it has an aggregate notifiable interest in 22,229,704 Ordinary Shares of 5p each in Countrywide plc. On the basis of an issued share capital of 169,128,334, this represents 13.143% the Company's shares in issue.

FIL holds them for various direct and indirect subsidiaries, including Fidelity Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutions. (See Schedule A for listing of registered shareholders and their holdings).

The notifiable interest also comprises the notifiable interest of Mr Edward C Johnson 3rd, a principal shareholder of FIL.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	15:48 11-Jun-04
Number	PRNUK-1106

11 June 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

Director's Dealing

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following purchase of Ordinary 5p Shares in the Company in respect of Mr A J Brown, Non-Executive Director of the Company.

Date of Transaction	Date of Notification	Name	No. of Shares Purchased	Price Per Share
11/06/04	11/06/04	A J Brown	4,001	282.88p

This is an open market purchase of shares.

Following this purchase, Mr Brown's shareholding in the Company stands at 24,001, representing 0.01% of the issued share capital of the Company.

Director/Company Secretary

Countrywide Assured Group plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	16:33 10-Jun-04
Number	PRNUK-1006

10 June 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

NOTIFICATION OF HOLDINGS

PURSUANT TO S.198 OF THE COMPANIES ACT 1985

We have received a notice from an official of Lakeway Capital.

They advise that as of 8 June 2004 it purchased 5,411,794 Ordinary Shares of 5p each on the basis of an issued share capital of 169,128,334 in Countrywide plc which represents 3.20% of the Company's shares in issue.

Lakeway Capital is comprised of five funds and the breakdown of Countrywide plc shares in those funds is as follows:

Yaupon Partners LP	3,626,445
Yaupon Partners LP II	127,718
PI Long Short Equity Hedged Fund	472,449
Rising Stars Offshore Fund LTD	438,896
Yaupon Fund LTD	746,286

Company Secretary/Director

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Notification of Share Interest
Released	15:52 09-Jun-04
Number	PRNUK-0906

9th June 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

We have received a notice on 8th June 2004 from an official of Witmer Asset Management LLC.

They advise that on 4th June 2004, Witmer Asset Management LLC and Mr. C.H. Witmer and Ms. M.B. Witmer have become interested in the following Ordinary Shares of 5p each in Countrywide plc, details below.

No. of Shares Held	Registered Name
7,644,846	Witmer Asset Management LLC 237 Park Avenue Suite 800 New York NY 10017 USA
180,000	Mr Charles H Witmer and Meryl B. Witmer
7,824,846	

They are interested in none of the above shares by virtue of such an interest as is mentioned in S.208 (5) of the Companies Act 1985.

This equates to 4.63% of the total issued share capital of 169,128,334 shares as at 8th June 2004.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	15:20 07-Jun-04
Number	PRNUK-0706

7 June 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

Re: Notification of Holdings Pursuant to S.198 of the Companies Act 1985

We have received a notice dated 2 June 2004 from an official of AXA Investment Managers UK Limited. They confirm that AXA SA of 25 Avenue Matignon, 75008 Paris and its subsidiaries, no longer have any notifiable interest in the ordinary shares of 5p each in Countrywide Assured Group plc which were converted into ordinary shares of 5p each in Countrywide plc when the Scheme of Arrangement became effective on 21 May 2004.

Company Secretary/Director

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	16:24 03-Jun-04
Number	PRNUK-0306

3 June 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

NOTIFICATION OF HOLDINGS

PURSUANT TO S.198 OF THE COMPANIES ACT 1985

We have received a notice dated 2 June 2004 from an official of Fidelity International Limited (FIL) that it has an aggregate notifiable interest in 17,739,443 Ordinary Shares of 5p each in Countrywide plc. On the basis of an issued share capital of 169,128,334 this represents 10.49% of the Company's shares in issue.

FIL holds them for various direct and indirect subsidiaries, including Fidelity Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutions. (See Schedule A for listing of registered shareholders and their holdings).

The notifiable interest also comprises the notifiable interest of Mr Edward C Johnson 3rd, a principal shareholder of FIL.

Company Secretary/Director

Countrywide plc

Schedule A

Security: Countrywide plc

Ordinary Shares Held	Management Company	Nominee/Registered Name
10,695,702	FISL	Clydesdale Bank (Head Office) Nominees Ltd
23,159	FISL	Chase Nominees Ltd
66,247	FISL	Chase Manhattan Bank London
126,776	FPM	RBS Trust Bank
40,050	FPM	BT Globenet Nominees Ltd
88,638	FPM	Citibank
220,160	FPM	Bank of New York Europe

827,328	FPM	Chase Nominees Ltd
243,848	FPM	Northern Trust
558,460	FIL	RBS Trust Bank
446,908	FIL	Clydesdale Bank (Head Office) Nominees Ltd
86,100	FIL	Bankers Trust
65,554	FIL	Citibank
77,800	FIL	Bank of New York Europe
824,777	FIL	Northern Trust
99,405	FIL	Bank of New York Europe
120,303	FIL	Chase Manhattan Bank London
182,932	FIL	Deutsche Bank
1,197,607	FIL	Chase Nominees Ltd
375,149	FIL	Nortrust Nominees Ltd
820,889	FIL	Bank of New York London
93,965	FIL	Bank of New York Brussels
420,379	FIL	HSBC Client Holdings Nominees (UK) Ltd
26,677	FIL	State Street Bank & Trust
5,630	FIL	Mellon Bank

Total Ordinary Shares: 17,739,443

Key:

FISL = Fidelity Investment Services Limited

FPM = Fidelity Pension Management Investment Managers for various non-US investment companies and institutional clients

FIL = Fidelity International Limited

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Company	Countrywide Plc
TIDM	CWD
Headline	Holding(s) in Company
Released	11:21 01-Jun-04
Number	PRNUK-0106

1 June 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

The Board of Directors of Countrywide plc today announces the following:-

1. We have received a notice dated 28 May 2004 from an official of Legal & General Investment Management Limited.

They confirm that Legal & General Group plc and its subsidiaries currently have a notifiable interest of the following number of Ordinary Shares of 5p each in Countrywide plc. This equates to 4.79% of the total issued share capital of shares.

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	60,809
HSBC Global Custody Nominee (UK) Ltd A/C 923363	135,524
HSBC Global Custody Nominee (UK) Ltd A/C 775237	50,075
HSBC Global Custody Nominee (UK) Ltd A/C 886603	1,158,349
HSBC Global Custody Nominee (UK) Ltd A/C 775245	674,185
HSBC Global Custody Nominee (UK) Ltd A/C 770286	90,683
HSBC Global Custody Nominee (UK) Ltd A/C 357206	4,098,389
HSBC Global Custody Nominee (UK) Ltd A/C 866203	233,450
HSBC Global Custody Nominee (UK) Ltd A/C 916681	8,550
HSBC Global Custody Nominee (UK) Ltd A/C 754612	856,000
HSBC Global Custody Nominee (UK) Ltd A/C 361602	31,228
HSBC Global Custody Nominee (UK) Ltd A/C 282605	421,633
HSBC Global Custody Nominee (UK) Ltd A/C 360509	226,333
HSBC Global Custody Nominee (UK) Ltd A/C 766793	27,694

HSBC Global Custody Nominee (UK) Ltd A/C 824434	15,770
HSBC Global Custody Nominee (UK) Ltd A/C 924422	27,905
	8,116,577

2. The Board also refers to the announcement made on 28 May 2004 in relation to the notice dated 27 May 2004 received from an official of Fidelity International Limited (FIL). They confirmed that infact they no longer have any notifiable interest in the ordinary shares of 5p each in Countrywide Assured Group plc, however, contrary to the announcement made on 28 May, the Company still awaits confirmation from FIL of their holding in Countrywide plc.

Director/Company Secretary

Countrywide Assured Group plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Correction: Holding(s) in Company
Released	17:38 28-May-04
Number	PRNUK-2805

This announcement released at 15:36 today is being resent to route it to the amend company profile, Countrywide Plc

* *

28 May 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

Re: Notification of Holdings Pursuant to S.198 of the Companies Act 1985

We have received a notice dated 27 May 2004 from an official of Fidelity International Limited (FIL). They confirm that they no longer have any notifiable interest in the ordinary shares of 5p each in Countrywide Assured Group plc which were converted into ordinary shares of 5p each in Countrywide plc when the Scheme of Arrangement became effective on 21 May 2004.

This also means that they no longer have any notifiable interest in the ordinary shares of 5p each in Countrywide plc.

Company Secretary/Director

Countrywide plc

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Company	Countrywide Assured
TIDM	CWA
Headline	Holding(s) in Company
Released	15:36 28-May-04
Number	PRNUK-2805

28 May 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

Re: Notification of Holdings Pursuant to S.198 of the Companies Act 1985

We have received a notice dated 27 May 2004 from an official of Fidelity International Limited (FIL). They confirm that they no longer have any notifiable interest in the ordinary shares of 5p each in Countrywide Assured Group plc which were converted into ordinary shares of 5p each in Countrywide plc when the Scheme of Arrangement became effective on 21 May 2004.

This also means that they no longer have any notifiable interest in the ordinary shares of 5p each in Countrywide plc.

Company Secretary/Director

Countrywide plc

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Company	Countrywide Assured
TIDM	CWA
Headline	Holding(s) in Company
Released	16:43 18-May-04
Number	PRNUK-1805

18 May 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

The Board of Directors of Countrywide Assured Group plc today announces the following:-

We have received a notice dated 17 May 2004 from an official of Legal & General Investment Management Limited.

They confirm that Legal & General Group plc and its subsidiaries currently have a notifiable interest of the following number of Ordinary Shares of 5p each in Countrywide Assured Group plc. This equates to 5.41% of the total issued share capital of shares.

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	121,619
HSBC Global Custody Nominee (UK) Ltd A/C 923363	450,000
HSBC Global Custody Nominee (UK) Ltd A/C 775237	165,000
HSBC Global Custody Nominee (UK) Ltd A/C 886603	3,120,000
HSBC Global Custody Nominee (UK) Ltd A/C 775245	1,345,371
HSBC Global Custody Nominee (UK) Ltd A/C 770286	300,000
HSBC Global Custody Nominee (UK) Ltd A/C 357206	8,196,779
HSBC Global Custody Nominee (UK) Ltd A/C 866203	466,900
HSBC Global Custody Nominee (UK) Ltd A/C 916681	17,100
HSBC Global Custody Nominee (UK) Ltd A/C 754612	1,930,000
HSBC Global Custody Nominee (UK) Ltd A/C 361602	100,000
HSBC Global Custody Nominee (UK) Ltd A/C 282605	1,405,073
HSBC Global Custody Nominee (UK) Ltd A/C 360509	452,666

HSBC Global Custody Nominee (UK) Ltd A/C 766793	90,600
HSBC Global Custody Nominee (UK) Ltd A/C 824434	44,250
HSBC Global Custody Nominee (UK) Ltd A/C 924422	90,000
	18,298,358

This notification of change is due to a decrease in the total holding from 5.9186% to 5.41%.

Director/Company Secretary

Countrywide Assured Group plc

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Company	Countrywide Assured
TIDM	CWA
Headline	Holding(s) in Company
Released	17:46 17-May-04
Number	PRNUK-1705

17 May 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

The Board of Directors of Countrywide Assured Group plc today announces the following:-

We have received a notice dated 17 May 2004 from an official of AXA Investment Managers UK Limited.

They confirm that AXA SA are interested in 20,593,228 Ordinary Shares of 5p each in Countrywide Assured Group plc. This equates to 6.166% of the total issued share capital of 333,966,786 shares, of which 12,766,398 (approx 3.822%) shares are beneficial and 7,826,830 shares (approx. 2.344%) are non-beneficial.

The identity of each registered holder of the shares, to which this notice relates, so far as is known to AXA Investment Managers UK Limited as at 14 May 2004, is detailed on the attached schedule.

This notification of change is due to a decrease in the total holding from 9.03% to 6.166%.

Yours faithfully

Director/Company Secretary

Countrywide Assured Group plc

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc ord GBP 0.05 shares

Total number of shares held as at 14/05/04 was 20,593,228 the breakdown of which is set out below:

Name of the	Number of	Particulars of	Registered as

Company / Fund	Shares	Beneficial owners	
AXA UK Investment Co ICVC	56,830	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
Extra Income Fund		Extra Income Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845030
AXA UK Investment Co ICVC	800,000	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
Distribution Fund		Distribution Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845029
AXA UK Investment Co ICVC	3,700,000	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
UK Equity Income Fund		UK Equity Income Fund	Mariner House, Pepys Street
(Non - Beneficial)			London EC3N 4DA
			a/c 845017

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc ord GBP 0.05 shares

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
AXA UK Investment Co ICVC	1,600,000	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
UK Growth Fund		UK Growth Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845005
PPP Healthcare Group plc	800,000	Guardian Royal Exchange plc and Subs. Cos	Chase Nominees Ltd

(Non - Beneficial)			a/c 13067 Trinity Tower 9 St Thomas Moore Street London EC1
AXA World Funds	70,000	Trustees of AXA World Funds	Vidacos Nominees
British Equities Fund		British Equities Fund	London
(Non - Beneficial)			

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc ord GBP 0.05 shares

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Pensions Management Ltd A/c X (Beneficial)	2,096,398	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 867396
Sun Life Pensions Management Ltd A/c X (Beneficial)	4,900,000	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 867372
Sun Life Unit Assurance Ltd A/c X (Beneficial)	1,250,000	Sun Life Unit Assurance Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 867050

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc ord GBP 0.05 shares

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Pensions Management Ltd (Beneficial)	20,000	Sun Life Pensions Management Ltd	Smith & Williamson Nominees Ltd 1 Riding House Street London W1A 3AS a/c S66
Sun Life International (IOM) Ltd (Beneficial)	1,000,000	Sun Life International (IOM) Ltd	Sun Life International Isle of Man Limited a/c a/c SLI 11
AXA Insurance UK (Beneficial)	3,500,000	AXA Free	Chase Nominees Ltd A/C BTO1C
AXA General Unit Trust (Non - Beneficial)	800,000	HSBC Global Custody Nominee (UK) Limited as Trustees of the Trust	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 880868

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc ord GBP 0.05 shares

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners Holding as % of Issued Capital	Registered as
Total Beneficial Interest	12,766,398	3.88	

Total Non-Beneficial Interest	7,826,830	2.38
Total	20,593,228	6.26%

END

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Company	Countrywide Assured
TIDM	CWA
Headline	Holding(s) in Company
Released	12:08 10-May-04
Number	PRNUK-1005

10 May 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

The Board of Directors of Countrywide Assured Group plc today announces the following:-

We have received a notice dated 7 May 2004 from an official of Legal & General Investment Management Limited.

They confirm that Legal & General Group plc and its subsidiaries currently have a notifiable interest of the following number of Ordinary Shares of 5p each in Countrywide Assured Group plc. This equates to 5.9186% of the total issued share capital of shares.

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	121,619
HSBC Global Custody Nominee (UK) Ltd A/C 923363	450,000
HSBC Global Custody Nominee (UK) Ltd A/C 775237	165,000
HSBC Global Custody Nominee (UK) Ltd A/C 886603	4,400,000
HSBC Global Custody Nominee (UK) Ltd A/C 775245	1,348,371
HSBC Global Custody Nominee (UK) Ltd A/C 130007	243,865
HSBC Global Custody Nominee (UK) Ltd A/C 770286	300,000
HSBC Global Custody Nominee (UK) Ltd A/C 357206	8,140,439
HSBC Global Custody Nominee (UK) Ltd A/C 866203	466,900
HSBC Global Custody Nominee (UK) Ltd A/C 916681	17,100
HSBC Global Custody Nominee (UK) Ltd A/C 754612	1,930,000
HSBC Global Custody Nominee (UK) Ltd A/C 361602	100,000
HSBC Global Custody Nominee (UK) Ltd A/C 282605	1,405,073

HSBC Global Custody Nominee (UK) Ltd A/C 360509	452,666
HSBC Global Custody Nominee (UK) Ltd A/C 766793	90,600
HSBC Global Custody Nominee (UK) Ltd A/C 824434	44,250
HSBC Global Custody Nominee (UK) Ltd A/C 924422	90,000
	19,765,883

This notification of change is due to an increase in the total holding from 5.08% to 5.9186%.

Director/Company Secretary

Countrywide Assured Group plc

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Company	Countrywide Assured
TIDM	CWA
Headline	Holding(s) in Company
Released	15:20 30-Apr-04
Number	PRNUK-3004

30 April 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

We have received a notice dated 29 April 2004 from an official of Witmer Asset Management LLC.

They advise that on 27 April 2004, Witmer Asset Management LLC and Mr Witmer have become interested in the following Ordinary Shares of 5p each in Countrywide Assured Group plc, details below.

No. of Shares Held	Registered Name
13,379,148	Witmer Asset Management LLC 237 Park Avenue Suite 800 New York NY 10017 USA
185,000	Mr Charles H Witmer
13,564,148	

They are interested in none of the above shares by virtue of such an interest as is mentioned in S.208 (5) of the Companies Act 1985.

This equates to 4.065% of the total issued share capital of 333,655,942 shares as at 29 April 2004.

Director/Company Secretary

Countrywide Assured Group plc

Regulatory Announcement

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Company	Countrywide Assured
TIDM	CWA
Headline	Correction : Holding(s) in Company
Released	13:54 26-Apr-04
Number	PRNUK-2604

Please substitute the word 'Wilmer' (Asset Management LLC) with 'Witmer' (Asset Management LLC).

26 April 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

We have received a notice dated 23 April 2004 from an official of Witmer Asset Management LLC.

They advise that on 26 April 2004, Witmer Asset Management LLC have become interested in the following Ordinary Shares of 5p each in Countrywide Assured Group plc, details below.

No. of Shares Held	Registered Name
10,104,148	Witmer Asset Management LLC 237 Park Avenue Suite 800 New York NY 10017 USA

They are interested in none of the above shares by virtue of such an interest as is mentioned in S.208 (5) of the Companies Act 1985.

This equates to 3.03% of the total issued share capital of 333,451,798 shares as at 23 April 2004.

Director/Company Secretary

Countrywide Assured Group plc

END

Regulatory Announcement

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Company	Countrywide Assured
TIDM	CWA
Headline	Holding(s) in Company
Released	13:09 26-Apr-04
Number	PRNUK-2604

26 April 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

We have received a notice dated 23 April 2004 from an official of Wilmer Asset Management LLC.

They advise that on 26 April 2004, Wilmer Asset Management LLC have become interested in the following Ordinary Shares of 5p each in Countrywide Assured Group plc, details below.

No. of Shares Held	Registered Name
10,104,148	Wilmer Asset Management LLC 237 Park Avenue Suite 800 New York NY 10017 USA

They are interested in none of the above shares by virtue of such an interest as is mentioned in S.208 (5) of the Companies Act 1985.

This equates to 3.03% of the total issued share capital of 333,451,798 shares as at 23 April 2004.

Director/Company Secretary

Countrywide Assured Group plc

END

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Regulatory Announcement

Company	Countrywide Assured
TIDM	CWA
Headline	Holding(s) in Company
Released	15:19 20-Apr-04
Number	PRNUK-2004

20 April 2004

Regulatory Information Services

London Stock Exchange

Old Broad Street

London

EC2N 1HP

Companies Act 1985 ('The Act') - Part VI

We received a notice dated 19 April 2004 from an official of Aviva plc.

They inform us that following the sale of 3 million shares on 16 April 2004, Aviva plc, and its subsidiary, Morley Fund Management Limited, no longer have a notifiable interest in the share capital of Countrywide Assured Group plc.

Company Secretary

Countrywide Assured Group plc

END

Regulatory Announcement

Company	Countrywide Assured
TIDM	CWA
Headline	Holding(s) in Company
Released	15:31 16-Apr-04
Number	PRNUK-1604

16 April 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

We have received a notice dated 16 April 2004 from an official of Citibank N.A. on behalf of Standard Life Investment Limited.

They confirm that on 15 April 2004, Standard Life Investments Limited purchased 2,598,508 shares on behalf of Standard Life Group. Their total holding held as a material interest in Ordinary Shares of 5p each in Countrywide Assured Group plc is as below.

No. of Shares Held	Registered Name
14,661,279	Stanlife Nominees Limited
	1 George Street
	Edinburgh EH2 2LL

This equates to 4.427% of the total issued share capital of 331,199,652 shares as at 15 April 2004.

Director/Company Secretary

Countrywide Assured Group plc

END

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Company	Countrywide Assured
TIDM	CWA
Headline	Holding(s) in Company
Released	17:47 24-Mar-04
Number	PRNUK-2403

24 March 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

We have received a notice dated 24 March 2004 from an official of Citibank N.A. on behalf of Standard Life Investment Limited.

They confirm that Standard Life Group were interested in the following Ordinary Shares of 5p each in Countrywide Assured Group plc.

No. of Shares Held	Registered Name
9,892,521	Stanlife Nominees Limited
	1 George Street
	Edinburgh EH2 2LL

This equates to 3.00% of the total issued share capital of 330,263,314 shares.

Director/Company Secretary

Countrywide Assured Group plc

END

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Regulatory Announcement

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Company	Countrywide Assured
TIDM	CWA
Headline	Holding(s) in Company
Released	16:08 16-Mar-04
Number	PRNUK-1603

16 March 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

The Board of Directors of Countrywide Assured Group plc today announces the following:-

We have received a notice dated 15 March 2004 from an official of Legal & General Investment Management Limited.

They confirm that Legal & General Group plc currently have a notifiable interest of the following number of Ordinary Shares of 5p each in Countrywide Assured Group plc. This equates to 5.08% of the total issued share capital of shares.

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	121,619
HSBC Global Custody Nominee (UK) Ltd A/C 923363	292,408
HSBC Global Custody Nominee (UK) Ltd A/C 775237	165,000
HSBC Global Custody Nominee (UK) Ltd A/C 886603	3,000,000
HSBC Global Custody Nominee (UK) Ltd A/C 775245	1,408,371
HSBC Global Custody Nominee (UK) Ltd A/C 130007	270,000
HSBC Global Custody Nominee (UK) Ltd A/C 9770286	300,000
HSBC Global Custody Nominee (UK) Ltd A/C 357206	7,894,189
HSBC Global Custody Nominee (UK) Ltd A/C 866203	466,900
HSBC Global Custody Nominee (UK) Ltd A/C 916681	17,100
HSBC Global Custody Nominee (UK) Ltd A/C 754612	1,127,086
HSBC Global Custody Nominee (UK) Ltd A/C 361602	100,000
HSBC Global Custody Nominee (UK) Ltd A/C 282605	905,073

HSBC Global Custody Nominee (UK) Ltd A/C 360509	452,666
HSBC Global Custody Nominee (UK) Ltd A/C 766793	90,600
HSBC Global Custody Nominee (UK) Ltd A/C 824434	25,190
HSBC Global Custody Nominee (UK) Ltd A/C 924422	90,000
	16,726,202

This notification of change is due to an increase in the total holding from 4.59% to 5.08%.

Director/Company Secretary

Countrywide Assured Group plc

END

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Regulatory Announcement

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Company	Countrywide Assured
TIDM	CWA
Headline	Holding(s) in Company
Released	12:29 15-Mar-04
Number	PRNUK-1503

15 March 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

Companies Act 1985 (as amended) - Disclosure of Interests in Shares

We have received a faxed notice, dated 12 March 2004, from an official of Prudential plc, the extract of which is as follows:-

'In accordance with Part VI of the Companies Act 1985 (as amended) (the 'Act'), we write to inform you that Prudential plc, and certain of its subsidiary companies, have a notifiable interest in the issued share capital of your company as detailed below:-

Registered Holder	No. of Ordinary 5p Shares Held	Percentage of Issued Share Capital
PRUCLT HSBC GIS Nominees (UK) Limited PAC AC	12,861,329	3.906%
PRUCLT HSBC GIS Nominees (UK) Limited PPL AC	457,569	0.139%
	13,318,898	4.045%

For the purposes of the Act, the address for those companies identified above is Laurence Pountney Hill, London EC4R OHH'.

Company Secretary

Countrywide Assured Group plc

END

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Company	Countrywide Assured
TIDM	CWA
Headline	Holding(s) in Company
Released	16:55 11-Mar-04
Number	PRNUK-1103

11 March 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

Companies Act 1985 (as amended) - Disclosure of Interests in Shares

We have received a faxed notice, dated 11 March 2004, from an official of Prudential plc, the extract of which is as follows:-

'In accordance with Part VI of the Companies Act 1985 (as amended) (the 'Act'), we write to inform you that Prudential plc, and certain of its subsidiary companies, have a notifiable interest in the issued share capital of your company as detailed below:-

Registered Holder	No. of Ordinary 5p Shares Held	Percentage of Issued Share Capital as at 13.12.02
PRUCLT HSBC GIS Nominees (UK) Limited PAC AC	12,861,329	3.906%
PRUCLT HSBC GIS Nominees (UK) Limited PPL AC	107,569	0.033%
	12,968,898	3.906%

For the purposes of the Act, the address for those companies identified above is Laurence Pountney Hill, London EC4R OHH'.

Company Secretary

Countrywide Assured Group plc

END

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Regulatory Announcement

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Company	Countrywide Assured
TIDM	CWA
Headline	Holding(s) in Company
Released	13:45 10-Mar-04
Number	PRNUK-1003

10 March 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

Companies Act 1985 (as amended) - Disclosure of Interests in Shares

We have received a faxed notice, dated 9 March 2004, from an official of Prudential plc, the extract of which is as follows:-

'In accordance with Part VI of the Companies Act 1985 (as amended) (the 'Act'), we write to inform you that Prudential plc, and certain of its subsidiary companies, have a notifiable interest in the issued share capital of your company as detailed below:-

Registered Holder	No. of Ordinary 5p Shares Held	Percentage of Issued Share Capital as at 13.12.02
PRUCLT HSBC GIS Nominees (UK) Limited PAC AC	13,061,329	3.967%
PRUCLT HSBC GIS Nominees (UK) Limited PPL AC	107,569	0.033%
	13,168,898	4.00%

For the purposes of the Act, the address for those companies identified above is Laurence Pountney Hill, London EC4R OHH'.

Company Secretary

Countrywide Assured Group plc

END

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Regulatory Announcement

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Company	Countrywide Assured
TIDM	CWA
Headline	Holding(s) in Company
Released	09:27 25-Feb-04
Number	PRNUK-2502

24 February 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

The Board of Directors of Countrywide Assured Group plc today announces the following:-

We have received a notice dated 23 February 2004 from an official of AXA Investment Managers UK Limited.

They confirm that AXA SA were interested in 29,717,155 Ordinary Shares of 5p each in Countrywide Assured Group plc. This equates to 9.03% of the total issued share capital of 329,222,443 shares, of which 18,262,819 (approx 5.55%) shares are beneficial and 11,454,336 shares (approx. 3.48%) are non-beneficial.

The identity of each registered holder of the shares, to which this notice relates, so far as is known to AXA Investment Managers UK Limited as at 19 February 2004, is detailed on the attached schedule.

This notification of change is due to a decrease in the total holding from 9.79% to 9.03%.

Yours faithfully

Director/Company Secretary

Countrywide Assured Group plc

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group Plc ord GBP 0.05 shares

Total number of shares held as at 19/02/04 was 32,220,894 the breakdown of which is set out below:

Name of the　　Number　　Particulars of　　Registered as

of			
Company / Fund	Shares	Beneficial owners	
AXA UK Investment Co ICVC	49,000	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
Extra Income Fund		Extra Income Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845030
AXA UK Investment Co ICVC	877,844	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
Distribution Fund		Distribution Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845029
AXA UK Investment Co ICVC	136,337	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
Ethical Fund		Ethical Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845042

DISCLOSURE OF INTEREST IN HARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group Plc ord GBP 0.05 shares

Total number of shares held as at 19/02/04 was 32,220,894 the breakdown of which is set out below:

Name of the	Number of	Particulars of	Registered as
Company / Fund	Shares	Beneficial owners	
AXA UK	3,950,000	Trustees of AXA UK	HSBC Global Custody

Investment Co ICVC		Investment Co ICVC	Nominee (UK) Limited
UK Equity Income Fund		UK Equity Income Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845017
AXA UK Investment Co ICVC	1,755,686	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
UK Growth Fund		UK Growth Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845005
AXA UK Investment Co ICVC	500,000	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
UK Opportunities Fund		UK Opportunities Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 889598

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group Plc ord GBP 0.05 shares

Total number of shares held as at 19/02/04 was 32,220,894 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
AXA UK Investment Co ICVC	28,459	Trustees of AXA UK Investment Co ICVC	Chase Nominees Ltd
Global		Global Distribution	a/c 17336

Distribution Fund		Fund	
(Non - Beneficial)			
AXA UK Investment Co ICVC	57,965	Trustees of AXA UK Investment Co ICVC	Chase Nominees Ltd
Global Growth		Global Growth Fund	a/c 17260 25YF
(Non - Beneficial)			
PPP Healthcare Group plc	2,000,000	Guardian Royal Exchange plc and Subs. Cos	Chase Nominees Ltd
(Non - Beneficial)			a/c 13067
			Trinity Tower
			9 St Thomas Moore Street
			London EC1
AXA World Funds	79,187	Trustees of AXA World Funds	Vidacos Nominees
British Equities Fund		British quities Fund	London
(Non - Beneficial)			

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group Plc ord GBP 0.05 shares

Total number of shares held as at 19/02/04 was 32,220,894 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Nominees Ltd A /c 18	35,502	Trustees of the WABCO Automotive UK Pensions Scheme	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		Newhold Road	Mariner House

		Rugby Warwickshire CV21 2NL	Pepys Street
			London EC3N 4DA
			a/c 777086
Sun Life Nominees Ltd A /c 20	21,446	Trustees of the Princes Pension Scheme	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		Princes Foods Ltd	Mariner House
		Royal Liver Building	Pepys Street
		Pierhead	London EC3N 4DA
		Liverpool L3 1NX	a/c 777094
Sun Life Nominees Ltd A /c 29	40,969	Trustees of the Cobham Pension Plan	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		Brook Road	Mariner House
		Wimborne	Pepys Street
		Dorset DH21 2BH	London EC3N 4DA
			a/c 777167

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group Plc ord GBP 0.05 shares

Total number of shares held as at 19/02/04 was 32,220,894 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Nominees Ltd A /c 31	6,779	Trustees of the Princes (1977) Pension Scheme	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		Princes Foods Ltd	Mariner House
		Royal Liver Building	Pepys Street
		Pierhead	London EC3N 4DA

		Liverpool L3 1NX	a/c 785078
Sun Life Nominees Ltd A /c 32 (Non - Beneficial)	9,391	Eldridge Pope Pension Fund	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 873426
Sun Life Pensions Management Ltd (Beneficial)	240,000	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c ?

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group Plc ord GBP 0.05 shares

Total number of shares held as at 19/02/04 was 32,220,894 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Pensions Management Ltd (Beneficial)	600,363	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 867815
Sun Life Pensions Management Ltd A/c X (Beneficial)	2,096,398	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House

Pepys Street

London EC3N 4DA

a/c 867396

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group Plc ord GBP 0.05 shares

Total number of shares held as at 19/02/04 was 32,220,894 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Pensions Management Ltd A/c X (Beneficial)	4,900,000	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 867372
Sun Life Unit Assurance Ltd A/c X (Beneficial)	1,250,000	Sun Life Unit Assurance Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 867050
Sun Life Pensions Management Ltd (Beneficial)	40,000	Sun Life Pensions Management Ltd	Smith & Williamson Nominees Ltd 1 Riding House Street London W1A 3AS a/c S66

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group Plc ord GBP 0.05 shares

Total number of shares held as at 19/02/04 was 32,220,894 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Pensions Management Ltd	2,000	Sun Life Pensions Management Ltd	BNY (OCS) Nominees Limited
(Beneficial)			ONE CANADA SQUARE
			LONDON
			E14 5AL
Sun Life International (IOM) Ltd	1,000,000	Sun Life International (IOM) Ltd	Sun Life International
(Beneficial)			Isle of Man Limited a /c
			a/c SLI 11
AXA Colonia Konzern	404,058	(Registration details available upon request)	
(Beneficial)			
AXA Insurance UK	7,730,000	AXA Free	Chase Nominees Ltd
(Beneficial)			A/C BTO1C
AXA General Unit Trust	877,844	HSBC Global Custody Nominee (UK) Limited	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		as Trustees of the Trust	Mariner House, Pepys Street
			London EC3N 4DA
			a/c 880868

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group Plc ord GBP 0.05 shares

Total number of shares held as at 19/02/04 was 32,220,894

the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
AXA UK Group Pension Scheme Equity Fund (Non - Beneficial)	855,954	AXA UK Group Pension Scheme Equity Fund	Chase Nominees Ltd a/c 00994 Trinity Tower 9 St Thomas Moore Street London EC1
AXA Ireland Pension Fund (Non - Beneficial)	3,003	AXA Ireland Pension Fund	Chase Nominees Ltd a/c 21652
AXA Financial, Inc (Non - Beneficial)	168,970	AXA Rosenberg	

		Holding as % of Issued Capital
Total Beneficial Interest	18,262,819	5.56
Total Non-Beneficial Interest	11,454,336	3.48
Total	29,717,155	9.04%

END

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Company	Countrywide Assured
TIDM	CWA
Headline	Holding(s) in Company
Released	09:21 25-Feb-04
Number	PRNUK-2502

24 February 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

The Board of Directors of Countrywide Assured Group plc today announces the following:-

We have received a notice dated 24 February 2004 from an official of Legal & General Investment Management Limited.

They confirm that Legal & General Group plc are now the beneficial owners of the following number of Ordinary Shares of 5p each in Countrywide Assured Group plc. This equates to 4.59% of the total issued share capital of shares.

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	121,619
HSBC Global Custody Nominee (UK) Ltd A/C 923363	238,595
HSBC Global Custody Nominee (UK) Ltd A/C 775237	157,477
HSBC Global Custody Nominee (UK) Ltd A/C 886603	2,867,349
HSBC Global Custody Nominee (UK) Ltd A/C 775245	1,408,371
HSBC Global Custody Nominee (UK) Ltd A/C 130007	257,867
HSBC Global Custody Nominee (UK) Ltd A/C 9770286	286,411
HSBC Global Custody Nominee (UK) Ltd A/C 357206	7,894,189
HSBC Global Custody Nominee (UK) Ltd A/C 866203	466,900
HSBC Global Custody Nominee (UK) Ltd A/C 916681	17,100
HSBC Global Custody Nominee (UK) Ltd A/C 754612	668,455
HSBC Global Custody Nominee (UK) Ltd A/C 361602	77,000
HSBC Global Custody Nominee (UK) Ltd A/C 360509	452,666
HSBC Global Custody Nominee (UK) Ltd A/C 766793	88,998

HSBC Global Custody Nominee (UK) Ltd A/C 824434	19,029
HSBC Global Custody Nominee (UK) Ltd A/C 924422	88,544
	15,110,570

This notification of change is due to an increase in the total holding from 3.16% to 4.59%.

Director/Company Secretary

Countrywide Assured Group plc

END

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Company	Countrywide Assured
TIDM	CWA
Headline	Holding(s) in Company
Released	15:30 20-Feb-04
Number	PRNUK-2002

20 February 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

The Board of Directors of Countrywide Assured Group plc today announces the following:-

We have received a notice dated 20 February 2004 from an official of AXA Investment Managers UK Limited.

They confirm that AXA SA were interested in 32,220,894 Ordinary Shares of 5p each in Countrywide Assured Group plc. This equates to 9.79% of the total issued share capital of 329,220,975 shares, of which 20,532,819 (approx. 6.24%) shares are beneficial and 11,688,075 shares (approx. 3.55%) are non-beneficial.

The identity of each registered holder of the shares, to which this notice relates, so far as is known to AXA Investment Managers UK Limited as at 19 February 2004, is detailed on the attached schedule.

This notification of change is due to a decrease in the total holding from 10.88% to 9.79%.

Yours faithfully

Director/Company Secretary

Countrywide Assured Group plc

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group Plc ord GBP 0.05 shares

Total number of shares held as at 19/02/04 was 32,220,894 the breakdown of which is set out below:

Name of the Number Particulars of Registered as

Company / Fund	of Shares	Beneficial owners	
AXA UK Investment Co ICVC	53,000	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
Extra Income Fund		Extra Income Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845030
AXA UK Investment Co ICVC	877,844	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
Distribution Fund		Distribution Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845029
AXA UK Investment Co ICVC	136,337	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
Ethical Fund		Ethical Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845042

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group Plc ord GBP 0.05 shares

Total number of shares held as at 19/02/04 was 32,220,894 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
AXA UK	4,179,739	Trustees of AXA UK	HSBC Global Custody

Investment Co ICVC		Investment Co ICVC	Nominee (UK) Limited
UK Equity Income Fund		UK Equity Income Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845017
AXA UK Investment Co ICVC	1,755,686	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
UK Growth Fund		UK Growth Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845005
AXA UK Investment Co ICVC	500,000	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
UK Opportunities Fund		UK Opportunities Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 889598

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group Plc ord GBP 0.05 shares

Total number of shares held as at 19/02/04 was 32,220,894 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
AXA UK Investment Co ICVC	28,459	Trustees of AXA UK Investment Co ICVC	Chase Nominees Ltd
Global		Global Distribution	a/c 17336

Distribution Fund		Fund	
(Non - Beneficial)			
AXA UK Investment Co ICVC	57,965	Trustees of AXA UK Investment Co ICVC	Chase Nominees Ltd
Global Growth Fund		Global Growth Fund	a/c 17260
(Non - Beneficial)			
PPP Healthcare Group plc	2,000,000	Guardian Royal Exchange plc and Subs. Cos	Chase Nominees Ltd
(Non - Beneficial)			a/c 13067
			Trinity Tower
			9 St Thomas Moore Street
			London EC1
AXA World Funds	79,187	Trustees of AXA World Funds	Vidacos Nominees
British Equities Fund		British Equities Fund	London
(Non - Beneficial)			

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group Plc ord GBP 0.05 shares

Total number of shares held as at 19/02/04 was 32,220,894 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Nominees Ltd A /c 18	35,502	Trustees of the WABCO Automotive UK Pensions Scheme	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		Newhold Road	Mariner House

		Rugby Warwickshire CV21 2NL	Pepys Street
			London EC3N 4DA
			a/c 777086
Sun Life Nominees Ltd A /c 20	21,446	Trustees of the Princes Pension Scheme	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		Princes Foods Ltd	Mariner House
		Royal Liver Building	Pepys Street
		Pierhead	London EC3N 4DA
		Liverpool L3 1NX	a/c 777094
Sun Life Nominees Ltd A /c 29	40,969	Trustees of the Cobham Pension Plan	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		Brook Road	Mariner House
		Wimborne	Pepys Street
		Dorset DH21 2BH	London EC3N 4DA
			a/c 777167

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group Plc ord GBP 0.05 shares

Total number of shares held as at 19/02/04 was 32,220,894 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Nominees Ltd A /c 31	6,779	Trustees of the Princes (1977) Pension Scheme	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		Princes Foods Ltd	Mariner House
		Royal Liver Building	Pepys Street
		Pierhead	London EC3N 4DA

		Liverpool L3 1NX	a/c 785078
Sun Life Nominees Ltd A /c 32	9,391	Eldridge Pope Pension Fund	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)			Mariner House
			Pepys Street
			London EC3N 4DA
			a/c 873426
Sun Life Pensions Management Ltd	200,000	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited
(Beneficial)			Mariner House
			Pepys Street
			London EC3N 4DA
			a/c ?

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group Plc ord GBP 0.05 shares

Total number of shares held as at 19/02/04 was 32,220,894 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Pensions Management Ltd	600,363	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited
(Beneficial)			Mariner House
			Pepys Street
			London EC3N 4DA
			a/c 867815
Sun Life Pensions Management Ltd	40,000	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited
(Beneficial)			Mariner House
			Pepys Street

			London EC3N 4DA
			a/c 904009
Sun Life Pensions Management Ltd A/c X	2,096,398	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited
(Beneficial)			Mariner House
			Pepys Street
			London EC3N 4DA
			a/c 867396

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group Plc ord GBP 0.05 shares

Total number of shares held as at 19/02/04 was 32,220,894 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Pensions Management Ltd A/c X	4,900,000	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited
(Beneficial)			Mariner House
			Pepys Street
			London EC3N 4DA
			a/c 867372
Sun Life Unit Assurance Ltd A/c X	1,250,000	Sun Life Unit Assurance Ltd	HSBC Global Custody Nominee (UK) Limited
(Beneficial)			Mariner House
			Pepys Street
			London EC3N 4DA
			a/c 867050
Sun Life Pensions Management Ltd	40,000	Sun Life Pensions Management Ltd	Smith & Williamson Nominees Ltd

(Beneficial)			1 Riding House Street
			London W1A 3AS
			a/c S66

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group Plc ord GBP 0.05 shares

Total number of shares held as at 19/02/04 was 32,220,894 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Pensions Management Ltd	2,000	Sun Life Pensions Management Ltd	BNY (OCS) Nominees Limited
(Beneficial)			ONE CANADA SQUARE
			LONDON
			E14 5AL
Sun Life International (IOM) Ltd	1,000,000	Sun Life International (IOM) Ltd	Sun Life International
(Beneficial)			Isle of Man Limited a /c
			a/c SLI 11
AXA Colonia Konzern	404,058	(Registration details available upon request)	
(Beneficial)			
AXA Insurance UK	10,000,000	AXA Free	Chase Nominees Ltd
(Beneficial)			A/C BTO1C
AXA General Unit Trust	877,844	HSBC Global Custody Nominee (UK) Limited	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		as Trustees of the Trust	Mariner House, Pepys Street
			London EC3N 4DA

a/c 880868

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group Plc ord GBP 0.05 shares

Total number of shares held as at 19/02/04 was 32,220,894 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
AXA UK Group Pension Scheme Equity Fund (Non - Beneficial)	855,954	AXA UK Group Pension Scheme Equity Fund	Chase Nominees Ltd a/c 00994 Trinity Tower 9 St Thomas Moore Street London EC1
AXA Ireland Pension Fund (Non - Beneficial)	3,003	AXA Ireland Pension Fund	Chase Nominees Ltd a/c 21652
AXA Financial, Inc (Non - Beneficial)	168,970	AXA Rosenberg	

		Holding as % of Issued Capital
Total Beneficial Interest	20,532,819	6.24
Total Non-Beneficial Interest	11,688,075	3.56
	Total 32,220,894	9.80%

END

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Regulatory Announcement

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Company	Countrywide Assured
TIDM	CWA
Headline	Holding(s) in Company
Released	12:45 20-Feb-04
Number	PRNUK-2002

20 February 2004

Regulatory Information Services

London Stock Exchange

Old Broad Street

London

EC2N 1HP

Companies Act 1985 ('The Act') - Part VI

We received a notice dated 17 February from an official of Barclays plc.

They inform us that as at 16 February 2004, Barclays plc no longer have a notifiable interest in the share capital of our Company.

Company Secretary

Countrywide Assured Group plc

END

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Regulatory Announcement

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RECEIVED

2005 ...

Company	Countrywide Assured
TIDM	CWA
Headline	Holding(s) in Company
Released	16:33 06-Feb-04
Number	PRNUK-0602

6 February 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

The Board of Directors of Countrywide Assured Group plc today announces the following:-

We have received a notice dated 4 February 2004 from an official of Legal & General Investment Management Limited.

They confirm that Legal & General Group plc are now the beneficial owners of the following number of Ordinary Shares of 5p each in Countrywide Assured Group plc. This equates to 3.16 % of the total issued share capital of 329,216,909 shares.

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	121,619
HSBC Global Custody Nominee (UK) Ltd A/C 775245	1,439,471
HSBC Global Custody Nominee (UK) Ltd A/C 357206	7,894,189
HSBC Global Custody Nominee (UK) Ltd A/C 866203	466,900
HSBC Global Custody Nominee (UK) Ltd A/C 916681	17,100
HSBC Global Custody Nominee (UK) Ltd A/C 360509	452,666
	10,391,945

This notification of change is due to an increase in the total holding from 2.99% to 3.16%.

Director/Company Secretary

Countrywide Assured Group plc

END

Regulatory Announcement

Go to market news section

Company	Countrywide Assured
TIDM	CWA
Headline	Holding(s) in Company
Released	16:00 28-Jan-04
Number	PRNUK-2801

28 January 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

The Board of Directors of Countrywide Assured Group plc today announces the following:-

We have received a notice dated 27 January 2004 from an official of Legal & General Investment Management UK Limited.

They confirm that Legal & General Group plc are now the beneficial owners of the following number of Ordinary Shares of 5p each in Countrywide Assured Group plc which are not subject to a concert party. This equates to 2.99% of the total issued share capital of 329,196,850 shares.

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	121,619
HSBC Global Custody Nominee (UK) Ltd A/C 775245	1,439,471
HSBC Global Custody Nominee (UK) Ltd A/C 357206	7,341,110
HSBC Global Custody Nominee (UK) Ltd A/C 866203	466,900
HSBC Global Custody Nominee (UK) Ltd A/C 916681	17,100
HSBC Global Custody Nominee (UK) Ltd A/C 360509	452,666
	9,838,866

Director/Company Secretary

Countrywide Assured Group plc

END

Regulatory Announcement

Go to market news section

RECEIVED

2005 SEP 29 P 3:07

Company	Countrywide Assured
TIDM	CWA
Headline	Holding(s) in Company
Released	16:03 21-Jan-04
Number	PRNUK-2101

21 January 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

Dear Sir

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

The Board of Directors of Countrywide Assured Group plc today announces the following:-

We have received a notice dated 21 January 2004 from an official of AXA Investment Managers UK Limited.

They confirm that AXA SA were interested in 35,812,521 Ordinary Shares of 5p each in Countrywide Assured Group plc. This equates to 10.88% of the total issued share capital of 329,182,861 shares, of which 22,843,623 (approx. 6.94%) shares are beneficial and 12,968,898 shares (approx. 3.94%) are non-beneficial.

The identity of each registered holder of the shares, to which this notice relates, so far as is known to AXA Investment Managers UK Limited as at 20 January 2004, is detailed on the attached schedule.

This notification of change is due to a decrease in the total holding from 11% to 10.88%.

Yours faithfully

Director/Company Secretary

Countrywide Assured Group plc

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

COUNTRYWIDE ASSURED GROUP PLC ord GBP 0.05 shares

Total number of shares held as at 20/01/04 was 35,812,521 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
AXA UK Investment Co ICVC	53,000	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
Extra Income Fund		Extra Income Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845030
AXA UK Investment Co ICVC	900,000	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
Distribution Fund		Distribution Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845029
AXA UK Investment Co ICVC	142,936	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
Ethical Fund		Ethical Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845042

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

COUNTRYWIDE ASSURED GROUP PLC ord GBP 0.05 shares

Total number of shares held as at 20/01/04 was 35,812,521 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as

AXA UK Investment Co ICVC	4,300,000	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
UK Equity Income Fund		UK Equity Income Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845017
AXA UK Investment Co ICVC	1,800,000	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
UK Growth Fund		UK Growth Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845005
AXA UK Investment Co ICVC	401,451	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
UK Opportunities Fund		UK Opportunities Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 889598
AXA UK Investment Co ICVC	28,459	Trustees of AXA UK Investment Co ICVC	Chase Nominees Ltd
Global Distribution Fund		Global Distribution Fund	a/c 17336
(Non - Beneficial)			

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

COUNTRYWIDE ASSURED GROUP PLC ord GBP 0.05 shares

Total number of shares held as at 20/01/04 was 35,812,521 the

breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
AXA UK Investment Co ICVC	57,965	Trustees of AXA UK Investment Co ICVC	Chase Nominees Ltd
Global Growth Fund		Global Growth Fund	a/c 17260
(Non - Beneficial)			
PPP Healthcare Group plc	2,791,003	Guardian Royal Exchange plc and Subs. Cos	Chase Nominees Ltd
(Non - Beneficial)			a/c 13067
			Trinity Tower
			9 St Thomas Moore Street
			London EC1
AXA World Funds II	125,000	Trustees of AXA World Funds II	Vidacos Nominees
Distribution Fund		Distribution Fund	London
(Non - Beneficial)			
AXA World Funds	82,703	Trustees of AXA World Funds	Vidacos Nominees
British Equities Fund		British Equities Fund	London
(Non - Beneficial)			
AXA World Funds	95,000	Trustees of AXA World Funds	Vidacos Nominees
UK Balanced			
(Non - Beneficial)			

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

COUNTRYWIDE ASSURED GROUP PLC ord GBP 0.05 shares

Total number of shares held as at 20/01/04 was 35,812,521 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Nominees Ltd A/ c 18	35,502	Trustees of the WABCO Automotive UK Pensions Scheme	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		Newhold Road	Mariner House, Pepys Street
		Rugby Warwickshire CV21 2NL	London EC3N 4DA
			a/c 777086
Sun Life Nominees Ltd A/ c 20	21,446	Trustees of the Princes Pension Scheme	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		Princes Foods Ltd	Mariner House
		Royal Liver Building	Pepys Street
		Pierhead	London EC3N 4DA
		Liverpool L3 1NX	a/c 777094
Sun Life Nominees Ltd A/ c 29	40,969	Trustees of the Cobham Pension Plan	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		Brook Road	Mariner House, Pepys Street
		Wimborne	London EC3N 4DA
		Dorset DH21 2BH	a/c 777167
Sun Life Nominees Ltd A/ c 31	6,779	Trustees of the Princes (1977) Pension Scheme	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		Princes Foods Ltd	Mariner House
		Royal Liver Building	Pepys Street
		Pierhead	London EC3N 4DA
		Liverpool L3 1NX	a/c 785078

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

COUNTRYWIDE ASSURED GROUP PLC ord GBP 0.05 shares

Total number of shares held as at 20/01/04 was 35,812,521 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Nominees Ltd A/c 32 (Non - Beneficial)	12,551	Eldridge Pope Pension Fund	HSBC Global Custody Nominee (UK) Limited Mariner House, Pepys Street London EC3N 4DA a/c 873426
Sun Life Pensions Management Ltd (Beneficial)	157,936	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c ?
Sun Life Pensions Management Ltd (Beneficial)	644,603	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House, Pepys Street London EC3N 4DA a/c 867815
Sun Life Pensions Management Ltd (Beneficial)	20,242	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 904009

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

COUNTRYWIDE ASSURED GROUP PLC ord GBP 0.05 shares

Total number of shares held as at 20/01/04 was 35,812,521 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Pensions Management Ltd A/c X (Beneficial)	1,700,000	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 867396
Sun Life Pensions Management Ltd A/c X (Beneficial)	4,900,000	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 867372
Sun Life Pensions Management Ltd A/c X (Beneficial)	49,284	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 887553

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

COUNTRYWIDE ASSURED GROUP PLC ord GBP 0.05 shares

Total number of shares held as at 20/01/04 was 35,812,521 the

breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Pensions Management Ltd A /c X (Beneficial)	61,664	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 887565
Sun Life Pensions Management Ltd A /c X (Beneficial)	65,755	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 887577
Sun Life Pensions Management Ltd A /c X (Beneficial)	64,686	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 887589

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

COUNTRYWIDE ASSURED GROUP PLC ord GBP 0.05 shares

Total number of shares held as at 20/01/04 was 35,812,521 the breakdown of which is set out below:

Name of the	Number of	Particulars of	Registered as

Company / Fund	Shares	Beneficial owners	
Sun Life Pensions Management Ltd A /c X (Beneficial)	62,937	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 887590
Sun Life Pensions Management Ltd A /c X (Beneficial)	49,703	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 887607
Sun Life Pensions Management Ltd A /c X (Beneficial)	45,079	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 887619

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

COUNTRYWIDE ASSURED GROUP PLC ord GBP 0.05 shares

Total number of shares held as at 20/01/04 was 35,812,521 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Unit Assurance Ltd A /c X	1,250,000	Sun Life Unit Assurance Ltd	HSBC Global Custody Nominee (UK) Limited

(Beneficial)			Mariner House
			Pepys Street
			London EC3N 4DA
			a/c 867050
Sun Life Pensions Management Ltd	40,000	Sun Life Pensions Management Ltd	Smith & Williamson Nominees Ltd
(Beneficial)			1 Riding House Street
			London W1A 3AS
			a/c S66
Sun Life International (IOM) Ltd	1,000,000	Sun Life International (IOM) Ltd	Sun Life International
(Beneficial)			Isle of Man Limited a /c
			a/c SLI 11
AXA Colonia Konzern	404,058	(Registration details available upon request)	
(Beneficial)			

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

COUNTRYWIDE ASSURED GROUP PLC ord GBP 0.05 shares

Total number of shares held as at 20/01/04 was 35,812,521 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
AXA Insurance UK	12,327,676	AXA Free	Chase Nominees Ltd
(Beneficial)			A/C BTO1C
AXA General Unit Trust	900,000	HSBC Global Custody Nominee (UK) Limited	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		as Trustees of the Trust	Mariner House
			Pepys Street

			London EC3N 4DA
			a/c 880868
AXA UK Group Pension Scheme	855,954	AXA UK Group Pension Scheme	Chase Nominees Ltd
Equity Fund		Equity Fund	a/c 00994
(Non - Beneficial)			Trinity Tower
			9 St Thomas Moore Street
			London EC1
AXA Ireland Pension Fund	3,003	AXA Ireland Pension Fund	Chase Nominees Ltd
(Non - Beneficial)			a/c 21652

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

COUNTRYWIDE ASSURED GROUP PLC ord GBP 0.05 shares

Total number of shares held as at 20/01/04 was 35,812,521 the breakdown of which is set out below:

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
AXA Financial, Inc	315,177	AXA Rosenberg	
(Non - Beneficial)			

		Holding as % of Issued Capital
Total Beneficial Interest	22,843,623	6.95
Total Non-Beneficial Interest	12,968,898	3.94
Total	35,812,521	10.89%

Regulatory Announcement

Go to market news section

Company	Countrywide Assured
TIDM	CWA
Headline	Holding(s) in Company
Released	16:15 20-Jan-04
Number	PRNUK-2001

20 January 2004

Regulatory Information Services

London Stock Exchange

Old Broad Street

London

EC2N 1HP

Dear Sir

Companies Act 1985 ('The Act') - Part VI

We received a notice dated 19 January 2004 from an official of Barclays PLC.

They inform us that as at 16 January 2004, Barclays plc, through the legal entities listed on the attached schedule, have a notifiable interest of 13,116,887 shares in the capital of our Company. This represents 3.98% of the issued share capital of 329,170,746 shares as at 20 January 2004.

Details of this interest, together with a breakdown of registered holders (as required by Section 202 (3) of the Act), are enclosed.

Their office address is at 54 Lombard Street, London EC3P 3AH

Yours faithfully

Company Secretary/Director

Countrywide Assured Group plc

Registered Holders Report

COUNTRYWIDE ASSD SEDOL: 0405412

As at 16 January 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 13,116,887 ORD GBP0.05

representing 3.98% of the issued share capital of 329,170,746 units.

Registered Holder	Account Designation	Holding
ALMLUFTTL-18409-CHASE MANHATTA	ALMLUFTT	175,528
ASTEXMTTL-21359-CHASE NOMINEES	ASTEXMTT	223,912
ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT	8,307,972
Barclays Trust Co DMC69		20,000

BLENTFUKQ-16344-CHASE MANHATTA	BLENTFUK	90,688
BLENTPUKQ-16345-CHASE MANHATTA	BLENTPUK	168,260
BLEQFDUKQ-16331-CHASE MANHATTA	BLEQFDUK	80,295
BLEQPTUEA-16341-CHASE MANHATTA	BLEQPTUE	322,639
BLEQPTUKQ-16341-CHASE MANHATTA	BLEQPTUK	226,597
BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT	3,093,110
CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	172,515
INVESTORS BANK AND TRUST CO.	588888	6,089
R C Greig Nominees Limited	BLI	5,955
R C Greig Nominees Limited	GPI	2,084
R C Greig Nominees Limited	SAI	875
Mitsubishi Trust International	BNN033IE	1,702
Sumitomo TB	BNN029IE	1,482
UBS Limited	583996	214,341
ZEBAN NOMINEES LIMITED		2,843
	TOTAL	13,116,887

LEGAL ENTITY REPORT

COUNTRYWIDE ASSD SEDOL : 0405412

As at 16 January 2004 Barclays PLC, through the legal entities listed below, had a notifiable interest in 13,116,887 ORD GBP0.05

representing 3.98% of the issued share capital of 329,170,746 units.

Legal Entity	Holding	Percentage Held
Barclays Global Investors Japan Limited	3,184	0.0010
Barclays Private Bank Ltd	2,843	0.0009
Barclays Life Assurance Co Ltd	888,479	0.2699
Barclays Global Investors, N.A.	220,430	0.0670
Gerrard Limited	8,914	0.0027
Barclays Bank Trust Company Ltd	20,000	0.0061
Barclays Global Investors Ltd	11,973,037	3.6373
Group Holding	13,116,887	3.9849

END

Regulatory Announcement

Go to market news section

Company	Countrywide Assured
TIDM	CWA
Headline	Holding(s) in Company
Released	09:46 13-Jan-04
Number	PRNUK-1301

13 January 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

Dear Sir

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

The Board of Directors of Countrywide Assured Group plc today announces the following:-

We have received a notice dated 12 January 2004 from an official of AXA Investment Managers UK Limited.

They confirm that AXA SA were interested in 36,199,898 Ordinary Shares of 5p each in Countrywide Assured Group plc. This equates to 11% of the total issued share capital of 329,128,860 shares, of which 22,843,623 (approx. 6.94%) shares are beneficial and 13,356,275 shares (approx. 4.06%) are non-beneficial.

The identity of each registered holder of the shares, to which this notice relates, so far as is known to AXA Investment Managers UK Limited as at 9 January 2004, is detailed on the attached schedule.

This notification of change is due to an increase in the total holding from 10.97% to 11%.

Yours faithfully

Director/Company Secretary

Countrywide Assured Group plc

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc ord GBP 0.05 shares

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
AXA UK Investment Co ICVC	53,000	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited

Extra Income Fund		Extra Income Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845030
AXA UK Investment Co ICVC	1,052,903	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
Distribution Fund		Distribution Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845029
AXA UK Investment Co ICVC	142,936	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
Ethical Fund		Ethical Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845042

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc ord GBP 0.05 shares

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
AXA UK Investment Co ICVC	4,300,000	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
UK Equity Income Fund		UK Equity Income Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845017
AXA UK Investment Co	1,952,903	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited

ICVC			
UK Growth Fund		UK Growth Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845005
AXA UK Investment Co ICVC	401,451	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
UK Opportunities Fund		UK Opportunities Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 889598

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc ord GBP 0.05 shares

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
AXA UK Investment Co ICVC	28,459	Trustees of AXA UK Investment Co ICVC	Chase Nominees Ltd
Global Distribution Fund		Global Distribution Fund	a/c 17336
(Non - Beneficial)			
AXA UK Investment Co ICVC	51,385	Trustees of AXA UK Investment Co ICVC	Chase Nominees Ltd
Global Growth Fund		Global Growth Fund	a/c 17260
(Non - Beneficial)			
PPP Healthcare Group plc	2,791,003	Guardian Royal Exchange plc and Subs. Cos	Chase Nominees Ltd
(Non - Beneficial)			a/c 13067
			Trinity Tower

			9 St Thomas Moore Street London EC1
AXA World Funds II	110,393	Trustees of AXA World Funds II	Vidacos Nominees
UK Equities (formerly UK Growth) Fund		UK Equities (formerly UK Growth) Fund	London
(Non - Beneficial)			
AXA World Funds II	125,000	Trustees of AXA World Funds II	Vidacos Nominees
Distribution Fund		Distribution Fund	London
(Non - Beneficial)			

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc ord GBP 0.05 shares

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
AXA World Funds	82,703	Trustees of AXA World Funds	Vidacos Nominees
British Equities Fund		British Equities Fund	London
(Non - Beneficial)			
Sun Life Nominees Ltd A/c 18	35,502	Trustees of the WABCO Automotive UK Pensions Scheme	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		Newhold Road	Mariner House
		Rugby Warwickshire CV21 2NL	Pepys Street
			London EC3N 4DA
			a/c 777086
Sun Life Nominees Ltd A/c 20	21,446	Trustees of the Princes Pension Scheme	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		Princes Foods Ltd	Mariner House

		Royal Liver Building	Pepys Street
		Pierhead	London EC3N 4DA
		Liverpool L3 1NX	a/c 777094
Sun Life Nominees Ltd A/c 29	40,969	Trustees of the Cobham Pension Plan	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		Brook Road	Mariner House
		Wimborne	Pepys Street
		Dorset DH21 2BH	London EC3N 4DA
			a/c 777167

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc ord GBP 0.05 shares

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Nominees Ltd A/c 31	6,779	Trustees of the Princes (1977) Pension Scheme	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		Princes Foods Ltd	Mariner House
		Royal Liver Building	Pepys Street
		Pierhead	London EC3N 4DA
		Liverpool L3 1NX	a/c 785078
Sun Life Nominees Ltd A/c 32	12,551	Eldridge Pope Pension Fund	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)			Mariner House
			Pepys Street
			London EC3N 4DA
			a/c 873426
Sun Life Pensions Management Ltd	157,936	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited
(Beneficial)			Mariner House
			Pepys Street
			London EC3N 4DA

a/c ?

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc ord GBP 0.05 shares

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Pensions Management Ltd (Beneficial)	644,603	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 867815
Sun Life Pensions Management Ltd (Beneficial)	20,242	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 904009
Sun Life Pensions Management Ltd A /c X (Beneficial)	1,700,000	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 867396

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc ord GBP 0.05 shares

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Pensions Management Ltd A /c X	4,900,000	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited

(Beneficial)			Mariner House
			Pepys Street
			London EC3N 4DA
			a/c 867372
Sun Life Pensions Management Ltd A /c X	49,284	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited
(Beneficial)			Mariner House
			Pepys Street
			London EC3N 4DA
			a/c 887553
Sun Life Pensions Management Ltd A /c X	61,664	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited
(Beneficial)			Mariner House
			Pepys Street
			London EC3N 4DA
			a/c 887565

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc ord GBP 0.05 shares

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Pensions Management Ltd A/ c X	65,755	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited
(Beneficial)			Mariner House
			Pepys Street
			London EC3N 4DA
			a/c 887577
Sun Life Pensions Management Ltd A/ c X	64,686	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited
(Beneficial)			Mariner House

			Pepys Street London EC3N 4DA a/c 887589
Sun Life Pensions Management Ltd A/c X (Beneficial)	62,937	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 887590

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc ord GBP 0.05 shares

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Pensions Management Ltd A /c X (Beneficial)	49,703	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 887607
Sun Life Pensions Management Ltd A /c X (Beneficial)	45,079	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA a/c 887619
Sun Life Unit Assurance Ltd A/c X (Beneficial)	1,250,000	Sun Life Unit Assurance Ltd	HSBC Global Custody Nominee (UK) Limited Mariner House Pepys Street London EC3N 4DA

a/c 867050

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc ord GBP 0.05 shares

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
Sun Life Pensions Management Ltd	40,000	Sun Life Pensions Management Ltd	Smith & Williamson Nominees Ltd
(Beneficial)			1 Riding House Street
			London W1A 3AS
			a/c S66
Sun Life International (IOM) Ltd	1,000,000	Sun Life International (IOM) Ltd	Sun Life International
(Beneficial)			Isle of Man Limited a/c
			a/c SLI 11
AXA Colonia Konzern	404,058	(Registration details available upon request)	
(Beneficial)			
AXA Insurance UK	12,327,676	AXA Free	Chase Nominees Ltd
(Beneficial)			A/C BTO1C

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc ord GBP 0.05 shares

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
AXA General Unit Trust	1,052,904	HSBC Global Custody Nominee (UK) Limited	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		as Trustees of the Trust	Mariner House
			Pepys Street
			London EC3N 4DA
			a/c 880868

AXA UK Group Pension Scheme	855,954	AXA UK Group Pension Scheme	Chase Nominees Ltd
Equity Fund		Equity Fund	a/c 00994
(Non - Beneficial)			Trinity Tower
			9 St Thomas Moore Street
			London EC1
AXA Ireland Pension Fund	3,003	AXA Ireland Pension Fund	Chase Nominees Ltd
(Non - Beneficial)			a/c 21652
AXA Financial, Inc	235,031	AXA Rosenberg	
(Non - Beneficial)			

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc ord GBP 0.05 shares

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners Holding as % of Issued Capital	Registered as
Total Beneficial Interest	22,843,623	6.95	
Total Non-Beneficial Interest	13,356,275	4.06	
Total	36,199,898	11.01%	

END

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Regulatory Announcement

Go to market news section

Company	Countrywide Assured
TIDM	CWA
Headline	Holding(s) in Company
Released	15:49 12-Jan-04
Number	PRNUK-1201

12 January 2004

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

Dear Sir

NOTIFICATION OF SHARE INTEREST

SECTION 198, COMPANIES ACT 1985

The Board of Directors of Countrywide Assured Group plc today announces the following:-

We have received a notice dated 9 January 2004 from an official of AXA Investment Managers UK Limited.

They confirm that AXA SA were interested in 36,106,308 Ordinary Shares of 5p each in Countrywide Assured Group plc. This equates to 10.97% of the total issued share capital of 329,128,860 shares, of which 22,843,623 (approx. 6.94%) shares are beneficial and 13,262,685 shares (approx. 4.03%) are non-beneficial.

The identity of each registered holder of the shares, to which this notice relates, so far as is known to AXA Investment Managers UK Limited as at 8 January 2004, is detailed on the attached schedule.

This notification of change is due to a decrease in the total holding from 11% to 10.97%.

Yours faithfully

Director/Company Secretary

Countrywide Assured Group plc

DISCLOSURE OF INTEREST IN SHARES
OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc Ord 5p shares

Name of the Company / Fund	Number of Shares	Particulars of Beneficial owners	Registered as
AXA UK Investment Co	53,000	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited

ICVC			
Extra Income Fund		Extra Income Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845030
AXA UK Investment Co ICVC	1,059,313	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
Distribution Fund		Distribution Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845029
AXA UK Investment Co ICVC	142,936	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
Ethical Fund		Ethical Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845042

DISCLOSURE OF INTEREST IN SHARES
OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc Ord 5p shares

AXA UK Investment Co ICVC	4,300,000	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
UK Equity Income Fund		UK Equity Income Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845017
AXA UK Investment Co ICVC	1,952,903	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited

UK Growth Fund		UK Growth Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 845005
AXA UK Investment Co ICVC	401,451	Trustees of AXA UK Investment Co ICVC	HSBC Global Custody Nominee (UK) Limited
UK Opportunities Fund		UK Opportunities Fund	Mariner House
(Non - Beneficial)			Pepys Street
			London EC3N 4DA
			a/c 889598
AXA UK Investment Co ICVC	28,459	Trustees of AXA UK Investment Co ICVC	Chase Nominees Ltd
Global Distribution Fund		Global Distribution Fund	a/c 17336
(Non - Beneficial)			

DISCLOSURE OF INTEREST IN SHARES
OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc Ord 5p shares

AXA UK Investment Co ICVC	51,385	Trustees of AXA UK Investment Co ICVC	Chase Nominees Ltd
Global Growth Fund		Global Growth Fund	a/c 17260
(Non - Beneficial)			
PPP Healthcare Group plc	2,791,003	Guardian Royal Exchange plc and Subs. Cos	Chase Nominees Ltd
(Non - Beneficial)			a/c 13067
			Trinity Tower
			9 St Thomas Moore Street
			London EC1

AXA World Funds II	110,393	Trustees of AXA World Funds II	Vidacos Nominees
UK Equities (formerly UK Growth) Fund		UK Equities (formerly UK Growth) Fund	London
(Non - Beneficial)			
AXA World Funds II	125,000	Trustees of AXA World Funds II	Vidacos Nominees
Distribution Fund		Distribution Fund	London
(Non - Beneficial)			
AXA World Funds	82,703	Trustees of AXA World Funds	Vidacos Nominees
British Equities Fund		British Equities Fund	London
(Non - Beneficial)			

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc Ord 5p shares

Sun Life Nominees Ltd A/c 18	35,502	Trustees of the WABCO Automotive UK Pensions Scheme	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		Newhold Road	Mariner House
		Rugby Warwickshire CV21 2NL	Pepys Street
			London EC3N 4DA
			a/c 777086
Sun Life Nominees Ltd A/c 20	21,446	Trustees of the Princes Pension Scheme	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		Princes Foods Ltd	Mariner House
		Royal Liver Building	Pepys Street
		Pierhead	London EC3N 4DA
		Liverpool L3 1NX	a/c 777094
Sun Life	40,969	Trustees of the	HSBC Global Custody

Nominees Ltd A/c 29		Cobham Pension Plan	Nominee (UK) Limited
(Non - Beneficial)		Brook Road	Mariner House
		Wimborne	Pepys Street
		Dorset DH21 2BH	London EC3N 4DA
			a/c 777167
Sun Life Nominees Ltd A/c 31	6,779	Trustees of the Princes (1977) Pension Scheme	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		Princes Foods Ltd	Mariner House, Pepys Street
		Royal Liver Building	London EC3N 4DA
		Pierhead, L3 1NX	a/c 785078

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc Ord 5p shares

Sun Life Nominees Ltd A/c 32	12,551	Eldridge Pope Pension Fund	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)			Mariner House
			Pepys Street
			London EC3N 4DA
			a/c 873426
Sun Life Pensions Management Ltd	157,936	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited
(Beneficial)			Mariner House
			Pepys Street
			London EC3N 4DA
			a/c ?
Sun Life Pensions Management Ltd	644,603	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited
(Beneficial)			Mariner House
			Pepys Street
			London EC3N 4DA

			a/c 867815
Sun Life Pensions Management Ltd	20,242	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited
(Beneficial)			Mariner House, Pepys Street
			London EC3N 4DA
			a/c 904009

DISCLOSURE OF INTEREST IN SHARES
OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc Ord 5p shares

Sun Life Pensions Management Ltd A /c X	1,700,000	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited
(Beneficial)			Mariner House
			Pepys Street
			London EC3N 4DA
			a/c 867396
Sun Life Pensions Management Ltd A /c X	4,900,000	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited
(Beneficial)			Mariner House
			Pepys Street
			London EC3N 4DA
			a/c 867372
Sun Life Pensions Management Ltd A /c X	49,284	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited
(Beneficial)			Mariner House
			Pepys Street
			London EC3N 4DA
			a/c 887553
Sun Life Pensions Management Ltd A /c X	61,664	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited

(Beneficial)			Mariner House, Pepys Street London EC3N 4DA a/c 887565

DISCLOSURE OF INTEREST IN SHARES
OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc Ord 5p shares

Sun Life Pensions Management Ltd A /c X	65,755	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited
(Beneficial)			Mariner House Pepys Street London EC3N 4DA a/c 887577
Sun Life Pensions Management Ltd A /c X	64,686	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited
(Beneficial)			Mariner House Pepys Street London EC3N 4DA a/c 887589
Sun Life Pensions Management Ltd A /c X	62,937	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited
(Beneficial)			Mariner House Pepys Street London EC3N 4DA a/c 887590
Sun Life Pensions Management Ltd A /c X	49,703	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited
(Beneficial)			Mariner House, Pepys Street London EC3N 4DA

a/c 887607

DISCLOSURE OF INTEREST IN SHARES
OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc Ord 5p shares

Sun Life Pensions Management Ltd A /c X	45,079	Sun Life Pensions Management Ltd	HSBC Global Custody Nominee (UK) Limited
(Beneficial)			Mariner House
			Pepys Street
			London EC3N 4DA
			a/c 887619
Sun Life Unit Assurance Ltd A/ c X	1,250,000	Sun Life Unit Assurance Ltd	HSBC Global Custody Nominee (UK) Limited
(Beneficial)			Mariner House
			Pepys Street
			London EC3N 4DA
			a/c 867050
Sun Life Pensions Management Ltd	40,000	Sun Life Pensions Management Ltd	Smith & Williamson Nominees Ltd
(Beneficial)			1 Riding House Street
			London W1A 3AS
			a/c S66
Sun Life International (IOM) Ltd	1,000,000	Sun Life International (IOM) Ltd	Sun Life International
(Beneficial)			Isle of Man Limited a/c
			a/c SLI 11

DISCLOSURE OF INTEREST IN SHARES
OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc Ord 5p shares

AXA Colonia Konzern	404,058	(Registration details available upon request)

(Beneficial)			
AXA Insurance UK	12,327,676	AXA Free	Chase Nominees Ltd
(Beneficial)			A/C BTO1C
AXA General Unit Trust	1,052,904	HSBC Global Custody Nominee (UK) Limited	HSBC Global Custody Nominee (UK) Limited
(Non - Beneficial)		as Trustees of the Trust	Mariner House
			Pepys Street
			London EC3N 4DA
			a/c 880868
AXA UK Group Pension Scheme	855,954	AXA UK Group Pension Scheme	Chase Nominees Ltd
Equity Fund		Equity Fund	a/c 00994
(Non - Beneficial)			Trinity Tower
			9 St Thomas Moore Street
			London EC1

DISCLOSURE OF INTEREST IN SHARES OF

APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Countrywide Assured Group plc Ord 5p shares

AXA Ireland Pension Fund	3,003	AXA Ireland Pension Fund	Chase Nominees Ltd
(Non - Beneficial)			a/c 21652
AXA Financial, Inc	135,031	AXA Rosenberg	
(Non - Beneficial)			

		Holding as % of Issued Capital
Total Beneficial Interest	22,843,623	6.95
Total Non-Beneficial Interest	13,262,685	4.03
Total	36,106,308	10.98%

1.7

Regulatory Announcement

Go to market news section

Company	Countrywide PLC
TIDM	CWD
Headline	Additional Listing
Released	15:56 08-Feb-05
Number	3687I

An application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 550,000 Ordinary Shares of 5p each ("Shares") to be admitted to the Official List and to trading on the London Stock Exchange.

These shares are being reserved as a block listing pending the allotment of shares to employees who exercise share options under the terms of the Executive Share Option Scheme (1996).

These shares shall rank pari passu in all respects with the existing shares of the Company.

END

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Regulatory Announcement

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Company	Countrywide PLC
TIDM	CWD
Headline	Additional Listing
Released	13:32 16-Aug-04
Number	9983B

An application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 550,000 Ordinary Shares of 5p each ("Shares") to be admitted to the Official List and to trading on the London Stock Exchange.

These shares are being reserved as a block listing pending the allotment of shares to employees who exercise share options under the terms of the Executive Share Option Scheme (1996).

These shares shall rank pari passu in all respects with the existing shares of the Company.

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Company	Countrywide PLC
TIDM	CWD
Headline	Additional Listing
Released	11:46 25-Jun-04
Number	1531A

An application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 1,000,000 Ordinary Shares of 5p each ("Shares") to be admitted to the Official List and to trading on the London Stock Exchange.

These shares are being reserved as a block listing pending the allotment of shares to employees who exercise share options under the terms of the Executive Share Option Scheme (1995).

These shares shall rank pari passu in all respects with the existing shares of the Company.

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Company	Countrywide PLC
TIDM	CWD
Headline	Additional Listing
Released	14:40 10-Jun-04
Number	6425Z

An application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 1,000,000 Ordinary Shares of 5p each ("Shares") to be admitted to the Official List and to trading on the London Stock Exchange.

These shares are being reserved as a block listing pending the allotment of shares to employees who exercise share options under the terms of the Executive Share Option Scheme (1996).

These shares shall rank pari passu in all respects with the existing shares of the Company.

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Company	Countrywide PLC
TIDM	CWD
Headline	Additional Listing
Released	12:12 07-Jun-04
Number	4750Z

An application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 1,000,000 Ordinary Shares of 5p each ("Shares") to be admitted to the Official List and to trading on the London Stock Exchange.

These shares are being reserved as a block listing pending the allotment of shares to employees who exercise share options under the terms of the Company's Savings Related Share Option Scheme (1996).

These shares shall rank pari passu in all respects with the existing shares of the Company.

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Company	Countrywide Assured Group PLC
TIDM	CWA
Headline	Additional Listing
Released	09:06 23-Apr-04
Number	9307X

An application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 4,500,000 Ordinary Shares of 5p each ("Shares") to be admitted to the Official List and to trading on the London Stock Exchange.

These shares are being reserved as a block listing pending the allotment of shares to employees who exercise share options under the terms of the Countrywide Assured Group plc Executive Share Option Scheme (1996).

These shares shall rank pari passu in all respects with the existing shares of the Company.

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Company	Countrywide Assured Group PLC
TIDM	CWA
Headline	Additional Listing
Released	09:00 15-Apr-04
Number	6323X

An application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 1,000,000 Ordinary Shares of 5p each ("Shares") to be admitted to the Official List and to trading on the London Stock Exchange.

These shares are being reserved as a block listing pending the allotment of shares to employees who exercise share options under the terms of the Countrywide Assured Group plc Executive Share Option Scheme (1995).

These shares shall rank pari passu in all respects with the existing shares of the Company.

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Company	Countrywide Assured Group PLC
TIDM	CWA
Headline	Additional Listing
Released	09:13 13-Apr-04
Number	5448X

An application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 1,000,000 Ordinary Shares of 5p each ("Shares") to be admitted to the Official List and to trading on the London Stock Exchange.

These shares are being reserved as a block listing pending the allotment of shares to employees who exercise share options under the terms of the Countrywide Assured Group plc Executive Share Option Scheme (1996).

These shares shall rank pari passu in all respects with the existing shares of the Company.

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Company	Countrywide Assured Group PLC
TIDM	CWA
Headline	Additional Listing
Released	08:51 24-Mar-04
Number	8690W

Countrywide Assured Group plc (the "Company")

Application for additional listing

An application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 1,000,000 Ordinary Shares of 5p each ("Shares") to be admitted to the Official List and to trading on the London Stock Exchange.

These shares are being reserved as a block listing pending the allotment of shares to employees who exercise options under the terms of the Countrywide Assured Group plc Executive Share Option Scheme (1996).

These shares will rank pari passu in all respects with the existing shares of the Company.

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Company	Countrywide Assured Group PLC
TIDM	CWA
Headline	Additional Listing
Released	14:29 19-Feb-04
Number	6224V

Countrywide Assured Group plc (the "Company")

Further Listing

Application has been made for a block listing of 1,100,000 new ordinary shares of 5 pence each of Countrywide Assured Group plc to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange.

These shares are being reserved as a block listing pending the allotment of shares to employees who exercise share options under the terms of the Countrywide Assured Group plc Executive Share Option Scheme (1995) and the Countrywide Assured Group plc Executive Share Option Scheme (1996) for 550,000 shares and 550,000 shares respectively.

These shares will rank pari passu in all respects with the existing ordinary shares of the Company.

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Company	Countrywide Assured Group PLC
TIDM	CWA
Headline	Additional Listing
Released	09:43 04-Feb-04
Number	9910U

An application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 1,100,000 Ordinary Shares of 5p each ("Shares") to be admitted to the Official List and to trading on the London Stock Exchange.

These shares are being reserved as a block listing pending the allotment of shares to employees who exercise share options under the terms of the Countrywide Assured Group plc Savings Related Share Option Scheme (1996).

These shares shall rank pari passu in all respects with the existing shares of the Company.

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Company	Countrywide Plc
TIDM	CWD
Headline	Countrywide plc Conveyancing System Update
Released	14:57 23-Sep-05
Number	PRNUK-2309

23rd September 2005

Countrywide plc

Conveyancing System Update

In a trading update released on 15 September 2005, the Board commented that the Company's Conveyancing Division 'continues to be affected by capacity issues associated with an ongoing I.T. systems upgrade. Management continues to focus on resolving these problems which are a cause of immense frustration.'

The Board is now pleased to advise that it has resolved to implement a strategy which it believes will restore Countrywide Property Lawyers ('CPL'), to its historical profitable growth track which was stalled by systems implementation delays.

The Board has approved the abandonment of the existing I.T. systems upgrade which will incur a £3.7m write-off of capitalised development expenditure. As stated in our interim results we will be seeking to recover losses from the supplier of the software.

In addition, the Board has authorised an investment of £1.7m in a new systems development that will optimise CPL's ability to satisfactorily service the significant conveyancing opportunities provided by our group Estate Agency network. This new system will be based upon a proven 'off the shelf' package which will be installed in the coming months and in a series of phased developments should become fully operational by the summer of 2006.

Director

Countrywide plc

Contact details:

T. Marris - tel: 0161 200 8262

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Company	Countrywide Plc
TIDM	CWD
Headline	Trading Statement
Released	11:27 15-Sep-05
Number	PRNUK-1509

15 September 2005

Trading Update

In anticipation of a series of meetings, which the Company has arranged with certain US institutional investors, scheduled for the week commencing 19 September, the Board of Countrywide has decided to update the market as to the Company's current trading and prospects. As a consequence, the Board has approved the following release.

Although trading conditions experienced in July and August are often much quieter, we are pleased to report that the gradual improvement in trading conditions, referred to in the Chairman's statement at the time of the announcement of our Interim Results, on 11 August 2005, has continued. Our recent experience supports the following statement which has been extracted from the August Halifax House Price Index report dated 7 September 2005: ' *.Market activity is improving somewhat. The number of mortgage approvals to fund house purchase continued its upward trend in July, according to the latest Bank of England figures*.'

In addition, whilst residential property prices have remained broadly stable, commission rates obtained across the enlarged agency network have continued to improve. In normal years, trading in September and October would be expected to be reasonably strong. We have therefore authorised our senior agency management team to marginally increase local press advertising in the next two months. We will be seeking to further grow our pipeline of sales arranged - which at the end of August was £74.2million.

The level of estate agency activity witnessed in August was similarly matched by retail financial product sales, and also by the level of new client referrals to our conveyancing division. However, as previously discussed, this division continues to be affected by capacity issues associated with an ongoing I.T. systems upgrade. Management continue to focus on resolving these problems which are a cause of immense frustration.

Volumes of remortgage conveyancing cases continue to grow and be successfully serviced by the new IT systems installed last year.

Activity and productivity at Countrywide Surveyors and Securemove similarly continue to improve but neither business is yet operating at full capacity levels.

Page impressions received by Rightmove in August represented a record month. We believe this is further evidence that there is currently more interest in the housing market than has been the case for fifteen months.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Change of Adviser
Released	15:11 31-Aug-05
Number	PRNUK-3108

31 August 2005

APPOINTMENT OF JOINT CORPORATE BROKER

Following a review of its corporate broking arrangements, the Board of Directors of Countrywide plc is pleased to announce that it has appointed Hoare Govett Limited as joint corporate broker to the Company.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Appointment of Advisers
Released	10:41 10-Aug-05
Number	PRNUK-1008

10 August 2005

RIGHTMOVE.CO.UK APPOINTS ADVISERS

Following the recent appointment of Scott Forbes as Chairman of Rightmove.co.uk the Board is pleased to announce they have engaged UBS Investment Bank as financial advisers, Slaughter and May as legal advisers and KPMG as reporting accountants. They will be working closely with Rightmove to review the prospects for a possible flotation of the company.

Rightmove.co.uk is the UK's number one property website displaying details of homes for sale or rent to the largest online audience. It currently has approaching 60 per cent of all estate agents advertising on its site and at any time displays a stock of around two-thirds of a million properties worth in excess of £135 billion. Rightmove is the clear market leader in the UK, with more website traffic than all of its competitors combined.

Commenting on the annou cement Chairman Scott Forbes said: n

'The appointment of a leading team of advisers is the next step in looking at opportunities and timescales for a potential IPO of Rightmove. Having established itself as the market leader with a successful business model, and with the introduction of Home Information Packs in 2007, there are some exciting times ahead. The Board are very much looking forward to working together with their newly appointed team of advisers.'

END

The Maitland Consultancy 020 7379 5151

Fiona Piper

Notes to editors:

Rightmove.co.uk is the UK's number one property website displaying details of homes for sale or rent to the largest online audience -Rightmove is the clear market leader in the UK, with more website traffic than all of its competitors combined.

It currently has approaching 60 per cent of all UK estate agents and at any time displays a stock of around two-thirds of a million properties worth in excess of £135 billion.

All eight corporate estate agents (those with 100 or more branches) list properties on the site, six listing all their property stock.

The Rightmove site receives between around 7 and 10 million visits each month generating around 180 million pages, placing Rightmove in the top 20 of all UK internet sites in terms of page impressions.

Rightmove is jointly owned by Countrywide Plc, HBOS, Connells and R&SA.

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Company	Countrywide Plc
TIDM	CWD
Headline	Statement re Rightmove
Released	16:52 23-Jun-05
Number	PRNUK-2306

For Immediate Release 23 June, 2005

Rightmove Limited ('Rightmove')

Appointment of new Chairman and possible listing of Rightmove

Countrywide plc (the 'Company') is pleased to announce today that Scott E. Forbes, formerly Group Managing Director of Cendant Europe, Middle East and Africa, has agreed to become Executive Chairman of Rightmove, the UK's leading on-line property business in which Countrywide holds 30 percent. The appointment is effective immediately.

The appointment of Scott Forbes will assist Rightmove to further develop its business, working closely with Ed Williams, Rightmove's Group Managing Director.

The Board of Rightmove is seeking a possible IPO for the business. Scott has been asked by the Board to explore the various options to achieve this aim.

Harry Hill, Chief Executive of Countrywide, commented:

'We are all absolutely delighted that we have been able to attract someone of Scott's calibre to the Chairmanship of Rightmove and look forward to working with him and the long-standing executive team to further develop Rightmove's leading franchise in the on-line property market, particularly around the substantial opportunities that exist for the business in advance of, and post, the introduction of Home Information Packs in 2007.'

Scott Forbes said:

'I am very pleased to take up this prestigious position. Rightmove has a number of existing opportunities to grow and develop. I am looking forward to working with Ed and his team to build on their considerable success to date.'

Enquiries:

Harry Hill, CEO Countrywide 01376 533700

Scott Forbes, Chairman Rightmove 0845 456 8439

Ed Williams, Group Managing Director Rightmove 0845 456 8439

Maitland (for Rightmove) 020 7379 5151

Neil Bennett

Fiona Pipe

Rightmove.co.uk is the UK's number one property website displaying details of homes for sale or rent to the largest online audience - as large as the next three sites put together. It currently has over 55 per cent of all estate agents and displays a property stock in excess of 633,000 properties worth in excess of £121 billion.

All eight of the estate agency groups with 100 or more branches list their properties on the site, including four on an exclusive basis. More than half of the largest 20 house builders display their developments.

The Rightmove site received over 10 million visits in May from home movers who viewed in excess of 187 million pages of property.

The business was founded in 2000 and has traded profitably for the last three years.

Rightmove is jointly owned by Countrywide, HBOS, Connells and R&SA.

Cendant, which is listed on the New York Stock Exchange, has a market capitalisation of approximately $23 billion and is one of the foremost providers of travel and real estate services in the world.

END

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Company	Countrywide Plc
TIDM	CWD
Headline	Trading Statement
Released	10:43 27-Apr-05
Number	PRNUK-2704

27 April 2005

Trading Statement

At the time of our preliminary announcement we pointed out that very weak trading conditions during the final quarter of 2004 had substantially depleted work in progress pipelines in our house agency, financial services and conveyancing businesses. As a consequence of that situation, which was exacerbated by our simultaneous efforts to incorporate the previously substantially underperforming businesses acquired from the Bradford & Bingley Group plc in October 2004, the Group will register a loss during the first quarter of 2005.

During the first quarter of 2005, we are pleased to have seen a gentle seasonal recovery in house sales activity. Although it is difficult to make comparison with prior years because of the effect of the acquired offices on the comparatives, we believe that transaction levels are between 25 and 30% below those experienced in the buoyant first quarter of 2004 and considerably less than one would normally expect. The market remains fragile, and volatile, and slowed in the second half of March, which included the Easter week-end. Since the beginning of the year, pipelines of work in progress have all improved but are still substantially below previous years and this has materially reduced our expectations for the second quarter.

Sales of financial products have suffered a decline in the face of reduced numbers of house sales. However, conversion rates have stabilised at similar levels to the second half of 2004.

The reduced activity in the housing market, together with the level of re-mortgages across the market being much lower than expected, has also negatively impacted our enlarged surveying business where we currently find ourselves with considerable over capacity. Whilst we would normally seek to reduce costs by adjusting capacity to match demand, we remain convinced that in the run up to the introduction of Home Information Packs, expected in 2007, it is vital that we retain our market leading position in the residential surveying market. Although this may result in lower productivity in the meantime, if we are to be in a position to capitalise on this opportunity, it is essential that we have in place, in good time, a team of well trained, accredited, Home Inspectors. We therefore plan to take up slack currently created by lower levels of activity by the introduction of dedicated training for the Home Inspector qualification to our team of surveyors.

Our transaction conveyancing business has received strong support from our enlarged house agency network and registered a record number of new client referrals (almost 10,000) in March. However, the new computer system, designed to allow us to handle a substantially increased number of completions, has found it difficult to cope with the increased throughput, and we have now authorised further systems enhancements to correct this situation. Consequently, we anticipate that full implementation will now be delayed by six months. In the meantime, excess business is being panelled to a number of other conveyancing practices with whom we enjoy excellent relationships.

Remortgage conveyancing commenced operations in December 2004. Whilst volumes

during the first quarter of 2005 have been little more than test levels, major contracts with several mortgage banks continue to be negotiated. However, current signs are that both the systems and our Indian outsourcing arrangements are working well.

Encouraging further profitable progress has been experienced at both Rightmove and TM Property Services where we hold 30% and 46.77% shareholdings respectively and both are confidently expected to make positive contributions this year.

Whilst still early days, we are also much encouraged by the very positive attitude of the staff and management of the newly acquired businesses. We have nearly completed the re-branding of the estate agency offices and this has had a beneficial effect on morale. Our desire to see severe cost constraints and enhanced commission rates introduced throughout the agency offices has been very well received and progress is being made nationwide on both counts.

Consequently, we remain confident that the acquisitions strongly reinforce our UK market leading position in the sale, survey and legal transfer of residential property, and are, despite current dull markets, in the best medium and long term interests of our shareholders.

The uncertainty that pervades the housing market around a General Election means markets will remain subdued, and, with continued talk of further interest rate rises, we believe this is unlikely to change in the short term. Whilst ever this remains the case, we will continue to exercise the greatest possible constraints on costs across all our business areas whilst striving to increase fees in our agency division and grow market share across all our businesses.

Director

Countrywide plc

END

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Company	Countrywide PLC
TIDM	CWD
Headline	Result of Equity Issue
Released	17:49 10-Mar-05
Number	6207J

RNS Number:6207J
Countrywide PLC
10 March 2005

FOR IMMEDIATE RELEASE

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, JAPAN, AUSTRALIA OR THE REPUBLIC OF IRELAND

10 March 2005

Countrywide plc ("Countrywide" or the "Company")

Result of Placing of new ordinary shares

Countrywide plc is pleased to announce the completion of the placing (the "Placing") announced earlier today. A total of 8,456,416 new ordinary shares of 5 pence each (the "Placing Shares") have been placed by Panmure Gordon with institutions at a price of 342.5 pence per share, raising approximately £29.0 million before expenses.

The Placing Shares, which represent approximately 5 per cent of the Company's existing issued share capital, will be issued credited as fully paid and will rank pari passu in all respects with the Company's existing ordinary shares, including the right to receive all future dividends and other distributions declared, made or paid after the date of issue of the Placing Shares, other than the final dividend of 4.5 pence per share declared by the Company for the year ended 31 December 2004.

Application has been made for, and the Placing is conditional on, admission of the Placing Shares to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and dealings in the Placing Shares will commence at 8.00 a.m. on 16 March 2005.

Enquiries to:

Countrywide plc — Tel : 01376 533 700
Harry Hill, Managing Director
Michael Nower, Finance Director

Panmure Gordon — Tel : 020 7187 2000

Edward Farmer
Marianne Woods
Mark Lander

This announcement has been issued by Countrywide and is the sole responsibility of Countrywide. This announcement is for information purposes only and shall not constitute or form any part of any offer or invitation to subscribe for, underwrite or otherwise acquire, or any solicitation of any offer to purchase or subscribe for, securities including in the United States.

This announcement does not constitute an offer of securities for sale in the United States. Neither this announcement nor any copy of it may be taken or distributed into the United States or distributed or published, directly or indirectly, in the United States. Any failure to comply with this restriction may constitute a violation of US securities laws. The securities referred to herein have not been and will not be registered under the Securities Act of 1933 (the "Securities Act"), and may not be offered or sold in the United States unless they are registered under the Securities Act or pursuant to an available exemption therefrom. No public offering of securities of the Company is being made in the United States.

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy, subscribe or otherwise acquire Placing Shares or other shares in the Company in Canada, Australia, Japan, the Republic of Ireland or in any jurisdiction in which such offer or solicitation is unlawful and the information contained herein is not for release, publication or distribution in whole or in part in or into the Canada, Australia, Japan or the Republic of Ireland or in any jurisdiction in which such publication or distribution is unlawful.

The Placing Shares have not been recommended, approved or disapproved by any United States federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this announcement. Any representation to the contrary is a criminal offence in the United States.

Panmure Gordon, a division of Lazard & Co., Limited, which is authorised and regulated by the Financial Services Authority under the Financial Services and Markets Act 2000, is acting exclusively for Countrywide in connection with the Placing and for no one else and will not be responsible to anyone other than Countrywide for providing the protections afforded to clients of Panmure Gordon, nor for providing advice in relation to the Placing or any other matter referred to in this announcement.

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Company	Countrywide Plc
TIDM	CWD
Headline	Issue of Equity
Released	07:39 10-Mar-05
Number	PRNUK-0903

Countrywide plc

10 March 2005

EMBARGOED FOR RELEASE AT 0700, 10 MARCH 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, JAPAN, AUSTRALIA OR THE REPUBLIC OF IRELAND.

10 March 2005

Countrywide plc ('Countrywide' or the 'Company')

Proposed Placing of up to 8,456,416 new ordinary shares

Countrywide announces that it is today placing up to 8,456,416 new ordinary shares of 5 pence each (the 'Placing Shares'), representing approximately 5% of the current issued share capital of the Company, with institutional investors (the 'Placing'). The Placing, which is not being underwritten, is being made by Panmure Gordon, a division of Lazard & Co., Limited ('Panmure Gordon'). Panmure Gordon is acting as sole bookrunner and global co-ordinator to the Placing.

The proceeds of the Placing will be used to part fund the recent acquisition of businesses from Bradford & Bingley Group plc and to provide the Company with increased flexibility to develop its business over the coming year.

In a separate announcement issued today, the preliminary results of the Company for the year ended 31 December 2004 have been released.

The Placing Shares will be placed by Panmure Gordon through an accelerated bookbuild and will be made available to both new and existing eligible institutional investors. The Placing will be conducted in accordance with the terms and conditions set out in the Appendix to this announcement and will close no later than 4.30 pm on 11 March 2005.

The Placing is conditional upon, inter alia, the admission of the Placing Shares to the Official List of the UK Listing Authority (the 'Official List') and to trading on the London Stock Exchange's market for listed securities (together 'Admission') becoming effective by 8.00 am on 16 March 2005 (or by such later time and date as Panmure Gordon and the Company may agree but not later than 3.00 pm on 31 March 2005). The Placing is also conditional on the placing agreement made between the Company and Panmure Gordon not being terminated prior to such date.

The Placing is being made outside the United States in offshore transactions (as defined in Regulation S) meeting the requirements of Regulation S under the US Securities Act of 1933 (the 'Securities Act') and may be made within the United States to a limited number of institutional investors, who are qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions that are exempt from, or not subject to, the registration requirements under the Securities Act.

Application has been made to the UK Listing Authority (the 'UKLA') for the

admission of the Placing Shares to the Official List of the UKLA and to the London Stock Exchange for the admission of the Placing Shares to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and dealings in the Placing Shares will commence at 8.00 a.m. on 16 March 2005.

The Placing Shares will be issued credited as fully paid and will rank pari passu in all respects with the Company's existing ordinary shares, including the right to receive all future dividends and other distributions declared, made or paid after the date of issue of the Placing Shares, other than the final dividend of 4.5 pence per share declared by the Company this morning for the year ended 31 December 2004.

Harry Hill, Managing Director, commented:

'In order to be successful in acquiring Bradford & Bingley Estate Agents and Securemove Property Services from Bradford & Bingley Group plc in October 2004 we needed to complete the deal quickly and hence we utilised the capacity under our syndicated bank facility to fund the acquisitions. The Placing is intended to bring the balance of funding of those acquisitions back in line with how we would prefer and return the prime use of the syndicated bank facility to funding the return of capital we made last year.'

Enquiries to:

Countrywide plc Tel: 01376 533 700

Harry Hill, Managing Director

Michael Nower, Finance Director

Panmure Gordon Tel : 020 7187 2000

Edward Farmer

Marianne Woods

Mark Lander

This announcement shall not constitute or form any part of any offer or invitation to subscribe for, underwrite or otherwise acquire, or any solicitation of any offer to purchase or subscribe for, securities including in the United States.

This announcement does not constitute an offer of securities for sale in the United States. Neither this announcement nor any copy of it may be taken or distributed into the United States or distributed or published, directly or indirectly, in the United States. Any failure to comply with this restriction may constitute a violation of US securities laws. The securities referred to herein have not been and will not be registered under the Securities Act, and may not be offered or sold in the United States unless they are registered under the Securities Act or pursuant to an available exemption therefrom. No public offering of securities of the Company is being made in the United States.

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy, subscribe or otherwise acquire Placing Shares or other shares in the Company in Canada, Australia, Japan, the Republic of Ireland or in any jurisdiction in which such offer or solicitation is unlawful and the information contained herein is not for release, publication or distribution in whole or in part in or into Canada, Australia, Japan or the Republic of Ireland or in any jurisdiction in which such publication or distribution is unlawful.

The Placing Shares have not been recommended, approved or disapproved by any United States federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this announcement. Any representation to the contrary is a criminal offence in the United States.

The announcement contains a number of statements relating to the Company that are considered 'forward looking statements' as defined in the Private Securities Litigation Reform Act 1995 of the United States. Such statements are based on current plans and, information and intentions and certain external factors which may be beyond the control of the Company and, therefore, undue reliance should not be placed on them. Forward looking statements speak only as of the date they are made and the Company undertakes no obligation to update publicly any of them in light of new information or future events. These statements are subject to risks and uncertainties that could cause actual occurrences to differ materially from the forward looking statements.

Panmure Gordon, a division of Lazard & Co., Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority under the Financial Services and Markets Act 2000, is acting exclusively for the Company in connection with the Placing and no one else and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Panmure Gordon nor for providing advice in relation to the Placing or any other matter referred to herein. Panmure Gordon can be contacted at 50 Stratton Street, London W1J 8LL.

APPENDIX: IMPORTANT INFORMATION ON THE PLACING FOR PLACEES ONLY

Eligible Participants in the Bookbuilding Process

Members of the public are not eligible to take part in the Placing. This Appendix and the terms and conditions set out herein are directed only at persons who (i) have professional experience in matters relating to investments falling within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) (the 'Order') or (ii) are persons falling within Article 49(2)(a) to (d) ('high net worth companies, unincorporated associations etc.') of the Order or to whom it may otherwise lawfully be communicated (all such persons together being referred to as 'Relevant Persons'). This Appendix and the terms and conditions set out herein must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this Appendix and the terms and conditions set out herein relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. This Appendix does not in itself constitute an offer for sale or subscription of any securities in the Company.

Relevant Persons who choose to participate in the Placing ('Placees') will be deemed to have read and understood this announcement in its entirety and to be participating in the Placing on the terms and conditions contained herein, and to be providing the representations, warranties, acknowledgements and undertakings, in each case as contained in this Appendix. In particular, Placees represent, warrant and acknowledge that they:

(a) are (i) persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business and have professional experience in matters relating to investments and undertake that they will acquire, hold, manage or dispose of any Placing Shares that are allocated to them for the purposes of their business and/or (ii) a person falling within article 49(2) of the Order; and

(b) are (i) outside the United States and are acquiring the Placing Shares in an offshore transaction (within the meaning of Regulation S under the Securities Act) or (ii) a qualified institutional buyer ('QIB') as such term is defined in Rule 144A under the Securities Act.

This announcement (including this Appendix) does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for ordinary shares in the capital of the Company in the United States, or in any jurisdiction in which such offer or solicitation is unlawful and the information contained herein is not for publication or distribution to persons in the United States or any jurisdiction in which such publication or distribution is unlawful. Persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not forward, distribute, mail or transmit it in or into the United States, or use the United States mails, directly or indirectly, in connection with the Placing, and so doing may invalidate any related purported application for Placing Shares.

The Placing Shares have not been and will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold, resold or delivered, directly or indirectly, in or into the United States absent registration or an exemption from or a transaction not subject to the registration requirements of the Securities Act. No public offering of the Placing Shares is being made in the United States.

The distribution of this announcement and the Placing and/or issue of ordinary shares in the capital of the Company in certain other jurisdictions may be restricted by law. No action has been taken by the Company or Panmure Gordon that would permit an offer of such ordinary shares or possession or distribution of this announcement or any other offering or publicity material relating to such ordinary shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by the Company and Panmure Gordon to inform themselves about and to observe any such restrictions.

Details of the Placing Agreement and the Placing Shares

Panmure Gordon has entered into a placing agreement (the 'Placing Agreement') with the Company whereby Panmure Gordon has agreed, subject to the conditions set out therein, to use its reasonable endeavours as agent of the Company to procure Placees to subscribe for the Placing Shares. The Placing is not being underwritten.

The Placing Shares will be issued credited as fully paid and will rank pari passu in all respects with the existing issued ordinary shares of 5 pence each in the capital of the Company, including the right to receive all dividends and other distributions declared, made or paid in respect of such ordinary shares after the date of issue of the Placing Shares other than the final dividend of 4.5 pence per share declared by the Company this morning for the year ended 31 December 2004.

Applications for Listing and Admission to Trading

Applications have been made to the UK Listing Authority (the 'UKLA') for the admission of the Placing Shares to the Official List of the UKLA and to the London Stock Exchange (the 'London Stock Exchange') for such shares to be admitted to trading on the London Stock Exchange's market for listed securities (together 'Admission'). It is expected that Admission will take place and dealings in the Placing Shares will commence on 8.00 a.m. on 16 March 2005.

Bookbuilding Process

Panmure Gordon is conducting an accelerated bookbuild (the 'Bookbuilding Process') for participation in the Placing. This Appendix gives details of the terms and conditions of the Bookbuilding Process. In addition, it provides details of how Relevant Persons can participate in the Bookbuilding Process. No commissions will be paid to Placees or by Placees in respect of their agreement to subscribe for any Placing Shares.

How to Participate in the Bookbuilding Process

An institution which is a Relevant Person and which wishes to participate in the Bookbuilding Process should communicate its bid by telephone to its usual sales contact at Panmure Gordon or to Marianne Woods at Panmure Gordon (020 7187 2460). If successful, an allocation will be confirmed orally following the close of the Bookbuilding Process, and a conditional contract note will be dispatched as soon as possible thereafter. Panmure Gordon's oral confirmation will constitute a legally binding commitment upon the Relevant Person to subscribe for the number of Placing Shares allocated to that Relevant Person at the Placing Price (as defined below) set out in the Pricing Announcement (as defined below) and otherwise on the terms and conditions set out in this Appendix and in accordance with the Company's Memorandum and Articles of Association. Panmure Gordon will make a further announcement following the close of the Bookbuilding Process detailing the Placing Price at which the Placing Shares are being placed (the 'Pricing Announcement').

Principal Terms of the Bookbuilding Process

1. Panmure Gordon is arranging the Placing as agent for the Company.

2. Participation will only be available to Relevant Persons invited to participate by Panmure Gordon and who communicate their wish to participate in the Bookbuilding Process to Panmure Gordon in accordance with paragraph 4 below and who are able to participate in accordance with the terms and conditions set out herein. Panmure Gordon is entitled to enter bids as principal in the Bookbuilding Process.

3. The Bookbuilding Process will establish a single price (the 'Placing Price') payable by all Placees. The Placing Price will be determined by Panmure Gordon following completion of the Bookbuilding Process.

4. An institution that wishes to participate in the Bookbuilding Process should communicate its bid by telephone to its usual sales contact at Panmure Gordon or to Marianne Woods at Panmure Gordon (020 7187 2460). The bid should state the number of Placing Shares (or the total monetary amount) which the institution wishes to subscribe for, at either the Placing Price which will be ultimately established by Panmure Gordon or at prices up to a maximum price limit specified in the bid.

5. Any bid will be made on the terms and conditions in this Appendix and will be legally binding on the Placees whom, or on behalf of whom, it is made and will not be capable of variation or revocation after the close of the Bookbuilding Process. The contract created by the acceptance of the bids will be governed by English Law.

6. Panmure Gordon reserves the right not to accept bids or to accept bids in part rather than in whole. The acceptance of bids shall be at Panmure Gordon's absolute discretion.

7. The Bookbuilding Process will close no later than 4.30 pm (London time) on 11 March 2005, but may be closed earlier at the sole discretion of Panmure Gordon. Panmure Gordon may, in its sole discretion, accept bids that are received after the Bookbuilding Process has closed.

Conditions of the Placing

The Placing is conditional on, inter alia: (a) the Placing Agreement becoming unconditional in all respects and not being terminated in accordance with its terms prior to Admission; (b) Admission taking place by not later than 8.00 am on 16 March 2005 (or by such later time and date as Panmure Gordon and the Company may agree but not later than 3.00 pm on 31 March 2005); and (c) the Company confirming to Panmure Gordon immediately prior to Admission that each of the conditions in the Placing Agreement (other than the condition specified

in clause 9.1.5 (Admission)) has been fulfilled in accordance with its terms; that the Company has complied with its obligations under the Placing Agreement to the extent that the same fall to be performed prior to Admission; and that none of the warranties in the Placing Agreement was untrue, inaccurate or misleading in any respect at the date of the Placing Agreement or has at any time since that date become untrue, inaccurate or misleading in any material respect by reference to the facts and circumstances existing since that date.

Panmure Gordon reserves the right to waive or to extend the time and/or date for fulfilment of the conditions in the Placing Agreement. Any such extension or waiver will not affect Placees' commitments. Neither Panmure Gordon nor the Company shall have any liability to any Placee (or to any other person whether acting for or on behalf of a Placee or otherwise) in respect of any decision it or they may make as to whether or not to waive or to extend the time and/or date for the satisfaction of any condition in the Placing Agreement.

If any condition is not satisfied in all respects or (where applicable) waived, in whole or in part, by Panmure Gordon or becomes incapable of being satisfied (and is not so waived) by the required time, the Company shall make a public announcement through a Regulatory Information Service to that effect.

If (a) any of the conditions above are not satisfied (or, where relevant, waived) or (b) the Placing Agreement is terminated or (c) the Placing Agreement does not otherwise become unconditional in all respects, the Placing will lapse and Placees' rights and obligations hereunder shall cease and determine at such time and no claim shall be made by Placees in respect thereof.

Each Placee participating in the Bookbuilding Process agrees that its rights and obligations hereunder terminate only in the circumstances described in this announcement and will not be capable of rescission or termination by it.

Right to Terminate Under the Placing Agreement

Panmure Gordon is entitled in its absolute discretion to terminate the Placing Agreement if, at any time prior to Admission:

(i) any of the warranties contained in the Placing Agreement or any statement made in the Marketing Documents (as defined in the Placing Agreement) are untrue, inaccurate or misleading in any material respect when made or become untrue, inaccurate or misleading in any material respect by reference to the facts and circumstances existing from time to time or any matter arises which might reasonably be expected to give rise to a claim under clause 8 of the Placing Agreement; or

(ii) there has been a material breach by the Company of its obligations under the Placing Agreement (to the extent such obligations fall to be performed prior to Admission); or

(iii) there has been any material adverse change, whether or not foreseeable at the date of the Placing Agreement, in, or any development involving a prospective material adverse change in or affecting, the condition, financial or otherwise, or the earnings, business affairs or business prospects of the Group (as defined in the Placing Agreement), whether or not arising in the ordinary course of business; or

(iv) there is a cancellation or suspension by the UKLA or the London Stock Exchange of trading in the Company's securities; or

(v) any of the following occurs:

(a) the suspension of trading in securities generally on the London Stock Exchange or the New York Stock Exchange or trading is limited or minimum prices established on any such exchange; or

(b) the declaration of a banking moratorium in London or by the US federal or New York State authorities or any material disruption to commercial banking or securities settlement or clearance services in the US or the UK; or

(c) any change, or development involving a prospective change, in UK or US or international financial, economic, political, industrial or market conditions or currency exchange rates or exchange controls, or any incident of terrorism or outbreak or escalation of hostilities or any declaration by the UK or the US of a national emergency or war or any other calamity or crisis,

which events described above Panmure Gordon considers in its absolute discretion to be likely to have an adverse effect on the financial or trading position or the business or prospects of the Group (as defined in the Placing Agreement) which is material in the context of Group as a whole or which renders the Placing impracticable or inadvisable.

Each Placee participating in the Bookbuilding Process agrees with Panmure Gordon that the exercise by Panmure Gordon of any right of termination or other right or discretion under the Placing Agreement shall be at the absolute discretion of Panmure Gordon and that Panmure Gordon need make no reference to Placees and shall have no liability to Placees whatsoever in connection therewith.

No Prospectus

No prospectus or listing particulars has been or will be submitted to be approved by the UKLA or filed with the Registrar of Companies in England and Wales in relation to the Placing Shares and the Placees' commitments will be made solely on the basis of the information contained in this announcement.

Each Placee by accepting a participation in the Placing agrees that the content of this announcement is exclusively the responsibility of the Company. Each Placee confirms that it has neither received nor relied on any other information, representation, warranty or statement made by or on behalf of Panmure Gordon or the Company or either of their respective affiliates and neither the Company, Panmure Gordon nor their respective affiliates will be liable for any Placee's decision to participate in the Placing based on any other information, representation, warranty or statement. Each Placee acknowledges and agrees that it has relied on its own investigation of the business, financial and trading position of the Company in accepting a participation in the Placing. Nothing in this paragraph shall exclude the liability of any person for fraudulent misrepresentation.

Registration and Settlement

Settlement of transactions in the Placing Shares (ISIN: GB00B06HB123) following Admission will take place in uncertificated form against payment within the CREST system (subject to certain exceptions) via CREST Participant 838. Panmure Gordon reserves the right to require settlement for and delivery of the Placing Shares to Placees by such other means as it deems appropriate if delivery or settlement is not possible within the CREST system within the timetable set out in this announcement or if it would not be consistent with the regulatory requirements in the Placee's jurisdiction.

Placees will be sent a conditional contract note which shall state the number of Placing Shares acquired by such Placee at the Placing Price. It is expected that these conditional contract notes will be despatched on 11 March 2005. It is expected that settlement will occur on 16 March 2005, on a T+3 basis, in accordance with the instructions set out in the conditional contract notes.

Interest is chargeable and will accrue daily on all amounts due from the Placees to the extent that value is received after the due date at the rate of 5 percentage points above prevailing LIBOR.

In the event that a Placee does not comply with its settlement obligations, Panmure Gordon may (as agent for such Placee) sell the Placing Shares allocated to such Placee and retain the sale proceeds (net of any expenses of sale in relation to such Placing Shares). Such Placee will, however, remain liable for any shortfall between the net proceeds of such sale and the Placing Price in respect of such Placing Shares and may be required to bear any stamp duty or stamp duty reserve tax (together with any interest or penalties) which may arise upon the sale of such Placee's Placing Shares.

If Placing Shares are to be delivered to a custodian or settlement agent, each Placee opting to have its Placing Shares so delivered should ensure that the conditional contract note is copied and delivered immediately to the relevant person within that organisation.

Insofar as Placing Shares are registered in the Placee's name or that of such Placee's nominee or in the name of any person for whom such Placee is contracting as agent or that of a nominee for such person, such Placing Shares will, subject as provided below, be so registered free from any liability to UK stamp duty or stamp duty reserve tax. No Placee will be entitled to receive any fee or commission in connection with the Placing.

Representations and Warranties

By participating in the Bookbuilding Process, each Placee (and any person acting on its behalf) will be deemed to:

1. represent and warrant that it has read this announcement in its entirety and acknowledge that its participation in the Placing will be governed by the terms of this Appendix;

2. acknowledge that the content of this announcement is exclusively the responsibility of the Company and that neither Panmure Gordon nor any of its affiliates nor any person acting on its or their behalf has or shall have any liability for any information, representation or statement contained in this announcement or any information previously published in respect of the Company and will not be liable for any Placee's decision to participate in the Placing based on any information, representation or statement contained in this announcement;

3. acknowledge that neither Panmure Gordon nor any of its affiliates nor any person acting on its or their behalf has or shall have any liability for any publicly available or filed information or representation in relation to the Company, provided that nothing in this paragraph excludes the liability of any person for fraud;

4. represent and warrant that the only information upon which it has relied in committing itself to subscribe for the Placing Shares is that contained in this announcement and any information previously published by the Company through a Regulatory Information Service (as defined in the UKLA's Listing Rules) and confirm that it has neither received nor relied on any representation, warranty or statement made by or on behalf of the Company or Panmure Gordon;

5. acknowledge that no offering document or prospectus has been prepared in connection with the placing of the Placing Shares in any jurisdiction;

6. understand that the Placing Shares have not been and will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction of the United States;

7. represent and warrant that unless it has provided to the Company and Panmure Gordon an executed investor letter in which it makes certain further undertakings, representations and warranties in a form acceptable to both the Company and Panmure Gordon, it is, or at the time the Placing Shares are subscribed for will be, the beneficial owner of such Placing Shares and is not

a person located in the United States of America, its territories or possessions, any state of the United States or the District of Columbia (the 'United States') or acting on a non-discretionary basis for a person in the United States, and is acquiring the Placing Shares in an offshore transaction (as defined in Regulation S under the Securities Act) and will not sell, directly or indirectly, any of the Placing Shares in the United States except in accordance with Regulation S under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act;

8. represent and warrant that it is not a resident of Australia, Canada, Japan or the Republic of Ireland and acknowledges that the Placing Shares have not been and will not be registered nor will a prospectus be cleared in respect of the Placing Shares under the securities legislation of Australia, Canada, Japan or the Republic of Ireland and, subject to certain exceptions, may not be offered, sold, taken up, renounced or delivered or transferred, directly or indirectly, within those jurisdictions;

9. represent and warrant that it is entitled to subscribe for and/or purchase Placing Shares under the laws of all relevant jurisdictions which apply to it and that it has fully observed such laws and obtained all such governmental and other guarantees and other consents in either case which may be required thereunder and complied with all necessary formalities;

10. represent and warrant that the issue to itself, or the person specified by it for registration as holder, of Placing Shares will not give rise to a liability under any of sections 67, 70, 93 or 96 of the Finance Act 1986 (depositary receipts and clearance services);

11. if it is in the UK, represent and warrant that it has complied with its obligations in connection with money laundering under the Proceeds of Crime Act 2002, the Anti-Terrorism, Crime and Security Act 2001 (as amended) and the Money Laundering Regulations 2003 (the 'Regulations') and, if it is making payment on behalf of a third party, that satisfactory evidence has been obtained and recorded by it to verify the identity of the third party as required by the Regulations;

12. represent and warrant that it falls within paragraph 3(a) of Schedule 11 to the Financial Services and Markets Act 2000 ('FSMA'), being a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business, and within Article 19 and/or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended, and undertake that it will acquire, hold, manage or dispose of any Placing Shares that are allocated to it for the purposes of its business;

13. represent and warrant that it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) relating to the Placing Shares in circumstances in which Section 21(1) of FSMA does not require approval of the communication by an authorised person;

14. represent and warrant that it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Placing Shares in, from or otherwise involving the United Kingdom;

15. represent and warrant that it has all necessary capacity and has obtained all necessary consents and authorities to enable it to commit to subscribe for Placing Shares and to perform its obligations in relation thereto (including, without limitation, in the case of any person on whose behalf it is acting, all necessary consents and authorities to agree to the terms set out or referred to in this announcement);

16. undertake that it will pay for the Placing Shares acquired by it in

accordance with this announcement at the due time and date set out herein, failing which, the Placing Shares allocated to it may be placed with other subscribers or sold as Panmure Gordon determines and without liability to such Placee;

17. acknowledge that Panmure Gordon is not making any recommendations to it or advising it with regard to the suitability of any transaction it may enter into in connection with the Placing and further acknowledge that for the purposes of the Placing, it is not and will not be a client of Panmure Gordon and that Panmure Gordon does not have duties or responsibilities to it for providing the protections afforded to its clients or for providing advice in relation to the Placing nor in respect of any representations, warranties, undertakings or indemnities contained in the Placing Agreement;

18. undertake that the person who it specifies for registration as holder of the Placing Shares will be (i) the Placee or (ii) a nominee of the Placee, as the case may be. Neither Panmure Gordon nor the Company will be responsible for any liability to stamp duty or stamp duty reserve tax resulting from a failure to observe this requirement. Each Placee and any person acting on behalf of the Placee agrees to subscribe on the basis that the Placing Shares will be allotted to the CREST stock account of Panmure Gordon who will hold them as nominee on behalf of the Placee until settlement in accordance with its standing settlement instructions;

19. acknowledge that any agreements entered into by it pursuant to these terms and conditions shall be governed by and construed in accordance with the laws of England and submit (on behalf of itself and on behalf of any person on whose behalf it is acting) to the exclusive jurisdiction of the English courts as regards any claim, dispute or matter arising out of any such contract; and

20. acknowledge and understand that the Company, Panmure Gordon and their respective affiliates will rely upon the truth and accuracy of the foregoing acknowledgements, undertakings, representations and warranties.

The acknowledgements, undertakings, representations and warranties referred to above are given to each of the Company, Panmure Gordon and their respective affiliates and are irrevocable.

END

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Regulatory Announcement

Go to market news section

Company	Countrywide Plc
TIDM	CWD
Headline	Final Results
Released	07:39 10-Mar-05
Number	PRNUK-0903

Press Release

PRELIMINARY RESULTS FOR TWELVE MONTHS ENDED 31 DECEMBER 2004

* Pro forma Operating Profit of the existing business £58.2m (2003: £81.6m)

* Profit before tax £42.7m (2003: £74.2m)

* Earnings per share 16.84p (2003: 28.80p)

* Adjusted EPS 24.49p (2003: 29.50p)

* Pro forma operating Cash Flow £68.0m (2003: £92.8m)

* Total shareholder return of 60% in 2004

* Integration of October acquisitions well in hand

* Pipeline carried forward reduced, but small signs of improvement in market

* Remortgage conveyancing operation launched

* Final dividend 4.50p, total dividend for the year 9.00p (2003: adjusted final dividend 9.50p, full year 13.80p)

The Chairman, Christopher Sporborg said * 'I am pleased to present my first Chairman's Statement for Countrywide plc, since the demerger of the Life Business last May.

Turnover and profitability for the first half of the year were satisfactory and close to 2003 levels. However, since we issued our Interim Statement last August, volumes of residential housing transactions have reduced significantly compared to previous years.

Despite the pressure and impact of the most difficult trading conditions seen for many years, our employees have done much to enhance shareholder value in both the year under review and for the future. Shareholders will have gained a total return of 60% in 2004 from an investment in Countrywide Assured Group plc on 1 January 2004, and future returns are expected to benefit from the substantial acquisitions from Bradford & Bingley Group plc in October.

The outlook for 2005 remains uncertain. The pipeline of sales in the original business brought forward from last year was £15.9 million lower than the previous year, but sales, and activities in our other divisions have, during January and February, shown signs of increased activity such as we would normally expect at this time of the year. Accordingly, assuming an ongoing benign interest rate environment and no extraordinary external factors, we view the short term future with cautious optimism and the longer term, following the 2007 introduction of HIPs with considerable enthusiasm.'

For further information please contact:

Countrywide plc

Christopher Sporborg, Chairman	Mob: 07836 204449
Harry Hill, Group Managing Director	Tel: 01376 533 700
Conference Call Details	UK Investors +44 2071620181
	US Investors +01 3343236203

COUNTRYWIDE PLC

Chairman's Statement

Highlights

	12 Months 2004	12 Months 2003	Change
Pro forma Operating Profit of the existing business	£58.2m	£81.6m	-29%
Pro forma operating profits	£50.6m	£81.6m	-38%
Pro forma profit before tax	£40.8m	£76.5m	-47%
Pro forma earnings per share	16.30p	29.87p	-45%
Operating profits	£52.5m	£78.8m	-33%
Profit before tax	£42.7m	£74.2m	-42%
Earnings per share	16.84p	28.80p	-42%
Adjusted earnings per share	24.49p	29.50p	-17%
Interim dividend per share	4.50p	4.30p	5%
Final dividend per share	4.50p	9.50p	-53%
House sales exchanged	85,134	84,765	-
Life policies arranged	32,229	43,587	-26%
Mortgages arranged	48,769	52,763	-8%
Valuations and survey instructions	572,371	605,857	-6%
Conveyances completed	33,515	35,063	-4%

On 25 May 2004 Countrywide Assured Group completed the demerger of the Life Business, which obtained a separate listing on the London Stock Exchange as Chesnara plc. Shareholders received one Chesnara share for every four Countrywide Assured Group plc shares previously held. On the previous day, the Court had approved the restructuring and return of capital and consequently shareholders received two shares in the newly listed Countrywide plc for every four Countrywide Assured Group plc shares previously held. The process was completed on 12 June when shareholders received 25.13p per share in cash.

I am pleased to present my first Chairman's Statement for Countrywide plc, following the demerger of the Life Business. The full year results for 2004 shown on pages 12 to 19 reflected in this statement include the profits arising

in the Life Business in the first five months. In addition, the operating profit, profit before tax and earnings per share have been struck after taking account of the cost of the demerger and return of capital, the losses arising in the acquisitions and the discontinued business, totalling £14.7 million. However, in order to assist shareholders to assess the new group, we have prepared pro forma accounts for the continuing business, including historic comparisons based on the Accountants Report which was included in the Countrywide plc's Listing Particulars. These are shown on pages 20 to 25.

Turnover and profitability for the first half of the year was satisfactory and close to 2003 levels. However, since we issued our Interim Statement last August, volumes of residential housing transactions have reduced significantly compared to previous years. This followed a serious decline in confidence as a result of five successive increases in interest rates, coupled with negative press reporting of the Bank of England's future intentions. This severe slowdown in the market has reduced turnover in all our divisions. In addition, the advent of mortgage regulation in the autumn caused a further slowdown in mortgage lending, which in turn led to a decline in survey work for our Surveying and Valuation Division. There was no improvement in the market for our mortgage protection life insurance products and sales remained disappointing. These factors have given rise to a reduction in profitability in the second half of 2004, and weak pipelines being carried forward to 2005.

In October, we acquired 297 estate agency offices, the associated financial services business and Securemove Property Services Ltd, a firm of surveyors and valuers, from Bradford & Bingley Group plc. As far as possible, we have separated out the results of these acquisitions from the existing business to help understanding of the underlying performance of each.

The pro forma operating profit, excluding the exceptional costs of the demerger, the Life Business result and the results from the acquisitions, was £ 58.2million. This compares to £81.6 million in 2003. The adjusted earnings per share on this basis was 24.49p against 29.50p in 2003.

Late in 2004 we conducted a detailed review of our operation against the background of lower volumes of house sales since mid 2004. Following this review we have reluctantly decided to close 35 offices and a mortgage processing centre. In accordance with FRS12, we have accrued the £2.6 million cost of these closures.

As a result of the difficult trading environment in the second half of the year, the Board are recommending a final dividend of 4.50p (2003 9.50p)

Developments

Despite the pressure and impact of the most difficult trading conditions seen for many years, our employees have done much to enhance shareholder value both in the year under review and for the future. The combined value of the dividends, return of capital, the Chesnara shares distributed on demerger and the uplift in the company's share price gave a total return of 60% to all those shareholders on the register at the end of 2003 and remained with us throughout 2004. In addition, in the future, shareholders will, we believe, benefit from the progress made in the year on a number of initiatives.

Countrywide Property Lawyers commenced the delayed roll-out of its new computer system which, incorporating a high level of automation, is designed to reduce the unit cost of processing, increase capacity and improve customer service standards. By the end of the year, three of the five property law centres were connected to the new system, and as at February 2005, 20% of our active pipeline and approximately 50% of new instructions were being handled by the new system. We continue to implement enhancements to the system, designed to accelerate the ongoing gain in our productivity and thus capacity capability.

In December we successfully processed the first instructions through our new remortgage conveyancing centre in conjunction with our offshore Indian partners. Realisation of the full potential of this business depends on securing new contracts from lenders as these come up for renewal. We remain confident that in due course mortgage banks and building societies will be very attracted to the service, not only because of our highly competitive pricing, but also by the enhanced transaction speed and professionalism we offer.

Countrywide Surveyors has now completed the initial pilot of its new computer system and has implemented a number of enhancements. The system has been installed in four of our one hundred and forty offices and full rollout will commence after Easter. When completed in 2006, it will bring productivity improvements and cost savings.

In November, the Housing Act, under which Home Information Packs are likely to become compulsory in 2007, passed into law. Whilst full details are awaited from the government working parties, undoubtedly, the most successful providers will utilise electronic delivery, and the systems developments referred to above will greatly assist the marketability of our product in this respect. The proposals will have far-reaching effects on all our businesses, and work has commenced on how we can best capitalise on this opportunity to offer a comprehensive service to the market.

Our financial services team faced the considerable challenge of adapting our business to FSA regulation of, first, the placing and sale of mortgages, and second, the placing and sale of insurance products. I am pleased to say we were equal to the task, which was a major exercise for the whole industry, and we obtained the required FSA approval of our regulated entity Countrywide Principal Services, and achieved a smooth transition to the new regime.

The final development in the year which will serve to increase future returns, was the substantial acquisitions made in the final quarter of the year from Bradford & Bingley Group plc. Our estate agency and financial services and surveying teams, assisted by their new colleagues, have already made great strides in the integration of the acquired businesses. The timing of these acquisitions, coinciding as it did with the market downturn, means the acquired businesses made a negative contribution to group profits in 2004. However, we anticipate they will add to our profits in 2005, and make material contributions from 2006 onwards.

People

The unprecedented level of corporate activity and developments, together with tough trading conditions in the second half, meant 2004 was a very demanding year for many of our employees, in most cases accompanied by lesser rewards. Lower levels of activity have also meant we have had to reduce our headcount in some areas, which is never welcome. Despite this our employees remain positive, and I know we can rely on them all to continue their efforts on your behalf. I would like to thank them all for their commitment and effort, and also welcome all our new employees to the group. I very much hope that all will individually and collectively prosper and grow as part of the Countrywide group.

Outlook

The outlook for 2005 remains uncertain. Whilst we carried a strong pipeline of sales into 2004, the value of the pipeline of sales arranged brought forward from last year, excluding the newly acquired offices, was £15.9 million lower than the corresponding figure last year. We can therefore predict a lower value of exchanges in the first quarter, with a consequent effect on profitability and cash flow.

Despite remaining cautious about short term trading we are confident that a

recovery in the housing market will return the group to profitable growth.

January started slowly as the UK gradually returned to work after an extended Christmas/New Year holiday period. However, the second half of January saw a pick up in activity in our house agency offices which has continued into February despite many parts of the country suffering inclement weather. Whilst activity still falls below that seen at the same time last year, when trading was extremely brisk, the number of sales arranged per office in February was higher than at any time since July 2004 and as a consequence we have seen a reasonable improvement to our substantially depleted year-end pipelines.

Whilst there is an inevitable short delay before work feeds through to Countrywide Surveyors, they too have seen a normal seasonal uplift in activity through the month of February - and at 8,350, the referrals to Countrywide Property Lawyers is the third best ever month - and the highest level since March last year.

On newly arranged sales, although the market shows some regional variations, house prices appear to have roughly stabilised at about 7½% below the peak levels achieved in the late Spring last year. Barring extraordinary external factors, we do not envisage any further substantial adjustments occurring in the short-term.

After the hiatus in the mortgage market before Christmas, caused principally by substantially increased mortgage regulation, normality appears to be returning and we anticipate that there will be a similar remortgage market to that experienced in the last couple of years, giving work opportunities to both our surveying and conveyancing businesses.

The very poor, and extensively commented upon, housing market that existed during the second half of 2004 will, despite the cost saving measures that we have rigorously introduced, have a negative impact on our trading performance during, particularly the first quarter of, 2005. Prospects thereafter depend entirely on the strength of the housing market - and in that regard as we are currently experiencing a 'normal' seasonal pick up in activity, albeit below the high levels seen in 2004, we are now cautiously optimistic, particularly if the interest rate environment remains benign.

Christopher Sporborg

9 March 2005

COUNTRYWIDE PLC

OPERATING REVIEW

Performance in the period

The pro forma operating profits for the second half of 2004 were significantly lower than the first six months. There were a number of one-off factors: losses arising in the new acquisitions, £7.6 million; the start-up costs of our remortgage conveyancing business, £1.1 million and a provision for branch and office closure costs of £2.6 million. However, the main reason for the reduction was the severe downturn in the residential housing market which gave rise to lower turnover in the Estate Agency, Financial Services and Surveying and Valuation Divisions.

Estate Agency Division

		12 Months	12 Months	
Estate agency		2004	2003	Change
Existing operations	Turnover	£231.5m	£224.7m	3%

	Operating profit	£31.3m	£32.3m	-3%
	House exchanges	75,406	81,633	-8%
	Average commission	1.71%	1.76%	
	Average house price	£172,264	£149,755	15%
Acquisitions	Turnover	£16.5m	-	
	Operating loss	£(6.8)m	-	
	House exchanges	5,244	-	
	Average commission	1.40%	-	
	Average house price	£186,064	-	
Lettings				
Existing operations	Turnover	£27.8m	£26.0m	7%
	Operating profit	£4.1m	£3.8m	(note) 8%
Acquisitions	Turnover	£2.9m	-	
	Operating loss	£(0.1)m	-	
H2O Homes Overseas Countrywide	Turnover	£2.6m	£1.7m	53%
	Operating loss	£(2.7)m	£(2.7)m	-
Franchising	Turnover	£1.5m	£1.2m	25%
	Operating profit	£0.4m	£0.2m	100%
	House exchanges	4,484	3,132	43%
Total division	Turnover	£282.8m	£253.6m	12%
	Operating profit	£26.2m	£33.6m	-22%
Headcount	Average FTE	6,072	5,408	12%
Branches at year end	Group	1,117	804	39%
	Franchised	107	76	41%

(Note: The comparative operating profit for the lettings business has been restated to reflect £894,000 of other income that was incorrectly attributed to the Conveyancing Division in 2003.)

Thanks to a strong pipeline of sales arranged at the end of June, the full impact of the housing market slowdown was not felt by the Estate Agency division until the final quarter. Nevertheless, in contrast to the previous year, operating profit in the second half was significantly less than the first half, as exchanges reduced to 34,763, from 40,643 in the first half of 2004, and from 44,361 in the second half of 2003. In addition the volume of sales

arranged in the pipeline carried into 2005 was much depleted, down 33% over the same figure the previous year. As reported in the Interim Statement, new sales arranged began to decline in July, and this trend continued unabated in the second half. For the full year the reduction in new sales arranged over 2003 was 16.4% whilst taking the second half in isolation, the reduction on an unusually strong comparator was 40%.

House prices on exchanges remained relatively robust, recording only a slight fall towards the end of the year. However, by the end of the year, prices of new instructions were coming under pressure, although the average for the second half was only 2.7% lower than the first half, and was still nearly 9% up on the same period last year.

Commission rates for instructions in the first half of the year, which became completed sales in the second half, continued to be subject to intense competitive pressure, and consequently commission rates on exchanges reduced year on year. However, in the face of the decline in market volumes, we have made every effort to reverse this trend, and this is evidenced by the better rates being achieved on new instructions.

In the light of the reduction in market activity, we have taken action to reduce costs where possible. Since July 2004, headcount has been reduced by 335 to 5,222, mainly through natural wastage. Following the acquisition of the Bradford & Bingley Group estate agency business, we have decided that the senior management costs of this division, previously included in Central Costs, should properly be allocated to this division. This gave rise to a reallocation of costs from Central costs of £2.1 million, the comparative figure in 2003 was £2.3 million. Ignoring this reallocation, total costs reduced by £3.2 million in the second half over the first 6 months, whilst the costs in the final quarter were 10% below those incurred in the third quarter. As a result of the downturn we have carefully reviewed our network. Reluctantly we have decided to close 35 offices including 17 of the acquired offices. Closure costs totalling £2.2 million have been provided in 2004. We will maintain a vigilant approach to all aspects of expenditure until there are definite signs of market volumes returning to more normal levels.

Whilst the rental market in London and other major cities showed signs of saturation, elsewhere in the provinces the market remained strong. Thus, whilst the contribution from our London lettings operations fell, Countrywide Residential Lettings, which has branches throughout the country, improved its contribution by 16.5%. This was the result of an increase in the properties under management and let of over 8%, and growth in average rents of just under 2%. With the additional outlets that we have obtained through the Bradford & Bingley estate agency acquisition, the business now has 120 branches and will make a steadily growing and meaningful contribution to group profits.

Our franchising business had another good year, signing up a further 69 new franchises, and overseeing the opening of 31 new offices. This brought the total franchised outlets, trading mainly under the Bairstow Eves brand, to 107 at the year-end. However, in common with our owned offices, business became tougher as the year wore on, and financial services sales in particular were difficult.

Our Spanish operation reduced its loss in the second half, aided by higher turnover. However, as the UK market has turned down, so demand for Spanish property has dropped, particularly in the Costa del Sol, and so we have had to considerably downscale our operation in Malaga to reflect the changed market conditions but, however, have taken the opportunity to increase the number of destinations providing lower entry priced properties for customers.

In August we purchased 14 offices trading in West Kent and Sussex as Freeman Forman. This is a highly respected brand with an excellent reputation, and we are pleased to have made this acquisition. The management and employees have integrated well into the Countrywide structure.

The estate agency businesses acquired from Bradford & Bingley Group plc in October made a loss of £6.8 million in the quarter. Of this, approximately £2.4 million related to the costs of separation and integration and office closures. It is difficult to make a valid comparison of this performance with our own network. However, on a per office basis we estimate that sales arranged and exchanges by the acquired offices in the final quarter were slightly lower than our existing offices, leaving room for improvement. Costs measured in the same way were some 18% higher, and we would anticipate being able to reduce these in the future

Financial Services Division

		12 Months 2004	12 Months 2003	Change
Existing operations	Turnover	£62.1m	£72.9m	-15%
	Operating profit	£8.5m	£21.9m	-61%
	Life protection policies	30,992	43,587	-29%
	Total mortgages arranged	47,112	52,763	-11%
	Value	£4.6bn	£4.7bn	-2%
	Panel mortgages arranged	45,482	50,773	-10%
	Value	£4.4bn	£4.6bn	-4%
	General insurance polices	42,260	49,664	-15%
	Conversion rate			
	Mortgages	62.5%	62.2%	
	Life polices	41.1%	51.4%	
Acquisitions	Turnover	£1.9m	-	
	Operating loss	£(0.1)m	-	
	Mortgages arranged	1,657	-	
	Life protection policies	1,237	-	
	Conversion rate			
	Mortgages	31.5%	-	
	Life polices	23.5%	-	
Total division	Turnover	£64.0m	£72.9m	-12%
	Operating profit	£8.4m	£21.9m	-62%

Headcount	Average FTE	1,377	1,288	7%

Falling volumes of house sales, increasing affordability issues for protection products, and the demands of the preparation for mortgage regulation all contributed to reduced turnover and lower life commission rates. Although conversion rates held up well in the second half, for the year as a whole they were below those achieved in 2003. The reduction in income led to lower earnings for our consultants, and this, together with an active recruitment market for financial services personnel, ahead of regulation of the sale of mortgages by the FSA, resulted in an increase in staff turnover to a disappointing level. This, in turn, reduced productivity and also resulted in higher costs. In addition, we experienced worse than expected persistency of life assurance products necessitating a strengthening of our provisions by £3.3 million.

In response to the slowdown in the market in the Autumn, we allowed staff numbers to reduce through natural wastage, although the full benefit of this was not felt in the second half results. Mortgage regulation gave rise to some additional costs: training, printing and stationery, computer costs and compliance. Despite these additional expenses, underlying costs in the division reduced by 2.8% in the second half. Furthermore, in December, we reduced our mortgage processing capacity by closing the processing centre in Basingstoke, but incurred closure costs of £395,000 to save future annual running costs of around £800,000.

Although these results are disappointing, our estate agency based financial consultants nevertheless managed to place over £4.3 billion of market leading mortgages with our panel of blue chip lenders to the benefit of our clients. Access to rapid decision making for competitively priced mortgage products will be of major benefit to our home buying clients when Home Information Packs are introduced. In this environment, offer and closure speed will become even more critical to a successful purchase. In this respect, our web-based electronic links with lenders will be of considerable assistance in obtaining rapid underwriting decisions and mortgage approvals in principle for our clients.

Surveying and Valuation Division

	12 Months	12 Months	
	2004	2003	Change
Existing operations - Turnover	£99.3m	£108.0m	-8%
- Operating profit	£27.2m	£31.9m	-15%
Valuations and survey instructions completed	572,371	605,857	-6%
Acquisitions - Turnover	£7.5m	-	
- Operating loss	£(0.5)m	-	
Total division - Turnover	£106.8m	£108.0m	-1%
- Operating profit	£26.7m	£31.9m	-16%
Headcount (average FTE)	1,428	1,233	16%

Countrywide Surveyors

The fall in housing transactions which affected the estate agency business in the second half of the year was also detrimental to Countrywide Surveyors, which suffered a severe downturn in the number of mortgage valuations and surveys conducted. This effect was exacerbated by a reduction in instructions

due to the near withdrawal of many lenders from the mortgage and remortgage markets immediately prior to and subsequent to mortgage regulation in October. Total instructions for all mortgage surveys and valuations in the second six months were over 17% lower than in the first half. The proportion of remortgage surveys carried out in the second half increased to 52%, from 45% in the first six months, although the absolute number of remortgage surveys carried out was less. Whilst, to an extent, we were able to alleviate the effect of the reduced level of instructions by cutting back the amount of work passed to third party surveyors, turnover for the year was 8% lower than in 2003. For the year as a whole, remortgage surveys constituted 48% of total instructions compared to 47% in 2003.

A reduction in turnover inevitably gives rise to some degradation in margins, but its effect was mitigated by close control of costs, and the resultant operating profit can, under the circumstances, be considered satisfactory.

In July, we acquired Harvey Donaldson Gibson, a leading survey and valuation practice in Scotland. We have merged our Scottish offices with the new acquisition, and are continuing to trade under the Harvey Donaldson Gibson name. We have subsequently opened two new offices, and aim to continue to expand our representation in Scotland.

Securemove Property Services

Securemove Property Services, acquired from Bradford & Bingley Group plc in October, has suffered a similar market downturn in its residential surveying market. The business is of a smaller scale than Countrywide Surveyors, and consequently margins suffered disproportionately and, despite a small contribution from its commercial survey division, it made a small loss in the three months. For the full year the business made a profit of £1.9 million.

Whilst it is our intention for this business to continue to be managed as an autonomous unit within the Surveying and Valuation division, good progress has been made in merging several back office functions with Countrywide Surveyors. This move, together with the lower operating costs that will arise under our ownership should yield cost savings of £1.5 million per annum.

Securemove has seen continued success in licencing its unique Securemove survey product throughout the year. The commercial division has grown following the successful integration of the broad based practice of Douglas Duff, which was acquired in 2003.

Conveyancing Division

	12 Months 2004	12 Months 2003	Change
Turnover	£20.9m	£20.2m	3%
Operating loss	£3.0m	£2.4m (note)	25%
Completions	33,515	35,063	-4%
Headcount (average FTE)	544	502	8%

(Note: The comparative operating loss has been restated to reflect £894,000 of other income that was incorrectly attributed in 2003.)

Countrywide Property Lawyers

The 2004 results for Countrywide Property Lawyers, our residential conveyancing business, were less affected by the downturn in the housing market than the results of our other businesses. There are a number of reasons for this. For

most of the year, our property law centres were operating close to capacity, and we continued to panel instructions to third party lawyers. Although, the referral rate of our estate agency customers to our residential conveyancing business has increased, these reduced in number as the housing market slowed. However, when the market slows, the lead time before transactions complete lengthens and therefore the effect on the shortfall of instructions will not be felt until 2005, where the pipeline of business brought forward from 2004 was 28% lower than the previous year. Rising house prices also helped moderate the dampening effect of reduced volumes, and the average fee increased by 7% over last year.

Good progress was made in finalising, testing and implementing the software for the new conveyancing system, and an increasing proportion of new instructions and completions were processed using the new technology. However, the additional full year costs associated with the new processes and system, of approximately £2.2 million, led to a small increase in the operating loss compared to 2004.

Our systems objective is to handle all new instructions on this technology by the middle of 2005 and we are on target to achieve this goal. Thereafter the objective will be to increase productivity and grow capacity in the second half of they year, which will be reflected by higher completions in 2006.

Remortgage Conveyancing Matters

Earlier in the year, after experiencing lengthy and frustrating delays in the delivery of the computer software commissioned for this venture, we reluctantly decided to seek an alternative supplier. It is very satisfying to report that we have now installed replacement software and systems and thus were able to process our first cases in December, completing our first case before the year end. We are very pleased with this outcome, which clearly demonstrates that it is possible to provide a high quality service to lenders whilst capturing the cost benefits of outsourcing non-critical parts of the process to our partners in India. We look forward to the expansion of this operation and the capture of meaningful market share. In 2004, we had a number of group employees dedicated to this development and their costs, together with associated revenue expenses and development costs incurred by the centre in India, in all totalling £1.1 million, have been borne by Central Costs in 2004. From 2005, the results of this business will be reported in the Conveyancing Division.

Joint Ventures and Associates

	12 Months 2004	12 Months 2003	Change
Joint Venture			
Turnover	£2.7m	£1.4m	93%
Profit before tax	£0.6m	£0.2m	200%
Associated companies			
Turnover	£9.2m	£6.4m	44%
Profit/(loss) before tax	£1.4m	£(2.7)m	
of which net goodwill written back/ (amortised)	£1.6m	£(2.4)m	
rightmove.co.uk (30% owned)			

rightmove had an excellent year, and is profitable and cash generative. It continues to grow its customer base, and at the end of February 2005, it had more than 6,900 resale estate agency branches, 1,200 lettings offices and 1,000 new homes developments advertising on the site. The number of properties displayed stands at 562,000 up 88% on last year. Site traffic continues to grow, visits in December 2004 were 132% higher than the previous December. The rightmove property index is now acknowledged as a leading indicator as to the state of the UK housing market.

The new overseas' homes site, launched in 2004, had signed up 71 branches by the year-end and is likely to grow substantially in the future. Several exciting new developments are in hand, including products designed to address the Home Information Pack market.

T M G Holdings (47% owned)

T M G Holdings has much improved its financial position. Its core product, electronic search information for conveyancers, has become increasingly in demand as have its related property search products, in particular its new personal search products. As a result, Countrywide's share of trading losses, excluding goodwill write off, has reduced. Following the passing of the Housing Act this business should experience an increase in sales volumes when Home Information Packs are introduced, since the Government's stated objective is to increase the number of local authorities providing search information electronically. Consequently, having conducted an impairment review, the directors consider it is appropriate to write back the one off impairment of £ 1.9 million of goodwill made in 2003.

Property development and central costs

On 16 July 2004 we disposed of our interest in the investment property at 100 Cannon Street for £22.5 million in cash to Standard Life Investments Limited. Whilst our intention was to retain 100 Cannon Street until fully let and then seek a sale of the property, the approach from Standard Life Investments Limited represented an attractive opportunity to reduce our debt earlier than would otherwise be the case. However, the early sale of the property, whilst only part let, has resulted in a loss of £1.9 million, in addition to the income and costs related to the development prior to sale.

Central costs in 2004 included a number of one-off expenses. As mentioned earlier, the costs of developing our remortgage conveyancing business, totalling £1.1 million, have been included in this category. As a result of the demerger, all employee share options became exercisable. Some of those options exercised incurred accelerated national insurance costs, whilst the exercise of nil priced options necessitated a write off of the costs of those options which were linked to the company's share price. At the end of the year we settled our dispute with the supplier of our remortgage conveyancing computer system. However, the negotiated settlement resulted in an under recovery of the full costs, thus giving a charge to profits. This charge was, however, fully provided at the half-year. As mentioned earlier, Central Costs have reduced by the reallocation of costs relating to the estate agency division senior management.

The underlying central costs for the year were £7.1 million, increasing by £1.7 million over 2003. This increase is largely attributable to a £1.6 million amortisation of the defined pension scheme deficit. This is a one off charge to the profit & loss account which will not recur following the adoption of IFRS from January 2005.

International Financial Reporting Standards

All European Union companies listed on a regulated market are required to adopt International Financial Reporting Standards (IFRS) for their consolidated financial statements from 2005, which will include comparative information for

2004 subject to certain exemptions. The group is on schedule to implement IFRS for reporting its consolidated results from 2005 onwards.

The impact of the accounting standards has been evaluated in respect of the reported results and the data collection requirements. Fortunately, the group's business is fairly straightforward and consequently, it has not been necessary to change the way in which we record our financial data.

The key areas of expected impact for Countrywide plc's group relate to:

- Accounting for pension schemes under IAS 19: Employee Benefits. Under IAS 19 the net position of the group's defined benefit pension scheme will be included on the balance sheet.

- Fair valuing share option schemes in accordance with IFRS2: Share Based Payments. Under this standard, those share options which were exchanged as a result of the demerger and have not vested at 1 January 2005 will be valued using a option pricing model. A charge will be made to the profit and loss account for those options in place during the period.

- The cessation of goodwill amortisation as required by IFRS3: Business Combinations. This standard prohibits the amortisation of goodwill, instead, annual impairment reviews are conducted.

- IAS 36: Impairment of Assets prohibits the write back of previously impaired goodwill.

- The valuation of intangible assets on acquisition as required by IAS 38: Intangible Assets. When estate agency businesses are acquired there is a pipeline of business which transfers to the new owners. Under this standard, this pipeline is required to be recognised as an Intangible Asset. Unlike most Intangible Assets, the pipeline unwinds over a short period, normally three months and therefore will be written off in the year of acquisition.

Below is an unaudited reconciliation of the key adjustments to the 2004 results that are expected to arise as a result of implementing IFRS. However, as the group's convergence project is not yet complete and, in particular is not audited, it remains likely that these numbers will be refined.

	£m	£m
Profit before tax		42.7
Add back items charged under UK GAAP:		
Amortisation of goodwill	1.5	
SSAP 24 charge for amortisation of pension deficit	1.6	
Write back of goodwill impairment reversal	(1.9)	1.2

New charges under IFRS		
Share based payment charge	(0.6)	
Pensions charge	(0.7)	
Acquisition pipeline written off	(13.0)	

	(14.3)	
Estimated profit before tax under IFRS	29.6	

Group Profit and Loss Account

For the year ended 31 December	Notes	2004	2003
		£000	£000
Turnover			
Continuing operations		445,776	454,979
- Acquisitions		28,748	-
Total continuing operations		474,524	454,979
Discontinued business		59,350	146,584
		533,874	601,563
Share of joint venture turnover		2,681	1,433
		536,555	602,996
Group operating profit			
Continuing operations		57,690	80,390
- Acquisitions		(7,604)	-
Total continuing operations		50,086	80,390
Discontinued business		2,377	(1,603)
		52,463	78,787
Share of operating profit/(loss) in - joint ventures		600	160
- associates		1,357	(2,735)

		1,957	(2,575)
Total operating profit; group and share of joint venture and associates		54,420	76,212
Loss on disposal/amounts written off investment property		(1,909)	(2,750)
Costs of group restructuring		(9,424)	-
Net interest (payable)/ receivable and other similar charges		(436)	760
Profit on ordinary activities before tax		42,651	74,222
Tax on profit on ordinary activities	6	(14,543)	(25,166)
Profit for the financial year		28,108	49,056
Dividends		(15,636)	(22,478)
Retained profit for the year		12,472	26,578
Earnings per share	4	16.84p	28.80p
Adjusted earnings per share	4	24.49p	29.50p
Diluted earnings per share	4	16.75p	28.68p
Dividend per share	5	9.00p	13.80p

The comparative figures for earnings per share and dividend have been restated to reflect the share consolidation in May 2004.Group Balance Sheet

at 31 December			Restated	Restated
	2004	2004	2003	2003
Fixed assets	£000	£000	£000	£000
Intangible assets: Goodwill		34,848		16,745
Tangible fixed assets		40,728		36,652
Other investments		1,217		60,508
Investments in joint ventures				
Goodwill	359		-	

Share of gross assets	2,126		1,328	
Share of gross liabilities	(529)		(165)	
		1,956		1,163
Investments in associates				
Goodwill	3,481		1,834	
Share of net assets	622		914	
		4,103		2,748
Total investments		7,276		64,419
Total fixed assets		82,852		117,816
Policyholders assets to cover linked liabilities		-		472,413
Policyholder other investments		-		234,133
Policyholder net current assets		-		11,603
Deferred acquisition costs		-		16,134
Current assets				
Deferred tax asset	1,291		-	
Debtors	77,842		63,977	
Cash at bank	21,398		65,036	
	100,531		129,013	
Current liabilities				
Creditors: amounts falling due within one year	(87,549)		(113,431)	
Net current assets		12,982		15,582
Total assets less current liabilities		95,834		867,681
Creditors: amounts falling due after more than one year	(93,896)		(7,270)	

	2004	2004	2003	2003
Policyholder technical provisions for linked liabilities	-		(471,626)	
Policyholder long-term business provision	-		(234,188)	
Provisions for liabilities and charges	(14,226)		(14,439)	
		(108,122)		(727,523)
Net (liabilities)/assets		(12,288)		140,158
Capital and reserves				
Called up share capital		8,515		16,455
Share premium account		1,711		26,493
Capital redemption reserve		50		3,256
Merger reserve		(433,829)		-
Other reserves		1,109		670
Profit and loss account		410,156		93,284
Equity shareholders' (deficit)/ funds		(12,288)		140,158

Group Statement of Total Recognised Gains and Losses

for the year ended 31 December	2004	2003
	£000	£000
Profit for the financial year	28,108	49,056
Gain on foreign exchange	217	-
Total recognised gains and losses for the financial year	28,325	49,056

Group Cash Flow Statement

for the year ended 31 December

	2004	2004	2003	2003

		£000	£000	£000	£000
Cash inflow from operating activities	7		74,015		85,226
Returns of investment and servicing of finance					
Interest received		2,180		807	
Interest paid		(2,479)		(181)	
Net cash (outflow)/inflow from returns of investments and servicing of finance			(299)		626
Taxation			(22,020)		(24,828)
Capital expenditure and financial investment					
Purchase of tangible fixed assets		(14,585)		(13,783)	
Proceeds from sale of fixed assets & property investment		22,730		1,339	
Purchase of non-Life investments		(11)		(4,024)	
Net cash inflow/(outflow) for capital expenditure and financial investment			8,134		(16,468)
Acquisitions			(48,479)		(563)
Transferred out on demerger			(1,043)		-
Group restructuring			(10,550)		-
Equity dividends paid			(23,528)		(20,259)
Cash (outflow)/ inflow before financing and net portfolio investment			(23,770)		23,734
Financing					
Issue of shares		12,749		2,027	
Proceeds from sale of own shares		1,742		-	
Return of capital		(85,004)		-	
Advance of term loans		75,000		1,100	
Repayment of term loans		(15,600)		-	
Cash transferred into Insurance cell		-		(1,200)	

Net cash (outflow)/inflow from financing	(11,113)	1,927
Net portfolio - Life Business shareholder investments	(8,337)	5,151
(Decrease)/increase in cash in the year	(43,220)	30,812

Notes

1. The financial information set out above does not constitute the group's consolidated statutory financial statements for the years ended 31 December 2004 or 2003 but is derived from those financial statements. Statutory accounts for the year ended 31 December 2003 have been delivered to the Registrar of Companies, and those for the year ended 31 December 2004 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

A copy of the 2004 Annual Report and Accounts will be sent to all shareholders on by 30 March 2005 and will be available from the registered office of the company at Countrywide House, Perry Way, Witham, Essex CM8 3SX.

2. Basis of preparation

The consolidated preliminary results of the group have been in accordance with the group's accounting policies as set out in the financial statements of Countrywide plc.

The consolidated financial statements include the financial statements of the company and its subsidiary undertakings made up to 31 December 2004 (unless otherwise stated). The acquisition method of accounting had been adopted, unless otherwise stated. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

Merger accounting has been adopted to reflect the Scheme of Arrangement under which the company issued shares to former shareholders of Countrywide Assured Group plc and became the only shareholders in that company. Under this method Countrywide plc is treated as if it had always been the holding company for the group. The demerger of the Life Business of Countrywide Assured Group plc has been treated as a transaction with shareholders and is reflected as a movement in the reserves of the Company and group.

3. Prior year adjustment

In accordance with the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 and UITF Abstract 38 'Accounting for ESOP Trusts', the group's investment in its own shares via its Employee Share Ownership Plan Trust has been reclassified to shareholders' funds. This change of accounting policy has been reflected as a prior year adjustment (PYA). There is no impact on the profit and loss account (2003:nil). The impact on shareholders' funds is a reduction of £839,000 (2003: £2,581,000).

4. Earnings per share

The earnings per share based upon the profit for the year after tax of £ 28,108,000 (2003: £49,056,000) is calculated using the weighted average number of 166,911,198 ordinary shares of 5p each in issue during the year (2003: 170,302,514 restated). Shares held by the Employee Benefit Trust are excluded from the calculation. The comparative figures have been restated to reflect the share consolidation.

Diluted earnings per share

The diluted weighted average number of shares was 167,823,042 (2003: 171,015,370 restated), the difference, compared to the basic earnings per share calculation representing the equivalent number of shares that would be issued for no consideration if all outstanding dilutive share options were exercised.

Adjusted earnings per share

The adjusted earnings per share has been presented to show the underlying earnings of the group excluding the Life Business that was demerged, the costs of the demerger process, and the losses arising from acquisitions.

	2004	2003
	£000	£000
Basic earnings	28,108	49,056
Life Business (profit)/loss after tax	(1,422)	1,181
Costs of group restructuring after tax	8,864	-
Losses after group relief arising from acquisitions	5,323	-
Adjusted earnings	40,873	50,237

5. Dividend

The final dividend of 4.50p per share will be paid on 9 May 2005 to shareholders registered at the close of business on 18 March 2005 the dividend record date. The ex-dividend date is 16 March 2005. An interim dividend of 4.50p was paid on 1 October 2004.

6. Taxation on profit on ordinary activities

	Technical Account		Non-technic
	2004	2003	2004
Corporation tax at 30% (2003: 30%)	£000	£000	£000
- Current tax for the year	2,392	36	12,452
- Adjustment in respect of prior years current tax	(91)	125	(207)
- Share of prior year associated	-	-	224

company consortium relief

- Deferred tax charge relating to prior years	-	4,200	-
- Deferred tax (released)/charged in the year	(1,404)	(5,143)	1,177
	897	(782)	13,646
			897
			14,543

Reconciliation of actual tax charge to UK corporate tax rate

	Technical Account		Non-technical Account	
	2004	2003	2004	2003
	£000	£000	£000	£000
Profit on ordinary activities before tax	2,967	(11,784)	39,684	86,006
Tax at UK rate of 30% (2003:30%) on profit on ordinary activities	890	(3,535)	11,905	25,802
Effects of:				
Tax relief on share options exercised	-	-	(2,279)	(457)
Share of tax losses from associated companies and joint ventures not surrendered by consortium relief	-	-	(94)	48
Capital allowances in excess of depreciation	-	-	(264)	(196)
Permanent depreciation and amortisation of goodwill	-	-	62	1,291
Group restructuring costs disallowed for tax	-	-	2,268	-
Loss on disposal/write down of investment property	-	-	565	825
Other permanent differences	-	-	(376)	861
Utilisation of unprovided capital losses		-	(487)	(618)
UK tax bases of insurance profits	1,502	3,571	-	-

Adjustment in respect of losses arising from Friends Provident reinsurance treaty	-	-	336	(2,927)
Overseas trading losses not relieved	-	-	816	868
Reported current tax charge	2,392	36	12,452	25,497

7. Reconciliation of operating profit to net cash flow from operating activities

	Continuing operations	Discontinued business	2004
	£000	£000	£000
Group operating profit	50,086	2,377	52,463
Depreciation and amortisation	11,031	174	11,205
Result on long-term technical account	-	(2,967)	(2,967)
Profit on sale of tangible fixed assets	(422)	(5)	(427)
Unrealised loss on investments	-	288	288
Increase in debtors	11,895	6,631	19,086
Decrease in creditors	(8,648)	(148)	(8,796)
Increase/(decrease) in provisions	3,534	(371)	3,163
Net cash inflow from operating activities	68,036	5,979	74,015

7. Reconciliation of operating profit to net cash flow from operating activities (continued)

	Continuing operations	Discontinued business	2003
	£000	£000	£000
Group operating profit / (loss)	80,390	(1,603)	78,787
Depreciation and amortisation	9,913	557	10,470
Result on long-term technical account	-	11,784	11,784
Transfer to the long term technical account	-	(3,500)	(3,500)
Loss/(profit) on disposal of investments	8	(30)	(22)
Profit on sale of tangible fixed assets	(650)	(25)	(675)

(Increase)/decrease in debtors	(7,043)	2,217	(4,826)
Decrease/(increase) in creditors	8,175	(17,652)	(9,477)
Increase in provisions	1,959	726	2,685
	----------	----------	----------
Net cash inflow/(outflow) from operating activities	92,752	(7,526)	85,226
	======	======	======

Pro Forma Group Profit and Loss Account (unaudited)

For the year ended 31 December	Note	Continuing operations	Acquisitions	2004	2003
		£000	£000	£000	£000
Turnover					
Estate agency		263,371	19,398	282,769	253,585
Financial services		62,432	1,890	64,322	72,911
Surveying & valuation		99,276	7,460	106,736	108,040
Conveyancing		20,914	-	20,914	20,167
Central costs		139	-	139	276
		----------	----------	----------	----------
		446,132	28,748	474,880	454,979
		======	======	======	======
Group operating profit					
Estate agency		33,145	(6,933)	26,212	34,474
Financial services		8,860	(145)	8,715	23,059
Surveying & valuation		27,198	(526)	26,672	31,866
Conveyancing		(3,012)	-	(3,012)	(2,378)
Central costs		(7,985)	-	(7,985)	(5,466)
		----------	----------	----------	----------
		58,206	(7,604)	50,602	81,555
Share of operating profit/(loss) in - joint ventures				600	160
- associates				1,357	(2,735)
				----------	----------
				1,957	(2,575)

Loss on disposal/ amount written off investment property	(1,909)	(2,750)
Cost of group restructuring	(9,424)	-
Net interest (payable)/receivable	(436)	233
Profit on ordinary activities before tax	40,790	76,463
Tax on profit on ordinary activities 10	(13,588)	(25,588)
Profit for the financial year	27,202	50,875
Earnings per share	16.30p	29.87p
Diluted earnings per share	16.21p	29.75p
Dividend per share	9.00p	13.80p

Pro Forma Group Profit and Loss Account (unaudited)

at 31 December

		2004	2003
Fixed assets	Note	£000	£000
Intangible assets: Goodwill		34,848	16,745
Tangible fixed assets		40,728	35,748
Other investments		1,217	25,083
Investments in joint ventures		1,956	1 163
Investments in associates		4,103	2,748
Total fixed assets		82,852	81,487
Net current liabilities excluding cash/ overdrafts		(6,119)	(48,406)
Cash at bank net of overdrafts		19,101	58,541
Term loans		(75,000)	(15,600)
Long term creditors		(18,896)	(20,814)
Provisions for liabilities and charges		(14,226)	(8,639)

	Note		
Net (liabilities)/ assets		(12,288)	46,569
		======	======
Shareholders' (deficit)/funds	11	(12,288)	46,569
		======	======

Pro Forma Group Cash Flow Statement (unaudited)

for the year ended 31 December

	Note	2004 £000	2004 £000	2003 £000	2003 £000
Cash inflow from operating activities	9		67,992		92,795
Returns of investment and servicing of finance					
Interest received			2,180		124
Interest paid			(2,479)		-
			----------		-------
			67,693		92,919
Taxation			(21,750)		(24,929
Capital expenditure and financial investment					
Purchase of tangible fixed assets		(14,486)		(12,146)	
Proceeds from sale of fixed assets & property investment		22,784		-	
Purchase of investments		(11)		(4,024)	
		----------		----------	
Net cash inflow/(outflow) for capital expenditure and financial investment			8,287		(16,170
Acquisitions			(48,479)		(563)
Group restructuring			(10,550)		-
Equity dividends paid			(23,528)		(20,259
			----------		-------
Cash (outflow)/inflow before use of liquid resources, financing and net portfolio investment			(28,327)		30,998
Financing					
Issue of shares		12,749		2,027	

Proceeds from sale of own shares	1,742		-	
Return of capital	(85,004)		-	
Advance of term loans	75,000		1,100	
Repayment of term loans	(15,600)		-	
Cash transferred into Insurance cell	-		(1,200)	
	----------		----------	
Net cash (outflow)/inflow from financing		(11,113)		1,927
		----------		-------
(Decrease)/increase in cash in the year		(39,440)		32,925
		======	=	=====

Notes to the pro forma financial statements

8. Basis of preparation

The pro forma financial statements have been presented as if the Countrywide plc group had been in existence throughout 2003 and 2004, although the costs incurred for the group restructuring are included in the pro forma figures.

The pro forma financial statements are a consolidation of the financial information of the Company and its subsidiary undertakings made up to the accounting reference date except for Countrywide Assured Life Holdings Limited and its subsidiaries which were demerged to a new holding company, Chesnara (the 'Life Business') under the Court Approved Scheme of Arrangement.

The investment held in the Life Business and all Life Business related balances, save those inter-company amounts owed between Countrywide plc and the Life Business falling to be settled on demerger, have not been included in the financial information for the comparative periods. As the investment of £40 million in the Life Business has not been included in the financial information, a corresponding adjustment has been reflected in other reserves to remove the £40 million from shareholders' funds brought forward. Any management charges or dividends received by Countrywide plc from Chesnara have been taken to reserves. This basis of presentation is consistent with that adopted by the Company in presenting the financial information included in its circular to shareholders dated 18 March 2004.

In other respects the pro forma financial statements have been prepared in accordance with the group's accounting policies as set out in the financial statements for the year ended 31 December 2004.

9. Reconciliation of pro forma group operating profit to net cash flow from pro forma operating activities

	2004	2003
	£000	£000
Pro forma operating profit	50,602	81,555
Depreciation and amortisation	11,031	9,913

Profit on sale of tangible fixed assets	(422)	(650)
Increase in working capital	3,247	18
Increase in provisions	3,534	1,959
	----------	----------
Net cash inflow from operating activities	67,992	92,795
	=====	=====

10. Pro forma taxation

	2004	2003
	£000	£000
Corporation tax charge for the year	12,395	25,110
Corporation tax prior years	(208)	100
Associated company tax charge for the year	224	-
Deferred tax	1,177	378
	----------	----------
Pro forma taxation charge	13,588	25,588
	=====	=====

Reconciliation of current tax charge for the year to 31 December 2004	£000
Pro forma profit before tax	40,790

Tax at UK rate 30%	12,237
Add back:	
Permanent depreciation and amortisation of goodwill	62
Overseas losses	816
Utilisation of unprovided capital losses	(487)
Loss on disposal of Cannon Street	565
Depreciation in excess of capital allowances	(264)
Group restructuring costs disallowed for tax	2,268
Tax relief on share options exercised	(2,279)
Other permanent differences	(429)
Profits from joint ventures and associates not surrendered by consortium relief	(94)

Pro forma corporation tax charge for the year	12,395
	=====

11. Reconciliation of pro forma shareholder funds

	£000
Pro forma shareholder funds at 1 January 2004 per Circular dated 18 March 2004	49,150
PYA - reanalysis of interest in own shares	(2,581)

Pro forma shareholder funds at 1 January 2004 restated	46,569
Return of capital	(85,004)
Proceeds from the exercise of share options	12,749
Pro forma profit for the year	27,202
Dividends	(15,636)
Gain on foreign exchange	217
Cost of share issue	(100)
Movement of interest in own shares	1,742
Goodwill adjustment in disposal of business	(27)

Pro forma shareholder deficit at 31 December 2004	(12,288)
	=====

12. Reconciliation of pro forma results to the statutory financial statements

	2004	2003
Turnover		
Pro forma turnover	474,599	454,979
Adjustment in respect of the amortisation of Friends Provident receipt	(357)	-
Turnover from the Life Business demerged	59,350	146,584
	--------	------------
Group turnover before joint ventures	533,592	601,563
	=====	======
Profit before taxation		
Pro forma profit before taxation	40,790	76,463

Adjustment in respect of the amortisation of Friends Provident receipt	(357)	(1,165)
Profits/(losses) arising in the Life Business demerged	2,377	(1,603)
Inter-company charges from parent to Life Business eliminated on consolidation	(159)	527
	--------	------------
	42,651	74,222
	--------	------------
Net (liabilities)/assets		
Pro forma net (liabilities)/assets	(12,288)	46,569
Net assets of the Life Business demerged in 2004	-	78,836
Inter-company balances	-	(1,287)
Consolidation adjustment in respect of losses arising on Friends Provident reinsurance treaty eliminated on	-	16,040
	--------	------------
	(12,288)	140,158
	=====	======
Cash flow		
Pro forma (decrease)/increase in cash for the year	(39,440)	32,925
Life Business		
- Operating cash inflow / (outflow)	5,979	(7,526)
- Interest paid	-	502
- Taxation (paid) / received	(270)	58
- Purchase of fixed assets	(99)	(298)
- Net portfolio investments	(8,337)	5,151
- Cash balances transferred out on demerger	(1,043)	-
- Dividend paid to parent company	(10)	-
	--------	--------
	(43,220)	30,812
	=====	======

13. Forward looking statements

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial condition, business performance and results of Countrywide plc. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of

Countrywide plc including, amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates, inflation, deflation, the impact of competition, changes in customer preferences, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which Countrywide plc and its affiliates operate. As a result, the Countrywide plc's actual future condition, business performance and results may differ materially from the plans, goals and expectations expressed or implied in these forward looking statements.

14. Additional information

Copies of the Analyst Presentation slides and the corporate overview, which provide additional historical information, may be found on the group's website: www.countrywideplc.co.uk.

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Company	Countrywide Plc
TIDM	CWD
Headline	Trading Statement
Released	12:15 19-Nov-04
Number	PRNUK-1911

Announcement - Trading Update

The Directors of Countrywide plc have today reviewed the outlook for the group for the remainder of the year.

At the time of our acquisition of Bradford & Bingley Estate Agents and SecureMove Property Services Limited from Bradford & Bingley Group plc on the 15th October 2004 we noted that there had been no material change in market conditions following our previous statement that the market had cooled in the third quarter. However, since then we have seen a further marked deterioration in the volume of transactions as house buyers appear to wish to wait and see whether further interest rate rises will occur and house prices fall. This is having a knock-on effect on our Financial Services operation, which is also experiencing worse than expected persistency of life assurance products, necessitating a strengthening in our provisions in that business by £3.3 million. However, house prices have remained relatively stable and hence our average house sale fee has experienced only a slight deterioration. We do not envisage any prospect of improvement in activity levels until the New Year at the earliest, and this lower level of market activity will consequently reduce our pipeline of business carried into 2005.

At the end of October, the number of house sale transactions in the pipeline was down 33% on a strong October 2003. Business volumes in our Surveying & Valuation division and our Conveyancing operation continue to be subdued but have not materially worsened since our last trading update. The businesses we recently acquired from Bradford & Bingley Group plc are suffering the same trends but from a less efficient base. Nonetheless we remain very confident that these businesses represent a very attractive opportunity for future growth in profitability.

As a consequence of these market conditions the group is likely to make a material loss in the fourth quarter of 2004 and our latest forecasts suggest that profit before tax for 2004 will be significantly below current consensus forecasts.

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Company	Countrywide PLC
TIDM	CWD
Headline	Trading Statement
Released	07:00 23-Sep-04
Number	2516D

The directors of Countrywide plc have today reviewed the outlook for the group for the remainder of the year in the context of current consensus forecasts.

In our Interim Statement, released on 12 August 2004, we noted that the market had become cooler but that it was premature to say whether this would continue as seasonal factors play an important role. The cooler market did continue throughout August and appears to be persisting into September. At the end of August, the number of transactions in the pipeline was down 20% against an exceptionally strong August 2003. This will have a knock on effect on our Financial Services business, which is also being detrimentally affected by affordability issues facing buyers.

In addition, business volumes in our Surveying and Valuation division in August were 29% lower than August 2003, and September is showing a similar trend. It is likely that impending mortgage regulation will slow both the transactional and re-mortgage markets for the remainder of the year.

As we said in our interim results statement on August 12th, we are taking firm action to reduce our costs but nevertheless, we now believe the results for the year will be below current market expectations.

Harry Hill

Managing Director

For further information please contact:

Harry Hill	Countrywide plc	01376 553 700
John Wriglesworth/Mark Baker	The Wriglesworth Consultancy	020 7845 7900

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Company	Countrywide Plc
TIDM	CWD
Headline	Statement re Press Comment
Released	10:31 09-Sep-04
Number	PRNUK-0909

Countrywide has noted recent press speculation regarding a potential acquisition of Bradford & Bingley Estate Agents and Securemove Property Services Limited from Bradford & Bingley Group plc. Countrywide confirms that it is in exclusive discussions that may or may not lead to a transaction. A further announcement will be made in due course, if appropriate.

Enquiries:

The Wriglesworth Consultancy Tel: 020 7845 7900

John Wriglesworth/Mark Baker

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Company	Countrywide Plc
TIDM	CWD
Headline	Acquisition(s)
Released	12:10 19-Aug-04
Number	PRNUK-1908

Freeman Forman Acquisition

On 13 August 2004 Countrywide Estate Agents, a wholly owned subsidiary of Countrywide plc, acquired the businesses and certain assets of Freeman Forman from Benjamin Freeman and Simon Forman.

The Freeman Forman businesses consist principally of 14 estate agency branches based in East Sussex and Kent, and branded Freeman Forman. In the 12 months to 31 May 2004 the businesses exchanged on 770 houses generating a turnover of approximately £3.4m. Countrywide Estate Agents estimate the net assets of the businesses at completion to be £250,000 with a further £200,000 of fees on unconditional exchanged properties yet to be invoiced. These figures will be subject to a £ for £ adjustment to the purchase price based upon the value of such figures at completion once determined. Simon Forman will join Countrywide Estate Agents as Managing Director of the Freeman Forman businesses, which will continue to trade under the Freeman Forman name.

The acquisition of the businesses will complement and strengthen Countrywide Estate Agents' own presence through King & Chasemore in the East Sussex area and Mann & Co in the Kent area and Freeman Forman is a welcome addition to the Countrywide group.

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Company	Countrywide Plc
TIDM	CWD
Headline	Notice of Results
Released	13:01 28-Jul-04
Number	PRNUK-2807

27 July 2004

Regulatory Information Services

The London Stock Exchange

10 Paternoster Square

London

EC4M 7LS

Dear Sir,

Countrywide plc

Interim Results for the Period ended 30 June, 2004

We would advise you that a Committee Meeting of the Board of Directors of the Company will be held on Wednesday, 11 August, 2004 at Countrywide House, Perry Way, Witham, Essex CM8 3SX commencing at 5.30 p.m. to consider and approve the Company's Chairman's Statement; Interim Report for the period ended 30 June, 2004 dividend payment, if any; and the announcement of the interim results.

The announcement of the interim results will be released to the London Stock Exchange on Thursday, 12 August, 2004 at 7.00 a.m.

Yours faithfully,

G R Williams

Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Disposal
Released	10:56 26-Jul-04
Number	PRNUK-2607

Disposal of 100 Cannon Street

On 16 July 2004 Balanus Ltd (formally Countrywide Assured Group plc and now a wholly owned subsidiary of Countrywide plc following the court approved scheme of arrangement under Section 425 of the Companies Act 1985 which became effective on 21 May 2004) disposed of its interest in the investment property at 100 Cannon Street for £22 million in cash to Standard Life Investments Limited. A further payment of approximately £0.5 million may be due upon clarification of taxation matters.

The proceeds of the disposal will be used to repay the corresponding secured loan with Fortis Bank SA NV for £15.6 million, and the remaining cash will be used for general working capital purposes by the Countrywide plc group (the 'Group').

Whilst the Group's intention was to retain 100 Cannon Street until fully let and then seek a sale of the property, the approach from Standard Life Investments Limited represented an attractive opportunity to reduce the Group's debt earlier than would otherwise be the case. However, the early sale of 100 Cannon Street, whilst only part let has resulted in a loss on disposal of approximately £2.2 million (before any additional consideration). Other than this loss and the resulting reduction in assets and liabilities, there is no material impact on the Group. 100 Cannon Street was held in the books of Balanus Limited at £23.9 million at 31 December 2003.

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Company	Countrywide Plc
TIDM	CWD
Headline	Pre-Close Period Statement
Released	07:01 16-Jun-04
Number	PRNUK-1506

Embargoed until 16 June 2004 at 7.00 a.m.

Regulatory Information Service

London Stock Exchange

Old Broad Street

London EC2N 1HP

COUNTRYWIDE PRE CLOSE PERIOD STATEMENT

On the 10th March, we reported a strong start to the year. Activity across all major parts of our business has continued in a very encouraging manner.

Recent interest rate rises will, we believe, have a dampening effect on the residential property market - but we are currently of the opinion that a sharp correction in either volumes or prices is unlikely.

During the first six months of 2004 the estate agency division has benefited from an increase in the number of sales being arranged compared to last year and at increased house prices which feeds through into increased revenues per home sold. Consequently the value of the pipeline of commissions for contracts in the hands of conveyancers awaiting exchange stands at a record high level - some £15m (25%) higher than at the corresponding time last year.

Retail financial products continue to be arranged for a high proportion of home buyers, although we have seen some reduction in the number of mortgage related life products being taken up as buyers focus more on the level of their mortgage repayments.

Countrywide Surveyors and Countrywide Property Lawyers both continue to enjoy receiving more instructions than their current capacity can accommodate and as a consequence have to panel excess work to third parties whilst working at full capacity.

Cash generation during the first half has been strong, allowing us to return the £100m capital/dividend to shareholders a few days ago with only modest recourse to borrowing from the £100m bank facility that we have in place. We, therefore, envisage the Board comfortably contemplating dividend payments within the 2.5/3 times cover range indicated in the published listing particulars. We will announce our half-year results, which will include one-off costs associated with the de-merger of Chesnara/return of capital of approximately £9m and dividend payment on the 12th August.

Director/Company Secretary

Countrywide plc

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Company	Countrywide Plc
TIDM	CWD
Headline	Capital Reorganisation
Released	10:18 04-Jun-04
Number	PRNUK-0406

4 --> [Author:SFB] June 2004

Countrywide plc (the 'Company')

Further re Return of Capital

Further to the announcement dated 24 May 2004, the Company confirms that the final figure for the Return of Capital will be 25.13 pence per old Countrywide Assured Group plc share, which will be paid by Countrywide plc on 11 June 2004.

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Company	Countrywide PLC
TIDM	CWD
Headline	SCHEME EFFECTIVE
Released	15:58 24-May-04
Number	0183Z

RNS Number:0183Z
Countrywide PLC
24 May 2004

Not for release or distribution in or into the United States, Canada, Australia or Japan

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

24 May 2004

COUNTRYWIDE PLC

COURT APPROVES PETITION TO CONFIRM THE REDUCTION OF CAPITAL; SCHEME OF ARRANGEMENT EFFECTIVE; DEMERGER TO BECOME EFFECTIVE AND TRADING IN COUNTRYWIDE PLC AND CHESNARA PLC SHARES TO COMMENCE TOMORROW

Further to the announcement dated 18 May 2004, the Court duly approved the petition to confirm the Reduction of Capital of Countrywide plc at a hearing held earlier today and the Scheme of Arrangement has become effective.

The Demerger will become effective tomorrow and trading in Countrywide plc and Chesnara plc shares is expected to commence on the London Stock Exchange at 8.00 am tomorrow.

CREST accounts will be credited with Countrywide plc and Chesnara plc shares tomorrow. It is expected that share certificates in respect of Countrywide plc and Chesnara plc will be despatched to shareholders by 1 June and that proceeds will be credited to CREST accounts and cheques despatched in respect of the Return of Capital and the 2003 Final Dividend by 11 June.

Unless otherwise defined, expressions used in this document shall have the meaning ascribed to them in the listing particulars of Countrywide plc dated 18 March 2004.

Enquiries:
Countrywide plc — Tel: 01376 533 700
Harry Hill
Michael Nower

Chesnara plc — Tel: 01772 840 001
Graham Kettleborough
Ken Romney

Hawkpoint Partners Limited — Tel: 020 7665 4500
(financial advisers to Countrywide plc and sponsor to Countrywide plc and Chesnara plc)
David Reid Scott
David Renton
Hugh Elwes

Jonathan Coddington

HSBC Bank plc Tel: 020 7991 8888
(brokers to Countrywide plc)
John Hannaford
Alex Shorland-Ball

Numis Securities Limited Tel: 020 7776 1500
(brokers to Chesnara plc)
Oliver Hemsley
Simon Law

This announcement does not constitute an offer or invitation to purchase securities.

This announcement, for which the directors of Countrywide plc are responsible, has been issued by Countrywide plc and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Hawkpoint Partners Limited.

Hawkpoint Partners Limited, which is authorised and regulated by the Financial Services Authority, is acting exclusively for Countrywide plc and as sponsor for Countrywide plc and Chesnara plc, and for no one else in connection with the Proposals and will not be responsible to any other person for providing the protections afforded to its customers or for providing advice in relation to the Proposals or the contents of this announcement.

HSBC Bank plc, which is authorised and regulated by the Financial Services Authority, is acting for Countrywide plc and no one else in connection with the Proposals and will not be responsible to any other person for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Proposals or the contents of this announcement.

The corporate finance department of Numis Securities Limited, which is authorised and regulated by the Financial Services Authority, is acting exclusively for Chesnara plc and no one else in connection with the Proposals and will not be responsible to any other person for providing the protections afforded to clients of Numis Securities Limited or for providing advice in relation to the Proposals or the contents of this announcement.

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Company	Countrywide Assured Group PLC
TIDM	CWA
Headline	COURT APPROVAL
Released	11:14 20-May-04
Number	8996Y

RNS Number:8996Y
Countrywide Assured Group PLC
20 May 2004

Not for release or distribution in or into the United States, Canada, Australia or Japan
PRESS ANNOUNCEMENT
FOR IMMEDIATE RELEASE
20 May 2004
COUNTRYWIDE ASSURED GROUP PLC
COURT APPROVES REDUCTION OF CAPITAL OF COUNTRYWIDE ASSURED GROUP PLC

Further to the announcement dated 18 May 2004, the Court duly approved the reduction of capital of Countrywide Assured Group plc provided for under the Scheme of Arrangement at a hearing held earlier today.

In addition, conditional dealings in Countrywide plc and Chesnara plc shares commenced earlier today on the London Stock Exchange.

Unless otherwise defined, expressions used in this document shall have the meaning ascribed to them in the listing particulars of Countrywide plc dated 18 March 2004.

Enquiries:
Countrywide Assured Group plc Tel: 01376 533 700
Harry Hill
Michael Nower

This announcement does not constitute an offer or invitation to purchase securities.

This announcement, for which the directors of Countrywide Assured Group plc are responsible, has been issued by Countrywide Assured Group plc and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Hawkpoint Partners Limited.

Hawkpoint Partners Limited, which is authorised and regulated by the Financial Services Authority, is acting exclusively for Countrywide Assured Group plc and as sponsor for Countrywide plc and Chesnara plc, and for no one else in connection with the Proposals and will not be responsible to any other person for providing the protections afforded to its customers or for providing advice in relation to the Proposals or the contents of this announcement.

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Company	Countrywide Assured Group PLC
TIDM	CWA
Headline	COURT APPROVES SCHEME
Released	14:10 18-May-04
Number	8070Y

RNS Number:8070Y
Countrywide Assured Group PLC
18 May 2004

Not for release or distribution in or into the United States, Canada, Australia or Japan

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

18 May 2004

COUNTRYWIDE ASSURED GROUP PLC ("COUNTRYWIDE ASSURED GROUP")
COURT APPROVES SCHEME OF ARRANGEMENT; TIMETABLE TO COMPLETION OF PROPOSALS

Further to the announcement dated 28 April 2004, the Court duly approved the Scheme of Arrangement at a hearing held earlier today.

The expected timetable for completion is as follows:

Court hearing to approve the reduction of capital of Countrywide Assured Group provided for under the Scheme	Thursday, 20 May
Conditional dealings in Countrywide plc shares and Chesnara plc shares commence on the London Stock Exchange	Thursday, 20 May
Last day of dealings in Countrywide Assured Group shares	Friday, 21 May
Scheme Record Time	4.30 pm on Friday, 21 May
Effective Date of Scheme	Friday, 21 May
Court hearing of petition to confirm the Reduction of Capital	Monday, 24 May
Reduction of Capital occurs and Demerger is completed	Tuesday, 25 May
Dealings in Countrywide plc and Chesnara plc shares commence on the London Stock Exchange	8.00 am on Tuesday, 25 May

Subject to the above occurring as expected, CREST accounts will be credited with Countrywide plc and Chesnara plc shares on 25 May. It is expected that share certificates in respect of Countrywide plc and Chesnara plc will be despatched

to shareholders by 1 June and that proceeds will be credited to CREST accounts and cheques despatched in respect of the Return of Capital and the 2003 Final Dividend by 11 June.

Shareholders should note that until shares in Countrywide Assured Group cease trading, they will trade cum entitlement to the Return of Capital and the 2003 Final Dividend.

Unless otherwise defined, expressions used in this document shall have the meaning ascribed to them in the listing particulars of Countrywide plc dated 18 March 2004.

Enquiries:

Countrywide Assured Group plc — Tel: 01376 533 700
Harry Hill
Michael Nower

Hawkpoint Partners Limited (financial advisers to Countrywide Assured Group and sponsor to Countrywide plc and Chesnara plc) — Tel: 020 7665 4500
David Reid Scott
David Renton
Hugh Elwes
Jonathan Coddington

HSBC Bank plc (brokers to Countrywide Assured Group and Countrywide plc) — Tel: 020 7991 8888
John Hannaford
Alex Shorland-Ball

Numis Securities Limited (brokers to Chesnara plc) — Tel: 020 7776 1500
Oliver Hemsley
Simon Law

This announcement does not constitute an offer or invitation to purchase securities.

This announcement, for which the directors of Countrywide Assured Group plc are responsible, has been issued by Countrywide Assured Group plc and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Hawkpoint Partners Limited.

Hawkpoint Partners Limited, which is authorised and regulated by the Financial Services Authority, is acting exclusively for Countrywide Assured Group plc and as sponsor for Countrywide plc and Chesnara plc, and for no one else in connection with the Proposals and will not be responsible to any other person for providing the protections afforded to its customers or for providing advice in relation to the Proposals or the contents of this announcement.

HSBC Bank plc, which is authorised and regulated by the Financial Services

Authority, is acting for Countrywide Assured Group plc and Countrywide plc and no one else in connection with the Proposals and will not be responsible to any other person for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Proposals or the contents of this announcement.

The corporate finance department of Numis Securities Limited, which is authorised and regulated by the Financial Services Authority, is acting exclusively for Countrywide Assured Group plc and Chesnara plc and no one else in connection with the Proposals and will not be responsible to any other person for providing the protections afforded to clients of Numis Securities Limited or for providing advice in relation to the Proposals or the contents of this announcement.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Countrywide Assured Group PLC
TIDM	CWA
Headline	Results of Meetings
Released	12:08 28-Apr-04
Number	0902Y

RNS Number:0902Y
Countrywide Assured Group PLC
28 April 2004

Not for release or distribution in or into the United States, Canada, Australia or Japan

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

28 April 2004

COUNTRYWIDE ASSURED GROUP PLC ("COUNTRYWIDE")

SHAREHOLDERS APPROVE DEMERGER AND RETURN OF CAPITAL, RESULTS OF ANNUAL GENERAL MEETING ("AGM")

At the AGM held earlier today, the holders of Ordinary Shares approved all the resolutions proposed.

The Court Meeting and Extraordinary General Meeting of Countrywide, held earlier today to approve the Proposals, have both concluded successfully.

At the Court Meeting, which followed immediately after the conclusion of the AGM, the holders of Ordinary Shares approved the Scheme of Arrangement.

At the Extraordinary General Meeting, which followed immediately after the conclusion of the Court Meeting, the resolutions approving the Demerger and matters to give effect to the Scheme of Arrangement, and adopting the Countrywide plc and Chesnara plc Share Plans and the management performance incentive plan of Chesnara plc, were passed.

The Court is expected to consider and, if thought appropriate, approve the Scheme of Arrangement at a hearing on 18 May 2004, confirm the reduction of capital of Countrywide at a hearing on 20 May 2004 and confirm the Reduction of Capital at a hearing on 24 May 2004.

The Chairman reiterated, as set out in the listing particulars of Countrywide plc dated 18 March 2004, that the current outlook for the residential estate agency and professional property services businesses (together representing the Non-life Business of the Company) appears to be excellent.

It is still expected that trading will commence in the shares of Countrywide plc and Chesnara plc on 25 May 2004.

Unless otherwise defined, expressions used in this document shall have the meaning ascribed to them in the listing particulars of Countrywide plc dated 18 March 2004.

Enquiries:
Countrywide Tel: 01376 533 700
Harry Hill
Michael Nower

This announcement does not constitute an offer or invitation to purchase securities.

This announcement, for which the directors of Countrywide are responsible, has been issued by Countrywide and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Hawkpoint Partners Limited.

Hawkpoint Partners Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide Assured Group plc and as sponsor for Countrywide plc and Chesnara plc, and for no one else in connection with the Proposals and will not be responsible to any other person for providing the protections afforded to its customers or for providing advice in relation to the Proposals or the contents of this document.

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Company	Countrywide Assured Group PLC
TIDM	CWA
Headline	Trading Statement
Released	16:15 23-Apr-04
Number	9637X

RNS Number:9637X
Countrywide Assured Group PLC
23 April 2004

Not for release or distribution in or into the United States, Canada, Australia or Japan

PRESS ANNOUNCEMENT
FOR IMMEDIATE RELEASE
23 April 2004

COUNTRYWIDE ASSURED GROUP PLC ("COUNTRYWIDE")
UPDATE ON CURRENT TRADING FOR LIFE ASSURANCE OPERATIONS

On 18 March 2004, Chesnara plc ("Chesnara") issued listing particulars (the "Listing Particulars") in respect of its proposed listing on the London Stock Exchange on 25 May 2004.

On page 13 of the Listing Particulars, it was stated that:

"The number of complaints received in the first two months of 2004 has increased significantly relative to earlier months. However, this has been offset to some extent by the decrease in the proportion of complaints upheld. The provision at the end of 2003 reflects this experience."

Further information with regard to endowment complaints is set out on pages 15 and 16 (Risk factors) and pages 33 to 35 (Financial review) of the Listing Particulars.

The increased level of endowment complaints experienced during January and February 2004 has persisted, while the publication of the House of Commons Treasury Select Committee report on 11 March 2004 and related press coverage triggered a further increase in the number of endowment complaints received during late March 2004, following the issue of the Listing Particulars. The level of endowment complaints has since reduced in April 2004 to levels consistent with those experienced in January and February 2004. The board of Chesnara (the "Board") believes that this experience is in line with recent trends in complaints experienced in the life assurance industry generally.

Chesnara continues to monitor closely, inter alia, the volume of complaints and the value of compensation paid to policyholders in order to assess the continuing prudence of the complaints provision. Taking into account the most recent experience, the Board's best estimate is that it will be necessary to strengthen the provision for future claims, and that the total charge to profit before tax for the year ending 31 December 2004 will be approximately £4.8 million (£3.4 million after tax). Nevertheless, surpluses continue to emerge from the book after taking into account the charge to profit mentioned above.

The Board continues to believe that Chesnara will be able to offer an attractive dividend yield to shareholders arising through the emergence of profit from the book and the potential release of surplus capital in the future. Whilst the increased provision will reduce Chesnara's solvency cover, this remains

comfortably above the target required minimum margin of 150%. Consequently, the Board is still targeting a dividend of £10 million, barring unforeseen circumstances, in respect of the year ending 31 December 2004. Following the charge to profit referred to above, there will be a reduction of £3.4 million in the embedded value (which was £152.7 million as at 31 December 2003).

The Chesnara interim dividend, payable in November 2004, is still expected to represent approximately 40 per cent. of the total dividend for the year ending 31 December 2004.

The Board expects to issue supplementary listing particulars shortly with regard to these matters.

Enquiries:
Chesnara plc Tel: 01772 840 001

Christopher Sporborg (mobile: 07836 204 449)

Graham Kettleborough

This announcement does not constitute an offer or invitation to purchase securities.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Countrywide Assured Group PLC
TIDM	CWA
Headline	Preliminary Results
Released	07:00 10-Mar-04
Number	3422W

RNS Number:3422W
Countrywide Assured Group PLC
10 March 2004

For embargoed release: 0700hrs, Wednesday, 10 March 2004

PRELIMINARY RESULTS FOR TWELVE MONTHS ENDED 31 DECEMBER 2003
COUNTRYWIDE REPORTS STRONG PROFITS FOR 2003 AND CONFIRMS DEMERGER AND £85M RETURN OF CAPITAL

- Operating profits £78.8m (2002: £86.2m)
- Pre-tax profits £74.2m (2002: £82.8m)
- Adjusted EPS 15.12p (2002: 16.15p)
- Final dividend up 16% to 4.75p (2002: 4.10p) totalling £15.5m
- Return of £85m of capital to shareholders, (25.8p per current share in issue) in addition to final dividend
- Demerger on track - key terms announced today

Countrywide Assured Group has announced its intention to demerge its Life Assurance group. On completion of the proposed demerger, the Estate Agency and Property Services group will be called Countrywide plc and the Life Assurance group Chesnara plc.

Estate Agency and Property Services group:

- Estate Agency Division profits £33.6m (2002: £40.2m), for the year following a weak first half. Record second half with profits up 15% to £28.8m (2002: £24.8m)
- Financial Services Division profits rise 107% to £21.9m (2002: £10.6m) on turnover up 24%. Record levels of mortgages arranged (exceeding £4.7 billion). Penetration rates for mortgage sales increased to 62.2% of house buying customers from 52.4% in 2002
- Surveying and Valuation Division saw yet another record year with surveys up 3% to 605,857 and profits up 11% to £31.9m (2002: £28.7m)
- Conveyancing sales up 8% but operating loss of £1.5m incurred (2002 operating profit £1.8m) owing to systems integration delays and capacity constraints

Life Assurance group:

- Life company loss of £1.6m (2002 profit £10.4m)
- Strengthening of assumptions and provisions for mortgage endowment

claims and persistency negatively impacted 2003 results, but provide a strong base for surplus generation in 2004

Demerger and Return of Capital: Summary

- Proposed demerger of the Life Assurance group, subject to, inter alia, shareholder and a Court approved scheme of arrangement
- £85m return of capital to shareholders
- For every four Countrywide Assured Group shares held, shareholders will receive two Countrywide plc shares and one Chesnara plc share (plus the 2003 final dividend and return of capital)
- Documentation is expected to be posted to shareholders next week
- Dealings in new shares expected to commence 25 May 2004
- Payments in respect of return of capital and final dividend expected to be made 11 June 2004

Christopher Sporborg, Chairman of Countrywide Assured Group plc, said: "After a volatile year in the housing market which saw activity in the first quarter badly impacted by the war in Iraq, only to be followed by one of our strongest summers on record, in its final set of results before demerger the Company produced an impressive pre-tax profit thanks to firm and timely action to reduce costs in the Estate Agency division.

The Surveying and Valuation division grew to record levels, with sales lifted by increased remortgage activity while our Financial Services division arranged a record £4.7bn of mortgages as our sales teams increasingly succeeded in cross-selling financial products to our housebuying customers.

The imminent demerger of our Life company, our planned return of £85m of capital and our increased final dividend of £15.5 million demonstrate our continuing commitment to creating shareholder value.

Trading for 2004 has begun well with a record pipeline of business."

For further information please contact:

Countrywide Assured Group plc	
Christopher Sporborg, Chairman	Mob: 07836 204 449
Harry Hill, Group Managing Director	Tel: 01376 533 700
The Wriglesworth Consultancy	Tel: 020 7620 2228
John Wriglesworth	Mob: 07774 988 275
Mark Baker	Mob: 07980 635 243
Cubitt Consulting (Chesnara PR)	
Simon Brocklebank-Fowler	Tel: 020 7367 5100
Damian Beeley	Mob: 07950 481 795

PART I: COUNTRYWIDE ASSURED GROUP PLC

Chairman's Statement

Highlights

	12 Months 2003	12 Months 2002	Change
Operating Profits	£78.8m	£86.2m	-12%
Profit before tax	£74.2m	£82.8m	-10%
Earnings per share	14.40p	15.89p	-9%
Adjusted earnings per share	15.12p	16.15p	-6%
Interim dividend per share	2.15p	2.05p	+5%
Final dividend per share	4.75p	4.10p	+16%
Life policies arranged	43,587	49,662	-12%
Mortgages arranged	52,763	48,982	+8%
Valuations and survey instructions	605,857	588,212	+3%
House sales exchanged	84,765	93,442	-9%
Conveyances completed	35,063	34,777	+1%

I am delighted to be able to report that in 2003 your Company performed strongly and produced a profit before tax of £74.2 million. We sold 9% fewer houses but this performance was achieved in the face of a reduction in the volume of total UK housing market transactions of circa 16% to 1.33 million. The second half of the year produced £52.3 million profit as house buyer confidence recovered following the end of the war in Iraq.

Outstanding profit performances were again recorded by Countrywide Surveyors, the Financial Services Division and the Estate Agency Division, the last to some extent assisted by strengthening house prices (up 13%) and a modest increase in commission rates which partly offset the fall in volumes.

Owing to systems implementation delays, leading to capacity constraints, our conveyancing business, Countrywide Property Lawyers operated at full capacity throughout 2003 and generated its highest ever level of completions. The costs incurred in developing the new processing support system and infrastructure and its subsequent delayed implementation resulted in a small loss for the year.

Countrywide Assured, our life assurance business, substantially closed for new business in mid-2003. Increased provisions for endowment mortgage compensation and persistency negatively impacted on Countrywide Assured's results. It has successfully restructured its operation reducing headcount by over 100 to reflect the changed nature of its operational focus.

rightmove.co.uk, the property website in which we enjoy a 29% shareholding is profitable, cash generative and has very good potential for future growth.

In December 2003, your Board announced that it proposed to demerge our Life Assurance group. Relevant documents requesting shareholder approval for these proposals will be posted next week. Under these proposals the life assurance businesses will be consolidated under a new company, Chesnara plc, which will demerge from the Group and obtain a separate listing on the London Stock Exchange. The Estate Agency and Property Services Group will be consolidated

under a new listed company, Countrywide plc.

Simultaneously, Countrywide has arranged medium term debt to fund a return of £85 million to shareholders (25.8p per current share in issue) in addition to the 2003 final dividend of £15.5 million. In recent years, the Group has been strongly cash generative and as a result has been able to substantially increase dividend payments and buy back shares for cancellation. At the end of 2003, the non-life group had an overall cash balance of £59 million and your Board believe that it is sensible and economically sound to add some short term debt to the balance sheet. This will allow the proposed return of cash to shareholders, thereby increasing the efficiency of the Group funding, whilst still preserving a prudent position on working capital.

The Board intends to recommend an increase in the 2003 final dividend payment of 16% to 4.75p per share making a total of 6.9p for the year (6.15p in 2002). Payment is proposed to be made on the 11 June 2004 to shareholders on the register on 21 May 2004.

People

Our staff continue to be our greatest asset and their enthusiastic and active participation is vital to achieving our goals. Throughout the business we invest in appropriate training as we constantly seek to reinforce and improve our market-leader status and deliver high standards of customer service in all areas in which we operate.

Throughout 2003, as in past years, we have supported various charities.

Developments

Encouraged by the success in 2003 of the first nine months activity, we plan to extend our Spanish business to the Costa Blanca later this year.

We have entered into agreements for the development of the software and ancillary services to support our planned remortgage conveyancing business. We now anticipate commencing operations in the second half of 2004.

In anticipation of the changes to the remortgage and general insurance regulations, we are developing plans to become authorised by the FSA for the sale of these products.

Outlook

We carried into 2004, a strong pipeline of sales arranged awaiting exchange, and I am pleased to be able to report that business in January and February has been much better measured against last year's disappointing start. Indeed, after an encouraging January, the fee value of net new sales arranged in February were the second best ever achieved in a single month in our corporate history. Both volumes and house prices have continued to increase, and thus the fee value of house sales arranged has increased by £11.2 million over the same period last year.

Financial Services sales started slowly, but momentum has increased in recent weeks.

Both Countrywide Surveyors and Countrywide Property Lawyers have had encouraging starts to the year.

With a pipeline of commission 31% up on this time last year, and strong activity levels across all divisions, the current outlook for the Estate and Property Services group appears to be excellent.

The Life Assurance group enters 2004 with a strong capital base. Although

endowment mortgage misselling claims have been higher than anticipated, persistency is proving to be slightly better than expected. These will continue to be challenging issues. The demerger will allow the management to pursue its own strategy that may include outsourcing and the consolidation of other life assurance books.

Group Profit and Loss Account
For the year ended 31 December

	Notes	2003 £000	2002 £000
Turnover			
Estate Agency		253,585	242,656
Financial Services		72,911	59,043
Surveying & Valuation		108,040	101,816
Conveyancing		20,167	18,668
Central		276	-
Total Estate Agency and Property Services		454,979	422,183
Life Assurance	6(b)	146,584	233,082
Total Group		601,563	655,265
Group operating profit			
Estate Agency		33,580	40,228
Financial Services		21,894	10,561
Surveying & Valuation		31,866	28,743
Conveyancing		(1,484)	1,834
Central		(5,466)	(5,551)
Total Estate Agency and Property Services		80,390	75,815
Life Assurance	6(a)	(1,603)	10,402
		78,787	86,217
Share of operating profit/(loss) in - joint ventures		160	(242)
- associates		(2,735)	(4,436)
		(2,575)	(4,678)
Amounts written off investment property		(2,750)	-
Net interest receivable and other similar charges		760	1,289
Profit on ordinary activities before tax		74,222	82,828
Tax on profit on ordinary activities	4	(25,166)	(25,647)
Profit for the financial year		49,056	57,181
Dividends		(22,478)	(20,428)
Retained profit for the year		26,578	36,753
Earnings per share	1	14.40p	15.89p
Adjusted earnings per share	1	15.12p	16.15p
Diluted earnings per share	1	14.34p	15.70p
Dividends per share	3	6.90p	6.15p

Group Statement of Total Recognised
Gains and Losses

	2003 £000	2002 £000
Profit for the financial year	49,056	57,181
Total recognised gains and losses since the last Annual Report	49,056	57,181

Group Balance Sheet
at 31 December

Fixed assets	Notes	2003 £000	2003 £000	2002 £000	2002 £000
Intangible assets: Goodwill			16,745		18,832
Tangible fixed assets			36,652		31,915
Other investments			63,089		65,866
Investments in joint ventures					
Share of gross assets		1,328		1,367	
Share of gross liabilities		(165)		(364)	
			1,163		1,003
Investments in associates					
Goodwill		1,834		4,250	
Share of net assets		914		670	
			2,748		4,920
Total Investments			67,000		71,789
Total fixed assets			120,397		122,536
Policyholders assets to cover linked liabilities			472,413		395,830
Policyholder other investments			234,133		242,210
Policyholder net current assets			11,603		28,500
Deferred acquisition costs	6(d)		16,134		33,927
Current assets					
Debtors		63,977		53,290	
Cash at bank		65,036		32,386	
		129,013		85,676	
Current liabilities					
Creditors: amounts falling due within one year		(113,431)		(107,273)	
Net current (liabilities) assets			15,582		(21,597)
Total assets less current liabilities			870,262		801,406
Creditors: amounts falling due after more than one year		(7,270)		(17,482)	
Policyholder technical provisions for linked liabilities		(471,626)		(393,613)	
Policyholder long-term business provision		(234,188)		(263,804)	
Provisions for liabilities and		(14,439)		(12,353)	

charges		(727,523)		(687,252)
Net assets		142,739		114,154
Capital and reserves				
Called up share capital		16,455		18,110
Share premium account		26,493		24,619
Capital redemption reserve		3,256		1,468
Other reserves		670		670
Profit and loss account		95,865		69,287
Equity shareholders' funds		142,739		114,154

Group Cash Flow Statement
for the year ended 31 December

	Notes	2003 £000	2003 £000	2002 £000	2002 £000
Cash inflow from operating activities	5		85,226		97,673
Returns of investment and servicing of finance					
Interest received		807		2,525	
Interest paid		(181)		(1,236)	
			626		1,289
Taxation			(24,828)		(15,059)
Capital expenditure and financial investment					
Purchase of tangible fixed assets		(13,783)		(13,274)	
Proceeds from sale of fixed assets & property investment		1,339		1,554	
(Purchase) of non-Life investments		(4,024)		(7,678)	
Net cash outflow/(inflow) for capital expenditure and financial investment			(16,468)		(19,398)
Acquisitions			(563)		(15,961)
Initial payment from Friends Provident			-		24,339
Equity dividends paid			(20,259)		(19,711)
Cash inflow before use of liquid resources, financing and net portfolio investment			23,734		53,172
Financing					
Issue of shares		2,027		1,377	

Purchase of own shares	-		(51,711)	
Advance of term loans	1,100		5,900	
Cash transferred into Insurance Cell	(1,200)		-	
Net cash (outflow)/inflow from financing		1,927		(44,434)
Net portfolio - Life Company shareholder investments		5,151		(6,219)
Increase in cash in the year		30,812		2,519

Estate Agency & Property Services group

Cash Flow Statement
for the year ended 31 December

	2003 £000	2003 £000	2002 £000	2002 £000
Cash inflow from operating activities		92,795		85,126
Returns of investment and servicing of finance				
Interest received	626		2,177	
Interest paid	(502)		(1,236)	
		124		941
Taxation		(24,929)		(15,361)
Capital expenditure and financial investment				
Purchase of tangible fixed assets	(13,446)		(12,863)	
Proceeds from sale of fixed assets & property investment	1,300		1,549	
(Purchase) of non-Life investments	(4,024)		(7,678)	
Net cash (outflow)/inflow for capital expenditure and financial investment		(16,170)		(18,992)
Acquisitions		(563)		(15,961)
Initial payment from Friends Provident		-		24,339
Equity dividends paid		(20,259)		(19,711)
Cash inflow before use of liquid resources, financing and net portfolio investment		30,998		40,381

Financing				
Issue of shares	2,027		1,377	
Purchase of own shares	-		(51,711)	
Dividend from Life company	-		6,000	
Advance of term loans	1,100		5,900	
Cash transferred into Insurance Cell	(1,200)		-	
Net cash (outflow)/inflow from financing		1,927		(38,434)
Increase in cash in the year		32,925		1,947

Notes

1. Earnings per share

   The earnings per share based upon the profit for the year after tax of £49,056,000 (2002: £57,181,000) is calculated using the weighted average number of 340,605,028 ordinary shares of 5p each in issue during the year (2002: 359,895,928). Shares held by the Employee Benefit Trust are excluded from the calculation.

   Adjusted earnings per share

   During 2002 the Company bought back 35,744,096 shares which were not cancelled until 11 June 2003. These shares were not freely available on the market and the entitlement to dividend had been waived. The adjusted earnings per share is calculated excluding these shares, which has reduced the weighted average number of shares by 16,060,361 (2002: 5,807,829).

   Diluted earnings per share

   The diluted weighted average number of shares was 342,030,740 (2002: 364,235,408), the difference, compared to the basic earnings per share calculation representing the equivalent number of shares that would be issued for no consideration if all outstanding dilutive share options were exercised.

2. A copy of the 2003 Annual Report and Accounts will be sent to all shareholders on 18 March 2004 and will be available from the registered office of the company at Countrywide House, Perry Way, Witham, Essex CM8 3SX.

3. The final dividend of 4.75p per share will be paid on 11 June 2004 to shareholders registered at the close of business on 21 May 2004, the dividend record date. The ex-dividend date is 25 May 2004. An interim dividend of 2.15p has already been paid.

4. Taxation on profit on ordinary activities

	Technical Account		Non-technical Account	
	2003	2002	2003	2002
Corporation tax at 30% (2002: 30%)	£000	£000	£000	£000
- Current tax for the year	36	631	25,497	22,774
- Adjustment in respect of prior years current tax	125	(216)	109	126

- Share of prior year associated company consortium relief	-	-	-	(453)
- Deferred tax charge relating to prior years	4,200	-	-	-
- Deferred tax (released)/charged in the year	(5,143)	1,433	342	1,352
	(782)	1,848	25,948	23,799
			(782)	1,848
			25,166	25,647

Reconciliation of actual tax charge to UK corporate tax rate

	Technical Account		Non-technical Account	
	2003 £000	2002 £000	2003 £000	2002 £000
Profit on ordinary activities before tax	(11,784)	2,659	86,006	80,169
Tax at UK rate of 30 % (2002:30%) on profit on ordinary activities	(3,535)	798	25,802	24,051
Effects of:				
Tax relief on contributions to QUEST/Share options		-	(457)	(40)
Share of tax losses from associated companies and joint ventures not surrendered by consortium relief		-	48	803
Capital allowances in excess of depreciation			(196)	(825)
Permanent depreciation and amortisation of goodwill		-	2,116	1,018
Cash contribution to employee benefit trust		-	-	(245)
Other permanent differences		-	861	175
Utilisation of trading losses		-	-	(104)
Utilisation of unprovided capital losses		-	(618)	(174)
UK tax bases of insurance profits	3,571	(167)	-	-
Adjustment in respect of losses arising from Friends Provident reinsurance treaty	-	-	(2,927)	(1,885)
Overseas Trading losses not relieved	-	-	868	-
Reported current tax charge	36	631	25,497	22,774

5. Reconciliation of operating profit to net cash flow from operating activities

	Notes	2003 £000	Restated 2002 £000

Group operating profit		78,787	86,217
Depreciation and amortisation		10,470	6,777
Result on long-term technical account	6(a)	11,784	(2,659)
Transfer (to)/from the long-term technical account		(3,500)	15,000
Loss on disposal of investments		(22)	(221)
Loss on sale of tangible fixed assets & property investment		(675)	(223)
(Increase) in debtors		(4,826)	(5,351)
(Decrease) in creditors		(9,477)	(1,716)
Increase/(decrease) in provisions		2,685	(151)
Net cash inflow from operating activities		85,226	97,673

6. Life Assurance business

(a) Life Assurance profit and result arising on long term technical account

	2003 £000	Restated 2002 £000
Earned premiums, net of reassurance	142,325	229,602
Investment income and gains	82,981	(66,319)
Claims incurred, net of reassurance	(153,219)	(134,369)
(Increase)/Decrease in technical provisions, net of reassurance	(34,034)	19,308
	38,053	48,222
Commission paid	1,346	(15,749)
Expenses of management - staff costs	(3,158)	(7,551)
Expenses of management - other	(5,683)	(7,165)
Provision for reorganisation costs	218	(550)
Change in deferred acquisition costs	(17,793)	3,584
FSA pension review redress, net of PIinsurance recovery	1,250	(1,951)
Complaints redress	(11,246)	(4,732)
Increase in provision for complaints redress	(2,750)	(5,000)
Increase in technical provisions arising from the impact of Friends Provident reinsurance treaty on renewal expenses	(11,610)	(5,903)
Amortisation of purchased in-force value	(411)	(546)
	(11,784)	2,659
Taxation	782	(1,848)
Result arising on long-term technical account	(11,002)	811
Operating profits arising in the Life Assurance activity		
Turnover	4,259	3,480
Staff costs	(2,227)	(1,889)
Other operating costs	(3,759)	(2,465)
	(1,727)	(874)
Other income and gains	1,861	2,207
	134	1,333
Result arising on long-term technical account before tax	(11,784)	2,659

Life operating profit before tax	(11,650)	3,992
Inter-company charges eliminated on consolidation	289	128
Losses arising on Friends Provident reinsurance treaty eliminated on consolidation	9,758	6,282
Life Division operating profit before tax	(1,603)	10,402

The non-technical profits/losses relate to the equity release IFA business and shareholder investment income and expenses.

(b) Analysis of turnover

	2003 £000	2002 £000
Periodic premiums	145,985	158,377
Single premiums	27,720	96,589
Outward reassurance premiums	(31,380)	(25,364)
Earned premiums net of reassurance	142,325	229,602
Turnover arising in IFA business	4,259	3,480
Total turnover Life Assurance activity	146,584	233,082

(c) Claims incurred net of reassurance

	2003 £000	2002 £000
Claims paid		
Gross amount	179,365	151,134
Reassurers' share	(27,464)	(20,341)
	151,901	130,793
Increase/(decrease) in the provision for claims		
Gross amount	4,037	3,061
Reassurers' share	(2,719)	515
	1,318	3,576
	153,219	134,369

£70,394,000 (2002: £72,062,000) of net claims incurred relate to the maturity of guaranteed bonds.

(d) Change in deferred acquisition costs

	2003 £000	2002 £000
Balance at 1 January	33,927	30,343
Costs deferred on new business acquired in the year	453	27,000
Amortisation of acquisition costs previously deferred	(18,246)	(23,416)
Movement for the year	(17,793)	3,584
Balance at 31 December	16,134	33,927

(e) Long-term business net assets attributable to policyholders

	2003 £000	2002 £000
Long-term business assets comprise:		
Policyholder assets held to cover linked liabilities	472,413	395,830
Policyholder other investments	234,133	242,210
Deferred acquisition costs	16,134	33,927
Net current assets excluding net cash/overdrafts	(4,878)	6,921
Cash balances net of overdrafts	22,652	22,678
Provisions for liabilities and charges	(40)	(1,099)
Policyholder net current assets	17,734	28,500
Deferred tax	(4,752)	(5,695)
	735,662	694,772

(f) Long-term business liabilities attributable to policyholders

	2003 £000	2002 £000
Long-term business liabilities comprise:		
Policyholder technical provision for linked liabilities	471,626	393,613
Policyholder long-term business provision	234,188	263,804
Surplus retained within the long-term assurance fund	29,848	37,355
	735,662	694,772

Christopher Sporborg
Chairman
10 March 2004

PART II: COUNTRYWIDE ASSURED GROUP plc

OPERATING REVIEW

Estate Agency and Property Services group

Performance in the period

The Estate Agency and Property Services group Operating Profit of £80.4 million (2002 £75.8 million) was, once again, a record.

The Estate Agency Division results benefited from a full year's contribution from the offices acquired from Friends Provident in August 2002, but also bore the start-up costs of our new Spanish operation.

The additional offices acquired added to the Financial Services Division profits, which also gained from the higher commission received under the arrangements with Friends Provident, in place from August 2002.

Countrywide Property Lawyers suffered frustrating and unexpected delays to the delivery of its new software. This left the division carrying additional premises and staff costs, the benefits of this investment will start to be

realised once the new computer system and procedures have been rolled out later this year.

We have reviewed the carrying value of our investment in TM Property Service Limited and written down the goodwill by £1.9 million.

Estate Agency Division

	12 Months 2003	12 Months 2002	Change
Turnover	£253.6m	£242.7m	+4%
Operating Profit			
- Estate Agency	£34.0m	£38.7m	-12%
- Lettings	£2.3m	£1.5m	+53%
- H2O Homes Overseas Countrywide	(£2.7m)	-	N/A
- Total	£33.6m	£40.2m	-16%
House exchanges	84,765	93,442	-9%
Average commission	1.76%	1.74%	
Average house price	£149,755	£132,653	+13%
Headcount (average FTE)	5,408	5,568	-3%
Branches at year end			
- Group	804	808	-1%
- Franchised	76	49	+55%

It was an unusual year for the housing market. Immediately following the New Year, buyer confidence appeared to evaporate and sales arranged, particularly in the southern half of the country, dropped sharply. As the year progressed confidence returned and the number of sales arranged in the summer were at levels not seen for a number of years, although the end of the year saw some slowing in activity. The 2003 national transactions statistics produced by the Central Statistical Office show volumes down in excess of 16%, whereas the division's house exchanges reduced by a little over 9%, aided, to an extent, by a full year contribution from the acquired offices. However, house prices were a different story. The average price of houses we exchanged grew strongly all year, with the average for the year increasing to £149,755, up nearly 13% on the previous year. It is difficult to separate out the components of house price movement but, undoubtedly, a lower proportion of sales to first time buyers has had an upward influence on the average price recorded. Nevertheless, the evidence seems to support an underlying increase in house prices, despite apparently lower demand, probably caused by a shortage of suitable property.

Our businesses took advantage of the opportunity afforded by these market conditions to raise average commission rates from 1.74% to 1.76%

Whilst many competitors seek to sell on price, we aim to sell on the superior nature and broad range of the Group's services, and are committed to maximising commission rates wherever possible. When the market is slower, and the competition for new instructions is less fierce it is possible to increase commission rates. This approach means that in tougher markets, we tend to gain market share. This was the case in 2003. Our focus on service and resistance to selling on price alone, means that our estate agency business has recorded a profit in its own right for the last eight years, unlike most of the other major chains. In 2003, the combination of higher commission rates and higher average house prices resulted in an increase in the average fee received of over 14%.

2003 saw further growth in our franchise business, with another 27 offices being opened bringing the network up to 76 branches. During the year some 3,128 properties were sold and exchanged through Countrywide's franchised offices and like the owned business, the end of year pipeline is materially stronger than the previous year.

Letting activity during the year was encouraging, although there was some evidence of reduced demand and rental falls, particularly at the top end of the market and for poor quality homes. Continued buy to let interest across the UK has substantially increased the number and quality of residential properties available to let and, as a consequence, we have continued to carefully grow our representation in the market.

In April 2003, we opened our first office in Spain, in Marbella, trading as H2O Countrywide Homes Overseas. Although there have been signs of a softening in the market during the intervening period, property prices on the Costa de Sol remain firm (average sale price €306,769) and commission rates at 5.57% average are attractive. A small sub-branch, east of Malaga, was opened in November to allow customers access to more modestly priced homes and early months' figures are encouraging.

For the first six months of the year in response to the slower UK market, we allowed natural wastage to reduce the headcount in the division and, although there was some recruitment as the market improved, at the year end, total numbers remained below last year's. A full year of the costs of the Friends Provident estate agency business has raised the level of the division's overall expense base. This has also been increased by the start-up and continuing costs of our new operation in Spain and its UK support operation. These costs served to depress our margin in 2003, but, nevertheless, the margin was higher than that achieved in 2001, when sales volumes were higher.

Financial Services Division

	12 Months 2003	12 Months 2002	Change
Turnover	£72.9m	£59.0m	+24%
Operating Profit	£21.9m	£10.6m	+107%
Life protection policies arranged	43,587	49,662	-12%
Total mortgages arranged	52,763	48,982	+8%
- value	£4.7bn	£3.9bn	+21%
Panel mortgages arranged	50,773	46,586	+9%
- value	£4.6bn	£3.6bn	+28%
General insurance policies arranged	49,664	50,969	-3%
Conversion rate			
- mortgages	62.2%	52.4%	
- life policies	51.4%	53.1%	
Headcount (average FTE)	1,288	1,219	+6%

The Financial Services Division, which provides services to estate agency clients leverages off the level of house sales achieved in the estate agency offices. Although, as described earlier, house sales were some 9% lower than the previous year, the effect of this was offset by a significantly higher mortgage conversion rate. The volumes of mortgages distributed on behalf of our "blue chip" panel of mortgage providers again set record levels at £4.6 billion (2002: £3.6 billion). These improvements arose from the benefits of a more stable and growing sales force and higher sales of remortgage products. The overall penetration rate of sales of mortgages, life assurance and general insurance continue to achieve levels of genuine excellence. As the division's fees and commissions are linked to mortgage and insurance policy case sizes, the profits also benefited from the effect of higher house prices.

In addition, the division's profits benefited from a full year's commission earnings from the distribution deal with Friends Provident, since the commission earned from each policy is higher when compared to the previous in-house arrangements. Our own specialist sub prime and buy to let mortgage broking initiative, Countrywide Lending Solutions, continues to grow strongly and contributed over £2 million to the division's profit.

Surveying and Valuation Division

	12 Months 2003	12 Months 2002	Change
Turnover	£108.0m	£101.8m	+6%
Operating Profit	£31.9m	£28.7m	+11%
Valuations and survey instructions completed	605,857	588,212	+3%
Headcount (average FTE)	1,233	1,184	+4%

Countrywide Surveyors benefited from an increase in average prices, and despite the contraction in transaction volumes in the residential housing market, completed a record number of mortgage surveys and valuations. The benefit of additional instructions from new clients, together with an increase in the number of remortgage cases, more than compensated for the fall off in the residential market. However, the business continued to be capacity constrained and therefore outsourced some 81,000 cases at significantly lower margins. Whilst it is beneficial to maintain some level of outsourcing capacity to provide a cushion against market fluctuations, in-house capacity was increased by the net recruitment of a further 45 surveyors. Future capacity will be enhanced by new improvements in technological support for our surveyors, as we seek to maximise individual productivity and accuracy. This will allow us to continue to pursue market share increases in a still, predominantly, highly fragmented market.

Conveyancing Division

	12 Months 2003	12 Months 2002	Change
Turnover	£20.2m	£18.7m	+8%
Operating Profit/(loss)	(£1.5m)	£1.8m	
Completions	35,063	34,777	+1%
Headcount (average FTE)	502	438	+15%

Countrywide Property Lawyers has been developing its business around the delivery of a new computer system, originally planned for Spring 2003. This is designed to substantially enlarge the volume and profit capability of the division which is currently constrained by existing systems to circa 35,000 completions per annum. Central to these plans is the consolidation of client services in a single centre based in Manchester and premises were obtained, and staff recruited, in anticipation of the roll out of the new system. Regrettably, the level of software errors in the delivered system was such that the management did not have the confidence to implement the new system immediately. In consequence, in 2003, the business has been carrying approximately £2.3 million of additional costs with no commensurate increase in revenue. Despite the reduction in volumes in the residential housing market, the five property law centres received nearly 69,000 instructions from our estate agency offices, nearly 17% more than in 2002. In addition, because of capacity constraints, over 17,000 instructions were passed to third party lawyers.

We have reviewed the carrying value of the investment in EDC Lord, which we made in 1999. The business acquired has been completely absorbed into Countrywide Property Lawyers and it is no longer possible to identify a separate income stream from this business. Therefore, in accordance with the requirements of FRS11, we have written the goodwill arising on the investment down to nil, at a cost to this year's profits of £855,000.

Joint Ventures and Associates

	12 Months 2003	12 Months 2002	Change

Joint Venture			
Profit/(loss) before tax	£0.2m	(£0.2m)	
Net assets	£1.2m	£1.0m	+20%
Associated companies			
Profit/(loss) before tax	(£2.7m)	(£4.4m)	+39%
of which goodwill amortised	(£2.4m)	(£2.7m)	+11%
Net assets	£0.9m	£0.7m	+29%

There is now strong evidence that over 50% of all homebuyers make the first contact with the property that they buy via the internet. www.rightmove.co.uk, the property web site, in which we have a 29% stake, continues to dominate property advertising on the internet. 2003 saw rightmove become the first national property web site to generate significant profits. Membership grew from 3,025 resale offices at the start of 2003 to 4,450 at year end, with 400 new homes sites and a further 700 lettings only offices. rightmove now lists the properties of all five of the UK's largest estate agency groups and more than 50% of the top 100 high street estate agency brands. At any one time rightmove now displays close to 300,000 properties, representing more than a third of all properties for sale and to let in the UK. As the first property web site to serve 100m page impressions in a month, rightmove has joined an elite group of UK sites (numbering around 25) who have ever achieved this milestone.

TM Property Service's business is the effective delivery of electronic search information to lawyers. Unfortunately, the laudable plans to speed up the delivery of Local Authority Searches to lawyers acting on behalf of home buyers have made little progress for the last two or three years. As a consequence, growth of the business has been disappointing. During 2003, our 47% share of the business, produced a loss of £281,000. We have reviewed the carrying value of our investment in TM Property Service. The rationale for our investment in this business was to use its technology to develop an electronic sellers' pack incorporating many of the Group's products and services. In the Queen's Speech, the Government announced its intention to legislate to make Home Information Packs mandatory. The enabling bill has now been introduced, but it is unlikely that Home Information Packs will become compulsory before 2006. In addition, as mentioned earlier, the slow progress being made towards the provision of electronic searches, is a key dependency for TM's future income streams. In the light of these factors, the discounted value of the projected future cash flows arising from the investment have reduced which, following the principles of FRS 11, has led to a reduction in the value of the investment and we have written off £1.9 million of goodwill.

Central Costs

Following completion of the refurbishment of 100 Cannon Street in July, Central Costs includes the rental income and running costs of this investment property, as well as a write down of £2.75 million in the carrying value. These items have been offset by a recovery of professional indemnity insurance claims previously written off. Underlying Head Office costs were £7.4 million, 19% higher than in 2002, due to increased National Insurance and pension costs (£0.6 million) and salaries (£0.3 million).

OPERATING REVIEW

Life Assurance group

Performance in the period

Basis of Accounting

We report primarily on the Modified Statutory Solvency Basis (MSSB) and will continue to provide supplementary information on the Achieved Profit (AP) basis.

While the AP method is value based and recognises profits as they are earned over the life of an insurance policy, MSSB recognises profits on the basis used for regulatory reporting, modified principally by the deferral costs incurred in the acquisition of new business arising in the current year and by amortisation of acquisition costs deferred from previous years. Adjustments are also made to certain actuarial reserves which have been established for prudential reasons. As the company was substantially closed to new business in August 2003 and has reinsured its new business to Friends Provident with effect from 1 September 2002 there has been a significant reduction in the amount of acquisition costs deferred into future periods.

The significant related charges to profit are expected to continue through 2004 until the costs become fully amortised in 2005 at which point there will no longer be significant charges to profit arising from this modification.

MSSB Results

The following shows the Life Assurance group MSSB operating result together with headline statistics.

	12 months 2003 £m	12 months 2002 £m
Life Assurance group operating result before tax	(15.3)	4.0
Group consolidation adjustments	9.8	6.3
• Losses arising on Friends Provident reinsurance treaty	3.6	--
• Adjustments arising in connection with prospective demerger	0.3	0.1
• Intercompany charges		
Life Assurance group operating (loss) / profit before tax per Countrywide Assured Group plc financial statements	(1.6)	10.4
New Business	36,941	52,489
• Policies arranged in period	£17.3m	£20.9m
• Life annual premium income	£21.2m	£92.3m
• Life single premium income	£19.4m	£30.2m
• Life annualised premium income		
Policies in force at end of period	251, 000	268,000
Headcount (average FTE)	295	340

The Life Assurance group operating result before tax reflects the underlying result as it pertains to the prospectively demerged Life Assurance group.

The consolidation adjustments for losses arising on the Friends Provident reinsurance treaty relate to losses in the Life Assurance group which result from the arrangements with Friends Provident, which were entered into in 2002. These losses arise principally from the fact that

(1) expenses recoverable from Friends Provident for maintaining policies reinsured with them are less than the prospective actual costs of maintaining the policies;

(2) the substantial closure to new business, consequent upon the arrangements,

gives rise to dis-economies of scale in the Life Assurance group expense base; that is, fixed and semi fixed costs previously attributed to the new business segment of the business are now absorbed by the policy maintenance segment of the business, thus increasing unit costs.

As Countrywide Assured is now substantially closed to new business there will be no further underlying losses arising from this source. There is now only a small pipeline of these reinsured policies to be issued in 2004.

Adjustments arising in connection with the prospective demerger relate principally to the write off of Group relief receivable of £3.8 million in the Life Assurance group, which eliminates against a corresponding write up within CAG.

In 2003 the business was subject to a number of negative influences. These included the terms of the Friends Provident Reinsurance Agreement, as described above, the relatively poor persistency of the policy base and the effect of an increase in the number of alleged endowment misselling compensation claims.

As regards endowment mortgage misselling claims, which have also had a material adverse impact on the reported AP result, there have been a number of factors that have affected the complaint levels and hence the compensation paid. Early in the year a particular consumer group campaign allied to weak and falling Stock Market performance significantly increased the volume of complaints. Subsequent to that in May we commenced our second mailing of all endowment policyholders detailing the projected out-turn of their policy at maturity (commonly known as the RAG mailings). Although the entire mailing is staggered over a year, the early mailings were issued at the time the Stock Market was recovering from its April low point. Later in the year the FSA sponsored another campaign which recommended policyholders to file misselling claims before insurance companies introduced time-barring. The introduction of time-barring in February 2003 allowed product providers the right to decline a misselling claim where, in certain circumstances, the policyholder, having been advised of a potential shortfall, had not filed a misselling claim within set timescales. In addition to time-barring the recovery in the stock market has positively affected policyholder sentiment and reduced the average compensation at the year end by 20%.

Whilst these improvements are welcome, it became apparent during 2003 that the provisions we had made were inadequate. The provision was increased at the half year and in the third quarter we developed a more detailed model, which indicated the necessity for further strengthening of the provision, particularly as it took account of the expected cost of the ongoing administration and the pipeline of received but not settled complaint cases. The total cost of provision increases at the end of the third quarter was approximately £3 million. The provision was £12.25 million at the end of the year. Whilst the provision is regarded as realistic by management, there remains the possibility that unforeseen external influences could mean it will till require further strengthening in the future.

Our optimism in last year's Operating and Financial Review regarding our chances of success in litigation with our Professional Indemnity Insurers proved well founded. During the course of the year the matter, regarding the losses incurred due to pensions misselling claims, was settled in our favour.

Operating Expenses fell in 2003, as a result of the transfer of approximately 60 people to Friends Provident in August 2003, and the earlier restructuring of the business in the first half of the year. The cumulative effect of the transfer and the restructuring is a headcount of approximately 200 in the life company. We anticipate further cost savings in 2004 will arise mainly from salary, systems and other expenses, and that we will continue to match operating costs with expense deductions from policyholders.

Achieved Profits results

The following is a summarised statement of our AP results

	12 Months 2003 £m	12 Months 2002 £m
New business contribution	(0.7)	16.3
Existing business contribution		
• Expected return	14.9	14.2
• Experience variances		
Persistency	(12.2)	(4.5)
Pension and Endowment Mis elling Claims	(14.1)	(9.6)
Other	7.3	6.2
• Assumption changes		
Persistency rates	(26.8)	(25.6)
Expenses	(12.2)	(7.7)
Other	(0.8)	(2.4)
• Economic assumption changes		
Investment return	3.9	(5.7)
Risk discount rate	(2.6)	4.5
• Investment variances	(1.2)	(6.1)
Life Assurance group achieved loss before tax	(44.5)	(20.4)

The AP losses stated above reflect the underlying achieved loss figure before tax as it pertains to the prospectively demerged Life Assurance group.

Besides the impact of complaints redress and the terms of the Friends Provident reinsurance agreement described above, the AP results are materially impacted by poor persistency experience.

This resulted from the effect of negative publicity regarding endowments, heightened activity in the remortgage market, which led to significant levels of product replacement, poor investor sentiment and regulatory mailings on endowment products. Significant effort was expended on the effect of persistency during 2003 in two areas. Firstly we have, in conjunction with Tillinghast, the Actuarial Consultancy, reworked our modelling of our expectations of persistency. This resulted in a further strengthening of assump ions resulting in a charge to profits of £26.8 million in addition to an experience variance of £12.2 million. Secondly we continued the development of our Customer Contact Centre which has a specialist team, including qualified financial advisors, who have demonstrated success in the retention of customers through the provision of information and advice.

Guardian Assurance Default Reserve

As signposted in the last Annual Report, in April 2003, the Insurers (Reorganisation and Winding Up) Regulations 2003 came into force. The effect is that if a UK insurer were to wind-up then the direct policyholders would have priority over other debtors e.g. reassured policyholders. Prior to 1993, Countrywide Assured reassured the majority of its business with Guardian Assurance. Following the implementation of the Regulations, Countrywide Assured has increased its reserve relating to default on insurance obligations, now or in the future, by Guardian Assurance to £11 million. As at 31 December 2003, the aggregate liabilities reassured to Guardian Assurance were £180 million. Guardian Assurance is a wholly owned subsidiary of Aegon, one of the world's

largest insurance companies.

While the reserve is maintained primarily to establish the regulatory solvency position and, therefore, serves to restrict the amount which may be transferred from the long-term business fund to shareholders' funds, it is not recognised for MSSB reporting purposes, as the likelihood of default under the reassurance arrangements is currently considered by the Group's management to be remote. However, there is a cost to shareholders in maintaining the reserve and this cost of capital, estimated at £1.7 million, has been recognised as a charge to earnings under Achieved Profits reporting for the year ended 31 December 2003. Accordingly, the embedded value of the Life Assurance group has also been written down by this amount.

The management is aware that a number of major insurers are pr sently engaged in initiatives which are intended to produce potential industry-wide solutions to the issues created by the EU directive. It is, however, not certain that these initiatives will produce robust solutions which will find broad acceptance within the insurance industry or, even if such solutions are forthcoming, that any agreement acceptable to Countrywide Assured will be reached with Guardian Assurance to mitigate the effects of the Regulations.

Key Retirement Solutions

	12 Months 2003	12 Months 2002
Income	£4.3m	£3.5m
Net (loss) / profit	£0.2m	(£0.1m)
Sales volumes (number of cases):		
- equity release products	2,268	1,683
- other financial services products	499	586
Total number of cases	2,767	2,269
Size of field salesforce	26	26

Key Retirement Solutions began trading in 1998 and was effectively in development phase up to 2002 whilst it established itself in the equity release marketplace. The company became directly authorised by the FSA in December 2003.

Embedded Value

The embedded value set out below represents the value of the Life Assurance group's net assets attributable to shareholders, together with an estimate of the net present value of profits attributable to shareholders from the policies in-force.

As at 31 December	2003	2002
Net Worth	£54.2m	£63.2m
Value in Force	£98.5m	£135.9m
Embedded Value	£152.7m	£199.1m

No dividend was declared or payable at the end of 2002 or 2003.

The reduction in the embedded value reflects the strengthened provisions and revised modelling assumptions developed in anticipation of the planned demerger. As indicated in the Achieved Profit section above these provisions and assumptions have been developed in conjunction with Tillinghast, the Actuarial consultancy, and reflect the deterioration of experience during the year. This strengthenin should, barring any unforeseen circumstances, underpin the emergence of surplus to fund future dividends

The Net Worth represents the items attributable to shareholders, being shareholders' capital, retained earnings and shareholders' interest in the undistributed surplus within the long-term business fund.

The Value in Force represents the discounted value of the future expected surpluses arising from the policies in force at each respective period end. These future surpluses are calculated by projecting future cash flows using realistic assumptions for each component of the cash flow.

Solvency

The regulatory capital of life insurance companies in the UK has received significant publicity over the past year. The rules are designed to ensure that companies have sufficient assets to meet their liabilities in specified adverse circumstances. Historically Countrywide Assured has aimed to maintain a solvency ma gin of 150% of the required minimum margin. At the year end the Solvency cover was 177% of the required minimum margin with available assets of £9.9 million over the 150% target. Although the effect of EU solvency 1 Directive, which came into force on 1 January 2004, reduces the available assets by £4.0 million the cover remains above the target at 160%.

PART III: PROPOSED DEMERGER AND RETURN OF CAPITAL

Summary

- Proposed demerger subject, inter alia, to shareholder and Court approval, of the Company's life assurance operations into a separately listed company, Chesnara plc (the "Life Business") (the "Demerger"); the Company has received approval for the Demerger, subject to listing clearance, from the Financial Services Authority

- The payment to shareholders of approximately £100 million in cash, or 31 pence per current Countrywide Assured Group share in issue, comprising £85.0 million by way of a return of capital (the "Return of Capital") and £15.5 million in respect of the final dividend for the year ended 31 December 2003 (the "2003 final dividend"). The funding of the Return of Capital will be assisted by a new £100 million bank facility

- For every four Countrywide Assured Group shares currently held, shareholders will receive two Countrywide plc shares and one Chesnara plc share, together with the Return of Capital and the 2003 final dividend

- Creation of a pure play investment proposition in the UK's leading residential estate agency and professional property services business

- The creation of a sep rately quoted, well capitalised life assurance business giving shareholders direct access to a significant potential dividend stream; the Life Business is targeting, subject to unforeseen circumstances, an aggregate dividend in respect of the year ending 31 December 2004 of £10 million

- Documents giving full details of the Demerger and Return of Capital are expected to be posted to shareholders next week

Rationale

Further to the announcements on 5 December 2003 and on 18 December 2003, the Board today confirms that it intends to demerge the Life Business and to return £85.0 million in cash to shareholders by way of the Return of Capital (the "Proposals"), in addition to the 2003 final dividend of £15.5 million. The Proposals are to be effected by way of a Court approved scheme of arrangement.

The Board has taken the decision to demerge the Life Business for the following reasons:

- the Life Business is substantially closed to new business and its activities are fundamentally different in nature to the rest of the group

- there are no longer any compelling reasons for the two businesses to remain as part of the same group

- the capital requirements and investment propositions of the two businesses are entirely different

- it gives shareholders a pure play investment in both the UK's leading residential estate agency and professional property services business and in a well capitalised life assurance business with a significant potential dividend stream

The Demerger will:

- create two separate UK listed companies, offering discrete investment propositions with clear market valuations

- create greater flexibility for the continuing Countrywide business and the Life Business to manage their own resources and pursue strategies appropriate to their markets, including the adoption of more appropriate capital structures

- leave the continuing Countrywide business as a highly cash generative, market leading residential estate agency and professional property services business

Following the Demerger the Life Business will:

- target the payment of an aggregate dividend of approximately £10 million in respect of the year ending 31 December 2004, equating to approximately 3.0 pence per current Countrywide Assured Group share

- be capable of producing an attractive ongoing dividend yield for shareholders, arising both from future earnings and the potential release of surplus capital

- be well capitalised with solvency margins significantly in excess of regulatory requirements

- have a strong board and senior management team with an average of over 15 years' experience managing life assurance businesses

- be able to pursue an independent strategy, which is likely to include the outsourcing of certain of its operations and the minimisation of operating costs and may also include acquiring or managing other closed books of insurance business

Return of Capital

The Board has considered the appropriate capital structure for the continuing Countrywide group following the separation of the Life Business, taking i to account both the cash generative nature of Countrywide's business and the markets in which it operates. As a result, the Board proposes a significant Return of Capital to shareholders of £85.0 million which, when added to the 2003 final dividend of £15.5 million, will give Countrywide shareholders a substantial cash payment of, in aggregate, approximately £100 million (equating to 31 pence per existing Countrywide Assured Group share in issue as at the

date of this announcement).

The Return of Capital will leave the continuing Countrywide group with a more efficient capital structure going forward, with a more appropriate balance between equity and debt and consequently a lower overall cost of capital.

Dividend Policy

The proposed final dividend for the Group for 2003 is covered 2.2 times by the adjusted earnings per share of the Estate Agency and Property Services group. Taking into account the interest cost of the proposed gearing and the slightly higher implied risk, and in the absence of unforeseen circumstances, we currently intend to target dividend cover for Countrywide of 2.5 to 3.0 times in 2004 based on pre-exceptional earnings.

It is the intention of Chesnara's Board to maintain a minimum solvency margin of 150% and, barring unforeseen circums ances, it is targeting an aggregate dividend payment of £10 million in respect of the year ending 31 December 2004 (equating to approximately 3.0p per current Countrywide Assured Group share).

New Bank Facilities

The funding of the Return of Capital will be assisted by a new £100 million 3 year revolving bank facility to be provided by Lloyds TSB Group plc, The Royal Bank of Scotland plc and HSBC Bank plc upon the Demerger.

Effect of the Proposals

In order to set the opening share prices of Countrywide plc and Chesnara plc at an appropriate level, immediately prior to the Proposals becoming effective Countrywide Assured Group will undertake a 1 for 2 share consolidation in Countrywide plc and a 1 for 4 share consolidation in Chesnara plc.

As a result of the Proposals, shareholders will receive the following:

For every 4 existing shares in Countrywide Assured Group:

2 new ordinary shares in Countrywide plc (which will comprise the continuing Countrywide group)
plus

1 new ordinary share in Chesnara plc (which will comprise the Life Business)
plus

103.3 pence in cash by way of the Return of Capital (in addition to 19.0 pence by way of the 2003 final dividend) (based on the current number of shares in issue)

Boards of Directors

The Boards of Countrywide plc and Chesnara plc going forward will be as follows:

Countrywide

Christopher Sporborg	Non-executive Chairman
Harry Hill	Group Managing Director
Michael Nower	Group Finance Director
Michael Gordon	Senior Non-executive Director
Peter Mason	Non-executive Director
Andrew Brown	Non-executive Director

Life Business

Christopher Sporborg	Non-executive Chairman
Graham Kettleborough	Chief Executive
Ken Romney	Finance Director
Frank Hughes	Executive Director
Peter Mason	Senior Non-executive Director
Michael Gordon	Non-executive Director
Terry Marris	Non-executive Director

Incentivisation Schemes

As part of the Proposals, new incentive schemes will be put in place in relation to both Countrywide plc and Chesnara plc. Details of these new incentive schemes will be included in the documentation expected to be posted to shareholders next week.

Listing

Application will be made for the shares of Countrywide plc and Chesnara plc to be admitted to listing on the Offici l List of the UK Listing Authority and to trading on the London Stock Exchange.

Timetable

It is expected that full details of the Proposals will be despatched to shareholders next week. The Demerger is subject to, inter alia, shareholder and Court approval. The following is the indicative timetable of principal events connected with the Proposals:

18 March 2004	Posting of documents to shareholders
28 April 2004	Extraordinary General Meeting and Court Meeting
21 May 2004	Record date for participation in the Proposals and the 2003 fina dividend
21 May 2004	Last day of dealings in Countrywide Assured Group shares
25 May 2004	Dealings commence in Countrywide plc shares and Chesnara plc shares
11 June 2004	Payments in respect of the Return of Capital and the 2003 final dividend

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Countrywide Assured Group PLC
TIDM	CWA
Headline	Demerger update
Released	08:00 18-Feb-04
Number	5415V

RNS Number:5415V
Countrywide Assured Group PLC
18 February 2004

Not for release or distribution in or into the United States, Canada, Australia or Japan

PRESS ANNOUNCEMENT

EMBARGOED UNTIL 8.00AM

18 February 2003

COUNTRYWIDE ASSURED GROUP PLC ("COUNTRYWIDE")
DEMERGER OF COUNTRYWIDE'S LIFE ASSURANCE OPERATIONS - UPDATE

Further to the announcement issued on 18 December 2003, Countrywide is pleased to announce that it has received approval, subject to listing clearance, from the Financial Services Authority to demerge its life assurance operations into a new company, which will be called Chesnara plc. Listing particulars are expected to be issued in mid to late March. Trading in Chesnara plc shares is expected to commence in late May, once, inter alia, shareholder and court approval have been obtained and the shares have been admitted to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange.

Enquiries:

Countrywide Assured Group plc — Tel: 01376 533 700
Christopher Sporborg (mobile: 07836 204 449)
Harry Hill
Michael Nower

Chesnara plc — Tel: 01772 840 001
Christopher Sporborg (mobile: 07836 204 449)
Graham Kettleborough

Hawkpoint Partners Limited (financial advisers to Countrywide and Chesnara plc) — Tel: 020 7665 4500
David Reid Scott
David Renton
Hugh Elwes

HSBC Bank plc (brokers to Countrywide) — Tel: 020 7991 8888
John Hannaford
Alex Shorland-Ball

WestLB Panmure Limited (brokers to Countrywide) — Tel: 020 7020 5111
Edward Farmer

Numis Securities Limited (brokers to Chesnara plc) — Tel: 020 7776 1500
Oliver Hemsley
Simon Law

Cubitt Consulting (PR advisers) Tel: 020 7367 5100
Simon Brocklebank-Fowler
Serra Balls

This announcement does not constitute an offer or invitation to purchase securities.

Hawkpoint Partners Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Countrywide and Chesnara plc and no one else in connection with the proposed Demerger and will not be responsible to any other person for providing the protections afforded to clients of Hawkpoint Partners Limited or for providing advice in relation to the proposed Demerger.

HSBC Bank plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Countrywide and no one else in connection with the proposed Demerger and will not be responsible to any other person for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the proposed Demerger.

WestLB Panmure Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Countrywide and no one else in connection with the proposed Demerger and will not be responsible to any other person for providing the protections afforded to clients of WestLB Panmure Limited or for providing advice in relation to the proposed Demerger.

The corporate finance department of Numis Securities Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Chesnara plc and no one else in connection with the proposed Demerger and will not be responsible to any other person for providing the protections afforded to clients of Numis Securities Limited or for providing advice in relation to the proposed Demerger.

This announcement, for which the directors of Countrywide are responsible, has been issued by Countrywide and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Hawkpoint Partners Limited.

END

Regulatory Announcement

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Company	Countrywide Assured
TIDM	CWA
Headline	Notice of Results
Released	09:31 17-Feb-04
Number	PRNUK-1702

17 February 2004

Regulatory Information Services

The London Stock Exchange

Old Broad Street

London

EC2N 1HP

Dear Sir,

Countrywide Assured Group plc

Final Results for the Year ended 31 December, 2003

We would advise that a Committee Meeting of the Board of Directors of the Company will be held on Tuesday, 9 March, 2004 at Countrywide House, Perry Way, Witham, Essex CM8 3SX commencing 5.30 p.m. to consider and approve the Company's Chairman's Statement; Annual Report and Accounts for the year ended 31 December, 2003; dividend payment, if any; and the announcement of the annual results.

The announcement of the annual results will be released to the London Stock Exchange on Wednesday, 10 March, 2004 at 7.00 a.m.

Yours faithfully,

G R Williams

Company Secretary

Countrywide Assured Group plc

END

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Regulatory Announcement

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Company	Countrywide Assured Group PLC
TIDM	CWA
Headline	Document Posted
Released	07:30 19-Mar-04
Number	6963W

RNS Number:6963W
Countrywide Assured Group PLC
19 March 2004

Not for release or distribution in or into the United States, Canada, Australia or Japan

PRESS ANNOUNCEMENT
EMBARGOED UNTIL 7.30AM
19 March 2004

COUNTRYWIDE ASSURED GROUP PLC ("COUNTRYWIDE")
DOCUMENTS REGARDING DEMERGER AND RETURN OF CAPITAL POSTED

Further to its preliminary results announcement issued on 10 March 2004, Countrywide yesterday issued a circular to its shareholders in connection with the £85 million return of capital by Countrywide (the "Return of Capital"), the demerger of its life assurance operations and the introduction to the Official List of the UK Listing Authority of two new holding companies, Countrywide plc and Chesnara plc (the "Demerger"). This will be effected by means of a scheme of arrangement under section 425 of the Companies Act 1985 and a reduction of capital.

Chesnara plc yesterday issued listing particulars in relation to the proposed admission to the Official List of the UK Listing Authority of up to 85,992,131 ordinary shares in Chesnara plc to be issued pursuant to the Demerger.

Countrywide plc yesterday issued listing particulars in relation to the proposed admission to the Official List of the UK Listing Authority of up to 171,984,262 ordinary shares in Countrywide plc to be issued pursuant to the scheme of arrangement.

These documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility (documents will usually be available for inspection within six normal business hours of this notice being given), which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (020) 7066 1000

Enquiries:

Countrywide   Tel: 01376 533 700
Harry Hill
Michael Nower

Chesnara plc   Tel: 01772 840 001
Graham Kettleborough

Hawkpoint Partners Limited | Tel: 020 7665 4500
(financial advisers to Countrywide, Countrywide plc and Chesnara plc)
David Reid Scott
David Renton
Hugh Elwes
Jonathan Coddington

HSBC Bank plc | Tel: 020 7991 8888
(brokers to Countrywide and Countrywide plc)
John Hannaford
Alex Shorland-Ball

Numis Securities Limited | Tel: 020 7776 1500
(brokers to Chesnara plc)
Oliver Hemsley
Simon Law

The Wriglesworth Consultancy | Tel: 020 7620 2228
(PR advisers to Countrywide and Countrywide plc)
John Wriglesworth (mobile: 07774 988 275)
Mark Baker

Cubitt Consulting | Tel: 020 7367 5100
(PR advisers to Chesnara plc)
Simon Brocklebank-Fowler
Serra Balls

This announcement does not constitute an offer or invitation to purchase securities.

Hawkpoint Partners Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Countrywide, Countrywide plc and Chesnara plc and no one else in connection with the proposed Demerger and Return of Capital and will not be responsible to any other person for providing the protections afforded to clients of Hawkpoint Partners Limited or for providing advice in relation to the proposed Demerger and Return of Capital.

HSBC Bank plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Countrywide and Countrywide plc and no one else in connection with the proposed Demerger and Return of Capital and will not be responsible to any other person for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the proposed Demerger and Return of Capital.

The corporate finance department of Numis Securities Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Chesnara plc and no one else in connection with the proposed Demerger and will not be responsible to any other person for providing the protections afforded to clients of the corporate finance department of Numis Securities Limited or for providing advice in relation to the proposed Demerger.

This announcement, for which the directors of Countrywide are responsible, has been issued by Countrywide and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Hawkpoint Partners Limited.

END

2

2.1

Regulatory Announcement

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Company	Countrywide Plc
TIDM	CWD
Headline	Interim Results
Released	07:02 11-Aug-05
Number	PRNUK-1008

Countrywide plc

Press Release embargoed until 7.00 a.m. 11 August 2005

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005

Operating profit £2.0m (2004: £41.5m*), profit before tax £3.5m (2004: £30.7m*)

EPS 1.82p (2004: 12.20p*)

Average house price £176,000 (2004: £167,200)

Total Shareholder Return maintained

Branches owned at 30 June 1,072 (2004: 804) plus 109 Franchised offices (2004: 89)

Improved pipeline of sales awaiting exchange of £76.3m (2004: £71.1m)

Successful integration of BBEA into existing business, raising commission rates and reducing costs

Countrywide Residential Lettings now managing 51,000 properties

Conversions of house sales into mortgage business by the pre-acquisition Financial Services sales force increased to 66.8% (2004: 60.4%)

Continued investment in Surveying and Valuation division in preparation for the introduction of HIPs in 2007

* Comparative numbers have been restated for IFRS and include the Life Business demerged in May 2004.

Christopher Sporborg, Chairman of Countrywide plc, said:

'The results for the first half of this year, as we predicted in our April AGM trading statement, are materially below last year. The results incorporate the first full six months results from the businesses we acquired from Bradford & Bingley Group last October and thus comparison with the 2004 results is difficult.

Whilst the housing market has shown some seasonal uplift, completed transactions recorded by the Land Registry in the six months to June are nearly 33% below the same period last year, and, taking account of the time-lag in recording these figures, this accords with our own experience. The market appears to be stable at this lower level, at which the group can, excluding special circumstances, operate profitably. However, public confidence in the housing markets, whilst improved from the nadir of last Autumn, could easily be knocked off course by external events, and we remain careful to ke our costs at a level appropriate to the market, whilst continuing to invest for th future. In the absence of any deterioration in the market, our estate agency and financial services businesses should return to profitability in the second half, not least because the number of house sales in the pipeline is nearly

7,500 higher than at the start of the year.'

For further information please contact:

Countrywide plc

Christopher Sporborg, Chairman Tel: 07836 204 449

Harry Hill, Group Managing Director Tel: 01376 533 700

Conference call 3.00pm London Tel: + 44 (0)20 8609 0795

PIN no.: 902449#

SUMMARY

	6 Months 2005	6 Months 2004	Change
Operating Profits	£2.0m	£41.5m	-95%
Profit before tax	£3.5m	£30.7m	-89%
Earnings per share	1.82p	12.20p	-85%
Interim dividend per share	1.0p	4.50p	-7.8%
House sales exchanged	40,641	42,941	-5%
Mortgages arranged	21,280	24,562	-13%
Valuations and survey instructions	319,424	313,832	2%
Conveyances completed	12,597	17,314	-27%
Life policies arranged	13,472	16,855	-20%

BUSINESS REVIEW

The results for the first half of this year, as we predicted in our April AGM trading statement, are materially below last year. The results incorporate the first full six months results from the businesses we acquired from Bradford & Bingley Group last October and thus comparison with the 2004 results is difficult.

Whilst the housing market has shown some seasonal uplift, completed transactions recorded by the Lane Registry in the six months to June are nearly 33% below the same period last year and, taking account of the time-lag in recording these figures, this accords with our own experience. Against this background, and as a result of the historically low pipeline of transactions in progress brought forward from last year, the estate

agency division has recorded an operating loss - the first since 1995 - and the financial services division and transactional conveyancing business have been similarly affected.

We have made good progress in assimilating the businesses we bought from Bradford & Bingley Group in October 2004, being particularly successful in raising commission rates and reducing costs. Nevertheless, we estimate that the acquired businesses made a negative contribution of £2.7m in the first six months of 2005.

In the April trading update, we explained that the surveying and valuation division, whilst suffering reduced volumes of instructions, has continued to invest to retain our capacity in anticipation of the introduction of HIPs in 2007. In our update, we also stated that computer software problems, in our transaction conveyancing business, have led to delays in its implementation. This has reduced our capacity and their pipelines below expectations, which has had the effect of increasing the operating loss by an estimated £2m in this six month period.

The comparative results for last year included both the contribution from the demerged life business, and the costs of the demerger and return of capital.

Operating cash flow suffered as a result of the poor trading conditions and taking account of this and given the continuing financing requirements of the acquisitions the Board authorised a placing of shares equal to 5% of existing issued share capital in March, raising £28.5m (net). In addition, we have commenced a programme of the disposal of recently acquired freehold properties, and also have limited our capital expenditure only to major strategic investment and essential renewals. These actions, together with cost saving measures introduced into all divisions reduced the net debt position of £55.9m at the year end to £48.5m at the end of June.

The Board remains committed to returning capital to shareholders wherever possible. However, during the last 12 months, many of our shares have been acquired by offshore based institutions, to whom traditional dividends from the UK are less attractive as they suffer withholding tax deductions. Accordingly, we have decided to reduce the interim dividend to 1p (2204: 4.5p) but simultaneously commit that, at management's complete discretion in regard to the timing, £6.3 million (equivalent to 3.5p dividend) will be used before 31 December 2005 to buy back shares for cancellation. This decision has been reached after extensive discussions with major shareholders in both the UK and US-and will be reviewed by the Board regularly.

The group is presenting its consolidated financial results for the first time prepared under International Financial Reporting Standards (IFRS), which became mandatory for all EU listed companies on 1 January 2005. The impact on these results, and the comparatives, is relatively small. Additional details are shown later in this statement.

Estate Agency Division

	6 Months 2005	6 Months 2004	Chang
Turnover - UK	£117.9m	£125.3m	-6
- Lettings	£19.0m	£13.9m	37
- Overseas	£1.3m	£1.0m	30
Operating (loss)/profit - UK Estate Agency	£(6.4)m	£22.3m	-129

	- UK Lettings	£2.7m	£2.1m	29
Operating loss	- Overseas	£(0.4)m	£(1.4)m	71
Branches at 30 June	- owned	1,072	804	33
	- franchised	109	89	22
House sales exchanged	- owned	38,965	40,643	-4
	- franchised	1,676	2,298	-27
Average commission		1.63%	1.74%	
Average house price		£176,600	£167,200	6
Headcount (average FTE)		6,973	5,586	25
Average employees per branch		5.02	5.46	-8
Closing pipeline		£76.3m	£71.1m	7
Closing pipeline (no. of offers)		42,030	23,340	3

UK estate agency

We have now fully integrated the ex Bradford & Bingley estate agency offices into our existing business, and thus comparison with prior periods is difficult. However, on a per office measure, new sales arranged were 23.7% below the first six months of 2004, whilst exchanges were 29.1% lower, as a result of the very weak trading conditions experienced in the final quarter of 2004 which substantially depleted our pipeline of business carried into 2005.

Commission rates have improved, both in the original and acquired offices. In October 2004, the blended average commission rate on exchanges was 1.58%, this had increased to 1.65% by June 2005. The stock of homes we have for sale has increased by 48% since the beginning of the year, resulting in greater choice for buyers, in turn leading to a reduction in the rate of increase in average house prices. However, prices in many of the ex Bradford & Bingley estate agency offices have experienced above average increases, due partially to mix and partially to regional factors. This has boosted the overall group average house price increase beyond that being experienced in the market.

Prompt action was taken to mitigate the reduced level of income with the closure of 33 branches, a 9% reduction in staff numbers through natural staff turnover, and careful management of operating costs, which for the pre-acquisition group reduced costs by a further 4%. Also, through a combination of group arrangements and cost saving initiatives by the local management, we have been able to bring the operating costs of the ex-BBEA offices in line with our existing businesses and have reduced annual costs by at least £8.5m. Following the acquisition, it was considered appropriate to allocate the senior estate agency management overheads to the estate agency division. These had previously been accounted for in central costs. This has increased costs for the division by £1.3m over last year's comparative.

Our property auctions business continues to grow - instructions were 57% higher than last year - giving rise to a useful contribution to divisional profits. Despite the difficult market conditions we continue to invest for the future where appropriate - for example, John D Wood, our upmarket London business, has opened a new office in South Kensington, which is already showing excellent

results.

Franchising

Despite the difficult housing market conditions, 22 new franchised offices signed up in the six months to June, and 11 new offices began trading. After some closures and terminations, there were 109 offices trading at the end of June, compared to 89 a year earlier. With the lower volumes of transactions, some franchisees were unable to afford a full time financial services consultant, and we therefore opened a telesales operation to service their clients. Initial indications from this new operation are encouraging.

Lettings

Our provincial lettings business, Countrywide Residential Lettings, has had an excellent start to the year, buoyed by the additional outlets acquired with the Bradford & Bingley estate agency business, where productivity has shown measurable improvement following its successful integration. The company now manages a portfolio of over 51,000 houses, flats and commercial properties.

Meanwhile our London lettings business, which trades as John D Wood & Co Lettings, has opened two new branches to take advantage of the active renewals market, although these are not expected to be profitable this year.

Overseas

At the beginning of 2005 we restructured our operating model in Spain to reflect the reduced demand in Southern Spain arising largely from the slower UK market. Through collaboration with other reputable operators we are now offering a greater choice of properties and locations to our customers. As a result of these actions, losses have been reduced by £1m in the six months to June.

Financial Services Division

	6 Months 2005	6 Months 2004	Change
Turnover	£32.6m	£34.1m	-4%
Operating profit	£4.3m	£7.3m	-41%
Total mortgages arranged	21,280	24,562	-13%
Panel mortgages arranged	83%	97.0%	
- value	£1.8bn	£2.3bn	-22%
Life protection policies arranged	13,472	16,855	-20%
General insurance policies arranged	17,765	21,595	-18%
Conversion rate			

- mortgages	54.6%	60.4%	
- life policies	34.6%	41.5%	
- general insurance	45.6%	53.1%	
Headcount (average FTE)	1,368	1,360	-

We have continued to operate the former BBEA financial services business separately from our original financial services sales force. This business experiences lower conversion rates across all product lines, which contributed to its £600,000 loss for the six months to June. However, we plan to fully integrate these businesses by the end of 2005, ensuring that operating efficiencies are achieved and that our panel lenders and insurance providers benefit from increased distribution as a result of this merger.

Both businesses suffered from the impact of the reduction in the volume of house exchanges. However, the conversion of house sales into mortgage business and general insurance sales in the original group improved to 66.8% and 60.4%. Life protection policy sales continued to be difficult, due to issues of affordability, and the conversion rate was held at 41.3%. Although business volumes have dropped, the continued rise in house prices has ensured that average fees earned for mortgages have, to some extent, offset the volume shortfall.

Productivity within our mortgage administration unit increased by 13% as a result of the rationalisation in late 2004.

Surveying and Valuation Division

	6 Months 2005	6 Months 2004	Chang
Turnover	£53.6m	£55.9m	-1
Operating profit	£8.0m	£16.2m	-51
Valuations and survey instructions completed	319,424	313,832	2
Headcount (average FTE)	1,735	1,254	38

Countrywide Surveyors

The fortunes of our surveying and valuation division are closely linked to the number of mortgages approved by our lender clients. Figures published by the Bank of England show that the total approvals for housing transactions in the six months to the end of June was 23.9% down on last year, whilst the number of remortgage approvals was down 10.4%. Approximately half Countrywide Surveyors work is comprised of remortgage surveys and valuations. As a result of the market down turn, we have reduced the volume of work panelled to third party surveyors to the minimum required by our clients, the lenders, although we are ourselves experiencing a reduction in the volume of work we receive from banks and building societies with in-house capabilities and other panel managers, which has led to a slight reduction in market share.

Securemove Property Services

This business, acquired in October 2004, contributed £739,000 in the six months to June 2005. It too has suffered from depressed market conditions, and its results have also been impacted by a disproportionately higher cost base. Since we acquired the business we have achieved cost savings of some £2.7m through the integration of most back office processes, and we now plan further integration of much of the operational management into the Countrywide Surveyors structure, while continuing to maintain a separate identity for its customers. This process should be completed by the third quarter of 2005. This move should facilitate the future roll out of our technology to the acquired offices and also achieve further marginal cost savings . With the reduction in volumes across the division we are operating well below optimum productivity levels.

With the reduction in volumes across the surveying division we are operating well below optimum productivity levels. However, in anticipation of the introduction of Home Information Packs, planned for 2007, we consider it essential to maintain our team of surveyors at its current level, despite the not inconsiderable short-term effect on profitability.

Conveyancing Division

	6 Months 2005	6 Months 2004	Change
Turnover	£9.3m	£10.4m	-11%
Operating loss	£(4.7)m	£(1.6)m	-194%
Completions	20,490	17,314	18%
Headcount (average FTE)	608	539	13%

Countrywide Property Lawyers

This business continues to be constrained by a lack of capacity. Despite the lower level of housing transactions in the market, by our estate agency offices generated a total of 41,400 instructions, which represented a 10% increase over the first six months of 2004, although 46% of these were passed on to panel lawyers, double the level in 2004. We currently panel instructions to 25 law firms.

Unfortunately, as we explained in April, the software underpinning the new computer system, which was developed to increase our capacity and the number of conveyancing transactions that the business can handle, has proven incapable of dealing with the increase in matters being processed. Consequently, we have suspended the rollout of the technology and reverted to processing new business on the existing system, with its in built capacity constraints. This has caused the level of business in the pipeline to fall below previous years. We have commissioned external consultants to conduct a detailed review of the systems options available which would be able to create the capacity needed to support the level of instructions created by our estate agency business. The outcome of this review, which is expected in the third quarter, may be the abandonment of the new system. Should this be the case, we will need to write-off the £3.5m net book value of the new development. We will be seeking to recover our losses from the supplier of the software. As a result of these difficulties, losses in this business increased by £2.1m in the half year, and whilst we can anticipate an increase in the level of the pipeline in the coming months, and some reduction in costs, we are not optimistic for the results of this business for the remainder of the year.

Remortgage Conveyancing Matters

The growth prospects for this subsidiary have been encouraging since its launch in December 2004.The business combines the innovative use of technology and Business Process Outsourcing in India to offer lenders a service which is highly cost effective, quick, and efficient.

Business volumes have built steadily, reflecting both the desire of lenders to prudently test the service before adoption, and the timing for expiration of contractual arrangements they have with existing suppliers. Nevertheless we are already processing work for two of the country's top five mortgage lenders. The cost of running the business for the half year was £1.1m.

TitleAbsolute

The Group acquired this conveyancing panel management business at the beginning of 2005 with a view to offering this service to lenders and other institutions. A major high street lender has already appointed the business as a panel manager to provide conveyancing services to its clients, and the rollout of our system to this lender's branches has been successfully completed. We anticipate increasing levels of instructions from this source and other such contracts. The business processed 8,130 completions in the six months to June 2005, of which 4,581 were instructed by Countrywide Property Lawyers, and contributed £ 174,000 to operating profit.

rightmove.co.uk (30% Ownership)

Rightmove continues to go from strength to strength; our share of turnover rose to £2.3m (2004: £1.1m) for the half year and it made a contribution to group profits before tax of £900,000 (2004: £228,000). In the six months to June 1,241 estate agency offices were added to the internet property portal, bringing the total number of offices, displaying over 550,000 properties, on the site to 7,802. In addition, it has 1,675 lettings outlets and 1,426 new homes developments advertising on the site. It continues to enhance its offering to clients whilst developing several exciting new products and services. In June, it announced the appointment of Scott Forbes as chairman, with the task of reviewing the prospects for a flotation of the business in due course.

TM Holdings (47% Ownership)

TM has seen a considerable improvement in performance since it increased its product line in 2004. Turnover increased by 22% in the six months to June and it made a small contribution to group profits before tax of, £147,000 (2004: loss £113,000). It continues to explore new products and clients to enhance its profits. Along with other group businesses it should benefit from the introduction of HIPs, in particular since the Government has a stated aim, in advance of HIP's, to increase the number of local authorities providing electronic searches thus enabling TM to expand sales of its core product.

Central costs

In the first half of 2004 we reported Central costs of £6.1m, excluding costs arising from the demerger and return of capital; this comparative has been reduced under IFRS by the net impact of the reversal of the SSAP24 amortisation charge for the pension deficit £0.5m, a credit for lease incentives of £55,000 and a charge for share based payments of £146,000 resulting in a restated net cost for 2004 of £5.7m. This cost also included a non-recurring cost related to the write off of computer software of £1m and a cost related to share

options held in the employee benefit trust and National Insurance of £1.2m. Excluding these charges, the underlying cost base in 2004 was therefore £3.5m. In 2005, Central costs in 2005 were £1.4m but have benefited from a dividend of £1m from the insurance cell and a recharge of costs to the Estate Agency division of £1.3m. Underlying Central costs for the six months to 30 June were therefore £2.4m.

Cash Flow and Balance Sheet

Working capital management has been a key focus in a very difficult market and consequently the reduction in operating cash flow of £35.0m, broadly reflects the reduction in operating profit of £39.5m. Reduced levels of capital expenditure, taxation and dividends, coupled with cash raised from the rights issue £28.5m; freehold property sales £5m; and dividends from investments £ 1.5m; resulted in a reduction in the net debt position of £7.4m over the period.

International Financial Reporting Standards

The main changes resulting from the adoption of IFRS are as follows:

Accounting for share based payments relating to share options.

Accounting for employee benefits arising from the defined benefit pension scheme. The group has chosen to adopt early the amendment to IAS 19, which allows actuarial gains and losses on defined benefit pension schemes to be recognised in full through the statement of recognised income and expense.

The cessation of goodwill amortisation and the reinstatement of goodwill impairment.

The requirement not to accrue proposed dividends.

The valuation of intangible assets on acquisition of a business. This is particularly significant since the pipeline of business acquired with estate agency operations unwinds over a short period of time which resulted in the asset acquired with the business bought from Bradford & Bingley and Freeman Forman being written off in full in 2004.

All comparative figures have been restated under IFRS.

The following table summarises the impact of IFRS.

	6 months ended 30 June 2004		Year ended 31 December 2004	
	UK GAAP	IFRS	UK GAAP	IFRS
Profit before taxation	£30.2m	£30.7m	£42.7m	£42.1m
Taxation	£(10.8)m	£(10.6)m	£(14.5)m	£(15.0)m
Profit after taxation	£19.4m	£20.1m	£28.1m	£27.1m
Net liabilities	£15.5m	£17.7m	£12.3m	£16.7
Basic earnings per share	11.73p	12.20p	16.84p	16.26p

Full details of the transition to IFRS and reconciliations are given in pages 21 to 27.

The balance sheet has been restated for IFRS resulting in shareholder liabilities increasing from £12.3m at the year end to £16.7m. The principal adjustments were the inclusion of the deficit in the defined benefit pension plan of £12.8m; and an adjustment in relation to the final dividend accrued at the year end of £7.6m.

Developments

We have referred to our difficulties with the developments software at Countrywide Property Lawyers, but it is pleasing to report that we have made good progress with other IT systems in other group companies. We have rolled out our estate agency software to the majority of the acquired branches; we have completed the pilot of our new surveyor's system, and are commencing the roll-out in earnest - we now have over 50 surveyors successfully using the new software and equipment; on a smaller scale, but no less important, both our lettings businesses are undergoing systems changes designed to improve their back office processes, not least to improve the links between accounting and operational systems, thus considerably improving the service to clients; finally, there is a continual need to update our point of sale system and our remortgage conveyancing system.

We are continuing to develop the group strategy in anticipation of the introduction of HIPs, which we believe will be positive both for the home buying process and many of our divisions. We were pleased to see the recent Government announcement confirming that the timetable for the introduction of HIPs in early 2007 is still on track. This greater degree of certainty is welcome as we will need to incur considerable costs in order to ensure that our employees are fully trained, and that we have available the additional capacity required to meet the anticipated demand.

We have recently defended a High Court action brought by the purchasers of a former subsidiary in 1996, the total claim under the action is £3.4m. Judgement is not expected until the Autumn and, in the meantime, acting on the advice of our lawyers, we are holding a suitable provision based on their expectations of a successful outcome for Countrywide.

Outlook

As mentioned earlier, this year the housing market has experienced a fairly normal seasonal pattern, albeit at levels well below previous years. The market appears to be stable at this lower level, at which the group can, excluding special circumstances, operate profitably. However, public confidence in the housi market, whilst improved from the nadir of last Autumn, could easily be knocked off course by external events, and we remain careful to keep our costs at a level appr to the market, whilst continuing to invest for the future. In the absence of any deterioration in the market, our estate agency and financial services businesses should return to profitability in the second half, not least because the number of house sales in the pipeline is nearly 7,500 higher than at the start of the year.

C H Sporborg

Chairman

Date 10 August 2005

Unaudited condensed consolidated interim income statement

For the six months ended 30 June 2005

	Note	2005		6 months 2004			12 mo
		Total*	Continuing operations	Discon-tinued operations	Total	Continuing operations	conti operat
		£000	£000	£000	£000	£000	
Revenue	2	236,219	239,949	59,350	299,299	474,186	59
Other income		8,484	3,823	-	3,823	9,614	
Employee benefit costs	7	(151,915)	(128,640)	(3,352)	(131,992)	(269,284)	(3,
Depreciation and impairment		(5,805)	(4,382)	(174)	(4,556)	(9,782)	(
Administrative expenses		(84,942)	(71,664)	(53,450)	(125,114)	(152,618)	(53,
Operating profit	2	2,041	39,086	2,374	41,460	52,116	2
Interest receivable		1,040	507	-	507	2,219	
Financing costs payable		(3,134)	(405)	-	(405)	(3,380)	
Profit/(loss) on disposal of properties		2,807	(2,207)	-	(2,207)	(1,909)	
Cost of group restructuring		-	(8,700)	-	(8,700)	(9,424)	
Share of profit of associates		160	(115)	-	(115)	(287)	
Share of profit of joint ventures		545	157	-	157	376	
Profit before tax		3,459	28,323	2,374	30,697	39,711	2

Income tax expense	4	(279)	(9,617)	(955)	(10,572)	(13,989)	(
Profit for the period		3,180	18,706	1,419	20,125	25,722	1
Basic earnings per share	6	1.82p	11.33p	0.86p	12.20p	15.41p	0
Diluted earnings per share	6	1.81p	11.23p	0.85p	12.09p	15.33p	0

* In 2005, all activities are derived from continuing operations

Unaudited condensed consolidated interim statement of recognised income and expense

For the six months ended 30 June 2005

	6 months		12 month
	30 Jun 2005	30 Jun 2004	31 D 20
	£000	£000	£0
Foreign exchange translation differences	(2)	142	2
Actuarial gain/(losses) arising in the pension scheme	-	1,801	5
Deferred tax adjustment arising on the pension scheme assets and liabilities	-	(540)	(15
Income and expense recognised directly in equity	(2)	1,403	5
Profit for the period	3,180	20,125	27,1
Total income and expense recognised for the period	3,178	21,528	27,7

Unaudited condensed consolidated interim balance sheet

At 30 June 2005

	Note	30 Jun 2005 £000	30 Jun 2004 £000	31 De 2004 £000
Assets				
Property, plant and equipment		33,757	31,943	40,72
Goodwill		37,607	16,745	34,66
Intangible assets		1,238	-	1,23
Investment property		-	22,038	
Investments in joint ventures		1,005	1,391	1,95
Investments in associates		2,611	2,626	2,45
Other investments		1,248	1,867	1,21
Other receivables		2,294	-	2,29
Deferred tax		8,008	8,065	7,71
Non-current assets held for sale		1,496	-	
Total non-current assets		89,264	84,675	92,26
Trade and other receivables		78,483	66,346	55,59
Prepayments		16,995	6,789	16,53
Cash and cash equivalents		12,280	11,143	21,39
Total current assets		107,758	84,278	93,53
Total assets		197,022	168,953	185,79

Equity

Issued Capital	5	8,938	8,456	8,51
Reserves	8	(402,669)	(432,501)	(430,74
Retained earnings	8	401,317	406,340	405,5
Total equity attributable to equity holders of the parent		7,586	(17,705)	(16,65
Liabilities				
Interest-bearing loans and borrowings		60,000	45,000	75,0
Employee benefits	7	13,889	11,870	13,4
Provisions		14,500	8,507	14,2
Deferred income		20,519	20,618	19,6
Deferred tax liabilities		201	345	2
Total non-current liabilities		109,109	86,340	122,5
Bank overdraft		1,050	2,051	2,2
Interest-bearing loans and borrowings		60,000	45,000	75,
Trade and other payables		79,277	82,667	77,
Total current liabilities		80,327	100,318	79,
Total liabilities		189,436	186,658	202,
Total equity and liabilities		197,022	168,953	185,

Unaudited condensed consolidated interim statement of cash flows

For the six months ended 30 June 2005

	6 months 30 Jun 2005		6 months 30 Jun 2004		12 months 31 Dec 2004	
	£000	£000	£000	£000	£000	£000

Cash flows from operating activities			
Net profit before tax	3,459	30,697	42,085
Adjustments for:			
Depreciation	5,805	4,556	9,956
Amortisation of intangible asset	-	-	199
Share based payments	190	290	687
Write down of investments	-	2,207	1,909
Income from associates	(705)	(42)	(89)
Movement on provisions	266	(1,537)	3,163
Unrealised gains	-	288	288
Profit/loss on sales of fixed assets and investments	(2,847)	(92)	(427)
Profit on technical account	-	(2,967)	(2,967)
Group restructuring charge	-	8,700	9,424
Net finance expense	2,094	(102)	1,[illegible]1
Operating profit before working capital changes	8,262	41,998	65,389
(Increase)/decrease in trade and other receivables	(24,593)	(10,488)	17,502
Decrease/(increase) in trade and other payables	3,774	(188)	(8,876)
Cash generated from operations	(12,557)	31,322	74,015
Interest paid	(2,661)	-	(2,479)
Income taxes paid	(2,796)	(14,344)	(22,020)
Net cash from operating activities	(18,014)	16,978	49,516
Cash from investing activities			
Acquisition of subsidiaries net of cash acquired	(985)	-	(48,479)
Purchase of investments	(31)	-	(11)
Demerger of subsidiary	-	(1,043)	(1,043)

Net portfolio - Life Business shareholder investments	-	(8,337)	(8,337)
Purchase of property, plant and equipment	(2,950)	(7,156)	(14,585)
Proceeds from sale of property, plant and equipment	5,695	49	22,730
Dividends received	1,500	-	-
Interest received	1,040	514	2,180
Net cash used in investing activities	4,269	(15,973)	(47,545)
Cash flows from financing activities			
Proceeds from issuance of share capital	28,499	10,979	12,749
Proceeds from disposal of own shares	-	762	1,742
Cost of group restructuring	-	(10,005)	(10,550)
Proceeds from term loans	-	45,000	75,000
Repayment of term loans	(15,000)	-	(15,600)
Return of capital	-	(85,004)	(85,004)
Dividends paid	(7,625)	(15,966)	(23,528)
Net cash used in financing activities	5,874	(54,234)	(45,191)
Net decrease in cash and cash equivalents	(7,871)	(53,229)	(43,220)
Cash and cash equivalents at the beginning of the period	19,101	62,321	62,321
Cash and cash equivalents at the end of the period	11,230	9,092	19,101

Notes to the unaudited condensed consolidated interim financial statements

1. Significant accounting policies

Countrywide plc is a company domiciled in the United Kingdom. The condensed consolidated interim financial statements of the Company for the six months ended 30 June 2005 comprise the Company and its subsidiaries (together referred to as the Group) and the Group's interest in associates and jointly controlled entities.

The condensed consolidated interim financial statements were authorised for issuance on 10 August 2005.

a) Statement of compliance

These are the Group's first IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS annual financial statements and IFRS1 First-time Adoption of International Financial Reporting Standards has been applied. The condensed consolidated interim financial statements do not include all the information for the full financial statements.

An explanation of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Group is provided in note 9. This note includes reconciliations of equity and profit or loss for the comparative periods reported under UK GAAP (previous GAAP) to those reported for those periods under IFRSs.

b) Basis of preparation

EU law (IAS Regulation EC1606/2002) requires that the next annual consolidated financial statements of the company, for the year ended 31 December 2005, be prepared in accordance with the International Financial Reporting Standards (IFRSs) adopted for use in the EU ('adopted IFRSs').

The interim financial statements have been prepared on the basis of the recognition and measurement requirements of IFRSs in issue that either are endorsed by the EU and effective (or available for early adoption) at 31 December 2005 or are expected to be endorsed and effective (or available for early adoption) at 31 December 2005, the Group's first annual reporting date at which it is required to use adopted IFRSs. Based on these adopted and unadopted IFRSs, the directors have made assumptions about the accounting policies expected to be applied, which are set out below, when the first annual IFRS financial statements are prepared for the year ending 31 December 2005.

In particular, the directors have assumed that the following IFRSs issued by the International Accounting Standards Board will be adopted by the EU in sufficient time that they will be available for use in the annual IFRS financial statements for the year ending 31 December 2005:

IAS 19: Employee benefits (amended December 2004)

The financial statements are presented in sterling, rounded to the nearest thousand. They are prepared on the historical cost basis. After making reasonable enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. For this reason the financial statements have been prepared on a going concern basis.

The preparation of interim financial statements in accordance with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of the condensed consolidated interim financial statements in accordance with IFRSs resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under previous GAAP. The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements. They also have been applied in preparing an opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to IFRSs, as required by IFRS1. The impact of the transition from previous GAAP to IFRSs is explained in note 9.

The accounting policies have been applied consistently throughout the Group for purposes of the condensed consolidated interim financial statements.

c) Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the condensed consolidated interim financial statements from the date that control commences until the dated that control ceases.

Reverse acquisition accounting has been adopted to reflect the Scheme of Arrangement under which the company issued shares to former shareholders of Countrywide Assured Group plc and became the only shareholders in that Company. Under this method Countrywide Assured Group plc, the former holding company of the group, is treated as if it was the acquiring company of the group. The demerger of the Life Business of Countrywide Assured Group plc has been treated as a transaction with shareholders and is reflected as a movement in the reserves of the Company and group.

Associates

Associates are those entities for which the Group has significant influence, but not control, over the financial and operating policies. The condensed consolidated interim financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis. When the Group's share of losses exceed its interest in an associate, the group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

Joint ventures

A joint venture is an undertaking in which the Group has a long-term interest

and over which is exercises joint control. The Group's share of the profits less losses of joint ventures is included in the consolidated income statement and its share of net assets, (other than goodwill), is included in investments in the consolidated balance sheet.

Transactions eliminated on consolidation

Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the condensed consolidated interim financial statements. Unrealised gains arising from transactions with associated and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

d) Property, plant and equipment

Owned assets

Items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and impairment losses.

Internal costs that are incurred during the development of significant and separately identifiable computer software for use in the business are capitalised where the software is integral to the generation of future economic benefits. Internal costs that are capitalised are limited to incremental costs specific to the project.

Certain items of property, plant and equipment that had been revalued to fair value on or prior to 1 January 2004, the date of transition to IFRSs, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

When parts of an item of property, plant and equipment have different useful lives, those components are accounted for as separate items of property, plant and equipment.

Subsequent costs

The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the group and the cost of the item can be measured reliably. All other costs are recognised in profit or loss as an expenses as incurred.

Depreciation

Depreciation is charged to profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives are as follows:

Buildings - 50 years

Leasehold properties and improvements - over the period of the lease

Office furniture and equipment - 3 to 5 years

Motor vehicles - 3 to five years

The residual value is reassessed annually.

e) Intangible assets

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill has been recognised in acquisitions of subsidiaries, associates and joint ventures. In respect of business acquisitions that have occurred since 1 January 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP. The classification and accounting treatment of business combinations that occurred prior to 1 January 2004 has not been reconsidered in preparing the Group's opening IFRS balance sheet at 1 January 2004.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognised directly in profit and loss.

Other intangible assets

Intangible assets other than goodwill that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses.

Expenditure on internally generated goodwill and brands is recognised in profit or loss as an expense incurred.

Amortisation

Amortisation is charged to profit or loss on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. The estate agency pipeline has a very short life and it is charged to profit or loss over the period that it unwinds, which is typically 3 - 4 months. Goodwill and intangible assets with an indefinite useful life are tested systematically for impairment at each annual balance sheet date.

f) Trade and other receivables

Trade and other receivables are stated at their cost less impairment losses.

g) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

h) Impairment

The carrying amounts of the Group's assets, employee benefits and deferred tax assets are reviewed annually to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill, intangible assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each annual balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in profit or loss unless the asset is recorded at a revalued amount in which case it is treated as a revaluation decrease.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

Goodwill and indefinite-lived intangible assets were tested for impairment at 1 January 2004, the date of transition to IFRSs, even though no indication of impairment existed.

An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

i) Dividends

Dividends are recognised as a liability in the period in which they are declared.

j) Employee benefits

Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in profit or loss as incurred.

Defined benefit plans

The Group's net obligation in respect of defined benefit post-employment plans, including pension plan, is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date of AA credit rated bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in profit or loss.

Share-based payment transactions

The share option programme allows Group employees to acquire shares of the Company. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest where forfeiture is due to internal performance criteria not being met during the life of the option.

k) Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability.

Vacant leasehold properties

Provision is made for the best estimate of the present value of unavoidable lease payments on vacant leasehold properties, net of any income receivable.

l) Trade and other payables

Trade and other payables are stated at cost.

m) Revenue

Services rendered

Revenue, which arises mainly in the United Kingdom, comprises commission, fees receivable and Life Assurance premium income.

Commission earned on sales of residential and commercial property is accounted for on the exchange of contracts for such sales. Survey, valuation and conveyancing fees are accounted for on completion of the service being provided. Commission earned on sales of insurance policies and related products is accounted for when the policies go on risk.

Premiums are accounted for on a receivable basis or, in the case of unit-linked business, when the liability is recognised. Premiums are stated gross of commissions, taxes and premium levies. Re-insurance premiums are charged when they become payable.

Rental income

Rental income from sub-let properties is recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

n) Expenses

Operating lease payments

Payments under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised in profit or loss as an integral part of the total lease expense.

Net financing costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, dividend income and foreign exchange gains and losses.

Interest income is recognised in profit or loss as it accrues, using the effective interest method.

o) Income tax

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that

future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

p) Segment reporting

A segment is a distinguishable component of the Group that is engaged in either providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

2. Segment reporting

Segment information is presented in the condensed consolidated interim financial statements in respect of the Group's business segments, which are the primary basis of segment reporting. The business segment reporting format reflects the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis.

Business segments

The Group is comprised of the following business segments:

Estate agency

Financial services

Surveying and valuation

Conveyancing

Life Business - this business was demerged from the group in May 2004.

6 months to 30 June 2005	Estate agency	Financial services	Surveying & valuation	Conveyancing	Eliminations	Consolida
	£000	£000	£000	£000	£000	£
Revenue						
External sales	137,592	32,751	56,574	9,302	-	236,
Inter-segment sales	611			-	(611)	
Total revenue	138,203	32,751	56,574	9,302	(611)	236,

Segment result	(4,128)	4,258	8,019	(4,706)	-	3,
Unallocated expenses						(1,4
Operating profit						2,
Net financing costs						(2,0
Profit on disposal of properties						2,
Share of profit of associates						
Share of profit of joint ventures						
Profit before tax period						3,
Income tax expense						(2
Profit for the period						3,

6 months to 30 June 2004	Estate agency	Financial services	Surveying & valuation	Conveyancing	Life Business (discontinued)	Eliminati
	£000	£000	£000	£000	£000	£
Revenue						
External sales	139,449	34,081	55,893	10,420	59,350	
Inter-segment sales	794	-	30	-	-	(8
Total revenue	140,243	34,081	55,923	10,420	59,350	(8
Segment result	23,005	7,257	16,169	(1,620)	2,374	
Unallocated expenses						

Operating profit

Net financing costs

Loss on disposal of investment property

Cost of group restructuring

Share of profit of associates

Profit before tax

Income tax expense

Profit for the period

12 months to 31 December 2004	Estate agency	Financial services	Surveying & valuation	Conveyancing	Life Business (discontinued)	Eliminati
	£000	£000	£000	£000	£000	£
Revenue						
External sales	281,181	63,966	106,736	22,303	59,350	
Inter-segment sales	983	-	33	-	-	(1,0
Total revenue	282,164	63,966	106,769	22,303	59,350	(1,0
Segment result	26,677	8,311	27,005	(4,114)	2,374	
Unallocated expenses						
Operating profit						
Net financing costs						
Loss on disposal of						

investment property

Cost of group restructuring

Share of profit of associates

Share of profit of joint ventures

Profit before tax

Income tax expense

Profit for the period

3. Acquisition of subsidiaries

On 1 January 2005 the Group acquired the entire share capital of TitleAbsolute Limited and Trade Partners Limited for £1,240,000 in cash. The companies operate a conveyancing panel management service. In the six months to 30 June 2005, the business contributed £174,000 to consolidated profit before tax.

Effect of acquisition

The acquisition had the following effect on the Group's assets and liabilities:

	Recognised values	Fair value adjustments	Carrying amounts
	£000	£000	£000
Plant, property and equipment	428	284	144
Trade and other receivables	497	-	497
Cash and cash equivalents	255	-	255
Trade and other payables	(855)	-	(855)
Net identifiable assets and liabilities	325	284	41
Goodwill on acquisition	2,737		
Deferred consideration	1,822		
Consideration paid	1,240		
Cash (acquired)	(255)		

Net cash outflow	985

The fair value adjustment relates to the capitalisation of internal costs directly incurred in the development of computer software.

The sale and purchase agreement provides for deferred consideration to be paid, the amount being dependent on the cash flows of the business between 2005 and 2008 and certain hurdles being achieved. Based on the current estimates the deferred consideration is expected to be £1,822,000. However should the performance of the business change by the year end, then this figure maybe revised.

4. Income taxes

	30 Jun 2005	30 Jun 2004	31 Dec 2004
	£000	£000	£000
Current taxation	575	12,287	14,546
Deferred taxation	(296)	(1,715)	398
	279	10,572	14,944

Reconciliation of current tax charge to UK corporate tax rate:

	30 Jun 2005	30 Jun 2004	31 Dec 2004
	£000	£000	£000
Profit before tax	3,459	30,697	29,353
Adjust for share of associate and joint venture profits after tax	(705)	(42)	(89)
	2,754	30,655	29,264
Tax at UK rate of 30% (2004: 30%)	826	9,197	8,779
Effects of:			
Utilisation of unprovided capital losses	(1,097)	(266)	(487)
Overseas losses not relieved	134	422	816
Amortisation of estate agency pipeline	-	-	3,879
Items disallowed for tax		543	(199)
Life Business tax	-	1,646	1,502

Group restructuring costs disallowed	-	2,031	2,268
Tax relief on share options	-	(1,948)	(2,279)
Capital loss realised	-	662	565
Prior year refunds	(203)	-	(298)
Current tax charge	575	12,287	14,546

5. Capital and reserves

Share capital and share premium

	Share capital		Share premium
Ordinary shares of 5p each	Number	£000	£000
At 1 January 2004	326,095,276	16,455	24,493
Exercise of share options	12,161,404	458	10,521
	338,256,680	16,913	35,014
Group restructuring under Scheme of Arrangement 21 May 2004	(169,128,340)	(8,457)	(35,014)
At 30 June 2004	169,128,340	8,456	-
Exercise of share options	1,159,175	59	1,711
At 31 December 2004	170,287,515	8,515	1,711
Placement of shares	8,456,416	423	28,059
Exercise of share options	13,015	-	16
At 30 June 2005	178,756,946	8,938	29,786

Dividends

The following dividends were paid by the Group:

	30 Jun 2005	30 Jun 2004	31 Dec 2004
	£000	£000	£000
Final dividend 4.50p (2004: 9.50p)	7,625	15,966	15,966
Interim dividend (2004: 4.50p)	-	-	7,562
	7,625	15,966	23,528

The interim dividend of 1.0p per share for 2005, will be paid on 3 October 2005 to shareholders on the register at the close of business on 19 August 2005, the dividend record date. The ex-dividend date is 17 August 2005.

6. Earnings per share

An earnings per share has been calculated on the weighted average number of ordinary shares in issue during the period entitled to dividend of 174,654,743 (30 June 2004: 165,006,691, 31 December 2004 166,911,198). Shares held by the Employee Benefit Trust are excluded from the calculation. The fully diluted number of shares was 175,569,484 (30 June 2004: 166,521,567, 31 December 2004: 167,823,042), the difference representing the number of shares that would be issued for no consideration if all outstanding share options were to be exercised.

7. Employee benefits

Pension plans

The Group offers membership of the Countrywide Assured Group Pension Scheme to eligible employees. The Scheme has two sections of membership, defined contribution and defined benefit. The defined benefit section is closed to new entrants and future accrual. The details of the pension arrangements are disclosed in the most recent financial statements.

The Group has elected to adopt Amendments to IAS 19: Employee Benefits and recognise immediately the actuarial gains and losses in equity.

The movement in the pension liability reflects the expected return and the interest cost being the unwind of the discount rate over the six months to 30 June 2005. No actuarial valuation has been carried out at the period end.

	30 Jun 2005	30 Jun 2004	31 Dec 2004
	£000	£000	£000
Benefit obligation	(49,573)	(44,719)	(48,304)
Fair value of plan assets	35,684	32,849	34,823
Funded status	(13,889)	(11,870)	(13,481)
Deferred tax	4,167	3,561	4,044
	(9,722)	(8,309)	(9,437)

Expense recognised in the consolidated interim income statement

The expense recognised in the consolidated interim income statement consists of the interest on the obligation for employee benefits and the expected return on plan assets. For the six months ended 30 June 2005, the Group recognised a net expense of £407,500 (6 months to 30 June 2004: £362,500, 12 months to 31 December 2004: £725,000).

Liability for defined benefit obligations

Principal actuarial assumptions at the date of the most recent actuarial valuations.

	2005	2004
	%	%
Rate of increase in salaries	n/a	n/a
Rate of increase in pensions payments		
On benefits earned prior to 1 December 1999	4.00	4.00
On benefits earned after to 1 December 1999	2.75	2.75
Discount rate	5.30	5.30
Inflation assumption (RPI)	2.75	2.75

Share-based payments

The Group has not granted any share options since October 2002. However, as a result of the Group restructuring in May 2004, at which time outstanding share options for shares in Countrywide Assured Group plc were exchanged for options in Countrywide plc. Under IFRS 2: Share-based payments, those options are treated as if new options had been granted and where the benefits have not vested by 1 January 2005, the value of the options must be charged to the income statement.

The details of the share option schemes are disclosed in the Group's most recent financial statements. The following options have been valued in accordance with the provisions of IFRS 2.

Scheme	Date of original grant	Number of options	Option price	Vesting conditions	Contractual life of options	Fair value
Executive Share Option Scheme 1995	Apr 2002	5,000	198.0p	Three years service	10 years	99.76p
Executive Share Option Scheme 1996	Apr 2002	720,000	198.0p	Three years service	10 Years	99.76p

SAYE 1996	Oct 2000	99,339	44.8p	Five years service	5 ½ years	189.34p
SAYE 1996	Oct 2000	59,123	148.8p	Five years service	5 ½ years	123.80p
SAYE 1996	Oct 2002	668,884	140.8p	Five years service	5 ½ years	127.66p
SAYE 1996	Oct 2002	35,818	248.8p	Five years service	5 ½ years	85.06p
Executive Deferred Incentive Scheme 1996	Apr 2002	537,500	198.0p	Five years service	7 Years	101.85p

The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The estimate of the fair value of the services received in measured based on a binomial lattice model. The vesting period is used as an input to this model. The following additional assumptions have been used:

At the date of measurement, 21 May 2004, the share price of Countrywide plc ordinary shares was 285p.

Expected volatility is based on the historic volatility of the Countrywide plc and Countrywide Assured Group plc shares over the 3 or 5 years prior to the measurement date. The volatility over 3 years was 37.85%, 5 years 37.08%.

Expected dividends were assumed at the level of the dividends declared in the 12 months immediately prior to the measurement date.

The risk free interest rate was based on the average return from 3 and 5 year gilts at the measurement date being 5.16% and 5.125% respectively.

8. Statement of changes in equity

	Share capital	Share premium	Capital redemp-tion reserve	Capital reserve	Other reserve	Translation reserve	Accumulat profit a lo
	£000	£000	£000	£000	£000	£000	£0
At 1 Jan 2004	16,455	26,493	3,256	-	670	-	96,7
Exercise of share options	458	10,521	-	-	-	-	

Issue of preference shares	50	-	-	-	-	-	
Issue of share capital under a scheme of arrangement	388,995	(37,014)	(3,256)	(433,729)		-	
Reduction of capital	(397,452)	-	-	-	-	-	397,4
Redemption of preference shares	(50)	-	50	-	-	-	(5
Demerger of Chesnara	-	-	-	-	466	-	(94,96
Share issue costs	-	-	-	(100)		-	
Net profit for the period	-	-	-	-	-	-	20,1
Currency translation differences	-	-	-	-	-	142	
Dividends	-	-	-	-	-	-	(15,96
Share based payments	-	-	-	-	-	-	2
Actuarial gains on pension scheme	-	-	-	-	-	-	1,8
Deferred tax movement on pension reserve	-	-	-	-	-	-	(54
Movement in own shares	-	-	-	-	-	-	1,4
At 30 Jun 2004	8,456	-	50	(433,829)	1,136	142	406,3
Exercise of share options	59	1,711	-	-	-	-	
Currency translation differences	-	-	-	-	-	75	

Net profit for the six month period							7,0
Dividends	-	-	-	-	-	-	(7,56
Share based payments	-	-	-	-	-	-	3
Actuarial loss on pension scheme	-	-	-	-	-	-	(1,29
Deferred tax movement on pension reserve	-	-	-	-	-	-	3
Goodwill adjustment on disposal	-	-	-	-	(27)	-	
Movement in own shares	-	-	-	-	-	-	2
At 31 Dec 2004	8,515	1,711	50	(433,829)	1,109	217	405,5
Placement of shares	423	28,059	-	-	-	-	
Exercise of share options	-	16	-	-	-	-	
Currency translation differences	-	-	-	-	-	(2)	
Net profit for the six month period	-	-	-	-	-	-	3,1
Dividends	-	-	-	-	-	-	(7,62
Share based payments	-	-	-	-	-	-	1
At 30 Jun 2005	8,938	29,786	50	(433,829)	1,109	215	401,3

9. Explanation of transition to IFRSs

As stated in note 1(a), these are the Group's first condensed consolidated

interim financial statements for part of the period covered by the first IFRS annual consolidated financial statements prepared in accordance with IFRSs.

The accounting policies in note 1 have been applied in preparing the condensed consolidated interim financial statements for the six months to 30 June 2005, the comparative information for the six months to 30 June 2004 and the financial statements for the year ended 31 December 2004 and the preparation of an opening IFRS balance sheet at 1 January 2004 (the Group's date of transition).

In preparing the IFRS balance sheet, comparative information for the six months ended 30 June 2004 and financial statements for the year ended 31 December 2004, the Group has adjusted amounts previously reported in financial statements prepared in accordance with UK GAAP.

An explanation of how the transition from UK GAAP to IFRSs has affect the Group's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Reconciliation of profit for the six months ended 30 June 2004

	UK GAAP	Goodwill amortis-ation	Pensions	Lease incentives	Restate JV and associates net of tax	Share based payments	
Note		d	b	e	i	c	
	£000	£000	£000	£000	£000	£000	
Revenue	299,299						2
Other income	3,823						
Employee benefit costs	(132,202)		500			(290)	(13
Depreciation & amortisation	(5,025)	469					(
Administrative expenses	(125,154)			40			(12
Operating profit before financing costs	40,741	469	500	40	-	(290)	
Net financing costs	507		(405)				

Loss on disposal of investment property	(2,207)						(
Cost of group restructuring	(8,700)						(
Share of profit of associates	(373)	258					
Share of profit of joint ventures	228				(71)		
Profit before tax	30,196	727	95	40	(71)	(290)	
Income tax expense	(10,833)	-	(66)	(12)	71	268	(1
Profit for the period	19,363	727	29	28	-	(22)	

Reconciliation of profit for the year ended 31 December 2004

	UK GAAP	Goodwill amortis-ation and impair-ment	Pensions	Lease incentives	Share based payments	Restate JV and associates net of tax	Amo of
Note		d	b	e	c	i	
	£000	£000	£000	£000	£000	£000	
Revenue	533,735						
Other income	9,614						
Employee benefit costs	(273,533)		1,584		(687)		
Depreciation & amortisation	(11,205)	1,249					
Administrative expenses	(206,148)			80			
Operating profit before							

financing costs	52,463	1,249	1,584	80	(687)	-
Net financing costs	(436)		(725)			
Loss on disposal of investment property	(1,909)					
Cost of group restructuring	(9,424)					
Share of profit of associates	1,357	(1,644)				
Share of profit of joint ventures	600					(224)
Profit before tax	42,651	(395)	859	80	(687)	(224)
Income tax expense	(14,543)		(258)	(24)	(343)	224
Profit for the period	28,108	(395)	601	56	(1,030)	-

Reconciliation of the transition of the balance sheet as at 1 January 2004 to IFRS

	Note	UK GAAP	Pensions accounting	Lease incentives	bal s even divid
			b	e	
ASSETS		£000	£000	£000	
Non-current assets					
Property, plant and equipment		36,652			
Goodwill		16,745			
Investments in joint ventures		1,163			

Investments in associates	2,748			
Other financial assets	60,508			
Deferred tax assets	-	5,479	241	
Policyholders assets to cover linked liabilities	472,413			
Policyholder other investments	234,133			
Policyholder net current assets	11,603			
Deferred acquisition costs	16,134			
	852,099	5,479	241	
Current assets				
Trade and other receivables	52,549			
Prepayments	11,428			
Cash and cash equivalents	65,036			
	129,013	-	-	
Total assets	981,112	5,479	241	
EQUITY AND LIABILITIES				
Capital and reserves				
Issued capital	16,455			
Reserves	30,419			
Accumulated profits/(losses)	93,284	(12,787)	(561)	15
	140,158	(12,787)	(561)	15
Non-current liabilities				
Interest bearing loans				
Deferred tax liability	3,739			
Retirement benefit obligation	-	18,266		
Deferred income	7,270		802	
Provisions	10,700			
Policyholder technical provisions for linked liabilities	471,626			

Policyholder long-term business provision	234,188			
	727,523	18,266	802	
Current liabilities				
Trade and other payables	95,116			(15,
Short term borrowings	2,715			
Current portion of interest bearing borrowings	15,600			
	113,431	-	-	(15,
Total equity and liabilities	981,112	5,479	241	(15,

Reconciliation of the transition of the balance sheet as at 30 June 2004 to IFRS

	Note	UK GAAP	Adjust-ments at 1 Jan 2004	Pensions accounting	Lease incentives	Goodwil amortis impair-
				b	e	
ASSETS		£000	£000	£000	£000	£
Non-current assets						
Property, plant & equip		31,943				
Goodwill		16,276				469
Investments in joint ventures		1,391				
Investments in associates		2,368				258
Other financial assets		23,905				
Deferred tax assets		1,071	8,608	(606)	(12)	

	76,954	8,608	(606)	(12)	727
Current assets					
Trade and other receivables	66,346				
Prepayments	11,289		(4,500)		
Cash and cash equivalents	11,143				
	88,778	-	(4,500)	-	-
Total assets	165,732	8,608	(5,106)	(12)	727
EQUITY AND LIABILITIES					
Capital and reserves					
Issued capital	8,456				
Reserves	(432,643)				
Accumulated profits /(losses)	408,675	3,448	1,290	28	727
	(15,512)	3,448	1,290	28	727
Non-current liabilities					
Interest bearing loans	45.000				
Deferred tax liability	-	1,609			
Retirement benefit obligation	-	18,266	(6,396)		

Deferred income	19,856	802		(40)	
Provisions	8,507				
	73,363	20,677	(6,396)	(40)	-
Current liabilities					
Trade and other payables	90,230	(15,517)			
Short term borrowings	2,051				
Current portion of interest bearing borrowings	15,600				
	107,881	(15,517)	-	-	-
Total equity and liabilities	165,732	8,608	(5,106)	(12)	727

Reconciliation of the transition of the balance sheet as at 31 December 2004 to IFRS

	UK GAAP	Total adjust-ments at 1 Jan 2004	Pensions accounting	Lease incen-tives	Goodwill amort-isation and impairment	Amort-isat of pipeli
Note			b	e	a&d	a
ASSETS	£000	£000	£000	£000	£000	£000
Non-current assets						
Property, plant and equipment	40,728					
Goodwill	34,848				(188)	
Intangible assets	-				1,347	(199)

Investments in joint ventures	1,956				3	
Investments in associates	4,103				(1,647)	
Other financial assets	1,217					
Other receivables	2,294					
Deferred tax assets	1,291	8,608	(411)	(24)		
	86,437	8,608	(411)	(24)	(395)	(199
Current assets						
Trade and other receivables	55,596					
Prepayments	19,952		(3,416)			
Cash and cash equivalents	21,398					
	96,946	-	(3,416)	-	-	
Total assets	183,383	8,608	(3,827)	(24)	(395)	(199
EQUITY AND LIABILITIES						
Capital and reserves						
Issued capital	8,515					
Reserves	(430,959)					
Accumulated profits/(losses)	410,156	3,448	958	56	(395)	(199
	(12,288)	3,448	958	56	(395)	(199

Non-current liabilities						
Interest bearing loans	75,000					
Deferred tax liability	-	1,609				
Retirement benefit obligation	-	18,266	(4,785)			
Deferred income	18,896	802		(80)		
Provisions	14,226					
	108,122	20,677	(4,785)	(80)	-	-
Current liabilities						
Trade and other payables	85,252	(15,517)				
Short term borrowings	2,297					
	87,549	-	-		-	-
Total equity and liabilities	183,383	8,608	(3,827)	(24)	(395)	(9,052)

a) Adjustment in respect of intangible assets of business acquired on acquisition

Under IFRS 3: Business combinations, all assets and liabilities of an acquired business must be fair valued at the time of acquisition and the scope of assets extends to cover intangible assets as defined by IAS 26: Intangible assets. When estate agency businesses are acquired, there is a pipeline of business in the hands of solicitors but prior to legal exchange, which transfers to the new owners. Under IAS 36, this pipeline is required to be recognised as an intangible asset. However, unlike most intangible assets, the pipeline unwinds over a short period, normally three months and therefore an adjustment is made against turnover in the three month period post acquisition. In arriving at the

valuation of the pipeline, an appropriate proportion of operating costs has been allocated to the pipeline, in order to reflect the infrastructure required to merge the pipeline through to completion. The pipeline on acquisition of Bradford & Bingley Estate Agents and Freeman Forman was £48,000 and £151,000 respectively.

The Group has recognised £1,238,000 in respect of the brand value of Freeman Forman. No value has been attributed to the estate agency brands acquired with Bradford & Bingley Estate Agents because the branches primary brand recognition was Bradford & Bingley Estate Agents which was not acquired.

b) Pensions

Since 31 December 2003, the Group's defined benefit scheme has been closed to future service accrual and consequently there was no charge to profit or loss for contributions in the period. However, under UK GAAP the Group was required to amortise the pension deficit over the expected remaining lives of the members and accordingly £500,000 and £1,584,000 were charged for the six and twelve months periods to 30 June and 31 December 2004. These charges are reversed under IFRS.

Under IAS 19: Employee benefits, the Group is required to recognise the pension scheme net asset or deficit in its own balance sheet and to charge profit or loss with the effect of movements in the scheme during the period. Since the scheme is closed to further service accrual, no movement is recorded with respect to employee benefits. However, finance costs include the interest cost, being the unwind of the discount rate, and the expected return on plan assets. At 1 January 2004 the group recognised a gross liability of £18,266,000 and a related deferred tax asset of £5,479,000. For the period to 31 December 2004 the interest charge was £2,455,000 and the expected return on assets was £ 1,730,000, a net charge to finance costs of £725,000. For the six month period to 30 June 2004 the interest charge was £1,234,000 and the expected return on plan assets was £829,000. The Group has elected to recognise actuarial gains and losses arising in the pension scheme directly in the Statement of Recognised Income and Expense (SORIE). In the 6 months to 30 June 2004 and for the 12 months to 31 December 2004 an actuarial gain of £1,801,000 and £510,000 plus related deferred tax charges of £540,000 and £153,000 respectively were recognised in the SORIE.

c) Share based payments

The Group has applied IFRS 2: Share-based payments, to its active share option schemes at 1 January 2005, detailed in note 6.

The effect of accounting for equity-settled share-based payment transactions at fair value is to increase employee benefit costs by £290,000 in the six months to 30 June 2004 and £687,000 in the twelve months to 31 December 2004. A prior period adjustment was made in respect of accounting periods before 1 January 2004 amounting to £966,000.

A deferred tax adjustment has been made in respect of the income tax relief that would be available should all the share options be exercised. The tax

relief is based on the difference between the intrinsic value of the shares at the date of exercise and the cost of the option.

d) Goodwill

Amortisation

Under UK GAAP goodwill is required to be amortised over its expected useful life, and that life should not be greater than 20 years. However, under IAS 36: Intangible assets, amortisation of goodwill is not permitted, instead, goodwill should be reviewed annually for any impairment.

As permitted under IFRS 1: First time adoption of IFRSs, the Group has elected to adopt the net book value of the goodwill in its balance sheet at 31 December 2003 as the deemed value of goodwill for transition to IFRS. Under UK GAAP, amortisation of £469,000 and £1,249,000 was charged in respect of subsidiaries in the periods to 30 June and 31 December 2004. Further goodwill amortisation was charged in respect of joint venture and associated company goodwill amounting to £258,000 and £256,000 for the six and twelve month periods respectively. Upon transition to IFRS, these charges have been reversed.

Impairment adjustment

Furthermore, IAS 36 specifically prohibits the reinstatement of any previously impaired goodwill and therefore the adjustment made under UK GAAP at 31 December 2004 in respect of its associated company of £1,900,000 has been reversed.

e) Operating lease incentives

Under UK GAAP incentives received or given in respect of operating leases, eg: reverse premiums or rent free periods, are required to be amortised over the period from inception of the lease to the first break point or rent review. However, under IFRS these incentives are required to be amortised over the entire length of the lease. As a result, a credit of £40,000 and £80,000 has been booked in the periods to 30 June and 31 December 2004 respectively. A prior period adjustment of £802,000 was charged against reserves.

f) Dividends

Under IAS 10: Events after the balance sheet date, dividends declared after the balance sheet date should not be classified as a liability at the balance sheet date as the proposed dividend does not represent a present obligation under IAS 37: Provisions, contingent liabilities and contingent assets. Under UK GAAP proposed dividends of £15,517,000, £7,563,000 and £7,625,000 accrued in the balance sheets as at 31 December 2003, 30 June 2004 and 31 December 2004 respectively. These entries have all been reversed.

g) Deferred taxation

Deferred taxation adjustments have been made in respect of operating lease incentives, pension costs, share options and amortisation of the estate agency

pipeline. The deferred tax assets and liabilities have also been restated to eliminate any netting off of assets and liabilities.

h) Life Business - Discontinued

The Group has taken advantage of the exemption contained within IFRS 1, from the need to restate the comparative information in respect IFRS 4, IAS 32 and IAS 39 in respect of this business. Furthermore, it is impractical to provide any information in relation to the nature of any other adjustments that would have been made.

i) Joint ventures and associates

Under UK GAAP, the Group reported its share of the profit or loss before tax of its joint venture and associated companies in the Group's profit before tax and its share of any tax charge was included in the Group's taxation charge. Under IFRS, the Group is required to include in its profit before tax its share of the results attributable to equity shareholders, i.e.: after tax and minority shareholdings. Consequently, for the six months to June 2004 and the year to December 2004 the results of the joint venture have been reduced by £71,000 and £224,000 respectively and a corresponding adjustment has been made to the Group's tax charge. There was no impact on the balance sheet values.

The results of the joint venture and associated companies, as reported to Countrywide plc, have been prepared under UK GAAP and they have taken the exemptions from certain reporting standards as permitted by the FRSSE. It has not been practical to restate these reported numbers under IFRS for the purposes of preparing the Group's interim statement.

10. A copy of the interim report will be sent to all shareholders on 16 August 2005 and will be available to the public at

the Company's registered office.

11. Forward looking statements

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial condition, business performance and results of Countrywide plc. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of Countrywide plc including, amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates, inflation, deflation, the impact of competition, changes in customer preferences, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which Countrywide plc and its affiliates operate. As a result, Countrywide plc's actual future condition, business performance and results may differ materially from the plans, goals and expectations expressed or implied in these forward looking statements.

END

Close

2.2

2.3

Regulatory Announcement

Go to market news section

Company	Countrywide Plc
TIDM	CWD
Headline	Interim Results
Released	07:01 12-Aug-04
Number	PRNUK-1108

Countrywide plc

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2004

* Operating profit £40.7m (2003: £22.1m)

* Pre-tax profit of continuing businesses, before exceptional items up 57%

* EPS 11.73p (2003: 8.70p)

* Interim dividend 4.50p (2003: 4.30p adjusted for share consolidation)

* Estate Agency division revenues up 26% on strong transaction volumes and record fees per transaction. Operating profits up 370% owing to strict cost control and strong productivity gains.

* Strong pipeline of sales totalling £71.1m awaiting exchange at end of June

* Financial Services division revenues up 3%

* Surveying and Valuation division revenues up 8%

* Operating cash flow of £31.0m (2003: £4.4m)

* Successful completion of demerger of Life Business and £85m return of capital to shareholders

Christopher Sporborg, Chairman of Countrywide plc, said:

'The housing market began the year very briskly with transaction volumes strong and prices rising robustly. Revenues for our estate agency division have followed suit while profitability has increased dramatically. Successive interest rate increases have caused the market to cool in recent weeks, but our pipeline of business is positive. With our firm action on costs, we have taken steps to protect profitability in anticipation of less buoyant trading conditions.

The successful demerger of our Life Business and pay out of over £85m of capital to shareholders demonstrated our strong and continued commitment to creating value for our shareholders.'

For further information please contact:

Countrywide plc

Christopher Sporborg, Chairman	Tel: 07836 204 449
Harry Hill, Group Managing Director	Tel: 01376 533 700

The Wriglesworth Consultancy

John Wriglesworth/Mark Baker	Tel: 020 7845 7900

Mob: 07774 988 275

Chairman's Statement

HIGHLIGHTS

	6 Months 2004	6 Months 2003	Change
Pro Forma Operating Profits (refer note 11 page 15)	£38.9m	£25.3m	+54%
Pro Forma Profit before tax	£28.3m	£25.0m	+13%
Pro Forma Earnings per share	11.16p	9.24p*	+21%
Operating Profits	£40.7m	£22.1m	+84%
Profit before tax	£30.2m	£21.9m	+38%
Earnings per share	11.73p	8.70p*	+35%
Interim dividend per share	4.50p	4.30p *	+5%

*adjusted to reflect the capital restructuring

House sales exchanged	42,941	37,272	+15%
Mortgages arranged	24,562	24,647	-
Valuations and survey instructions	313,832	303,836	+3%
Conveyances completed	17,314	16,185	+7%
Life policies arranged	16,855	21,323	-21%

I am pleased to present my first Interim Statement for Countrywide plc, and to report a splendid set of results. The first six months of this year were extremely busy. On 25 May we completed the demerger of the Life Business, which obtained a separate listing on the London Stock Exchange, as Chesnara plc. Shareholders received one Chesnara share for every four Countrywide Assured Group plc shares previously held. On the previous day, the Court had approved the restructuring and return of capital and consequently shareholders received one share in the newly listed Countrywide plc for every two Countrywide Assured Group plc shares previously held. The process was completed on 12 June when shareholders received 25.13p per share in cash for each share in Countrywide Assured Group plc previously held.

All our operating divisions were also very busy. With the exception of life and general insurance sales, where affordability issues have served to dampen demand, sales volumes were up on last year across the board.

The majority of the costs of the demerger and return of capital have been taken into account in the six months results. The published results for 2004 will include the profits from the Life Business for the first five months, and these are reflected in this statement. However, in order to assist shareholders in assessing the new group, we have prepared pro forma accounts for the continuing business, including historic comparisons based on the Accountants Report which was included in Countrywide plc's Listing Particulars and these are shown on pages 13 to 16.

Operating cash flow was very strong in the period, and we were able to fund more than half of the £100 million return of capital and final 2003 dividend

paid to shareholders on 11 June from existing cash balances. The strength of our cash flow has also given your Board the confidence to pay an interim dividend of 4.50p per share. This compares to an adjusted 4.30p per share last year, an increase of 5%.

BUSINESS REVIEW

Estate Agency Division

	6 Months 2004	6 Months 2003	Change
Turnover - UK	£125.1m	£99.0m	+26%
- Lettings	£13.9m	£12.7m	+9%
- Overseas	£1.0m	£0.1m	+900%
Operating profit - UK Estate Agency	£22.1m	£4.7m	+370%
- UK Lettings	£2.1m	£1.7m	+23%
Operating loss - Overseas	£(1.4)m	£(1.6)m	+13%
House sales exchanged - owned	40,643	37,272	+9%
- franchised	2,298	1,157	+99%
Average commission	1.74%	1.74%	
Average house price	£167,200	£142,700	+17%
Headcount (average FTE)	5,586	5,571	
Average employees per branch	5.46	5.30	
Branches at 30 June - owned	804	806	
- franchised	89	66	+35%
Closing pipeline	£71.1m	£63.4m	+12%

The estate agency division recorded an excellent result, capitalising on buoyant market conditions, and with the benefit of a record pipeline brought forward from 2003. Commission rates have been under pressure throughout the period, but nevertheless these have been held at an average of 1.74%, the same as 2003. With the benefit of higher average house prices, average fees increased by 16.7%, and in the month of June reached a record £3,000 per transaction.

Last year headcount was reduced, in response to market conditions. This year headcount has been increased to meet market needs, but nevertheless productivity has improved.

Our franchising business continues to progress. At the end of June we had 89 franchised offices, having signed up an additional 44 new franchise offices this year. Like the group's wholly owned business, franchisees have benefited from the favourable market conditions in the first half and in June, for the first time, invoiced over £1 million of fees.

The London lettings market is showing signs of saturation, and yet our operation in the Capital produced a similar contribution to last year. However, in the regions, particularly in the North of England, the market has been strong, and the buy-to-let market is still very active. Countrywide Residential

Lettings, the group's largest lettings and property management business, has seen its profits improve by some 31%. It is currently undergoing a major change to its IT systems which will streamline operations and enhance expansion and profit prospects.

Our overseas operation in Spain is making progress in developing leads from the group's customer base. In response to demand for lower priced property, we have opened an office in Alicante, on the Costa Blanca, with encouraging results. However, there are signs that property prices in the Costa del Sol have peaked, and that demand is reducing.

Financial Services Division

	6 Months 2004	6 Months 2003	Change
Pro form turnover	£34.4m	£33.1m	+4%
Pro forma operating profit	£7.6m	£9.2m	-17%
Turnover	£34.0m	£32.9m	+3%
Operating profit	£7.3m	£8.7m	-16%
Total mortgages arranged	24,562	24,647	-
Panel mortgages arranged	97.0%	95.5%	
- value	£2.3bn	£2.0bn	+15%
Life protection policies arranged	16,855	21,323	-20%
General insurance policies arranged	21,595	23,357	-7%
Conversion rate			
- mortgages	60.4%	66.1%	
- life policies	41.5%	57.2%	
- general insurance	53.1%	62.7%	
Headcount (average FTE)	1,360	1,251	+9%

While the number of mortgages arranged have broadly maintained last years levels this has not been matched by the volumes of life assurance and general insurance policies sold. In part this is due to the changeover to the distribution of Friends Provident products: certain product types, previously recorded as separate policies, are now amalgamated into composite products and are thus counted as a single policy. However, the decline in volume can be attributed principally to affordability issues facing some buyers, where higher house prices are leading them to opt out of some of the mortgage protection products we offer. In addition, confidence in employment prospects has led to a decline in the take-up rate for redundancy cover. These factors, coupled with the growth in active consultants from 714 to 779, have given rise to a reduction in sales force conversion rates, productivity and profitability. Should the reduction in the life assurance sales continue into the second half, it is likely to give rise to lower commission rates and the impact of this has been taken into account. However, productivity in our mortgage and general insurance processing centres remained good, which, together with higher average case sizes, gave rise to improved contributions from these units. Countrywide Lending Solutions, our sub-prime and buy-to-let mortgage specialist, saw further sales growth, leading to an enhanced contribution from this relatively

new business.

Surveying and Valuation Division

	6 Months 2004	6 Months 2003	Change
Turnover	£55.9m	£51.7m	+8%
Operating profit	£16.1m	£15.3m	+5%
Valuations and survey instructions completed	313,832	303,836	+3%
Headcount (average FTE)	1,254	1,224	+2%

Countrywide Surveyors gained £4.2m in turnover over the same period last year, a result of small increases both in average fees and the number of instructions completed. The increase in number of surveys and valuations carried out was partly due to the additional work conducted for new clients gained in the second half of 2003. However, the addition of 38 surveyors enabled us to reduce the number of instructions passed to third parties, and bring more work in-house. Remortgage volumes declined a little, but still represented more than 45% of instructions.

This increase in headcount was reflected in higher costs, and this, together with a number of other cost increases, including the impact of additional National Insurance contributions, resulted in a small decline in margin.

Conveyancing Division

	6 Months 2004	6 Months 2003	Change
Turnover	£9.9m	£8.5m	+16%
Operating loss	£(1.6)m	£(0.9)m	-78%
Completions	17,314	16,185	+7%
Headcount (average FTE)	539	478	+13%

Countrywide Property Lawyers continues to be constrained by capacity limitations pending the roll-out of its new IT and business processing systems. Despite this, growth in the number of completions kept pace with house exchanges, and this coupled with a higher average fee, led to a satisfactory increase in turnover. However, the business continues to carry additional costs, including depreciation and software and hardware maintenance expenses pertaining to the new system and processes. We continue to panel a significant volume of instructions to third party lawyers.

rightmove.co.uk (29% Ownership)

rightmove.co.uk continues to go from strength to strength. It now has more than 5,500 resale estate agent branches, over 1,000 lettings offices, and nearly 650 new homes developments, with over 300,000 resale properties displayed on its website. Site traffic in June generated 80% more page impressions than last year, with a similar increase in site visitors. The business is profitable and cash generative, and by far and away the market leader in its sector.

TM Property Services (47% Ownership)

TM continues to suffer from the apparent unwillingness or lack of urgency amongst Local Authorities to utilise modern technology to supply searches to

the legal profession. However, by offering a range of products to an expanding customer base, TM continues to grow its business achieved its best ever result in June, when turnover almost reached £2 million in the month producing a loss of only £9,000.

Property Development and Central Costs

On 16 July 2004 we disposed of our interest in the investment property at 100 Cannon Street for £22 million in cash to Standard Life Investments Limited. Whilst our intention was to retain 100 Cannon Street until fully let and then seek a sale of the property, the approach from Standard Life Investments Limited represented an attractive opportunity to reduce our debt earlier than would otherwise be the case. However, the early sale of the property, whilst only part let, has resulted in a loss of approximately £2.2 million. Part of the proceeds of the disposal have been used to repay the corresponding secured loan with Fortis Bank SA NV for £15.6 million.

Central costs have been affected by a provision for the cost of certain share options which is linked to the company's share price, including the NI borne on the options.

The underlying central costs, excluding exceptional items were £3.5 million in the six months, compared to £2.9 million last year. The increase is largely due to the amortisation of the defined benefit pension scheme deficit.

Cash Flow and Balance Sheet

Operating cash flow for the period at £31.0 million, after a one off injection of £5 million into the defined benefit pension scheme, reflects the profitability of the business. In addition, the exercise of share options as a result of the reconstruction raised nearly £11.0 million. Coupled with the cash balances carried over from last year, this meant only £45.0 million of the £100 million revolving credit facility, which was put in place to fund the return of capital and final dividend, was drawn at the end of June.

We are now in dispute with the supplier regarding the delivery of the remortgage conveyancing system. As a result, an appropriate amount has been transferred from fixed assets to debtors. We are pursuing a substantial claim, in respect of this dispute and based on legal advice we are confident of a successful outcome.

Developments

As mentioned in previous statements, the capacity and ability to improve the business processes of our residential conveyancing business has been constrained by its IT systems, and its replacement has been plagued by system errors. We have now had the corrected system under advanced testing for three months and the signs are encouraging. If the planned roll-out of the system continues to go smoothly, then we anticipate full implementation by the beginning of the second quarter of 2005. Similarly we are encouraged by the results of the initial testing of Countrywide Surveyors new IT system, and are hopeful of full implementation by late 2005. It is anticipated that this system will increase surveyor productivity while reducing administration costs.

We anticipate that remortgage conveyancing will be fully operational by the end of this year and we believe that during the course of 2005, we will attain volumes sufficient for the business to claim market leadership.

Progress on the Housing Bill, which, amongst other things, will introduce Home Information packs, has been slow. However, it has now successfully completed its passage through the House of Commons and had its second reading in the House of Lords on 7 June. The Bill is currently subject to detailed Committee scrutiny but Government Ministers predict Royal Assent will be achieved by the end of 2004. It is likely that the consequent changes to the house buying

process will occur in 2007. As previously explained, we anticipate significant benefits to the group will result

Outlook

Our pipeline of new business at the end of June was good, reflecting the uplift in the market earlier this year. The number of sales in the pipeline, in the hands of conveyancers and awaiting exchange, was at a similar level to last year, whilst the fee value was 12% higher.

However, in our pre-close statement issued on 16 June, we predicted that interest rate rises would have a dampening effect on the residential property market and since then the market has indeed been cooler: we arranged 25% fewer sales in July 2004 than in the same month in 2003. More properties are coming on to the market and buyers are acting more circumspectly, although it is premature to say whether this will continue as seasonal factors play an important role. However, we remain aggressive on maintaining high fee values (which are an important driver of our profitability). We expect house price rises to ease and transactions to be lower than those in the more buoyant first half of this year. We will have greater clarity on the underlying trends in the housing market as the autumn approaches but we are taking the precaution of reducing our costs where appropriate.

C H Sporborg

Chairman

Date 11 August 2004

Unaudited Group Profit and Loss Account for the Period ended:-

	Note	30 June 2004 £000	30 June 2003 £000	31 December 2003 £000
TURNOVER				
Turnover - continuing operations		239,843	205,160	454,673
Discontinued operations- Life Business		59,350	77,414	146,584
		----------	----------	----------
		299,193	282,574	601,257
		======	======	======
OPERATING PROFIT				
Operating profit - continuing operations		38,364	24,816	80,390
Discontinued operations- Life Business		2,377	(2,726)	(1,603)
		----------	----------	----------
Operating profit		40,741	22,090	78,787
Share of loss in joint venture and associated undertakings		(145)	(217)	(2,575)
Amount written off investment		(2,207)	-	(2,750)

property				
Cost of group restructuring		(8,700)	-	-
Interest receivable		507	41	760
		----------	----------	----------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX		30,196	21,914	74,222
Taxation on profit on ordinary activities	6	(10,833)	(6,423)	(25,166)
		----------	----------	----------
Profit for the financial period		19,363	15,491	49,056
Dividend		(8,012)	(6,970)	(22,478)
		----------	----------	----------
Retained profit for the financial period		11,351	8,521	26,578
		======	======	======
Earnings per share	5	11.73p	8.70p	28.80p
Fully diluted earnings per share	5	11.63p	8.66p	28.68p
Dividend per share (adjusted for share consolidation)	4	4.50p	4.30p	13.80p

Statement of Total Recognised Gains and Losses

	30 June		31 December
	2004 £000	2003 £000	2003 £000
Profit for the financial period	19,363	15,491	49,056
Gain on foreign exchange differences	142	-	-
	----------	----------	----------
Total recognised gains and losses since last annual report	19,505	15,491	49,056
	======	======	======

Unaudited Group Balance Sheet at:-

	Note	30 June		31 December
		2004 £000	2003 £000	2003 £000
Intangible assets: Goodwill		16,276	18,146	16,745
Tangible fixed assets		31,943	32,892	36,652
Other investments		23,905	59,027	60,508
Investment in joint ventures		1,391	1,095	1,163

Investment in associates		2,368	5,167	2,748
		----------	----------	----------
		75,883	116,327	117,816
Policyholder assets to cover linked liabilities		-	434,214	472,413
Policyholder other investments		-	245,814	234,133
Deferred acquisition costs		-	23,311	11,603
Policyholder net current assets		-	19,516	16,134
Net current liabilities excluding net cash/overdrafts		(12,595)	(29,412)	(31,139)
Cash balances net of bank overdrafts		9,092	32,350	62,321
Term loans		(60,600)	(18,887)	(15,600)
Long term creditors		(19,856)	(10,598)	(7,270)
Policyholder technical provision for linked liabilities		-	(430,306)	(471,626)
Policyholder long term business provision		-	(250,230)	(234,188)
Provisions for liabilities and charges		(7,436)	(11,930)	(14,439)
		----------	----------	----------
Net (liabilities)/assets		(15,512)	120,169	140,158
		======	======	======
Called up share capital		8,456	16,332	16,455
Share premium account		-	24,726	26,493
Capital redemption reserve		50	3,256	3,256
Other reserves		1,136	670	670
Merger reserve		(433,829)	-	-
Interest in own shares		(1,124)	(2,620)	(2,581)
Profit and loss account		409,799	77,805	95,865
		----------	----------	----------
Equity shareholders' funds	8	(15,512)	120,169	140,158
		======	======	======

Unaudited Consolidated Group Cash Flow for the Period ended:-

		30 June		31 December
		2004	2003	2003
	Note	£000	£000	£000

Net cash (outflow)/inflow arising from:

Operating activities	7	30,984	4,388	85,226
Interest received		514	5	626
Taxation and group relief		(14,344)	(11,930)	(24,828)
Capital expenditure and financial investment				
Purchase of tangible fixed assets net of sale proceeds		(7,107)	(5,593)	(13,783)
Purchase of investments net of sale proceeds		762	(3,886)	(2,685)
Acquisitions and disposals		(1,043)	(563)	(563)
Cost of group restructuring		(10,005)		
Equity dividends paid		(15,966)	(13,298)	(20,259)
Financing activities				
Issue of shares		10,979	116	2,027
Return of capital		(85,004)	-	-
Advance of loans		45,000	4,387	1,100
Transfer of cash to insurance cell		-	-	(1,200)
Net portfolio - Life company shareholder investments		(7,999)	8,328	5,151
		----------	----------	----------
(Decrease)/increase in cash		(53,229)	(18,046)	30,812
		======	======	======

The above cash flows exclude movements within policyholder funds.

Notes to the Interim Results

1 Basis of preparation

The unaudited interim statement has been prepared in accordance with the Group's accounting policies as set out in the financial statements of Countrywide Assured Group plc ('CAG') for the year ended 31 December 2003. Merger accounting has been adopted to reflect the Scheme of Arrangement under which the company issued shares to former shareholders of CAG and became the only shareholders in that company. The demerger of the Life Business of CAG has been treated as a transaction with shareholders and is reflected as a movement in the reserves of the company and the group.

Group reconstruction and demerger

The Company was incorporated and registered in England and Wales on 29 October 2003 with the name PINCO 2041 PLC. On 22 December 2003 the Company changed its name to Countrywide plc. The authorised share capital on incorporation was £50,000 divided into 50,000 ordinary shares of £1 each, of which two were issued. On 1 March 2004 the two issued shares were transferred to two partners of Pinsents, solicitors to the Company

(the 'Subscriber Shareholders'). On 9 March 2004, each of the issued and unissued ordinary shares of £1 each was sub-divided into 100 ordinary shares of 1p each and the authorised share capital of the Company was increased by the creation of 59,995,000,000 new ordinary shares of 1p each and a new redeemable preference share of £50,000.

On 9 March 2004, in order to satisfy the requirements of section 117 of the Companies Act 1985 as to the minimum paid up share capital for a public company, the redeemable preference share was issued to one of the Subscriber Shareholders and was paid up as to one quarter of its nominal value.

On 17 May 2004, a further 1,120 ordinary shares of 1p each were issued to the Subscriber Shareholders and the ordinary share capital was consolidated into ordinary shares of £1.20 each. On 21 May 2004, pursuant to the Scheme of Arrangement of Countrywide Assured Group plc ('CAG') dated 18 March 2004, 338,256,669 ordinary shares of £1.20 each were issued to the former shareholders of CAG on the basis of one such share for every one ordinary shares of 5p each in the capital of CAG held at close of business on 21 May 2004, and provision was made for a return of capital to shareholders of £85,004,000.

On 23 May 2004, the ordinary share capital was further consolidated into ordinary shares of £2.40 each. Fractional entitlements arising on this consolidation were transferred to a nominee and sold for the benefit of the Company.

On 25 May 2004, pursuant to an order of the Court dated 24 May 2004, the nominal value of each ordinary share was reduced from £2.40 to 5p. Of the total amount reduced of £397,451,599, an amount equivalent to the market value of the Life Business of CAG of £91,752,125 was returned to shareholders by the transfer of Countrywide Assured Life Holdings Limited to Chesnara plc and by the issue by that company of ordinary shares to the Company's shareholders, and the remainder was credited to distributable reserves. At this date the net assets of the business reflected in the group's consolidated figures were £94,516,000. On 11 June 2004 a payment of £85,004,000 was made to shareholders to effect the return of capital referred to above.

On 22 June 2004, the remaining five ordinary shares of 5p each held by the Subscriber Shareholders were gifted back to the Company and cancelled. On cancellation an amount representing the nominal value of these shares was credited to a capital redemption reserve. On the same date, the redeemable preference share of £50,000 was paid up in full and then redeemed. The nominal amount of the redeemable preference share was sub-divided and converted into ordinary shares of 5p each and £50,000, being the par value, was transferred to a capital redemption reserve.

2 Prior year adjustment

In accordance with the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 and UITF Abstract 38 'Accounting for ESOP Trusts', the group's investment in its own shares via its Employee Share Ownership Plan Trust has been reclassified to shareholders' funds. This change of accounting policy has been reflected as a prior year adjustment (PYA). In other respects the unaudited interim statement has been prepared in accordance with the group's accounting policies as set out in the financial statements for the year ended 31 December 2003.

3 A copy of the interim report is being sent to all shareholders on 17 August 2004 and will be available to the public at the Company's registered office.

4 The dividend will be paid on 1 October 2004 to shareholders registered at

the close of business on 20 August 2004, the dividend record date. The ex-dividend date is 18 August 2004.

5 Earnings per share

An earnings per share has been calculated on the weighted average number of ordinary shares in issue during the period entitled to dividend of 165,006,691(2003: 178,056,093). Shares held by the Employee Benefit Trust are excluded from the calculation. The fully diluted number of shares was 166,521,567 (2003: 178,859,943), the difference representing the number of shares that would be issued for no consideration if all outstanding share options were to be exercised. The weighted average number of shares in issue has been based on the aggregate of the weighted average number of shares of Countrywide plc since 25 May 2004 and, prior to that, Countrywide Assured Group plc, adjusted to reflect the subsequent share consolidation within Countrywide plc. The comparatives have also been restated accordingly.

6 Taxation

	30 June		31 December
	2004	2003	2003
	£000	£000	£000
Corporation tax charge for the period	12,358	8,075	25,533
Corporation tax prior years	-	-	234
Deferred tax	(1,525)	(1,652)	(601)
	10,833	6,423	25,166

7 Reconciliation of group operating profit to net cash flow from group operating activities

	30 June		31 December
	2004	2003	2003
	£000	£000	£000
Group operating profit	40,741	22,090	78,787
Depreciation and amortisation	5,025	4,594	10,470
Result on long-term technical account	(2,965)	9,752	11,784
Transfer from long-term technical account	-	(9,000)	(3,500)
Gain on disposal of investments	(49)	(267)	(22)
(Profit)/ loss on sales of tangible fixed assets	(92)	279	(675)
Increase in working capital	(10,139)	(24,882)	(14,303)
(Decrease)/ increase in provisions	(1,537)	1,822	2,685
	30,984	4,388	85,226

8 Group reserves

	Share capital	Share premium	Capital redemption reserve	Other reserves	Merger reserve	Interest in own shares
	£000	£000	£000	£000	£000	£000
At 1 January 04	16,455	26,493	3,256	670	-	-
PYA - Employee Trust shares	-	-	-	-	-	(2,581)
At 1 January 04 restated	16,455	26,493	3,256	670	-	(2,581)
Exercise of share options	458	10,521	-	-	-	-
Capital and reserves prior to restructuring	16,913	37,014	3,256	670	-	(2,581)
Issue of preference shares	50	-	-	-	-	-
Issue of share capital under a scheme of arrangement	388,995	(37,014)	(3,256)	-	(433,729)	-
Reduction of capital	(397,452)	-	-	-	-	-
Redemption of Preference shares	(50)	-	50	-	-	-
Demerger of Chesnara	-	-	-	466	-	-
Share issue costs	-	-	-	-	(100)	-
Profit for the period	-	-	-	-		-
Movement in own shares	-	-	-	-	-	1,457
Gain on foreign	-	-	-	-	-	-

exchange						
Dividends	-	-	-	-	-	-
At 30 June 04	8,456	-	50	1,136	(433,829)	(1,124)

9 Share options

Following the Court Approved Scheme of Arrangement on 21 May 2004, 3,094,603 share options were rolled over to replace options previously granted by CAG plc. The adjusted prices range between 44.8p and 248.8p. Of these options, 1,588,337 have not yet reached maturity. A further 730,097 options were rolled-over under schemes held by the Employee Benefit Trust. At 30 June 2004, the Employee Benefit Trust held 1,056,378 shares in Countrywide plc.

10 Return of Capital and Demerger of Chesnara plc from Countrywide Assured Group plc

Tax treatment of former holders of Existing Ordinary Shares in CAG.

For each Existing Ordinary Share, shareholders received:	Market value of share on 25 May 2004 (p)	Market value of what was received for each Existing Ordinary Share on 25 May 2004 (p)	Proportion of base cost in Existing Ordinary Shares applicable to Cash	Proportions of adjusted base cost applicable to Countrywide New Ordinary Shares and Chesnara Shares
0.50 Countrywide New Ordinary Share	284.875	142.437		83.833%
0.25 Chesnara Share	109.875	27.469		16.167%
Cash		25.130	12.885%	

Pro Forma Unaudited Group Profit and Loss Account for the Period ended:-

	Note	30 June 2004 £000	30 June 2003 £000	31 December 2003 £000
TURNOVER				
Estate Agency - UK		138,961	111,669	251,848
- Overseas		1,045	88	1,707
Financial Services		34,437	33,178	72,911
Surveying & Valuation		55,893	51,716	108,040
Conveyancing		9,863	8,509	20,167

		240,199	205,160	454,673
OPERATING PROFIT				
Estate Agency - UK		24,163	6,408	36,294
- Overseas		(1,409)	(1,591)	(2,714)
Financial Services		7,637	9,246	23,059
Surveying & Valuation		16,085	15,332	31,866
Conveyancing		(1,622)	(900)	(1,484)
Central Costs		(5,974)	(3,255)	(5,466)
Operating profit		38,880	25,240	81,555
Share of loss in joint venture and associated undertakings including Goodwill write off		(145)	(217)	(2,575)
Amount written off investment property		(2,207)	-	(2,750)
Cost of group restructuring		(8,700)	-	-
Interest receivable / (payable)		507	(103)	233
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX		28,335	24,920	76,463
Taxation on profit on ordinary activities	13	(9,878)	(8,466)	(25,588)
Profit for the financial period		18,457	16,454	50,875
Dividend		(8,012)	(6,970)	(22,478)
Retained profit for the financial period		10,445	9,484	28,397
Pro forma earnings per share		11.19p	9.24p	29.87p
Pro forma fully diluted earnings per share		11.08p	9.20p	29.74p
Dividend per share (adjusted for share consolidation)		4.50p	4.30p	13.80p

Pro Forma Unaudited Consolidated Operating Assets Statement at:-

	Note	30 June 2004 £000	30 June 2003 £000	31 December 2003 £000
Intangible assets: Goodwill		16,276	18,146	16,745
Tangible fixed assets		31,943	31,556	35,748
Other investments		23,905	26,482	25,083
Investment in joint ventures		1,391	1,095	1,163
Investment in associates		2,368	5,167	2,748
		75,883	82,446	81,487
Net current liabilities excluding net cash/overdrafts		(12,595)	(21,015)	(48,406)
Cash balances net of bank overdrafts		9,092	8,396	58,541
Term loans		(60,600)	(18,887)	(15,600)
Long term creditors		(19,856)	(21,777)	(20,814)
Provisions for liabilities and charges		(7,436)	(7,884)	(8,639)
Net (liabilities) / assets		(15,512)	21,279	46,569
Shareholders' funds	14	(15,512)	21,279	46,569

Pro Forma Unaudited Consolidated Group Cash Flow for the Period ended:-

	Note	30 June 2004 £000	30 June 2003 £000	31 December 2003 £000
Net cash (outflow)/inflow arising from:				
Operating activities	12	25,205	15,804	92,795
Interest received		514	18	124
Taxation and group relief		(13,926)	(11,784)	(24,929)
Capital expenditure and financial investment				
Purchase of tangible fixed assets net of sale proceeds		(7,008)	(4,992)	(12,146)
Purchase of investments net of sale proceeds		762	(3,073)	(4,024)
Acquisitions and disposals		-	(563)	(563)

Cost of group restructuring	(10,005)	-	-
Equity dividends paid	(15,966)	(13,298)	(20,259)
Financing activities			
Issue of shares	10,979	116	2,027
Return of capital	(85,004)	-	-
Cash transferred to Insurance Cell	-	(1,200)	(1,200)
Advance of loans	45,000	4,387	1,100
	----------	----------	----------
(Decrease)/increase in cash	(49,449)	(14,585)	32,925
	======	======	======

Notes to the Pro Forma Interim Results

11 Basis of preparation

The pro forma interim statement has been presented as if the Countrywide plc group had been in existence throughout 2003 and 2004, although the costs incurred for the group restructuring are included in the pro forma figures.

The pro forma interim statement is a consolidation of the financial information of the Company and its subsidiary undertakings made up to the accounting reference date except for Countrywide Assured Life Holdings Limited and its subsidiaries which were demerged to a new holding company, Chesnara (the 'Life Business') under the Court Approved Scheme of Arrangement.

The investment held in the Life Business and all Life Business related balances, save those inter-company amounts owed between Countrywide plc and the Life Business falling to be settled on demerger, have not been included in the financial information for the comparative periods. As the investment of £40 million in the Life Business has not been included in the financial information, a corresponding adjustment has been reflected in other reserves to remove the £40 million from shareholders' funds brought forward. Any management charges or dividends received by Countrywide plc from Chesnara have been taken to reserves. This basis of presentation is consistent with that adopted by the company in presenting the financial information included in its circular to shareholders dated 18 March 2004.

In other respects the pro forma interim statement has been prepared in accordance with the group's accounting policies as set out in the financial statements for the year ended 31 December 2003.

12 Reconciliation of group pro forma operating profit to net cash flow from group pro forma operating activities

	30 June		31 December
	2004 £000	2003	2003 £000
Pro forma operating profit	38,880	24,816	81,555
Depreciation and amortisation	4,851	4,285	9,913

Loss/(profit) on sales of tangible fixed assets	(87)	279	(650)
Increase in working capital	(17,273)	(15,358)	18
Increase/(decrease) in provisions	(1,166)	1,782	1,959
	----------	----------	----------
	25,205	15,804	92,795
	======	======	======

13 Pro forma taxation

	30 June		31 December
	2004	2003	2003
	£000	£000	£000
Corporation tax charge for the period	9,999	8,070	25,110
Corporation tax prior years	-	-	100
Deferred tax	(121)	396	378
	----------	----------	----------
	9,878	8,466	25,588
	======	======	======

13 Pro forma taxation (continued)

Reconciliation of current tax charge for the period to 30 June 2004

	£000
Pro forma profit before tax	28,335
Add back:	
Amortisation of goodwill	468
Overseas losses	1,406
Amortisation of capital receipt	(811)
Loss on Cannon Street	2,207
Depreciation in excess of capital allowances	689
Group restructuring costs disallowed for tax	6,770
Tax relief on share options exercised	(6,493)
Profit on disposal of assets	(87)
Other permanent differences	701
Losses from joint ventures and associates	145

Profits chargeable to tax	33,330
	======
Tax charged at 30%	9,999
Deferred tax	(121)

Taxation charge	9,878
	======

14	Reconciliation of pro forma shareholder funds	£000
	Pro forma shareholder funds at 1 January per Circular dated 18 March 2004	49,150
	PYA - reanalysis of interest in own shares	(2,581)

	Pro forma shareholder funds at 1 January restated	46,569
	Return of capital	(85,004)
	Proceeds from the exercise of share options	10,979
	Retained pro forma profit for the period	10,445
	Gain on foreign exchange	142
	Costs of share issue	(100)
	Movement of interest in own shares	1,457

	Pro forma shareholder funds at 30 June 2004	(15,512)
		======

15 Forward looking statements

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial condition, business performance and results of Countrywide plc. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of Countrywide plc including, amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates, inflation, deflation, the impact of competition, changes in customer preferences, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which Countrywide plc and its affiliates operate. As a result, the Countrywide plc's actual future condition, business performance and results may differ materially from the plans, goals and expectations expressed or implied in these forward looking statements.

END

Close

2.4

Countrywide Assured Group plc

Annual Report and Accounts 2003

Highlights

	12 Months 2003	12 Months 2002	Change
Operating Profits	**£78.8m**	£86.2m	**-9%**
Profit before tax	**£74.2m**	£82.8m	**-10%**
Earnings per share	**14.40p**	15.89p	**-9%**
Adjusted earnings per share	**15.12p**	16.15p	**-6%**
Interim dividend per share	**2.15p**	2.05p	**+5%**
Final dividend per share	**4.75p**	4.10p	**+16%**
Life policies arranged	**43,587**	49,662	**-12%**
Mortgages arranged	**52,763**	48,982	**+8%**
Valuations and survey instructions	**605,857**	588,212	**+3%**
House sales exchanged	**84,765**	93,442	**-9%**
Conveyances completed	**35,063**	34,777	**+1%**

Chairman's Statement

I am delighted to be able to report that in 2003 your Company performed strongly and produced a profit before tax of £74.2 million. We sold 9% fewer houses but this performance was achieved in the face of a reduction in the volume of total UK housing market transactions of circa 16% to 1.33 million. The second half of the year produced £52.3 million profit as house buyer confidence recovered following the end of the war in Iraq.

Outstanding profit performances were again recorded by Countrywide Surveyors, the Financial Services Division and the Estate Agency Division, the last to some extent assisted by strengthening house prices (up 13%) and a modest increase in commission rates which partly offset the fall in volumes.

Owing to systems implementation delays, leading to capacity constraints, our conveyancing business, Countrywide Property Lawyers operated at full capacity throughout 2003 and generated its highest ever level of completions. The costs incurred in developing the new processing support system and infrastructure and its subsequent delayed implementation resulted in a small loss for the year.

Countrywide Assured, our life assurance business, substantially closed for new business in mid-2003. Increased provisions for endowment mortgage compensation and persistency negatively impacted on Countrywide Assured's results. It has successfully restructured its operation reducing headcount by over 100 to reflect the changed nature of its operational focus.

rightmove.co.uk, the property website in which we enjoy a 29% shareholding is profitable, cash generative and has very good potential for future growth.

In December 2003, your Board announced that it proposed to demerge our Life Assurance group. Relevant documents requesting shareholder approval for these proposals will be posted next week. Under these proposals the life assurance businesses will be consolidated under a new company, Chesnara plc, which will demerge from the Group and obtain a separate listing on the London Stock Exchange. The Estate Agency and Property Services group will be consolidated under a new listed company, Countrywide plc.

Simultaneously, Countrywide has arranged medium term debt to fund a return of £85 million to shareholders (25.8p per current share in issue) in addition to the 2003 final dividend of £15.5 million. In recent years, the Group has been strongly cash generative and as a result has been able to substantially increase dividend payments and buy back shares for cancellation. At the end of 2003, the non-life group had an overall cash balance of £59 million and your Board believe that it is sensible and economically sound to add some short term debt to the balance sheet. This will allow the proposed return of cash to shareholders, thereby increasing the efficiency of the Group funding, whilst still preserving a prudent position on working capital.

The Board intends to recommend an increase in the 2003 final dividend payment of 16% to 4.75p per share making a total of 6.9p for the year (6.15p in 2002). Payment is proposed to be made on 11 June 2004 to shareholders on the register on 21 May 2004.

People

Our staff continue to be our greatest asset and their enthusiastic and active participation is vital to achieving our goals. Throughout the business we invest in appropriate training as we constantly seek to reinforce and improve our market-leader status and deliver high standards of customer service in all areas in which we operate.

Throughout 2003, as in past years, we have supported various charities.

Developments

Encouraged by the success in 2003 of the first nine months activity, we plan to extend our Spanish business to the Costa Blanca later this year.

We have entered into agreements for the development of the software and ancillary services to support our planned remortgage conveyancing business. We now anticipate commencing operations in the second half of 2004.

In anticipation of the changes to the remortgage and general insurance regulations, we are developing plans to become authorised by the FSA for the sale of these products.

Outlook

We carried into 2004, a strong pipeline of sales arranged, awaiting exchange, and I am pleased to be able to report that business in January and February has been much better measured against last year's disappointing start. Indeed, after an encouraging January, the fee value of net new sales arranged in February were the second best ever achieved in a single month in our corporate history. Both volumes and house prices have continued to increase, and thus the fee value of house sales arranged has increased by £11.2 million over the same period last year.

Financial Services sales started slowly, but momentum has increased in recent weeks.

Both Countrywide Surveyors and Countrywide Property Lawyers have had encouraging starts to the year.

With a pipeline of commission 31% up on the same time last year, and strong activity levels across all divisions, the current outlook for the Property Services group appears to be excellent.

The Life Company enters 2004 with a strong capital base. Although endowment mortgage complaints have been higher than anticipated, persistency is proving to be slightly better than expected. These will continue to be challenging issues. The demerger will allow the management to pursue its own strategy that may include outsourcing and the consolidation of other life assurance books.

Christopher Sporborg
Chairman
9 March 2004

Directors

Christopher H Sporborg, CBE
Aged 64, is the independent Non-Executive Chairman of Countrywide Assured Group plc, Countrywide Assured plc. He is Chairman of the Remuneration Committee and the Nominations Committee. He was formerly Deputy Chairman of Hambros PLC, Deputy Chairman of Hambros Bank Limited and Chairman of Hambro Insurance Services Group PLC. At Hambros he was responsible for the acquisition of Bairstow Eves PLC in 1985, the formation of Countrywide Assured Group plc, and in 1988 the creation of the Life Company then called Hambro Guardian Assured plc. He is Chairman of Atlas Copco UK Holdings Ltd., Chairman elect of Chesnara plc., a Director of Getty Images Inc., Lindsey Morden Group Inc., and The Horserace Totalisator Board. He joined the Board on 13 June 1986.

Andrew J Brown
Aged 59, is an independent Non-Executive Director of Countrywide Assured Group plc. He is Chairman of the Audit Committee and serves on the Remuneration Committee and the Nominations Committee.He has wide ranging experience of the financial services sector, including executive positions with Sterling Guarantee Trust and Sedgwick Group. He was Finance Director and subsequently Joint Chief Executive of Gartmore Investment Management plc and was Finance Director of Hawkpoint Partners Limited. He is a Chartered Accountant and is a director of The Childrens Trust Limited. He joined the Board on 31 March 2003.

Anthony B Crew
Aged 53, is a Director of Countrywide Assured Group plc, and Managing Director of H_2O Homes Overseas Countrywide. He has worked in estate agency for 30 years and was formerly a partner with Connell Estate Agents. He joined the Group in 1988 and the Board on 27 January 1999.

Anthony H Ekins
Aged 60, is a Director of Countrywide Assured Group plc and Divisional Director of the London Estate Agency Division. He qualified as a Chartered Surveyor in 1965. He was previously Operations Director of Prudential Property Services, who acquired Ekins, Dilley and P Handley in 1986. He joined the Group in 1990 and the Board on 27 January 1999.

Gerald R Fitzjohn
Aged 54, is a Director of Countrywide Assured Group plc, National Sales Director of the Estate Agency Division and Retail Financial Services and a Director of Countrywide Assured Franchising Limited. He has been with the Group since 1974 and was formerly Managing Director of Taylors Estate Agents Limited. He joined the Board on 7 December 1989.

Michael J Gordon
Aged 56, the senior independent Non-Executive Director and serves on the Audit Committee, the Remuneration Committee and the Nominations Committee. He was formerly Group Sales Director of Skandia Life Assurance Holdings Limited. He is a Non-Executive Director of Skandia Life Bankhall Investment Management Limited, and Bankhall Investment Finance Limited, Skandia owned subsidiaries. He joined the Board on 1 May 2002.

Harry D Hill
Aged 55, is Group Managing Director and a Director of Countrywide Property Lawyers Limited. He qualified as a Chartered Surveyor in 1967 and was formerly Managing Director of Abbotts (East Anglia) Limited. He is a Non-Executive Director of Countrywide Assured plc and Jupiter Financial Income Trust PLC. He joined the Board on 10 February 1986.

Terry Marris
Aged 54, has been a Director of Countrywide Assured Group plc since 29 July 1998. Following senior management in Lloyds Bank and General Accident he joined the Group in 1992 and was Managing Director of Countrywide Assured plc before becoming Managing Director of Countrywide Property Lawyers in 2002.

Peter W Mason
Aged 53, is a Non-Executive Director of Countrywide Assured Group plc and serves on the Audit Committee. He is a Non-Executive Director of Countrywide Assured plc. and Investment Director and Actuary of Neville James Group an investment management company. He was admitted as a Fellow of the Institute of Actuaries in 1979. He joined the Board as Non-Executive Director on 27 May 1992.

Michael C Nower
Aged 54, is Group Finance Director and was formerly Company Secretary of Countrywide Assured Group plc. He is a Director of Countrywide Assured plc. He qualified as a Certified Accountant in 1975 and was formally Group Finance Director of Lancaster PLC. He joined the Group and the Board on 9 October 1989.

Christopher P Shaw
Aged 51, is a Director of Countrywide Assured Group plc and Managing Director of Countrywide Surveyors. He qualified as a Chartered Surveyor in 1978 and is a fellow of The Royal Institution of Chartered Surveyors. He was formerly a Director of Abbotts (East Anglia) Limited and joined the Board on 1 January 2002.

Operating and Financial Review

In light of the proposal to demerge the Life Assurance group, which will be put to shareholders on 28 April, we are presenting the Operating and Financial Review and future prospects in two parts.

The first part covers the estate agency and property services divisions, known previously as the non-life business. Under the proposals, this will become Countrywide plc. The second covers the life assurance division, which will become Chesnara plc.

Estate Agency and Property Services group

THE BUSINESS, ITS OBJECTIVES AND STRATEGY

We are in the business of providing services to participants in the residential property market. We have a prominent position in this sector with our four divisions: the largest Estate Agency chain, and associated Financial Services sales force in the UK; the biggest national Surveying and Valuation business; and the country's largest residential Conveyancing operation . We also have a 29% share of rightmove.co.uk, the leading Internet property site, and a 47% share of TM Property Service, a provider of electronic land searches.

Operating under well-known local brands such as Bairstow Eves, Mann & Co, John D Wood, Dixons, Bridgfords, Palmer Snell, Fulfords, Abbotts, Taylors and Faron Sutaria our chain of 880 estate agency branches, including 76 independently owned and operated franchised branches, sells homes on behalf of vendors all over the country. In 2003, we opened 2 offices in Spain to sell property mainly to UK resident clients, many of whom are introduced by our estate agency offices. Our subsidiaries Countrywide Residential Lettings, Countrywide Property Management, PKL and Countrywide Property Auctions supply a broad spectrum of property and management services to residential and commercial clients. The Financial Services Division comprises 792 mortgage consultants based in the owned and franchised estate agency offices to assist both buyers and sellers in their requirements for mortgage finance and insurance, including all types of personal protection and home and contents cover.

Countrywide Surveyors employs 645 qualified surveyors, working out of 148 offices, who, acting for both major lenders and house buyers, conduct significant numbers of residential mortgage valuations and surveys.

Operating out of five property law centres, our Conveyancing Division employs 502 conveyancing and customer services staff providing legal services for home buyers and sellers. Later this year we plan to open a business based in Brentwood utilising outsourcing facilities in Chennai, India offering remortgage conveyancing services to mortgage lenders.

The management's objectives for the group are to offer services to clients at all stages of the residential property transaction thereby maintaining profitable growth and whenever possible, to return the cash generated to shareholders.

Recognising the Group's dependence on the UK housing market, the management's strategy for profitable growth lies in building on our existing strengths and increasing market share where possible by acquisition, organic growth and the expansion of capacity; and in extending the range of services and products we provide into new but related markets. We also believe our philosophy of decentralised management coupled with tight financial controls puts us in a better position to manage the cyclical nature of the UK housing market, capitalising on the upturns and helping to minimise the effect of any downturn.

Operating and Financial Review

OPERATING REVIEW

Performance in the period

The Estate Agency and Property Services group Operating Profit of £80.4 million (2002: £75.8 million) was, once again, a record.

The Estate Agency Division results benefited from a full year's contribution from the offices acquired from Friends Provident in August 2002, but also bore the start-up costs of our new Spanish operation.

The additional offices acquired added to the Financial Services Division profits, which also gained from the higher commission received under the arrangements with Friends Provident, in place from August 2002.

Countrywide Property Lawyers suffered frustrating and unexpected delays to the delivery of its new software. This left the division carrying additional premises and staff costs, the benefits of this investment will be fully realised once the new computer system and procedures have been rolled out later this year.

We have reviewed the carrying value of our investment in TM Property Service Limited and written down the goodwill by £1.9 million.

Estate Agency Division

		12 Months 2003	12 Months 2002	Change
Turnover		**£253.6m**	£242.7m	+4%
Operating profit	– Estate Agency	**£34.0m**	£38.7m	–12%
	– Lettings	**£2.3m**	£1.5m	+53%
	– H_2O Homes Overseas Countrywide	**(£2.7m)**	–	N/A
		£33.6m	£40.2m	–16%
House exchanges		**84,765**	93,442	–9%
Average commission		**1.76%**	1.74%	
Average house price		**£149,755**	£132,653	+13%
Headcount (average FTE)		**5,408**	5,568	–3%
Branches at year end	– Group	**804**	808	–1%
	– Franchised	**76**	49	+55%

It was an unusual year for the housing market. Immediately following the New Year, buyer confidence appeared to evaporate and sales arranged, particularly in the southern half of the country, dropped sharply. As the year progressed confidence returned and the number of sales arranged in the summer were at levels not seen for a number of years, although the end of the year saw some slowing in activity. The 2003 national transactions statistics produced by the Central Statistical Office show volumes down in excess of 16%, whereas the division's house exchanges reduced by a little over 9%, aided, to an extent, by a full year contribution from the acquired offices. However, house prices were a different story. The average price of houses we exchanged grew strongly all year, with the average for the year increasing to £149,755, up nearly 13% on the previous year. It is difficult to separate out the

components of house price movement but, undoubtedly, a lower proportion of sales to first time buyers has had an upward influence on the average price recorded.

Nevertheless, the evidence seems to support an underlying increase in house prices, despite apparently lower demand, probably caused by a shortage of suitable property.

Our businesses took advantage of the opportunity afforded by these market conditions to raise average commission rates from 1.74% to 1.76%

Whilst many competitors seek to sell on price, we aim to sell on the superior nature and broad range of the Group's services, and are committed to maximising commission rates wherever possible. When the market is slower, and the competition for new instructions is less fierce it is possible to increase commission rates. This approach means that in tougher markets, we tend to gain market share. This was the case in 2003. Our focus on service and resistance to selling on price alone, means that our estate agency business has recorded a profit in its own right for the last eight years, unlike most of the other major chains. In 2003, the combination of higher commission rates and higher average house prices resulted in an increase in the average fee received of over 14%.

2003 saw further growth in our franchise business, with another 27 offices being opened bringing the network up to 76 branches. During the year some 3,128 properties were sold and exchanged through Countrywide's franchised offices and like the owned business, the end of year pipeline is materially stronger than the previous year.

Letting activity during the year was encouraging, although there was some evidence of reduced demand and rental falls, particularly at the top end of the market, and for poor quality homes. Continued buy to let interest across the UK has substantially increased the number and quality of residential properties available to let and, as a consequence, we have continued to carefully grow our representation in the market.

In April 2003, we opened our first office in Spain, in Marbella, trading as H_2O Homes Overseas Countrywide. Although there have been signs of a softening in the market during the intervening period, property prices on the Costa de Sol remain firm (average sale price €306,769) and commission rates at 5.57% average are attractive. A small sub-branch, east of Malaga, was opened in November to allow customers access to more modestly priced homes and early months' sales figures are encouraging.

For the first six months of the year in response to the slower UK market, we allowed natural wastage to reduce headcount in the division and, although there was some recruitment as the market improved, at the year end, total numbers remained below the previous year. A full year of the costs of the Friends Provident estate agency business has raised the level of the division's overall expense base. This has also been increased by the start-up and continuing costs of our new operation in Spain and its UK support operation. These costs served to depress our margin in 2003, but, nevertheless, the margin was higher than that achieved in 2001, when sales volumes were higher.

Financial Services Division

	12 Months 2003	12 Months 2002	Change
Turnover	**£72.9m**	£59.0m	+24%
Operating profit	**£21.9m**	£10.6m	+107%
Life protection policies arranged	**43,587**	49,662	−12%
Total mortgages arranged	**52,763**	48,982	+8%
– value	**£4.7bn**	£3.9bn	+21%
Panel mortgages arranged	**50,773**	46,586	+9%
– value	**£4.6bn**	£3.6bn	+28%
General insurance policies arranged	**49,664**	50,969	−3%
Conversion rate			
– mortgages	**62.2%**	52.4%	
– life policies	**51.4%**	53.1%	
Headcount (average FTE)	**1,288**	1,219	+6%

The Financial Services Division, which provides services to estate agency clients, leverages off the level of house sales achieved in the estate agency offices. Although, as described earlier, house sales were some 9% lower than the previous year, the effect of this was offset by a significantly higher mortgage conversion rate. The volumes of mortgages distributed on behalf of our "blue chip" panel of mortgage providers again set record levels at £4.6 billion (2002: £3.6 billion). These improvements arose from the benefits of a more stable and growing sales force and higher sales of remortgage products. The overall penetration rate of sales of mortgages, life assurance and general insurance continue to achieve levels of genuine excellence. As the division's fees and commissions are linked to mortgage and insurance policy case sizes, the profits also benefited from the effect of higher house prices.

In addition, the division's profits benefited from a full year's commission earnings from the distribution deal with Friends Provident, since the commission earned from each policy is higher compared to the previous in-house arrangements. Our own specialist sub prime and buy to let mortgage broking initiative, Countrywide Lending Solutions, continues to grow strongly and contributed over £2 million to the division's profit.

Surveying and Valuation Division

	12 Months 2003	12 Months 2002	Change
Turnover	**£108.0m**	£101.8m	+6%
Operating profit	**£31.9m**	£28.7m	+11%
Valuations and survey instructions completed	**605,857**	588,212	+3%
Headcount (average FTE)	**1,233**	1,184	+4%

Countrywide Surveyors benefited from an increase in average prices and, despite the contraction in transaction volumes in the residential housing market, completed a record number of mortgage surveys and valuations. The benefit of additional instructions from new clients, together with an increase in the number of remortgage cases, more than compensated for the fall off in the residential market. However, the business continued to be capacity constrained and therefore outsourced some 81,000 cases at significantly lower margins. Whilst it is beneficial to maintain some level of outsourcing capacity to provide a cushion against market fluctuations, in-house capacity was increased by the net recruitment of a further 45 surveyors. Future capacity will be enhanced by new improvements in technological support for our surveyors, described in more detail below, as we seek to maximise individual productivity and accuracy. This will allow us to continue to pursue market share increases in a still, predominantly highly fragmented market.

Conveyancing Division

	12 Months 2003	12 Months 2002	Change
Turnover	**£20.2m**	£18.7m	+8%
Operating profit/(loss)	**(£1.5m)**	£1.8m	
Completions	**35,063**	34,777	+1%
Headcount (average FTE)	**502**	438	+15%

Countrywide Property Lawyers has been developing its business around the delivery of a new computer system, originally planned for Spring 2003. This is designed to substantially enlarge the volume and profit capability of the division which is currently constrained by existing systems to circa 35,000 completions per annum. Central to these plans is the consolidation of client services in a single centre based in Manchester and premises were obtained, and staff recruited, in anticipation of the roll out of the new system. Regrettably, the level of software errors in the delivered system was such that the management did not have the confidence to implement the new system immediately. In consequence, in 2003, the business has been carrying approximately £2.3 million of additional costs with no commensurate increase in revenue. Despite the reduction in volumes in the residential housing market,

Operating and Financial Review

the five property law centres received nearly 69,000 instructions from our estate agency offices, nearly 17% more than in 2002. In addition, because of capacity constraints, over 17,000 instructions were passed to third party lawyers.

We have reviewed the carrying value of the investment in EDC Lord, which we made in 1999. The business acquired has been completely absorbed into Countrywide Property Lawyers and it is no longer possible to identify a separate income stream from this business. Therefore, in accordance with the requirements of FRS11, we have written the goodwill arising on the investment down to nil, at a cost to this year's profits of £855,000.

Joint Ventures and Associates

	12 Months 2003	12 Months 2002	Change
Joint Venture			
Profit/(loss) before tax	**£0.2m**	(£0.2m)	
Net assets	**£1.2m**	£1.0m	+20%
Associated companies			
Profit/(loss) before tax	**(£2.7m)**	(£4.4m)	+39%
of which goodwill amortised	**(£2.4m)**	(£2.7m)	+11%
Net assets	**£0.9m**	£0.7m	+29%

There is now strong evidence that over 50% of all homebuyers make the first contact with the property that they buy via the Internet. www.rightmove.co.uk, the property web site, in which we have a 29% stake, continues to dominate property advertising on the internet. 2003 saw rightmove become the first national property web site to generate significant profits. Membership grew from 3,025 resale offices at the start of 2003 to 4,450 at year end, with 400 new homes sites and a further 700 lettings only offices. rightmove now lists the properties of all five of the UK's largest estate agency groups and more than 50% of the top 100 high street estate agency brands. At any one time rightmove now displays close to 300,000 properties, representing more than a third of all properties for sale and to let in the UK. As the first property web site to serve 100 million page impressions in a month, rightmove has joined an elite group of UK sites (numbering around 25) who have ever achieved this milestone.

TM Property Service's business is the effective delivery of electronic search information to lawyers. Unfortunately, the laudable plans to speed up the delivery of Local Authority Searches to lawyers acting on behalf of home buyers have made little progress for the last two or three years. As a consequence, growth of the business has been disappointing. During 2003, our 47% share of the business, produced a loss of £281,000. We have reviewed the carrying value of our investment in TM Property Service. The rationale for our investment in this business was to use its technology to develop an electronic sellers' pack incorporating many of the Group's products and services. In the Queen's Speech, the Government announced its intention to legislate to make Home Information Packs mandatory. The enabling bill has now been introduced, but it is unlikely that Home Information Packs will become compulsory before 2006. In addition, as mentioned earlier, the slow progress being made towards the provision of electronic searches, is a key dependency

for TM's future income streams. In the light of these factors, the discounted value of the projected future cash flows arising from the investment have reduced which, following the principles of FRS 11, has led to a reduction in the value of the investment and we have written off £1.9 million of goodwill.

Central Costs

Following completion of the refurbishment of 100 Cannon Street in July, Central Costs includes the rental income and running costs of this investment property, as well as a write down of £2.75 million in the carrying value. These items have been offset by a recovery of professional indemnity insurance claims previously written off. Underlying Head Office costs were £7.4 million, 19% higher than 2002, due to increased National Insurance and pension costs (£0.6 million) and salaries (£0.3 million).

Returns to Shareholders

As mentioned earlier, management's aim is to generate returns for shareholders through profitable growth. However, due to the significant operational cash flow generated by the business, we have previously been able to distribute cash to shareholders by way of share buybacks, although we have now utilised all available distributable reserves. Given the cyclical nature of our estate agency business we have, historically, always taken a very cautious approach to gearing up our balance sheet. However, the development and refinement of our business model and the level of cash flows we have experienced in the past few years, give us the confidence to accept a level of gearing in the Balance Sheet and, thus, a more efficient capital structure. This will enable us to make a further return of cash to shareholders by means of a Court approved Scheme of Arrangement. These proposals will be put to shareholders on 28 April 2004.

Previously our dividend policy has been based on the earnings of the non-life group plus any cash distribution from the life assurance group. In light of the proposed demerger of the Life Assurance group, we do not anticipate a dividend by Countrywide Assured will be paid in respect of 2003. Thus the proposed final dividend of 4.75p relates solely to the restated earnings per share of the Estate Agency and Property Services group. Adjusted for the court approved buy back of shares in June 2003, the underlying dividend cover is 2.2 times. Taking into account the interest cost of the proposed gearing and the slightly higher implied risk, we currently anticipate that, in the short term at least, future dividend cover will be in the range 2.5 to 3 times.

Dynamics of the Business

Our success is linked to the fortunes of the UK residential housing market. The profits of the Estate Agency Division are the most sensitive to movements in the volume of sales and house prices. However, as witnessed in the early months of 2003, the division is also more able to react quickly to manage its costs in reaction to changing market conditions. Staff turnover in the industry is relatively high and thus head count, 63% of total costs, can be rapidly increased or decreased as the market requires. Our new operation in Spain, H_2O Homes Overseas Countrywide, is not directly exposed to the UK housing market. However, its clients are sensitive to the health of the broader UK economy. In the short term, its results are more likely to be influenced by the Sterling/Euro exchange rate, although this is not likely to influence clients' buying decisions in the medium term.

The Financial Services Division results are more sensitive to volume changes than price changes, although, any reduction in volume can be partially offset by commensurate changes in penetration and productivity.

Countrywide Surveyors and Countrywide Property Lawyers results are less sensitive to house price fluctuations and, at the margin, to volume changes. In

2003, despite the more subdued level of activity in the market, both divisions continued to outsource a significant amount of work. To some extent, Countrywide Surveyors is dependent on remortgage surveys and valuations to offset any slowing of the residential market. In the future we will also rely on this aspect of the mortgage market to provide work for our remortgage conveyancing business. Each of these businesses is also dependent on the market for qualified staff, surveyors and conveyancers respectively and management of staff retention is a critical task. Similarly, all rely on increasingly sophisticated information technology and systems to deliver the high service standards required by our customers. All are investing considerable amounts in updating their technology, which should start to bear fruit in 2004.

Although most of the Group's customers are retail clients we nevertheless have some very important commercial relationships. We depend on our insurance partners to produce appropriate products to meet our customers' requirements for financial and property protection, and to service these clients and our sales force, to the highest standards. We are similarly reliant on the lenders for whom we write mortgages, and our successful 'Big Deal' mortgage campaigns are only achievable through the active participation of our lending panel, both in product design and volume processing. These same lenders, and others, are major clients of Countrywide Surveyors, for whom we carried out over six hundred thousand surveys and valuations in 2003.

The majority of our businesses operate in highly regulated markets, and compliance with the required standards is key for us, and commands much attention by our management. The financial services products we sell are currently governed by voluntary codes – The Mortgage Code and The Association of British Insurers Code. The sale of mortgages is due to be governed by formal Financial Services Authority regulations in October this year and the sale of insurance in January 2005. We welcome these moves as we believe that, unlike many in the industry, our existing operating standards and procedures are robust enough to cope with this new regime. We plan to apply to be authorised directly by the FSA for the sale of these products.

Key to our success is the integrated nature of our business. The house sale leads to the sale of the financial products, the survey and valuation and the conveyance. We have adopted a highly decentralised operating structure and our management teams have many years of experience. They are highly profit focused and we strongly encourage them to maximise earnings for their subsidiaries and themselves by taking full advantage of the products offered across the Group. The localised nature of the estate agency management structure, together with the strength of the local brands, has enabled us to be the leading estate agency in many parts of the country. This, coupled with the quality of the training we provide, enables us to realise above average fee income, despite market pressures. Each of our main trading divisions is a market leader in its sector and we have a 29% holding in rightmove.co.uk, the country's leading Internet property site which, after incurring relatively modest losses since its launch 4 years ago, was profitable in 2003.

A recent triennial valuation of the defined benefit section of the Group's pension scheme has revealed an increased past service deficit, largely due to a reduction in the value of its equity investments. Further details are given in note 32. This scheme has been closed to new entrants for some time, but in the light of the increased deficit, it was closed to future service accrual with effect from 31 December 2003. In consultation with the Scheme Actuary, we have proposed a funding programme designed to eliminate the deficit over the next ten years. Under this programme, we anticipate making a single contribution of £5 million in 2004. The current proportion of retired members versus members below retirement age is relatively low, which leads us to believe that the current

mix of equity and fixed interest investments shown in note 32 to the accounts is appropriate.

Investment for the Future

Capital expenditure is not a significant feature of our business, but in 2003 we incurred expenditure on IT of £10 million. A significant part of this expenditure £4.9 million, was incurred by our nascent remortgage conveyancing business and there is a further £3.1 million planned for 2004. This system will enable us to outsource offshore the bulk of the work required to process remortgage conveyances, significantly reducing the cost in what is a highly competitive market.

We have spent £0.3 million on the roll out of our estate agency computer system, with a further £0.3 million planned for 2004. Amongst other benefits, this system facilitates the listing of property on rightmove.co.uk and encourages electronic links between offices and with clients.

Countrywide Property Lawyers invested £2.8 million of capital expenditure and a further £2.3 million of revenue expenditure on its new computer system and in restructuring its operations. Currently the operation enjoys a 1.5% market share of a highly fragmented 2-3 million transaction market. In addition to increasing capacity, the investment will also increase productivity and thus bring increased margins. After the considerable difficulties experienced in 2003, the roll-out of the new system is now anticipated for the end of the first half of 2004, with full implementation early next year.

Countrywide Surveyors has started testing of it's new system, having spent £0.8 million with a further £1.4 million to be spent in 2004, and £0.3 million in 2005. The aim is to completely revamp the management of the workflow within the business, and to improve electronic communications, both internal and external. Implementation should be fully completed in 2005.

The refurbishment of 100 Cannon Street, a high quality City office investment, was completed in July 2003 on time and within budget. Regrettably, this completion coincided with a substantial downturn in the City office rental market caused by a large increase in the amount of sub-let space. Whilst the ground floor of this development is already let to Sainsburys, current prospects for the offices are less encouraging, to date we have been unable to let any of this space. In light of this, we commissioned a valuation which resulted in a reduction in the carrying value of this investment of £2.75 million which has been charged to profits. The existing bank facility, which is secured on this development, has been reduced to £15.6 million and renewed to 31 December 2005.

Our capital expenditure plans for 2004 include £7 million total capex to refurbish a number of our estate agency offices and update their computer systems to improve Internet links.

We are close to completing our planned improvements to the point of sale system operated by our mortgage consultants. These are designed to speed up the underwriting processes through web-enabled links with Friends Provident, our mortgage centres and lenders and should bring improvements to both productivity and client service.

It is our practice to absorb within Central Costs the legal and other costs of new ventures and projects. In 2003 this cost amounted to £410,000 and included remortgage conveyancing which will be borne centrally until launch. In 2004 Central Costs will also bear the costs of the demerger and return of capital. These are estimated at £10 million.

FINANCIAL REVIEW

Capital Structure and Treasury Policy

Financial Instruments

The Group finances its operations through bank borrowings, retained profits and working capital balances. Currently, no other financial instruments are used. Direct exposure to other currencies is currently limited to the cost of funding our Spanish operation. When the Group is cash positive, it holds its deposits on terms of less than one year, pending investment. Where appropriate, term facilities are used to finance specific property investments. In the current interest rate environment and given the Group's relatively low gearing and positive operating cash flow, the Directors have considered that this level of interest rate risk is acceptable. If the proposed restructuring and return of capital is approved, then appropriate hedging strategies will be considered to cover the interest exposure.

Cash Flows

In 2003, the operating cash flow of the non-life business was very strong and generated £92.8 million which represents a cash inflow of 28.2p per share.

During the year we invested a further £4 million in the office development at 100 Cannon Street, of which £1 million was funded by a secured bank loan. Tax payments on account of Corporation Tax absorbed £24.9 million, £20.3 million was distributed to shareholders in dividends and £13.4 million incurred in capital expenditure.

The Estate Agency and Property Services group net cash inflow for the year was £32.9 million, and the year end cash balance was £58.5 million.

Life Assurance group

THE BUSINESS, ITS OBJECTIVES AND STRATEGY

The principal operating subsidiaries of the Life Assurance group are Countrywide Assured plc, a medium sized Life Assurance company in the business of servicing our book of approximately 250,000 life and pension policies and Key Retirement Solutions Limited, a leading specialist independent financial adviser operating in the homeowner equity release market.

During the reporting period the Countrywide Assured Group plc (CAG) Board undertook a strategic review which resulted in the decision to investigate the possible sale or demerger of the Life Assurance group. These investigations resulted in the announcement on 18th December 2003 that the Life Assurance group would, subject to the relevant permissions, be demerged and listed separately on the London Stock Exchange as Chesnara plc during the Spring of 2004.

At the end of 2003 the split of our inforce book by number was 36.7% endowment, 40.0% protection, 10.4% whole life and 12.9% other. This reflects our historic purpose of providing mortgage-related policies to the financial services sales force of CAG and our strategic decision to exit the endowment market in 2001 and thereafter solely sell protection products to this marketplace.

Further to the Group's distribution agreement with Friends Provident in August 2002 we continued to write significant volumes of protection business until August 2003 under a reinsurance agreement with Friends Provident. Following cessation of this contract and the consequent substantial closure to new business, we have, in addition to running off the pipeline of pending applications, continued to write Guaranteed Income Bonds and a small amount of life protection business.

In preparation for the substantial closure to new business the Life Company, Countrywide Assured plc, was restructured and the headcount was reduced by 110 to 215 during the year. This reduction includes 60 new business related people who transferred to Friends Provident under a TUPE arrangement.

The Financial Services Authority (FSA) regulates both Countrywide Assured plc and Key Retirement Solutions Limited, the latter becoming directly approved in December 2003. As a result we are subject to both the general operation of the Financial Services and Market Act and the specific regulation processes of the FSA. Whilst the weight of conduct of business rules has reduced slightly following the substantial closure to new business we are still subject to the full weight of the prudential regulation. This falls largely on the areas of solvency, capital adequacy and policyholder protection and is the subject of progressive development to bring it in line with EU directives and will therefore continue to bring developmental challenges to Chesnara. As part of this regulatory process we are subject to a regime of annual reviews and the development and maintenance of an ongoing risk mitigation programme.

The management's priority is to focus on maximising cash flows and shareholder returns through increased operating efficiency, mitigation of risk and policyholder retention whilst ensuring continued regulatory compliance.

OPERATING REVIEW

Performance in the period

Basis of Accounting

We report primarily on the Modified Statutory Solvency Basis (MSSB) and will continue to provide supplementary information on the Achieved Profit (AP) basis. While the AP method is value based and recognises profits as they are earned over the life of an insurance policy, MSSB recognises profits on the basis used for regulatory reporting, modified principally by the deferral costs incurred in the acquisition of new business arising in the current year and by amortisation of acquisition costs deferred from previous years. Adjustments are also made to certain actuarial reserves which have been established for prudential reasons. As the Company was substantially closed to new business in August 2003 and has reinsured its new business to Friends Provident with effect from 1 September 2002 there has been a significant reduction in the amount of acquisition costs deferred into future periods.

The significant related charges to profit are expected to continue through 2004 until the costs become fully amortised in 2005 at which point there will no longer be significant charges to profit arising from this modification.

MSSB Results

The following shows the Life Assurance group MSSB operating result together with headline statistics.

	12 months 2003	12 months 2002
Life Assurance group operating result before tax	**(£15.3m)**	£4.0m
Group consolidation adjustments		
• Losses arising on Friends Provident reinsurance treaty	**£9.8m**	£6.3m
• Adjustments arising in connection with prospective demerger	**£3.6m**	–
• Intercompany charges	**£0.3m**	£0.1m
Life Assurance group operating (loss)/profit before tax per Countrywide Assured Group plc financial statements	**(£1.6m)**	£10.4m
New Business		
• Policies arranged in period	**36,941**	52,489
• Life annual premium income	**£17.3m**	£20.9m
• Life single premium income	**£21.2m**	£92.3m
• Life annualised premium income	**£19.4m**	£30.2m
Policies in force at end of period	**251,000**	268,000
Headcount (average FTE)	**295**	340

The Life Assurance group operating result before tax reflects the underlying result as it pertains to the prospectively demerged Life Assurance group.

The consolidation adjustments for losses arising on the Friends Provident reinsurance treaty relate to losses in the Life Assurance group which result from the arrangements with Friends Provident, which were entered into in 2002. These losses arise principally from the fact that:

(1) expenses recoverable from Friends Provident for maintaining policies reinsured with them are less than the prospective actual costs of maintaining the policies;

(2) the substantial closure to new business, consequent upon the arrangements, gives rise to dis-economies of scale in the Life Assurance group expense base; that is fixed and semi fixed costs previously attributed to the new business segment of the business are now absorbed by the policy maintenance segment of the business, thus increasing unit costs.

As Countrywide Assured is now substantially closed to new business there will be no further underlying losses arising from this source. There is now only a small pipeline of these reinsured policies to be issued in 2004.

Adjustments arising in connection with the prospective demerger relate principally to the write off of Group relief receivable of £3.8 million in the Life Assurance group, which eliminates against a corresponding write up within CAG.

In 2003 the business was subject to a number of negative influences. These included the terms of the Friends Provident Reinsurance Agreement, as described above,

the relatively poor persistency of the policy base and the effect of an increase in the number of alleged endowment misselling compensation claims.

As regards endowment mortgage misselling claims, which have also had a material adverse impact on the reported AP result, there have been a number of factors that have affected the complaint levels and hence the compensation paid. Early in the year a particular consumer group campaign allied to weak and falling Stock Market performance significantly increased the volume of complaints. Subsequent to that in May we commenced our second mailing of all endowment policyholders detailing the projected outturn of their policy at maturity (commonly known as the RAG mailings). Although the entire mailing is staggered over a year the early mailings were issued at the time the Stock Market was recovering from its April low point. Later in the year the FSA sponsored another campaign which recommended policyholders to file misselling claims before insurance companies introduced time-barring. The introduction of time-barring in February 2003 allowed product providers the right to decline a misselling claim where, in certain circumstances, the policyholder, having been advised of a potential shortfall, had not filed a misselling claim within set timescales. In addition to time-barring the recovery in the stock market has positively affected policyholder sentiment and reduced the average compensation at the year end by 20%.

Whilst these improvements are welcome, it became apparent during 2003 that the provisions we had made were inadequate. The provision was increased at the half year and in the third quarter we developed a more detailed model, which indicated the necessity for further strengthening of the provision, particularly as it took account of the expected cost of the ongoing administration and the pipeline of received but not settled complaint cases. The total cost of provision increases at the end of the third quarter was approximately £3 million. The provision was £12.25 million at the end of the year. Whilst the provision is regarded as realistic by management, there remains the possibility that unforeseen external influences could mean it will still require further strengthening in the future.

Our optimism in last year's Operating and Financial Review regarding our chances of success in litigation with our Professional Indemnity Insurers proved well founded. During the course of the year the matter, regarding the losses incurred due to pensions misselling claims, was settled in our favour.

Operating expenses fell in 2003, as a result of the transfer of approximately 60 people to Friends Provident in August 2003, and the earlier restructuring of the business in the first half of the year. The cumulative effect of the transfer and the restructuring is a headcount of approximately 200 in the life company. We anticipate further cost savings in 2004 will arise mainly from salary, systems and other expenses, and that we will continue to match operating costs with expense deductions from policyholders.

The following is a summarised statement of our AP results

	12 months 2003	12 months 2002
New business contribution	**(£0.7m)**	£16.3m
Existing business contribution		
• Expected return	**£14.9m**	£14.2m
• Experience variances		
Persistency	**(£12.2m)**	(£4.5m)
Pension and complaints redress	**(£14.1m)**	(£9.6m)
Other	**£7.3m**	£6.2m
• Assumption changes		
Persistency rates	**(£26.8m)**	(£25.6m)
Expenses	**(£12.2m)**	(£7.7m)
Other	**(£0.8m)**	(£2.4m)
• Economic assumption changes		
Investment return	**£3.9m**	(£5.7m)
Risk discount rate	**(£2.6m)**	£4.5m
• Investment variances	**(£1.2m)**	(£6.1m)
Life Assurance group achieved loss before tax	**(£44.5m)**	(£20.4m)

The AP losses stated above reflect the underlying achieved loss figure before tax as it pertains to the prospectively demerged Life Assurance group.

Besides the impact of complaints redress and the terms of the Friends Provident reinsurance agreement described above, the AP results are materially impacted by poor persistency experience.

This resulted from the effect of negative publicity regarding endowments, heightened activity in the remortgage market, which led to significant levels of product replacement, poor investor sentiment and regulatory mailings on endowment products. Significant effort was expended on the effect of persistency during 2003 in two areas. Firstly we have, in conjunction with Tillinghast Towers Perrin, the Actuarial Consultancy, reworked our modelling of our expectations of persistency. This resulted in a further strengthening of assumptions resulting in a charge to profits of £26.8 million in addition to an experience variance of £12.2 million. Secondly we continued the development of our Customer Contact Centre which has a specialist team, including qualified financial advisors, who have demonstrated success in the retention of customers through the provision of information and advice.

Guardian Assurance Default Reserve

As signposted in the last Annual Report, in April 2003, the Insurers (Reorganisation and Winding Up) Regulations 2003 came into force. The effect is that if a UK insurer were to wind-up then the direct policyholders would have priority over other debtors e.g. reassured policyholders. Prior to 1993, Countrywide Assured reassured the majority of its business with Guardian Assurance. Following the implementation of the Regulations, Countrywide Assured has increased its reserve relating to default on insurance obligations, now or in the future, by Guardian Assurance

to £11 million. As at 31 December 2003, the aggregate liabilities reassured to Guardian Assurance were £180 million. Guardian Assurance is a wholly owned subsidiary of Aegon, one of the world's largest insurance companies.

While the reserve is maintained primarily to establish the regulatory solvency position and, therefore, serves to restrict the amount which may be transferred from the long-term business fund to shareholders' funds, it is not recognised for MSSB reporting purposes, as the likelihood of default under the reassurance arrangements is currently considered by the Group's management to be remote. However, there is a cost to shareholders in maintaining the reserve and this cost of capital, estimated at £1.7 million, has been recognised as a charge to earnings under Achieved Profits reporting for the year ended 31 December 2003. Accordingly, the embedded value of the Life Assurance group has also been written down by this amount.

The management is aware that a number of major insurers are presently engaged in initiatives which are intended to produce potential industry-wide solutions to the issues created by the EU directive. It is, however, not certain that these initiatives will produce robust solutions which will find broad acceptance within the insurance industry or, even if such solutions are forthcoming, that any agreement acceptable to Countrywide Assured will be reached with Guardian Assurance to mitigate the effects of the Regulations.

Key Retirement Solutions

	12 months 2003	12 months 2002
Income	**£4.3m**	£3.5m
Net (loss)/profit	**£0.2m**	(£0.1m)
Sales volumes (number of cases):		
– equity release products	**2,268**	1,683
– other financial services products	**499**	586
Total number of cases	**2,767**	2,269
Size of field salesforce	**26**	26

Key Retirement Solutions began trading in 1998 and was effectively in development phase up to 2002 whilst it established itself in the equity release marketplace.

The company became directly authorised by the FSA in December 2003.

Operating and Financial Review

Embedded Value

The embedded value set out below represents the value of the Life Assurance group's net assets attributable to shareholders, together with an estimate of the net present value of profits attributable to shareholders from the policies in-force.

As at 31 December	2003	2002
Net Worth	£54.2m	£63.2m
Value in Force	£98.5m	£135.9m
Embedded Value	£152.7m	£199.1m

No dividend was declared or payable at the end of 2002 or 2003.

The reduction in the embedded value reflects the strengthened provisions and revised modelling assumptions developed in anticipation of the planned demerger. As indicated in the Achieved Profit section above these provisions and assumptions have been developed in conjunction with Tillinghast, the Actuarial consultancy, and reflect the deterioration of experience during the year. This strengthening should, barring any unforeseen circumstances, underpin the emergence of surplus to fund future dividends

The Net Worth represents the items attributable to shareholders, being shareholders' capital, retained earnings and shareholders' interest in the undistributed surplus within the long-term business fund.

The Value in Force represents the discounted value of the future expected surpluses arising from the policies in force at each respective period end. These future surpluses are calculated by projecting future cash flows using realistic assumptions for each component of the cash flow.

The regulatory capital of life insurance companies in the UK has received significant publicity over the past year. The rules are designed to ensure that companies have sufficient assets to meet their liabilities in specified adverse circumstances. Historically Countrywide Assured has aimed to maintain a solvency margin of 150% of the required minimum margin. At the year end the Solvency cover was 177% of the required minimum margin with available assets of £9.9 million over the 150% target. Although the effect of EU solvency 1 Directive, which came into force on 1 January 2004, reduces the available assets by £4.0 million the cover remains above the target at 160%.

Returns to Shareholders

No dividend is to be paid to the Group holding company in respect of 2003, in order to ensure a robust opening solvency position for 2004 in the light of the prospective demerger, it is the Board's intention to maintain a minimum solvency margin of 150% and, barring unforeseen circumstances it is targeting an aggregate dividend payment of £10 million in 2004 (equating to approximately 3.0p per current Countrywide Assured Group share).

Dynamics of the Business

Following the substantial closure to new business and the pending demerger of the Life Assurance group the dynamics of the business have significantly changed. The management's focus will now be concentrated on

maximising cash flows and shareholder returns through increased operating efficiency and policyholder retention whilst ensuring continued regulatory compliance.

The business operates in a highly regulated marketplace and compliance with the highest standards is key and will continue to command much management attention. The Life Company is exposed to fluctuations in investment market performance. As a largely unit-linked office, its solvency is not in question, but a return to negative investment returns could lead to increased policy lapses and misselling claims which may reduce future surpluses.

Investment for the Future

In mid 2003 the management invested a significant amount of time in reviewing the market for outsourcing of certain functions predicated on their concerns regarding the potential effects of fixed costs on a declining book of business. Various pricing options for the supply of services are available and in the main they require an element of up-front financing of migration of systems. During the demerger process this investigation has been largely suspended. It is management's intention to rekindle these investigations as soon as practically possible.

FINANCIAL REVIEW

Solvency

The regulatory capital of life insurance companies in the UK is calculated by reference to FSA prudential regulations and has received significant publicity over the past year, much of it relating to 'with profit' companies. The rules are designed to ensure that companies have sufficient assets to meet their liabilities in specified adverse circumstances. As such there is a restriction on the full transfer of surplus from the long-term business fund to shareholders funds and on the full distribution of reserves from the life company. In practice Countrywide Assured has aimed to maintain a solvency margin at 150% of the required minimum margin. Our with profits funds are wholly reassured and as a predominantly unit-linked office this area of regulation is not expected to be onerous.

As stated earlier the Life Assurance group is subject to forthcoming FSA and EU regulation. Currently, it is regulated in respect of its minimum solvency capital requirements at the level of its principal insurance subsidiary, Countrywide Assured plc. In its Consultation Paper 204, published in October 2003, the FSA has set out its plans for the implementation of the Financial Conglomerates Directive in the United Kingdom, which amends the Insurance Groups Directive and as a result of which the minimum solvency capital requirement of an insurance group will be calculated at the level of an insurer's parent undertaking (in addition to the "solo" calculation made at the level of an insurance subsidiary itself). The objective of these calculations is to test whether there is double gearing of capital arising from investments in other group insurance companies and financial firms, and whether there is excessive group leveraging due to the financial structure of a parent holding company. The main practical consequence for the Life Assurance group is likely to be that Countrywide Assured will be required to maintain a long-term capital structure which avoids significant long-term borrowings. This may adversely affect the ability to return profits to shareholders. The FSA has proposed that the new group capital adequacy requirements will be introduced as from financial years beginning in 2005.

Under rules made in September 2003, the United Kingdom is required to implement the EU Solvency I Directive and which took effect from 1 January 2004. Under this Directive, (inter alia) the minimum guarantee fund required to be maintained by long-term insurers has been increased to €3,000,000. In addition a further margin of solvency is introduced on permanent health insurance (class IV business) which is calculated by treating this business as though it were general business of class 2. The Directive also provides that the solvency

margin for unit-linked business (where the Company provides no investment or expense guarantees) is increased by the equivalent of 25 per cent. of the prior financial year's net administrative expenses pertaining to such business. The increase in the minimum guarantee fund is relevant to the Life Assurance group through the impact this has on the value which can be placed on its Guernsey registered subsidiary Premium Life International.

On 29 August 2003, the FSA published its Consultation Paper CP 195 on future capital requirements for life insurers, in which the FSA proposes to apply to life insurers a similar framework for individual capital adequacy standards to those envisaged by CP 190 for non-life insurers. This will entail the individual self-assessment by firms of their capital needs and the giving of individual capital guidance by the FSA. The FSA currently proposes to implement the new rules in the second half of 2004. It is possible that the FSA could indicate that the Life Assurance group should hold regulatory capital significantly in excess of the management's own assessment. In those circumstances the ability to return profits to shareholders by way of dividends will be deferred.

Capital Structure and Treasury Policy

The Life Assurance group's operations are financed through retained and working capital balances. It has no borrowings, and does not make use of financial instruments. There is no trading in any currencies other than sterling. Cash available for more than three months is usually transferred to Fund Managers for longer-term investment. Shorter term funds are actively managed and deposited with UK registered financial institutions to achieve attractive returns.

Cash Flows

Distributions of surplus are restricted by the requirement to maintain minimum margins of solvency within the long-term business fund and shareholders' funds in accordance with regulatory rules. Surplus arising, subject to the above, will be realised in the long-term business fund. This may then be used to transfer funds to the shareholders' fund and consequently to pay dividends to shareholders.

Harry D Hill
Group Managing Director

Michael C Nower
Group Finance Director

9 March 2004

Directors' Remuneration Report

The members of the Remuneration Committee who served during the year are:

C H Sporborg (Chairman)
J M G Andrews (Retired on 31 March 2003)
M J Gordon
A J Brown (Appointed 31 March 2003)

H D Hill, Managing Director, provided advice and recommendations to the Committee and attended the majority of meetings. M C Nower, Group Finance Director, provided the Committee with information to assist its deliberations. He also acted as Secretary to the Committee. On a number of occasions during the year, the Committee met without the above named Executive Directors. During the year, Members of the Committee attended various conferences and seminars relevant to remuneration matters.

With the exception of pension benefits detailed below, and main place of work, each of the Executive Directors has identical service contracts, the majority of which were entered into in October 1997. Further details are given on page 35. The main notice provisions of the contracts are: other than on change of control, either party may give six months' notice of termination, whereupon the Director is subject to restrictive covenants for six months; on change of control, the Executive Director may give three months' notice and the Director is subject to restrictive covenants for six months, whilst the Company must give twelve months' notice with no restrictive covenants; the Company may make payment in lieu of notice and/or require the Director to serve 'garden leave'. Dismissal by the Company may be immediate if for cause.

Each Non-Executive Director is appointed under a service agreement for a period of three years which is renewable. There are no notice provisions save that the Company may terminate the agreement for cause.

The objectives of the Remuneration Committee are to ensure that the Company's Executive Directors and senior executives are fairly rewarded for their individual contributions to the Company's overall performance, having due regard to the interests of shareholders and to the financial and commercial health of the Company, and except as set out below has followed the provisions of schedule A of the Combined Code.

The Remuneration Committee recommends the terms of employment and remuneration packages of each of the Executive Directors; formulates remuneration policy for other senior executive employees; approves all option and long term incentive schemes and allocations under these; and approves all Group pension arrangements. In framing its Remuneration Report the Committee has given full consideration to Schedule B of the Combined Code.

Non-Executive Directors' remuneration is determined by the whole Board.

The policy on remuneration of the Executive Directors and the senior executive group has remained unchanged for some years.

In common with other service companies, our people are our greatest asset. In estate agency, the competitive benchmark against which we measure our remuneration is the successful entrepreneur owning his own business. We must offer our

senior managers remuneration which rewards superior performance through speed of response and innovation, and which also recognises the fluctuations inherent in our market. We must also look to provide capital growth, not only to align our employees' interests with our shareholders' interests, but also to go some way to matching those gains which can accrue to our successful competitors.

The basic salary and benefits we offer our executive group of Directors and senior employees are assessed individually. Factors which we take into account for each individual are: the level of salary compared to the market; personal performance and responsibilities; internal relativities; the general award for the majority of our employees; and the Company's overall financial position.

The majority of senior employees throughout the Group have the opportunity to earn an annual bonus linked to subsidiary or Group performance. All the Executive Directors, and several members of the senior executive group, are subject to the same bonus scheme. In recommending the potential rewards to individuals under the Company's performance related schemes, the Committee has followed the provisions of Schedule A of the Combined Code, save that, as explained below, a portion of annual bonus may be pensionable. Bonuses are awarded as a percentage of salary on a sliding scale related to profit targets which are fixed annually, and can be significant where performance is outstanding, although they are subject to a percentage cap. This cap is the same for all Executive Directors, and those members of the senior executive group included in the same scheme. The performance targets to be achieved are considered to be relevant, stretching and designed to maximise profitability in the relevant year, taking into account past performance and actual and predicted market activity. The Committee consider this scheme to be entirely appropriate for the markets in which we operate.

The Company has operated executive share option schemes for the benefit of the Executive Directors, other senior executives and the management group below the Board. The Company has operated both an approved and a non-approved scheme, which was established in 1995 in order to preserve the tax status of the former. The objective has been to reward those individuals whose contribution is key to the Group or subsidiary's past and future performance; to attempt to match the capital rewards which can accrue to successful competitors and thus improve retention; and to ensure commonality of interest with shareholders. This group numbers approximately 300 including the Executive Directors, and grants of options have been phased and normally made annually, only to those individuals satisfying the above conditions. The criteria for exercise, which have been realistic but stretching, have been set by the Committee at the time of grant, taking into account such factors as the expected earnings per share, market conditions and outlook. The current performance criteria are set out in note 23. In selecting these criteria the Committee have been mindful of the degree to which the Company's earnings have been linked to the housing market, and the uncertainty this implies. Due to capacity constraints, there were no grants of options under these schemes in 2003.

The number of shares over which options may be granted have been limited by the dilution limits contained in the institutional shareholder guidelines which are, in turn, reflected in the scheme rules. These limits on the number of shares which may be issued for the purposes of employee share schemes have operated to severely restrict the number of employees who can be motivated by the schemes, because since the introduction of share option schemes, the growth in the number of relevant employees has far outstripped the growth in the Company's issued share capital, which is the

yardstick by which the restrictions operate. For example, since 1986 when the Company was formed, the total number of employees has increased by 9 times, whereas the number of shares in issue has only increased by 4 times.

In order to allow all employees the opportunity to participate in the Group's success, we have also operated a Savings Related Share Option Scheme. The Remuneration Committee has considered the adoption of an Inland Revenue Approved Share Incentive Plan, but feels that the SAYE scheme is more acceptable to most employees. The Committee was aware of the potential material impact on reported profits of FRS 20: Share Based Payments which will arise from SAYE option grants This is in total contrast to the accounting treatment of the capital growth that can accrue to senior managers and partners of the Group's unincorporated competitors.

The Group's pension scheme has operated two sections: the defined benefit section, which was established many years ago and which has been virtually closed to new entrants for some time. The defined contribution section, which has operated with different levels of company contribution according to the employee's status and his or her Group employer. Following the 2003 Triennial Valuation, which showed a substantial increase in the past service deficit, the defined benefit section was closed to future contributions with effect from 31 December 2003. On the closure of the defined benefit section to future service, the former members of this section were transferred for future service, on enhanced terms, to the defined contribution section. Further details of the scheme are given in note 32 on pages 82 to 85.

In both sections, in order to reflect the position of our successful competitors and the fluctuating nature of remuneration, annual bonuses, but not other benefits or share incentives, have been included in pensionable remuneration. However, both sections have upper limits to pensionable remuneration. All employees who have joined the Group since 1989 are subject to restrictions on the tax relief available on pension contributions. Some individuals have chosen to make their own arrangements for pension provision. In a few cases the Company contributes to the individual's personal pension fund at a similar rate to the equivalent company benefit.

The following graph charts the total cumulative shareholder interest of the company since 1 January 1998.


Total Shareholder Return 2003
200.0
150.0
%
100.0
50.0
0.0
1998
1999
2000
2001
2002
2003
Year
CAG plc
FTSE 350

The index selected was the FT 350 as it was considered to be the most appropriate broad equity market index.

Directors' Remuneration Report

Interests in ordinary shares of the Company

	2003	2002
J M G Andrews (retired on 31.3.2003)	**490,004†**	490,004
A J Brown (appointed 31.3.2003)	**20,000**	–
A B Crew	**58,300**	58,300
A H Ekins	**34,148**	27,726
G R Fitzjohn	**417,086**	417,086
H D Hill	**400,000**[b]	384,400[a]
T Marris	**110,150**	87,628
P W Mason	**10,000**	10,000
M C Nower	**263,510**	263,195
C P Shaw	**6,877**	3,483
C H Sporborg	**267,410**	267,410

(a) including non-beneficial holding of 42,500 & (b) including non-beneficial holding of 142,500
† held at the date of retirement

There have been no other changes in the Directors' shareholding in the Company between 31 December 2003 and 9 March 2004.

The auditors are required to report on the information contained in this section of the report. Details of each Director's remuneration are as follows:

	Salary and fees £000	Bonuses £000	Incentive Payments £000	Benefits[a] £000	**2003 Total £000**	2002 Total £000
Executive Directors:						
H D Hill	276	352	–	22	**650**	554
M C Nower	154	197	1	23	**375**	322
G R Fitzjohn	144	176	3	23	**346**	291
T Marris	138	150	2	19	**309**	289
A H Ekins	121	155	–	28	**304**	260
A B Crew	110	137	2	20	**269**	232
C P Shaw	104	112	–	7	**223**	206
	1,047	1,279	8	142	**2,476**	2,154
Independent non-Executive Directors:						
C H Sporborg	73	–	–	–	**73**	74
J M G Andrews	10	–	–	–	**10**	23
P J Ford	–	–	–	–	–	17
P W Mason	23	–	–	–	**23**	23
M J Gordon	23	–	–	–	**23**	15
A J Brown	19	–	–	–	**19**	–
	1,195	1,279	8	142	**2,624**	2,306
Pension contributions					**174**	170
					2,798	2,476

(a) Benefits receivable consist of fully expensed car, healthcare insurance and Life Insurance on lump sum benefit. Messrs. Nower, Fitzjohn, Marris and Ekins also have unapproved Life Insurance Cover.

Details of each Director's pension benefits are as follows:

	Transfer value of accrued pension (note 3)		Increase in accrued pension including inflation		Transfer value of increase (note 2)		Total accrued pension at year end (note 1)		Company contribution to money purchase schemes	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
	£000	£000	**£000**	£000	**£000**	£000	**£000**	£000	**£000**	£000
H D Hill	**539**	451	**4**	4	**71**	57	**46**	43	**–**	–
G R Fitzjohn	**266**	207	**4**	2	**48**	17	**25**	22	**–**	–
M C Nower	**–**	–	**–**	–	**–**	–	**–**	–	**28**	29
T Marris (note 5)	**553**	439	**6**	6	**114**	71	**53**	47	**5**	18
A H Ekins	**377**	300	**4**	2	**65**	32	**26**	23	**–**	–
A B Crew	**449**	371	**4**	5	**60**	41	**45**	41	**–**	–
C P Shaw	**396**	304	**6**	3	**74**	13	**42**	36	**–**	–

Notes to pension benefits:

1. The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year.
2. The change in the transfer value includes the effect of fluctuations in the transfer value due to factors beyond the control of the Company and Directors, such as stock market movement. It is calculated after deducting the Directors' contribution. In the case of Mr Marris, it is calculated without deducting the Director's contribution.
3. The transfer values have been calculated on the basis of actuarial advice in accordance with version 8.1 of Actuarial Guidance Note GN11.
4. Members of the scheme have the option to pay Additional Voluntary Contributions, neither the contributions nor the resulting benefits are included in the above table.
5. These figures include the funded element, to which £4,866 was contributed, the value changing from £171,891 at the start of 2003 to £226,455 at the end of 2003.

From 31 December 2003, H D Hill, G R Fitzjohn, A H Ekins, C P Shaw and A B Crew agreed to cease entitlement to membership of the defined benefit section of the Countrywide Assured Group Pension Scheme and instead became entitled to membership of the defined contributions section of the Group pension scheme. However, for A H Ekins, the company has agreed to make contributions to a SIPP (self invested personal pension). M C Nower and T Marris both have personal pension plans to which the Company contributes. Included within the contributions to Mr Nower's pension scheme is the movement in the accrued contributions payable to his scheme on retirement: 2003: £5,392. (2002: £4,000). T Marris' pension scheme is designed to mirror the benefits under the Company defined benefit pension scheme and uses broadly the same assumption as the Company scheme. The latest actuarial valuation at 31 December 2003, indicated a deficit of £204,000. No pension contributions are made by the Company on behalf of the independent Non-Executive Directors.

The beneficial interests of the Directors, their families and connected persons in the Company's ordinary shares and rights under share option schemes were as follows:

Details of each Director's entitlement to share options are as follows:

Director	Number of options At 1 January 2003 or at appointment	Granted	Exercised	At 31 December 2003	Exercise price p	Market price at exercise p	from	to	Scheme
G R Fitzjohn	25,000			25,000	56.0		Mar 1999	Mar 2004	Deferred Incentive
	133,333			133,333	140.0		April 2001	April 2005	Executive (1996)
	275,000			275,000	131.0		Mar 2002	Mar 2006	Executive (1996)
	3,250			3,250*	0.0		May 2004	May 2006	Deferred Incentive (1996)
	36,165			36,165	140.0		April 2000	April 2005	Exec Share Bonus
	26,529			26,529	145.0		April 2001	April 2006	Exec Share Bonus
	6,985			6,985	74.4		Nov 2005	May2006	SAYE (1996)
	80,000			80,000	106.5		April 2004	April 2011	Executive (1996)
	175,000			175,000	151.0		April 2007	April 2009	Deferred Incentive (1996)
	175,000			175,000	151.0		April 2005	April 2012	Executive (1996)
	6,441			6,441	122.4		Nov 2007	May 2008	SAYE (1996)
H D Hill	133,333			133,333	140.0		April 2001	April 2005	Executive (1996)
	5,046		(5,046)	0	75.2	135.5	Nov 2003	May 2004	SAYE (1996)
	750,000			750,000	131.0		Mar 2002	Mar 2006	Executive (1996)
	7,500			7,500*	0.0		May 2004	May 2006	Deferred Incentive (1996)
	3,901			3,901	74.4		Nov 2005	May 2006	SAYE (1996)
	175,000			175,000	151.0		April 2007	April 2009	Deferred Incentive (1996)
	175,000			175,000	151.0		April 2005	April 2012	Executive (1996)
T Marris	30,000		(30,000)	0	0	91.0	Mar 2001	Mar 2003	Deferred Incentive (1996)
	133,333			133,333	140.0		April 2001	April 2005	Executive (1996)
	4,587		(4,587)	0	75.2	135.5	Nov 2003	May 2004	SAYE (1996)
	250,000			250,000	131.0		Mar 2002	Mar 2006	Executive (1996)
	2,500			2,500*	0.0		May 2004	Mar 2006	Deferred Incentive (1996)
	44,740			44,740	140.0		April 2000	April 2005	Exec Share Bonus
	5,171			5,171	74.4		Nov 2005	May2006	SAYE (1996)
	80,000			80,000	106.5		April 2004	April 2011	Executive (1996)
	100,000			100,000	151.0		April 2007	April 2009	Deferred Incentive (1996)
	100,000			100,000	151.0		April 2005	April 2012	Executive (1996)
	6,172			6,172	122.4		Nov 2007	May 2008	SAYE (1996)

Details of each Director's entitlement to share options continued:

Director	At 1 January 2003 or at appointment	Granted	Exercised	At 31 December 2003	Exercise price p	Market price at exercise p	from	to	Scheme
	Number of options								
M C Nower	5,230			5,230	75.2		Nov 2003	May 2004	SAYE (1996)
	133,333			133,333	140.0		April 2001	April 2005	Executive (1996)
	245,000			245,000	131.0		Mar 2002	Mar 2006	Executive (1996)
	5,050			5,050*	0.0		May 2004	May 2006	Deferred Incentive (1996)
	32,680			32,680	153.5		Mar 2002	Mar 2007	Exec Share Bonus
	6,622			6,622	74.4		Nov 2005	May 2006	SAYE (1996)
	80,000			80,000	106.5		April 2004	April 2011	Executive (1996)
	175,000			175,000	151.0		April 2007	April 2009	Deferred Incentive (1996)
	175,000			175,000	151.0		April 2005	April 2012	Executive (1996)
	5,099			5,099	122.4		Nov 2007	May 2008	SAYE (1996)
A H Ekins	6,422		(6,422)	0	75.2	135.5	Nov 2003	May 2004	SAYE (1996)
	133,333			133,333	140.0		April 2001	April 2005	Executive (1996)
	250,000			250,000	131.0		Mar 2002	Mar 2006	Executive (1996)
	2,500			2,500*	0.0		May 2004	Mar 2006	Deferred Incentive (1996)
	6,804			6,804	74.4		Nov 2005	May 2006	SAYE (1996)
	80,000			80,000	106.5		April 2004	April 2011	Executive (1996)
	100,000			100,000	151.0		April 2007	April 2009	Deferred Incentive (1996)
	100,000			100,000	151.0		April 2005	April 2012	Executive (1996)
A B Crew	133,333			133,333	140.0		April 2001	April 2005	Executive (1996)
	250,000			250,000	131.0		Mar 2002	Mar 2006	Executive (1996)
	2,500			2,500*	0.0		May 2004	May 2006	Deferred Incentive (1996)
	36,165			36,165	140.0		April 2000	April 2005	Exec Share Bonus
	9,344			9,344	74.4		Nov 2005	May2006	SAYE (1996)
	100,000			100,000	151.0		April 2007	April 2009	Deferred Incentive (1996)
	100,000			100,000	151.0		April 2005	April 2012	Executive (1996)
	6,172			6,172	122.4		Nov 2007	May 2008	SAYE (1996)
C P Shaw	133,333			133,333	140.0		April 2001	April 2005	Executive (1996)
	3,394		(3,394)	0	75.2	135.5	Nov 2003	May 2004	SAYE (1996)
	125,000			125,000	152.0		May 2002	May 2006	Executive (1996)
	100,000			100,000	151.0		April 2007	April 2009	Deferred Incentive (1996)
	100,000			100,000	151.0		April 2005	April 2012	Executive (1996)
	8,588			8,588	122.4		Nov 2007	May 2008	SAYE (1996)
Total	5,598,888	–	(49,449)	5,549,439					

Directors' Remuneration Report

Options by exercise price:

p	At 1 January 2003	Granted	Exercised	At 31 December 2003
0	53,300	0	(30,000)	23,300
56.0	25,000	0	0	25,000
74.4	38,827	0	0	38,827
75.2	24,679	0	(19,449)	5,230
106.5	320,000	0	0	320,000
122.4	32,472	0	0	32,472
131.0	2,020,000	0	0	2,020,000
140.0	1,050,401	0	0	1,050,401
145.0	26,529	0	0	26,529
151.0	1,850,000	0	0	1,850,000
152.0	125,000	0	0	125,000
153.5	32,680	0	0	32,680
Total	5,598,888	0	(49,449)	5,549,439

*In addition, further rights will be added to each individual's entitlement at such a time as each individual exercises options granted to him on 18 March 1999 under the Countrywide Assured Group plc Executive Share Option Scheme (1996). These additional rights will be calculated by reference to the improvement in the market value of the Company's 5p ordinary shares at the date of exercise.

The middle market price of the Company's shares at 2 January 2003 was 115p and at 31 December 2003 was 141.75p. The range during 2003 was 86.5p to 159p.

The aggregate of gains made on exercise of options in the year was £36,981 (2002: £210,296).

On 9 January 2004, Mr G R Fitzjohn exercised 25,000 options at 56p per share under the Deferred Incentive Scheme. On the same date, Mr M C Nower also exercised his 5,230 options at 75.2p per share under the Savings Related Share Option Scheme (1996).

Approved by the Board of Directors on 9 March 2004 and signed on its behalf by:

C H Sporborg **M C Nower**

Corporate Governance

The Directors consider that the Company has complied throughout the year ended 31 December 2003 with Section I of the Combined Code of Principles of Good Governance established by the Committee on Corporate Governance ("the Combined Code"). Both Countrywide plc and Chesnara plc intend to fully comply with the Combined Code going forward from the proposed demerger of the Group.

Board of Directors

The Board of Directors meets frequently and its proceedings are governed by a written Code of Conduct. Its deliberations are assisted by detailed information concerning the Group's financial and operating results.

The Board is headed by a Non-Executive Chairman, has a nominated senior Independent Director and includes sufficient independent Non-Executive Directors as to ensure that due weight and consideration is given to all its decisions.

The Company's Articles of Association require that the Directors, with the exception of the Managing Director, submit themselves for re-election every three years. However, in line with the provisions of the Combined Code the Managing Director is subject to the Articles governing rotation of Directors.

The Independent Non-Executive Directors were appointed for an initial term of three years. The service contract of Mr J M G Andrews expired on 31 March 2003 and he retired on the same date. Mr M J Gordon's contract expires in 1 May 2005. Mr P W Mason's contract has been extended and expires in November 2005.

Mr A J Brown was appointed as Mr Andrews' replacement. Mr A J Brown's contract expires on 1 April 2006.

Nominations Committee

The Board has established a Nominations Committee, the majority of the members of which are Non-Executive. The duties of the Committee are to review all appointments to the Board to ensure that recruitment to the Board is conducted in a systematic, objective and consistent manner. All recommendations by the Nominations Committee are ratified by the Board.

Current members of the Committee are:
C H Sporborg (Chairman)
H D Hill
M J Gordon
A J Brown (appointed on 31 March 2003)

J M G Andrews (Retired on 31 March 2003)

Audit Committee

The Audit Committee is comprised only of independent Non-Executive Directors. The Committee meets four times a year. It reviews the half year report and the Annual Report and Accounts prior to their submission to the Board and considers any matters raised by the auditors. Its responsibilities include the consideration of the effectiveness of the Group's internal controls. Current members of the Committee are:

A J Brown (Chairman) (Appointed on 31 March 2003)
P W Mason
M J Gordon

J M G Andrews (Retired on 31 March 2003)

Investor Relations

Wherever appropriate, the Executive Directors and the Chairman meet with institutional investors to explain the Company's strategy and progress towards its goals. In addition, dialogue is maintained with the analyst community to assist with the interpretation of the Company's results and strategy. Both analysts and investors are encouraged to attend the Company's AGM which is held in an open fashion designed to encourage participation from the private investor. Investors are encouraged to visit the Company's website at www.cagroup.co.uk

Any enquiries from individuals on matters relating to their shareholdings and the Company business are welcomed and are dealt with in an informative and swift manner.

Combined Code Provisions

The Directors believe they have complied with the Code provisions set out in Section I of the Combined Code.

Internal Control

The Board is ultimately responsible for the Group's system of control and for reviewing its effectiveness. However such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

The Combined Code requires that the Directors' review the effectiveness of the Group's system of internal controls, including financial, operational, compliance and risk management. Guidance for Directors *Internal Control: Guidance for Directors on the Combined Code* (the Turnbull guidance) was published in September 1999.

The Board confirms that procedures necessary to implement the Turnbull guidance have been in place throughout the year ended 31 December 2003 and up to the date of signing this report. Emphasis is placed throughout the Group on the importance of internal controls. The Board actively promotes a culture of quality and integrity and it has established straightforward organisational structures throughout the Group with clearly drawn lines of accountability, responsibilities and delegation of authority. To the extent that is appropriate without compromising the internal financial control system, all employees participate in the process of risk management.

Group management is responsible for the identification and control of key risks applicable to their areas of business. Through strategic plans, annual budgets, forecasts and regular reporting, the Directors consider the development of the Group and the risks it is exposed to. These risks may be associated with a variety of internal or external sources including control breakdowns, regulators' requirements, disruption in information systems and competition. The reporting process results in the identification and regular review of the key risks that the Group is exposed to, and includes reports of all breaches of internal control.

The Group has a comprehensive system for reporting financial results to the Board; each operating unit prepares monthly results with a comparison against budget. The Board reviews these for the Group as a whole and determines appropriate action. The Directors and head office senior management monitor the performances of individual subsidiaries.

Detailed control procedures exist throughout the Group, the effectiveness of which is monitored by individual subsidiary boards, senior head office management and, to the extent needed to support their audit opinion on the financial statements reviewed, the external auditors. Measures taken include physical controls, segregation of duties, management reviews and, in some areas, internal audit. The Board regularly considers the need for a group internal audit function but is currently satisfied that this is not necessary.

There are clear, consistent procedures in place for monitoring the system of internal controls. The Directors have reviewed the effectiveness of the internal controls during the year.The Audit Committee meets at least at least four times a year and, inter alia, reviews the effectiveness of the Group's system of internal financial controls.

Auditors

The Group undertakes a formal review every three years, subject to the shareholders' appointment of the auditors, and, in addition we also monitor the auditors' performance as part of an ongoing process. The auditors and the Audit Committee have put safeguards in place to avoid the possible compromise of the auditors' objectivity and independence. Our procedures in respect of other services provided by the auditors are as follows:

- Audit related services – This is work that in their capacity as auditors is best undertaken by themselves. These relate to formalities such as – shareholders and other circulars, borrowings, various regulatory reports and work on acquisitions and disposals.
- Tax consulting – we use the auditors when particularly relevant and all other significant tax consulting is put out to tender.
- General consulting – All sizeable projects are put out to tender. KPMG Audit plc may be invited to tender providing both parties were satisfied that the nature of the contract will not present a threat to the independent nature of the audit team. Before commencement of any works by KPMG Audit plc the Audit Committee first have to approve that the project would be best handled by KPMG Audit plc.

These safeguards have been approved by the Audit Committee, with regular reviews and updates when required in-light of internal developments. The Auditors report to both the Directors and the Audit Committee with regards to their compliance with professional and regulatory requirements and best practice. Note 5 on page 55 sets out the actual payments to KPMG Audit plc.

Directors' Report

The Directors present their report and the audited accounts of Countrywide Assured Group plc for the year ended 31 December 2003.

Results

The Group profit and loss statement for the year ended 31 December 2003 set out on page 46 shows:

	2003	2002
	£000	£000
Profit after tax	**49,056**	57,181

An interim dividend of 2.15p (2002: 2.05p) per ordinary share was paid on 1 October 2003. Your Directors are recommending the payment of a final dividend of 4.75p (2002: 4.1p) per share net, bringing the total dividend for 2003 to 6.90p.

Review of the business and significant events

The principal activities and a review of the Group's business and operations during the year, significant events, and future prospects is contained in the Chairman's Statement and in the Operating and Financial Review on pages 2 to 22

Directors

The present Directors are listed on page 4. All Directors served throughout the year, other than Mr J M G Andrews and Mr A J Brown. Mr Andrews retired from the board on 31 March 2003, on the same date he also relinquished his membership of the Remuneration Committee, Audit Committee, Nominations Committee and the Committee of the Employee Benefit Trust to the Company. Mr Brown joined the Board as an independent Non-Executive Director on 31 March 2003. On 31 March 2003 he was appointed as a member of the Remuneration Committee, Nominations Committee and the Committee of the Employee Benefit Trust to the Company. He is Chairman of the Audit Committee.

Mr Brown, a Chartered Accountant was Joint Chief Executive of Gartmore Investment Management plc and Finance Director of Hawkpoint Partners Limited.

Details of Directors' interests in the shares of the Company are set out on page 26.

Each of the following Directors entered into a service contract with the Company on 31 October 1997:

G R Fitzjohn
H D Hill
M C Nower
A H Ekins
A B Crew

T Marris entered into a service contract with Countrywide Assured Life Holdings Limited on 31 October 1997.

C P Shaw entered into a service contract with Countrywide Surveyors Limited on 28 March 2002.

No Director has a service contract of more than one year's duration.

P W Mason, G R Fitzjohn and C P Shaw, Directors, will retire by rotation at the Annual General Meeting and, being eligible offer themselves for re-election. Mr Fitzjohn, Director seeking re-election, has a service contract with the Company. Mr Shaw, Director seeking re-election, has a service contract with Countrywide Surveyors Limited.

A J Brown retires in accordance with Article 71 of the Company's Articles of Association and, being eligible, offers himself for election.

No Director had any material interests in any significant contract in any company of the Group during the year.

Substantial shareholdings

The following substantial interests in the Company's ordinary share capital at 31 December 2003 have been notified to the Company:

Name of Substantial Shareholders	No of beneficial interest in shares held	No of non-beneficial interest in shares held	Total No of shares held	Percentage of the issued share capital
Fidelity International Limited	–	32,498,353	32,498,353	9.87%
AXA. S.A.	22,835,967	13,359,923	36,195,890	11.00%
Prudential plc	14,168,898	–	14,168,898	4.31%
Barclays plc	–	13,995,094	13,995,094	4.25%
Aviva plc	10,380,057	2,878,948	13,259,005	4.03%

Subsequent to 31 December 2003, the following substantial shareholders have notified their changes in shareholding to the Company:

Date	Name of Substantial Shareholders	No of beneficial interest in shares held	No of non-beneficial interest in shares held	Total No of shares held	Percentage of the issued share capital
08.01.2004	AXA. S.A.	22,843,623	13,262,685	36,106,308	10.97%
09.01.2004	AXA. S.A.	22,843,623	13,356,275	36,199,898	11.00%
16.01.2004	Barclays plc	–	13,116,887	13,116,887	3.98%
21.01.2004	AXA. S.A.	22,843,623	12,968,898	35,812,521	10.88%
27.01.2004	Legal & General Group plc	9,838,866	–	9,838,866	2.99%
04.02.2004	Legal & General Group plc	10,391,945	–	10,391,945	3.16%
20.02.2004	AXA. S.A.	20,532,819	11,688,075	32,220,894	9.79%
23.02.2004	AXA. S.A.	18,262,819	11,454,336	29,717,155	9.03%
24.02.2004	Legal & General Group plc	15,110,570	–	15,110,570	4.59%

On 16 February 2004, Barclays plc no longer has a notifiable interest in the share capital of the Company.

The other substantial shareholders interests remain unchanged at 9 March 2004 and no other person holds 3% or more of the issued share capital of the Company.

There were no significant contracts with substantial corporate shareholders during the year.

Donations

During the year donations to charities by the Group totalled £51,000 (2002: £61,000). There were no UK or EU political contributions and no political expenditure was incurred.

Waivers of Dividends

SG Hambros Trust Company (Jersey) Limited, the Trustee of the Countrywide Assured Group Employee Benefit Trust, a shareholder of 2,471,648 Ordinary Shares of 5p in the Company, agreed to partially waive its right to receive the final dividend for 31 December 2002 of 4.1p per share net and instead received a dividend of 0.000001p per share net on its holdings which amounted to £0.02. The dividends waived amounted to £101,337.57 and the Trust's shareholding represented approximately 0.68% of the issued share capital of the Company at the record date, 14 March 2003.

In addition, the Trustees also partially waived their right to receive the interim dividend for 30 June 2003 of 2.15p per share net on their holding of 2,435,460 ordinary shares of 5p in the Company and received instead a dividend of 0.000001p per share net on their holding which amounted to £0.02. The dividends waived were £52,362.39 representing approximately 0.75% of the issued share capital of the Company at the record date, 22 August 2003.

The Trustees of the Company's Employee Benefit Trust, which was established by a Deed dated 21 January 1992, oversee the administrative work and also acquire shares with which to satisfy the options or rights granted under the Company's Deferred Incentive Schemes and Executive Share Bonus Schemes. Pursuant to the Deed dated 21 January 1992 as amended by a Deed of Variation dated 3 October, 1997, at the direction of the Company the Trustees are obliged to waive their right to receive all or any part of any dividend payable by any company whose shares are held by the Trustees.

The Trustees have, in addition, partially waived their right to receive a final dividend, if any, on their holdings and instead will receive 0.000001 pence per share net.

Purchase of Own Shares by the Company in 2002

As stated in the Report and Accounts 2002, for technical reasons, the share purchases between 29 August and 19 December 2002, totalling 35,744,096 shares were considered void. The Directors were advised to take the necessary steps to regularise this position in seeking shareholders approval at the Annual General Meeting held on 25 April 2003 to cancel and extinguish all 35,744,096 shares. Subject to obtaining the requisite shareholders consent at the Annual General Meeting, the Company intended to seek the confirmation of the Court for the cancellation and reduced such shares described above, as required by the Companies Act 1985.

At the Annual General Meeting held on 25 April 2003, shareholders approved the relevant special resolutions to cancel and extinguish all 35,744,096 shares. The Court Order confirming the reduction of the authorised and issued share capital of the Company by 35,744,096 shares was registered by Companies House on 11 June 2003 and the reduction, detailed below was therefore effective from 11 June 2003:

Prior to Court Order		Subsequent to Court Order	
Authorised Share Capital	**No of Ordinary 5p Shares**	**Reduced Authorised Share Capital**	**Reduced Number of Ordinary 5p Shares**
£21,500,000	430,000,000	£19,712,795.20	394,255,904
Issued Share Capital	**Number of Ordinary 5p Shares**	**Reduced Issued Share Capital**	**Reduced Number of Ordinary 5p Shares**
£18,118,029.65	362,360,593	£16,330,824.85	326,616,497

Personnel

The Group has a policy of keeping employees informed of Group affairs through news circulars and meetings involving Directors and staff. The Report and Accounts are made available to employees who are all encouraged to involve themselves in the performance of the Group. Employees are encouraged to discuss operational issues with their line management or to suggest ways to improve performance.The Company operates Executive Share Option Schemes in which certain employees of the Group are selected for participation. The Company also has a Savings Related Share Option Scheme for all employees and Directors. The Company has established an Employee Benefit Trust for the benefit of employees and Directors of the Company and its subsidiaries.

Equal Opportunities
The Group is committed to a policy of equal opportunity in employment and believes that this is essential to ensuring the success and growth of the organisation. To this end, the Group makes every effort to select, recruit, train and promote the best candidates based on suitability for the job; to treat all employees and applicants fairly regardless of race, sex, marital status, nationality, ethnic origin or disability; and to ensure that no employee suffers harassment or intimidation.

The Group Legal Department had held in-house training seminars last year to Directors and Managers on the law relating to equal opportunities and Managing dignity at work. They are to ensure that the Group's equal opportunities policy is put into practice within their companies.

Disabled Employees
It is the policy of the Group to provide employment for disabled persons wherever the requirements of the organisation will allow and if applications for employment are received from suitable individuals. If existing employees become disabled every reasonable effort will be made to ensure that their employment with the Group can continue on a worthwhile basis with career opportunities available to them.

Health, Safety and Welfare at Work
The Group place the greatest importance to the heath, safety and welfare of its employees. The Group sets its health and safety and welfare policies, group standards and procedures to identify and remove any hazardous areas, or reduce material risks of fire and of accidents or injuries to employees and visitors.

Health & Safety and Fire officers actively implement the Group's policies, standards and procedures in all branches in which the Group operates. The Officers report annually to the Group Health, Safety & Welfare officer on issues relating to the health, safety and welfare of the employees.These reports are reviewed by the Board and suitable enhancements or improvements are made. The Group Legal Department had also had in-house training seminars to Health & Safety Officers and on Health & Safety and fire issues, to re-inforce the Group's policies.

To this end, the Group makes every reasonable effort to provide safe and healthy working conditions in all its offices. Similarly, it is the duty of all employees to exercise responsibility and to do everything to prevent injury to themselves and to others. This policy standards and procedures are communicated to employees through contracts of employment, staff hand books, operating manuals, bulletins and notice boards as appropriate.

Social, Ethical and Environmental Issues
The Company takes its responsibility for social, ethical and environmental issues very seriously and recognises the importance of developing and maintaining high standards.

At the Company Head Office we have the following initiatives currently in place.
- Recycling of all paper, cardboard and related materials.
- Recycling of used printer cartridges and mobile phones for charity.
- The use of rechargeable batteries, rather than the disposable type.

We also encourage all our subsidiaries to do all they can to protect the environment and reduce waste.

While we are accountable to our shareholders, we take into account the interest of all our stakeholders including our employees, our customers and our suppliers as well as the local community, and the environment in which we operate.

Employees

We:

- Provide clear and fair terms of employment.
- Provide clean, healthy and safe working conditions.
- Have a fair remuneration policy everywhere we operate.
- Strive for equal opportunities for all present and potential employees.
- Encourage employees to develop skills and progress in their careers.
- Do not tolerate any sexual, physical or mental harassment of our employees.
- Do not discriminate on grounds of colour, ethnic origin, gender, age, religion, political or other option, disability or sexual orientation.
- Do not employ underage staff.

Customers

We:

- Seek to be honest and fair in our relationships with our customers.
- Provide the standards of product and service that have been agreed.
- Take all reasonable steps to ensure the safety and quality of products or services that we produce.

Suppliers

We:

- Seek to be honest and fair in our relationships with suppliers and subcontractors.
- Pay suppliers and subcontractors in accordance with agreed terms.
- Have a policy not to offer, pay or accept bribes or substantial favours.
- Encourage suppliers and subcontractors to abide by the principles of this policy.

Community and environment

We:

- Aim to make the communities in which we work better places to live and do business.
- Aim to be sensitive to the local community's cultural, social and economic needs.
- Endeavour to protect and preserve the environment where we operate.

Shareholders and other suppliers of finance

We:

- Are financially accountable to our shareholders.
- Communicate to shareholders all matters that are material to an understanding of the future prospects of the organisation.
- Aim to protect shareholders funds, manage risks and ensure funds are used as agreed.

Management commitment

- We will do all in our power to conform to the letter and spirit of this policy.

Being a financial services company and residential estate agency, the Directors believe that the activities of the Group do not materially contribute to pollution or cause material damage to the environment.

Even so, the Group commits itself to all available processes and practices that have the least impact on the environment. It also seeks to use all its resources carefully and with prudence. All employees are encouraged to conserve all types of energy, and to minimise waste and recycle waste products wherever possible. The Group also encourages its suppliers to minimise waste.

Creditor Payment Policy

It is not the Company's policy to specify any code of payment practice across the Group. Each of the Group's operating businesses is responsible for agreeing the terms under which transactions with suppliers are conducted. However, it is Group policy that payments to suppliers must be made in accordance with these terms, providing that the supplier is also complying with the agreed terms of business. The number of creditor days outstanding at 31 December 2003, based on the consolidated financial statements, was 28.0 (2002: 24.4) for the Group and 21.1 (2002: 35.6) for the Company.

Institutional Shareholders' Committee's Statement of Best Practice

The Company supports the aims of the Statement and has, where appropriate, adopted its recommendations.
Article 82 of the Company's Articles of Association contains restrictions to the borrowing powers of the Company. These are summarised as follows:

The borrowings of the Company and its subsidiaries for the time being (excluding inter-company borrowing) shall not at any time, without previous sanction of an ordinary resolution of the Company, exceed three times the aggregate of:

(a) The amount paid up on the issued share capital of the Company; and,
(b) The amount standing to the credit of the consolidated capital and revenue reserves of the Company and its subsidiaries (including retained earnings);

all as shown in the latest audited consolidated balance sheet of the Company and its subsidiaries.

Approval of the Directors Remuneration Report set out in the Annual Report (Resolution 3)
The Directors' Remuneration Report Regulation 2002, which came into force on 1 August 2002, stipulates the form of the Report. The Report is set out on pages 23 to 30 of the Annual Report. Shareholders will be asked to approve this Remuneration Report under Resolution 3.

Authority to Allot Relevant Securities (Resolution 9)
The Company will be asking shareholders to renew the existing authority which the Directors have to allot shares in respect of the authorised but unissued ordinary share capital. Resolution 9 seeks to renew this authority to issue shares up to an aggregate nominal amount of £3,258,031 representing approximately 19.80% of the issued share capital of the Company. The Directors have no present intention of allotting shares other than in relation to the exercise of options under the Company's share option schemes.

Disapplication of Pre-emption Rights (Resolution 10)
Resolution 10 will be proposed as a Special Resolution, renewing the Directors' authority to allot shares for cash other than to existing shareholders in proportion to their shareholding up to an aggregate nominal value of £822,738, representing 5% of the Company's issued share capital.

Both these authorities, if given, will expire at the conclusion of the next Annual General Meeting or 15 months after the passing of the resolution, whichever occurs first.

Power to purchase own shares (Resolution 11)
The Companies Act 1985 permits a public company to purchase its own shares in accordance with powers contained in its Articles of Association with the authority of a resolution of shareholders. The Company's Articles of Association were amended at the 1988 Annual General Meeting to give the Company the power to purchase its own shares. Such a power would expire at the conclusion of the next Annual General Meeting.

With effect from 1 December 2003, listed companies are able to buy their own shares and, instead of cancelling them, hold them in treasury and either sell them for cash or use them for cash or use them for an employee share scheme under the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003.

The aggregate nominal value of shares of any class held as treasury shares must not be at any time exceed 10% of the nominal value of the issued share capital of the shares in that class at that time.

Your Directors believe that the Company should continue to have the authority to purchase its own shares. However, this authority will only be exercised when the result would be an increase in earnings per share and in the best interests of the Company. Your Directors have no present intention to make use of this authority.

Resolution 11 will be proposed as a Special Resolution at the Annual General Meeting to give the necessary authority.

The Board confirms that, in the event of a significant change in the Company's issued share capital, it will consider the impact of such a change on the options granted under its various option schemes. Where appropriate, and where the scheme rules permit, option grants or exercise targets may be adjusted.

Directors' Responsibilities

Company law requires the Directors to prepare financial statements for each financial year which show a true and fair view of the state of affairs of the Company and the Group and of the profit or loss in that period. In preparing those financial statements, the Directors are required to:

(a) select suitable accounting policies and then apply them consistently;
(b) make judgements and estimates that are reasonable and prudent;
(c) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and,
(d) prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the provisions of the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, the consolidated accounts of the group must comply with International Financial Reporting Standards (IFRS).

These financial statements have been prepared in accordance with UK accounting standards. The consolidated financial performance and financial position as disclosed in these financial statements may be significantly different if determined in accordance with IFRS. Major differences between UK accounting standards and IFRS identified to date as potentially having a significant effect on the consolidated financial statements may include: fair value accounting for all financial instruments, including derivatives; the requirement to provide for deferred taxation on potential capital gains calculated on the book value of revalued properties; recognition in the financial statements of actuarial gains and losses arising from defined benefit pension schemes; and accounting for the intrinsic fair value of the cost of share options granted to employees in the profit and loss account. The group has not quantified these differences.

This summary should not be taken as an exhaustive list of all the differences between UK accounting standards and IFRS that potentially have a significant impact on the consolidated financial statements. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

In addition, the bodies that establish UK accounting standards and IFRS have significant ongoing projects that could affect the potential differences and the impact of these differences on the future consolidated financial statements. The actual impacts on the consolidated financial statements of the adoption of IFRS will depend on the standards applicable and the particular circumstances prevailing on adoption of IFRS on 1 January 2005.

The Group is developing a framework as part of the IFRS conversion project being undertaken during 2004.

Going Concern

After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in the accounts.

Auditors

A resolution to appoint KPMG Audit Plc as the Company's auditors will be proposed at the Annual General Meeting.

Approved by the Board on 9 March 2004 and signed on its behalf by:

Gareth R Williams
Company Secretary

Independent Auditors' Report

To the members of Countrywide Assured Group plc
We have audited the financial statements on pages 46 to 85. We have also audited the information in the Directors' Remuneration Report that has been described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an Auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors
The Directors are responsible for preparing the Annual Report and the Directors Remuneration Report. As described on page 42, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' Remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 32 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control covers all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained the Annual Report, including the Corporate Governance statement, and the unaudited part of the Directors' Remuneration Report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluate the overall adequacy of the presentation of the information in the financial statement and the part of the Directors' Remuneration Report to be audited.

Opinion

- In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2003 and of the profit of the Group for the year then ended: and
- the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
8 Salisbury Square
London EC4Y 8BB

9 March 2004

Group Profit and Loss Account

For the year ended 31 December

	Note	2003 £000	2002 £000
Turnover		**601,563**	655,265
Group operating costs		**522,776**	569,048
Group operating profit	2	**78,787**	86,217
Share of operating profit/(loss) in – joint ventures	12(b)	**160**	(242)
– associates	12(c)	**(2,735)**	(4,436)
		(2,575)	(4,678)
Amounts written off investment property	15	**(2,750)**	–
Net interest receivable and other similar charges	7	**760**	1,289
Profit on ordinary activities before tax		**74,222**	82,828
Tax on profit on ordinary activities	8	**(25,166)**	(25,647)
Profit for the financial year	9	**49,056**	57,181
Dividends	10	**(22,478)**	(20,428)
Retained profit for the year	22	**26,578**	36,753
Earnings per share	11	**14.40p**	15.89p
Adjusted earnings per share	11	**15.12p**	16.15p
Diluted earnings per share	11	**14.34p**	15.70p
Dividend per share	10	**6.90p**	6.15p

There is no material difference between the profit for the financial year and the result on an historic cost basis. All profits are derived from continuing operations.

Group Segmental Analysis

	Note	Turnover 2003 £000	Turnover 2002 £000	Operating profit 2003 £000	Operating profit 2002 £000	Net Assets/ (liabilities) (excluding intra-Group funding) 2003 £000	Net Assets/ (liabilities) (excluding intra-Group funding) 2002 £000
Business Segments							
Estate Agency		**253,585**	242,656	**33,580**	40,228	**33,585**	34,346
Financial Services		**72,911**	59,043	**21,894**	10,561	**(31,213)**	(25,158)
Surveying & Valuation		**108,040**	101,816	**31,866**	28,743	**(1,845)**	4,948
Conveyancing		**20,167**	18,668	**(1,484)**	1,834	**7,939**	3,196
Central		**276**	–	**(5,466)**	(5,551)	**46,819**	1,227
Total non-insurance operations	2	**454,979**	422,183	**80,390**	75,815	**55,285**	18,559
Life Assurance	16(a)16(b)	**146,584**	233,082	**(1,603)**	10,402	**87,454**	95,595
Total Group		**601,563**	655,265	**78,787**	86,217	**142,739**	114,154

All activities take place within the UK, with the exception of a small amount of Estate Agency business in Spain (2003: Turnover £1.7m) (2002: £nil).

Group Statement of Total Recognised Gains and Losses

	2003 £000	2002 £000
Profit for the financial year	**49,056**	57,181
Total recognised gains and losses since the last Annual Report	**49,056**	57,181

Group Balance Sheet

at 31 December

Fixed assets	Note	2003 £000	2003 £000	2002 £000	2002 £000
Intangible assets: Goodwill	13		**16,745**		18,832
Tangible fixed assets	14		**36,652**		31,915
Other investments	15		**63,089**		65,866
Investments in joint ventures					
Share of gross assets		**1,328**		1,367	
Share of gross liabilities		**(165)**		(364)	
	12(b)		**1,163**		1,003
Investments in associates					
Goodwill	13	**1,834**		4,250	
Share of net assets	12(c)	**914**		670	
			2,748		4,920
Total Investments			**67,000**		71,789
Total fixed assets			**120,397**		122,536
Policyholders assets to cover linked liabilities	16(g)		**472,413**		395,830
Policyholder other investments	16(i)		**234,133**		242,210
Policyholder net current assets			**11,603**		28,500
Deferred acquisition costs	16(f)		**16,134**		33,927
Current assets					
Debtors	17	**63,977**		53,290	
Cash at bank		**65,036**		32,386	
		129,013		85,676	
Current liabilities					
Creditors: amounts falling due within one year	18	**(113,431)**		(107,273)	
Net current assets/(liabilities)			**15,582**		(21,597)
Total assets less current liabilities			**870,262**		801,406
Creditors: amounts falling due after more than one year	19	**(7,270)**		(17,482)	
Policyholder technical provisions for linked liabilities	16(k)	**(471,626)**		(393,613)	
Policyholder long-term business provision	16(k)	**(234,188)**		(263,804)	
Provisions for liabilities and charges	20	**(14,439)**		(12,353)	
			(727,523)		(687,252)
Net assets			**142,739**		114,154
Capital and reserves					
Called up share capital	21		**16,455**		18,110
Share premium account	22		**26,493**		24,619
Capital redemption reserve	22		**3,256**		1,468
Other reserves	22		**670**		670
Profit and loss account	22		**95,865**		69,287
Equity shareholders' funds			**142,739**		114,154

Approved by the Board of Directors on 9 March 2004 and signed on its behalf by:

C H Sporborg M C Nower

Company Balance Sheet

at 31 December

	Note	2003 £000	2003 £000	2002 £000	2002 £000
Fixed assets					
Tangible fixed assets	14		**6,143**		1,352
Investment in subsidiaries	12(d)		**196,315**		195,199
Other Investments	15		**25,092**		22,627
Total Investments			**221,407**		217,826
Total fixed assets			**227,550**		219,178
Current assets					
Debtors	17	**89,306**		135,343	
Cash at bank and in hand		**39,430**		3,838	
		128,736		139,181	
Current liabilities					
Creditors: amounts falling due within one year	18	**(241,036)**		(248,235)	
Net current liabilities			**(112,300)**		(109,054)
Total assets less current liabilities			**115,250**		110,124
Provisions for liabilities and charges	20	**(1,580)**		(1,074)	
			(1,580)		(1,074)
Net assets			**113,670**		109,050
Capital and reserves					
Called up share capital	21		**16,455**		18,110
Share premium account	22		**26,493**		24,619
Capital redemption reserve	22		**3,256**		1,468
Revaluation reserve	22		**1,701**		1,701
Other reserves	22		**37,875**		37,875
Profit and loss account	22		**27,890**		25,277
			113,670		109,050

Approved by the Board of Directors on 9 March 2004 and signed on its behalf by:

C H Sporborg M C Nower

Group Cash Flow Statement

for the year ended 31 December

	Note	2003 £000	2003 £000	2002 £000	2002 £000
Cash inflow from operating activities	27		**85,226**		97,673
Returns of investment and servicing of finance					
Interest received		**807**		2,525	
Interest paid		**(181)**		(1,236)	
			626		1,289
Taxation			**(24,828)**		(15,059)
Capital expenditure and financial investment					
Purchase of tangible fixed assets		**(13,783)**		(13,274)	
Proceeds from sale of fixed assets & property investment		**1,339**		1,554	
(Purchase) of non-Life investments		**(4,024)**		(7,678)	
Net cash (outflow) for capital expenditure and financial investment			**(16,468)**		(19,398)
Acquisitions	30		**(563)**		(15,961)
Initial payment from Friends Provident			**–**		24,339
Equity dividends paid			**(20,259)**		(19,711)
Cash inflow before use of liquid resources, financing and net portfolio investment			**23,734**		53,172
Financing					
Issue of shares		**2,027**		1,377	
Purchase of own shares		**–**		(51,711)	
Advance of term loans		**1,100**		5,900	
Cash transferred into Insurance cell	28	**(1,200)**		–	
Net cash (outflow)/inflow from financing			**1,927**		(44,434)
Net portfolio – Life Company shareholder investments	28		**5,151**		(6,219)
Increase in cash in the year	29		**30,812**		2,519

Notes to the Accounts

1. Accounting policies

(a) Basis of preparation

The consolidated accounts of the Group have been prepared under the historical cost convention, modified by the revaluation of certain freehold properties and in accordance with applicable accounting standards. The Group financial statements are prepared in accordance with Schedule 4 to the Companies Act 1985.

The Group has adopted the Statement of Recommended Practice in Accounting for Insurance Business and has consolidated the Life Assurance business on the Modified Statutory Solvency Basis.

The consolidated financial statements include the financial statements of the Company and its subsidiary undertakings made up to 31 December 2003 (unless otherwise stated). The acquisition method of accounting had been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

An associate is an undertaking in which the Group has a long term interest, usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. The Group's share of the profits less losses of associate is included in the consolidated profit and loss account and its interest in their net assets, (other than goodwill), is included investments in the consolidated balance sheet.

A joint venture is an undertaking in which the Group has a long-term interest and over which it exercises joint control. The Group's share of the profits less losses of joint ventures is included in the consolidated profit and loss account and its in their net assets, (other than goodwill), is included in investments in the consolidated balance sheet.

The accounts of the Company have been prepared under the historical cost convention, modified by the revaluation of certain investments in subsidiaries and in accordance with applicable accounting standards.

(b) Turnover

Turnover, which arises mainly in the United Kingdom, comprises commission, fees receivable and Life Assurance premium income.

Commission earned on sales of residential and commercial property is accounted for on the exchange of contracts for such sales. Survey, valuation and conveyancing fees are accounted for on completion of the service being provided. Commission earned on sales of insurance policies and related products is accounted for when the policies go on risk.

Premiums are accounted for on a receivable basis or, in the case of unit-linked business, when the liability is recognised. Premiums are stated gross of commissions, taxes and premium levies. Re-insurance premiums are charged when they become payable.

1. Accounting policies *continued*

(c) Fixed assets

Fixed assets are stated at cost or valuation less accumulated depreciation.

(i) Tangible assets
Tangible assets are depreciated, on a straight line basis, to their estimated residual value as follows:

Freehold buildings – 50 years;
Leasehold properties and improvements – over the period of the lease;
Office furniture and equipment – three to five years;
Motor vehicles – four to five years.

(ii) Finance Leases and Hire Purchase Contracts
Where assets are financed by leasing or hire purchase arrangements that give rights approximating to ownership finance leases') the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as a lease obligation. Such assets are depreciated on the same basis and over the same estimated lives as other comparable assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged against profit as incurred.

(iii) Vacant leasehold properties
Provision is made for the best estimate of the present value of unavoidable lease payments on vacant leasehold properties.

(d) Pensions

The expected cost of pensions in respect of the Group's defined benefit pension schemes is charged to the profit and loss account so as to spread the cost of pensions over the service lives of employees in the schemes. In accordance with Statement of Standard Accounting Practice No.24 (Accounting for pension costs) variations from the regular cost are spread over the expected remaining service lives of current employees in the schemes. The pension cost is assessed in accordance with the advice of qualified actuaries. In respect of defined contribution schemes, contributions are charged to the profit and loss account in the year in which they became payable.

(e) Long term business liabilities

For certain classes of business where policyholders participate in surpluses, the net premium calculation method has been used to calculate the Long Term Business Provision. The net premium is calculated such that it would be sufficient at the outset of the policy to provide only the discounted value of the original guaranteed death and maturity benefits. The provision is then calculated by subtracting the present value of the future net premiums from the present value of future benefits (including attaching bonuses). This method makes implicit allowance for both future expenses of maintaining the policy and sharing in future profits.

(f) Investments

All investments, including those classified as assets held to cover linked liabilities, but excluding investments in subsidiaries and associates, are stated at their current value.

Listed investments are valued on the basis of the market convention where they are primarily traded, which is either last traded or middle market price.

1. Accounting policies *continued*

(f) Investments *continued*

Investment properties are valued on an open market basis. Changes in market value are taken to the revaluation reserve unless a deficit (or its reversal) occurs on an individual property, whereby it is charged (or credited) to the profit and loss account. Valuations are undertaken by professional valuers at intervals of not more than three years. In the intervening years values are reviewed by the Directors and adjustments made to the financial statements as appropriate. This treatment may be a departure from the requirements of the Companies Act 1985, concerning the depreciation of fixed assets. However, the Directors consider this accounting policy is necessary for the financial statements to show a true and fair view, as the application of depreciation would be inappropriate.

Shares in the company held by the Countrywide Assured Group Employee Benefit Trust are shown at cost. The cost of acquiring the shares is charged to the profit and loss account over the five year period in which the shares are held in the trust.

(g) Operating leases

Leasing payments in respect of operating leases are charged against profit as incurred, other than relating to vacant leasehold properties as described in paragraph (c) (iii) above.

(h) Goodwill

Prior to 1 January 1998, when FRS 10: Goodwill and Intangible Assets was adopted, purchased goodwill arising on the consolidation of acquisitions (representing the excess of the fair value of the consideration and associated costs given over the fair value of the separable net assets acquired) was written off to reserves in the year of acquisition. When a subsequent disposal occurs any related goodwill previously written off to reserves is written back through the profit and loss account as part of the profit or loss on disposal.

Purchased goodwill arising on consolidation in respect of acquisitions since 1 January 1998 is capitalised. Positive goodwill is amortised to nil by equal annual instalments over its estimated useful life of no more than 20 years. Any impairment charge is included within operating profits.

Negative goodwill arising in respect of acquisitions since 1 January 1998 is included within fixed assets and released to the profit and loss account in the periods in which the fair values of the non-monetary assets purchased on the same acquisition are recovered, whether through depreciation or sale.

On the subsequent disposal or termination of a business acquired since 1 January 1998, the profit and loss on disposal or termination is calculated after charging (crediting) the unamortised amount of any related goodwill (negative goodwill).

(i) Tax

The charge for tax is based on the profit and loss account for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax assets and liabilities are recognised in accordance with FRS 19: Deferred Taxation. The Group has chosen not to discount the deferred tax asset or liability, to reflect the time value of money, as permitted by FRS 19. Deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date except where FRS 19 requires different treatment. Deferred tax assets arising from unrelieved tax losses are only recognised to the extent that they will be relieved in the foreseeable future.

1. Accounting policies *continued*

(j) Capitalisation of internal software development costs

Internal costs that are incurred during the development of significant and separately identifiable computer software for use in the business are capitalised where the software is integral to the generation of future economic benefits. Internal costs that are capitalised are limited to incremental costs specific to the project. The software is depreciated once it is ready for use in the business.

(k) Distribution agreement with Friends Provident Life and Pensions Limited (FPLAP)

The initial payment of £25 million received in 2002 under the distribution agreement with FPLAP (as consideration for the Financial Services Division to sell only FPLAP products) has been deferred and will be recognised over the 15 year life of the agreement, except to the extent that costs have been incurred in reaching that agreement, or as a direct result of entering into that agreement. Income has been recognised immediately to offset the impact of such costs and is reflected in note 16 (e).

2. Profit on ordinary activities before tax

	Note	2003 £000	2002 £000
Turnover		**454,979**	422,183
Staff costs	3	**(240,306)**	(223,859)
Other operating costs	5	**(141,922)**	(132,092)
Profit before interest and other income		**72,751**	66,232
Other operating income	6	**7,639**	9,583
Operating profit: non-insurance		**80,390**	75,815
Operating profit: Life insurance	16(a)	**(1,603)**	10,402
Operating profit		**78,787**	86,217

3. Staff costs – non Insurance

	2003 £000	2002 £000
Salaries	**213,173**	199,576
Social security	**22,596**	20,050
Pension costs	**4,537**	4,233
	240,306	223,859

4. Employees

The average number of persons employed by the Group during the year was:

	2003 Number	2002 Number
Estate Agency	**5,408**	5,568
Financial Services	**1,288**	1,219
Surveying & Valuation	**1,233**	1,184
Conveyancing	**502**	438
Life Assurance	**300**	340
Head Office	**66**	67
	8,797	8,816

The costs of staff included within the Life Assurance activity above were accounted for within the technical account for long-term business – see note 16.

5. Other operating costs – non Insurance

	2003 £000	2002 £000
Group other operating costs include the following:		
Depreciation of tangible assets	**8,383**	5,982
Amortisation and impairment of goodwill in subsidiary companies	**2,097**	795
Auditor's remuneration – Group	**343**	348
Auditor's remuneration – Company	**58**	47
Non-audit fees paid to auditor and its associates	**18**	165
Operating lease rentals – Land & buildings	**19,556**	17,473
Operating lease rentals – Other	**15,025**	14,786

6. Other operating income

	2003 £000	2002 £000
Rent receivable	**2,027**	2,020
Other operating income	**5,612**	7,563
	7,639	9,583

7. Net interest receivable/(payable) and other similar charges

	2003 **£000**	2002 £000
Interest received on bank and other borrowings	**916**	2,525
Interest paid on bank and other borrowings	**(156)**	(1,236)
	760	1,289

8. Taxation

(a) Taxation on profit on ordinary activities

	Technical Account		Non-technical Account	
	2003	2002	**2003**	2002
Corporation tax at 30% (2002: 30%)	**£000**	£000	**£000**	£000
– Current tax for the year	**36**	631	**25,497**	22,774
– Adjustment in respect of prior years current tax	**125**	(216)	**109**	126
– Share of prior year associated company consortium relief	**–**	–	**–**	(453)
– Deferred tax charge relating to prior years	**4,200**	–	**–**	–
– Deferred tax (released)/charged in the year	**(5,143)**	1,433	**342**	1,352
	(782)	1,848	**25,948**	23,799
			(782)	1,848
			25,166	25,647

8. Taxation *continued*

(b) Reconciliation of actual tax charge to UK corporate tax rate

	Technical Account		Non-technical Account	
	2003	2002	**2003**	2002
	£000	£000	**£000**	£000
Profit on ordinary activities before tax	**(11,784)**	2,659	**86,006**	80,169
Tax at UK rate of 30 % (2002:30 %) on profit on ordinary activities	**(3,535)**	798	**25,802**	24,051
Effects of:				
Tax relief on contributions to QUEST/Share options	–	–	**(457)**	(40)
Share of tax losses from associated companies and joint ventures not surrendered by consortium relief	–	–	**48**	803
Capital allowances in excess of depreciation	–		**(196)**	(825)
Permanent depreciation and amortisation of goodwill	–	–	**2,116**	1,018
Cash contribution to employee benefit trust	–	–	–	(245)
Other permanent differences	–	–	**861**	175
Utilisation of trading losses	–	–	–	(104)
Utilisation of unprovided capital losses	–	–	**(618)**	(174)
UK tax bases of insurance profits	**3,571**	(167)	–	–
Adjustment in respect of losses arising from Friends Provident reinsurance treaty	–	–	**(2,927)**	(1,885)
Overseas trading losses not relieved	–	–	**868**	–
Reported current tax charge	**36**	631	**25,497**	22,774

(c) Deferred taxation

The components of the net deferred tax liability are as follows: The balances have not been discounted.

	Technical Account		Non-technical Account	
	2003	2002	**2003**	2002
	£000	£000	**£000**	£000
Liability provided/(asset recognised)				
Capital allowances	–	–	**(1,466)**	(1,713)
Short term timing differences	–	–	**453**	358
Deferred acquisition costs	**4,840**	4,938	–	–
Actuarial reserves	**(88)**	(108)	–	–
Other	–	865	–	–
	4,752	5,695	**(1,013)**	(1,355)
			4,752	5,695
			3,739	4,340

A potential tax asset of £31,173,000 (31 December 2002: £38,537,000) relating to realised losses has not been recognised (in line with FRS 19's recognition of deferred tax assets only to the extent that they will be relieved in the foreseeable future).

8. Taxation *continued*

(d) Reconciliation in movements in deferred tax

	2003 £000	2002 £000
Deferred tax liability at beginning of year	**4,340**	2,038
Transferred on acquisition	**–**	(483)
Deferred tax released/(charged) in profit and loss account for the year	**(4,801)**	2,785
Deferred tax charge in the profit and loss account relating to prior years	**4,200**	–
Deferred tax liability at end of year	**3,739**	4,340

(e) Factors that may affect future tax charges
The Group anticipates that the effective tax rate will not alter materially in future years.

9. Profit for the financial year after tax

The Company has not presented its own profit and loss account as permitted by Section 230 of the Companies Act 1985. The Group profit for the year includes a profit before dividends of £25,091,000 (2002: Profit £93,251,000 restated) dealt with in the accounts of the Company.

10. Dividends

	2003 £000	2002 £000
Interim dividend paid 2.15p per share (2002: 2.05p)	**6,961**	7,130
Final dividend proposed 4.75p per share (2002: 4.10p)	**15,517**	13,298
Total dividend 6.90p per share (2002: 6.15p)	**22,478**	20,428

11. Earnings per share

The earnings per share based upon the profit for the year after tax of £49,056,000 (2002: £57,181,000) is calculated using the weighted average number of 340,605,028 ordinary shares of 5p each in issue during the year (2002: 359,895,928). Shares held by the Employee Benefit Trust are excluded from the calculation.

Adjusted earnings per share
During 2002 the Company bought back 35,744,096 shares which were not cancelled until 11 June 2003. These shares were not freely available on the market and the entitlement to dividend had been waived. The adjusted earnings per share is calculated excluding these shares, which has reduced the weighted average number of shares by 16,060,361 (2002: 5,807,329).

Diluted earnings per share
The diluted weighted average number of shares was 342,030,740 (2002: 364,235,408), the difference, compared to the basic earnings per share calculation representing the equivalent number of shares that would be issued for no consideration if all outstanding dilutive share options were exercised.

12. Investment in Group undertakings

The Company owns directly or indirectly the whole of the issued and fully paid ordinary share capital of its subsidiary undertakings, all of which are incorporated in Great Britain and whose operations are conducted in the United Kingdom, except as noted below.

(a) Principal subsidiary undertakings

Estate Agency

Countrywide Estate Agents (Incorporated with Unlimited Liability) trading as: Abbotts, Austin & Wyatt, Bairstow Eves, Beresford Adams, Bridgfords, Carson and Company, Constables, Countrywide North, Daniel Henry, Dixons, Faron Sutaria, Fulfords, H_2O Homes Overseas Countrywide, Hetheringtons, John D Wood & Co, King & Chasemore, Mann & Co., Miller, Palmer Snell, Chappell and Mathews, PKL, R A Bennett, Spencers, Taylors, Watson Bull & Porter, Countrywide Residential Lettings, Countrywide Residential Management, Countrywide Property Auctions, CAG Overseas Investments Limited, Countrywide Assured Leasing Limited and Countrywide Assured Franchising Limited.

Financial Services

Countrywide Assured Financial Services Limited
Countrywide Assured Mortgage Services plc
Countrywide Assured Insurance Services Limited
Countrywide Lending Solutions Limited

Surveying and Valuation

Countrywide Surveyors Limited, Countrywide Surveyors (1994).

Conveyancing

Countrywide Property Lawyers Limited

Life Assurance

Countrywide Assured plc (indirectly held)
Key Retirement Solutions Limited

(b) Joint Venture

rightmove.co.uk Limited (29% holding)

The 29% stake in rightmove.co.uk Limited is being treated as a joint venture because decisions on financial and operating policy essential to the activities and financial position of the venture require each joint venturer's consent.

For the year to 31 December 2003, the following share of rightmove.co.uk results and assets have been incorporated within the Group accounts.

	2003	2002
	£000	£000
Turnover	**1,433**	936
Profit/(loss) before tax	**160**	(242)
Net assets	**1,163**	1,003

12. Investment in Group undertakings *continued*

(c) Associated companies

Netsquared Limited (30% holding)

For the year to 31 December 2003, the following share of Netsquared Limited's results and assets have been incorporated within the Group accounts.

	2003 £000	2002 £000
Turnover	**210**	194
Loss before tax	**(98)**	(56)
Net assets	**118**	156

TM Property Service Limited (46.77 % holding)

For the year to 31 December 2003, the following share of TM Property Service Limited's results and assets have been incorporated within the Group accounts.

	2003 £000	2002 £000
Turnover	**6,170**	2,088
Loss before tax	**(2,637)**	(4,380)
Net assets	**796**	514

Included in the loss before tax of the associates, there is £60,000 (2002: £60,000) goodwill amortised for Netsquared Limited and £2,356,000 (2002: £2,672,000) of goodwill amortised for TM Property Service Limited.

(d) Investment in Group undertakings

	£000
Company	
Cost or valuation	
At 1 January 2003	195,199
Additions	1,666
Write down	(550)
At 31 December 2003	**196,315**

13. Goodwill

	Goodwill in Subsidiaries £000	Goodwill in Associates £000	Total Goodwill £000
Group			
Cost			
At 1 January 2003	21,781	7,398	29,179
Additions	20	–	20
At 31 December 2003	**21,801**	**7,398**	**29,199**
Provisions for amortisation and impairment			
At 1 January 2003	2,959	3,148	6,107
Amortisation charges in year	1,120	516	1,636
Impairment	977	1,900	2,877
At 31 December 2003	**5,056**	**5,564**	**10,620**
Net book value			
As at 31 December 2003	**16,745**	**1,834**	**18,579**
As at 31 December 2002	18,832	4,250	23,072

Goodwill arising is being amortised over 10 to 20 years. An impairment review is undertaken in the first full year after acquisition as required by FRS 11, which may result in a subsequent write off of goodwill and a change in the period of amortisation in respect of some acquired businesses.

The impairment review is conducted by reference to the forecast cash flows of the business for the first five years post-acquisition. All cash flows are discounted at 15%. Cumulative goodwill written off to reserves prior to the adaption of FRS 10 : Goodwill, since the merger of Bairstow Eves. plc and Mann & Co. plc is £43,308,000 (2002: £43,308,000).

14. Tangible fixed assets

Group	Land & Buildings Freehold £000	Short Leasehold £000	Motor Vehicles £000	Furniture and Equipment £000	Total £000
Cost or valuation					
At 1 January 2003	9,180	12,732	5,321	47,307	74,540
Additions	27	998	9	12,749	13,783
Disposals	(157)	(562)	(1,728)	(3,511)	(5,958)
At 31 December 2003	**9,050**	**13,168**	**3,602**	**56,545**	**82,365**
Depreciation					
At 1 January 2003	937	8,439	3,027	30,222	42,625
Charge for the year	111	1,072	838	6,362	8,383
Disposals	(17)	(507)	(1,521)	(3,250)	(5,295)
At 31 December 2003	**1,031**	**9,004**	**2,344**	**33,334**	**45,713**
Net book value					
At 31 December 2003	**8,019**	**4,164**	**1,258**	**23,211**	**36,652**
At 31 December 2002	8,243	4,293	2,294	17,085	31,915

Company	Land & Buildings Freehold £000	Short Leasehold £000	Motor Vehicles £000	Furniture and Equipment £000	Total £000
Cost					
At 1 January 2003	1,174	165	–	410	1,749
Additions	–	–	–	4,874	4,874
Disposals	(7)	–	–	–	(7)
At 31 December 2003	**1,167**	**165**	**–**	**5,284**	**6,616**
Depreciation					
At 1 January 2003	65	36	–	296	397
Charge for the year	23	14	–	46	83
Disposals	(7)	–	–	–	(7)
At 31 December 2003	**81**	**50**	**–**	**342**	**473**
Net book value					
At 31 December 2003	**1,086**	**115**	**–**	**4,942**	**6,143**
At 31 December 2002	1,109	129	–	114	1,352

15. Fixed asset investments

	UK Listed Securities £000	UK Gov't Securities £000	Certificates of Deposit £000	Property & Other Investments £000	Shares in the Company £000	Total £000
Group						
At 1 January 2003	5,833	9,770	24,522	23,108	2,633	65,866
Additions	10,234	11,058	129,550	5,224	–	156,066
Disposals	(11,369)	(12,932)	(131,693)	(9)	(52)	(156,055)
Amounts written off investment property	–	–	–	(2,750)	–	(2,750)
Unrealised (losses)/gains	470	(337)	(213)	42	–	(38)
At 31 December 2003	**5,168**	**7,559**	**22,166**	**25,615**	**2,581**	**63,089**

The shares in the Company are held by the Countrywide Assured Group Employee Benefit Trust. At 31 December 2003 the Trust held 2,413,559 ordinary shares of 5p each in the Company (2002: 2,471,648). The cost of acquiring the shares for the Executive Deferred Incentive Scheme is charged to the profit and loss accounts of the Group companies which employ the participants over the five year period in which the shares are held by the Trust. The market value at 31 December 2003 was £3,388,771 (2002: £2,792,962). The investments in UK Government Securities and Certificate of Deposits are held at market value.

During the course of the year an independent valuation of 100 Cannon Street was commissioned and the carrying value reduced accordingly.

	Unlisted Investments £000	Property £000	Total £000
Company			
At 1 January 2003	19	22,608	22,627
Additions	1,200	4,023	5,223
Amounts written off investment property	–	(2,750)	(2,750)
Unrealised losses	(8)	–	(8)
At 31 December 2003	**1,211**	**23,881**	**25,092**

16. Life Assurance business

(a) Life Assurance profit and result arising on long term technical account

	Note	2003 £000	2002 £000
Earned premiums, net of reassurance	16 (b)	**142,325**	229,602
Investment income and gains	16 (c)	**82,981**	(66,319)
Claims incurred, net of reassurance	16 (d)	**(153,219)**	(134,369)
(Increase)/decrease in technical provisions, net of reassurance	16 (e)	**(34,034)**	19,308
		38,053	48,222
Commission paid		**1,346**	(15,749)
Expenses of management - staff costs		**(3,158)**	(7,551)
Expenses of management - other		**(5,683)**	(7,165)
Provision for reorganisation costs		**218**	(550)
Change in deferred acquisition costs	16 (f)	**(17,793)**	3,584
FSA pension review redress, net of PI insurance recovery		**1,250**	(1,951)
Complaints redress		**(11,246)**	(4,732)
Increase in provision for complaints redress	16 (e)	**(2,750)**	(5,000)
Increase in technical provisions arising from the impact of Friends Provident reinsurance treaty on renewal expenses	16 (e)	**(11,610)**	(5,903)
Amortisation of purchased in-force value		**(411)**	(546)
		(11,784)	2,659
Taxation		**782**	(1,848)
Result arising on long-term technical account		**(11,002)**	811
Operating profits arising in the Life Assurance activity			
Turnover		**4,259**	3,480
Staff costs		**(2,227)**	(1,889)
Other operating costs		**(3,759)**	(2,465)
		(1,727)	(874)
Other income and gains		**1,861**	2,207
		134	1,333
Result arising on long-term technical account before tax		**(11,784)**	2,659
Life operating profit before tax		**(11,650)**	3,992
Inter-company charges eliminated on consolidation		**289**	128
Losses arising on Friends Provident reinsurance treaty eliminated on consolidation		**9,758**	6,282
Life Division operating profit before tax		**(1,603)**	10,402

The non-technical profits/losses relate to the equity release IFA business and shareholder investment income and expenses.

16. Life Assurance business *continued*

(b) Analysis of turnover

	2003 £000	2002 £000
Periodic premiums	**145,985**	158,377
Single premiums	**27,720**	96,589
Outward reassurance premiums	**(31,380)**	(25,364)
Earned premiums net of reassurance	**142,325**	229,602
Turnover arising in IFA business	**4,259**	3,480
Total turnover Life Assurance activity	**146,584**	233,082

(c) Investment income and losses

	2003 £000	2002 £000
Income from investments	**29,224**	28,951
Losses on the realisation of investments	**(47,234)**	(21,958)
Unrealised gains/(losses) on investments	**100,991**	(73,312)
	82,981	(66,319)

(d) Claims incurred net of reassurance

	2003 £000	2002 £000
Claims paid		
Gross amount	**179,365**	151,134
Reassurers' share	**(27,464)**	(20,341)
	151,901	130,793
Increase in the provision for claims		
Gross amount	**4,037**	3,061
Reassurers' share	**(2,719)**	515
	1,318	3,576
	153,219	134,369

£70,394,000 (2002: £72,062,000) of net claims incurred relate to the maturity of guaranteed bonds.

16. Life Assurance business *continued*

(e) Change in technical provisions, net of reassurance

	2003 £000	2002 £000
Long-term business provision		
Gross amount – (decrease)/increase	**(38,087)**	31,946
Reassurers' share	**8,468**	1,045
	(29,619)	32,991
Technical provisions for linked liabilities		
Gross amount – increase/(decrease)	**92,537**	(62,928)
Reassurers' share	**(14,524)**	21,532
	78,013	(41,396)
	48,394	(8,405)
Analysed:		
– Increase/(decrease) in technical provisions net of reassurance	**34,034**	(19,308)
– Increase in technical provisions arising from impact of Friends Provident reinsurance treaty on renewal expenses	**11,610**	5,903
– Increase in provision for complaints redress	**2,750**	5,000
	48,394	(8,405)

(f) Change in deferred acquisition costs

	2003 £000	2002 £000
Balance at 1 January	**33,927**	30,343
Costs deferred on new business acquired in the year	**453**	27,000
Amortisation of acquisition costs previously deferred	**(18,246)**	(23,416)
Movement for the year	**(17,793)**	3,584
Balance at 31 December	**16,134**	33,927

16. Life Assurance business *continued*

(g) Long-term business net assets attributable to policyholders

	Note	2003 £000	2002 £000
Long-term business assets comprise:			
Policyholder assets held to cover linked liabilities		**472,413**	395,830
Policyholder other investments	16 (i)	**234,133**	242,210
Deferred acquisition costs	16 (f)	**16,134**	33,927
Net current assets excluding net cash/overdrafts	16 (j)	**(4,878)**	6,921
Cash balances net of overdrafts		**22,652**	22,678
Provisions for liabilities and charges		**(40)**	(1,099)
Policyholder net current assets		**17,734**	28,500
Deferred tax	8 (c)	**(4,752)**	(5,695)
		735,662	694,772

(h) Long-term business liabilities attributable to policyholders

	Note	2003 £000	2002 £000
Long-term business liabilities comprise:			
Policyholder technical provision for linked liabilities	16 (k)	**471,626**	393,613
Policyholder long-term business provision	16 (k)	**234,188**	263,804
Surplus retained within the long-term assurance fund		**29,848**	37,355
		735,662	694,772

(i) Policyholder other investments

	Market value		Cost	
	2003 £000	2002 £000	2003 £000	2002 £000
Debt securities and other fixed income securities	**217,595**	234,485	**220,830**	232,112
Deposits with credit institutions	**16,538**	7,725	**16,538**	7,723
	234,133	242,210	**237,368**	239,835

£217,595,000 (2002: £234,485,000) of the above market value amounts are listed on the London Stock Exchange.

16. Life Assurance business *continued*

(j) Net current assets excluding net cash/overdrafts

	2003 £000	2002 £000
Amounts owed by policyholders	**4,694**	5,065
Tax recoverable	**1,405**	1,258
Prepayments and accrued income	**5,974**	7,212
Other debtors	**2,849**	4,632
PI insurance recoverable	**3,933**	4,069
Present value of acquired in-force business	**1,963**	2,374
	20,818	24,610
Claims outstanding	**(10,498)**	(6,100)
UK corporation tax	**(1,064)**	(602)
Other creditors	**(14,134)**	(10,987)
	(4,878)	6,921

(k) Technical provisions

	Long term business provision £000	Technical provisions for linked liabilities £000
Gross amount		
At 1 January 2003	321,547	499,604
Movement in the long-term business technical account excluding bonuses	(38,084)	92,537
At 31 December 2003	**283,463**	**592,141**
Reassurers' share		
At 1 January 2003	57,743	105,991
Movement in the long-term business technical account	(8,468)	14,524
At 31 December 2003	**49,275**	**120,515**
Net technical provisions		
At 1 January 2003	263,804	393,613
Net movement in the long-term business technical account excluding bonuses	(29,616)	78,013
At 31 December 2003	**234,188**	**471,626**

£173,232,000 of the long term business provision at 31 December 2003 (2002: £220,911,000) relates to guaranteed bonds.

16. Life Assurance business *continued*

(k) Technical provisions *continued*

Technical Provision for Linked Liabilities
For those polices where benefits are linked to specific pools of assets, the Technical Provision for Linked Liabilities is calculated as the number of units attaching to each policy multiplied by the appropriate unit price at the balance sheet date. In addition, a cash flow projection, using prudent assumptions, is undertaken for each policy to establish whether or not future inflows are sufficient to cover future outflows (after allowing for an immediate fall in the value of the units).

If not, an additional provision is included in the Long Term Business Provision. The additional provision is sensitive to the assumed level of policy maintenance expenses and to the degree of the immediate fall in the units.

The principal assumptions underlying the calculation of the long-term business provision are:

			2003	2002
(i)	Rates of interest			
	Assurances			
	With profit		**3.25%**	3.25%
	Without profit	– annual premium	**3.50%**	3.50%
		– guaranteed income bonds	**4.20%**	3.90%
	Annuities			
	With profit	– deferred	**4.25%**	4.25%
	Without profit (linked)	– deferred	**4.00%**	3.95%
		– vested	**4.70%**	4.50%

(ii) Mortality tables

Assurances and deferred annuities	– 80% A67/70 ultimate (2002: 80% A67/70 ultimate)
Term Assurance	– 80% A67/70 ultimate (2002: 80% A67/70 ultimate)
Vested annuities	– 84% PM/FA 80 ultimate – 5 (2002: 87% PM/FA 80 ultimate – 5)

(iii) Bonuses

	2003	2002
	£000	£000
The total bonuses attributable to the year are as follows:		
Gross period end declared bonuses, included in movement in long-term business provision	**1,325**	1,377
Reassurance	**(1,325)**	(1,377)
	–	–

17. Debtors

	2003 £000	2002 £000
Group		
Trade debtors	**35,553**	31,988
Other debtors	**16,994**	10,841
Taxation recoverable	**2**	224
Prepayments	**11,428**	10,237
	63,977	53,290

	2003 £000	2002 £000
Company		
Amounts owed by subsidiary undertakings	**75,239**	129,363
Taxation recoverable – group relief	**9,008**	712
Other debtors	**4,272**	4,594
Prepayments	**188**	123
Vat recoverable	**599**	551
	89,306	135,343

18. Creditors: amounts falling due within one year

	2003 £000	2002 £000
Group		
Bank overdrafts unsecured	**2,715**	877
Term loan secured	**15,600**	14,500
Trade creditors	**10,800**	9,614
Taxation and social security	**19,536**	16,373
Accruals and other creditors	**34,435**	38,250
Corporation tax	**14,275**	13,502
Dividends payable	**15,517**	13,298
Deferred income	**553**	859
	113,431	107,273

18. Creditors: amounts falling due within one year *continued*

	2003 £000	2002 £000
Company		
Bank overdraft unsecured	–	920
Term loan secured	**15,600**	14,500
Trade creditors	**2,279**	801
Amounts owed to subsidiary undertakings	**199,990**	209,456
Taxation and social security	**526**	422
Accruals and other creditors	**7,124**	8,838
Dividends payable	**15,517**	13,298
	241,036	248,235

The term loan represents amounts drawn down against a £15.6 million LIBOR facility which is secured on 100 Cannon Street, London and was repayable in December 2004. Following the year end the repayment date on this facility has been extended to 31 December 2005.

19. Creditors: amounts falling due after more than one year

	2003 £000	2002 £000
Group		
Other creditors	–	607
Deferred income	**7,270**	16,875
	7,270	17,482

20. Provisions for liabilities and charges

	Deferred tax £000	Property rents £000	Property repairs £000	Clawback £000	Other £000	Total £000
Group						
At 1 January 2003	4,340	2,303	2,894	2,334	482	12,353
Utilised	–	(860)	(426)	(6,892)	(466)	(8,644)
Profit and loss account	(601)	546	292	8,809	1,608	10,654
Discounting	–	76	–	–	–	76
At 31 December 2003	**3,739**	**2,065**	**2,760**	**4,251**	**1,624**	**14,439**

20. Provisions for liabilities and charges *continued*

	Deferred tax £000	Property rents £000	Property repairs £000	Other £000	Total £000
Company					
1 January 2003	693	353	28	–	1,074
Profit and loss account	8	194	67	237	506
31 December 2003	**701**	**547**	**95**	**237**	**1,580**

The provision for property rents represents the estimated unavoidable costs of leasehold properties which have become surplus to the Group's requirements following the closure or relocation of operations. The provision is based on the present value of rentals and other unavoidable costs payable during the remaining lease period after taking into account rents receivable or expected to be receivable from sub-lessees.

Clawback represents the provision required for repayment to meet the estimated cost of repaying indemnity commission income received on life assurance policies that may lapse.

The provision for property repairs represents estimates of the cost to repair existing dilapidations under leasehold covenants, in accordance with FRS 12: Provisions, contingent liabilities and contingent assets.

Provisions are released when properties are assigned or sub-let.

21. Called up share capital

	Number	£000
Authorised share capital		
Ordinary shares of 5p each		
1 January 2003	430,000,000	21,500
Purchase of own shares	(35,744,096)	(1,787)
At 31 December 2003	**394,255,904**	**19,713**
Allotted and fully paid ordinary shares of 5p each		
1 January 2003	362,200,868	18,110
Exercise of share options	2,638,504	132
Purchase of own shares	(35,744,096)	(1,787)
At 31 December 2003	**329,095,276**	**16,455**

22. Reconciliation of movements in shareholders' funds

	Share Capital £000	Share Premium £000	Capital Redemption Reserve £000	Other Reserves £000	Profit & Loss Account £000	**2003 Total Share-holders' Funds £000**	2002 Total Share-holders' Funds £000
Group							
At 1 January	18,110	24,619	1,468	670	69,287	**114,154**	127,869
Profit for the year	–	–	1	–	49,056	**49,057**	57,181
Dividends	–	–	–	–	(22,478)	**(22,478)**	(20,428)
Exercise of share options	132	1,874	–	–	–	**2,006**	1,376
Contribution to QUEST	–	–	–	–	–	**–**	(133)
Purchase of own shares	(1,787)	–	1,787	–	–	**–**	(1,464)
Appropriation for future cancellation of shares	–	–	–	–	–	**–**	(50,247)
At 31 December	16,455	26,493	3,256	670	95,865	**142,739**	114,154

	Share Capital £000	Share Premium £000	Capital Redemption Reserve £000	Revaluation Reserve £000	Profit & Other Reserves £000	Loss Account £000	**2003 Total Share-holders' Funds £000**	2002 Total Share-holders' Funds £000
Company								
At 1 January	18,110	24,619	1,468	1,701	37,875	25,277	**109,050**	86,562
Profit for the year	–	–	1	–	–	25,091	**25,092**	93,251
Dividend	–	–	–	–	–	(22,478)	**(22,478)**	(20,428)
Exercise of share options	132	1,874	–	–	–	–	**2,006**	1,376
Purchase of own shares	(1,787)	–	1,787	–	–	–	**–**	(1,464)
Appropriation for future cancellation of shares	–	–	–	–	–	–	**–**	(50,247)
At 31 December	16,455	26,493	3,256	1,701	37,875	27,890	**113,670**	109,050

The Group profit and loss account reserves at 31 December 2003 include £29,848,000 (2002: £37,355,000) not presently available for distribution representing the Group's share of the surplus retained within the long-term assurance funds.

23. Share option schemes

(i) Executive Share Option scheme
Options to subscribe for ordinary shares of 5p each outstanding at 31 December 2003 under the Company's Executive Share Option Scheme were:

No. of Shares	Subscription Price	Exercisable up to
42,500	65.5p	April 2004

(ii) Executive Share Option Scheme (1995)
Options to subscribe for ordinary shares of 5p each outstanding at 31 December 2003 under the Company's Share Option Scheme (1995) were:

No. of Shares	Subscription Price	Exercisable up to
22,500	71.0p	June 2006
476,500	124.5p	April 2007
198,750	112.5p	September 2007
902,500	152.0p	May 2009
10,000	151.0p	May 2012

(iii) Executive Share Option Scheme (1996)
Options to subscribe for ordinary shares of 5p each outstanding at 31 December 2003 under the Company's Executive Share Option Scheme (1996) were:

No. of Shares	Subscription Price	Exercisable up to
52,000	124.5p	April 2004
1,599,996	140.0p	April 2005
100,000	92.0p	September 2005
2,020,000	131.0p	March 2006
1,238,750	152.0p	May 2009
2,520,000	106.5p	April 2011
2,025,000	151.0p	April 2012

At the Annual General Meeting held on 5 May 1999 the option period of the Executive Share Option Scheme (1996) was extended from seven to ten years.

Options issued under the Executive Share Option Schemes (1995) and (1996) may be exercised between three and ten years after the date of grant only if performance criteria are satisfied. In summary, this requires that the average earnings per share of the Group for the three years prior to the date on which exercise takes place (the 'Performance Period') has improved compared to the three year period ending one year earlier than Performance Period. For these purposes, a three year Performance Period will run to the Group's reporting date of 31 December or 30 June, whichever is closest to the exercise date.

If the Group is loss making at the time of exercise, exercise will still be permitted, but only if the average loss per share in the Performance Period is less than the average loss per share in the previous three year period.

23. Share option schemes *continued*

(iv) SAYE Scheme (1996)

Options to subscribe for ordinary shares of 5p each outstanding at 31 December 2003 under the Company's SAYE Scheme (1996) were:

No. of Shares	Subscription Price	Exercisable up to
195,586	75.2p	May 2004
2,708,372	74.4p	May2006
4,802,982	122.4p	May 2008

(v) Executive Deferred Incentive Scheme

Options to purchase ordinary shares of 5p each held by the Trustee of the Employee Benefit Trust outstanding at 31 December 2003 under the Company's Executive Deferred Incentive Scheme were:

No. of Shares	Option Price	Exercisable up to
25,000	56.0p	March 2004

(vi) Executive Deferred Incentive Scheme (1996)

Rights to purchase ordinary shares of 5p each held by the Trustee of the Employee Benefit Trust outstanding at 31 December 2003 under the Company's Executive Deferred Incentive Scheme (1996) were:

No. of Shares	Option Price	Exercisable up to
23,300[a]	0p	May 2006
1,275,000	151.0p	April 2009

[a] Further rights will be added to each individual's entitlement as such time as each individual exercises options granted to him on 18 March 1999 under the Company's Executive Share Options Scheme (1996). These additional rights will be calculated by reference to the improvement in the market value of the Company's ordinary shares of 5p each at the date of exercise. These rights are exercisable from 12 May 2004 to 12 May 2010.

(vii) Executive Share Bonus Scheme

Rights to purchase ordinary shares of 5p each held by the Trustee of the Employee Benefit Trust outstanding at 31 December 2003 under the Company's Executive Share Bonus Scheme were:

No. of Shares	Option Price	Exercisable up to
36,728	0p	May 2004
213,806	140.0p	April 2005
67,535	145.0p	April 2006
46,670	153.5p	March 2007

The SAYE Schemes have been in place for a number of years and the Company has therefore taken advantage of the exemption offered by UITF 17 (revised) Employee Share Schemes.

24. Capital expenditure commitments

	2003 £000	2002 £000
Capital expenditure commitments not provided for in the accounts		
Group		
Authorised and contracted	**5,146**	6,407
Authorised but not contracted	**1,140**	2,844
Company		
Authorised and contracted	**3,143**	3,852
Authorised but not contracted	**–**	–

25. Operating lease commitments

At 31 December 2003 the Group had the following annual commitments under non-cancellable operating leases:

	2003 £000	2002 £000
Group		
Land and buildings with commitments expiring:		
within one year	**2,601**	2,606
between two and five years inclusive	**6,010**	6,012
after five years	**9,467**	9,776
Other operating leases with commitments expiring:		
within one year	**4,066**	3,322
between two and five years inclusive	**10,930**	10,588
	33,074	32,304

	2003 £000	2002 £000
Company		
Land and buildings with commitments expiring within one year:	**176**	193
between two and five years inclusive	**–**	176
after five years	**707**	260
Other operating leases with commitments expiring:		
within one year	**45**	9
between two and five years inclusive	**145**	183
	1,073	821

26. Client monies

At 31 December 2003, client monies held by subsidiaries in approved bank and building society accounts amounted to £55,445,000 (2002: £32,679,000). Neither this amount nor the matching liability to the clients concerned are included in the Group balance sheet.

27. Reconciliation of operating profit to net cash flow from operating activities

	Note	2003 £000	2002 £000
Group operating profit		**78,787**	86,217
Depreciation and amortisation		**10,470**	6,777
Result on long-term technical account	16(a)	**11,784**	(2,659)
Transfer (to)/from the long-term technical account		**(3,500)**	15,000
Loss on disposal of investments		**(22)**	(221)
Loss on sale of tangible fixed assets & property investment		**(675)**	(223)
Increase in debtors		**(4,826)**	(5,351)
Decrease in creditors		**(9,477)**	(1,716)
Increase/(decrease) in provisions		**2,685**	(151)
Net cash inflow from operating activities		**85,226**	97,673

The Group cash flow statement only includes cash flows of the Life Assurance business to the extent that cash been transferred and is available to meet obligations of the Company or the Group as a whole.

28. Analysis of net funds and portfolio investment

	Note	1 January 2003 £000	Cash flow £000	Changes in market value £000	**31 December 2003 £000**
Non-Insurance Group:					
Cash at bank		24,254	37,002	–	**61,256**
Overdrafts		(747)	(1,968)	–	**(2,715)**
		23,507	35,034	–	**58,541**
Term loans		(14,500)	(1,100)	–	**(15,600)**
Non-Insurance net funds		9,007	33,934	–	**42,941**
Life Assurance Group:					
Cash at bank		8,132	(4,352)	–	**3,780**
Overdrafts		(130)	130	–	**0**
Life Assurance net funds		8,002	(4,222)	–	**3,780**
Total Group:					
Cash at bank		32,386	32,650	–	**65,036**
Overdrafts		(877)	(1,838)	–	**(2,715)**
	29	31,509	30,812	–	**62,321**
Term loans	29	(14,500)	(1,100)	–	**(15,600)**
Total funds		17,009	29,712	–	**46,721**
Insurance Cell	29	–	1,200	–	**1,200**
Life portfolio investments:					
UK Listed Securities		5,833	(1,136)	471	**5,168**
UK Government securities		9,770	(1,873)	(338)	**7,559**
Certificates of deposit		24,522	(2,142)	(214)	**22,166**
Other		481	–	51	**532**
Total portfolio investments	29	40,606	(5,151)	(30)	**35,425**
Total funds and portfolio investments	29	57,615	25,761	(30)	**83,346**

29. Reconciliation of net cash flow to movement in net debt and portfolio investment

	2003 £000	2002 £000
Increase in cash for the year	**30,812**	2,519
Cash (inflow)/outflow from increase in term loans	**(1,100)**	(5,900)
Cash (inflow)/outflow from increase in insurance cell	**1,200**	–
Cash (inflow)/outflow from increase/(decrease) in portfolio investments	**(5,151)**	6,219
Change in net debt and portfolio investments resulting from cash flows	**25,761**	2,838
Changes in market value	**(30)**	660
Net debt and portfolio investment at 1 January	**57,615**	54,117
Net debt and portfolio investment at 31 December	**83,346**	57,615

30. Acquisition and disposal of subsidiaries, associated undertakings and joint ventures

	2003 Acquisitions £000	2002 Acquisitions £000
Fixed assets	–	6,255
Interest in associated undertakings	**563**	
Debtors	–	4,816
Cash at bank and in hand	–	6,054
Creditors due within one year	–	(7,628)
Net assets	**563**	9,497
Goodwill	–	12,518
Total consideration	**563**	22,015
Effects on Group cash flow:		
Cash consideration	**563**	22,015
Cash balances on acquisition	–	(6,054)
Net cash outflow	**563**	15,961

The acquisition relates to capital amounts injected into TM Property Service Ltd, the associated company disclosed in note 12 (c).

31. Financial instruments

(a) Liquidity

The maturity of all financial liabilities is shown in the following tables:

	Debt £000	**Other financial liabilities £000**	**2003 Total £000**
Financial liabilities maturing:			
in one year or less or on demand	**18,315**	**553**	**18,868**
in more than one year but not more than two years	**–**	**676**	**676**
in more than two years but not more than five years	**–**	**2,494**	**2,494**
after five years	**–**	**4,100**	**4,100**
	18,315	**7,823**	**26,138**

	Debt £000	Other financial liabilities £000	2002 Total £000
Financial liabilities maturing:			
in one year or less or on demand	15,377	859	16,236
in more than one year but not more than two years	–	1,166	1,166
in more than two years but not more than five years	–	2,877	2,877
after five years	–	13,439	13,439
	15,377	18,341	33,718

(b) Undrawn committed borrowing facilities

Undrawn borrowing facilities are available to the Group with the maturities as set out in the following table. The conditions precedent to the availability of these facilities are all satisfied at the balance sheet date.

	2003 £000	2002 £000
Expiring in one year or less	**14,400**	15,500
Expiring between two and five years	**–**	–
	14,400	15,500

31. Financial instruments *continued*

(c) Interest rate risk profile of financial liabilities

The following analysis sets out the interest rate risk of the Group's financial liabilities. There are no financial liabilities in currencies other than sterling, and no hedges are used.

	2003	2002
	£000	£000
Floating rate	**18,315**	15,377
Non interest bearing	**7,823**	18,341
	26,138	33,718

The floating rate financial liabilities comprise bank loans and overdrafts bearing interest at rates based on individual bank base rates or LIBOR depending upon which facility is used.

(d) Interest rate risk profile of financial assets

The following analysis sets out the interest rate risk of the Group's financial assets. No derivative instruments are held as hedges to manage the currency of such financial assets as stated on page 14 of the Operating and Financial Review:

	2003	2002
	£000	£000
Floating rate	**65,036**	32,386
Fixed rate	**29,728**	34,292
Non interest bearing	**7,748**	8,466
	102,512	75,144
Fixed rate financial asset weighted averages		
Interest rate	**4.88%**	5.30%
Time for which rate is fixed (years)	**1.96**	1.60

The floating rate financial assets comprise bank deposits earning interest at rates based on individual bank base rates or LIBOR depending upon which type of deposit facility is used.

(e) Currency risk

The functional currency of all of the Group's operations is sterling.

31. Financial instruments *continued*

(f) Fair values

The following table sets out the book values and estimated fair values of the Group's financial instruments:

	2003		2002	
	Book value £000	**Fair value £000**	Book value £000	Fair value £000
Primary financial instruments:				
Investments	**37,476**	**38,284**	42,758	42,918
Cash at bank and in hand	**65,036**	**65,036**	32,386	32,386
Term loan secured	**(15,600)**	**(15,600)**	(14,500)	(14,500)
Debt	**(2,715)**	**(2,715)**	(877)	(877)
Other creditors due after more than one year	–	–	(607)	(607)

The following criteria have been used to assess the fair values of the Group's financial instruments:

(i) debtors, creditors, debt and provisions due after more than one year are based upon discounted cash flows at prevailing interest rates.

(ii) cash at bank and in hand are short-term investments approximate to their book values due to their short maturity period:
and

(iii) long-term investments are stated at market value.

An explanation of the Board's objectives, policies and strategies for holding and issuing financial instruments is set out in the Financial Review on page 16 under the heading 'Financial Instruments'.

Short-term debtors and creditors as defined in FRS 13, have been omitted from all of the financial instruments disclosures, save of those relating to currency risk.

The assets and liabilities relating to policyholders are excluded from the analysis of financial instruments.

32. Pension arrangements

The Group offers membership of the Countrywide Assured Group Pension Scheme to eligible employees. The Scheme has two sections of membership, defined contribution and defined benefit, which is closed to new entrants and future accrual.

The pension cost charge for the Group's defined contribution pension arrangements represents contributions payable by the Group and amounted to £3,398,718 (2002: £3,756,000). There were no outstanding or prepaid contributions at the year end.

Whilst the Group continues to account for pension costs in accordance with Statement of Standard Accounting Practice 24 'Accounting for Pension Costs', under FRS 17 'Retirement Benefits' the following transitional disclosures are required.

32. Pension arrangements *continued*

The pension cost of the defined benefit section of the Scheme was £1,218,000 (2002: £1,170,000). The pension cost relating to this section is assessed in accordance with the advice of an independent qualified actuary using the projected unit method. A full actuarial assessment of the section was carried out at 5 April 2003 which showed a deficit in the defined benefit section of £21,162,000. This has been updated by a qualified independent actuary, taking into account actual investment returns achieved, contributions and benefits paid over the period to 31 December 2003 and the closure of the scheme to future accrual, giving an estimated deficit at 31 December 2003 of £13,715,000. The group plans to develop a funding program to recover the deficit over the next ten years.

The additional disclosures required under FRS17 are as follows:

Age	31-40	6%
	41-50	40%
	51-60	48%
	61-65	6%

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions, which due to the timescale covered, may not necessarily be borne out in practice.

The major assumptions used by the actuary were:

	2003	2002	2001
Rate of increase in salaries	**n/a**	4.4%	4.4%
Rate of increase in pensions payments			
On benefits earned prior to 1 December 1999	**4.0%**	4.0 %	4.0 %
On benefits earned after to 1 December 1999	**2.8%**	2.4 %	2.4 %
Discount rate	**5.4%**	5.5 %	5.8 %
Inflation assumption	**2.8%**	2.4 %	2.4 %

32. Pension arrangements *continued*

(a) Scheme Assets

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

	Long-term rate of expected return at 2003	**Long-term rate of Value at 2003 £000**	Long-term rate of expected return at 2002	Value at 2002 £000	expected return at 2001	Value at 2001 £000
Equities	**6.3%**	**19,747**	7.5%	17,268	7.8%	19,169
Bonds	**3.8%**	**7,013**	5.0%	5,487	5.3%	5,854
Cash	**2.8%**	**237**	–	–	–	–
Property	**4.8%**	**–**	6.0%	–	6.3%	–
Total market value of assets		**26,997**		22,755		25,023
Present value of scheme liabilities		**(45,868)**		(40,262)		(35,279)
Deficit in the scheme		**(18,871)**		(17,507)		(10,256)
Related deferred tax asset		**5,661**		5,252		3,077
Net pension liability		**(13,210)**		(12,255)		(7,179)

(b) Analysis of the amount that would be charged to operating profit

	2003 £000	2002 £000
Service cost	**737**	396
Past service cost	**–**	–
Total operating charge that would be charged to operating profit	**737**	396

(c) Analysis of net return on pension scheme

	2003 £000	2002 £000
Expected return on pension scheme assets	**1,599**	1,831
Interest on pension liabilities	**(2,224)**	(2,045)
Net return	**(625)**	(214)

32. Pension arrangements *continued*

(d) Analysis of the amount that would be recognised in statement of total recognised gains and losses

	2003 £000	2002 £000
Actual return less expected return on assets	**1,797**	(4,806)
Experience gains and losses on liabilities	**3,962**	(914)
Changes in assumptions	**(6,979)**	(2,049)
Actuarial loss that would be recognised in statement of total recognised gains and losses	**(1,220)**	(7,769)
Adjustment due to surplus cap	**–**	–
Net loss that would be recognised in statement of total recognised gains and losses	**(1,220)**	(7,769)

(e) Movement in surplus during the year

	2003 £000	2002 £000
Deficit in scheme at beginning of year	**(17,507)**	(10,256)
Movement in year:		
Current service cost	**(737)**	(396)
Contributions	**1,218**	1,128
Past service cost	**–**	–
Net return on assets/(interest cost)	**(625)**	(214)
Actuarial loss	**(1,220)**	(7,769)
Deficit in scheme at end of year	**(18,871)**	(17,507)

(f) History of experience gains and losses

	2003	2002
Difference between expected and actual return on scheme assets:		
amount (£ 000)	**1,797**	(4,086)
percentage of scheme assets	**7%**	–21%
Experience gains and losses on scheme liabilities:		
amount (£ 000)	**3,962**	(914)
percentage of scheme liabilities	**9%**	–2%
Total amount recognised in statement of total recognised gains and losses:		
amount (£ 000)	**(1,220)**	(7,769)
percentage of scheme liabilities	**–3%**	–19%

33. Related Party Transactions

There were no material related party transactions during the year.

Five Year Financial Record

Profit and loss account summary
Year ended 31 December

	1999 £000	2000 £000	2001 £000	2002 £000	**2003** **£000**
Turnover					
Estate Agency	175,987	169,528	197,003	242,656	**253,585**
Financial Services	50,911	45,046	49,681	59,043	**72,911**
Surveying & Valuation	91,716	82,592	93,061	101,816	**108,040**
Conveyancing	9,658	10,494	15,180	18,668	**20,167**
Life Assurance	189,876	223,529	186,780	233,082	**146,584**
Central Costs	–	–	–	–	**276**
	518,148	531,189	541,705	655,265	**601,563**
Profit before taxation					
Estate Agency	11,755	4,905	18,981	40,228	**33,580**
Financial Services	8,192	(434)	3,909	10,561	**21,894**
Surveying & Valuation	22,085	16,218	24,566	28,743	**31,866**
Conveyancing	(1,445)	(555)	1,343	1,834	**(1,484)**
Life Assurance	13,508	10,632	14,592	10,402	**(1,603)**
Gain/(loss) on disposal of associates or subsidiary	–	(276)	–	–	**–**
Share of loss in associates and joint venture	–	(525)	(3,075)	(4,678)	**(2,575)**
Amounts written off Investment Property	–	–	–	–	**(2,750)**
Central costs and interest	(6,192)	(4,965)	(4,026)	(4,262)	**(4,706)**
	47,903	25,000	56,290	82,828	**74,222**
Taxation	(7,192)	(6,446)	(15,081)	(25,647)	**(25,166)**
Profit after taxation	40,711	18,554	41,209	57,181	**49,056**
Dividends	(16,026)	(16,123)	(18,856)	(20,428)	**(22,478)**
Retained profit	24,685	2,431	22,353	36,753	**26,578**
Earnings per share (pence)	11.42	5.19	11.49	15.89	**14.40**
Dividends per share net (pence)	4.50	4.50	5.25	6.15	**6.90**

Financial highlights for 1999 to 2001 have been restated following the adoption of the Modified Statutory Solvency Basis for reporting Life Assurance business.
Financial highlights for 2001 have been restated following the application of FRS 19: Deferred taxation.

Five Year Financial Record

	1999 £000	2000 £000	2001 £000	2002 £000	**2003** **£000**
Balance Sheet					
Goodwill	7,759	7,544	7,099	18,832	**16,745**
Tangible fixed assets	21,087	19,536	18,907	31,915	**36,652**
Investments	39,592	39,770	52,546	65,866	**63,089**
Investment in joint venture	–	911	793	1,003	**1,163**
Investment in associates	–	809	9,348	4,920	**2,748**
	68,438	68,570	88,693	122,536	**120,397**
Policyholder assets to cover linked liabilities	384,727	435,724	434,384	395,830	**472,413**
Policy holder other investments	182,223	233,670	237,927	242,210	**234,133**
Deferred acquisition costs	37,333	26,297	18,977	28,500	**16,134**
Policyholder other net current assets	20,589	19,513	30,343	33,927	**11,603**
Net current (liabilities)/assets	(60,711)	(6,964)	2,805	(21,597)	**15,582**
Creditors due after one year	(3,634)	(38)	(9,509)	(17,482)	**(7,270)**
Policyholder technical provisions for linked liabilities	(373,637)	(424,820)	(435,009)	(393,613)	**(471,626)**
Policyholders long-term business provision	(187,742)	(244,607)	(230,813)	(263,804)	**(234,188)**
Provisions for liabilities and charges	(9,495)	(9,342)	(9,879)	(12,353)	**(14,439)**
Net assets	58,091	98,003	127,919	114,154	**142,739**
Cash Flow					
Cash inflow from operating activities	72,830	24,381	57,635	97,673	**85,226**
Interest (paid)/received	(918)	(491)	196	1,289	**626**
Taxation	(2,955)	(4,784)	(3,694)	(15,059)	**(24,828)**
Capital expenditure and financial investment					
Net purchase of tangible fixed assets	(4,972)	(969)	(3,582)	(11,720)	**(12,444)**
Purchase of non-life investments	(2,767)	4,613	(15,052)	(7,678)	**(4,024)**
Acquisitions and disposals	(1,415)	2,492	(9,056)	8,378	**(563)**
Equity dividends paid	(14,269)	(16,052)	(17,024)	(19,711)	**(20,259)**
	45,534	9,190	9,423	53,172	**23,734**
Issue of shares	449	1,245	244	1,377	**2,027**
Purchase of own shares	(2,260)	(3,030)	–	(51,711)	**–**
Advance/(repayments) of term loans	3,163	(3,562)	8,600	5,900	**1,100**
Cash transferred into Insurance cell	–	–	–	–	**(1,200)**
Net portfolio-life company shareholder investments	(17,933)	(4,800)	1,297	(6,219)	**5,151**
	28,953	(957)	19,564	2,519	**30,812**

Five Year Financial Record

	1999	2000	2001	2002	**2003**
Share capital					
Authorised share capital					
Ordinary shares of 5p each	430,000,000	430,000,000	430,000,000	430,000,000	**394,255,904**
£000	21,500	21,500	21,500	21,500	**19,713**
Allotted and fully paid Ordinary shares of 5p each					
1 January	360,987,254	360,265,468	361,653,329	361,954,210	**362,200,868**
Exercise of share options	778,214	3,317,648	300,881	1,191,658	**2,638,504**
Purchase of own shares	(1,500,000)	(1,929,787)	–	(945,000)	**(35,744,096)**
31 December	**360,265,468**	**361,653,329**	**361,954,210**	**362,200,868**	**329,095,276**

	£000	£000	£000	£000	**£000**
1 January	18,049	18,013	18,083	18,098	**18,110**
Exercise of share options	39	166	15	59	**132**
Purchase of own shares	(75)	(96)	–	(47)	**(1,787)**
31 December	**18,013**	**18,083**	**18,098**	**18,110**	**16,455**

	1999	2000	2001	2002	**2003**
Operating Statistics					
Number of life assurance policies arranged by sales force	40,392	35,414	42,395	49,662	**43,587**
Number of life assurance policies arranged directly	2,083	1,974	927	2,832	**1,000**
New annual regular premium income (£ million)	32.0	23.3	19.9	20.9	**17.3**
Single premiums (£ million)	62.8	82.4	46.1	92.3	**21.2**
Number of mortgages arranged (panel lenders)	39,516	37,258	42,001	46,586	**50,773**
Value of mortgages arranged (panel lenders) (£ million)	2,487	2,502	2,898	3,600	**4,560**
Number of house sales exchanged	91,736	79,818	86,069	93,442	**84,765**
Average price of house sales (£)	88,900	99,400	110,700	132,700	**149,755**
Average estate agency commission rate	1.84%	1.80%	1.80%	1.74%	**1.76%**
Staff numbers (average)	7,934	8,050	7,775	8,816	**8,797**
Number of estate agency offices including franchises (year end)	725	723	738	857	**880**

Notice of Annual General Meeting

Countrywide Assured Group plc

Notice is hereby given that the Annual General Meeting of the Company will be held at the offices of Pinsents, 1 Gresham Street, London EC2V 7BU on 28 April 2004 at 10.00am for the following purposes:-

Ordinary Business

Resolution 1

To receive and adopt the accounts for the year ended 31 December 2003 together with the Reports of the directors and Auditors thereon.

Resolution 2

To declare a final dividend

Resolution 3

To approve the Directors' Remuneration report set out in the Annual Report.

Resolutions 4 to 6

To re-elect the following Directors who retire by rotation:-

4 Mr P W Mason

5 Mr G R Fitzjohn

6 Mr C P Shaw

Resolution 7

To elect the following Director who retires under Article 71 of the Articles of Association.

7 Mr A J Brown

Resolution 8

That KPMG Audit Plc be and are hereby appointed as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which the accounts are laid before the Company at a remuneration to be fixed by the Directors.

Resolution 9

That the Directors be and are hereby generally and unconditionally authorised, pursuant to Section 80 of the Companies Act 1985 (the Act) to exercise all the powers of the Company to allot relevant securities (as defined in Section 80 of the Act) provided that:-

(i) nominal value of relevant securities allotted pursuant to this authority shall not exceed £3,258,031;

(ii) this authority shall expire on the date of the Annual General Meeting to be held in 2005 or fifteen months after the passing of this resolution whichever occurs first; and

(iii) the company may make an offer or agreement before the expiry of this authority which would or might require relevant securities to be allotted after this authority has expired and the Directors may allot relevant securities in pursuance of any such offer or agreement as if this authority has not expired; this authority to replace the existing like authority which is hereby revoked with immediate effect.

To consider and, if thought fit, pass Resolutions 10 and 11 as Special Resolutions.

Resolution 10

That the Directors be and they are hereby empowered, pursuant to Section 95 of the Companies Act 1985 (the Act), to allot equity securities (as defined in Section 94 of the Act) pursuant to the authority contained in the foregoing Resolution numbered 9 as if Section 89(1) of the Act did not apply to such allotment, save that this power shall be limited to:

(i) the allotment of equity securities in connection with a rights issue of other pre-emptive offer in favour of Ordinary Shareholders where the equity securities respectively attributable to the interests of all Ordinary Shareholders are proportionate (as nearly as may be) to the respective numbers of Ordinary Shares held by them subject to such exclusions or arrangements as the Directors may deem necessary or desirable to deal with fractional entitlements otherwise arising or legal or practical problems under the laws of regulations of any regulatory authority in any territory;

(ii) the allotment of equity securities pursuant to the terms of any share scheme for employees approved by the members in General Meetings; and

(iii) the allotment of equity securities for cash (otherwise than as mentioned in sub-paragraphs (i) and (ii) above) provided that the maximum nominal value of equity securities allotted does not exceed £822,738 representing approximately 5% of the issued share capital of the Company; and shall expire on the date of the Annual General Meeting of the Company to be held in 2005 or fifteen months after the passing of this resolution whichever occurs first except to the extent that the same is renewed or extended prior to or at such Meeting save that the Company may make an offer or agreement before the expiry of this power which would or might require securities to be allotted after it has expired and the Directors may allot equity securities in pursuance of any such offer or agreement as if the power conferred hereby had not expired.

Resolution 11

That the Company be and is hereby authorised to make market purchases (within the meaning of Section 163 (3) of the Companies Act 1985) of Ordinary Shares of 5p each in the capital of the Company provided that:

(i) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 32,909,527;

(ii) the minimum price which may be paid for such Ordinary Shares is 5p per share;

(iii) the maximum price (exclusive of expenses) which may be paid for such Ordinary Shares is not more than 5% above the average of the middle market quotations for the Ordinary Shares derived from the Daily Official List of the London Stock Exchange for the five business days before the purchase is made;

(iv) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company; and

(v) the Company may make a contract or contracts to purchase Ordinary Shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of any such contract or contracts.

Notes

1. Any Member entitled to attend and vote at this Meeting may appoint a proxy or proxies to attend and on a poll, vote instead of him. A proxy need not be a Member of the Company. A form of proxy for this Meeting is enclosed, and if used should be lodged with the Company's Registrars, Capita Registrars at The Registry, P. O. Box 25 34 Beckenham Road, Beckenham, Kent, BR3 3BR not less than 48 hours before the time appointed for the holding of the Meeting, The appointment of a proxy will not preclude a shareholder from attending and voting at the Meeting.

2. There is no Directors' service contract of more than one year's duration with any Director.

3. The Register of Directors' shareholdings and transactions and copies of the Directors' service contracts will be available for inspection at the registered office of the Company during normal business hours each business day and at the place of the Annual General Meeting for at least 15 minutes prior to and during the Meeting.

By Order of the Board

G R Williams
Company Secretary
9 March 2004

Registered Office and Group Head Office
Countrywide House
Perry Way
Witham
Essex CM8 3SX

Pinsents Office
1 Gresham Street
London EC2V 7BU

Group Head Office and
Registered Office
Countrywide House
Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520758
www.cagroup.co.uk

Bankers
Fortis Bank
National Westminster Bank Plc

Stockbrokers
Panmure Gordon Limited
(a division of Lazard & Co. Limited)
HSBC Investment Bank plc

Solicitors
Campbell Hooper
Pinsent Curtis
Wortley Byers
Ashurst

Auditors
KPMG Audit Plc

Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent
BR3 4TU

Public Relations
The Wriglesworth Consultancy

Financial Calendar

10 March 2004
Results announced for the year to
31 December 2003

28 April 2004
Annual General Meeting

21 May 2004
Dividend record date

25 May 2004
Ex dividend date

11 June 2004
Dividend payment date

August 2004
Interim results announced
for the six months to 30 June 2004

Registered Number: 1837522

3

3.1

Countrywide plc

Acquisition of Bradford & Bingley Estate Agents and SecureMove Property Services Limited

Introduction

Countrywide plc ("Countrywide") is pleased to announce the acquisition of the Bradford & Bingley Estate Agents business ("BBEA") and the entire issued share capital of SecureMove Property Services Limited ("SecureMove") from Bradford & Bingley Group plc ("Bradford & Bingley").

The aggregate cash consideration of £44.4 million will be funded from Countrywide's existing resources.

Information on BBEA

BBEA comprises a chain of 307 estate agency offices geographically spread throughout the United Kingdom and 144 active financial services consultants selling mortgages, personal protection and general insurance products through the estate agency network. The branch network benefits from a portfolio of strong regional brands including; Gascoigne-Pees in the South East, Slater Hogg & Howison in Scotland, Stratton Creber in the South West and Entwistle Green in Lancashire.

BBEA has not been operated as a subsidiary or been accounted for as a separate division of Bradford & Bingley and, accordingly, historical financial information is limited. In the year ended 31 December 2003, BBEA had pro forma revenues of £92.6 million and recorded an estimated pro forma loss (on a stand-alone basis) of £2.3 million. The pro forma revenue may be broken down as follows:

Division	*£m*
Residential Second Hand Sales	61.5
Lettings & Management	9.0
Land & New Homes	6.8
Financial Services	14.2
Other	1.1
Total	92.6

In the year ended 31 December 2003, BBEA achieved 31,449 housing exchanges, with an average house value of £158,600 at an average commission of 1.30 per cent. In the same period Countrywide achieved 81,637 housing exchanges, with an average house value of £149,755 at an average commission of 1.76 per cent.

Information on SecureMove

SecureMove is a leading provider of residential and commercial survey and valuation services in the United Kingdom. SecureMove operates from 47 offices and at 31 December 2003 employed 212 Full Time Equivalent ("FTE") residential surveyors and 64 FTE commercial surveyors.

SecureMove was incorporated as a subsidiary of Bradford & Bingley on 1 April 2003 and previously traded as a division. For the nine months ended 31 December 2003, SecureMove's audited results showed profit before tax of £3.4 million from turnover of £29.7 million. For the twelve months ended 31 December 2003, Countrywide Surveyors showed an operating profit of £31.9m from turnover of £108.0m and at that date employed 618 FTE surveyors.

In the year ended 31 December 2003 SecureMove completed 212,142 valuations and surveys. In the same period Countrywide Surveyors completed 605,857 valuations and surveys.

Benefits of the acquisition

The Directors believe that the acquisitions of BBEA and SecureMove are value-enhancing and advance Countrywide's strategy:

- the acquisition of BBEA's 307 offices and strong, established local brands represents a rare opportunity to expand substantially Countrywide's estate agency operations;

- the relative profitability of BBEA is lower than that of the existing Countrywide estate agency chain. Countrywide expects to apply its management disciplines, particularly through staff training, to improve the quality of customer service and thereby increase agency commissions; Countrywide also expects to provide an effective offering of financial services products to BBEA's estate agency customers;

- BBEA has a strong Land and New Homes business which Countrywide will seek to exploit;

- BBEA's 307 offices should provide additional conveyancing volumes for Countrywide's conveyancing division once capacity in this division increases in 2005, enabling BBEA's clients to take advantage of its no-sale, no-fee, seven days a week service;

- SecureMove is a respected, profitable surveying business which will sit well alongside Countrywide's existing surveying operation and enhance Countrywide's surveying capacity ahead of the introduction of Home Information Packs in 2007; and

- the acquisition of SecureMove provides Countrywide with a broader client base for its surveying services and new opportunities to develop lender relationships.

Countrywide intends to integrate the BBEA business within Countrywide's existing estate agency division whilst retaining BBEA's local brands and branches. It is intended that SecureMove will operate as a separate surveying business alongside Countrywide Surveyors. Non-core operations will be reviewed and cost savings and efficiencies will arise from integrating back-office processes. Bradford & Bingley will continue to provide certain support services at market-related prices for a limited period to facilitate a smooth transition to Countrywide's ownership.

Financial effects

The Directors expect that, in aggregate, the BBEA and SecureMove businesses will trade at a loss for the remainder of 2004 before taking into account separation, integration and transaction costs. These costs are expected to total around £8 million and will be largely incurred in 2004. The Directors believe that this expenditure, together with the losses anticipated to be incurred during the remainder of the year by the businesses being acquired, will further reduce the level of profitability of the enlarged group in 2004. However, after careful deliberation, the Directors consider this to be an acceptable investment for future growth and profitability

The Directors believe that both BBEA and SecureMove will thrive as part of an entrepreneurial group dedicated to property services and that, under Countrywide's decentralised management style, margins in both businesses will rise over the short to medium term.

A fair value exercise on the net assets acquired will be carried out by Countrywide at the year-end. The Directors estimate that the current book value of the net assets being acquired is approximately £34 million.

On 27 September 2004 Countrywide sought merger clearance from the Office of Fair Trading. The Directors are confident that this merger will not raise any substantive issues.

Current trading

On 23 September 2004, Countrywide provided an update on current trading. There has been no material change in market conditions since that date.

Christopher Sporborg, Chairman of Countrywide, commented:

"The acquisition of Bradford & Bingley Estate Agents and SecureMove further consolidates Countrywide's position as the UK's leading service provider to the residential property market. We have acquired some highly attractive brands and believe we can substantially improve their performance by applying Countrywide's successful management principles and disciplines.

Current trading conditions remain, regrettably, very subdued, and we do not now see any upturn in activity occurring before the beginning of 2005 - with recovery then probably heavily dependent on any interest rate adjustments that may take place in the meantime. However, we remain totally convinced that the UK housing market will continue to present a well run, geographically diverse and multi disciplined Company, such as our own, with an opportunity to trade very profitably - and this continues to be our goal."

15 October 2004

Enquiries:

Countrywide plc	
Christopher Sporborg, Chairman	Tel: 07836 204 449
Michael Nower, Finance Director	Tel: 01376 533 700/ 07793 369 235
Oriel Securities Limited	Tel: 020 7710 7600
David Arch	
Lexicon Partners Limited	Tel: 020 7653 6000
Andrew Sibbald	
The Wriglesworth Consultancy	Tel: 020 7845 7900 / 07980 635 243
John Wriglesworth	
Mark Baker	

A conference call for UK analysts and investors will be held at 10.00 BST on Monday 18 October. *Dial-in details are as follows:*

Dial in number: 01296 480 100
Passcode: C056405
Call Chairman – Michael Nower

A replay will be available for 7 days on:

Tel: 01296 618 700
Access code: 613041

A conference call for US analysts and investors will be held at 16.00 BST London Time (11am EST; 8am Pacific Time) on Monday 18 October. *Dial-in details are as follows:*

Dial in number: +44 1296 480 100
Passcode: C 276029
Call Chairman –Michael Nower

Oriel Securities Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide plc as its financial adviser and no one else in connection with the transaction described in this announcement and will not be responsible to anyone other than Countrywide plc for providing the protections afforded to customers of Oriel Securities Limited or for providing advice in relation to the transaction or any matter referred to herein.

Lexicon Partners Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide plc as its financial adviser and no one else in connection with the transaction described in this announcement and will not be responsible to anyone other than Countrywide plc for providing the protections afforded to customers of Lexicon Partners Limited or for providing advice in relation to the transaction or any matter referred to herein.

Regulatory Announcement

Company	Countrywide PLC
TIDM	CWD
Headline	Acquisition
Released	17:44 15-Oct-04
Number	1612E

Countrywide plc

Acquisition of Bradford & Bingley Estate Agents and SecureMove Property Services Limited

Introduction

Countrywide plc ("Countrywide") is pleased to announce the acquisition of the Bradford & Bingley Estate Agents business ("BBEA") and the entire issued share capital of SecureMove Property Services Limited ("SecureMove") from Bradford & Bingley Group plc ("Bradford & Bingley").

The aggregate cash consideration of £44.4 million will be funded from Countrywide's existing resources.

Information on BBEA

BBEA comprises a chain of 307 estate agency offices geographically spread throughout the United Kingdom and 144 active financial services consultants selling mortgages, personal protection and general insurance products through the estate agency network. The branch network benefits from a portfolio of strong regional brands including; Gascoigne-Pees in the South East, Slater Hogg & Howison in Scotland, Stratton Creber in the South West and Entwistle Green in Lancashire.

BBEA has not been operated as a subsidiary or been accounted for as a separate division of Bradford & Bingley and, accordingly, historical financial information is limited. In the year ended 31 December 2003, BBEA had pro forma revenues of £92.6 million and recorded an estimated pro forma loss (on a stand-alone basis) of £2.3 million. The pro forma revenue may be broken down as follows:

Division	*£m*
Residential Second Hand Sales	61.5
Lettings & Management	9.0
Land & New Homes	6.8
Financial Services	14.2
Other	1.1
Total	92.6

In the year ended 31 December 2003, BBEA achieved 31,449 housing exchanges, with an average house value of £158,600 at an average commission of 1.30 per cent. In the same period Countrywide achieved 81,637 housing exchanges, with an average house value of £149,755 at an average commission of 1.76 per cent.

Information on SecureMove

SecureMove is a leading provider of residential and commercial survey and valuation services in the United Kingdom. SecureMove operates from 47 offices and at 31 December 2003 employed 212 Full Time Equivalent ("FTE") residential surveyors and 64 FTE commercial surveyors.

SecureMove was incorporated as a subsidiary of Bradford & Bingley on 1 April 2003 and previously traded as a division. For the nine months ended 31 December 2003, SecureMove's audited results showed profit before tax of £3.4 million from turnover of £29.7 million. For the twelve months ended 31 December 2003, Countrywide Surveyors showed an operating profit of £31.9m from turnover of £108.0m and at that date employed 618 FTE surveyors.

In the year ended 31 December 2003 SecureMove completed 212,142 valuations and surveys. In the same period Countrywide Surveyors completed 605,857 valuations and surveys.

Benefits of the acquisition

The Directors believe that the acquisitions of BBEA and SecureMove are value-enhancing and advance Countrywide's strategy:

- the acquisition of BBEA's 307 offices and strong, established local brands represents a rare opportunity to expand substantially Countrywide's estate agency operations;
- the relative profitability of BBEA is lower than that of the existing Countrywide estate agency chain. Countrywide expects to apply its management disciplines, particularly through staff training, to improve the quality of customer service and thereby increase agency commissions; Countrywide also expects to provide an effective offering of financial services products to BBEA's estate agency customers;
- BBEA has a strong Land and New Homes business which Countrywide will seek to exploit;
- BBEA's 307 offices should provide additional conveyancing volumes for Countrywide's conveyancing division once capacity in this division increases in 2005, enabling BBEA's clients to take advantage of its no-sale, no-fee, seven days a week service;
- SecureMove is a respected, profitable surveying business which will sit well alongside Countrywide's existing surveying operation and enhance Countrywide's surveying capacity ahead of the introduction of Home Information Packs in 2007; and
- the acquisition of SecureMove provides Countrywide with a broader client base for its surveying services and new opportunities to develop lender relationships.

Countrywide intends to integrate the BBEA business within Countrywide's existing estate agency division whilst retaining BBEA's local brands and branches. It is intended that SecureMove will operate as a separate surveying business alongside Countrywide Surveyors. Non-core operations will be reviewed and cost savings and efficiencies will arise from integrating back-office processes. Bradford & Bingley will continue to provide certain support services at market-related prices for a

limited period to facilitate a smooth transition to Countrywide's ownership.

Financial effects

The Directors expect that, in aggregate, the BBEA and SecureMove businesses will trade at a loss for the remainder of 2004 before taking into account separation, integration and transaction costs. These costs are expected to total around £8 million and will be largely incurred in 2004. The Directors believe that this expenditure, together with the losses anticipated to be incurred during the remainder of the year by the businesses being acquired, will further reduce the level of profitability of the enlarged group in 2004. However, after careful deliberation, the Directors consider this to be an acceptable investment for future growth and profitability

The Directors believe that both BBEA and SecureMove will thrive as part of an entrepreneurial group dedicated to property services and that, under Countrywide's decentralised management style, margins in both businesses will rise over the short to medium term.

A fair value exercise on the net assets acquired will be carried out by Countrywide at the year-end. The Directors estimate that the current book value of the net assets being acquired is approximately £34 million.

On 27 September 2004 Countrywide sought merger clearance from the Office of Fair Trading. The Directors are confident that this merger will not raise any substantive issues.

Current trading

On 23 September 2004, Countrywide provided an update on current trading. There has been no material change in market conditions since that date.

Christopher Sporborg, Chairman of Countrywide, commented:

"The acquisition of Bradford & Bingley Estate Agents and SecureMove further consolidates Countrywide's position as the UK's leading service provider to the residential property market. We have acquired some highly attractive brands and believe we can substantially improve their performance by applying Countrywide's successful management principles and disciplines.

Current trading conditions remain, regrettably, very subdued, and we do not now see any upturn in activity occurring before the beginning of 2005 - with recovery then probably heavily dependent on any interest rate adjustments that may take place in the meantime. However, we remain totally convinced that the UK housing market will continue to present a well run, geographically diverse and multi disciplined Company, such as our own, with an opportunity to trade very profitably - and this continues to be our goal."

15 October 2004

Enquiries:

Countrywide plc
Christopher Sporborg, Chairman — Tel: 07836 204 449
Michael Nower, Finance Director — Tel: 01376 533 700/ 07793 369 235

Oriel Securities Limited — Tel: 020 7710 7600
David Arch

Lexicon Partners Limited — Tel: 020 7653 6000
Andrew Sibbald

The Wriglesworth Consultancy — Tel: 020 7845 7900 / 07980 635 243
John Wriglesworth
Mark Baker

A conference call for UK analysts and investors will be held at 10.00 BST on Monday 18 October. *Dial-in details are as follows:*

Dial in number: 01296 480 100
Passcode: C056405
Call Chairman – Michael Nower

A replay will be available for 7 days on:

Tel: 01296 618 700
Access code: 613041

A conference call for US analysts and investors will be held at 16.00 BST London Time (11am EST; 8am Pacific Time) on Monday 18 October. *Dial-in details are as follows:*

Dial in number: +44 1296 480 100
Passcode: C 276029
Call Chairman –Michael Nower

Oriel Securities Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide plc as its financial adviser and no one else in connection with the transaction described in this announcement and will not be responsible to anyone other than Countrywide plc for providing the protections afforded to customers of Oriel Securities Limited or for providing advice in relation to the transaction or any matter referred to herein.

Lexicon Partners Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide plc as its financial adviser and no one else in connection with the transaction described in this announcement and will not be responsible to anyone other than Countrywide plc for providing the protections afforded to customers of Lexicon Partners Limited or for providing advice in relation to the transaction or any matter referred to herein.

END

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